16004025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**



For the month of March 2016

Commission File Number 1-15242

**DEUTSCHE BANK CORPORATION**
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany**
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

**Explanatory note**

This Report on Form 6-K contains Deutsche Bank AG's Annual Report 2015. This Report on Form 6-K is being filed in paper format pursuant to Regulation S-T Rule 101(b)(1). This Report on Form 6-K and the exhibit are not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

**Exhibit**

Exhibit 99.1: Annual Report 2015.

**Forward-looking statements contain risks**

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

**Use of Non-GAAP Financial Measures**

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

| Non-GAAP Financial Measure | Most Directly Comparable IFRS Financial Measure |
|---|---|
| IBIT attributable to Deutsche Bank shareholders | Income (loss) before income taxes |
| Adjusted costs | Noninterest expenses |
| Average active equity | Average shareholders' equity |
| Pre-tax return on average active equity | Pre-tax return on average shareholders' equity |
| Post-tax return on average active equity | Post-tax return on average shareholders' equity |
| Tangible shareholders' equity, Tangible book value | Total shareholders' equity (book value) |
| Post-tax return on average tangible shareholders' equity | Post-tax return on average shareholders' equity |

For descriptions of certain of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to "Supplementary Information: Non-GAAP Financial Measures" on pages 438 to 442 of our Annual Report 2015 attached as Exhibit 99.1 hereto.

**CRR/CRD 4 Solvency Measures**

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms ("CRR") and the Capital Requirements Directive 4 ("CRD 4") implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for "transitional" rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this document reflect these transitional rules.

We also set forth in this and other documents such CRR/CRD 4 measures on a "fully loaded" basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Additionally, as part of our balance sheet management, we use a CRR/CRD 4 fully loaded leverage ratio. Such fully loaded metrics are described in the "Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio" on pages 125 to 137 of our Annual Report 2015 attached as Exhibit 99.1 hereto, which also provides reconciliation to the respective CRR/CRD 4 transitional or IFRS values. Our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors' assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS (or CRR/CRD 4) financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS (or CRR/CRD 4) financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS (or CRR/CRD 4) financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 11, 2016

By: ______________________
Name: Peter Burrill
Title: Managing Director

By: ______________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel

Deutsche Bank

# Annual Report 2015

*Passion to Perform*

# Deutsche Bank

## The Group at a glance

| | 2015 | 2014 |
|---|---|---|
| Share price at period end[1] | € 22.53 | € 24.99 |
| Share price high[1] | € 33.42 | € 38.15 |
| Share price low[1] | € 20.69 | € 22.66 |
| Basic earnings per share | € (5.06)[2] | € 1.34[3] |
| Diluted earnings per share | € (5.06)[2] | € 1.31[3] |
| Average shares outstanding, in m., basic | 1,388 | 1,242[3] |
| Average shares outstanding, in m., diluted | 1,388 | 1,269[3] |
| Post-tax return on average shareholders' equity | (9.8) % | 2.7 % |
| Post-tax return on average active equity | (9.9) % | 2.7 % |
| Post-tax return on average tangible shareholders' equity | (12.3) % | 3.5 % |
| Cost/income ratio[4] | 115.3 % | 86.7 % |
| Compensation ratio[5] | 39.7 % | 39.2 % |
| Noncompensation ratio[6] | 75.7 % | 47.5 % |
| in € m. | | |
| Total net revenues | 33,525 | 31,949 |
| Provision for credit losses | 956 | 1,134 |
| Total noninterest expenses | 38,667 | 27,699 |
| Income (loss) before income taxes | (6,097) | 3,116 |
| Net income (loss) | (6,772) | 1,691 |

| | Dec 31, 2015 in € bn. | Dec 31, 2014 in € bn. |
|---|---|---|
| Total assets | 1,629 | 1,709 |
| Total Shareholders' equity | 62.7 | 68.4 |
| Book value per basic share outstanding | € 45.16 | € 49.32 |
| Tangible book value per basic share outstanding | € 37.90 | € 38.53 |
| Common Equity Tier 1 capital ratio (CRR/CRD 4)[7] | 13.2 % | 15.2 % |
| Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded)[7] | 11.1 % | 11.7 % |
| Tier 1 capital ratio (CRR/CRD 4)[7] | 14.7 % | 16.1 % |
| Tier 1 capital ratio (CRR/CRD 4 fully loaded)[7] | 12.3 % | 12.9 % |
| Number | | |
| Branches | 2,790 | 2,814 |
| thereof in Germany | 1,827 | 1,845 |
| Employees (full-time equivalent) | 101,104 | 98,138 |
| thereof in Germany | 45,757 | 45,392 |
| Long-term rating | | |
| Moody's Investors Service | A3 | A3 |
| Standard & Poor's | BBB+ | A |
| Fitch Ratings | A- | A+ |
| DBRS Ratings | A | – |

[1] In order to reflect the capital increase in 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).
[2] Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.
[3] The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscribtion rights issued in June 2014 in connection with the capital increase.
[4] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
[7] Figures presented for 2015 and 2014 are based on the transitional rules ("CRR/CRD 4") and the full application ("CRR/CRD 4 fully loaded") of the CRR/CRD 4 framework. The capital ratios relate the respective capital to risk-weighted assets.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

# Content

## Deutsche Bank Group



## 1 – Management Report



## 2 – Consolidated Financial Statements



## 3 – Corporate Governance Statement/ Corporate Governance Report



## Supplementary Information

# Deutsche Bank Group

# Dear Shareholders,

2015 was a challenging year for Deutsche Bank. We announced a new strategy which charts our course for the next five years, and embarked decisively on implementing it. The goal of our Strategy 2020 is to build a better and stronger Deutsche Bank. This requires that we work in a leaner, more efficient way and reduce our risks, while at the same time further strengthening our capital position. All of this means greater discipline.

Initial results: With a newly appointed management team, we reorganized our business divisions to better align them with our clients' needs.

We have reduced complexity: we now have fewer senior committees, which speeds up decision-making, and greater emphasis on individual responsibility and accountability.

We discontinued business in locations, or with clients, which are not core to our business or which we deemed to have a higher risk profile. We are assessing carefully with whom we do business.

We made progress in strengthening our capital. The anticipated sale of our stake in Hua Xia Bank in China will further improve our ratio of core capital to risk-weighted assets. Our capital ratio will also benefit from the accelerated wind-down of non-core assets.

We expect to resolve important legal and regulatory matters in the course of this year reducing the uncertainty they involve. We cannot ensure that our provisions will be sufficient to cover all costs related to such matters.

We made progress in preparing to separate Postbank from Deutsche Bank. However, we are not under pressure. We will carefully monitor the regulatory and market environment to find the optimal solution.

Some of the necessary measures we took had a significant impact on last year's financial results. We took impairments totalling €6.5 billion, charges of €5.2 billion for legal and regulatory matters, and restructuring and severance charges of €1.0 billion.

Together, these items had a negative after-tax impact of €12.4 billion, resulting in a net loss after tax of €6.8 billion for the year.

These developments overshadowed solid operating performance in our four core businesses. Deutsche Bank recorded business growth last year: Group revenues were €33.5 billion, up 5%. That is a sign of the trust which our clients place in the Bank.

Revenues in Corporate Banking & Securities were up slightly versus the prior year, despite a challenging second half of the year. Revenues in Private & Business Clients, after adjusting for an impairment on our stake in Hua Xia Bank, were in line with 2014 despite persistent very low interest rates. Deutsche Asset & Wealth Management's pre-tax profit was up 23%, thanks in part to net new money inflows, which have surpassed €60 billion over the past two years. We are particularly proud that Global Transaction Banking delivered record pre-tax profits, up 25%.

We will continue on our path of decisively reorganizing and investing in the Bank in 2016 and 2017. We will focus on investing to further modernize our technology and infrastructure. We will rationalize our product offering in Global Markets and concentrate on our key clients and locations. We will reduce our branch network in Germany whilst strengthening our market-leading digital offering for private customers.

As we close a substantial number of branches, we will modernize others. We are confident that by reshaping the branch network we can better serve our clients' needs. In the future, most of our branches will offer the full range of expertise our clients expect from Deutsche Bank.

Throughout this period of essential restructuring, it is vital that we maintain and further strengthen our capital position. Therefore, as we previously announced, we intend not to recommend a dividend for the years 2015 and 2016. We fully appreciate that this will impact returns for our shareholders in the near term and is not a decision we took lightly. But it is the right decision to restore trust in the Bank.

From 2018 onwards, we anticipate that the results of our work will be reflected in our performance and in the achievement of key targets we have set for ourselves.

Our vision is to be a trusted and successful bank. We aim to deliver financial solutions, technology, products and services that exceed our clients' expectations. We want to be the most respected financial services provider across all customer segments in Germany, our vital and strong home market; the number one bank for corporate, institutional and fiduciary clients in Europe; and the best foreign bank in the United States and Asia.

A leading capital market presence is therefore central to our vision. Global capital market access allows businesses and institutions to finance their activities on favorable terms and protect themselves against risks. Deutsche Bank remains committed to providing our clients with strategic advice and access to the global capital markets. In addition, our capital market expertise helps private individuals and fiduciary institutions to accumulate wealth and provide for retirement.

The beginning of 2016 has seen volatility in the world's financial markets. This has impacted the banking sector. The seasonally strong first quarter might turn out to be challenging for the sector overall. Deutsche Bank is no exception to this.

In this period of market turbulence, Deutsche Bank remains very solid. Our capital base is strong; our Common Equity Tier 1 capital ratio is well above current regulatory requirements. Additionally, our liquidity position is strong, with €215 billion of liquidity reserves at the end of 2015, and we have significant sources of reliable funding. Our confidence rests on the core strength of our client franchise and the depth of our global client relationships; these in turn reflect the proven quality of our staff. The Management Board is committed to doing everything in its power to ensure that our people identify with Deutsche Bank and once again speak of their employer with pride – for it is our people who really make Deutsche Bank strong.

We take this opportunity to thank our staff for their diligence and hard work and for the good operating performance we have achieved in many areas. Together, we are building a better Deutsche Bank – a Deutsche Bank which sustainably delivers value for our clients, our shareholders and our communities.

Yours sincerely,

John Cryan
Co-Chairman of the Management Board,
Deutsche Bank AG

Jürgen Fitschen
Co-Chairman of the Management Board,
Deutsche Bank AG

Frankfurt am Main, March 2016

# Management Board

## John Cryan, *1960
since July 1, 2015
Co-Chairman of the Management Board

## Jürgen Fitschen, *1948
since April 1, 2009
Co-Chairman of the Management Board

## Stuart Wilson Lewis, *1965
since June 1, 2012
Chief Risk Officer

## Sylvie Matherat, *1962
since November 1, 2015
Chief Regulatory Officer

## Quintin Price, *1961
since January 1, 2016
Head of Deutsche Asset Management

## Garth Ritchie, *1968
since January 1, 2016
Head of Global Markets

## Karl von Rohr, *1965
since November 1, 2015
Chief Administrative Officer

## Marcus Schenck, *1965
since May 21, 2015
Chief Financial Officer

## Christian Sewing, *1970
since January 1, 2015
Head of Private, Wealth & Commercial Clients

## Jeffrey Herbert Urwin, *1956
since January 1, 2016
Head of Corporate & Investment Banking

Management Board in the reporting year:

John Cryan
Co-Chairman of the Management Board
(since July 1, 2015)

Jürgen Fitschen
Co-Chairman of the Management Board

Anshuman Jain
Co-Chairman of the Management Board
(until June 30, 2015)

Stefan Krause
(until October 31, 2015)

Stephan Leithner
(until October 31, 2015)

Stuart Wilson Lewis

Sylvie Matherat
(since November 1, 2015)

Rainer Neske
(until June 30, 2015)

Henry Ritchotte
(until December 31, 2015)

Karl von Rohr
(since November 1, 2015)

Marcus Schenck
(since May 21, 2015)

Christian Sewing
(since January 1, 2015)

# Dear Shareholders,

Due to the changed format of our Annual Report, the Letter of the Supervisory Board customarily to be found here has been replaced by only a brief personal introduction to the following very detailed report on our work during the previous financial year.

2015 – in short – represented a major turning point in the 145-year history of your Deutsche Bank. While reaffirming its traditional self-image as a global universal bank based in Germany, the bank set out a clear strategy for its future and consequently gave itself a new organizational structure. Not least in consideration of the shareholders' reactions at the last General Meeting, the bank today has an extensively changed Management Board with new members. John Cryan, a renowned banker, took over as Anshu Jain's successor as Co-Chairman of the Management Board. Juergen Fitschen will remain Co-Chairman of the Management Board until the end of the Annual General Meeting 2016. Marcus Schenck performs the role of our new Chief Financial Officer, and Christian Sewing is responsible for our Private and Business Clients franchise. To clearly emphasize the importance of our corporate clients, we combined our Global Transaction Banking and Corporate Finance operations in a new division headed by Jeffrey Urwin. Garth Ritchie is now responsible on the Management Board for the downsized trading area. Our fourth client business area, Deutsche Asset Management, is headed by Quintin Price, who joined Deutsche Bank from the asset manager Blackrock. The Management Board is completed by Sylvie Matherat, who is our Chief Regulatory Officer, Karl von Rohr, who is responsible for Human Resources and Legal, and Stuart Lewis, our proven Chief Risk Officer. Following the dissolution of the Group Executive Committee, the top-most management level of the bank is currently being reinforced by four holders of a general power of attorney (*Generalbevollmächtigte*).

We would like to take this opportunity not only to encourage the new Management Board team and wish them every success in implementing the objectives concretely formulated at the end of the year – and your Supervisory Board will continue to carefully monitor and advise them in achieving them – but also to express our thanks to the Management Board members who left for various reasons last year for their dedicated work – in some cases over decades – for Deutsche Bank: Anshu Jain, Rainer Neske, Stefan Krause, Stephan Leithner and Henry Ritchotte. (The services of Jürgen Fitschen, Co-Chairman of the Management Board, who will be leaving in the current year, will be acknowledged in this passage next year.)

As John Cryan's successor, Richard Meddings, former Chief Financial Officer of Standard Chartered Bank, was appointed to the Supervisory Board by the court in October 2015 and will be proposed for election to a full term of office at the General Meeting 2016. Furthermore, we also owe our thanks to Stephan Szukalski, who resigned from his Supervisory Board mandate at the end of November 2015, for his work. The remainder of his term of office will be performed by Wolfgang Böhr, who had already been a member of the Supervisory Board from 2008 to 2013.

At a total of 73 meetings of the Supervisory Board and its committees last year, we not only had forward-looking strategic and personnel issues to address, but we also had to continue to focus on the remediation of material legal issues from the past. A key aspect of our work was therefore on monitoring processes to implement numerous statutory and regulatory changes and to strengthen the bank's internal control functions. As always, we extensively discussed the development of the bank's business, its operating environment, its risk management and compensation system, as well as its financial planning.

In the following, you will find detailed information in the customary format on how your Supervisory Board performed its monitoring obligations and advised the Management Board intensively in numerous matters during the past financial year. Specifically, in the year under review:

# Report of the Supervisory Board

The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management along with material litigation cases, the program to strengthen control functions, and transactions and events that were of significant importance to the bank. Within the framework of the Supervisory Board's close monitoring of material litigation cases and regulatory investigations, there was increased reporting by the Management Board. With regard to a known matter, the Supervisory Board resolved to conduct its own supplementary investigation. We were involved in decisions of fundamental importance. Regular discussions concerning important topics and upcoming decisions were also held between the Co-Chairmen of the Management Board and the Chairman of the Supervisory Board. To further enhance the overall coordination of the work of the Supervisory Board, we increased the number of meetings that the committees held jointly compared to 2014. Between meetings, we were kept informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

In 2015, there were a total of 73 meetings of the Supervisory Board and its committees.

## Meetings of the Supervisory Board

The Supervisory Board held ten meetings in 2015.

January 28, 2015
At the first meeting of the year on January 28, 2015, we discussed the development of business in the fourth quarter of 2014 and the 2014 financial year, along with a comparison of the plan-actual figures. The dividend proposal for the year 2014 as well as the corporate planning for the years 2015 to 2017 were noted with approval and considerations relating to the new Strategy 2020 were discussed with the Management Board. Topics we addressed included the bank's compensation system and the report of the Compensation Officer on the appropriateness of the compensation system for the Management Board. We also determined the level of the Management Board members' variable compensation for the 2014 financial year, while taking into account the recommendations of the Compensation Control Committee and of an independent external compensation expert. In addition, we addressed the disbursal of the Management Board's variable compensation components from prior year periods and resolved, due to the still

ongoing litigation cases, to suspend their disbursal for now. Furthermore, we addressed the Nomination Committee's written report on the evaluation – to be carried out for the first time pursuant to the new regulation in Section 25d of the German Banking Act – of the Supervisory Board and of the Management Board for 2014.

March 20, 2015
At our meeting on March 20, 2015, after the Management Board's report and a discussion with the auditor, and based on the Audit Committee's recommendation, we approved the Consolidated Financial Statements and Annual Financial Statements for 2014 and we agreed to the Management Board's proposal for the appropriation of distributable profit. Together with the Management Board, we discussed the Human Resources Report and the Compensation Report 2014, which we noted with approval. In addition, we received reports on risk management and, together with the Management Board, discussed its report on the status of strategy considerations as well as the status of the recovery and resolution plans and indicators requested by the regulatory authorities. We also approved the required resolution proposals for the Agenda of the General Meeting.

April 24, 2015
At an extraordinary meeting on April 24, 2015, we intensively deliberated on the new Strategy 2020 the Management Board developed, which we support. In addition, we were informed of the development of the bank's business in the first quarter of 2015.

May 20, 2015
At the meeting on May 20, 2015, the day before the Ordinary General Meeting, we discussed the intended procedures for the meeting as well as the announced counterproposals. As necessary, resolutions were approved in this context. Furthermore, we addressed Mr. Neske's decision to resign from his Management Board mandate with effect from June 30, 2015.

June 7, 2015
At another extraordinary meeting on June 7, 2015, we deliberated on the personnel-related changes in the leadership of the Management Board based on recommendations of the Chairman's Committee and the Nomination Committee and adopted the required resolutions. We also resolved the required adjustments to the Business Allocation Plan for the Management Board with effect from July 1, 2015, and the necessary changes in the Terms of Reference for the Risk Committee.

July 30, 2015
At the meeting we held in New York on July 30, 2015, we intensively addressed the bank's business activities there. With the Management Board, we discussed the development of the bank's business in the first half of 2015, along with the effects on Strategy 2020. Based on the Audit Committee's recommendation, we approved the issuing of the audit mandate to KPMG AG Wirtschaftsprüfungsgesellschaft, which had been elected statutory auditor and auditor of the consolidated financial statements for the 2015 financial year at the General Meeting on May 21, 2015. Furthermore, we again addressed the disbursal of variable compensation components from prior year periods to the Management Board and resolved to suspend their disbursal the time being, also with regard to the compensation components payable at this time, due to the still ongoing litigation cases.

September 11 and 12, 2015
At the meeting held on September 11 and 12, 2015, we intensively discussed the strategic alignment of the bank and its business divisions with the Management Board and obtained reports from the Management Board on succession planning for key positions in the bank. In accordance with the bank's strategic alignment and in consideration of the knowledge, skills and expert experience required for members of the Management Board, we discussed the criteria for selecting new candidates for positions on the Management Board that are to be observed as part of succession planning. We also addressed the evaluation of the Management Board and of the Supervisory Board to be performed for 2015 in accordance with Section 25d of the German Banking Act as well as corporate governance topics.

October 18, 2015
At an extraordinary meeting on October 18, 2015, we resolved, based on recommendations of the Chairman's Committee and Nomination Committee, an extensive personnel and organizational realignment of the Management Board in order to reduce the bank's management complexity in accordance with Strategy 2020 and thus to better meet the needs of customers and the requirements of the regulatory authorities.

October 28, 2015
At the meeting on October 28, 2015, the Management Board reported to us on the development of business in the third quarter of 2015 and on developments in the regulatory and competitive environment. We addressed the Supervisory Review and Evaluation Process, discussed the financial and capital plan and resolved to approve the Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act. We also approved the compensation for KPMG for the Annual Financial Statements 2015 and the changed compensation for the limited reviews of the second and third quarters of 2015 as well as the first quarter of 2016.

December 15, 2015
At our extraordinary meeting on December 15, 2015, we discussed the sale of Deutsche Bank's shareholding in the Chinese Hua Xia Bank Co. Ltd. with the Management Board.

## The Committees of the Supervisory Board

Chairman's Committee
The Chairman's Committee held 12 meetings in the 2015 financial year, two of them jointly with the Nomination Committee. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. In conducting preparations for the Supervisory Board, the Committee addressed corporate strategy issues and, while taking into account the Nomination Committee's recommendations, the personnel changes on the Management Board as well as the petition filed by the Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW) for the court appointment of a special auditor. When necessary, resolutions were passed or recommendations made for the Supervisory Board's approval. The Chairman's Committee issued the approval of Management Board members' acceptance of mandates, honorary offices or special tasks outside of Deutsche Bank Group.

Risk Committee
At its 11 meetings, thereof two held jointly with the Compensation Control Committee and three jointly with the Audit Committee, the Risk Committee addressed in particular credit, liquidity, refinancing, country, market and operational risks. The focus in the 2015 financial year was on monitoring the development and implementation of Strategy 2020, in particular with regard to the effects on the bank's risk profile and risk appetite, as well as on initiatives like the introduction of regular business reviews at the first line of defense to recognize and remediate the weaknesses identified in risk controls, on the analysis of the possible effects of macroeconomic developments (Russia, Swiss Franc, oil prices, market volatility) as well as on the further development of the recovery and resolution plans (living wills) as required by the regulatory authorities after the announcement of Strategy 2020, along with an analysis of crisis scenarios. In-depth discussions also addressed the leverage ratio and capital planning, the effects of the prevailing interest rate environment, questions of information security and data quality, and several selected portfolios, including structured finance, trade finance and cash management for corporate clients, global markets and especially the rates business. Regular industry portfolio reports were presented to the Committee, along with each respective portfolio's strategy and profitability. In addition to the bank's funding and liquidity positions, the Committee meetings examined the development of and various aspects of the bank's risk provisions. Independently from the meeting dates, the Risk Committee received information monthly on the development of the risk and capital profile. Furthermore, the Committee discussed the ongoing further development of risk and pricing models and monitored remediation progress. The Risk Committee was regularly informed, partly at joint meetings with the Audit Committee, of certain regulatory investigations, remediation plans and their progress, along with audit findings. The Risk Committee also reviewed, partly at joint meetings with the Compensation Control Committee, the compensation system, in particular with regard to whether the incentives set take into account the bank's risk, capital and liquidity structure

as well as the probability and timing of revenues. The exposures subject to mandatory approval under German law and the Articles of Association were discussed in detail. The Risk Committee discussed questions regarding risk management and the timing of remediation plans with the Management Board. Furthermore, the Risk Committee received information about the business conditions in line with the bank's overall risk appetite and strategy.

Audit Committee

In 2015, the Audit Committee held 17 meetings, including three jointly with the Risk Committee and four jointly with the Integrity Committee. Representatives of the bank's auditor attended all of these meetings. Subjects covered were the preliminary audit of the Annual Financial Statements and Consolidated Financial Statements for 2014, the interim reports as well as the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission. The Committee dealt with the proposal for the election of the auditor for the 2015 financial year, verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB), and submitted a recommendation to the Supervisory Board on the issuing of the audit mandate and the amount of the auditor's remuneration. The Audit Committee is convinced that, as in previous years, there are no conflicts of interest on the part of the bank's auditor. The Audit Committee specified its own audit areas of focus for 2015. In supporting the Supervisory Board, the Audit Committee assured itself of the effectiveness of the risk management system, in particular, of the system of internal controls and internal audit, and monitored the financial accounting process and the auditing of the financial statements. When necessary, resolutions were passed or recommendations made for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related services, on the work of Group Audit, on issues relating to compliance, on legal and reputational risks as well as on special audits and significant findings of regulatory authorities. Group Audit's plan for the year was noted with approval. The Audit Committee did not receive any substantiated complaints in connection with accounting, internal accounting controls or auditing matters. Furthermore, the Audit Committee regularly dealt with the processing of audit findings issued by the auditor on the Annual and Consolidated Financial Statements for 2014, the measures to resolve other audit findings, the requirements relating to monitoring tasks pursuant to Section 107 (3) of the Stock Corporation Act, the measures to prepare for the audit of the Annual Financial Statements and the specified audit areas of focus. Other topics covered were the transposition of the EU reform of the statutory audit, questions concerning accounting-related IT systems and information security, as well as the program to strengthen the control functions (the "Three Lines of Defense"). The Audit Committee also addressed the new U.S. regulations on the monitoring of foreign banks.

Integrity Committee

The Integrity Committee held 15 meetings, four of them together with the Audit Committee, and addressed issues relating primarily to the preventive monitoring and strategic analysis of legal and reputational risks as well as corporate culture. The topics covered at the meetings included, in particular, the ongoing litigation cases and regulatory investigations with a focus on the proceedings the Supervisory Board had decided to closely monitor by way of resolutions adopted in March and July 2014 and in January and September 2015. In this context, the Integrity Committee also addressed the bank's internal investigations, the results of completed special investigations and the settlements that were concluded with the investigative regulators in some proceedings. The Committee's work focused on a comprehensive analysis independent of specific cases, remediation measures and the lessons learned in order to prevent future litigation cases and regulatory investigations. Additional topics addressed at the meetings were the Kirch proceedings, the "House of Governance" project to strengthen the bank's business organization as well as the results of the 2015 staff survey. The bank's program to enhance control functions (the "Three Lines of Defense"), which ended in December, and the sustainable development of the bank were also among the topics covered at the meetings, in addition to the Corporate Responsibility Report. At the four meetings held jointly with the Audit Committee, the Integrity Committee mainly addressed comprehensive issues, such as anti-financial crime, know-your-customer and compliance.

Compensation Control Committee
The Compensation Control Committee held 12 meetings in the 2015 financial year, two of them jointly with the Risk Committee. In accordance with the provisions of Section 25d of the German Banking Act and the Regulation on Remuneration in Financial Institutions, the Compensation Control Committee addressed the appropriate structuring of the compensation systems for the Management Board and employees, in particular for the compliance function as well as for employees with a material impact on the overall risk profile. The Committee supported the Supervisory Board in monitoring the appropriate structuring of the compensation systems for employees. The Committee prepared proposals to the Supervisory Board regarding the compensation of the Management Board, while taking into account, in particular, the bank's risks and risk management, and supported the Supervisory Board in monitoring whether internal controls and other relevant areas had been properly involved in the structuring of the compensation systems. Furthermore, the Committee also addressed the determination and distribution of the total amount of variable compensation for the bank's employees, also in consideration of the risk-bearing capacity. It discussed the remediation of audit findings relating to the bank's compensation system and the ongoing development of the compensation governance structure. The Committee also addressed the Compensation Report 2014 and the Compensation Control Report of the Compensation Officer, who came to the conclusion that the compensation system was appropriate and in accordance with the requirements of the Regulation on Remuneration in Financial Institutions.

Nomination Committee
The Nomination Committee held seven meetings in 2015, including two jointly with the Chairman's Committee. It addressed succession and appointment issues in consideration of the statutory requirements and issued recommendations to the Management Board concerning the principles for selecting and appointing people to the senior management level. When necessary, resolutions were passed in this context on recommendations for the Supervisory Board's approval. Furthermore, with the involvement of an independent external consultant, the Nomination Committee addressed the evaluation to be performed of the Supervisory Board and the Management Board in accordance with Section 25d (11) of the German Banking Act and discussed the status of the progress made on the suggestions for improvements from the 2014 final report on the implementation of the requirements according to Section 25d of the German Banking Act as well as improvements for 2015.

The Committee prepared the Supervisory Board's proposal to the General Meeting to elect Ms. Parent to the Supervisory Board in May 2015. It also addressed the succession planning for Mr. Cryan as member of the Supervisory Board and Chairman of the Audit Committee and submitted the proposal to the Supervisory Board and Management Board for the court appointment of Mr. Richard Meddings as his successor until the end of the General Meeting on May 19, 2016. Furthermore, the Committee addressed in detail the potential candidates for election to the Supervisory Board by the General Meeting 2016. Following intensive deliberations, the Committee recommended that Ms. Garrett-Cox be proposed for re-election and Mr. Meddings for election, each of them for a term of office of five years. In accordance with its Terms of Reference, the Committee noted with approval that, due to his special expertise and experience, Mr. Thoma will continue to be available to the Supervisory Board, too, despite reaching the regular age limit of 70.

Mediation Committee
Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2015.

The Chairman of the Supervisory Board and the chairpersons of the Integrity Committee, Audit Committee and Risk Committee coordinated their work continuously and consulted each other regularly and – as required – on an ad hoc basis in order to ensure the exchange of information necessary to capture and assess all of the relevant risks for the performance of their tasks. Furthermore, the committee chairpersons also attended, when necessary, meetings of committees they are not members of and provided – as required – reports and recommendations on specific topics from the committees they chair.

The committee chairpersons reported regularly to the Supervisory Board on the work of the committees.

In 2015, the Supervisory Board members participated in the meetings of the Supervisory Board and their respective committees as follows:

**Members' participation in meetings of the Supervisory Board**

| | Meetings (incl. committees) | Meetings (plenary sessions) | Participation (plenary sessions) | Meetings (committees) | Participation (committees) | Participation in % (of all meetings) |
|---|---|---|---|---|---|---|
| Achleitner | 73 | 10 | 10 | 63 | 63 | 100.00 |
| Böhr | 1 | 1 | 1 | 0 | 0 | 100.00 |
| Bsirske | 39 | 10 | 8 | 29 | 24 | 82.05 |
| Cryan | 16 | 5 | 5 | 11 | 7 | 75.00 |
| Dublon | 21 | 10 | 10 | 11 | 11 | 100.00 |
| Garrett-Cox | 10 | 10 | 8 | 0 | 0 | 80.00 |
| Heider | 25 | 10 | 10 | 15 | 15 | 100.00 |
| Herling | 39 | 10 | 10 | 29 | 29 | 100.00 |
| Irrgang | 25 | 10 | 10 | 15 | 15 | 100.00 |
| Kagermann | 39 | 10 | 10 | 29 | 29 | 100.00 |
| Klee | 25 | 10 | 10 | 15 | 15 | 100.00 |
| Löscher | 25 | 10 | 9 | 15 | 13 | 88.00 |
| Mark | 27 | 10 | 10 | 17 | 17 | 100.00 |
| Meddings | 10 | 3 | 3 | 7 | 7 | 100.00 |
| Parent | 21 | 10 | 10 | 11 | 11 | 100.00 |
| Platscher | 27 | 10 | 10 | 17 | 17 | 100.00 |
| Rose | 27 | 10 | 10 | 17 | 15 | 92.59 |
| Stockem | 21 | 10 | 10 | 11 | 11 | 100.00 |
| Szukalski | 9 | 9 | 9 | 0 | 0 | 100.00 |
| Teyssen | 17 | 10 | 9 | 7 | 7 | 94.12 |
| Thoma | 25 | 10 | 10 | 15 | 15 | 100.00 |
| Trützschler | 27 | 10 | 10 | 17 | 17 | 100.00 |

## Corporate Governance

The Chairman's Committee, Nomination Committee and Supervisory Board addressed the Act on Equal Participation of Women in Executive Positions, which came into force on May 1, 2015, and passed the resolutions required in this context. In September, we determined that there must be at least one woman on the Management Board by June 30, 2017. This number was already achieved with the restructuring of the Management Board in November. We discussed and approved a regular limit on the length of Supervisory Board membership on the basis of changes in the German Corporate Governance Code. For members to be newly elected or appointed, the regular length of Supervisory Board membership shall not exceed 15 years.

We also addressed the regulations regarding the composition of the Supervisory Board, the qualifications of its members, the obligatory training measures and the upper limit on the number of board mandates. To improve corporate governance and in light of the further increase in the tasks of the Supervisory Board, we elected Ms. Dublon as Chairperson of the Risk Committee on the basis of the recommendations of the Nomination Committee and Chairman's Committee.

Based on the recommendation of the respectively responsible committees, we agreed to Mr. Cryan, Dr. Achleitner and Professor Trützschler being named as financial experts in the Annual Report and Dr. Achleitner and Professor Kagermann as compensation experts. After Mr. Meddings joined the Supervisory Board and simultaneously became the Chairman of the Audit Committee on October 13, 2015, we also resolved that Mr. Meddings shall be named as a financial expert in the Annual Report. Furthermore, we confirmed the continued independence, as defined by U.S. regulations, of all members of the Audit Committee and determined that the Supervisory Board has what we consider to be an adequate number of independent members.

At several meetings, the Nomination Committee addressed the regulatory requirements pursuant to Section 25d (11) of the German Banking Act.

The Nomination Committee and the Supervisory Board addressed, at several meetings, the results of the evaluation of the Management Board and the Supervisory Board, which was performed with the involvement of an independent reviewer. The written final report was discussed by the Supervisory Board in plenary session on January 27, 2016. We are of the opinion that the Supervisory Board and the Management Board achieved a high standard. Individual recommendations for improvements identified through the evaluation were taken up and in some cases already established in 2015.

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 29, 2014, was reissued at the meeting of the Supervisory Board on October 28, 2015. The Management Board and Supervisory Board stated that Deutsche Bank has complied and will continue to comply with the recommendations of the German Corporate Governance Code in the versions dated June 24, 2014, and May 5, 2015, with the specified exceptions. The text of the Declaration of Conformity 2015 issued on October 28, 2015, along with a comprehensive presentation of the bank's corporate governance, can be found beginning on page 419 of the Annual Report 2015 and on our website at www.db.com/ir/en/documents.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

## Training and Further Education Measures

Members of the Supervisory Board completed the training and further education measures required for their tasks on their own responsibility. Deutsche Bank provided the appropriate support to them in this context. In particular, individually tailored induction courses were held for the members who first joined the Supervisory Board in 2015. In addition, members were informed on a regular basis of new regulatory developments as well as corporate governance topics. A one-day in-house seminar was held for the members of the Supervisory Board on the topic of banking supervision. Furthermore, members of the respective committees participated in professional training courses for the respective committees and members of the Supervisory Board in external training courses.

## Conflicts of Interest and Their Handling

In his function as Chairman of the bank's Supervisory Board, Dr. Achleitner was in contact on various occasions with regulatory authorities. At its meeting on May 20, 2015, the Chairman's Committee resolved to cover the costs of witness counsel for Dr. Achleitner in connection with his regulatory questioning. Dr. Achleitner abstained from voting on this resolution and announced that in future he would not, as a precautionary measure, participate in the taking of the resolutions and the deliberations of the Supervisory Board that are in connection with his witness statements.

## Litigation and Regulatory Investigations

In 2015, as in the preceding years, the Supervisory Board as well as – with different focal points – the Integrity Committee, Audit Committee and Risk Committee, regularly and intensively addressed the material litigation cases and investigations by regulatory authorities and advised on the appropriate further courses of action in each case. In January and September 2015, in supplementing resolutions from 2014, we resolved to more closely monitor in the future than in the past additional exceptional matters that were or that still are the subject of litigation cases or regulatory investigations based on the Supervisory Board's heightened supervisory responsibility. For these proceedings, the Supervisory Board developed a standardized Management Board reporting to the Supervisory Board and its format is reviewed regularly. Furthermore, in connection with the IBOR investigations, we resolved to establish an ad hoc committee. It addressed, in particular, the investigations of the German Federal Financial Supervisory Authority (BaFin) and prepared the Supervisory Board's statement to be issued in response to BaFin. This committee has been dissolved in the meantime.

The Supervisory Board resolved to conduct its own internal investigations in one case with a potential connection to the Management Board. For this and other proceedings, the Supervisory Board is being advised by independent external experts.

In addition, reports and consultations on the follow-up matters related to the various Kirch proceedings continued to be among the topics covered, including in this context the criminal proceedings being heard before the Munich Regional Court.

## Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the accounting, the Annual Financial Statements and the Management Report for 2015 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2015. KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft had been elected by the Ordinary General Meeting on May 21, 2015, as the auditor of the Annual Financial Statements and Consolidated Financial Statements. The audits led in each case to an unqualified opinion.

The Auditor's Reports for the Consolidated Financial Statements and Annual Financial Statements for the 2015 financial year were each jointly signed by the Auditors Mr. Pukropski and Mr. Beier and dated March 2, 2016. Mr. Pukropski signed the Auditor's Report for the Consolidated Financial Statements and Annual Financial Statements for the first time for the 2013 financial year. Mr. Beier signed the Auditor's Report for the Consolidated Financial Statements and Annual Financial Statements for the first time for the 2012 financial year.

The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements at its meeting on March 9, 2016, and KPMG reported on the audit processes. The Chairman of the Audit Committee reported to us on this at the meeting of the Supervisory Board on March 10, 2016. Based on the recommendation of the Audit Committee and after inspecting the Annual Financial Statements and Consolidated Financial Statements documents, we agreed with the results of the audits following an extensive discussion with the auditor and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

## Personnel Issues

There were extensive personnel changes on the Management Board in 2015. With effect from January 1, 2015, Mr. Sewing was appointed member of the Management Board, with effect from the end of the General Meeting on May 21, 2015, Dr. Schenck was appointed member of the Management Board, and with effect from July 1, 2015, Mr. Cryan was appointed member and, together with Mr. Fitschen, Co-Chairman of the Management Board. Ms. Matherat and Mr. von Rohr were appointed to the Management Board with effect from November 1, 2015. Mr. Ritchie, Mr. Price and Mr. Urwin became members of the Management Board with effect from January 1, 2016.

Members that left the Management Board are Mr. Jain and Mr. Neske, effective at the end of June 30, 2015, Mr. Krause and Dr. Leithner, at the end of October 31, 2015, and Mr. Ritchotte, at the end of December 31, 2015.

As Mr. Cryan was appointed member and Co-Chairman of the Management Board, he left the Supervisory Board effective at the end of June 30, 2015. In his place, Mr. Meddings was appointed member of the Supervisory Board by the court on October 13, 2015. Mr. Szukalski resigned as member of the Supervisory Board with effect from November 30, 2015. For the remainder of his term of office, he will be replaced by the member elected as his substitute, Mr. Böhr, who had already been a member of the Supervisory Board from 2008 to 2013.

We thank the members of the Supervisory Board and the Management Board who left last year for their dedicated work and for their constructive assistance to the company during the past years.

Frankfurt am Main, March 10, 2016

The Supervisory Board

Dr. Paul Achleitner
Chairman

# Supervisory Board

**Dr. Paul Achleitner**
– Chairman
Munich

**Alfred Herling***
– Deputy Chairman
Deutsche Bank AG,
Wuppertal

**Wolfgang Böhr***
since December 1, 2015
Deutsche Bank AG,
Dusseldorf

**Frank Bsirske***
Chairman of the trade union ver.di –
Vereinte Dienstleistungsgewerkschaft,
Berlin

**John Cryan**
until June 30, 2015
London

**Dina Dublon**
New York

**Katherine Garrett-Cox**
Chief Executive Officer
of Alliance Trust Plc
(until February 3, 2016),
Brechin, Angus

**Timo Heider***
BHW Bausparkasse AG,
Emmerthal

**Sabine Irrgang***
Deutsche Bank AG,
Mannheim

**Prof. Dr. Henning Kagermann**
President of acatech –
German Academy of Science
and Engineering,
Königs Wusterhausen

**Martina Klee***
Deutsche Bank AG,
Frankfurt am Main

**Peter Löscher**
Chief Executive Officer
Renova Management AG,
Munich

**Henriette Mark***
Deutsche Bank AG,
Munich

**Richard Meddings**
since October 13, 2015
Sandhurst

**Louise M. Parent**
Of Counsel, Cleary Gottlieb
Steen & Hamilton LLP,
New York

**Gabriele Platscher***
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

**Bernd Rose***
Postbank Filialvertrieb AG,
Menden

**Rudolf Stockem***
Trade Union Secretary of ver.di –
Vereinte Dienstleistungsgewerkschaft,
Aachen

**Stephan Szukalski***
until November 30, 2015
Deutsche Postbank AG,
Frankfurt am Main

**Dr. Johannes Teyssen**
Chairman of the
Management Board of E.ON SE,
Dusseldorf

**Georg F. Thoma**
Of Counsel, Shearman & Sterling LLP,
Neuss

**Prof. Dr. Klaus Rüdiger Trützschler**
Essen

* Elected by the employees in Germany.

# Committees

## Chairman's Committee

Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

## Mediation Committee

Dr. Paul Achleitner
– Chairman

Wolfgang Böhr*
since December 1, 2015

Alfred Herling*

Prof. Dr. Henning Kagermann

Stephan Szukalski*
until November 30, 2015

## Audit Committee

Richard Meddings
– Chairman (since October 13, 2015)

John Cryan
(Chairman until June 30, 2015)

Dr. Paul Achleitner

Henriette Mark*

Gabriele Platscher*

Bernd Rose*

Prof. Dr. Klaus Rüdiger Trützschler

## Risk Committee

Dina Dublon
– Chairperson (since January 28, 2015)

Dr. Paul Achleitner
(Chairman until January 28, 2015)

John Cryan
until June 30, 2015

Richard Meddings
since October 13, 2015

Louise M. Parent

Rudolf Stockem*

## Nomination Committee

Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

Dr. Johannes Teyssen

## Integrity Committee

Georg F. Thoma
– Chairman

Dr. Paul Achleitner

Timo Heider*

Sabine Irrgang*

Martina Klee*

Peter Löscher

## Compensation Control Committee

Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

* Elected by the employees in Germany.

# Strategy 2020

## — Four strategic goals
## — Updated performance targets
## — Priorities defined for the corporate divisions

Following a comprehensive strategic review of the Group, Deutsche Bank announced its new strategic plan (Strategy 2020) in April 2015. In October 2015, we provided further details on the Bank's strategic goals, management actions in its business divisions, infrastructure functions, and regions, and updated performance targets for 2018 and 2020.

The Bank conducted an examination of its business divisions, infrastructure functions, and regions, and an assessment of their ability to serve our clients' future needs. Based on this assessment, the Bank's management reinforced our commitment to a global platform and universal banking product offering in which all four of our businesses, Corporate Banking and Securities (CB&S), Global Transaction Banking (GTB), Asset and Wealth Management (AWM) and Private and Business Clients (PBC), remain core. The clear intention of Strategy 2020 is to focus our universal offering of products and services in order to become a less complex, more efficient, less risky and better capitalized bank.

In detail, the four strategic goals comprise the following:

- First, to become simpler and more efficient by focusing on the markets, products, and clients where we are better positioned to succeed, which should lead to greater client satisfaction and lower costs. We want to achieve this via a material reduction in the number of locations, products and clients, as well as a simplified organization with fewer legal entities. Moreover, we intend to move towards a competitive cost structure, based on a more efficient infrastructure. Our execution plan includes the closure of onshore operations in ten countries, the transfer of trading activities to global and regional hubs and further centralization of booking locations in global and regional hubs. We aim to exit selected Global Markets business lines and to reduce the number of clients in CB&S. Furthermore, we intend to eliminate approximately 90 legal entities.

- Second, to become less risky by modernizing our technology and withdrawing from higher-risk client relationships. We intend to (a) withdraw from those client relationships where in our view the risks are too high, to (b) improve our control framework, and to (c) implement automation in order to replace manual reconciliation. We aim to modernize our IT architecture, for instance by reducing the number of individual operating systems and by replacing the Bank's end-of-life hardware and software applications. Automation of manual processes is aimed at driving efficiency and improving control. We intend to prioritize investments in the Know-Your-Client and Anti-Money-Laundering infrastructure.

- Third, to become better capitalized. We want to reduce Risk Weighted Assets (RWAs) by approximately €90 billion to approximately €320 billion by 2018 and approximately €310 billion by 2020, excluding RWA inflation on the back of changing regulatory requirements, which is expected to be at least €100 billion by 2019/2020. Furthermore, we aim to reduce our net CRD4 (Capital Requirements Directive 4) leverage exposure by approximately €170 billion by 2018. Key components of our execution plan include the deconsolidation of Postbank, the planned sale of our entire non-controlling 19.99% stake in Hua Xia Bank and the substantial wind-down of the Non-Core Operations Unit (NCOU) as well as the exit of selected Global Markets business lines. We intend to partially re-invest some capital into our business in order to pursue growth in our Global Transaction Banking and Asset and Wealth Management businesses.

– Fourth, to run Deutsche Bank with more disciplined execution. We strive to secure disciplined execution of our main targets through the establishment of a fully accountable management team with all businesses and functions represented. Furthermore, we are committed to favoring personal accountability over committees wherever possible. We intend to combine this with a better alignment of our reward system to good performance and conduct.

We have also set ourselves clear financial targets in key areas. Starting with the regulatory ratios, we aim to strengthen our capital position, with a target Common Equity Tier 1 capital ratio of at least 12.5% from the end of 2018, and a target leverage ratio of at least 4.5% at the end of 2018 and at least 5% at the end of 2020. By 2018, we further aim to produce net savings in our adjusted costs (total non-interest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangible assets, and policyholder benefits and claims) of approximately €1.0 to €1.5 billion, against restructuring and severance costs of approximately €3.0 to €3.5 billion, to reduce total adjusted costs to below €22 billion. In addition, we plan to dispose of assets before the end of 2017 that currently have a total cost base of approximately €4.0 billion. Additionally, we aim to achieve a cost-income ratio of approximately 70% by 2018 and approximately 65% by 2020. In respect of returns to our shareholders, we aim to achieve a post-tax return on tangible equity of greater than 10% by 2018.

Execution of Strategy 2020 is already underway. In October 2015, we announced a reorganization of our operating businesses along our key client segments effective January 1, 2016. The Corporate Banking & Securities corporate division has been split into two business divisions. The sales and trading activities in CB&S have been combined in a newly created corporate division called Global Markets (GM) with a primary focus on institutional clients. A new corporate division called Corporate & Investment Banking (CIB) has been created by combining the Corporate Finance business in CB&S with the GTB division. CIB is focused primarily on serving corporate clients. Furthermore, Deutsche Asset & Wealth Management has been split. Deutsche Bank Wealth Management (WM) is now run as an independent business unit alongside the Private and Business Clients division to form the new Private, Wealth & Commercial Clients (PW&CC) corporate division focusing on private, commercial and high net worth clients. Deutsche Asset Management (AM) has become a stand-alone corporate division and focuses exclusively on institutional clients and the funds business. We believe that these structural changes better equip us to deliver on Strategy 2020, and we aim to have our cost reductions and capital measures materially completed by the end of 2018.

**January 1, 2016**

reorganization of our operating businesses along our key client segments

**≥12.5%**

CET1 ratio from the end of 2018

# Strategy 2020 Targets

»I see four principal goals. First, we want to make Deutsche Bank simpler and more efficient. By focusing on where we can truly excel, we'll be a better bank. That includes reducing the number of products and services we offer, deepening our relationships with the most promising clients and bringing focus to the number of locations in which we operate. Second, we want to lower the bank's risk profile. This means turning down marginal business about which we may have doubts and which could eventually result in us facing a fine or a legal settlement. Third, we want to be better capitalized so that we are no longer playing catch-up with regulation and market expectations. Finally, we want to be a better run bank.«

Message from John Cryan on Strategy 2020 to all employees on October 29, 2015

- Simpler & more efficient
- Less risky
- Better capitalized
- Disciplined execution

| | Group financial targets 2018 | Group financial targets 2020 |
|---|---|---|
| CET 1 ratio | ≥12.5% | |
| Leverage ratio | ≥4.5% | ≥5.0% |
| Post-tax RoTE | >10% | |
| Dividend per share | Aspiration to deliver competitive payout ratio | |
| Costs[1], in € bn | <22.0 | |
| CIR | ~70% | ~65% |
| RWA[2], in € bn | ~320 | ~310 |

Note: 2018/2020 targets are based on assumed FX rates of €/US$ 1.07 and €/£0.72
(1) Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and intangibles, as well as policyholder benefits and claims
(2) Excluding expected regulatory inflation

# Strategy 2020: Our new core corporate divisions

On the Strategy 2020 initiatives for the corporate divisions in detail:

- In Global Markets (GM), the initiatives to deliver Strategy 2020 aim to reduce RWAs and CRD4 leverage exposure, improve profitability and reduce complexity. In addition to our previously announced exit of uncleared CDSs, we will exit from legacy Rates assets, Agency Residential Mortgage-Backed Securities (RMBS) trading and high risk-weight securitized trading. We intend to rationalize activities in Emerging Markets Debt, Rates&Credit OTC clearing and low-return client lending and target a reduction of leverage exposure consumption by our Fixed Income & Currencies (FIC) businesses, while continuing to optimize leverage and RWA consumption across the platform. In order to realize identified growth opportunities, we will invest in Prime Brokerage and Credit Solutions with balance sheet released from exiting and optimizing other parts of the business. At the same time we intend to reduce our client and country footprint, rationalize our platform infrastructure and enhance the control environment.

- As of January 1, 2016 the corporate-client focused Corporate Finance group of CB&S has been combined with GTB to form the new Corporate&Investment Banking (CIB) division. The creation of the new CIB division is intended to enable us to better serve corporate clients with our full set of banking products. We intend to retain strength in Debt Capital Markets with focused efforts to grow market share in Advisory and Equity Capital Markets. Within the new CIB division, GTB remains committed to executing on its strategic priorities: strengthening and deepening relationships with target clients, acquiring new target clients, especially in Asia and the U.S., further building its capabilities to serve mid-cap clients in Germany, continuing its investments in operational excellence, and optimizing its business portfolio while maintaining strict cost, risk and capital discipline.

- As of January 1, 2016, we have combined PBC and Deutsche Bank Wealth Management (WM) to create the new division Private, Wealth and Commercial Clients. PW&CC pursues a strategy of creating a leading, digitally enabled advisory bank with a strong focus on growth in Private Banking, Commercial Banking and Wealth Management. PW&CC objectives include the provision of seamless client coverage with a distinct Private Banking and Wealth Management approach in Germany, a strengthened European presence, expansion of services to Ultra High Net Worth clients in Asia, the Americas and the Middle East, and a focus on entrepreneurs in Germany and across Europe. Furthermore, PW&CC expects to realize significant synergies to improve efficiency in product offering, digital investment, operations, overhead and support functions. Additionally, it seeks to improve capital efficiency by further strengthening advisory capabilities and putting less emphasis on capital intensive products. In line with the changing behavior of our clients, we aim to sharpen our distribution model by strengthening our omni-channel capabilities with additional investments into our digital offerings and by closing more than 200 branches in Germany.

- In Deutsche Asset Management, we intend to focus on delivering robust, sustainable investment performance across our fund products and investment solutions, and seek to gain market share globally while maintaining leadership in our home market of Germany. We foresee continued cooperation and connectivity, where appropriate, between AM and WM, as well as across the Bank, in offering solutions to retail and institutional clients.

# Corporate Profile

»We aim to deliver financial solutions, technology, products and services that exceed our clients' expectations. We want to be the most respected financial services provider across all customer segments in Germany, our vital and strong home market; the number one bank for our corporate, institutional and fiduciary clients in Europe; and the best foreign bank in the United States and Asia.«

A message from John Cryan to Deutsche Bank employees, February 9, 2016

We have reorganized our operating divisions to strengthen client alignment and anticipate developing regulatory best practice.

| Corporate divisions until December 31, 2015 | Operating divisions | Corporate divisions effective January 1, 2016 |
| --- | --- | --- |
| Corporate Banking & Securities | Sales & Trading Debt<br>Sales & Trading Equity | Global Markets |
| | Corporate Finance | Corporate & Investment Banking |
| Global Transaction Banking | Global Transaction Banking | |
| Private & Business Clients | Private & Business Clients | Private, Wealth & Commercial Clients |
| Deutsche Asset & Wealth Management | Private Wealth Management | |
| | Asset Management | Deutsche Asset Management |

# Deutsche Bank share and bonds

## – Market capitalization decreased
## – Three large shareholders now
## – Further issuance of supplementary capital

In 2015, the performance of the Deutsche Bank share was unsatisfactory. Nevertheless, the reporting year started on a friendly note. The upturn on the stock markets at the end of 2014 continued in the first few months of 2015. The European Central Bank (ECB) maintained its expansionary monetary policy, which led to new record highs on the European stock markets. In the first quarter, the DAX rose by 22%, reaching a high of 12,375 points in April. The European banking sector also performed strongly with the STOXX Europe 600 Banks index rising by 14%. Boosted by the favorable market environment, the Deutsche Bank share outperformed the DAX in the first quarter with growth of 30% and reached its peak for the year in April at €33.42. However, this positive development tailed off slightly in the second quarter, and the share closed the first half of the year up by just 8%, which was slightly weaker than the DAX (+12%).

The euphoria on the international stock markets cooled significantly in the third quarter. Speculation that the central banks might raise interest rates and concerns about the development of the global economy put pressure on the stock markets. Following the surprising depreciation of the Chinese currency, the DAX fell to its lowest point in the year in September at 9,428 points. The STOXX Europe 600 Banks index lost its entire gain and at the end of September was 2% down on the previous year.

In the fourth quarter, the U.S. Federal Reserve's long anticipated initial interest rate rise, which proved moderate, was met with a certain relief by the markets. Despite its weak performance in December, the DAX closed the year up by 10% on the end of 2014. The STOXX Europe 600 Banks closed down 3%, however.

Deutsche Bank's share could not escape the downward trend on the market at the end of the year. This was compounded by doubts about the bank's earnings capacity, and in December the share reached its low point for the year at €20.69. The Deutsche Bank share concluded 2015 down 10% on the year with a closing price of €22.53.

1–1
Market capitalization
In € bn. at year-end


11
27.4
12
30.6
13
35.4
14
34.5
15
31.1
0
20
40

1–2
Regional distribution of share ownership
In % at year-end 2015


3%
Other
4%
Switzerland
15%
USA
22%
European Union
(excl. Germany)
56%
Germany

Figures rounded

## Strategy 2020 – Focusing to create value

In 2015, Deutsche Bank fundamentally realigned its strategic agenda for the next five years. The path for the future has been clearly defined: The bank is focusing on its strengths to create value. The goal is to ensure that by 2020 Deutsche Bank will become less complex, more efficient, less risky and a better capitalized bank. It will create more value for its shareholders and will be better managed with enhanced systems and stricter controls.

While the bank has many strengths it is also facing challenges. Costs are too high, IT systems need to be modernized and processes optimized. As in past years, capital requirements for market, credit and operational risks were substantially tightened in 2015. One of the key priorities of Strategy 2020 is therefore to build on the operating strength to improve the bank's capital position organically. Therefore, the Management Board and the Supervisory Board will recommend to the General Meeting not to pay a dividend for the 2015 and 2016 financial years. For the year 2017, the bank aspires to deliver a competitive payout ratio.

## Market capitalization decreased

Deutsche Bank's market capitalization at the end of 2015 was €31.1 billion, approximately €3.4 billion less than a year before. Chart 1–1 On average, 7.8 million Deutsche Bank shares were traded daily on Xetra, down by 0.3 million on the previous year. The Xetra trading volume in Deutsche Bank shares in 2015 was €53.8 billion (single counting), down by €4.8 billion on 2014. The ratio in Xetra share trading was 8.0%, compared with 9.3% in 2014. Deutsche Bank's share was thus the fourth most actively traded DAX security, as it had been in 2014. Its share weighting in the DAX fell slightly to 3.5% (2014: 3.6%). On the New York Stock Exchange, where the Deutsche Bank share has been listed since 2001, the average number of shares traded rose by 17.0% on the previous year.

The substantial decline in the share price in 2015 reduced the long-term total shareholder return. An investor who bought Deutsche Bank shares for €10,000 at the start of 2011, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €6,783at the end of 2015. This corresponds to an average annual loss of 7.5% per year. For the STOXX Europe 600 Banks, an annual increase of 1.6% was recorded for the same period; the DAX recorded a plus of 9.2%. Chart 1–3

## Slightly fewer shareholders

Deutsche Bank shares continue to be almost entirely in free float. Around 99% of the bank's shareholders in 2015 were private investors. At the end of 2015, retail investors held 19% (2014: 20%) of the share capital, while institutional investors held 81% (2014: 80%) of the subscribed capital of €3,530,939,215.36.

Deutsche Bank has three large shareholders whose holdings are above the statutory reporting threshold of 3%. BlackRock Inc., New York, has the largest holding of 6.76%. Paramount Services Holdings Ltd., British Virgin Islands, and Supreme Universal Holdings Ltd., Cayman Islands, each hold 3.05%.

Overall, the number of shareholders declined in 2015 to 561,559 (2014: 599,320). This reflects the decline in the number of private shareholders in the reporting year. The regional distribution of share capital also shifted. According to the share register, the share capital held in Germany declined to 56% (2014: 57%). While the percentage held in the European Union excluding Germany rose to 22% (2014: 21%), the percentage held in Switzerland declined significantly to 4% (2014: 7%). The percentage of share capital held in the USA rose to 15% (2014: 13%), while the percentage held in the rest of the world declined to 3% (2014: 4%). Chart 1–2 The regional distribution of share ownership is based on share custody locations, which are not necessarily the shareholders' places of residence.

## Share buybacks for compensation plans

The General Meeting in 2015 granted the Management Board the authorization to buy back up to 10% of the share capital (137.9 million shares) by the end of April 2020. A maximum of 5% of the share capital (69.0 million shares) can be purchased using derivatives. These authorizations replaced the authorizations of the 2014 General Meeting. During the period between the 2015 General Meeting and December 31, 2015, 20.7 million shares were bought back, including 4.7 million shares by exercising call options. The shares purchased were used for equity compensation purposes. As of September 30, 2015, the total number of shares held from buybacks was 0.3 million.

## Strong demand for Deutsche Bank's debt

Deutsche Bank enjoyed strong support from debt investors allowing refinancing at attractive spreads. In 2015, Deutsche Bank issued a total of €39.1 billion in debt instruments at an average spread of 57 bps over the relevant floating index (for example, LIBOR) with an average tenor of 6.3 years. Of the total, €11 billion were benchmark issuances, meeting certain minimum size requirements and a further €28 billion were raised by private placements with institutional investors and retail-targeted issuance. See Management Report on Credit Ratings p.68

The most significant transactions in 2015 included two Tier 2 securities issued in February and March 2015. The first issuance in February was a €1.5 billion 10-year bond issued at mid-swaps +210 bps. The second issue in March was a US$ 1.25 billion bond also with a 10-year maturity and issued at U.S. Treasuries +260 bps. Another significant transaction was DB S.A.E.'s inaugural €1 billion 5-year Cedulas (Spanish covered bond) issuance in November 2015, issued at mid-swaps +43 bps.

Overall, Deutsche Bank's issuance activities are well diversified across markets, instruments, currencies and investor types. At the end of December 2015, 74% of the bank's total funding comes from the most stable funding sources, such as retail and transaction banking deposits, capital markets issuance and equity.

**1–3**
**Long-term total return index**

Total return index, beginning of 2011 = 100
— STOXX Europe 600 Banks
— Deutsche Bank


150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2011
2012
2013
2014
2015

Source: Bloomberg

# Information on the Deutsche Bank share

## Structural Data

| | | 2015 | 2014 | 2013 |
|---|---|---|---|---|
| **Number of shareholders** | | 561,559 | 599,230 | 566,979 |
| **Shareholders by type** in % of share capital[1] | Institutional (including banks) | 81 | 80 | 79 |
| | Private | 19 | 20 | 21 |
| **Regional breakdown** in % of share capital[1] | Germany | 56 | 57 | 50 |
| | European Union (excluding Germany) | 22 | 21 | 26 |
| | Switzerland | 4 | 7 | 6 |
| | USA | 15 | 13 | 15 |
| | Other | 3 | 4 | 4 |

## Key Figures

| | 2015 | 2014 | 2013 |
|---|---|---|---|
| Change in total return of Deutsche Bank share[2] | (7.5%) | (22.46%) | 7.47% |
| Share in equities trading (Xetra) | 7.96% | 9.27% | 5.86% |
| Average daily trading volume (in million shares)[3] | 7.8 | 8.1 | 6.2 |
| Share price high | €33.42 | €38.15 | €38.73 |
| Share price low | €20.69 | €22.66 | €29.41 |
| Dividend per share for the financial year (in €) | –[4] | 0.75 | 0.75 |

| | Dec 31, 2015 |
|---|---|
| Issued shares | 1,379,273,131 |
| Outstanding shares | 1,378,898,267 |
| Share capital | €3,530,939,215.36 |
| Market capitalization | €31.07 billion |
| Share price[5] | €22.53 |
| Weighting in the DAX | 3.48% |
| Weighting in the Euro STOXX 50 | 1.46% |

## Securities identification codes

| | | | |
|---|---|---|---|
| Deutsche Börse | | New York Stock Exchange | |
| Type of issue | Registered share | Type of issue | Global Registered Share |
| Symbol | DBK | Currency | US$ |
| WKN | 514000 | Symbol | DB |
| ISIN | DE0005140008 | CINS | D 18190898 |
| Reuters | DBKGn.DE | Bloomberg | DBK GR |

[1] Figures rounded
[2] Share price based on Xetra
[3] Order book statistics (Xetra)
[4] Proposal for the Annual General Meeting on May 19, 2016
[5] Xetra closing price

# 1 Management Report

# Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our Operating and Financial Review includes qualitative and quantitative disclosures on Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components as required by International Financial Reporting Standard (IFRS) 8, "Operating Segments". This information, which forms part of and is incorporated by reference into the financial statements of this report, is marked by a bracket in the margins throughout this Operating and Financial Review. For additional Business Segment disclosure under IFRS 8 please refer to Note 4 "Business Segments and Related Information" of the Consolidated Financial Statements.

# Executive Summary

## The Global Economy

| Economic growth (in %) | 2015 | 2014 | Main driver |
| --- | --- | --- | --- |
| **Global Economy**[1] | **3.1** | 3.4 | Global economic growth faltered during 2015 due to the slowdown in emerging markets, whose growth was dampened mainly by structural weaknesses and the weak oil price. The industrialized countries, by contrast benefited on balance from the low oil price and expansionary monetary policy, with the result that their growth rates picked up slightly. High debt levels and generally weak global trade weighed on growth, however. |
| Thereof: | | | |
| Industrialized countries[1] | 1.8 | 1.7 | |
| Thereof: Emerging markets[1] | 4.1 | 4.7 | |
| **Eurozone Economy** | **1.5** | 0.9 | Support from low oil prices and extremely expansionary monetary policy |
| Thereof: German economy | 1.7 | 1.6 | Strong growth in consumption, but external headwinds held back investment growth |
| **U.S. Economy** | **2.4** | 2.4 | Strong U.S.$ is negative for export-oriented sectors, negative inventory cycle, solid performance by domestic economy |
| **Japanese Economy** | **0.5** | (0.1) | Stockbuilding and net exports boosted growth |
| **Asian Economy**[1] | **6.2** | 6.4 | Weak demand from China and the industrialized countries |
| Thereof: Chinese Economy | 6.9 | 7.3 | Slowdown in the growth of exports and investment was partly offset by higher consumption |

Source: National authorities
[1] 2015 data is sourced from Deutsche Bank Research forecasts.

### The Banking Industry

In the eurozone, 2015 brought a moderate rise in lending to the private sector for the first time since 2011 (+1.1 %). Lending to households was up by 2 % as compared to 2014, while lending to businesses remained stable. On the liability side, despite the prevailing low interest-rate environment, the volume of deposits from households and firms rose by 3.3 %, a similar increase to that in each of the previous two years. After a sharp rise in the first quarter, total assets of eurozone banks declined slightly and were down by 1.3 % on the year. Provisions for credit losses at European banks probably continued to decline, which may have led to a further normalization in the earnings situation. In Germany, household and corporate lending continued to expand in 2015 with growth again exceeding the eurozone average. This was partly due to an increase in consumer loans by 1.9 %.

In the U.S., the credit expansion continued, driven in particular by corporate lending and commercial mortgages, which maintained their double-digit growth rates. In the retail segment, residential mortgages grew by 2.5 %. Growth in private-sector deposits slowed somewhat compared with 2014 but, at 4.9 %, remained high.

Japan saw a moderate decline in lending growth to 2.3 %. In China, the low double-digit growth in private sector lending remained unchanged despite the slight cooling-off of the Chinese economy.

# Deutsche Bank Performance

2015 was a difficult year for Deutsche Bank, as we were burdened by specific items such as goodwill and other intangible asset impairments, litigation, restructuring and severance charges totalling € 12.4 billion post-tax. However, revenues were up versus 2014 and we made considerable progress on the implementation of our Strategy 2020, which intends to make Deutsche Bank a less complex and more efficient, less risky, better capitalized and better run institution with more disciplined execution.

Our Group Key Performance Indicators are as follows:

| Group Key Performance Indicators | Status end of 2015 | Status end of 2014 |
|---|---|---|
| Net revenues | € 33.5 bn | € 31.9 bn |
| Income (loss) before income taxes | € (6.1) bn | € 3.1 bn |
| Net income (loss) | € (6.8) bn | € 1.7 bn |
| Post-tax return on average tangible shareholders' equity[1] | (12.3 %) | 3.5 % |
| Post-tax return on average active equity[1] | (9.9 %) | 2.7 % |
| Adjusted Costs[2] | € 26.5 bn | € 25.0 bn |
| Cost/income ratio[3] | 115.3 % | 86.7 % |
| Cost savings[4] | € 4.5 bn | € 3.3 bn |
| Costs to achieve savings[5] | € 3.6 bn | € 2.9 bn |
| Risk-weighted assets | € 396.7 bn | € 394.0 bn |
| CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[6] | 11.1 % | 11.7 % |
| Fully loaded CRR/CRD 4 leverage ratio[7] | 3.5 % | 3.5 % |

1 Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of (11) % for the year ended December 31, 2015 and 46 % for the year ended December 31, 2014. For further information, please refer to "Supplementary Information: Non-GAAP Financial Measures" of the report.
2 Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangible assets, policyholder benefits and claims. For further information, please refer to "Supplementary Information: Non-GAAP Financial Measures" of the report.
3 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
4 Cost savings resulting from the implementation of the OpEx program.
5 Costs-to-achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
6 The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
7 Further detail on the calculation of this ratio is provided in the Risk Report.

Net revenues in 2015 were € 33.5 billion, up by € 1.6 billion from 2014. Despite challenging market conditions all business segments except PBC reported increased net revenue in 2015 partly driven by positive foreign exchange movement. PBC reported a revenue decrease mainly due to valuation and transaction related effects relating to PBC's stake in Hua Xia Bank.

Non-interest expenses in 2015 were € 38.7 billion, an increase of 40 % from 2014, mainly driven by impairments of goodwill and other intangibles, a significant increase in litigation costs as well as restructuring and severance charges. Compensation and benefits were higher compared to 2014 primarily driven by foreign exchange rate effects.

The loss before income taxes of € (6.1) billion in 2015, versus income before income taxes of € 3.1 billion in 2014, is mainly driven by impairments booked in the third quarter 2015 as well as the higher litigation and restructuring and severance charges. The particularly high specific effects of € 6.5 billion of impairments and € 5.2 billion of litigation charges, both largely non-tax deductible, and an additional restructuring and severance charge of € 1 billion, added to a net loss of € (6.8) billion.

Cumulative OpEx program savings of € 4.5 billion fully met the externally communicated target for 2015. Cumulative Costs to achieve of € 3.6 billion were € 0.4 billion less than planned.

Our CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.1 % at the end of 2015 down from 11.7 % at the end of 2014, resulted from the net loss driven by higher litigation and restructuring and severance costs. Our respective CRR/CRD 4 phase-in Common Equity Tier 1 ratio was 13.2 % at the end of 2015 down from 15.2 % at the end of 2014.

As per the new Supervisory Review and Evaluation Process (SREP) requirements, the European Central Bank notified us that we need to maintain a CET 1 ratio of at least 10.25 % on a phase-in basis, which increases to 10.75 % in 2016 including the first stage of the phase-in in Deutsche Bank's Global Systemically Important Banks (G-SIBs) buffers over the next four years. We currently have material buffers over the required minimum on a phased-in basis. This means that the Bank's minimum CET 1 capital requirement will be 12.25 % by January 2019 once all buffers are phased in. This compares to our fully-loaded target of greater than 12.5 % by 2018.

# Deutsche Bank Group

## Deutsche Bank: Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,629 billion as of December 31, 2015. As of that date, we employed 101,104 people on a full-time equivalent basis and operated in 70 countries out of 2,790 branches worldwide, of which 65 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

As of December 31, 2015 we were organized into the following five corporate divisions:

- Corporate Banking & Securities (CB&S)
- Private & Business Clients (PBC)
- Global Transaction Banking (GTB)
- Deutsche Asset & Wealth Management (Deutsche AWM)
- Non-Core Operations Unit (NCOU)

The five corporate divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide. From 2016 onwards and in accordance with our Strategy 2020 our business operations are going to be organized under a new structure with the segments Global Markets (GM), Corporate & Investment Banking (CIB), Private, Wealth and Commercial Clients (PW&CC), Postbank, Deutsche Asset Management (AM) and Non-Core Operations Unit (NCOU).

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

- subsidiaries and branches in many countries;
- representative offices in many other countries; and
- one or more representatives assigned to serve customers in a large number of additional countries.

## Management Structure

The Management Board has structured the Group as a matrix organization, comprising (i) Corporate Divisions, (ii) Infrastructure Functions and (iii) a Regional Management Function. To support this structure, key governance bodies function as follows:

The Management Board has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board, which is a separate corporate body. Our Management Board focuses on strategic management, corporate governance, resource allocation, risk management and control, assisted by functional committees.

The Group Executive Committee was established in 2002. In accordance with the Strategy 2020 objective to reduce organizational complexity, it was dissolved in October 2015. The Group Executive Committee comprised the members of the Management Board and senior representatives from our regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee was a body that is not required by the Stock Corporation Act. It served as a tool to coordinate our businesses and regions, discussed our strategy and prepared recommendations for Management Board decisions. It had no decision-making authority. Within each corporate division and region, coordination and management functions are handled by operating committees and executive committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

# Corporate Divisions

## Corporate Banking & Securities Corporate Division

### Corporate Division Overview

Until the recently announced reorganisation in October 2015, CB&S comprised the Global Markets and Corporate Finance businesses. These businesses offer financial products worldwide including the underwriting of stocks and bonds, trading services for investors and the tailoring of solutions for companies' financial requirements.

### Products and Services

The Global Markets business combines the sales, trading and structuring of a wide range of financial markets' products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, and securitized products. Coverage of institutional clients is provided by the Institutional Client Group, while Research provides analysis of markets, products and trading strategies for clients.

Corporate Finance offers mergers and acquisitions (M&A) services as well as debt and equity advisory and origination. Regional, industry-focused teams are responsible for the delivery of the entire range of financial products and services to our corporate clients.

All our trading activities are covered by our risk management procedures and controls which are described in detail in the Risk Report.

### Distribution Channels and Marketing

As part of Strategy 2020, we are re-focusing and rationalising our client coverage model so as to keep clients at the core of our business. We are exiting client relationships where returns are too low or risks are too high while also strengthening our client on-boarding and KYC procedures.

We have made the following significant capital expenditures or divestitures since January 1, 2013:

In June 2015, Markit Ltd., a provider of financial information services, conducted a secondary public offering. As part of this offering, Markit also re-purchased own shares from a number of selling shareholders including Deutsche Bank. We offered and sold approximately 4 million of the 5.8 million shares (2.7 %) it held in Markit.

In December 2014, we completed the sale of 75 % of a U.S.$ 2.5 billion portfolio of U.S. special situation commercial real estate loans to a fund managed by the Texas Pacific Group. Deutsche Bank retains a 25 % stake in the portfolio and continues to originate and acquire new loans in the US special situations commercial real estate market.

In June 2014, Markit Ltd. initiated its listing on NASDAQ Stock Market via a sale of shares from existing shareholders. As part of this listing, we offered and sold 5.8 million of the 11.6 million shares (5.7 %) it held in Markit.

## Private & Business Clients Corporate Division

### Corporate Division Overview

PBC operates under a single retail banking business model across Europe and selected Asian markets. PBC serves retail and affluent clients as well as small and medium sized business clients.

The PBC Corporate Division comprises three business units under one strategic steering:

— Private & Commercial Banking, which comprises all of PBC's activities in Germany under the Deutsche Bank brand;
— Advisory Banking International, which covers PBC's activities in Europe (outside Germany) and Asia including our stake in and partnership with Hua Xia Bank Co. Ltd.; and
— Postbank, which contains the major core business activities of Deutsche Postbank AG as well as BHW and norisbank.

The Private & Commercial Banking business unit focuses on private and commercial clients in Germany and offers an integrated commercial banking coverage model for small and medium sized corporate clients. This enables us to further capture opportunities from small and medium sized business clients by improving PBC's client proximity and cross-divisional collaboration leveraging the expertise of Deutsche Bank Group.

In Advisory Banking International we operate in five major European banking markets: Italy, Spain, Poland, Belgium and Portugal. In Asia, India is our core market. In India, PBC operates a branch network of seventeen branches supported by a mobile sales force. Further, in Asia we currently hold a 19.99 % stake in Hua Xia Bank Co. Ltd. which we have agreed to sell.

Postbank continues to operate with its own brands, providing financial services for retail and corporate customers primarily in Germany.

We have made the following significant capital expenditures or divestitures since January 1, 2013:

On December 28, 2015, we announced the agreement to sell its entire 19.99 % stake in Hua Xia Bank Co. Ltd. to PICC Property and Casualty Company Limited for a consideration of RMB 23.0 billion to 25.7 billion subject to final price adjustment at closing (approximately € 3.2 billion to € 3.7 billion, based on December 2015 exchange rates). The completion of the transaction is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

On April 22, 2015, we signed an agreement to purchase an additional 5.9 million (2.7 %) of the Postbank shares, thereby increasing the Deutsche Bank's ownership stake from 94.1 % to 96.8 %. On April 27, 2015 Deutsche Bank requested Postbank to prepare a squeeze-out of the minority shareholders pursuant to Section 327a et seq. of the German Stock Corporation Act. In the squeeze-out request to Postbank on July 7, 2015, the amount of cash compensation was set at € 35.05 per Postbank share. After a clearance preceding in front of the Higher District Court Cologne the squeeze-out was entered into the commercial register on December 21, 2015. At settlement on December 30, 2015, We acquired the remaining 3.2 % shares for a total of € 245 million and now owns directly and indirectly 100 % of the shares. Postbank's shares have been de-listed from all stock exchanges between December 21, 2015 and January 13, 2016.

In October 2014, we contributed ownership of the real estate of 90 retail banking branches in Italy to a closed-end institutional real estate fund, "Italian Banking Fund (IBF)", managed by Hines Italy SGR. The contributed real estate had a total value of € 134 million and will mostly be leased back for a period of at least 12 years.

In May 2014, we completed the sale of a 20.2 % stake in Deutsche Herold AG to Zürich Beteiligungs AG, a subsidiary of Zurich Insurance Group AG. We acquired the 20.2 % stake from a third party immediately ahead of selling it to Zurich. 15.2 % of the disposal to Zurich was based on a share purchase agreement that was entered into by Deutsche Bank and Zurich in 2001. The remaining 5.0 % stake was sold due to Zurich exercising a call option.

### Products and Services

PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.

We offer investment and insurance, mortgages, business products, consumer finance, payments, cards & accounts, deposits and mid-cap related products provided by other divisions as part of our mid-cap joint venture within Deutsche Bank, as well as postal services and non-bank products in Postbank.

Our investment products cover the full range of brokerage products (equities, bonds), mutual/closed-end funds (single- and multi-assets), structured products as well as discretionary portfolio management and securities custody services. In addition we provide life and non-life insurance products as well as corporate pension schemes to our clients.

We offer standard to complex mortgage solutions and our mortgage product portfolio is complemented by publicly subsidized mortgages, mortgage brokerage and mortgage-related insurance. Our business products focus on managing transactions, risk and liquidity for our clients. In commercial banking and international services we optimize cash flow and market volatility for our clients and support their business expansions. In addition our loan product offering consists of personal instalment loans, credit lines and overdrafts as well as point of sale (POS) business.

Our payments, cards and account products include domestic, international and SEPA payments, debit, credit and prepaid cards as well as current accounts for private and business clients. Our deposits portfolio consists of sight deposits, term deposits and savings.

Our lending businesses are subject to our credit risk management processes. Please see the "Credit Risk Management" and "Credit Risk Exposure" sections in the Risk Report.

### Distribution Channels and Marketing

In following a client-centric banking approach, we seek to optimize the interaction with our customers as well as the accessibility and availability of our services. PBC uses a broad multi-channel approach to serve its customers and distribute financial solutions depending on local strategic positioning and business model.

— Branches: Within our branches, we generally offer our entire range of products and advice.
— Financial Agents: In most countries, we additionally market our retail banking products and services through self-employed financial agents.
— Customer Contact Centers: Our Customer Contact Centers provide clients with remote services (i.e., account information, securities brokerage) supported by automated systems.
— Online and Mobile Banking: On our websites, we offer clients a broad variety of relevant product information and services including interactive tools, tutorials and rich media content. We provide a high performing transaction-platform for banking, brokerage and self-services, combined with a highly frequented multi-mobile offering for smartphones and tablets. Moreover, we further invest in improvements of selected digital capabilities. This digitization program is being rolled out in all our businesses.
— Self-service Terminals: These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.

Moreover, we foster country-specific distribution and cooperation arrangements. In Germany, we maintain cooperation partnerships with companies such as DP DHL (Postbank cooperation) and Deutsche Vermögensberatung AG (DVAG). With DVAG, we distribute our mutual funds and other banking products through DVAG's independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of product suppliers. These include an agreement with Zurich Financial Services for insurance products, and product partnerships with twelve preferred fund companies for the active distribution of selected investment products.

To achieve a strong brand position internationally, we market our services consistently throughout the countries we consider to be part of our strategic focus.

## Global Transaction Banking Corporate Division

### Corporate Division Overview

GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, financing for international trade, lending, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions consist of:

- Trade Finance and Cash Management Corporates
- Institutional Cash and Securities Services

We have made the following significant capital expenditures or divestitures since January 1, 2013:

On February 28, 2014, registrar services GmbH was sold to Link Market Services.

On June 1, 2013, the sale of Deutsche Card Services to EVO Payments International was completed.

### Products and Services

Trade Finance offers local expertise, a range of international trade products and services (including financing), custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

Cash Management caters to the needs of a diverse client base of corporates and financial institutions. With the provision of a comprehensive range of innovative and robust solutions, we handle the complexities of global and regional treasury functions including customer access, payment and collection services, liquidity management, information and account services and electronic bill presentation and payment solutions.

Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 30 markets.

### Distribution Channels and Marketing

GTB develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions in this division, in CB&S and in PBC. Leveraging the integrated commercial banking coverage model for small and medium sized corporate clients enables us to capture new opportunities from this client group.

Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany and the Netherlands.

## Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

### Corporate Division Overview

With € 1.1 trillion of invested assets as of December 31, 2015, Deutsche AWM is one of the world's leading investment organizations. Deutsche AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional active, passive and alternative investments across all major asset classes. Deutsche AWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth (UHNW) individuals and family offices.

### Products and Services

Deutsche AWM's investment capabilities span both active and passive strategies and a diverse array of asset classes including equities, fixed income, real estate, infrastructure, private equity and hedge funds. The division also offers customized wealth management solutions and private banking services, including lending and discretionary portfolio management.

Distribution Channels and Marketing
Global Coverage/Advisory teams manage client relationships, provide advice and assist clients to access Deutsche AWM's products and services. Deutsche AWM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PBC for retail customers and CB&S for selected institutional and corporate clients, as well as through third-party distributors. To ensure holistic service and advice, all clients have a single point of access to Deutsche AWM, with dedicated teams serving specific client groups.

Deutsche AWM created its Key Client Partners (KCP) advisory centers in 2013, to deliver its cross divisional investment banking, corporate banking and asset management capabilities. The global centres give professional investors access to cross-asset class and cross-border investment opportunities and financing solutions in tandem with CB&S.

## Non-Core Operations Unit Corporate Division

In the second half of 2012, Non-Core Operations Unit (NCOU) was established as the fifth pillar of our business structure. Its aim was to help the Bank reduce risks associated with capital-intensive assets that are not core to the strategy, thereby reducing capital demand. As set out in our previous strategy announcements, our objectives in setting up the NCOU were to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

Pursuant to our recent Strategy 2020 announcements, NCOU's aim is to reduce leverage and risk-weighted assets with an ambition to materially unwind the remaining positions by end of December 2016, such that residual risk-weighted assets at that time will be less than € 10 billion in aggregate. In carrying out this mandate, the NCOU will look to exit the remaining positions having less favorable capital and risk return profiles, thereby enabling us to strengthen our fully loaded Common Equity Tier 1 ratio.

The NCOU manages assets with a value of approximately € 27 billion and a fully loaded RWA equivalent of € 34 billion, as of December 31, 2015.

The NCOU's portfolio includes activities that are non-core to our strategy going forward; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. In addition, certain liabilities were also assigned to the NCOU following similar criteria to those used for asset selection, e.g. liabilities of businesses in run-off or for sale, legacy bond issuance formats and various other short-dated liabilities, linked to assigned assets.

In RWA terms the majority of NCOU's assets now relate to legacy CB&S assets, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. NCOU's portfolio also includes legacy PBC assets such as selected European residential mortgages and consumer assets as well as other financial investments no longer deemed strategic for Postbank. The assets previously managed in the former Group Division Corporate Investments relate to our global principal investment activities which now primarily consist of a stake in the port operator Maher Terminals.

We have made the following significant divestitures since January 1, 2013:

In April 2015, we reached an agreement to sell the Fairview Container Terminal in Port of Prince Rupert, Canada (a segment of Maher Terminals) to DP World (a Dubai-based marine terminal operator) for CAD 580 million, subject to regulatory approvals. All regulatory approvals have in the meantime been obtained and we have successfully completed the sale

On December 19, 2014, we closed the sale of Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, to Blackstone Real Estate Partners VII for U.S.$ 1.73 billion, subject to closing purchase price adjustments.

In March 2014, we completed the sale of BHF-BANK to Kleinwort Benson Group and RHJ International for a total consideration of € 347 million primarily in cash (€ 316 million) and the remainder in the form of new shares in RHJ International issued at par value. These shares have also subsequently been sold.

In December 2013, our subsidiary Deutsche Postbank AG completed the sale of an approximately £ 1.4 billion UK commercial real estate loan portfolio to GE Capital Real Estate.

In June 2013, our subsidiary PB Capital Corporation completed the sale of an approximately U.S.$ 3.7 billion commercial real estate loan portfolio to San Francisco based Union Bank, N.A., an indirect subsidiary of Mitsubishi UFJ Financial Group, Inc.

In May 2013, Sicherungseinrichtungsgesellschaft deutscher Banken mbH ("SdB") fully repaid the remaining exposure (of which € 0.8 billion was allocated to the former Corporate Investments, now part of the NCOU) of ECB-eligible notes guaranteed by the SOFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis).

In January 2013, we completed the sale of our 15 % participation in Dedalus GmbH & Co. KGaA, through which we indirectly held approximately 1.1 % of the shares in EADS N.V., for a consideration of approximately € 250 million.

## Infrastructure and Regional Management

The infrastructure functions perform control and service functions and, in particular, tasks relating to Group-wide, supra-divisional resource-planning, steering and control as well as to risk, liquidity and capital management.

The infrastructure functions are organized in the following areas of responsibility:

- Co-Chairmen: Communications, CSR, Group Audit, Corporate Strategy, Research and Group Incident & Investigation Management
- Chief Financial Officer: Group Finance, Group Tax, Group Treasury, Investor Relations and Group M&A
- Chief Risk Officer: Functions managing Credit Risk, Operational Risk, Market Risk, Liquidity Risk, Strategic Risk, Enterprise Risk and Corporate Insurance
- Chief Regulatory Officer: Group Regulatory Affairs, Group Structuring, Public Affairs, Compliance, Anti-Financial Crime
- Chief Administrative Officer: Legal, Global Corporate Governance and Human Resources
- Chief Operating Officer and Information Officer: Group Technology and Operations, Corporate Services, Digital Transformation and responsible for Chief Information Office and Group Data Management

Regional Management has the task to protect the Group's integrity and reputation and to coordinate and align local activity and strategic development across the Group's businesses, infrastructure and legal entities.

All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to our five corporate divisions.

## Significant Capital Expenditures and Divestitures

Information on each Corporate Division's significant capital expenditures and divestitures from the last three financial years has been included in the above descriptions of the Corporate Divisions.

Since January 1, 2015, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company's shares.

# Results of Operations

## Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

### Condensed Consolidated Statement of Income

| in € m. | | | | 2015 increase (decrease) from 2014 | | 2014 increase (decrease) from 2013 | |
|---|---|---|---|---|---|---|---|
| (unless stated otherwise) | 2015 | 2014 | 2013 | in € m. | in % | in € m. | in % |
| Net interest income | 15,881 | 14,272 | 14,834 | 1,610 | 11 | (562) | (4) |
| Provision for credit losses | 956 | 1,134 | 2,065 | (178) | (16) | (931) | (45) |
| **Net interest income after provision for credit losses** | **14,925** | **13,138** | **12,769** | **1,788** | 14 | **369** | 3 |
| Commissions and fee income[1] | 12,765 | 12,409 | 12,308 | 356 | 3 | 101 | 1 |
| Net gains (losses) on financial assets/liabilities at fair value through profit or loss[1] | 3,842 | 4,299 | 3,817 | (457) | (11) | 481 | 13 |
| Net gains (losses) on financial assets available for sale | 203 | 242 | 394 | (39) | (16) | (152) | (39) |
| Net income (loss) from equity method investments | 164 | 619 | 369 | (455) | (73) | 251 | 68 |
| Other income (loss) | 669 | 108 | 193 | 561 | N/M | (85) | (44) |
| **Total noninterest income** | **17,644** | **17,677** | **17,082** | **(33)** | **(0)** | **596** | **3** |
| **Total net revenues[2]** | **32,569** | **30,815** | **29,850** | **1,754** | **6** | **965** | **3** |
| Compensation and benefits | 13,293 | 12,512 | 12,329 | 781 | 6 | 183 | 1 |
| General and administrative expenses | 18,632 | 14,654 | 15,126 | 3,977 | 27 | (472) | (3) |
| Policyholder benefits and claims | 256 | 289 | 460 | (32) | (11) | (172) | (37) |
| Impairment of goodwill and other intangible assets | 5,776 | 111 | 79 | 5,665 | N/M | 33 | 42 |
| Restructuring activities | 710 | 133 | 399 | 577 | N/M | (267) | (67) |
| **Total noninterest expenses** | **38,667** | **27,699** | **28,394** | **10,968** | **40** | **(695)** | **(2)** |
| **Income (loss) before income taxes** | **(6,097)** | **3,116** | **1,457** | **(9,213)** | **N/M** | **1,660** | **114** |
| Income tax expense | 675 | 1,425 | 775 | (750) | (53) | 650 | 84 |
| **Net income (loss)** | **(6,772)** | **1,691** | **681** | **(8,463)** | **N/M** | **1,010** | **148** |
| Net income attributable to noncontrolling interests | 21 | 28 | 15 | (6) | (23) | 13 | 83 |
| Net income (loss) attributable to Deutsche Bank shareholders and additional equity components | (6,794) | 1,663 | 666 | (8,457) | N/M | 997 | 150 |

Note: Prior periods have been restated.
N/M – Not meaningful
[1] For further detail please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
[2] After provision for credit losses.

## Net Interest Income

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | in % | 2014 increase (decrease) from 2013 in € m. | in % |
|---|---|---|---|---|---|---|---|
| Total interest and similar income | 25,967 | 25,001 | 25,601 | 966 | 4 | (600) | (2) |
| Total interest expenses | 10,086 | 10,729 | 10,768 | (643) | (6) | (39) | (0) |
| **Net interest income** | **15,881** | **14,272** | **14,834** | **1,610** | **11** | **(562)** | **(4)** |
| Average interest-earning assets[1] | 1,031,827 | 1,040,908 | 1,136,662 | (9,080) | (1) | (95,754) | (8) |
| Average interest-bearing liabilities[1] | 814,541 | 851,714 | 979,245 | (37,172) | (4) | (127,531) | (13) |
| Gross interest yield[2] | 2.52 % | 2.40 % | 2.25 % | 0.12 ppt | 5 | 0.15 ppt | 7 |
| Gross interest rate paid[3] | 1.24 % | 1.26 % | 1.10 % | (0.02) ppt | (2) | 0.16 ppt | 15 |
| Net interest spread[4] | 1.28 % | 1.14 % | 1.15 % | 0.14 ppt | 12 | (0.01) ppt | (1) |
| Net interest margin[5] | 1.54 % | 1.37 % | 1.31 % | 0.17 ppt | 12 | 0.06 ppt | 5 |

ppt – Percentage points
[1] Average balances for each year are calculated in general based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

2015

The increase in net interest income in 2015 of € 1.6 billion, or 11 %, to € 15.9 billion compared to € 14.3 billion in 2014, was primarily driven by higher interest income on trading assets in CB&S, mainly driven by strong client activity and increased client balances. Also contributing to the increase were favorable foreign exchange movements and organic growth in Deutsche AWM. Overall, the net interest spread increased by 14 basis points and the net interest margin improved by 17 basis points primarily driven by lower interest related volume, an increase in interest income and a decrease in interest expenses in 2015 as compared to prior year.

2014

The decrease in net interest income in 2014 of € 562 million, or 4 %, to € 14.3 billion compared to € 14.8 billion in 2013, was primarily driven by lower interest income in NCOU due to asset reductions as a result of our continued de-risking. Overall, the net interest spread decreased by 1 basis point as a result of slightly lower increase of gross interest yield as compared to gross interest rate paid. The net interest margin improved by 6 basis points, mainly due to effects resulting from the aforementioned asset reductions.

## Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | in % | 2014 increase (decrease) from 2013 in € m. | in % |
|---|---|---|---|---|---|---|---|
| CB&S – Sales & Trading (equity) | 870 | 1,066 | 1,120 | (196) | (18) | (54) | (5) |
| CB&S – Sales & Trading (debt and other products) | 3,654 | 2,487 | 2,548 | 1,167 | 47 | (61) | (2) |
| Non-Core Operations Unit | (552) | (663) | (374) | 111 | (17) | (289) | 77 |
| Other | (130) | 1,408 | 523 | (1,538) | N/M | 886 | 169 |
| **Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss** | **3,842** | **4,299** | **3,817** | **(457)** | **(11)** | **482** | **13** |

Note: Prior periods have been restated.

2015

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 457 million to € 3.8 billion for the full year 2015. The main driver for this was an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 1.5 billion in the category Other. Contributing factors were losses on long swap exposure in CB&S due to unfavorable interest rate and foreign exchange movement partly offset by an increase of € 1.2 billion in Sales and Trading (debt and other products) mainly reflecting increased market volatility primarily in the first quarter 2015 resulting in new client and deal flow.

2014
Net gains on financial assets/liabilities at fair value through profit or loss increased by € 482 million to € 4.3 billion for the full year 2014. The main driver for this was an increase of € 886 million in Other, mainly reflecting mark to market gains from interest rate movements in CB&S which was partly offset by an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 289 million in NCOU, which included a loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector in 2014.

## Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division and by product within CB&S.

| in € m. | | | | 2015 increase (decrease) from 2014 | | 2014 increase (decrease) from 2013 | |
|---|---|---|---|---|---|---|---|
| (unless stated otherwise) | 2015 | 2014 | 2013 | in € m. | in % | in € m. | in % |
| Net interest income | 15,881 | 14,272 | 14,834 | 1,610 | 11 | (562) | (4) |
| Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss | 3,842 | 4,299 | 3,817 | (457) | (11) | 481 | 13 |
| **Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss** | **19,723** | 18,570 | 18,651 | 1,153 | 6 | (81) | (0) |
| **Breakdown by Corporate Division/product:**[1] | | | | | | | |
| Sales & Trading (equity) | 2,502 | 2,302 | 2,111 | 200 | 9 | 191 | 9 |
| Sales & Trading (debt and other products) | 7,909 | 6,591 | 5,976 | 1,318 | 20 | 615 | 10 |
| Total Sales & Trading | 10,411 | 8,893 | 8,087 | 1,518 | 17 | 806 | 10 |
| Loan products[2] | 623 | 688 | 587 | (65) | (9) | 101 | 17 |
| Remaining products[3] | (440) | (62) | 69 | (378) | N/M | (131) | N/M |
| Corporate Banking & Securities | 10,594 | 9,519 | 8,743 | 1,074 | 11 | 776 | 9 |
| Private & Business Clients | 5,837 | 5,893 | 5,817 | (56) | (1) | 75 | 1 |
| Global Transaction Banking | 2,133 | 2,205 | 1,940 | (73) | (3) | 265 | 14 |
| Deutsche Asset & Wealth Management | 1,615 | 1,500 | 1,550 | 115 | 8 | (50) | (3) |
| Non-Core Operations Unit | (631) | (612) | 176 | (19) | 3 | (788) | N/M |
| Consolidation & Adjustments | 176 | 65 | 423 | 112 | 174 | (359) | (85) |
| **Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss** | **19,723** | 18,570 | 18,651 | 1,153 | 6 | (81) | (0) |

Note: Prior periods have been restated.
N/M – Not meaningful
[1] This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the corporate divisions' total revenues by product please refer to Note 4 "Business Segments and Related Information".
[2] Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[3] Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

### Corporate Banking & Securities (CB&S)

2015
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 10.6 billion in 2015, an increase of € 1.1 billion, or 11 %, compared to 2014. In Sales & Trading (debt and other products), revenues were significantly higher due to favorable foreign exchange movements and a strong first half of the year. The higher revenues in Sales and Trading (debt and other products) were partly offset by three valuation adjustment items totalling a loss of € 187 million including a loss of € 146 million relating to a refinement in calculation

of IFRS Credit Valuation Adjustments (CVA), a Funding Valuation Adjustment (FVA) loss of € 143 million (including a loss of € 26 million relating to a calculation refinement) and a mark to market gain of € 102 million relating to RWA mitigation efforts on CVA. The increase in Sales & Trading (equity) net revenues was primarily driven by increased client balances in Prime Finance. Equity Derivatives revenues were significantly lower, due to lower client activity and a challenging risk management environment in the second half of the year.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.5 billion in 2014, an increase of € 776 million, or 9 %, compared to 2013. In Sales & Trading (debt and other products), the main drivers for the increase were higher revenues in RMBS after having been impacted by de-risking activity and challenging market conditions in 2013, mark-to-market gains in relation to RWA mitigation efforts arising on CVA compared to a loss in 2013, and higher revenues in Credit Solutions due to increased financing. The increase in Sales & Trading (equity) in 2014 was primarily driven by client financing balances in Prime Finance and favorable trading conditions in Equity Derivatives. Revenue from Loan products also increased in the year reflecting investment in the Commercial Real Estate business. These revenue increases were partly offset by a decrease in Remaining products, mainly due to a Debt Valuation Adjustment (DVA) loss of € 126 million (full year 2013: a loss of € 21 million).

### Private & Business Clients (PBC)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 5.8 billion in 2015, a decrease of € 56 million, compared to 2014. The decrease was mainly driven by transaction related effects relating to PBC's stake in Hua Xia Bank Co. Ltd. This was partly offset by an extraordinary dividend payment received subsequent to an investee's sales transaction. Also contributing to the development was the ongoing challenging interest rate environment in 2015.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 5.9 billion in 2014, increased by € 75 million, compared to 2013, including the positive impact of a subsequent gain related to a business sale closed in a prior period. Despite this effect, net interest income was impacted by a continued challenging interest rate environment in Europe.

### Global Transaction Banking (GTB)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.1 billion in 2015, a decrease of € 73 million, or 3 %, compared to 2014, primarily driven by persistent low interest rates, heightened geopolitical headwinds and strong market competition.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.2 billion in 2014, an increase of € 265 million, or 14 %, compared to 2013. The increase was primarily driven by a change of our hedging instruments to manage the interest rate risk which increases our revenues at fair value through profit or loss but is offset in other revenues. Overall, net interest income remained under pressure due to the low interest rate environment.

### Deutsche Asset & Wealth Management (Deutsche AWM)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.6 billion in 2015, an increase of € 115 million, or 8 %, compared to 2014. Higher net interest revenues were driven by favorable foreign exchange rate movements, increased lending volume and reduced funding costs. This increase was partly offset by an unfavorable change in the fair value of guarantees.

2014
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.5 billion in 2014, a decrease of € 50 million, or 3 %, compared to 2013. Higher net interest revenues in lending, deposits and alternatives were more than offset by an unfavorable change in the fair value of guarantees and negative effects from mark-to-market movements on policyholder positions in Abbey Life.

Non-Core Operations Unit (NCOU)
2015
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 631 million in 2015, an increase of € 19 million, compared to 2014. The main driver of the development was lower net interest revenues due to asset reductions in NCOU as a result of our de-risking strategy partly offset by the absence of a one-time loss in 2014 related to the Special Commodities Group from our exposure to traded products in the U.S.

2014
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 612 million in 2014. This was a decrease of € 788 million, compared to 2013. The main driver of the decrease was lower net interest revenues due to asset reductions in NCOU as a result of our de-risking strategy. Fair value losses continued to have a negative impact on revenues and included a one-time loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector during the first quarter 2014.

Consolidation & Adjustments (C&A)
2015
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was € 176 million in 2015 versus € 65 million in 2014, an increase of € 112 million. This increase was primarily due to a positive impact from FVA on internal uncollateralized derivatives.

2014
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a positive € 65 million in 2014, compared with a gain of € 423 million in 2013. This decrease was largely driven by negative effects from timing differences from different accounting methods used for management reporting and IFRS. This was partially offset by higher income from our capital account, largely resulting from the capital increase in 2014.

## Provision for Credit Losses

2015
Provision for credit losses in 2015 was € 956 million, down by € 178 million, or 16 % versus 2014 driven by significant reductions in NCOU in relation to IAS 39 reclassified assets and real estate exposures as well as in PBC due to sales of non-performing loans, the favorable credit environment in Germany and the stabilizing economic conditions in southern Europe. These reductions were partly offset by increases in CB&S caused by the Shipping and Leveraged Finance portfolios.

2014
Provision for credit losses in 2014 was € 1.1 billion, down by € 931 million, or 45 % versus 2013 reflecting material reductions in all businesses. Reduction in NCOU was driven by decreased provision for credit losses in IAS 39 reclassified assets and commercial real estate assets. Our Core Bank benefited from increased releases and a non-recurrence of large single name bookings.

## Remaining Noninterest Income

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Commissions and fee income[1] | 12,765 | 12,409 | 12,308 | 356 | 3 | 101 | 1 |
| Net gains (losses) on financial assets available for sale | 203 | 242 | 394 | (39) | (16) | (152) | (39) |
| Net income (loss) from equity method investments | 164 | 619 | 369 | (455) | (73) | 251 | 68 |
| Other income (loss) | 669 | 108 | 193 | 561 | N/M | (85) | (44) |
| **Total remaining noninterest income** | **13,802** | **13,379** | **13,264** | **423** | **3** | **115** | **1** |
| [1] includes: | | | | | | | |
| Commissions and fees from fiduciary activities: | | | | | | | |
| Commissions for administration | 432 | 404 | 435 | 28 | 7 | (31) | (7) |
| Commissions for assets under management | 3,666 | 3,057 | 2,963 | 609 | 20 | 94 | 3 |
| Commissions for other securities business | 382 | 283 | 247 | 99 | 35 | 36 | 14 |
| **Total** | **4,480** | **3,745** | **3,645** | **735** | **20** | **100** | **3** |
| Commissions, broker's fees, mark-ups on securities underwriting and other securities activities: | | | | | | | |
| Underwriting and advisory fees | 2,388 | 2,545 | 2,378 | (157) | (6) | 167 | 7 |
| Brokerage fees | 1,746 | 1,488 | 1,542 | 258 | 17 | (54) | (3) |
| **Total** | **4,134** | **4,033** | **3,920** | **101** | **3** | **113** | **3** |
| Fees for other customer services | 4,151 | 4,632 | 4,742 | (480) | (10) | (111) | (2) |
| **Total commissions and fee income** | **12,765** | **12,409** | **12,308** | **356** | **3** | **101** | **1** |

N/M – Not meaningful

### Commissions and fee income

#### 2015

Total Commissions and fee income increased from € 12.4 billion in 2014 by € 356 million to € 12.8 billion in 2015. Fees for assets under management increased due to a strong operating performance of our businesses reflecting a favorable market, impact from net asset inflows and performance fees in Active Asset Management. This was partially offset by a decrease in Fees for other customer services, including a decline in PBC due to a new contract with Deutsche Post DHL and a decline in underwriting and advisory fees.

#### 2014

Total Commissions and fee income increased from € 12.3 billion in 2013 by € 101 million to € 12.4 billion in 2014. Advisory revenues were higher than in the prior year reflecting a higher fee pool and market share gains. Fees for assets under management increased due to a favorable development in European & U.S. exchange traded funds. This was offset by a decrease in Fees for other customer services, mainly triggered by changes in regulatory requirements with regard to payment and card fees as well as lower revenues from Postal Services. Additionally a change in the reporting classification of certain product-related expenses resulted in a further decline.

### Net gains (losses) on financial assets available for sale

#### 2015

Net gains on financial assets available for sale were € 203 million in 2015 compared to € 242 million in 2014. The decline in 2015 mainly resulted from prior year period gain related to a business sale as well as gains from securities sales in DB Bauspar.

#### 2014

Net gains on financial assets available for sale were € 242 million in 2014 compared to € 394 million in 2013. The decline in 2014 mainly resulted from de-risking activities related to the NCOU.

Net income (loss) from equity method investments

2015

Net gains from equity investments decreased from € 619 million in 2014 to € 164 million in 2015 primarily due to valuation effects in 2015 relating to Hua Xia Bank.

2014

Net gains from equity investments increased from € 369 million in 2013 to € 619 million in 2014. The drivers for this positive effect were prior year impairments in NCOU and an increased equity pick up related to the investment in Hua Xia Bank.

Other income (loss)

2015

Other income increased from € 108 million in 2014 to € 669 million in 2015. The increase in 2015 was primarily driven by asset sales related to accelerated de-risking in NCOU.

2014

Other income declined from € 193 million in 2013 to € 108 million in 2014. The decline in 2014 was primarily related to the restructuring of the debt financing of Maher Terminals, which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income in NCOU.

## Noninterest Expenses

| in € m. | | | | 2015 increase (decrease) from 2014 | | 2014 increase (decrease) from 2013 | |
|---|---|---|---|---|---|---|---|
| (unless stated otherwise) | 2015 | 2014 | 2013 | in € m. | in % | in € m. | in % |
| Compensation and benefits | 13,293 | 12,512 | 12,329 | 781 | 6 | 183 | 1 |
| General and administrative expenses[1] | 18,632 | 14,654 | 15,126 | 3,977 | 27 | (472) | (3) |
| Policyholder benefits and claims | 256 | 289 | 460 | (32) | (11) | (172) | (37) |
| Impairment of goodwill and other intangible assets | 5,776 | 111 | 79 | 5,665 | N/M | 33 | 42 |
| Restructuring activities | 710 | 133 | 399 | 577 | N/M | (266) | (67) |
| **Total noninterest expenses** | **38,667** | **27,699** | **28,394** | **10,968** | **40** | **(695)** | **(2)** |

N/M – Not meaningful

[1] includes:

| | 2015 | 2014 | 2013 | in € m. | in % | in € m. | in % |
|---|---|---|---|---|---|---|---|
| IT costs | 3,664 | 3,333 | 3,074 | 331 | 10 | 259 | 8 |
| Occupancy, furniture and equipment expenses | 1,944 | 1,978 | 2,073 | (34) | (2) | (95) | (5) |
| Professional service fees[2] | 2,283 | 2,029 | 1,772 | 255 | 13 | 256 | 14 |
| Communication and data services[2] | 807 | 725 | 706 | 82 | 11 | 18 | 3 |
| Travel and representation expenses[2] | 505 | 521 | 516 | (16) | (3) | 5 | 1 |
| Banking and transaction charges[2] | 598 | 660 | 743 | (62) | (9) | (83) | (11) |
| Marketing expenses[2] | 294 | 293 | 294 | 2 | 1 | (1) | (0) |
| Consolidated investments | 406 | 811 | 797 | (405) | (50) | 14 | 2 |
| Other expenses[2,3] | 8,129 | 4,305 | 5,151 | 3,824 | 89 | (847) | (16) |
| **Total general and administrative expenses** | **18,632** | **14,654** | **15,126** | **3,977** | **27** | **(472)** | **(3)** |

[2] In 2015, prior period comparatives have been restated in order to reflect changes in the Group's cost reporting.

[3] Included litigation related expenses of € 5.2 billion in 2015, € 1.6 billion for litigation and € 0.4 billion for loan processing fees of PBC in 2014 and € 3.0 billion for litigation in 2013.

Compensation and benefits

2015

Compensation and benefits increased by € 781 million, or 6 %, to € 13.3 billion in 2015 compared to € 12.5 billion in 2014 which primarily reflects unfavorable foreign exchange developments.

2014

Compensation and benefits increased by € 183 million, or 1 %, to € 12.5 billion in 2014 compared to € 12.3 bil-lion in 2013. This primarily reflects higher fixed compensation costs to comply with regulatory requirements, driven significantly by CB&S, as well as strategic hires in our business and control functions. This increase was partly offset by positive effects from the ongoing implementation of the OpEx program across our Core businesses.

General and administrative expenses

2015

General and administrative expenses increased by € 4.0 billion, or 27 %, to € 18.6 billion in 2015 compared to € 14.7 billion in 2014. The increase was primarily driven by higher litigation costs of € 5.2 billion compared to € 1.6 billion of litigation for the Group and € 0.4 billion for loan processing fees in PBC in 2014, unfavorable foreign exchange rate effects, higher software amortizations and impairments as well as significant higher charges for bank levies. These effects were partly offset by lower costs due to the disposal of assets in NCOU in 2014 and other cost reductions.

2014

General and administrative expenses decreased by € 472 million, or 3 %, to € 14.7 billion in 2014 compared to € 15.1 billion in 2013. The decrease was primarily driven by lower litigation costs of € 1.6 billion of litigation and € 0.4 billion for loan processing fees in PBC compared to € 3.0 billion in 2013 as well as savings from the OpEx program. The decrease was partly offset by higher expenses from regulatory requirements and investments in our Core businesses.

Policyholder benefits and claims

2015

Policyholder benefits and claims decreased by € 32 million from € 289 million in 2014 to € 256 million in 2015 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges were offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

2014

Policyholder benefits and claims decreased by € 172 million from € 460 million in 2013 to € 289 million in 2014 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

### Impairment of goodwill and other intangible assets

**2015**

The impairment charges on goodwill and other intangible assets of € 5.8 billion were attributable to € 3.6 billion (thereof € 2.8 billion impaiment of goodwill and € 0.8 billion other intangible assets) in PBC and € 2.2 billion in CB&S. The charge represents a full impairment of goodwill in CB&S and PBC and a partial impairment of other intangible assets in PBC. Impairments largely were due to expected higher regulatory capital requirements and disposals within PBC, as discussed further under the discussions of our individual corporate divisions below.

2014

In 2014, the impairment charges on goodwill and other intangibles of € 111 million were mainly attributable to a € 194 million impairment to our Maher Terminal investment, with a partial offset from a write-up on Scudder of € 84 million.

### Restructuring

**2015**

Restructuring expenses amounted to € 710 million in 2015 compared to € 133 million in 2014. The increase was driven by € 616 million for the implementation of our Strategy 2020 introduced in 2015, partly offset by the lower spending for our OpEx program which was completed as planned in 2015.

**2014**

Restructuring expenses from our OpEx program decreased by € 266 million, or 67 %, to € 133 million in 2014 compared to € 399 million in 2013.

## Income Tax Expense

2015

Income tax expense was € 675 million (2014: € 1.4 billion). The effective tax rate of negative 11 % (2014: 46 %) was mainly impacted by significant non-tax deductible impairments of goodwill and litigation charges.

2014

Income tax expense was € 1.4 billion (2013: € 775 million). The effective tax rate of 46 % (2013: 53 %) was mainly impacted by non-tax deductible litigation charges and income taxes of prior periods which were partially offset by changes in the recognition and measurement of deferred taxes.

# Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 4 "Business Segments and Related Information" to the consolidated financial statements for information regarding:

- changes in the format of our segment disclosure;
- the framework of our management reporting systems and
- definitions of non-GAAP financial measures that are used with respect to each segment.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2015. Segment results were prepared in accordance with our management reporting systems.

| | | | | | | | | 2015 |
|---|---|---|---|---|---|---|---|---|
| in € m. (unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Total Management Reporting | Consolidation & Adjustments | Total Consolidated |
| Net revenues[1] | 14,219 | 8,911 | 4,616 | 5,408 | 401 | 33,556 | (30) | 33,525 |
| Provision for credit losses | 265 | 501 | 127 | 9 | 54 | 955 | 1 | 956 |
| Compensation and benefits | 3,739 | 2,847 | 679 | 1,605 | 94 | 8,964 | 4,329 | 13,293 |
| General and administrative expenses | 9,932 | 4,664 | 2,368 | 2,286 | 2,986 | 22,236 | (3,604) | 18,632 |
| Policyholder benefits and claims | 0 | 0 | 0 | 256 | 0 | 256 | 0 | 256 |
| Impairment of goodwill and other intangible assets | 2,168 | 3,603 | 0 | 6 | 0 | 5,776 | 0 | 5,776 |
| Restructuring activities | 124 | 587 | 3 | (4) | (1) | 710 | 0 | 710 |
| Total noninterest expenses | 15,963 | 11,700 | 3,050 | 4,149 | 3,079 | 37,942 | 724 | 38,667 |
| Noncontrolling interests | 26 | 1 | 0 | (0) | 1 | 27 | (27) | 0 |
| Income (loss) before income taxes | (2,035) | (3,291) | 1,439 | 1,250 | (2,732) | (5,368) | (729) | (6,097) |
| Cost/income ratio | 112 % | 131 % | 66 % | 77 % | N/M | 113 % | N/M | 115 % |
| Assets[2] | 1,145,004 | 257,121 | 99,953 | 89,001 | 27,172 | 0 | 10,880 | 1,629,130 |
| Expenditures for additions to long-lived assets | 1 | 113 | 1 | 2 | (0) | 116 | 643 | 758 |
| Risk-weighted assets[3] | 195,096 | 80,016 | 52,062 | 23,795 | 34,463 | 385,431 | 11,283 | 396,714 |
| Average active equity | 30,948 | 15,099 | 7,607 | 8,023 | 6,674 | 68,351 | 7 | 68,359 |
| Post-tax return on average tangible shareholders' equity | (5) % | (18) % | 14 % | 30 % | N/M | (6) % | N/M | (12) % |
| Pre-tax return on average active equity | (7) % | (22) % | 19 % | 16 % | N/M | (8) % | N/M | (9) % |
| Post-tax return on average active equity[4] | (4) % | (14) % | 12 % | 10 % | N/M | (5) % | N/M | (10) % |
| [1] Includes: | | | | | | | | |
| Net interest income | 6,382 | 5,968 | 2,038 | 1,288 | (79) | 15,597 | 285 | 15,881 |
| Net income (loss) from equity method investments | 64 | 40 | 4 | 34 | 20 | 162 | 3 | 164 |
| [2] Includes: | | | | | | | | |
| Equity method investments | 524 | 21 | 53 | 182 | 166 | 945 | 68 | 1,013 |

N/M – Not meaningful
[3] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded since January 1, 2014.
[4] The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was (11 %) for the year ended December 31, 2015. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2015.

| | | | | | | | | 2014 |
|---|---|---|---|---|---|---|---|---|
| in € m.<br>(unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Total Management Reporting | Consolidation & Adjustments | Total Consolidated |
| Net revenues[1] | 13,629 | 9,565 | 4,119 | 4,704 | 172 | 32,189 | (240) | 31,949 |
| Provision for credit losses | 103 | 622 | 156 | (7) | 259 | 1,133 | 1 | 1,134 |
| Compensation and benefits | 3,712 | 2,863 | 634 | 1,398 | 107 | 8,714 | 3,798 | 12,512 |
| General and administrative expenses | 6,769 | 4,880 | 2,166 | 2,090 | 2,508 | 18,413 | (3,759) | 14,654 |
| Policyholder benefits and claims | 0 | 0 | 0 | 289 | 0 | 289 | 0 | 289 |
| Impairment of goodwill and other intangible assets | 0 | 0 | 0 | (83) | 194 | 111 | 0 | 111 |
| Restructuring activities | 112 | 9 | 10 | (3) | 4 | 133 | 0 | 133 |
| Total noninterest expenses | 10,593 | 7,753 | 2,811 | 3,691 | 2,813 | 27,660 | 39 | 27,699 |
| Noncontrolling interests | 25 | 1 | 0 | 4 | (2) | 28 | (28) | 0 |
| Income (loss) before income taxes | 2,909 | 1,189 | 1,152 | 1,016 | (2,899) | 3,367 | (251) | 3,116 |
| Cost/income ratio | 78 % | 81 % | 68 % | 78 % | N/M | 86 % | N/M | 87 % |
| Assets[2] | 1,213,612 | 258,381 | 106,252 | 81,132 | 38,853 | 1,698,230 | 10,474 | 1,708,703 |
| Expenditures for additions to long-lived assets | 0 | 108 | 0 | 1 | 0 | 109 | 517 | 626 |
| Risk-weighted assets[3] | 175,575 | 79,571 | 43,265 | 16,597 | 58,524 | 373,532 | 20,437 | 393,969 |
| Average active equity | 25,445 | 14,853 | 6,033 | 6,532 | 7,762 | 60,624 | 0 | 60,624 |
| Post-tax return on average tangible shareholders' equity | 9 % | 7 % | 15 % | 36 % | N/M | 5 % | N/M | 4 % |
| Pre-tax return on average active equity | 11 % | 8 % | 19 % | 16 % | N/M | 6 % | N/M | 5 % |
| Post-tax return on average active equity[4] | 7 % | 5 % | 12 % | 10 % | N/M | 4 % | N/M | 3 % |
| | | | | | | | | |
| [1] Includes: | | | | | | | | |
| Net interest income | 5,338 | 5,818 | 1,849 | 1,047 | 51 | 14,103 | 168 | 14,272 |
| Net income (loss) from equity method investments | 128 | 431 | 3 | 22 | 34 | 617 | 2 | 619 |
| [2] Includes: | | | | | | | | |
| Equity method investments | 521 | 3,154 | 50 | 163 | 170 | 4,058 | 85 | 4,143 |

Note: Prior periods have been restated.
N/M – Not meaningful
[3] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded since January 1, 2014.
[4] The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 46 % for the year ended December 31, 2014. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2014.

| in € m. (unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Total Management Reporting | Consolidation & Adjustments | Total Consolidated |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 2013 |
| **Net revenues**[1] | 13,400 | 9,395 | 4,025 | 4,718 | 896 | 32,434 | (519) | 31,915 |
| **Provision for credit losses** | 189 | 719 | 315 | 23 | 818 | 2,064 | 0 | 2,065 |
| Compensation and benefits | 3,591 | 2,955 | 614 | 1,291 | 234 | 8,685 | 3,644 | 12,329 |
| General and administrative expenses | 6,583 | 4,329 | 1,932 | 1,997 | 3,299 | 18,139 | (3,013) | 15,126 |
| Policyholder benefits and claims | 0 | 0 | 0 | 460 | 0 | 460 | 0 | 460 |
| Impairment of goodwill and other intangible assets | 0 | 7 | 57 | 14 | 0 | 79 | 0 | 79 |
| Restructuring activities | 130 | 22 | 54 | 170 | 25 | 399 | 0 | 399 |
| **Total noninterest expenses** | 10,303 | 7,312 | 2,657 | 3,932 | 3,558 | 27,763 | 631 | 28,394 |
| **Noncontrolling interests** | 16 | 0 | 0 | 1 | (3) | 15 | (15) | 0 |
| **Income (loss) before income taxes** | 2,891 | 1,363 | 1,053 | 762 | (3,478) | 2,592 | (1,136) | 1,457 |
| Cost/income ratio | 77 % | 78 % | 66 % | 83 % | N/M | 86 % | N/M | 89 % |
| Assets[2] | 1,102,007 | 265,360 | 97,240 | 72,613 | 63,810 | 0 | 10,371 | 1,611,400 |
| Expenditures for additions to long-lived assets | 12 | 176 | 9 | 7 | 0 | 203 | 539 | 742 |
| Risk-weighted assets[3] | 114,729 | 73,001 | 36,811 | 12,553 | 52,443 | 289,537 | 10,832 | 300,369 |
| Average active equity | 20,161 | 13,976 | 5,136 | 5,864 | 10,296 | 55,434 | 0 | 55,434 |
| Post-tax return on average tangible shareholders' equity | 13 % | 9 % | 17 % | 43 % | N/M | 4 % | N/M | 2 % |
| Pre-tax return on average active equity | 14 % | 10 % | 21 % | 13 % | N/M | 5 % | N/M | 3 % |
| Post-tax return on average active equity[4] | 10 % | 7 % | 14 % | 9 % | N/M | 3 % | N/M | 1 % |
| [1] Includes: | | | | | | | | |
| Net interest income | 5,284 | 5,814 | 1,886 | 971 | 550 | 14,505 | 328 | 14,834 |
| Net income (loss) from equity method investments | 78 | 375 | 3 | 18 | (106) | 368 | 1 | 369 |
| [2] Includes: | | | | | | | | |
| Equity method investments | 628 | 2,563 | 48 | 143 | 171 | 3,554 | 28 | 3,581 |

Note: Prior periods have been restated.
N/M – Not meaningful
[3] Risk-weighted assets and capital ratios are based upon Basel 2.5.
[4] The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 53 % for the year ended December 31, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 32 % for the year ended December 31, 2013.

# Corporate Divisions

## Corporate Banking & Securities Corporate Division

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Net revenues: | | | | | | | |
| Sales & Trading (debt and other products) | 7,391 | 6,747 | 6,709 | 644 | 10 | 37 | 1 |
| Sales & Trading (equity) | 3,091 | 2,917 | 2,719 | 174 | 6 | 197 | 7 |
| Origination (debt) | 1,449 | 1,522 | 1,557 | (73) | (5) | (36) | (2) |
| Origination (equity) | 658 | 761 | 732 | (103) | (14) | 29 | 4 |
| Advisory | 586 | 578 | 478 | 8 | 1 | 100 | 21 |
| Loan products | 1,094 | 1,189 | 1,222 | (96) | (8) | (33) | (3) |
| Other products | (50) | (84) | (18) | 34 | (41) | (66) | N/M |
| **Total net revenues** | **14,219** | **13,629** | **13,400** | **589** | **4** | **229** | **2** |
| **Provision for credit losses** | **265** | **103** | **189** | **162** | **158** | **(87)** | **(46)** |
| Compensation and benefits | 3,739 | 3,712 | 3,591 | 28 | 1 | 121 | 3 |
| General and administrative expenses | 9,932 | 6,769 | 6,583 | 3,163 | 47 | 186 | 3 |
| Policyholder benefits and claims | 0 | 0 | 0 | 0 | N/M | 0 | N/M |
| Impairment of goodwill and other intangible assets | 2,168 | 0 | 0 | 2,168 | N/M | 0 | N/M |
| Restructuring activities | 124 | 112 | 130 | 12 | 11 | (17) | (13) |
| **Total noninterest expenses** | **15,963** | **10,593** | **10,303** | **5,371** | **51** | **289** | **3** |
| **Noncontrolling interests** | **26** | **25** | **16** | **0** | **1** | **9** | **57** |
| **Income (loss) before income taxes** | **(2,035)** | **2,909** | **2,891** | **(4,944)** | **N/M** | **17** | **1** |
| Cost/income ratio | 112 % | 78 % | 77 % | N/M | 35 ppt | N/M | 1 ppt |
| Assets[1] | 1,145,004 | 1,213,612 | 1,102,007 | (68,608) | (6) | 111,605 | 10 |
| Risk-weighted assets[2] | 195,096 | 175,575 | 114,729 | 19,521 | 11 | 60,846 | 53 |
| Average active equity[3] | 30,948 | 25,445 | 20,161 | 5,503 | 22 | 5,284 | 26 |
| Pre-tax return on average active equity | (7) % | 11 % | 14 % | N/M | (18) ppt | N/M | (3) ppt |

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2015

CB&S reported solid revenues in full year 2015 driven by favorable movements in foreign exchange rates and a strong first half of the year. In the second half of the year revenues were impacted by reduced client activity and a challenging market environment.

Full year 2015 net revenues were € 14.2 billion, an increase of € 589 million, or 4 % from € 13.6 billion in 2014.

Sales & Trading (debt and other products) net revenues were € 7.4 billion, an increase of € 644 million, or 10 %. Revenues in Foreign Exchange were significantly higher driven by increased market volatility and strong client activity. Revenues in Core Rates were significantly higher driven by strong performance in Europe and North America. Flow Credit revenues were significantly higher reflecting improved market conditions in North America and Europe. Emerging Market revenues were higher despite challenging markets and our exit from Russia, reflecting strong performance in Latin America. Revenues in RMBS were significantly lower reflecting challenging market conditions. Credit Solutions revenues were lower driven by lower client activity and a weaker market environment particularly in APAC. Global Liquidity Management and Distressed Products revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 187 million. First, a mark-to-market gain of € 102 million (full year 2014: a gain of € 7 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a loss of € 146 million (full year 2014: loss of € 58 million) relating to a refinement in the calculation of IFRS CVA. Third, a Funding Valuation Adjustment (FVA) loss of € 143 million (full year 2014: a loss of € 122 million) including a negative impact of € 26 million due to a calculation refinement.

Sales & Trading (equity) net revenues were € 3.1 billion, an increase of € 174 million, or 6 %. Prime Finance revenues were significantly higher driven by increased client balances. Equity Derivatives revenues were significantly lower, reflecting lower client activity and a challenging risk management environment in the second half of the year. Equity Trading revenues were in line with the prior year.

Origination and Advisory net revenues were € 2.7 billion for the full year 2015, a decrease of € 168 million, or 6 % reflecting a decline in market share and lower risk appetite. Revenues in Equity Origination were lower, reflecting a lower fee pool in the second half of the year. Debt Origination and Advisory revenues were in line with the prior year.

Loan products net revenues were € 1.1 billion for the full year 2015, a decrease from the prior year (€ 1.2 billion).

Net revenues from Other products were a loss of € 50 million (2014: a loss of € 84). Net revenues from Other products included a gain of € 48 million (full year 2014: a loss of € 126 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provisions for credit losses, CB&S recorded a net charge of € 265 million (2014: net charge of €103 million), driven by increased provisions taken in the Shipping and Leveraged Finance portfolios.

Noninterest expenses increased by € 5.4 billion or 51 % compared to full year 2014. The increase was due to goodwill impairment charges, higher litigation costs, adverse foreign exchange movements and regulatory required expenditures.

Income before income taxes was a loss of € 2.0 billion, compared to a gain of € 2.9 billion in the prior year, driven by goodwill impairment of € 2.2 billion and higher litigation charges of € 2.8 billion partly offset by higher revenues.

2014

CB&S reported solid revenues in full year 2014 despite a challenging market environment with low market volatility and client activity in the first half of the year. In the second half of 2014 volatility increased and CB&S saw stronger revenue momentum across the franchise.

Full year 2014 net revenues were € 13.6 billion, an increase of € 229 million, or 2 % from € 13.4 billion in 2013.

Sales & Trading (debt and other products) net revenues were € 6.7 billion, in line with the prior year. Revenues in RMBS were significantly higher, reflecting de-risking activity and a challenging market environment in 2013. Revenues in Distressed Products were higher driven by strong performance in Europe. Revenues in Flow Credit were significantly lower than the prior year driven by weaker performance in North America. Core Rates revenues were significantly lower than the prior year driven by FVA losses due to market movements and a calculation refinement, coupled with weaker performance in APAC and Europe. Foreign Exchange, Global Liquidity Management and Credit Solutions revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 173 million. First, a mark-to-market gain of € 7 million (full year 2013: a loss of € 240 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a loss of € 58 million (full year 2013: nil) relating to a refinement in the calculation of IFRS CVA. Third, a Funding Valuation Adjustment (FVA) loss of € 122 million (full year 2013: a gain of € 67 million) including a negative impact of € 51 million due to a calculation refinement.

Sales & Trading (equity) net revenues were € 2.9 billion, an increase of € 197 million, or 7 %. Prime Finance revenues were higher driven by increased client balances. Equity Trading revenues and Equity Derivatives revenues were both in line with the prior year.

Origination and Advisory net revenues were € 2.9 billion for the full year 2014, an increase of € 93 million, or 3 %. Revenues in Advisory were significantly higher driven by increased fee pool and market share. Revenues in Equity Origination and Debt Origination were both in line with the prior year.

Loan products net revenues were € 1.2 billion for the full year 2014, in line with the prior year (2013: € 1.2 billion).

Net revenues from Other products were a loss of € 84 million, compared to a loss of € 18 million in 2013. Net revenues from Other products included a Debt Valuation Adjustment (DVA) loss of € 126 million (full year 2013: a loss of € 21 million), including a gain of € 37 million related to a refinement in the calculation of IFRS CVA.

In provision for credit losses, CB&S recorded a net charge of € 103 million, a decrease of € 87 million, or 46 %, driven by decreased provisions in the Shipping portfolio and a net release of provisions in our Leveraged Finance Portfolio.

Noninterest expenses increased by € 289 million or 3 %. The increase was due to regulatory required expenditures, platform enhancements and adverse foreign exchange movements. These more than offset the progress on OpEx cost reduction initiatives and lower litigation costs.

Income before income taxes was € 2.9 billion, in line with the prior year, driven by solid revenue performance and lower litigation costs partly offset by higher regulatory costs and cost-to-achieve (CtA) spend.

## Private & Business Clients Corporate Division

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| **Net revenues:** | | | | | | | |
| Credit products | 3,715 | 3,423 | 3,345 | 292 | 9 | 78 | 2 |
| Deposit products | 2,696 | 2,975 | 3,009 | (279) | (9) | (34) | (1) |
| Payments, cards & account products | 952 | 982 | 1,017 | (30) | (3) | (35) | (3) |
| Investment & insurance products | 1,392 | 1,305 | 1,220 | 87 | 7 | 85 | 7 |
| Postal and supplementary Postbank Services | 247 | 416 | 433 | (169) | (41) | (17) | (4) |
| Other products | (91) | 463 | 371 | (554) | N/M | 92 | 25 |
| **Total net revenues** | **8,911** | **9,565** | **9,395** | **(654)** | **(7)** | **170** | **2** |
| **Provision for credit losses** | **501** | **622** | **719** | **(121)** | **(20)** | **(97)** | **(13)** |
| Compensation and benefits | 2,847 | 2,863 | 2,955 | (16) | (1) | (92) | (3) |
| General and administrative expenses | 4,664 | 4,880 | 4,329 | (216) | (4) | 551 | 13 |
| Policyholder benefits and claims | 0 | 0 | 0 | 0 | N/M | 0 | N/M |
| Impairment of goodwill and other intangible assets | 3,603 | 0 | 7 | 3,603 | N/M | (7) | N/M |
| Restructuring activities | 587 | 9 | 22 | 578 | N/M | (12) | (57) |
| **Total noninterest expenses** | **11,700** | **7,753** | **7,312** | **3,948** | **51** | **440** | **6** |
| **Noncontrolling interests** | **1** | **1** | **0** | **(0)** | **(17)** | **0** | **46** |
| **Income (loss) before income taxes** | **(3,291)** | **1,189** | **1,363** | **(4,480)** | **N/M** | **(174)** | **(13)** |
| Cost/income ratio | 131 % | 81 % | 78 % | N/M | 50 ppt | N/M | 3 ppt |
| Assets[1] | 257,121 | 258,381 | 265,360 | (1,260) | (0) | (6,978) | (3) |
| Risk-weighted assets[2] | 80,016 | 79,571 | 73,001 | 445 | 1 | 6,570 | 9 |
| Average active equity[3] | 15,099 | 14,853 | 13,976 | 246 | 2 | 876 | 6 |
| Pre-tax return on average active equity | (22) % | 8 % | 10 % | N/M | (30) ppt | N/M | (2) ppt |
| **Breakdown of PBC by business[4]** | | | | | | | |
| **Private & Commercial Banking:** | | | | | | | |
| Net revenues | 3,794 | 3,845 | 3,685 | (51) | (1) | 159 | 4 |
| Provision for credit losses | 53 | 79 | 128 | (26) | (33) | (49) | (38) |
| Noninterest expenses | 4,514 | 3,520 | 3,234 | 994 | 28 | 287 | 9 |
| **Income before income taxes** | **(774)** | **245** | **323** | **(1,019)** | **N/M** | **(78)** | **(24)** |
| **Advisory Banking International:** | | | | | | | |
| Net revenues | 1,556 | 2,100 | 1,966 | (545) | (26) | 134 | 7 |
| Provision for credit losses | 229 | 272 | 248 | (42) | (16) | 24 | 10 |
| Noninterest expenses | 1,505 | 1,250 | 1,181 | 255 | 20 | 69 | 6 |
| **Income before income taxes** | **(179)** | **579** | **538** | **(757)** | **N/M** | **41** | **8** |
| **Postbank:[5]** | | | | | | | |
| Net revenues | 3,562 | 3,620 | 3,744 | (58) | (2) | (124) | (3) |
| Provision for credit losses | 218 | 271 | 343 | (54) | (20) | (71) | (21) |
| Noninterest expenses | 5,682 | 2,982 | 2,898 | 2,699 | 90 | 85 | 3 |
| Noncontrolling interests | 1 | 1 | 0 | (0) | (13) | 0 | 69 |
| **Income before income taxes** | **(2,338)** | **365** | **502** | **(2,704)** | **N/M** | **(137)** | **(27)** |

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[4] Effective January 1, 2015, PBC has refined its internal cost allocation among the business units Private & Commercial Banking and Advisory Banking International.
[5] Contains the major core business activities of Postbank AG as well as BHW and norisbank.

Additional information

| in € bn. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € bn. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € bn. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Invested assets[1] | 288 | 291 | 282 | (3) | (1) | 9 | 3 |
| Net new money | (4) | 6 | (15) | (10) | N/M | 21 | N/M |

N/M – Not meaningful
[1] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2015
PBC's business environment remained challenging during 2015. Furthermore PBC's 2015 results were significantly adversely impacted by three material effects amounting to € 5.0 billion in total. First, the current expectations regarding the disposal of Postbank and the impact of expected higher regulatory capital requirements triggered an impairment of € 2.8 billion of PBC's entire goodwill and of € 837 million Postbank-related other intangible assets, mainly the Postbank trademark and customer-related intangibles. Second, the agreement to sell the stake in Hua Xia Bank Co. Ltd. combined with the share price development triggered valuation effects and other transaction-related impacts of € 697 million in total. Third, noninterest expenses included € 670 million in provisions for restructuring and severances, mainly related to PBC's restructuring of its head office and branch network. Excluding these effects, PBC achieved a stable result in 2015.

Net revenues in PBC decreased by € 654 million, or 7 %, compared to 2014. This was driven by the aforementioned € 697 million valuation and transaction-related effects relating to PBC's stake in Hua Xia Bank Co. Ltd. recorded in other product revenues. On the other hand Other product revenues included higher equity pickups from Hua Xia Bank Co. Ltd. as well as a positive effect of € 115 milion from an extraordinary dividend payment received subsequent to an investee's sales transaction. In 2014, Other product revenues included a non-recurring gain as well as gains from securities sales in DB Bauspar. The decline in net revenues from Deposit products of € 279 million, or 9 %, compared to 2014 was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 169 million, or 41 %, due to a contract alignment with Deutsche Post DHL, partly offset by lower costs related to the same contractual changes. The decrease in net revenues from Payments, cards & account products of € 30 million, or 3 %, compared to 2014, was mainly driven by tighter regulations with regard to card fees. These declines were partly compensated by an increase in Credit product revenues of € 292 million, or 9 %. This was driven by higher loan volumes, especially in Mortgages and Consumer Finance and a modest overall portfolio margin increase, accompanied by specific effects from successful contract alignments with business partners from Postbank and impacts related to updates of internal funding models in Private & Commercial Banking. Higher net revenues from Investment & insurance products of € 87 million, or 7 %, reflected a continuing strong performance in Investment business across PBC's business units leveraging the positive market momentum.

Provision for credit losses decreased by € 121 million, or 20 % in 2015, reflecting the benefits of selective portfolio sales as well as the quality of PBC's loan book across PBC's business units and the ongoing benign economic environment in Germany.

Noninterest expenses increased by € 3.9 billion, significantly impacted by the aforementioned impairment of € 3.6 billion in total of all of PBC's goodwill and Postbank-related other intangible assets. Further, 2015 included € 587 million provisions for restructuring and € 83 million severance payments, mainly related to PBC's head office and branch network restructuring and a € 131 million partial write-off of software related to the strategic decisions on the use of the joint IT platform with Postbank. In comparison, noninterest expenses in 2014 included € 400 million charges for loan processing fees triggered by a change in German legal practice as well as € 156 million provisions for severances and restructuring. Beyond that, 2014 also included a positive effect from the disposition of real estate in Europe. Apart from the above mentioned effects, PBC continued to realize incremental savings from efficiency measures in 2015, which were offset by higher expense caused by regulatory requirements and inflationary cost increases (e.g. tariff, pensions, rental cost increases).

Loss before income taxes was € 3.3 billion in 2015, including the aforementioned charges of € 5.0 billion in 2015. This compares to income before income taxes of € 1.2 billion in 2014 which was affected by the aforementioned € 400 million charges for loan processing fees and € 156 million provision for restructuring and severances.

Invested assets of € 288 billion decreased by € 3 billion compared to December 31, 2014 driven by € 8 billion outflows in deposits. This was partially compensated by € 3 billion inflows in securities combined with € 1 billion in market appreciation.

2014
PBC's business environment remained challenging during 2014 with headwinds including further declines in interest rates, tighter regulation and significant non-recurring charges regarding loan processing fees triggered by two rulings in May and October 2014 of the German Federal Court of Justice (Bundesgerichtshof). Despite the challenging environment, PBC's revenues grew on a year-on-year basis reflecting an upturn in client activity in respect of Investment & Insurance Products and growth in certain Credit products, primarily in Germany. Provision for credit losses also improved in the period reflecting the quality of the loan portfolio.

PBC's reported full year result declined compared with 2013 due to the above-mentioned impact of € 400 million for the reimbursement of loan processing fees.

Net revenues in PBC increased by € 170 million, or 2 %, compared to 2013. Growth in revenues from Investment & Insurance products of € 85 million, or 7 %, reflected net asset inflows and higher transaction levels, mainly in securities. Net revenues from Credit products increased by € 78 million, or 2 %, primarily driven by increased loan volumes, especially in German Mortgages. Net revenues from Other products increased by € 92 million, or 25 %, mainly reflecting the impacts of a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period, gains from securities sales in DB Bauspar, as well as growth in the performance of the Hua Xia Bank Co. Ltd. equity investment. This was partly offset by decreased revenues related to Postbank nonoperating activities. Additionally, 2013 was positively impacted by a partial release of loan loss allowances in Postbank, which were reported in Other product revenues as the allowances were recognized prior to consolidation. Net revenues from Payments, Cards & Accounts decreased by € 35 million, or 3 %, mainly triggered by changes in regulatory requirements with regard to payment and card fees. Net revenues from Deposits decreased by € 34 million, or 1 %, due to the continued challenging interest rate environment in Europe as well as a result of de-leveraging mainly in Postbank. Net revenues from Postal and supplementary Postbank Services declined by € 17 million, or 4 %, due to a change in the reporting classification of certain product-related expenses previously reported in other revenues.

Provision for credit losses decreased by € 97 million, or 13 %, versus prior year period, benefiting from a favorable environment in Germany. In the prior year, an additional credit of € 86 million was recorded in other interest income, representing a partial release of loan loss allowances in Postbank as well as improved credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 440 million, or 6 %, compared to 2013. 2014 was significantly impacted by € 400 million of charges relating to loan processing fees following the above-mentioned changes triggered by recent German legal decisions. Additionally, higher infrastructure expenses, mainly caused by regulatory requirements, resulted in cost increases. Offsetting these expense increases in 2014 was the gain from the disposition of real estate in Europe. Noninterest expenses in 2013 also included an item of comparable size which was related to a release of a provision in respect of the Hua Xia Bank Co. Ltd. credit card cooperation. Expenditures for our OpEx and Postbank integration programs decreased by € 42 million, or 8 %, in line with the progress of these programs. Additionally, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program.

Income before income taxes decreased by € 174 million, or 13 %, compared to 2013, mainly driven by charges for loan processing fees as mentioned above.

Invested assets increased by € 9 billion versus December 31, 2013, due to € 6 billion in net inflows, mainly in securities, and additional market appreciation.

## Global Transaction Banking Corporate Division

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Net revenues: | | | | | | | |
| Trade Finance & Cash Management Corporates | 2,750 | 2,537 | 2,547 | 213 | 8 | (10) | (0) |
| Institutional Cash & Securities Services | 1,870 | 1,587 | 1,481 | 284 | 18 | 106 | 7 |
| Other products | (4) | (5) | (2) | 1 | (20) | (2) | 91 |
| **Total net revenues** | **4,616** | 4,119 | 4,025 | 497 | 12 | 94 | 2 |
| **Provision for credit losses** | **127** | 156 | 315 | (29) | (18) | (159) | (50) |
| Compensation and benefits | 679 | 634 | 614 | 45 | 7 | 20 | 3 |
| General and administrative expenses | 2,368 | 2,166 | 1,932 | 201 | 9 | 235 | 12 |
| Policyholder benefits and claims | 0 | 0 | 0 | 0 | N/M | 0 | N/M |
| Impairment of goodwill and other intangible assets | 0 | 0 | 57 | 0 | N/M | (57) | N/M |
| Restructuring activities | 3 | 10 | 54 | (7) | (68) | (44) | (81) |
| **Total noninterest expenses** | **3,050** | 2,811 | 2,657 | 239 | 9 | 154 | 6 |
| **Noncontrolling interests** | **0** | 0 | 0 | 0 | N/M | 0 | N/M |
| **Income (loss) before income taxes** | **1,439** | 1,152 | 1,053 | 287 | 25 | 99 | 9 |
| Cost/income ratio | 66 % | 68 % | 66 % | N/M | (2) ppt | N/M | 2 ppt |
| Assets[1] | 99,953 | 106,252 | 97,240 | (6,299) | (6) | 9,012 | 9 |
| Risk-weighted assets[2] | 52,062 | 43,265 | 36,811 | 8,797 | 20 | 6,454 | 18 |
| Average active equity[3] | 7,607 | 6,033 | 5,136 | 1,574 | 26 | 897 | 17 |
| Pre-tax return on average active equity | 19 % | 19 % | 21 % | N/M | (0) ppt | N/M | (1) ppt |

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2015

2015 was characterized by continuously challenging market conditions with persistently low interest rates and even heightened geopolitical risks. The business environment remained highly competitive and was impacted by increased market volatility in certain GTB markets. Despite this environment, GTB managed to realize a strong increase in income before income taxes. This takes into account the effects of movements in foreign exchange rates in 2015, which favorably impacted the revenue contribution from activities denominated in foreign currencies, whereas noninterest expenses were adversely impacted.

Net revenues increased by € 497 million, or 12 %, with revenue growth across all regions. Trade Finance benefited specifically from structured as well as flow trade business activities. Revenues in Cash Management for corporate clients were supported by favorable foreign exchange rate movements as well as increased volumes. Revenues in Institutional Cash and Securities Services grew on the back of strong business activity as well as volume growth. 2014 included a gain on sale of registrar services GmbH.

Provision for credit losses decreased by € 29 million, or 18 %, primarily driven by lower loan loss provisions related to commercial banking activities in the Netherlands.

Noninterest expenses increased by € 239 million, or 9 %, impacted by the foreign exchange rate development, an increase of litigation reserves as well as higher expenses related to regulatory requirements. Cost-to-achieve, mainly related to the OpEx program which was completed as planned in 2015, were at € 62 million compared to € 97 million in prior year period.

As a result, GTB reported the highest income before income taxes since the division was established in 2001. The increase of € 287 million, or 25 %, was mainly driven by a very strong revenue development as well as lower provision for credit losses.

2014
In 2014, net revenues and income before income taxes developed solidly, despite a persistently challenging market environment, as reflected by further cuts to already low interest rates, heightened geopolitical risks and a highly competitive business environment. Noninterest expenses in 2014 and 2013 were impacted by specific items. 2014 contained a litigation-related charge, whereas the performance in 2013 included higher expenses for the turn-around of our commercial banking activities in the Netherlands as well as an impairment of an intangible asset.

Net revenues increased by € 94 million, or 2 %, including a gain on the sale of registrar services GmbH in 2014 and the sale of Deutsche Card Services in 2013. While Trade Finance revenues increased due to strong volumes and stabilizing margins especially in Asia Pacific and Europe, Cash Management for corporate clients remained under pressure in the ongoing low interest rate environment. Institutional Cash and Securities Services revenues increased across regions mainly driven by volume growth.

Provision for credit losses decreased by € 159 million, or 50 %, primarily related to the non-recurrence of a single client credit event in Trade Finance recorded in 2013.

Noninterest expenses increased by € 154 million, or 6 %. As mentioned above, 2014 included a litigation-related charge, while the prior year was impacted by higher expenses related to the implementation of strategic initiatives. This contained higher cost-to-achieve related to the OpEx program for the turn-around in the Netherlands and an impairment of an intangible asset. Excluding those items, noninterest expenses increased due to higher revenue related expenses as well as increased costs to comply with regulatory requirements. Furthermore, investments to enable business growth contributed to the cost increase.

Income before income taxes increased by € 99 million, or 9 %, due to lower provision for credit losses following the single client credit event in 2013 as well as higher revenues. This was partly offset by an increased cost base.

## Deutsche Asset & Wealth Management Corporate Division

| | | | | 2015 increase (decrease) from 2014 | | 2014 increase (decrease) from 2013 | |
|---|---|---|---|---|---|---|---|
| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | in € m. | in % | in € m. | in % |
| Net revenues: | | | | | | | |
| Management Fees and other recurring revenues | 3,083 | 2,551 | 2,380 | 532 | 21 | 171 | 7 |
| Performance and transaction fees and other non recurring revenues | 777 | 826 | 924 | (50) | (6) | (97) | (11) |
| Net interest revenues | 745 | 607 | 560 | 138 | 23 | 47 | 8 |
| Other product revenues | 546 | 429 | 360 | 116 | 27 | 69 | 19 |
| Mark-to-market movements on policyholder positions in Abbey Life | 258 | 291 | 494 | (34) | (12) | (202) | (41) |
| Total net revenues | 5,408 | 4,704 | 4,718 | 705 | 15 | (14) | (0) |
| Provision for credit losses | 9 | (7) | 23 | 16 | N/M | (30) | N/M |
| Compensation and benefits | 1,605 | 1,398 | 1,291 | 206 | 15 | 107 | 8 |
| General and administrative expenses | 2,286 | 2,090 | 1,997 | 197 | 9 | 93 | 5 |
| Policyholder benefits and claims | 256 | 289 | 460 | (32) | (11) | (172) | (37) |
| Impairment of goodwill and other intangible assets | 6 | (83) | 14 | 89 | N/M | (97) | N/M |
| Restructuring activities | (4) | (3) | 170 | (0) | 13 | (173) | N/M |
| Total noninterest expenses | 4,149 | 3,691 | 3,932 | 459 | 12 | (241) | (6) |
| Noncontrolling interests | (0) | 4 | 1 | (4) | N/M | 2 | N/M |
| Income (loss) before income taxes | 1,250 | 1,016 | 762 | 234 | 23 | 254 | 33 |
| Cost/income ratio | 77 % | 78 % | 83 % | N/M | (2) ppt | N/M | (5) ppt |
| Assets[1] | 89,001 | 81,132 | 72,613 | 7,869 | 10 | 8,519 | 12 |
| Risk-weighted assets[2] | 23,795 | 16,597 | 12,553 | 7,198 | 43 | 4,045 | 32 |
| Average active equity[3] | 8,023 | 6,532 | 5,864 | 1,492 | 23 | 667 | 11 |
| Pre-tax return on average active equity | 16 % | 16 % | 13 % | N/M | 0 ppt | N/M | 3 ppt |

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2015

In 2015, Deutsche AWM continued to grow across products and regions benefitting from higher market levels, increased net new money and resulting higher assets under management relative to the prior period, and the favorable movement in foreign exchange rates, which positively increased recurring revenue streams. Performance continued to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenged deposit revenue margins.

Net revenues for full year 2015 were € 5.4 billion, an increase of € 705 million, or 15 %.

Management Fees and other recurring revenues increased by € 532 million, or 21 %, due to an increase in the average assets under management driven by positive flows, higher average market levels, and favorable movements in foreign exchange rates. Performance and transaction fees and other non-recurring revenues were down € 50 million, or 6 %, following lower performance fees from alternative products in the EMEA region and decreased transactional revenues from wealth management following lower volumes from alternative products across EMEA and APAC. Net interest income increased by € 138 million, or 23 %, due to favorable movements in foreign exchange rates, reduced funding costs and increased lending volume. Other product revenues increased by € 116 million, or 27 %, mainly due to higher revenues from alternative products offset by a write-down of € 86 million in Active products with regard to HETA exposure. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 34 million, or 12 %, largely offset in noninterest expenses.

Provision for credit losses remained at very low levels, while the prior year includes a recovery from a written off exposure in the U.S.

Noninterest expenses were up € 459 million, or 12 %, mainly driven by unfavorable movement in foreign exchange rates, prior year reversal of intangible write-downs for Scudder, higher asset under management related costs, and higher compensation costs partly offset by lower costs related to the OpEx program and lower policyholder benefits and claims.

Income before income taxes was € 1.25 billion in 2015, an increase of € 234 million, or 23 %, driven by the aforementioned increase in net revenues.

Invested assets in Deutsche AWM were € 1.1 trillion as of December 31, 2015, an increase of € 75 billion, or 7 %, mainly driven by foreign currency movements of € 53 billion, inflows of € 24 billion, and market appreciation of € 4 billion, partially offset by divestment and other movements of € 5 billion.

The following table provides a roll-forward of invested assets during 2015, broken down by product type as well as the respective average fee rates earned:

| in € bn. | WM Advisory | Alternatives | Cash | Equity | Fixed Income | Multi Asset | Total Invested Assets |
|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2014 | 263 | 97 | 73 | 162 | 315 | 130 | 1,039 |
| Inflows | 54 | 18 | 11 | 85 | 95 | 40 | 301 |
| Outflows | (49) | (22) | (12) | (60) | (109) | (26) | (278) |
| Net Flows | 4 | (4) | (1) | 25 | (15) | 14 | 24 |
| FX impact | 13 | 5 | 5 | 7 | 19 | 4 | 53 |
| Market Development | (2) | (1) | 2 | 6 | (2) | 1 | 4 |
| Other | 0 | (4) | (1) | (1) | 2 | 0 | (5) |
| Balance as of December 31, 2015 | 279 | 93 | 77 | 199 | 319 | 148 | 1,114 |
| Average fee rate (in bps) | 43 | 52 | 7 | 49 | 14 | 48 | |

2014

In 2014, Deutsche AWM benefited from higher assets under management following elevated market levels, increased net new money, and the favorable movement in foreign exchange rates, which positively increased recurring revenue streams. Performance continued to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenged deposit revenue margins. Overall net revenues decreased following lower mark-to-market movements on policyholder positions in Abbey Life, which were offset by lower Policyholder benefits and claims within noninterest expenses.

In Deutsche AWM, net revenues for full year 2014 were € 4.7 billion, a decrease of € 14 million.

Management Fees and other recurring revenues increased by € 171 million, or 7 %, due to an increase of average assets under management driven by positive net new money from clients, favorable movement in foreign exchange rates and market appreciation. Performance and transaction fees and other non-recurring revenues were down € 97 million, or 11 %, driven by lower performance fees in asset management, and lower transactional revenues from fixed income and foreign exchange products for private clients. Net interest revenues increased by € 47 million, or 8 %, due to increased lending volumes, recovery of prior period interest, and improved lending margins. Other product revenues increased by € 69 million, or 19 %, partly due to higher revenues from alternatives partially offset by unfavorable change in fair value of guarantees, which were impacted by the fall in long-term interest rates. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 202 million, or 41 %, largely offset in noninterest expenses.

Provision for credit losses decreased by € 30 million mainly resulting from lower specific client-related lending provisions and the recovery of prior charges in 2014.

Noninterest expenses were down € 241 million, or 6 %, mainly driven by lower policyholder benefits, reversal of intangible write-downs for Scudder, lower costs-to-achieve related to the OpEx program and the positive impact of ongoing OpEx program measures and lower litigation costs. This was partially offset by strategic hiring and one-time effects in compensation to comply with regulatory requirements and pension changes.

Income before income taxes was € 1.0 billion in 2014, an increase of € 254 million compared to 2013. Slightly lower revenue performance was more than offset by decreased provision for credit losses and noninterest expenses.

Invested assets in Deutsche AWM were € 1.0 trillion as of December 31, 2014, an increase of € 116 billion, or 13 %, mainly driven by foreign currency movements of € 50 billion, market appreciation of € 43 billion and inflows of € 40 billion.

The following table provides a roll-forward of invested assets during 2014, broken down by product type as well as the respective average fee rates earned:

| in € bn. | WM Advisory | Alternatives | Cash | Equity | Fixed Income | Multi Asset | Total Invested Assets |
|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2013 | 231 | 79 | 63 | 145 | 294 | 111 | 923 |
| Inflows | 55 | 26 | 11 | 50 | 102 | 34 | 278 |
| Outflows | (45) | (18) | (7) | (48) | (96) | (23) | (238) |
| Net Flows | 10 | 9 | 4 | 2 | 6 | 11 | 40 |
| FX impact | 15 | 4 | 5 | 6 | 17 | 3 | 50 |
| Market Development | 5 | 5 | 2 | 10 | 14 | 7 | 43 |
| Other | 2 | (0) | 0 | (0) | (16) | (3) | (18) |
| Balance as of December 31, 2014 | 263 | 97 | 73 | 163 | 314 | 130 | 1,039 |
| Average fee rate (in bps) | 42 | 56 | 8 | 50 | 16 | 49 | |

## Non-Core Operations Unit Corporate Division

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| **Net revenues** | **401** | **172** | **896** | **229** | **133** | **(724)** | **(81)** |
| thereof: | | | | | | | |
| Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss | (631) | (612) | 176 | (19) | 3 | (788) | N/M |
| **Provision for credit losses** | **54** | **259** | **818** | **(206)** | **(79)** | **(559)** | **(68)** |
| Compensation and benefits | 94 | 107 | 234 | (13) | (12) | (128) | (54) |
| General and administrative expenses | 2,986 | 2,508 | 3,299 | 478 | 19 | (791) | (24) |
| Policyholder benefits and claims | 0 | 0 | 0 | 0 | N/M | 0 | N/M |
| Impairment of goodwill and other intangible assets | 0 | 194 | 0 | (194) | N/M | 194 | N/M |
| Restructuring activities | (1) | 4 | 25 | (6) | N/M | (20) | (83) |
| **Total noninterest expenses** | **3,079** | **2,813** | **3,558** | **265** | **9** | **(745)** | **(21)** |
| **Noncontrolling interests** | **1** | **(2)** | **(3)** | **3** | **N/M** | **1** | **(24)** |
| **Income (loss) before income taxes** | **(2,732)** | **(2,899)** | **(3,478)** | **167** | **(6)** | **579** | **(17)** |
| Cost/income ratio | N/M | N/M | N/M | N/M | N/M | N/M | N/M |
| Assets[1] | 27,172 | 38,853 | 63,810 | (11,681) | (30) | (24,957) | (39) |
| Risk-weighted assets[2] | 34,463 | 58,524 | 52,443 | (24,062) | (41) | 6,081 | 12 |
| Average active equity[3] | 6,674 | 7,762 | 10,296 | (1,088) | (14) | (2,535) | (25) |
| Pre-tax return on average active equity | (41 %) | (37) % | (34) % | N/M | (4) ppt | N/M | (4) ppt |

N/M – Not meaningful
1 Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2 Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014
3 See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

### 2015

During 2015, NCOU has continued to execute its de-risking strategy with specific focus on capital contribution and deleveraging initiatives. De-risking activity included the sale of Maher Prince Rupert as well as various exposures from legacy banking assets. The IBIT profile improved overall but was impacted by an increase in noninterest expenses, specifically related to the developments in litigation-related provisions. Asset de-risking in 2015 delivered net gains of € 415 million.

Net revenues increased by € 229 million, or 133 %, mainly due to specific impacts including € 219 million from a specific litigation recovery and a gain of € 195 million on the sale of Maher Prince Rupert. Lower portfolio revenues following asset sales, including The Cosmopolitan of Las Vegas were partially offset by lower valuation adjustments and mark-to-market impacts. Net revenues in 2014 included mark-to-market losses of €314 million related to a Maher Terminals debt re-financing and a €151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector.

Provisions for credit losses decreased by € 206 million, or 79 %, in comparison to 2014. This reduction was predominantly driven by lower credit losses for IAS 39 reclassified assets which included releases related to real estate exposures.

Noninterest expenses increased by € 265 million, or 9 %, predominately driven by higher litigation-related expenses. Noninterest expenses excluding litigation charges were 40 % lower year-on year, driven by asset sales including The Cosmopolitan of Las Vegas and the non-recurrence of a one-time impairment in the prior year related to Maher Terminals.

The loss before income taxes was € 2.7 billion, an improvement of € 167 million compared to 2014. Higher revenues and lower credit losses were the main drivers, while noninterest expenses were higher with regard to litigation related matters.

2014

In 2014, the focus of NCOU de-risking activity was to progress the disposal of operating assets previously held in the former Corporate Investments division. Sales completed in 2014 included BHF-BANK and The Cosmopolitan of Las Vegas. These were supplemented by the further winding down of legacy banking assets, such as the early termination of some of the credit derivative protection in the monoline portfolio together with the sale of underlying bonds as well as a significant reduction in CRD 4 exposure from the credit correlation portfolio. Asset de-risking in 2014 delivered net gains of € 181 million.

Net revenues for the NCOU in the reporting period decreased by € 724 million, or 81 %, to € 172 million. This reflects a lower level of portfolio revenues in line with the asset reductions achieved and lower de-risking gains partially offset by lower valuation adjustments in the period. In 2014 specific items included € 314 million of accumulated mark-to-market loss on a swap transaction relating to the restructuring of the debt financing of Maher Terminals which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income and a € 151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector. Net revenues in 2013 included a € 183 million loss related to the sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA) and mortgage repurchase costs of € 122 million.

Provisions for credit losses decreased by € 559 million, or 68 %, in comparison to 2013, driven by a decrease in provisions for credit losses in IAS 39 reclassified and commercial real estate assets.

Noninterest expenses decreased by € 745 million, or 21 %, in comparison to 2013, predominately due to lower litigation-related expenses. Direct costs also decreased by € 327 million, or 21 % driven by the sale of BHF-BANK in the year as well as other de-risking measures. This was offset by a specific impairment charge of € 194 million taken against our investment in Maher Terminals in 2014.

The loss before income taxes was € 2.9 billion, an improvement of € 579 million compared to the prior year. Lower revenues and lower credit losses reflect the progress of de-risking, while noninterest expenses were lower but continued to be impacted by the timing and nature of specific items.

## Consolidation & Adjustments

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Net revenues[1] | (30) | (240) | (519) | 210 | (87) | 279 | (54) |
| Provision for credit losses | 1 | 1 | 0 | 0 | 18 | 0 | 38 |
| Compensation and benefits | 4,329 | 3,798 | 3,644 | 531 | 14 | 154 | 4 |
| General and administrative expenses | (3,604) | (3,759) | (3,013) | 155 | (4) | (746) | 25 |
| Policyholder benefits and claims | 0 | 0 | 0 | 0 | N/M | 0 | N/M |
| Impairment of goodwill and other intangible assets | 0 | 0 | 0 | 0 | N/M | 0 | N/M |
| Restructuring activities | 0 | (0) | 0 | 0 | N/M | (0) | N/M |
| Total noninterest expenses | 724 | 39 | 631 | 686 | N/M | (593) | (94) |
| Noncontrolling interests | (27) | (28) | (15) | 1 | (4) | (13) | 82 |
| Income (loss) before income taxes | (729) | (251) | (1,136) | (478) | 190 | 884 | (78) |
| Assets[2] | 10,880 | 10,474 | 10,371 | 407 | 4 | 102 | 1 |
| Risk-weighted assets[3] | 11,283 | 20,437 | 10,832 | (9,154) | (45) | 9,606 | 89 |
| Average active equity[4] | 7 | 0 | 0 | 7 | N/M | 0 | N/M |

N/M – Not meaningful
[1] Net interest income and noninterest income.
[2] Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.
[3] Risk-weighted assets are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014. Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group's pension schemes. The decrease of risk-weighted assets in 2013 was primarily driven by the de-risking initiatives in our pension assets.
[4] Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in Note 4 "Business Segments and Related Information".

### 2015

In 2015, C&A net revenues of negative € 30 million included negative € 146 million in valuation and timing differences driven by a narrowing of our own credit spread, and a narrowing of the basis spread between EUR/USD, as well as an impact from a change in valuation methodology for debt held at fair value. Revenues also included negative € 130 million resulting from the Postbank squeeze out. These negative effects were partly offset by a positive € 72 million from FVA on internal uncollateralized intercompany derivatives.

Noninterest expenses of € 724 million were mainly driven by € 358 million litigation costs related to infrastructure functions as well as € 68 million costs associated with the deconsolidation of Postbank including a related real estate transfer tax. Noninterest expenses also include a € 54 million provision for compensation related costs.

Loss before income taxes was at € 729 million in 2015 compared to a loss of € 251 million in 2014. The development was primarily driven by the litigation costs related to infrastructure functions.

### 2014

In 2014, C&A net revenues of negative € 240 million included negative € 172 million in valuation and timing differences, compared to negative € 249 million in 2013 as volatility in USD/EUR cross-currency basis spreads was down and effect from own credit spread decreased. Revenues also included a € 66 million loss from FVA on internal uncollateralized intercompany derivatives.

Noninterest expenses of € 39 million declined by 94 % compared to prior year mainly due to a € 528 million nonrecurring major litigation charge in 2013.

Loss before income taxes at € 251 million compared to a loss of € 1.1 billion in 2013. The development was primarily driven by the non-recurrence of the aforementioned major litigation item.

# Financial Position

| in € m. | Dec 31, 2015 | Dec 31, 2014 | 2015 increase (decrease) from 2014 in € m. | in % |
|---|---|---|---|---|
| Cash and central bank balances[1] | 96,940 | 74,482 | 22,458 | 30 |
| Interbank balances (w/o central banks)[1] | 12,842 | 9,090 | 3,752 | 41 |
| Central bank funds sold, securities purchased under resale agreements and securities borrowed | 56,013 | 43,630 | 12,383 | 28 |
| Trading assets | 196,035 | 195,681 | 354 | 0 |
| Positive market values from derivative financial instruments | 515,594 | 629,958 | (114,364) | (18) |
| Financial assets designated at fair value through profit or loss | 109,253 | 117,285 | (8,033) | (7) |
| thereof: | | | | |
| Securities purchased under resale agreements | 51,073 | 60,473 | (9,400) | (16) |
| Securities borrowed | 21,489 | 20,404 | 1,085 | 5 |
| Loans | 427,749 | 405,612 | 22,137 | 5 |
| Brokerage and securities related receivables | 94,939 | 115,054 | (20,115) | (17) |
| Remaining assets | 119,765 | 117,911 | 1,854 | 2 |
| **Total assets** | **1,629,130** | **1,708,703** | **(79,573)** | **(5)** |
| Deposits | 566,974 | 532,931 | 34,043 | 6 |
| Central bank funds purchased, securities sold under repurchase agreements and securities loaned | 13,073 | 13,226 | (153) | (1) |
| Trading liabilities | 52,304 | 41,843 | 10,461 | 25 |
| Negative market values from derivative financial instruments | 494,076 | 610,202 | (116,126) | (19) |
| Financial liabilities designated at fair value through profit or loss | 44,852 | 37,131 | 7,721 | 21 |
| thereof: | | | | |
| Securities sold under repurchase agreements | 31,637 | 21,053 | 10,585 | 50 |
| Securities loaned | 554 | 1,189 | (635) | (53) |
| Other short-term borrowings | 28,010 | 42,931 | (14,921) | (35) |
| Long-term debt | 160,016 | 144,837 | 15,179 | 10 |
| Brokerage and securities related payables | 134,637 | 143,210 | (8,574) | (6) |
| Remaining liabilities | 67,564 | 69,170 | (1,605) | (2) |
| **Total liabilities** | **1,561,506** | **1,635,481** | **(73,975)** | **(5)** |
| **Total equity** | **67,624** | **73,223** | **(5,599)** | **(8)** |

[1] In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.

## Movements in Assets

Total assets decreased by € 80 billion (or 5 %) compared to December 31, 2014. This movement included an increase of € 86 billion due to foreign exchange rate movements mainly driven by the depreciation of the euro against all other major currencies during the period, of which € 71 billion was related to the significant strengthening of the U.S. dollar versus the euro. These effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section. Assuming the period-end exchange rates for the euro had not changed, we would have reduced our balance sheet by € 165 billion over the period.

The primary driver of the net decrease during the period was a € 114 billion decrease in positive market values from derivative financial instruments during the period (€ 142 billion net of foreign exchange rate movements). This decrease particularly for interest rate products was primarily related to market movements including rising swap spreads as well as the Bank's focus on deleveraging programs.

Brokerage and securities related receivables were down by € 20 billion, mainly due to a decrease in receivables from pending settlements to record low levels as a result of reduced trading activities towards the end of the year.

To align our financial reporting with regulatory reporting requirements, we have changed our presentation of cash and due from banks, now allowing for a separate reporting of cash and central bank balances versus interbank balances. The split for prior periods was restated accordingly. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information. During the year 2015, cash and central bank balances increased by € 22 billion, largely driven by increased deposits held with central banks in selected jurisdictions. These increases supported an increase in our overall group liquidity stress test position, and enabled us to satisfy local liquidity requirements for certain EU entities following the implementation of the EU Liquidity Coverage Ratio.

Loans increased by € 22 billion, with more than half of the increase relating to foreign exchange rate movements. Exposure increases in CB&S Structured Finance, Deutsche AWM and PBC were partly being offset by managed reductions in NCOU.

Financial assets available for sale (reported as part of Remaining Assets) increased by € 9 billion mainly driven by increases in highly liquid securities held in the Group's Strategic Liquidity Reserve. These increases are the result of the Group's ongoing optimization of its liquidity reserves.

## Movements in Liabilities

As of December 31, 2015, total liabilities decreased by € 74 billion (or 5 %) compared to year-end 2014. Similar to total assets, foreign exchange rate movements during the period had a significant offsetting impact which is already embedded in the overall movements in liabilities as discussed in this section.

Negative market values from derivative financial instruments and brokerage and securities related payables decreased by € 116 billion (€ 143 billion net of foreign exchange rate movements) and € 9 billion, respectively, primarily due to the same factors as the movements in positive market values from derivative financial instruments and brokerage and securities related receivables as discussed above.

Other short-term borrowings decreased by € 15 billion, mainly from reductions in our funding through Financing Vehicles, and, to a lesser extent, in GTB.

These decreases were partially offset by the following movements:

Deposits increased by € 34 billion, primarily in our funding through transaction banking, largely related to increased current account deposits stemming from clearing activities, as well as in retail and unsecured wholesale funding. Almost half of the increase was related to foreign exchange rate movements.

Long-term debt increased by € 15 billion, primarily driven by higher funding activities which exceeded the amount of debt that matured during the period as well as foreign exchange rate movements.

Trading liabilities increased by € 10 billion, with more than half of the increase relating to equity securities, primarily in our Prime Finance business, and the remainder to debt securities.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, increased by € 10 billion in total, largely impacted by higher secured funding of highly liquid inventory.

## Liquidity

Liquidity reserves amounted to € 215 billion as of December 31, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of December 31, 2015 (under the combined scenario).

## Equity

Total Equity as of December 31, 2015 decreased by € 5.6 billion. The main factors contributing to this development were a net loss attributable to Deutsche Bank shareholders and additional equity components of € 6.8 billion, cash dividends paid to Deutsche Bank shareholders of € 1.0 billion, unrealized net losses on financial assets available for sale of € 291 million, which mainly resulted from lower market prices of debt securities from European issuers as well as coupons paid on additional equity components of € 228 million net of tax. Partly offsetting was a positive effect from exchange rate changes of € 2.0 billion (especially in the U.S. dollar).

## Regulatory Capital

Our CET 1 capital according to CRR/CRD 4 as of December 31, 2015 was € 52.4 billion, compared to € 60.1 billion as of December 31, 2014. Mainly due to the decreased CET 1 capital the CRR/CRD 4 CET 1 capital ratio as of December 31, 2015 decreased to 13.2 % compared to 15.2 % as of December 31, 2014. Risk-weighted assets according to CRR/CRD 4 changed only slightly to € 397.4 billion as of December 31, 2015, compared to € 396.6 billion as of December 31, 2014.

Our fully loaded CRR/CRD 4 CET 1 capital as of December 31, 2015 amounted to € 44.1 billion resulting in a fully loaded CRR/CRD 4 CET 1 capital ratio of 11.1 %, with corresponding amounts of € 46.1 billion and 11.7 % in 2014. Fully loaded CRR/CRD 4 RWA were € 396.7 billion as of December 31, 2015, compared to € 394.0 billion as of December 31, 2014. For details of the development please refer to "Management Report: Risk and Capital Performance: Capital and Leverage Ratio".

## Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

As of December 31, 2015 and December 31, 2014 the carrying value of reclassified assets was € 4.4billion and € 7.4 billion, respectively, compared with a fair value of € 4.3 billion and € 7.4 billion as of December 31, 2015 and December 31, 2014, respectively. These assets are held in the NCOU.

Please refer to Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'" for additional information on these assets and on the impact of their reclassification.

## Exposure to Monoline Insurers

The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (i.e., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated Credit Valuation Adjustments ("CVA") that we have recorded against the exposures. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

The ratings in the tables below are the lowest of Standard & Poor's, Moody's or our own internal credit ratings. The table reflects the migration of balances from non investment-grade to investment-grade following the acquisition of Radian Asset Assurance Inc by Assured Guaranty Corp during 2015.

Monoline exposure related to U.S. residential mortgages

| | | | | Dec 31, 2015 | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| in € m. | Notional amount | Value prior to CVA | CVA | Fair value after CVA | Notional amount | Value prior to CVA | CVA | Fair value after CVA |
| AA Monolines: | | | | | | | | |
| Other subprime | 97 | 24 | (5) | 19 | 95 | 30 | (7) | 23 |
| Alt-A | 400 | 97 | (12) | 85 | 1,405 | 423 | (61) | 361 |
| Total AA Monolines | 497 | 121 | (17) | 104 | 1,500 | 452 | (68) | 384 |

Other Monoline exposure

| | | | | Dec 31, 2015 | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| in € m. | Notional amount | Value prior to CVA | CVA | Fair value after CVA | Notional amount | Value prior to CVA | CVA | Fair value after CVA |
| AA Monolines: | | | | | | | | |
| TPS-CLO | 1,288 | 332 | (64) | 268 | 1,269 | 254 | (43) | 210 |
| CMBS | 378 | 0 | 0 | 0 | 712 | (2) | 0 | (2) |
| Corporate single name/Corporate CDO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Student loans | 360 | 52 | (14) | 38 | 322 | 44 | (9) | 35 |
| Other | 749 | 84 | (29) | 55 | 506 | 72 | (14) | 59 |
| Total AA Monolines | 2,775 | 468 | (107) | 361 | 2,810 | 368 | (66) | 302 |
| Non investment-grade Monolines: | | | | | | | | |
| TPS-CLO | 23 | 5 | (2) | 3 | 329 | 77 | (16) | 61 |
| CMBS | 1,443 | (1) | 0 | (1) | 1,476 | (2) | 0 | (2) |
| Corporate single name/Corporate CDO | 24 | 4 | (1) | 3 | 28 | 5 | 0 | 5 |
| Student loans | 746 | 84 | (14) | 70 | 679 | 66 | (9) | 57 |
| Other | 502 | 97 | (31) | 66 | 774 | 136 | (50) | 86 |
| Total Non investment-grade Monolines | 2,738 | 189 | (48) | 141 | 3,285 | 282 | (75) | 207 |
| Total | 5,513 | 657 | (155) | 502 | 6,095 | 650 | (141) | 509 |

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2015 and December 31, 2014, there was no exposure on wrapped bonds related to U.S. residential mortgages and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 23 million and € 22 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

The total Credit Valuation Adjustment held against monoline insurers as of December 31, 2015 was € 172 million. The reduction in the overall monoline CVA reserve versus December 31, 2014, is driven by the reduced exposure as a result of derisking activity completed during the period.

# Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report.

## Credit Ratings Development

Over the course of the year 2015 and early 2016 the major rating agencies completed their industry-wide rating methodology changes and government support reviews, which resulted in ratings changes for Deutsche Bank.

In January 2016, Moody's finalised its banking industry rating methodology changes, which reflected the legal preference of deposits over senior unsecured debt in Germany from January 1, 2017 onwards. As a result, Moody's upgraded Deutsche Bank's deposit rating by one notch to A2, with an offsetting downgrade of the Bank's senior unsecured rating to Baa1. The outlook on both the deposits and senior unsecured debt is negative. As a result of their rating methodology changes, Moody's also upgraded Deutsche Bank's short-term deposit and senior unsecured ratings to P-1. In March 2015, Moody's introduced the Counterparty Risk (CR) Assessment, which assesses an issuer's ability to avoid defaulting on certain senior bank operating obligations and other contractual commitments, including payment obligations on covered bonds, derivatives, letters of credit, third party guarantees, servicing and trustee obligations and other similar obligations. Moody's CR Assessment rating on Deutsche Bank is A2 (cr).

In December 2015, Fitch Ratings downgraded Deutsche Bank's long-term issuer default and long-term senior debt ratings to A- reflecting the execution risk attached to the implementation of the revised strategy. The outlook on the long-term issuer default rating is stable.

In February 2016, DBRS introduced Critical Obligations Ratings (COR) for several European banking groups, including Deutsche Bank. Critical Obligations Ratings are designed to address the risk of default of particular obligations (including derivatives, payment and collection services, covered bonds and certain liquidity lines and contingent liabilities). For DBRS, these obligations have a higher probability of being excluded from bail-in than other senior unsecured obligations. As such they are less likely to absorb losses in the event of resolution of a bank. DBRS assigned a COR of AA (low) to Deutsche Bank. In September 2015, as part of its review of systematic support across European banks, DBRS downgraded the senior debt and deposit ratings of Deutsche Bank.

In June 2015, as part of its review of Government support on German banks, Standard & Poor's downgraded the long-term rating on Deutsche Bank to BBB+ and the short-term rating to A-2. The outlook is stable.

**Selected rating categories**

| | Counterparty Risk | Senior unsecured | Deposits | Short-term rating |
|---|---|---|---|---|
| Moody's Investors Service, New York[1] | A2 (cr) | Baa1 | A2 | P-1 |
| Standard & Poor's, New York[2] | – | BBB+ | – | A-2 |
| Fitch Ratings, New York[3] | – | A- | – | F1 |
| DBRS, Toronto[4] | AA (low) | A | – | R-1 (low) |

1 Moody's ratings are shown as of 25th January 2016. Moody's defines A-rated obligations as upper-medium grade obligations which are subject to low credit risk and Baa rated obligations are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The numerical modifier 1 indicates a ranking at the higher end of the category, the numerical modifier 2 indicates a ranking in the middle of the category and the numerical modifier 3 indicates a ranking at the lower end of the category.
2 Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The plus indicates a ranking in the higher end of the BBB category.
3 Fitch Ratings defines its A rating as high credit quality. Fitch Ratings uses the A rating to denote expectations of low default risk. According to Fitch Ratings, A ratings indicate a strong capacity for payment of financial commitments. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than higher ratings. The minus indicates a ranking in the lower end of the A category.
4 DBRS defines AA-rating as strong sustainable franchises, resilient earnings, solid funding and sound liquidity with well-balanced risk profiles, very effective risk management and strong capitalization. DBRS defines A-ratings are defined as satisfactory credit quality, with still substantial protection of principal and interest; issuers in this category are more susceptible to adverse economic conditions and have greater cyclical tendencies than issuers in category AAA and AA.

Each rating reflects the view of the rating agency only at the time the rating was issued, and each rating should be separately evaluated and consulted with the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. The long-term credit ratings should not be viewed as recommendations to buy, hold or sell our securities.

## Tabular Disclosure of Contractual Obligations

**Cash payment requirements outstanding as of December 31, 2015.**

| Contractual obligations | | | | | Payment due by period |
|---|---|---|---|---|---|
| in € m. | Total | Less than 1 year | 1–3 years | 3–5 years | More than 5 years |
| Long-term debt obligations[1] | 177,953 | 29,250 | 58,927 | 34,190 | 55,585 |
| Trust preferred securities[1] | 8,516 | 1,459 | 5,148 | 624 | 1,285 |
| Long-term financial liabilities designated at fair value through profit or loss[2] | 9,071 | 2,084 | 2,721 | 740 | 3,526 |
| Finance lease obligations | 97 | 6 | 13 | 8 | 70 |
| Operating lease obligations | 5,170 | 773 | 1,325 | 1,073 | 1,999 |
| Purchase obligations | 2,012 | 502 | 866 | 487 | 157 |
| Long-term deposits[1] | 28,139 | 0 | 10,842 | 4,537 | 12,761 |
| Other long-term liabilities | 6,365 | 1,473 | 821 | 1,087 | 2,983 |
| **Total** | **237,322** | **35,548** | **80,662** | **42,746** | **78,366** |

[1] Includes interest payments.
[2] Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 91 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 "Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss", Note 24 "Leases", Note 28 "Deposits" and Note 32 "Long-Term Debt and Trust Preferred Securities".

# Events after the Reporting Period

On February 23, 2016 we announced the successful completion of the tender offer to repurchase up to € 3 billion of five Euro-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to € 1.27 billion. In addition, on February 29, 2016 we announced the initial results of the tender offer to repurchase up to U.S.$ 2 billion of eight U.S. dollar-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to U.S.$ 740 million. We expect to record a positive income in the first quarter of 2016 related to these transactions of approximately € 55 million.

# Outlook

## The Global Economy

In 2016, global economic growth is projected to be more or less flat at 3.0 % and thus be below trend rate for the fifth year in succession. The global inflation rate is expected to pick up to 3.7 % mostly since commodity prices are expected to have a more moderate negative impact on overall prices than compared to the prior year. We expect that growth in the industrialized countries will slow to 1.3 %, with a muted rise of 0.8 % in consumer prices. By contrast, we expect a pick-up in growth to 4.3 % in the emerging markets. There we expect inflation to be 5.7 %.

Eurozone GDP is expected to climb by 1.4 % in 2016, supported by low oil prices and a slow recovery in the labor market. The eurozone economy will also continue to be supported by the expansionary monetary policy of the European Central Bank (ECB) which will probably make its monetary policy even more expansionary in the course of the year. Geopolitical risks, the stuttering structural reforms and the high levels of private and public debt are having a dampening effect, however. Consumer prices are projected to rise by 0.2 %. The German economy is expected to expand by 1.7 % in 2016, driven by domestic forces alone.

In the U.S., we expect an economic growth of 1.2 % in 2016. While the external environment is acting as a drag as a result of the strength of the U.S. dollar and the modest global demand as well as the oil-price-driven negative impact on the energy sector, the solid labor market development and the performance of the housing market are generating positive stimuli. Consumer prices will probably rise by 1.2 %. The Federal Reserve's monetary policy should provide further stimulus for the U.S. economy overall. We expect the Fed policy rate to stand at 0.6 % by year-end 2016.

The Japanese economy is likely to shrink by 0.3 % in 2016. Growth of domestic and external demand is expected to be negative. Monetary policy will continue to be extremely expansionary. We expect inflation to be 0.2 %. Growth in the emerging market countriesis expected to rise in 2016. Economic growth in Asia (excluding Japan) is expected to remain more or less flat at 6.1 %, with inflation at 2.7 %. The Chinese economy is likely to grow by only 6.7 % in 2016, with inflation at 1.8 %, largely due to the cooling of the secondary sector and investments. Monetary policy will probably become more expansive in order to bolster the economy.

Numerous risks are currently increasing the uncertainty of our global forecast by a greater degree than usual. The global financial markets could react much more negatively to the normalisation of U.S. monetary policy than assumed. This could have a negative impact on households and corporate expenditure worldwide and result in much higher capital outflows from emerging markets. The declining oil price is exacerbating the problems in the oil-producing countries and complicating the financing of energy-related investments. Moreover, geopolitical risks could escalate, especially those arising from conflicts in the Middle East. Also, a hard landing in China could trigger global upheaval. In Europe, a flare-up in the debate on monetary policy going forward and the future of the eurozone, insufficient deleveraging in the private and public sectors, a halt in implementing structural reforms or, also, increasing support for populist parties could potentially have a substantial impact on our forecasts. The U.K. referendum, regional separatist movements and the ongoing challenging negotiations with Greece pose further risks. Moreover, the refugee crisis could further exacerbate the political discord in the European Union.

# The Banking Industry

European banks can expect a further improvement in their business prospects and profitability in the next twelve months. Lending to the private sector should see continued moderate growth, while the volume of non-performing loans is expected to decline further. Deposit business will continue to operate under a challenging interest environment in the medium term. Trends in Germany may be slightly better than in the euro area as a whole. The growth in corporate lending volumes and retail mortgages is likely to continue.

In the U.S., the sound economic outlook and low unemployment should result in increased lending to firms and households. December 2015 saw the beginning of the exit from the Federal Reserve's extremely accommodative monetary policy, which should stabilize the net interest margin of U.S. banks in the medium term and help strengthen profitability.

In Japan, lending could benefit from an upturn in the domestic economy in 2016, while in China the economic slowdown may dampen growth in lending and deposits.

From a regulatory perspective, the banking industry is facing a wide range of challenges in 2016. At the international level, the Basel Committee on Banking Supervision ("BCBS") has adopted, and is expected to adopt new measures that will further increase capital requirements. These include a revised standardized approach for calculating risk-weighted assets. The BCBS is also expected to set higher leverage ratio requirements for global systemically important institutions, such as us. In the eurozone, the Single Resolution Mechanism (SRM), together with the Single Resolution Board (SRB) and Single Resolution Fund, became fully operational on January 1, 2016, although the Single Resolution Fund still has to be gradually built up by 2024. The SRB will also set individual minimum requirements for own funds and eligible liabilities (MREL) available for a potential bail-in affecting large banks (such as us) for which it is the competent resolution authority. Furthermore, the SRB intends to take into account in such MREL decisions the principals of the proposed minimum total loss-absorbing capacity. In addition, the ECB and the EBA will be conducting a new stress test in 2016 on approximately 100 European banks. In Germany, the Resolution Mechanism Act, which adapted German bank resolution laws to the SRM, was published in November 2015. In addition, under the new law, senior bonds will rank junior to, without constituting subordinated debt, to other senior liabilities in insolvency proceedings opened on or after January 1, 2017.

# The Deutsche Bank Group

In October 2015, the next phase of our strategy called "Strategy 2020" was introduced with four main aims: First to make Deutsche Bank simpler and more efficient; second to reduce risk; third to strengthen our capital position and fourth to execute in a more disciplined manner. From 2016 onwards, our core divisions are being restructured along the client lines that we serve - Institutions, Corporates, Fiduciaries and Private Clients. This is intended to reduce complexity and better enable us to better meet client demands.

In order to highlight the financial objectives of Strategy 2020 two sets of financial targets were announced by the Group. The first set of financial targets is expected to be completed by 2018. It primarily covers disposals, headcounts, cost savings and risk-weighted assets. The second set relates to the leverage ratio, cost savings, dividend payout ratio and CET 1 capital ratio are set to be achieved by 2020. The most important financial Key Performance Indicators (KPIs) of the Group are detailed in the table below.

# Key Performance Indicators

| Group Key Performance Indicators | Status end of 2015 | Target for 2018 | Target for 2020 |
|---|---|---|---|
| CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded)[1] | 11.1 % | At least 12.5 % | At least 12.5 % |
| CRR/CRD 4 leverage ratio (fully loaded)[2] | 3.5 % | At least 4.5 % | At least 5.0 % |
| Post-tax Return on Average Tangible Equity[3] | (12.3) % | Greater than 10.0 % | Greater than 10.0 % |
| Adjusted costs[4] | € 26.5 bn | Less than € 22 bn per annum | Less than € 22 bn per annum |
| Cost-income ratio[5] | 115.3 % | ~ 70.0 % | ~ 65.0 % |
| Risk-weighted assets[6] | € 397 bn | € 320 bn | € 310 bn |

Note: Comparison of the KPIs with prior year plan/forecast not meaningful, as in 2015 a new strategy was formulated.
[1] The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
[2] Further detail on the calculation of the CRR/CRD 4 leverage ratio (fully loaded) is provided in the Risk Report.
[3] Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of (11) % for year ended December 31, 2015. For further information, please refer to "Other information Non-GAAP Financial Measures" of the report.
[4] Total noninterest expense excluding restructuring & severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims. For further information please refer to "Other information Non-GAAP Financial Measures" of the report.
[5] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] Excluding expected regulatory inflation.

Within our strategic plan, we used underlying foreign exchange rates of EUR/USD at 1.07 and EUR/GBP at 0.72 in setting the financial targets for 2018 and 2020.

For 2016, we expect revenues to be impacted by the low interest rate environment and challenging trading conditions. In addition, the impact of restructuring activities across country, client and product portfolio reductions are likely to impact our revenue generation capacity however, at the same time we will be investing into growth areas of Transaction Banking, Asset Management, Wealth Management and Equities. We expect the majority of our restructuring costs to be incurred by end of 2016 with restructuring activities to be completed in 2017. Our total costs will continue to be burdened by litigation and restructuring charges in 2016.

Capital management remains focused on keeping the CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (CET 1 ratio) on track to reach the Strategy 2020 target level of minimum 12.5 % by 2018. In 2016, we expect the fully loaded CET 1 ratio to remain broadly flat so that we would remain capitalized well above regulatory minimum and SREP requirements. We expect CET 1 capital to remain relatively flat as capital building is impacted by restructuring cost, litigation, and NCOU de-risking.

We stay committed to reaching a fully loaded CRR/CRD 4 Leverage Ratio of at least 4.5 % in 2018 and at least 5 % in 2020 per Strategy 2020. The tight leverage exposure management stabilized the leverage ratio at 3.5 % by the end of 2015. In 2016, we will continue our active CRD 4 exposure management. The CRR/CRD 4 Leverage Ratio is expected to remain broadly flat in 2016.

2016 will be a year of focused Strategy 2020 implementation. We expect further restructuring and severance expenses of approximately € 1.0 billion, a continued burden from litigation, continued pressure from regulatory induced costs, bank levy charges and challenging market conditions. We are committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity, when Strategy 2020 is to be fully implemented. The measures planned for implementation in 2016, whilst a burden in that year, are key elements to progress towards that target. Overall we expect a partial improvement of our Post-tax Return on Average Tangible Equity in 2016.

Achieving a structurally affordable cost base is one of our top priorities. We remain committed to our Strategy 2020 target of an adjusted cost base of less than € 22 billion and a cost-income ratio of approximately 70 % by 2018. However, 2016 will remain a difficult year for us as it will take some time for our restructuring program to become visible in our cost base. We intend to continue to identify cost savings and efficiencies, but at the same time we will invest in technology and regulatory compliance programs, and we will face higher costs from software amortisation. We therefore expect our adjusted costs to be broadly flat in 2016 compared to 2015. In addition, our total costs will continue to be burdened by litigation and restructuring charges in 2016. As a result we expect our cost-income ratio to improve, but remain at an elevated level in 2016 as we also expect challenges on the revenue side driven by the low interest rate environment and continued market volatility.

Risk-weighted assets are expected to increase slightly in 2016, mainly driven by an increase of Operational Risk related risk-weighted assets and planned business growth. This will be partly offset by a decrease in risk-weighted assets resulting from the planned acceleration of our NCOU de-risking program.

In order to support our overall capitalization, the Management Board proposed to the Supervisory Board to recommend no common share dividend for the fiscal years 2015 and 2016. In our Strategy 2020 announcement, we articulated that we aspire to pay a competitive common share dividend payout ratio in the medium term.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to continue to be challenging.

# Our Business Segments

From 2016 onwards and in accordance with our Strategy 2020 our business operations are going to be organized under a new structure with the segments Global Markets (GM), Corporate & Investment Banking (CIB), Private, Wealth and Commercial Clients (PW&CC), Postbank, Deutsche Asset Management (AM) and Non-Core Operations Unit (NCOU). The following paragraphs contain the outlook of our business segments in their current organisational set-up. More details regarding the new structure are also provided in the descriptions of the respective business segments which follow.

## Corporate Banking & Securities

For Corporate Banking & Securities (CB&S), the business environment is highly challenging in 2016. Since the beginning of 2016, we have already seen financial markets fall significantly, reflecting concerns on multiple fronts. Ongoing risks and uncertainties include exposure of global macroeconomic growth to event risks, evolution of central bank policies, the impact of low oil prices on the energy sector, ongoing regulatory developments, effects of further balance sheet de-leveraging, litigation charges and expenditures related to platform enhancements and regulatory requirements.

In 2016, we see various headwinds which may impact investment banking industry revenues. Challenges, including financial market turbulence slowing down client activity, ongoing regulatory pressure, continued pressure on resources and the potential impact of geo-political events will remain. We expect continued global economic growth in 2016 although differences in regional growth rates are expected to result in increasing divergence in monetary policy.

We expect 2016 industry Debt Sales & Trading revenues to be slightly lower, as an increase in Macro revenues due to monetary policy divergence will be more than offset by lower Credit revenues. Industry Equity Sales & Trading revenues are also expected to be moderately lower in 2016. We expect Corporate Finance industry fee pools to be lower in 2016 due to a decline in Advisory deal flow.

In light of the challenging operating environment and increasing pressure on our balance sheet and capital, we laid out a detailed bank-wide reorganisation plan as a part of Strategy 2020 aimed at increasing efficiency and generating sustainable returns. As part of this, starting in 2016 Corporate Banking & Securities will be reorganised into two business divisions: Sales and Trading activities have been combined in a newly created division called Global Markets and a division called Corporate & Investment Banking has been created by combining the Corporate Finance business from CB&S and Global Transaction Banking.

For Global Markets, the implementation of Strategy 2020 will entail a reduction in CRD 4 leverage exposure and a reduction in RWA consumption to partly offset increases driven by Operatinal Risk and Basel 4 regulatory changes. This will require a reshaping of our business portfolio – by reducing our product, country and client perimeter. We will also focus on reducing costs, driving platform efficiency and at the same time, enhancing regulatory compliance, control and conduct. The next two years will continue to see pressure on returns, as we continue to face RWA increases (mainly driven by Operational Risk RWA), reduce our business perimeter and make progress on outstanding issues.

In Corporate Finance, we will continue to focus on enhancing our client relationships, with the target of being a top three bank for our key corporate clients. We will continue to invest in higher returning products and relationships while rationalising lower-return and higher risk clients.

Despite challenging market conditions in recent years, and the continued uncertain outlook, we believe that the announced strategic priorities will position us favourably to face potential challenges and capitalise on future opportunities.

## Private & Business Clients

Our Strategy 2020 foresees several transformation measures regarding Private & Business Clients (PBC) including measures to streamline our organisation, to optimize our branch network in Germany and to invest in digitalization. PBC's transformation also includes portfolio measures, mainly the sale of our stake in Hua Xia Bank Co. Ltd (Hua Xia) and the separation of Postbank.

Regarding our 19.99 % stake in Hua Xia, we announced on December 28, 2015 that we agreed to sell the entire stake to PICC Property and Casualty Company Limited for a consideration of RMB 23.0 billion to RMB 25.7 billion (approximately € 3.2 billion to € 3.7 billion, based on December 2015 exchange rates). The sale is subject to final price adjustments at closing. The completion of the transaction, which is anticipated in the mid-year, is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

In the first quarter of 2016, Postbank will become a separate segment and the remainder of PBC, which will be called Private & Commercial Clients (PCC), will be combined with Wealth Management (WM) into the new segment "Private, Wealth & Commercial Clients (PW&CC)".

PCC aims to be a leading, digitally enabled advisory bank with a strong focus on growth in private banking and commercial banking. Our objectives include the offering of a seamless private client coverage approach in Germany, a strengthened European presence, as well as a focus on entrepreneurs in Germany and across Europe. Furthermore, we intend to invest in digitalization and aim to generate synergies from optimizing and streamlining product offerings, operations as well as overhead and support functions. We also plan to improve capital efficiency by further strengthening advisory capabilities and by emphasising less capital-intensive products.

In 2016, we expect revenues from deposit products to continue to suffer from the low interest rate environment while revenues from credit products are expected to grow, reflecting continued customer demand as well as our strategy to selectively expand our loan book. We will also continue our focus on investment and insurance products but revenue dynamics in this business will highly depend on the impact of the current challenging macroeconomic environment on customer confidence. Loan loss provisions were on very low levels in 2015 and we currently do not expect them to decline further from these levels. Both our revenues and noninterest expenses could be impacted by further regulatory requirements, and noninterest expenses in 2016 will include charges and investment spend related to the execution of the above-mentioned transformation measures. The aforementioned expectations regarding PCC apply for Postbank accordingly. Particularly, revenues are expected to be impacted by the low interest environment.

## Global Transaction Banking

The ongoing low interest rate levels with even negative rates in key markets, volatile stock markets, the highly competitive environment and challenges from geopolitical events are expected to continue to put downward pressure on business for Global Transaction Banking (GTB) in 2016.

In particular, we expect adverse impacts on our Cash Management business. Building on the strong result in 2015 and planned investments into the transaction banking business in light of Strategy 2020, we anticipate overall stable developments of volumes in 2016. With our continued focus on building and deepening client relationships, our comprehensive suite of products and our renowned service excellence, we believe we are well-placed to cope with the challenging environment. We will continue to invest in our businesses, notably our processes and IT platforms, while maintaining strict risk, cost and capital discipline to further enhance the resilience of our business model. The focus for 2016 will continue to be on regulatory compliance, control and conduct along with system stability. This will provide a strong foundation for future growth of GTB. Effective January 1, 2016, GTB together with Corporate Finance will be part of the business division called Corporate & Investment Banking.

## Deutsche Asset & Wealth Management

Asset and wealth managers face numerous challenges in 2016, including an uncertain economic outlook, volatile equity and credit markets and continued low interest rates, combined with fierce competition and rising costs associated with regulation. Growth in most developed economies is likely to remain relatively flat, however many emerging countries may see slower growth and increased volatility, impacting investor risk appetite and potentially impacting asset flows. Turbulent conditions create opportunities for active investment management across traditional and alternative assets, as well as for trusted financial advice and guidance. As a result, we believe diversified, solutions-oriented asset and wealth managers that can leverage scale and intellectual capital to support their clients will fare better than most.

In 2016, Deutsche Bank will restructure Asset & Wealth Management. High net worth clients will be served by Deutsche Bank Wealth Management, a distinct business within the Private, Wealth & Commercial Clients division. Deutsche Asset Management will become a stand-alone division focused on providing investment solutions to institutions and intermediaries that serve individual clients.

In Asset Management, we expect a further shift in investor preferences toward alternatives (including hedge funds, private equity, real estate, and infrastructure) and passive products (including index and exchange-traded products). As a result, we anticipate asset inflows in alternatives and passive products to outpace other asset classes in 2016. Additionally, we expect continued growth of retirement solutions and demand for outcome-oriented solutions, particularly in developed markets as a result of ageing demographics. Together, these trends align with our investments to strengthen capabilities across products, channels and regions. With existing products and new launches planned, Deutsche Asset Management aims to grow its share in the market. As new structural changes are implemented, we intended to streamline front-to-back investment processes to serve our clients.

In Wealth Management, we expect Ultra-High Net Worth (UHNW) individuals to remain the wealth industry's fastest growing client segment. We intend to drive growth through a targeted regional coverage model and by delivering cross-asset class, cross-border investment opportunities and solutions, as well as access to the broader capabilities of Deutsche Bank. We have designed segment-specific strategies, improved client analytics and deepened client relationships to help us achieve our aim to become the advisor of choice for UHNW individuals and a top five wealth manager globally. Delivery of this ambition will be underpinned by our product suite and expertise in managed solutions, lending and capital markets.

Despite anticipated growth of the global asset and revenue pools, revenue performance remains dependent on market levels due to the high level of recurring fee revenue. The current level of markets would indicate downward revenue pressure despite various strategic growth initiatives. Fee compression and heightened competition require a dynamic and cost efficient operating model. In 2016, additional technology and operations improvements will continue to be implemented, equipping both Asset Management and Wealth Management with adequate IT infrastructure to serve their clients. Further initiatives will be launched to streamline our geographic and operational footprint to support Group simplification efforts.

## Non-Core Operations Unit

The Non-Core Operations Unit (NCOU) will focus on reducing leverage and risk-weighted assets with an ambition to materially unwind the remaining positions by the end of 2016, such that residual risk-weighted assets are less than € 10 billion in aggregate. Challenges in the overall market environment may impact the execution of NCOU's strategy, specifically in terms of the associated timeline and financial impact. This uncertainty covers a number of factors that can impact the de-risking activity, however this accelerated wind down is estimated to be accretive to the Group's capital ratios. In addition, the cost of servicing high interest rate liabilities currently included in NCOU revenues will be allocated to a new Postbank segment in 2016. We expect the litigation and enforcement environment to remain challenging for the foreseeable future.

# Risks and Opportunities

The risks and opportunities that we believe are likely to occur have been incorporated into our Outlook. The following section focuses on future trends or events that may result in downside risk or upside potential of what we have anticipated in our Outlook.

# Risks

## Macro-economic and market conditions

If growth prospects, the interest rate environment and competition in the financial services industry worsen compared to the expectation in our Outlook, this could adversely affect our business, results of operations or strategic plans.

An elevated level of political uncertainty and the increasing attractiveness to voters of populist parties in a number of countries in the European Union could lead to a partial unwinding of European integration. Furthermore, anti-austerity movements in some member countries of the eurozone could undermine confidence in the continued viability of those countries' partciption in the euro. An escalation of political risks could have unpredictable political consequences as well as consequences for the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

We may be required to take impairments on our exposure to the sovereign debt of European and other countries if the sovereign debt crisis reignites. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses as anticipated.

Adverse market conditions, unfavorable prices and volatility as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits.

In case AT1 coupons cannot be serviced due to insufficient available distributable items (ADI) for Deutsche Bank AG in accordance with stand-alone entity reporting under HGB this could lead to higher funding costs.

## Regulatory reforms

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us. This also creates significant uncertainty for us and may adversely affect our business plans and our ability to execute our strategic plans. Those changes that require us to maintain increased capital may significantly affect our business model, financial condition and result of operation as well as the competitive environment generally. Other regulatory reforms, such as bank levies, may also materially increase our forecasted operating costs. Regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

## Legal and regulatory proceedings

We are subject to a number of legal proceedings and regulatory investigations whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation.

## Risk management policies, procedures and methods as well as operational risks

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures, particularly in response to extreme market conditions or in response to emerging risks.

## Strategy 2020

If we are unable to implement successfully our Strategy 2020, which is also subject to the previously men-tioned factors, we may be unable to achieve our financial objectives, or we may incur losses or low profitability or erosions of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

# Opportunities

## Macro-economic and market conditions

Should the economic conditions, such as growth prospects, the interest rate environment and competitive conditions in the financial services industry improve beyond forecasted levels, this could lead to increasing revenues that may only be partially offset by additional costs, thus improving both income before income taxes and cost-income ratio directly and subsequently improving regulatory measures such as CET 1 and leverage ratio.

If market conditions, price levels, volatility and investor sentiment develop better than expected, this may also positively impact our revenues and profits. Similarly, if we experience higher levels of customer demand and market share than anticipated, this may positively affect our results of operations.

## Strategy 2020

Strategy 2020 seeks to enable us to become a simpler and more efficient, less risky, better capitalized and better run organization. The implementation of Strategy 2020 may create further opportunities if implemented to a greater extent or under more favorable conditions than anticipated. If businesses and processes improve beyond our planning assumptions and cost efficiencies can be realized sooner or to a greater extent than forecasted, this could also positively impact our results of operations.

# Risk Report

# Introduction

## Disclosures in line with IFRS 7 and IAS 1, as well as IFRS 4

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and capital disclosures required by International Accounting Standard 1 (IAS 1) Presentation of Financial Statements, as well as qualitative and quantitative disclosures about insurance risks in line with the requirements of International Financial Reporting Standard 4 (IFRS 4) Insurance contracts. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a bracket in the margins throughout this Risk Report.

## Disclosures according to Pillar 3 of the Basel 3 Capital Framework

Most disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards are published in our re-established additional Pillar 3 report, which can be found on our webpage. In cases where disclosures in this Risk Report also support Pillar 3 disclosure requirements these are highlighted by references from the Pillar 3 Report into the Risk Report.

## Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force ("EDTF") was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we adhered to the disclosure recommendations in this Risk Report and also partly in our re-established additional Pillar 3 Report.

# Risk and Capital Overview

## Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (SNLP) as high level metrics are fully integrated across strategic planning, risk appetite framework, stress testing, and recovery & resolution planning practices, which are reviewed and approved by our Management Board at least annually. Apart from Internal Capital Adequacy Ratio and Total Economic Capital, the following ratios and metrics are based on the fully loaded CRR/CRD 4 rules.

**Common Equity Tier 1 Ratio**
2015: 11.1 %
**2014: 11.7 %**

**Total Risk-Weighted Assets**
2015: € 396.7 billion
**2014: € 394.0 billion**

**Internal Capital Adequacy Ratio**
2015: 146 %
**2014: 174 %**

**Total Economic Capital**
2015: € 38.4 billion
**2014: € 31.9 billion**

**Leverage Ratio**
2015: 3.5 %
**2014: 3.5 %**

**Leverage Exposure**
2015: € 1,395 billion
**2014: € 1,445 billion**

**Liquidity Coverage Ratio**
2015: 119 %
**2014[1]: 119 %**

**Stressed Net Liquidity Position**
2015: € 46 billion
**2014: € 24 billion**

[1] Calculated in accordance with the Basel 3 specification.

For further details please refer to sections "Risk Appetite and Capacity, Recovery and Resolution Planning, Stress Testing, Risk Profile, Internal Capital Adequacy Assessment Process, Capital Instruments, Development of Regulatory Capital, Development of Risk-Weighted Assets, Leverage Ratio, Liquidity Coverage Ratio, Liquidity Buffer, Stress Testing and Scenario Analysis, and High Quality Liquidity Assets".

# Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (counterparty risk, industry risk, country risk and product risk), market risk (trading, non-trading and traded default risk), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation. Please refer to section "Risk and Capital Management" for detailed information on the management of our material risks.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the economic slowdown and financial market volatility in China and potential contagion to other economies, the impact of the ongoing slump in oil prices on key producing countries and related industries and the potential increases in interest rates by the U.S. Federal Reserve Bank, which could drive further capital outflows from Emerging Markets. In addition, global geopolitical risks remain elevated and have intensified in recent months.

Our credit exposure from the Oil & Gas sector accounts for less than 2 % of our total main credit exposure and approximately € 16 billion, of which gross loans account for € 5 billion and irrevocable lending commitments account for € 8 billion. In our view we do not have over-sized concentrations in Emerging Markets countries. Our China credit portfolio is mainly with systemically important local Financial Institutions, financially strong state-owned, privately owned corporates and subsidiaries of Multinational Companies. More information is included in "Credit Risk Exposure" section.

The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests' parameters. Information about risk and capital positions for our portfolios can be found in the "Risk and Capital Performance" section.

Consistent with prior years, the year 2015 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management throughout 2015 was on maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization. This approach is reflected across the different risk metrics summarized below.

# Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (economic capital) risk position, we generally consider diversification benefits across risk types.

**Overall risk position as measured by economic capital usage by risk type**

| in € m. (unless stated otherwise) | Dec 31, 2015 | Dec 31, 2014 | 2015 increase (decrease) from 2014 in € m. | in % |
|---|---|---|---|---|
| Credit risk | 13,685 | 12,885 | 799 | 6 |
| Market risk | 17,436 | 14,852 | 2,583 | 17 |
| Trading market risk | 4,557 | 4,955 | (397) | (8) |
| Nontrading market risk | 12,878 | 9,898 | 2,981 | 30 |
| Operational risk | 10,243 | 7,598 | 2,644 | 35 |
| Business risk | 5,931 | 3,084 | 2,846 | 92 |
| Diversification benefit[1] | (8,852) | (6,554) | (2,297) | 35 |
| Total economic capital usage | 38,442 | 31,866 | 6,576 | 21 |

[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of December 31, 2015, our economic capital usage amounted to € 38.4 billion, which was € 6.6 billion, or 21 %, above the € 31.9 billion economic capital usage as of December 31, 2014. The higher overall risk position was mainly driven by a higher loss profile for strategic risk and operational risk, methodology enhancements in nontrading market risk and internal model recalibration in credit risk.

The economic capital usage for credit risk increased to € 13.7 billion as of December 31, 2015, € 799 million or 6 % higher compared to year-end 2014. This change mainly reflects increases from the internal model recalibration.

The economic capital usage for trading market risk decreased by € 397 million and was mainly driven by reductions in the credit spread and foreign exchange components. Nontrading market risk economic capital usage increased by € 3.0 billion or 30 % to € 12.9 billion as of December 31, 2015. The increase is mainly driven by methodology enhancements with regards to capturing credit spread risk of securities held as liquidity reserve, participation and equity compensation risk as well as an increased structural foreign exchange risk exposure mostly due to appreciation of the US dollar against the Euro.

The operational risk economic capital usage totaled € 10.2 billion as of December 31, 2015, which is € 2.6 billion or 35 % higher compared to year-end 2014. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, and a tax risk component. The business risk increased by € 2.8 billion to € 5.9 billion as of December 31, 2015. This increase reflected a higher economic capital usage for the strategic risk component driven by a combination of planned restructuring costs and conservative earnings expectations for 2016.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 2.3 billion, or 35 %, as of December 31, 2015, due to an increase in economic capital usage before diversification and a methodology update in the first quarter 2015.

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division's risk profile before taking into account cross-risk effects at the Group level.

**Risk profile of our business divisions as measured by economic capital and risk-weighted assets**

| | | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|---|
| in € m. (unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consoli-dation & Adjustments | Total in € m. | Total in % |
| Credit Risk | 6,634 | 3,724 | 2,076 | 456 | 777 | 18 | 13,685 | 36 |
| Market Risk | 5,722 | 4,264 | 203 | 2,248 | 695 | 4,303 | 17,436 | 45 |
| Operational Risk | 6,778 | 871 | 1,077 | 1,054 | 463 | 0 | 10,243 | 27 |
| Business Risk | 5,662 | 0 | 7 | 1 | 261 | 0 | 5,931 | 15 |
| Diversification Benefit[1] | (5,691) | (1,314) | (622) | (714) | (377) | (133) | (8,852) | (23) |
| Total EC in € m. | 19,105 | 7,544 | 2,741 | 3,045 | 1,819 | 4,188 | 38,442 | 100 |
| in % | 50 | 20 | 7 | 8 | 5 | 11 | 100 | N/M |
| Risk-weighted assets[2] | 195,096 | 80,016 | 52,062 | 23,795 | 34,463 | 11,283 | 396,714 | N/M |

N/M - Not meaningful
[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).
[2] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.

| | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| in € m. (unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consoli-dation & Adjustments | Total in € m. | Total in % |
| Credit Risk | 5,799 | 3,547 | 2,302 | 323 | 868 | 46 | 12,885 | 40 |
| Market Risk | 5,153 | 3,200 | 185 | 1,987 | 1,308 | 3,020 | 14,852 | 47 |
| Operational Risk | 3,569 | 1,088 | 150 | 722 | 2,070 | 0 | 7,598 | 24 |
| Business Risk | 2,581 | 0 | 4 | 1 | 499 | 0 | 3,084 | 10 |
| Diversification Benefit[1] | (3,441) | (1,095) | (262) | (611) | (1,087) | (59) | (6,554) | (21) |
| Total EC in € m. | 13,661 | 6,740 | 2,379 | 2,420 | 3,658 | 3,008 | 31,866 | 100 |
| in % | 43 | 21 | 7 | 8 | 11 | 9 | 100 | N/M |
| Risk-weighted assets[2] | 175,575 | 79,571 | 43,265 | 16,597 | 58,524 | 20,437 | 393,969 | N/M |

N/M - Not meaningful
[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).
[2] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded. Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2015.

Corporate Banking & Securities' (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. The share of the operational risk in CB&S' risk profile has increased significantly over the last year reflecting a higher loss profile in the industry, internal losses as well as a change in the allocation methodology within the Group. The remainder of CB&S' risk profile is derived from strategic risk component of the business risk in light of the less optimistic earnings outlook for 2016.

Private & Business Clients' (PBC) risk profile comprises credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. The increase in PBC's overall risk profile over 2015 was mainly driven by methodology update for investment risk (primarily related to Hua Xia Bank Co. Ltd.) as well as higher credit spread risk.

Global Transaction Banking's (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business and operational risk. The relatively low market risk mainly results from modeling of client deposits.

The main risk driver of Deutsche Asset & Wealth Management's (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM's advisory and commission focused business attracts primarily operational risk. The increased economic capital usage over 2015 was mainly driven by a higher non-trading market risk from increased credit spread and default risk in guaranteed funds' portfolio composition as well as an increased share from group operational risk capital based on the change in the divisional allocation methodology within the AMA model.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank's future strategy; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU's risk profile covers risks across the entire range of our operations primarily comprising credit and market risks targeted where possible for accelerated de-risking. The share of the operational risk in NCOU's risk profile has decreased significantly over the last year reflecting a change in the allocation methodology within the Group.

Consolidation & Adjustments mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The increase in nontrading market risk compared to 2014 was mainly driven a higher structural foreign exchange risk and a methodology change for equity compensation risk.

# Risk and Capital Framework

## Risk Management Principles and Governance

The diversity of our business model requires us to identify, assess, measure, aggregate and manage our risks, and to allocate our capital among our businesses. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

- Core risk management responsibilities are embedded in the Management Board and delegated to senior risk management committees responsible for execution and oversight. The Supervisory Board regularly monitors the risk and capital profile.
- We operate a Three Lines of Defense ("3LoD") risk management model. The 1st Line of Defense ("1st LoD") are all the business divisions and service providing infrastructure areas (Group Technology Operations and Corporate Services) who are the "owners" of the risks. The 2nd Line of Defense ("2nd LoD") are all the independent risk and control infrastructure functions. The 3rd Line of Defense ("3rd LoD") is Group Audit, which assures the effectiveness of our controls. The 3LoD model and the underlying design principles apply to all levels of the organization, i.e., group-level, regions, countries, branches and legal entities. All 3LoD are independent of one another and accountable for maintaining structures that ensure adherence to the design principles at all levels.
- Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Risk Appetite and Strategic and Capital Plan in order to align risk, capital and performance targets.
- Cross-risk analysis reviews are conducted across the Group to validate that sound risk management practices and a holistic awareness of risk exist.
- All material risk types are managed via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk, model risk and compliance risk. Modeling and measurement approaches for quantifying risk and capital demand are implemented across the material risk types. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk. For more details, refer to section "Risk and Capital Management" for the management process of our material risks.
- Monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics.
- Systems, processes and policies are critical components of our risk management capability.
- Recovery planning provides the escalation path for crisis management governance and supplies senior management with a list of actions designed to improve the capital and liquidity positions in a stress event.
- Resolution planning is closely supervised by our resolution authority, the Single Resolution Board ("SRB"). It provides a strategy to manage Deutsche Bank in case of default. It is designed to prevent the need for tax payer bailout and strengthen financial stability by the continuation of critical services delivered to the wider economy.

# Risk Governance

Our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as our primary supervisors to monitor our compliance with the German Banking Act and other applicable laws and regulations as well as the CRR/CRD 4 framework and respective implementations into German law.

European banking regulators assess our capacity to assume risk in several ways, which are described in more detail in the section "Regulatory Capital" of this report.

Several layers of management provide cohesive risk governance:

- The Supervisory Board is informed regularly and – as necessary – on special developments in our risk situation, risk management and risk controlling, as well as on our reputation and material litigation cases. It has formed various committees to handle specific tasks.
- At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, business, compliance, model, operational as well as litigation and reputational risks. It also reports on credit risk strategy, credit portfolios, loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy.
- The Integrity Committee monitors the Management Board's measures that promote the company's compliance with legal requirements, authorities' regulations and the company's own in-house policies. It also reviews the Bank's Code of Business Conduct and Ethics, monitors and analyzes the Bank's legal and reputational risks and advocates their avoidance.
- The Audit Committee monitors, among other matters, the effectiveness of the risk management system, particularly the internal control system and the internal audit system.
- The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other stakeholders. The Management Board is responsible for establishing a proper business organization, encompassing an appropriate and effective risk management. In agreement with the Supervisory Board and with the aim to ensure an effective governance of resources and risk, the Management Board has established the Capital and Risk Committee ("CaR"), the Risk Executive Committee ("Risk ExCo"),the Non-Financial Risk Executive Committee ("NFR ExCo"), and the Group Reputational Risk Committee ("GRRC") whose roles are described in more detail below. In the fourth quarter of 2015, the Management Board streamlined the number of directly established committees. Hence, a revised committee governance structure is being prepared which will, going forward, combine risk management-relevant matters under one committee, starting 1. April 2016.

Risk Management Governance Structure of the Deutsche Bank Group


Supervisory Board
Audit Committee
Monitors the effectiveness of the risk management system, particularly of the internal control system and the internal audit system.
Risk Committee
Advises on overall risk appetite and/or risk strategy and monitors strategy implementation by the management. Discusses the risk strategy, key risk topics and portfolios.
Integrity Committee
Monitors compliance with legal requirements, authorities' regulation and In-house policies. Precautionary monitoring and strategic analysis of legal and reputational risk.
Management Board
Overall Risk and Capital Management Supervision
Capital & Risk Committee
Integrated planning and monitoring of Deutsche Bank's risk profile and capital capacity as well as defining the Internal Capital Adequacy Assessment Process
Risk Executive Committee
Identification, analysis and mitigation of risks, risk policy, organization and governance of risk management and day- to-day risk and capital management
Non-Financial Risk Executive Committee
Ensures oversight, governance and coordination of non-financial risk management and establishes a cross-risk and holistic perspective of key non-financial risks
Group Reputational Risk Committee
Ensures the oversight, Ensures the oversight, governance and coordination of the reputational risk management
Specialized sub-committees
Specialized sub-committees
Regional sub-committees

The following functional committees are central to the management of risk in Deutsche Bank:

- The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk, Government & Regulatory Affairs, Finance and the business divisions. The CaR initiates actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and determining whether a matter should be escalated or other actions should be taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined processes and/or actions under the recovery governance framework if required.
- The Risk ExCo identifies, controls and manages all risks including risk concentrations at Group level. It is responsible for risk policy, the organization and governance of risk management and oversees the execution of risk and capital management including identification, assessment and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board.
- The Non-Financial Risk Executive Committee ("NFR ExCo") oversees, governs and coordinates the management of non-financial risks in Deutsche Bank Group and establishes a cross-risk and holistic perspective of the key non-financial risks of the Group. It is tasked to define the non-financial risk appetite framework, to monitor and control the non-financial risk operating model, including the Three Lines of Defense principles and interdependencies between business divisions and control functions and within control functions.
- The Group Reputational Risk Committee ("GRRC") is responsible for the oversight, governance and coordination of the reputational risk management and provides for an appropriate look-back and a lessons learnt process. It reviews

and decides all Reputational Risk issues escalated by the Regional Reputational Risk Committees ("RRRCs") and RRRC decisions which have been appealed by the Units. It provides guidance on Group-wide reputational risk matters, including communication of sensitive topics, to the appropriate levels of Deutsche Bank Group. The RRRCs which are sub-committees of the GRRC, are responsible for the oversight, governance and coordination of the management of reputational risk in the respective regions on behalf of the Management Board.
- The Portfolio Risk Committee ("PRC") supports the Risk ExCo and the CaR with particular emphasis on the management of Group-wide risk patterns including the review and governance of key concentration risks.
- The Living Wills Committee ("LWC") is the dedicated sub-committee of the CaR with focus on recovery and resolution planning. It oversees the implementation of our recovery and resolution plans and enhancements to the Group's operational readiness to respond to severe stress or the threat of a severe stress.
- The Regulatory Capital Committee ("RCC") is a further sub-committee of our Capital and Risk Committee. It is tasked with oversight on our risk quantification models. The RCC has also responsibility for the oversight and control of our Internal Capital Adequacy Assessment Process ("ICAAP"). Together with the PRC, It oversees our Group-wide stress tests, reviews the results and proposes management action, if required. It monitors the effectiveness of the stress test process and aims to drive continuous improvement of our stress testing framework.

Multiple senior members are members of the CaR as well as the Risk ExCo, NFR ExCo and/or GRRC, which facilitates the information flow between these committees.

We will continue to enhance the aforementioned committee structure going forward culminating into a single committee overseeing risk matters that are established by the Management Board namely the Group Risk Committee.

Our Chief Risk Officer ("CRO"), who is a member of the Management Board, has Group-wide, supra-divisional responsibility for the management of all credit, market and operational risks as well as for the comprehensive control of risk, i.e., including liquidity risk, and continuing development of methods for risk measurement. In addition, the Chief Risk Officer is responsible for monitoring, analyzing and reporting risk on a comprehensive basis, including asset and liability gap, capital, liquidity, legal, compliance and regulatory risks, as well as other non-financial risks.

The CRO has direct management responsibility for the following risk management functions: Credit Risk Management, Market Risk Management, Operational Risk Management and Liquidity Risk Control.

These are established with the mandate to:

- Support that the business within each division is consistent with the risk appetite that the CaR has set within a framework established by the Management Board;
- Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit, market and liquidity risk limits;
- Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

Dedicated divisional Chief Risk Officers as well as regional Chief Risk Officers for Germany, for the Americas and for Asia-Pacific have been appointed to establish holistic risk management coverage. Since January 2016, along with Deutsche Bank's business divisions, the responsibilities of the divisional CROs have been aligned.

The heads of the aforementioned risk management functions as well as the regional and divisional Chief Risk Officers have a reporting line into the CRO.

In 2015 our 3LoD program concluded and ownership for maintenance and development of the 3LoD framework was transferred to ORM. The 3LoD program established Divisional Control Officers ("DCO") to strengthen capabilities across the 1st LoD as risk owners, while clarifying control accountabilities and enhanced standards across 2nd LoD control functions. A new non-financial Risk and Control Management framework and IT platform was established to manage the effectiveness of the control environment by the 1st and 2nd LoD and is currently being rolled out and further enhanced.

Several teams within the risk management functions cover overarching aspects of risk management. Their mandate is to provide an increased focus on holistic risk management and cross-risk oversight to further enhance our risk portfolio steering. Key objectives are to:

- Drive key strategic cross-risk initiatives and establish greater cohesion between defining portfolio strategy and governing execution, including regulatory adherence;
- Provide a strategic and forward-looking perspective on the key risk issues for discussion at senior levels within the bank (risk appetite, stress testing framework);
- Strengthen risk culture in the bank; and
- Foster the implementation of consistent risk management standards.

Since January 2016, these tasks have been consolidated into the newly created Enterprise Risk Management (ERM) function. ERM also sets the bank-wide risk management framework aimed at identifying and controlling risks across the institution within the agreed risk appetite.

Also since January 1, 2016, the second line of defence oversight for both the Group Data Management Office (GDMO) and the Chief Information Security Office (CISO) transferred to the Risk organization as well as Corporate Security & Business Continuity (CSBC), demonstrating our increased focus on holistic management of non-financial risks.

Our Finance, Risk and Group Audit functions operate independently of our business divisions. It is the responsibility of the Finance and Risk departments to quantify and verify the risk that we assume and maintain the quality and integrity of our risk-related data. Group Audit as our 3rd Line of Defence, independently examines, evaluates and reports on the adequacy of both the design and effectiveness of the systems of internal control including the risk management systems.

The integration of the risk management of our subsidiary Deutsche Postbank AG is promoted through harmonized processes for identifying, assessing, managing, monitoring, and communicating risk, the strategies and procedures for determining and safe guarding risk-bearing capacity, and corresponding internal control procedures. Key features of the joint governance are:

- Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk;
- Participation of voting members from Deutsche Bank from the respective risk functions in Postbank's key risk committees and vice versa for selected key committees; and
- Implementation of key Group risk policies at Postbank.

The key risk management committees of Postbank, in all of which Postbank's Chief Risk Officer or senior risk managers of Deutsche Bank are voting members, are:

- The Bank Risk Committee, which advises Postbank's Management Board with respect to the determination of overall risk appetite and risk and capital allocation;
- The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;
- The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank's banking and trading book and the management of liquidity risk;
- The Operational Risk Management Committee, which defines the appropriate risk framework as well as the limit allocation for the individual business areas; and
- The Model and Validation Risk Committee, which monitors validation of all rating systems and risk management models.

In 2014, the full integration of large clients was completed. These are now centrally managed on our credit platform and the regulator extended acceptance for the use of the joint model parameters for large cap corporate clients and financial institutions.

Following the announcement of Strategy 2020 at the end of April 2015 – in the context of which we intend to deconsolidate and sell Postbank and its subsidiaries – further system integration was halted. However, the achieved level of integration and joint risk management described above is planned to be maintained unchanged until Postbank ceases to be a part of Deutsche Bank Group.

In parallel, work has commenced to prepare the complete separation of Postbank sub-group. The principal precondition guiding all preparations for a separation is to maintain Postbank's continuous operational capability and its adherence to regulatory requirements at all times.

# Risk Culture

We seek to promote a strong risk culture throughout our organization. Our aim is to help reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. We actively take risks in connection with our business and as such the following principles underpin risk culture within our group:

— Risk is taken within a defined risk appetite;
— Every risk taken needs to be approved within the risk management framework;
— Risk taken needs to be adequately compensated; and
— Risk should be continuously monitored and managed.

Employees at all levels are responsible for the management and escalation of risks. We expect employees to exhibit behaviors that support a strong risk culture. To promote this our policies require that behavior assessment is incorporated into our performance assessment and compensation processes. We have communicated the following risk culture behaviors through various communication vehicles:

— Being fully responsible for our risks;
— Being rigorous, forward looking and comprehensive in the assessment of risk;
— Inviting, providing and respecting challenges;
— Trouble shooting collectively; and
— Placing Deutsche Bank and its reputation at the heart of all decisions.

To reinforce these expected behaviors and strengthen our risk culture, we conduct a number of group-wide activities. Our Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top. In addition, to drive staff understanding and knowledge of risk culture, a dedicated risk culture library of industry reports and articles has been established on DB's internal social media platform.

Throughout 2015, and into 2016, there has been increased focus on the effectiveness of training. Rather than introducing additional training modules, where feasible we are embedding new messages into existing courses to keep them up to date and timely, and to avoid 'learner overload'.

In addition, along with other measures to strengthen our performance management processes, we have designed and implemented a process to tie formal measurement of risk culture-related behaviors to our employee performance assessment, promotion and compensation processes. This process was first piloted in CB&S and GTB in 2010, and subsequently implemented in all divisions, with PBC International being the latest to have rolled out the process in July 2015. This process is designed to further strengthen employee accountability.

To aid with the holistic assessment of risk culture, 2015 saw the development of a Risk Culture Framework. The Framework defines the levers that contribute to the evolution of a strong risk culture, as well as the minimum criteria which should be met at Group and divisional level. 2016 will see the launch and application of this Framework across the Business.

Based on the newly developed Risk Culture Framework, a Risk Culture Annual Report was produced and presented to the Management Board as well as the Risk Committee of the Supervisory Board at the end of 2015. This forms part of DB's commitment to ensure senior management are informed with regards to the risk culture of the Bank.

# Risk Appetite and Capacity

Risk appetite expresses the level of risk that we are willing to assume within our risk capacity in order to achieve our business objectives, as defined by a set of minimum quantitative metrics and qualitative standards. Risk capacity is defined as the maximum level of risk we can assume in both normal and distressed situations before breaching regulatory constraints and our obligations to stakeholders.

Risk appetite is an integral element in our business planning processes via our Risk and Capital Demand Plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity and appetite constraints from both financial and non-financial risks. We leverage the stress testing process to test the compliance of the plan also under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

The Management Board reviews and approves our risk appetite and capacity on an annual basis, or more frequently in the event of unexpected changes to the risk environment, with the aim of ensuring that they are consistent with our Group's strategy, business and regulatory environment and stakeholders' requirements.

In order to determine our risk appetite and capacity, we set different group level triggers and thresholds on a forward looking basis and define the escalation requirements for further action. We assign risk metrics that are sensitive to the material risks to which we are exposed and which are able to function as key indicators of financial health. In addition to that, we link our risk and recovery management governance framework with the risk appetite framework. In detail, we assess a suite of metrics under stress (CRR/CRD 4 fully loaded Common Equity Tier 1 ("CET 1") ratio, Internal Capital Adequacy ("ICA") ratio, and Stressed Net Liquidity Position ("SNLP")) within the regularly performed benchmark and more severe group-wide stress tests and compare them to the Red-Amber-Green ("RAG") levels as defined in the table below.

Risk Appetite Thresholds for key metrics

| RAG levels | CRR/CRD 4 fully loaded CET 1 ratio | Internal capital adequacy | Stressed net liquidity position |
|---|---|---|---|
| Normal | > 8.5 % | > 140 % | > € 5 billion |
| Critical | 8.5 % – 5.5 % | 140 % – 120 % | € 5 billion – € 0 billion |
| Crisis | < 5.5 % | < 120 % | < € 0 billion |

Reports relating to our risk profile as compared to our risk appetite and strategy and our monitoring thereof are presented regularly up to the Management Board. Throughout the year 2015, our actual risk profile has remained in the normal levels as defined in the table above. In the event that our desired risk appetite is breached under either normal or stressed scenarios, a predefined escalation governance matrix is applied so these breaches are highlighted to the respective committees, and ultimately to the Chief Risk Officer and the Management Board. Amendments to the risk appetite and capacity must be approved by the Chief Risk Officer or the full Management Board, depending on their significance. In November 2015 as part of our annual risk appetite thresholds calibration exercise, we adjusted our normal and crisis level of CRR/CRD 4 fully loaded CET 1 ratio to >10 % and <7.25 % respectively. Furthermore, we enhanced the key metrics to include Liquidity Coverage Ratio (LCR) and Leverage Ratio (LR) with normal and crisis level of LCR set at >105 % and <100 % and LR (CRR/CRD 4 fully loaded) level at >3.2 % and <3.1 % respectively. All these changes are effective January 1, 2016.

# Risk and Capital Plan

## Strategic and Capital Plan

We conduct annually an integrated strategic planning process which lays out the development of our future strategic direction as a group and for our business areas/units. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates our long term strategic targets into measurable short to medium term financial targets and enables intra-year performance monitoring and management. Thereby we aim to identify optimal growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.

In a first phase – the top down target setting – our key targets for profit and loss (including revenues and costs), capital supply, and capital demand as well as leverage and funding and liquidity are discussed for the group and the key business areas. In this process, the targets for the next three years are based on our global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are approved by the Management Board.

In a second phase, the top-down objectives are substantiated bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; years two and three are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction. The bottom-up plans include targets for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to also consider stressed market conditions.

The resulting Strategic and Capital Plan is presented to the Board for discussion and approval. Following the approval of the Management Board, the final plan is presented to the Supervisory Board.

The Strategic and Capital Plan is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

- Balanced risk adjusted performance across business areas and units;
- High risk management standards with focus on risk concentrations;
- Compliance with regulatory requirements;
- Strong capital and liquidity position; and
- Stable funding and liquidity strategy allowing for the business planning within the liquidity risk appetite and regulatory requirements.

The Strategic and Capital Planning process allows us to:

- Set earnings and key risk and capital adequacy targets considering the bank's strategic focus and business plans;
- Assess our risk-bearing capacity with regard to internal and external requirements (i.e., economic capital and regulatory capital); and
- Apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits e.g. for regulatory capital demand, economic capital, and leverage exposures are derived from the Strategic and Capital Plan to align risk, capital and performance targets at all relevant levels of the organization.

All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving our externally communicated solvency targets ensures that we also comply with the

Group Supervisory Review and Evaluation Process requirements as articulated by our home supervisor. In December 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis at all times. Deutsche Bank's G-SIB buffer of currently 2.0 % is not included in the minimum level subject to a 4 year phase-in period.

## Internal Capital Adequacy Assessment Process

The Internal Capital Adequacy Assessment Process ("ICAAP") requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to maintain adequate capitalization on an ongoing and forward looking basis, i.e., internal capital supply to exceed internal capital demand (figures are described in more detail in the section "Internal Capital Adequacy").

We, at a Group level, maintain compliance with the ICAAP as required under Pillar 2 of Basel 3 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a Group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to help us maintain our adequate capitalization on an ongoing and forward looking basis are:

- A strategic planning process which aligns risk strategy and appetite with commercial objectives;
- A continuous monitoring process against approved risk, leverage and capital targets set;
- Regular risk, leverage and capital reporting to management; and
- An economic capital and stress testing framework which also includes specific stress tests to underpin our recovery monitoring processes.

## Stress testing

We have a strong commitment to stress testing performed on a regular basis in order to assess the impact of a severe economic downturn on our risk profile and financial position. These exercises complement traditional risk measures and represent an integral part of our strategic and capital planning process. Our stress testing framework comprises regular Group-wide stress tests based on internally defined benchmark and more severe macroeconomic global downturn scenarios. We include all material risk types into our stress testing exercises. The time-horizon of internal stress tests is generally one year and can be extended to multi-year, if required by the scenario assumptions. Our methodologies undergo regular scrutiny from internal experts as well as regulators to review whether they correctly capture the impact of a given stress scenario. These analyses are complemented by portfolio- and country-specific stress tests as well as regulatory requirements, such as annual reverse stress tests and additional stress tests requested by our regulators on group or legal entity level. Moreover, capital plan stress testing is performed to assess the viability of our capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. An integrated procedure allows us to assess the impact of ad-hoc scenarios that simulate potential imminent financial or geopolitical shocks.

The initial phase of our internal stress tests consists of defining a macroeconomic downturn scenario by dbResearch in cooperation with business specialists. dbResearch monitors the political and economic development around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly to reflect the impact on our business. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on our internal models framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type. These results are aggregated at the Group level, and key metrics such as the SNLP, the CET 1 ratio and ICA ratio under stress are derived. Stress testing results and the underlying scenarios are reviewed across risk types on various levels by senior managers within Risk, Finance and the business units. After comparing these results against our defined risk appetite, senior management decides on specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank. In 2015 we remained well capitalized within our internal stress testing program under various severe stress events. By choosing actions out of our pool of maintained recovery measures we would have been able to mitigate shortfalls under those stress scenarios directly. A reverse stress test is performed annually in order to challenge our business model to determine the severity of scenarios that would cause us to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario or idiosyncratic event and takes into account severe impacts of major risks on our results. Comparing the hypothetical macroeconomic scenario that would be necessary to result in our non-viability according to the reverse stress, to the current economic environment, we consider that the probability of occurrence of such a hypothetical macroeconomic scenario is extremely low. Given the extremely low probability of the reverse stress test scenario, we do not believe that our business continuity is at risk.

**Stress Testing Framework of Deutsche Bank Group**


Finance:
Capital plan
DB Research:
Scenario definition
Research defines scenario with several risk parameters such as FX, interest rates, growth, etc.
Risk Units:
Parameter translation
Scenario parameters are translated into risk-specific drivers
Risk Units:
Calculation engines
Teams run risk-specific calculation engines to arrive at stressed results
Central Function:
Calculation of aggregated impact
Calculation of aggregated stress impact based on capital plan for several metrics such as RWA, CET1, etc.
Central Function:
Comparison against risk appetite
Stress results are compared against risk appetite and in case of breaches mitigation actions are considered
Senior Management:
No action required
Senior Management:
Actions
Strategic decision on adequate risk mitigation or reduction from a catalogue of pre-determined alternatives

## Risk Reporting and Measurement Systems

Our risk data systems support regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational (including legal risk), business, reputational, liquidity risk, model risk and compliance risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data. Our risk management systems are reviewed by Group Audit following a risk-based audit approach.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group risk exposures are the following:

- Our Risk and Capital Profile is presented monthly to the CaR and the Management Board and is subsequently submitted to the Risk Committee of the Supervisory Board for information. It comprises an overview of the current risk, capital and liquidity status of the Group, also incorporating information on regulatory capital and internal capital adequacy.
- An overview of our capital, liquidity and funding is presented to the CaR by Group Capital Management and the Group Treasurer every month. It comprises information on key metrics including CRR/CRD 4 Common Equity Tier 1 capital and the CRR/CRD 4 leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.
- Results of the group-wide macroeconomic stress tests that are performed twice per quarter and/or more frequently are reported to and discussed at the PRC.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

## Recovery and Resolution Planning

The 2007/2008 financial crisis exposed banks and the broader financial market to unprecedented pressures. These pressures led to certain banks seeking significant support from their governments and to large scale interventions by central banks. The crisis also forced many financial institutions to significantly restructure their businesses and strengthen their capital, liquidity and funding bases. This crisis revealed that many financial institutions were insufficiently prepared for a fast-evolving systemic crisis and thus were unable to act and respond in a way that would avoid potential failure and prevent material adverse impacts on the financial system and ultimately the economy and society.

In response to the crisis, the Financial Stability Board (FSB) has published a list of global systemically important banks (G-SIBs) and has advised its member institutions to mandate and to support the development of recovery and resolution plans within G-SIBs. Corresponding legislation has been enacted or proposed, as the case may be, in several jurisdictions, including the member states of the European Union (EU), Germany, UK and the U.S. As we have been identified as one of the G-SIBs, we have developed the Group's recovery plan ('Recovery Plan') and submitted this to our relevant regulators. The Recovery Plan is updated at least annually to reflect changes in the business and the regulatory requirements.

The Recovery Plan prepares us to restore our financial strength and viability during an extreme stress situation. The Recovery Plan's more specific purpose is to outline how we can respond to a financial stress situation that would significantly impact our capital or liquidity position. Therefore it lays out a set of defined actions aimed to protect us, our customers and the markets and prevent a potentially more costly resolution event. In line with regulatory guidance, we have identified a wide range of recovery measures that will mitigate different types of stress scenarios. These scenarios originate from both idiosyncratic and market-wide events, which would have led to severe capital and liquidity impacts as well as impacts on our performance and balance sheet. The Recovery Plan, including its corresponding policy, is intended to enable us to effectively monitor, escalate, plan and execute recovery actions in the event of a crisis situation.

The Recovery Plan's key objective is to help us to recover from a crisis situation by selecting appropriate recovery actions to stay sufficiently capitalised and funded. This plan extends beyond our risk management framework and can be executed in extreme scenarios where crises may threaten our survival (i.e., substantial loss of capital or inability to access market liquidity when needed). The Management Board determines when the Recovery Plan has to be invoked and which recovery measures are deemed appropriate.

The Recovery Plan is designed to cover multiple regulations including those applicable to us in the EU under the Bank Recovery and Resolution Directive (as implemented in Germany) and the Single Resolution Mechanism Regulation as well as other key jurisdictions. Furthermore, the plan incorporates feedback from extensive discussions with our Supervisory authority and the Crisis Management Group (CMG), formed by key home and host authorities. We report to this CMG with the objective of enhancing preparedness for, and facilitating the management and resolution of a cross-border financial crisis affecting us. This CMG is also intended to cooperate closely with authorities in other jurisdictions where we have a systemic presence.

We are also working closely with our resolution authority to create a Group Resolution Plan for Deutsche Bank as set out in the Bank Recovery and Resolution Directive, the Single Resolution Mechanism Regulation and the German Recovery and Resolution Act ("Sanierungs- und Abwicklungsgesetz" or "SAG").

In addition, Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the implementing regulations issued by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation ("FDIC") require each bank holding company with assets of U.S.$ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the "Title I US Resolution Plan"). For foreign-based covered companies such as us, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, Deutsche Bank Trust Company Americas ("DBTCA"), one of our insured depository institutions ("IDIs") in the United States, became subject to the FDIC's final rule requiring IDIs with total assets of U.S.$ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure (the "IDI Plan" and, together with the Title I US Resolution Plan, the "US Resolution Plan") under the Federal Deposit Insurance Act (the "IDI Rule"). In 2014, we expanded our Title I US Resolution Plan to also be responsive to the IDI Rule requirements. In 2015, DBTCA prepared and submitted a separate IDI Plan.

The core elements of the US Resolution Plan are Material Entities ("MEs"), Core Business Lines ("CBLs"), Critical Operations ("COs") and, for purposes of the IDI Plan, Critical Services. The US Resolution Plan lays out the resolution strategy for each ME, defined as those entities significant to the activities of a CO or CBL and demonstrates how each ME, CBL and CO, as applicable, can be resolved in a rapid and orderly manner and without systemic impact on U.S. financial stability. The US Resolution Plan also discusses the strategy for continuing Critical Services in resolution. Key factors addressed in the US Resolution Plan include how to ensure:

- Continued access to services from other U.S. and non-U.S. legal entities as well as from third parties such as payment servicers, exchanges and key vendors;
- Availability of funding from both external and internal sources;
- Retention of key employees during resolution; and
- Efficient and coordinated close-out of cross-border contracts.

The US Resolution Plan is drafted in coordination with the U.S. businesses and infrastructure groups so that it accurately reflects the business, critical infrastructure and key interconnections.

# Risk and Capital Management

## Capital Management

Our Treasury function manages solvency, capital adequacy and leverage ratios at Group level and locally in each region. Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, limit setting for key financial resources, design of book equity allocation, and regional capital planning. We are fully committed to maintaining our sound capitalization both from an economic and regulatory perspective. We continously monitor and adjust our overall capital demand and supply in an effort to achieve the optimal balance of the economic and regulatory considerations at all times and from all perspectives. These perspectives include book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies.

Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments. Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

Our core currencies are Euro, US Dollar and Pound Sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in the other non-core currencies is largely hedged against foreign exchange swings. Treasury determines which currencies are to be hedged, develops suitable hedging strategies in close cooperation with Risk Management and finally executes these hedges.

# Resource Limit Setting

Key financial resources are influenced through following governance processes and incentives.

Target resource capacities are reviewed in our annual strategic plan in line with our CET 1 and Leverage Ratio ambitions. In a quarterly process, the Capital and Risk Committee approves divisional resource limits for Total Capital Demand and leverage exposure that are based on the strategic plan however account for market conditions and the short-term outlook. The limits are enforced through a close monitoring process and an excess mechanism.

During the reporting period, we have extended our methodology of internal capital allocation framework to acknowledge the growing importance of leverage requirements for the bank. Regulatory requirements are driven by the higher of CET 1 ratio (solvency) and leverage ratio (leverage) requirements. In terms of order for the internal capital allocation, solvency-based allocation comes first, then incremental leverage-driven allocation. The new methodology utilises a two step approach: Allocation of Average Active Equity solvency-based first until the externally communicated target of a 12.5 % CET 1 solvency ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then incremental leverage capital allocation based on pro-rata leverage exposure of divisions to satisfy the externally communicated target of a 4.5 % leverage ratio (CRR/CRD 4 calculated on a fully loaded basis). The allocation will be reviewed if the externally communicated targets for the CET 1 and leverage ratio should be adjusted. The new methodology also applies different rates for the cost of equity for each of the business segments, reflecting in a more differentiated way the earnings volatility of the individual business models. This enables improved performance management and investment decisions.

Regional capital plans covering the capital needs of our branches and subsidiaries across the globe are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. In developing, implementing and testing our capital and liquidity, we fully take such legal and regulatory requirements into account.

Further, Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation is intended to ensure that pension assets are aligned with pension liabilities, thus protecting our capital base.

# Risk Identification and Assessment

We face a variety of risks as a result of our business activities, these risks include credit risk, market risk, business risk, liquidity risk, operational risk, compliance risk, reputational risk and model risk as described in the following sections below. Our risk identification and assessment processes leverage intelligence across organisational levels and utilise existing information whenever possible. Operating processes are in place across the organisation to capture relevant measures and indicators. The core aim of all processes is to provide adequate transparency and understanding of the existing and emerging risk issues, and to ensure a holistic cross-risk perspective. We update the risk inventory at least once a year or at other times if needed, by running a risk identification and materiality assessment process in line with MaRisk.

To align with the Three Lines of Defense taxonomy, we categorize our material risks into financial risks and non-financial risks effective January 1, 2016. Financial risks comprise credit risk (including counterparty, country, product and industry risks), market risk (including non-trading, trading and traded default risk), liquidity risk, and business risk. Non-financial risks comprise operational risks and reputational risks with compliance risk, legal risk, model risk and information security risk captured in our operational risk framework. The aim is to have a better control environment over our material risks.

Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital for credit, market, operational and business risk to cover risks generated from our business activities taking into account diversification effects across those risk types. Furthermore, our economic capital framework implicitly covers additional risks, e.g. reputational risk and refinancing risk, for which no dedicated economic capital models exist. We exclude liquidity risk from economic capital and govern this in a dedicated liquidity risk management.

# Credit Risk Management

## Credit Risk Framework

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as "counterparties") exist, including those claims that we plan to distribute. These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), traded bonds and debt securities available for sale or our direct trading activity with clients (such as OTC derivatives like foreign exchange forwards and Forward Rate Agreements). Carrying values of equity investments are also disclosed in our Credit Risk section. We manage the respective positions within our market risk and credit risk frameworks.

Based on the annual risk identification and materiality assessment, credit risk contains four material categories, namely default risk, industry risk, country risk, and product risk.

- Default risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;
- Industry risk is the risk of adverse developments in the operating environment for a specific industry segment leading to deterioration in the financial profile of counterparties operating in that segment and resulting in increased credit risk across this portfolio of counterparties;
- Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention; and
- Product Risk captures product-specific credit risk of transactions that could arise with respect to specific borrowers. These take into account the likelihood of having an actual credit exposure at the time of a default, recovery expectations and the tenor of exposure. This category also includes "Settlement risk"; the risk that the settlement or clearance of a transaction may fail and arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default.

We measure, manage/mitigate and report/monitor our credit risk using the following philosophy and principles:

- Our credit risk management function is independent from our business divisions and in each of our divisions, credit decision standards, processes and principles are consistently applied.
- A key principle of credit risk management is client credit due diligence. Our client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.
- We aim to prevent undue concentration and tail-risks (large unexpected losses) by maintaining a diversified credit portfolio. Client, industry, country and product-specific concentrations are assessed and managed against our risk appetite.
- We maintain underwriting standards aiming to avoid large directional credit risk on a counterparty and portfolio level. In this regard we assume unsecured cash positions and actively use hedging for risk mitigation purposes. Additionally, we strive to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.

- Every new credit facility and every extension or material change of an existing credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor across our consolidated Group on a global basis, in line with regulatory requirements.
- We manage credit exposures on the basis of the "one obligor principle", under which all facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one group.
- We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio or covering workout clients. The credit coverage for assets transferred to the NCOU utilizes the expertise of our core credit organization.

## Measuring Credit Risk

Credit risk is measured by credit rating, regulatory and internal capital demand and key credit metrics mentioned below.

The credit rating is an essential part of the Bank's underwriting and credit process and builds the basis for risk appetite determination on a counterparty and portfolio level, credit decision and transaction pricing as well the determination of credit risk regulatory capital. Each borrower must be rated and each rating has to be reviewed at least annually. Ongoing monitoring of counterparties helps keep ratings up-to-date. There must be no credit limit without a credit rating. For each credit rating the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Different rating approaches have been established to best reflect the specific characteristics of exposure classes, including central governments and central banks, institutions, corporates and retail.

Counterparties in our non-homogenous portfolios are rated by our independent Credit Risk Management function. Country risk related ratings are provided by dbResearch.

Our rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 21-grade rating scale for evaluating the creditworthiness of our counterparties.

All of our rating methodologies, excluding Postbank, have to be approved by the Capital Methodology Committee ("CMC"), a sub-committee of the Regulatory Capital Committee, before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Regulatory approval may be required in addition. The methodology validation is performed independently of model development by Global Model Validation and Governance. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the CMC, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to CMC at the beginning of the calendar year and a status update is given on a quarterly basis.

For Postbank, responsibility for implementation and monitoring of internal rating systems effectiveness rests with Postbank's Risk Analytics unit and Postbank's validation committee, chaired by Postbank's Head of Credit Risk Controlling. All rating systems are subject to approval by Postbank's Bank Risk Committee chaired by the Chief Risk Officer. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Joint governance is ensured via a cross committee membership of Deutsche Bank senior managers joining Postbank committees and vice versa.

Besides the credit rating the key credit risk metric we apply for managing our credit portfolio, including transaction approval and the setting of risk appetite, are internal limits and credit exposures under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty's credit quality by reference to our internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting hedges and certain collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the Risk-Return characteristics of individual transactions and portfolios. Risk-Return metrics explain the development of client revenues as well as capital consumption. In this regard we also look at the client revenues with respect to the balance sheet consumption.

We measure the risk-weighted assets to determine the regulatory capital demand for credit risk using advanced, foundation and standard approaches of which advanced and foundation are approved by our regulator.

The advanced Internal Ratings Based Approach ("IRBA") is the most sophisticated approach available under the regulatory framework for credit risk and allows us to make use of our internal credit rating methodologies as well as internal estimates of specific other risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default ("PD"), the loss given default ("LGD") and the maturity ("M") driving the regulatory risk-weight and the credit conversion factor ("CCF") as part of the regulatory exposure at default ("EAD") estimation. For the majority of derivative counterparty exposures as well as securities financing transactions ("SFT"), we make use of the internal model method ("IMM") in accordance with CRR and SolvV to calculate EAD. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

We apply the foundation IRBA to the majority of our remaining foundation IRBA eligible credit portfolios at Postbank to the extent these have not been newly assigned to the advanced IRBA during 2015. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default ("PD") while the loss given default ("LGD") and the credit conversion factor ("CCF") are defined in the regulatory framework.

We apply the standardized approach to a subset of our credit risk exposures. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings. We assign certain credit exposures permanently to the standardized approach in accordance with Article 150 CRR. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

In addition to the above described regulatory capital demand, we determine the internal capital demand for credit risk via an economic capital model.

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in nondefault scenarios) are modeled by applying our own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the CRR. The alpha factor is identical with the one used for the risk-weighted assets calculation, yet subject to a lower floor of 1.0. For December 31, 2015 the alpha factor was calibrated to 1.13. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

# Managing and Mitigation of Credit Risk

## Managing Credit Risk on Counterparty Level

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institutions, corporates or private individuals) or economic area (i.e., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where there is a concern that the credit quality has deteriorated or appears likely to deteriorate to the point where they present a heightened risk of loss in default, the respective exposure is generally placed on a "watch list". We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. This also applies to settlement risk that must fall within limits pre-approved by CRM considering risk appetite and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

Credit authority is generally assigned to individuals as personal credit authority according to the individual's professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are adequate to the individual performance of the authority holder.

Where an individual's personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.

## Mitigation of Credit Risk on Counterparty Level

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants are applied in the following forms:

- Comprehensive and enforceable credit documentation with adequate terms and conditions.
- Collateral held as security to reduce losses by increasing the recovery of obligations.
- Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Credit Portfolio Strategies Group.
- Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it generally does not replace the necessity of high quality underwriting standards and a thorough assessment of the debt service ability of the borrower

We segregate collateral received into the following two types:

- Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfil its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (i.e., plant, machinery and aircraft) and real estate typically fall into this category.
- Guarantee collateral, which complements the borrower's ability to fulfil its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and risk participations typically fall into this category.

Our processes seek to ensure that the collateral we accept for risk mitigation purposes is of high quality. This includes seeking to have in place legally effective and enforceable documentation for realizable and measureable collateral assets which are evaluated regularly by dedicated teams. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. We have collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, we strive to avoid "wrong-way" risk characteristics where the borrower's counterparty risk is positively correlated with the risk of deterioration in the collateral value. For guarantee collateral, the process for the analysis of the guarantor's creditworthiness is aligned to the credit assessment process for borrowers.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG manages the residual credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio; the leveraged portfolio and the medium-sized German companies' portfolio within our Corporate Divisions of CB&S and GTB.

Acting as a central pricing reference, CPSG provides the respective CB&S and GTB Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

CPSG is concentrating on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name credit risk concentrations within the credit portfolio and
- to manage credit exposures by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

### Netting and Collateral Arrangements for Derivatives and Securities Financing Transactions

Netting is applicable to both exchange traded derivatives and OTC derivatives. Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

All exchange traded derivatives are cleared through central counterparties ("CCPs"), which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where available and to the extent agreed with our counterparties, we also use CCP clearing for our OTC derivative transactions. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") introduced mandatory CCP clearing for certain standardized OTC derivative transactions in 2013. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") will introduce mandatory CCP clearing for standardized OTC derivatives transactions; mandatory CCP clearing for certain interest rate derivatives will start on 21 June 2016. The rules and regulations of CCPs usually provide for the bilateral set off of all amounts payable on the same day and in the same currency ("payment netting") and thereby reducing our settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of our derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCP rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP's default ("close-out netting"), which reduced our credit risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the relevant CCP's close-out netting provisions.

In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our counterparts. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty's default, resulting in a single net claim owed by or to the counterparty. For parts of the derivatives business (i.e., foreign exchange transactions) we also enter into master agreements under which payment netting applies in respect to transactions covered by such master agreements, reducing our settlement risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into credit support annexes ("CSA") to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty's failure to honour a margin call. As with netting, when we believe the annex is enforceable, we reflect this in our exposure measurement.

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party's rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party's rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but may also apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of our credit rating please refer to table "Stress Testing Results" in the section "Liquidity Risk".

### Concentrations within Credit Risk Mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. We use a range of quantitative tools and metrics to monitor our credit risk mitigating activities. These also include monitoring of potential concentrations within collateral types supported by dedicated stress tests.

For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section "Maximum Exposure to Credit Risk".

## Managing Credit Risk on Portfolio Level

On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.

Our portfolio management framework supports a comprehensive assessment of concentrations within our credit risk portfolio in order to keep concentrations within acceptable levels.

### Industry Risk Management

To manage industry risk, we have grouped our corporate and financial institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an "Industry Batch report" is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks, analyses the risk/reward profile of the portfolio and incorporates an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.

The Industry Batch reports are presented to the CRM Portfolio Committee, a sub-committee of the Portfolio Risk Committee, which is a sub-committee of our Risk Executive Committee and Capital and Risk Committee, and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared with the approved sub-portfolio strategies. Regular overviews are prepared for the CRM Portfolio Committee to discuss recent developments and to agree on actions where necessary.

### Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Developed Markets countries (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a "Country Batch report" is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyse the risk/reward profile of the portfolio. Based on this, limits and strategies are set for countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Portfolio Risk Committee, pursuant to delegated authority, and by the Postbank Management Board for respective portfolios.

In our Country Limit framework, limits are established for counterparty credit risk exposures in a given country to manage the aggregated credit risk subject to country-specific economic and political events. These limits include exposures to entities incorporated locally as well as subsidiaries of foreign multinational corporations. Separate Transfer Risk limits are established which apply to any cross-border exposures (credit and trading) with our clients in above countries. Also, gap risk limits are set to control the risk of loss due to intra-country wrong-way risk exposure.

Beyond credit risk, our Country Risk Framework comprises Market Risk in trading positions in emerging markets and is set based on the P&L impact of potential stressed market events on these positions. Furthermore we take in consideration treasury risk comprising capital positions and exposure of Deutsche Bank entities in above countries (Funding, Margin or Guarantees) which are subject to limits given the transfer risk inherent in these cross-border positions.

Our country risk ratings represent a key tool in our management of country risk. They are established by the independent dbResearch function within Deutsche Bank and include:

- **Sovereign rating:** A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- **Transfer risk rating:** A measure of the probability of a "transfer risk event", i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention.
- **Event risk rating:** A measure of the probability of major disruptions in the market risk factors relating to a country (interest rates, credit spreads, etc.). Event risks are measured as part of our event risk scenarios, as described in the section "Market Risk Monitoring" of this report.

All sovereign and transfer risk ratings are reviewed, at least quarterly, by the Portfolio Risk Committee, although more frequent reviews are undertaken when deemed necessary.

### Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. Specific product limits are set in particular if a concentration of transactions of a specific type might lead to significant losses under certain cases. In this respect, correlated losses might result from disruptions of the functioning of financial markets, significant moves in market parameters to which the respective product is sensitive, macroeconomic default scenarios or other factors affecting certain credit products. Specific product limits can either be set with regards to exposure to certain industries or affecting the total credit portfolio. We manage credit related product limits within CB&S and GTB under a uniform framework .Exposures are monitored regularly; re-mediatory action is required in case of an excess of utilization over the approved limit.

A key focus is put on underwriting caps. These caps limit the combined risk for transactions where we underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities, meaning that we would have to hold more of the underlying risk for longer periods of time than originally intended. These underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. We dynamically hedge this credit spread risk to be within the approved market risk limit framework.

Furthermore, in our PBC businesses, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products. In Wealth Management, target levels are set for global concentrations along products as well as based on the liquidity of the underlying collateral.

# Market Risk Management

## Market Risk Framework

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

One of the primary objectives of Market Risk Management, a part of our independent Risk function, is to ensure that our business units do not expose us to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers ("the business units") and other control and support groups.

We distinguish between three substantially different types of market risk:

- Trading market risk arises primarily through the market-making activities of the CB&S Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
- Traded default risk arising from defaults and rating migrations relating to trading instruments.
- Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Market Risk Management governance is designed and established to promote oversight of all market risks, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk. Market risk managers identify market risks through active portfolio analysis and engagement with the business areas.

## Market Risk Measurement

We aim to accurately measure all types of market risks by a comprehensive set of risk metrics reflecting economic and regulatory requirements.

In accordance with economic and regulatory requirements, we measure market risks by several internally developed key risk metrics and regulatory defined market risk approaches.

## Trading Market Risk

Our primary mechanism to manage trading market risk is the application of our Risk Appetite framework of which the limit framework is a key component. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market Risk Management allocates this overall appetite to our Corporate Divisions and individual business units within CB&S (i.e., Structured Finance, Equities, etc.) based on established and agreed business plans. We also have business aligned heads within Market Risk Management to establish business limits, by allocating the limit down to individual portfolios or geographical regions.

Value-at-risk, economic capital and Portfolio Stress Testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, business-level stress testing and event risk scenarios.

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis.

# Internally developed Market Risk Models

## Value-at-Risk (VaR)

VaR is a quantitative measure of the potential loss (in value) of Fair Value positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been continually refined and approval has been maintained.

We calculate VaR using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported VaR. For regulatory purposes, which include the calculation of our capital requirements and risk-weighted assets, the holding period is ten days.

We use one year of historical market data as input to calculate VaR. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal or non-normal (t, skew-t, Skew-Normal). To determine our aggregated VaR, we use observed correlations between the risk factors during this one year period.

Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, funding spreads, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the VaR calculation.

For each business unit a separate VaR is calculated for each risk type, e.g. interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. For each risk type this is achieved by deriving the sensitivities to the relevant risk type and then simulating changes in the associated risk drivers. "Diversification effect" reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and revaluation approaches on grids.

The VaR measure enables us to apply a consistent measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using VaR estimates a number of considerations should be taken into account. These include:

- The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This "backward-looking" limitation can cause VaR to understate risk (as in 2008), but can also cause it to be overstated.
- Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.

- VaR does not indicate the potential loss beyond the 99th quantile.
- Intra-day risk is not reflected in the end of day VaR calculation.
- There may be risks in the trading book that are partially or not captured by the VaR model.

We are committed to the ongoing development of our internal risk models, and we allocate substantial resources to reviewing, validating and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks not in value-at-risk are monitored and assessed on a regular basis through our RNIV framework.

## Stressed Value-at-Risk

Stressed Value-at-Risk calculates a stressed value-at-risk measure based on a one year period of significant market stress. We calculate a stressed value-at-risk measure using a 99 % confidence level. The holding period is one day for internal purposes and ten days for regulatory purposes. Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e., characterized by high volatilities) is used as an input for the Monte Carlo Simulation.

The time window selection process for the stressed value-at-risk calculation is based on the identification of a time window characterized by high levels of volatility and extreme movements in the top value-at-risk contributors. The results from these two indicators (volatility and number of outliers) are combined using chosen weights intended to ensure qualitative aspects are also taken into account (i.e., inclusion of key crisis periods).

## Incremental Risk Charge

Incremental Risk Charge captures default and credit migration risks for credit-sensitive positions in the trading book. It applies to credit products over a one-year capital horizon at a 99.9 % confidence level, taking into account the liquidity horizons of individual positions or sets of positions. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9 % quantile of the portfolio loss distribution and for allocating contributory incremental risk charge to individual positions.

The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

## Comprehensive Risk Measure

Comprehensive Risk Measure captures incremental risk for the correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements. The comprehensive risk measure for the correlation trading portfolio is based on our own internal model.

We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of one year. Our model is applied to the eligible corporate correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and commonly traded index- and single-name credit default swaps.

Trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

For regulatory reporting purposes, the comprehensive risk measure represents the higher of the internal model spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardized approach securitization framework.

## Market Risk Standardized Approach

Market Risk Management monitors exposures and addresses risk issues and concentrations for certain exposures under the specific Market Risk Standardized Approach ("MRSA"). We use the MRSA to determine the regulatory capital charge for the specific market risk of trading book securitizations which fall outside the scope of the regulatory correlation trading portfolio.

We also use the MRSA to determine the regulatory capital charge for longevity risk as set out in CRR/CRD 4 regulations. Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk. Furthermore, certain types of investment funds require a capital charge under the MRSA. For risk management purposes, these positions are also included in our internal reporting framework.

## Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank's positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks: Portfolio stress testing, individual specific stress tests, Event Risk Scenarios, and also contributes to Group-wide stress testing

## Trading Market Risk Economic Capital (TMR EC)

Our trading market risk economic capital model - scaled Stressed VaR based EC (SVaR based EC) - comprises two core components, the "common risk" component covering risk drivers across all businesses and the "business-specific risk" component, which enriches the Common Risk via a suite of Business Specific Stress Tests (BSSTs). Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the Regulatory SVaR framework while BSSTs is desired to capture more product/business-related bespoke risks (e.g. complex basis risks) as well as higher order risks (e.g. for equity options) not captured in the common risk component.

## Traded Default Risk Economic Capital (TDR EC)

TDR captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. Single name concentration risk limits are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate (RR), and bond equivalent Market Value (MV), i.e. default exposure at 0 % recovery. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

## Trading Market Risk Reporting

Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk Committees receive risk information at a number of frequencies, including weekly or monthly.

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit excess reports for each asset class.

## Regulatory prudent valuation of assets carried at fair value

Pursuant to Article 34 CRR institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET 1 capital the amount of any additional value adjustments necessary.

We determined the amount of the additional value adjustments based on the methodology defined in the EBA final draft Regulatory Technical Standard.

We agreed with the ECB to apply this standard in our regulatory capital calculation from 30 September 2015.

At 31 December 2015 the amount of the additional value adjustments was € 1.9 billion.

Based on Article 159 CRR the total amount of general and specific credit risk adjustments and additional value adjustments for exposures that are treated under the Internal Ratings Based Approach for credit risk and that are in scope of the expected loss calculation may be subtracted from the total expected loss amount related to these exposures. Any remaining positive difference must be deducted from CET 1 capital pursuant to Article 36 (1) lit. d. CRR.

At 31 December 2015 the reduction of the expected loss from subtracting the additional value adjustments was € 0.6 billion, which partly mitigated the negative impact of the additional value adjustments on our CET 1 capital.

## Nontrading Market Risk

Nontrading market risk arises primarily from outside the activities of our trading units, in our banking book and from certain off-balance sheet items. Significant market risk factors the bank is exposed to and are overseen by risk management groups in that area are:

- Interest rate risk (including model risk from embedded optionality and from modeling behavioral assumptions for certain product types), credit spread risk, foreign exchange risk, equity risk (including investments in public and private equity as well as real estate, infrastructure and fund assets).
- Market risks from off-balance sheet items such as pension schemes and guarantees as well as structural foreign exchange risk and equity compensation risk.

### Interest Rate Risk in the Banking Book

The majority of our interest rate risk arising from nontrading asset and liability positions, with the exception of some entities and portfolios, has been transferred through internal transactions to the CB&S division. This internally transferred interest rate risk is managed on the basis of value-at-risk, as reflected in trading portfolio figures. The treatment of interest rate risk in our trading portfolios and the application of the value-at-risk model is discussed in the "Trading Market Risk" section of this document.

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the Deutsche AWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily. In addition, the Group holds selected positions managed by Treasury, where the measurement and reporting of interest rate risk is performed also daily. The global interest rate risk in the banking book is reported on a monthly basis.

The maximum negative change of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points floored by a rate of zero was less than 2 % of our total regulatory capital at December 31, 2015.

Our PBC, GTB and Deutsche AWM businesses are subject to risk of behavioral change with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

## Credit Spread Risk in the Banking Book

Deutsche Bank is exposed to credit spread risk of bonds held in the banking book. This risk category is closely associated with interest rate risk in the banking book.

## Foreign Exchange Risk

Foreign exchange risk arises from our nontrading asset and liability positions, denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within CB&S and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, therefore only residual risk remains in the portfolios. Small exceptions to above approach follow the general MRM monitoring and reporting process, as outlined for the trading portfolio.

The bulk of nontrading foreign exchange risk is related to unhedged structural foreign exchange exposure, mainly in our U.S., U.K. and China entities. Structural foreign exchange exposure arises from local capital (including retained earnings) held in the Bank's consolidated subsidiaries and branches and from investments accounted for at equity. Change in foreign exchange rates of the underlying functional currencies result in revaluation of capital and retained earnings and are recognized in other comprehensive income booked as Currency Translation Adjustments ("CTA").

The primary objective for managing our structural foreign exchange exposure is to stabilize consolidated capital ratios from the effects of fluctuations in exchange rates. Therefore the exposure remains unhedged for a number of core currencies with considerable amounts of risk-weighted assets denominated in that currency in order to avoid volatility in the capital ratio for the specific entity and the Group as a whole.

## Investment Risk

Nontrading market risk from investment exposure is predominantly the equity risk arising from our non-consolidated investment holdings in the banking book categorized into strategic and alternative investment assets.

Strategic investments typically relate to acquisitions made to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature.

## Pension Risk

Deutsche Bank is exposed to market risk from a number of defined benefit pension schemes for past and current employees. The ability of the pension schemes to meet the projected pension payments, is maintained through investments and ongoing plan contributions. Market risk materializes due to a potential decline in the market value of the assets or an increase in the liability of each of the pension plans. Market Risk Management monitors and reports all market risks both on the asset and liability side of our defined benefit pension plans including interest rate risk, inflation risk, credit spread risk, equity risk and longevity risk. For details on our defined benefit pension obligation see additional Note 35 "Employee Benefits".

## Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital, funding and liquidity risk management activities of our treasury department. Besides the structural foreign exchange capital hedging process this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in Deutsche AWM, primarily results from principal guaranteed funds or accounts, but also from co-investments in our funds.

## Nontrading market risk measurement.

Non-trading market risk economic capital is being calculated either by applying the standard traded market risk EC methodology (SVaR based EC model) or through the use of non-traded market risk models that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products.

# Operational Risk Management

## Operational Risk Framework

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It includes legal risk but excludes business and reputational risk.

In 2015, Deutsche Bank further enhanced its capabilities in Operational Risk Management ("ORM"), in conjunction with the Three Lines of Defence ("3LoD") Program. This included the increased clarification of the roles and responsibilities of the first and second line in managing operational risk, strengthening governance and delivery of improved tools to support risk identification and assessment. As of 2016 the responsibility for the 3LoD program resides at Group ORM.

Group Operational Risk Management (Group ORM) has responsibility for the design, implementation and maintenance *of the* Operational Risk Management Framework (ORMF) including the associated governance structures. Group ORM also has the responsibility for providing a cross-risk assessment and aggregation of risks to provide a holistic portfolio view of the non-financial risk profile of the Bank, which includes oversight of risk and control mitigation plans to return risk within risk tolerance, where required.

We take decisions to manage operational risks, both strategically as well as in day-to-day business. Four principles form the foundation of operational risk management at Deutsche Bank:

Operational Risk Principle I: Risk Owners have full accountability for their operational risks and have to manage against a defined risk specific appetite. Risk owners are defined to be: First LoD (CB&S, GTB, AWM, PBC, NCOU and first LoD Infrastructure Functions GTO, CS), for all of their operational risks and second LoD (Infrastructure Functions), for the operational risks that arise in their control processes.

Risk owners are accountable for managing all operational risks in their business/processes with an end-to-end process view, within defined operational risk specific appetite and for identifying, establishing and maintaining first level controls. In addition they mitigate identified and assessed risk within the risk specific appetite through remediation actions, insurance, risk acceptance or by ceasing/reducing business activities.

Divisional Control Officers ("DCO") support the Risk Owners. They are responsible for embedding the framework within the relevant business division or infrastructure function. They assess the first level controls effectiveness, monitor the aggregated risk profile and put the appropriate control and mitigating actions in place within the relevant division. The DCOs also establish appropriate governance forums to oversee the Operational Risk (OR) profile and support decision making.

Operational Risk Principle II: Risk Type Controllers (Second LoD control functions) establish the risk management framework and define specific Risk Appetite statements for the Risk Type they own and perform independent controls. Risk Type Controllers are independent second LoD control functions which control specific risk types as identified in the risk taxonomy. We are working towards full implementation of these responsibilities.

The Risk Type Controllers are responsible for establishing an effective risk management framework for the risk type, including setting and monitoring minimum control standards. They challenge, assess and report risks within their risk types and set the risk specific appetite in accordance with the Group's Risk Appetite statement. Risk Type Controllers monitor group-wide tolerances, perform second level controls, complementary to the first level controls and define the risk taxonomy for the risk type they own. Finally they establish independent non-financial risk governance, and prepare aggregated reporting into the Group Non-Financial Risk Executive Committee ("NFR ExCo").

Operational Risk Principle III: Group Operational Risk Management establishes and maintains the Group Operational Risk Management Framework. Group ORM develops and maintains the Group's framework, defining the roles and responsibilities for the management of operational risk across the bank and for defining the process to identify, assess, mitigate, monitor, report and escalate operational risks. Group ORM also maintains an operational risk taxonomy and oversees the completeness of coverage of risk types identified in the taxonomy by 2nd Line Control Functions. It also monitors execution and results of Deutsche Bank Group's Risk and Control Assessment process and operational risk concentrations.

Group ORM also provides independent challenge of the Group's operational risk profile providing independent risk views to facilitate forward looking management of the risks. The function independently monitors, reviews and assesses material risks and key controls at a divisional and infrastructure level across the Bank. It further monitors and reports on the Group's operational risk profile in comparison to the Bank's Group Risk Appetite, to systematically identify operational risk themes and concentrations, and to agree risk mitigating measures and priorities. To adhere to reporting requirements, Group ORM establishes reporting and escalating procedures up to the Management Board for risk assessment results and identified material control gaps, while informing Group Audit of material control gaps.

Operational Risk Principle IV: Group Operational Risk Management aims to maintain sufficient capital to underpin Operational Risk. Group ORM is accountable for the design, implementation and maintenance of an appropriate approach to determine a sufficient level of capital demand for Operational Risk for recommendation to the Management Board. To fulfil this requirement Group ORM is accountable for the calculation and allocation of Operational Risk Capital demand and Expected Loss planning under the Advanced Measurement Approach ("AMA") approach. Group ORM is also accountable for the execution of data input controls for the Operational Risk capital calculation and for the facilitation of the annual OR Capital budgeting and monthly review process.

## Organizational & Governance Structure

Group Operational Risk Management is part of the Group Risk function which is headed by the Chief Risk Officer ("CRO"). The CRO appoints the Head of Group Operational Risk Management.

Within Group ORM the Head of Group Operational Risk Management is accountable for the design, implementation and maintenance of an effective and efficient Group Operational Risk Management Framework.

The NFR ExCo, which is chaired by the Chief Risk Officer, is responsible for the oversight, governance and coordination of the Non-Financial Risk management in the Deutsche Bank Group on behalf of the Management Board by establishing a cross-risk and holistic perspective of the key Non-Financial Risks of the Group. The decision-making and policy related authorities include the review, advice and management in a diligent manner of all Non-Financial Risk issues which may impact the holistic / cross risk profile reported by a business division or infrastructure function.

The Regulatory Capital Committee ("RCC") has delegated parts of its authority for operational risk capital demand management to the AMA Committee ("AMAC") within defined limits. The AMAC is mandated to oversee the regulatory and economic capital process for operational risk. It aims to ensure adherence to regulatory requirements for the AMA model and its calculation process as well as their adherence to internal policies. The committee either directly approves, or endorses to the RCC for approval, all quantitative and qualitative changes impacting Deutsche Bank's regulatory or economic capital. Additionally, the committee oversees all relevant aspects of model risk for operational risk models.

While the day-to-day management of operational risk is the primary responsibility of our business divisions and infrastructure functions, Group ORM manages the cross divisional and cross regional operational risk as well as risk concentrations and promotes a consistent application of the ORMF across the bank. Through our business partnership model, we aim to maintain close monitoring and high awareness of operational risks.

## Managing Our Operational Risk

We manage operational risk using the Group Operational Risk Management framework which enables us to determine our operational risk profile in comparison to our risk tolerance, to systematically identify operational risk themes and concentrations, and to define risk mitigating measures and priorities.

In order to cover the broad range of risk types underlying operational risk, our framework contains a number of operational risk management techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risks:

- Loss Data Collection: The continuous collection of operational risk loss events, as a prerequisite for operational risk management, includes detailed analyses, the identification of mitigating actions, and provision of timely information to senior management. All losses above € 10,000 are collected in our incident reporting system ("dbIRS").
- The Lessons Learned process is triggered for events, including near misses, above € 500 thousand. This process includes, but is not limited to:
  - systematic risk analyses, including a description of the business environment in which the loss occurred, previous events, near misses and event-specific Key Risk Indicators ("KRI"),
  - root cause analysis,
  - review of control improvements and other actions to prevent or mitigate the recurrence, and
  - assessment of the residual risk exposure.

  The execution of corrective actions identified in this process are systematically tracked and reported monthly to senior management.

- Scenario Analyses: We complete our risk profile using a set of scenarios including relevant external cases provided by a public database and additional internal scenarios. We thereby systematically utilize information on external loss events occurring in the banking industry to prevent similar incidents from happening to us, for example through particular deep dive analyses or risk profile reviews.
- Emerging Risk Identification: We assess and approve the impact of changes on our risk profile as a result of new products, outsourcing activities, strategic initiatives, acquisitions and divestments as well as material systems and process changes. Once operational risks are identified and assessed, they are compared to the relevant specific risk appetite statement and either mitigated or accepted. Risks which violate applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.
- Read-across Analysis: We continuously seek to enhance the process to assess whether identified issues require a broader approach across multiple entities and locations within Deutsche Bank. A review of material findings is performed in order to assess their relevance to areas of the Bank other than where they originated. We are developing business intelligence software to identify risk clusters across the bank accessing various sources of information. We aim to increase our predictive analysis and clustering capabilities and to identify risk concentrations in a timely manner through the use of this tool.
- Risk Mitigation: When we implement risk mitigating measures, we systematically monitor their resolution. Residual operational risks rated significant or above need to be accepted by the risk bearing division and reviewed for decision by the Head of Group ORM.
- We perform Top Risk Analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process and aim to identify our most critical risks in terms of probability and severity.
- Key Risk Indicators are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. KRIs enable the monitoring of the bank's control culture and business environment and trigger risk mitigating actions. They facilitate the forward looking management of operational risks, based on early warning signals.
- In our bottom-up Self-Assessment ("SA") process, which is conducted at least annually, areas with high risk potential are highlighted, and risk mitigating measures to resolve issues are identified. On a regular basis we conduct risk workshops aiming to evaluate risks specific to local legal entities and the countries we operate in, and take appropriate risk mitigating actions. We are in the course of replacing this existing SA process by an enhanced Risk and Control Assessment process, supported by a group wide IT tool. We plan to substantially cover the Bank's nonfinancial operating units under this enhanced approach in 2016.

Additional functions, methodologies and tools implemented by the responsible second line Risk Type Controllers are utilized to complement the Group Operational Risk Framework and specifically address the risk types. These include but are not limited to:

- Legal Risk is a significant risk factor for DB, which as described in detail in the "Provisions" note of our Consolidated Financial Statements. A Legal Risk Management ("LRM") function within our Legal Depart-ment is exclusively dedicated to the identification and management of legal risk. It undertakes a broad variety of tasks aimed at proactively managing legal risk, including: devising, implementing and overseeing an annual Legal Risk Assessment Program analyzing existing and historic legal risks; agreeing and participating in resulting portfolio reviews and mitigation plans; and administering the Legal Lessons Learned process.
- The operational risk from outsourcing is managed by the Vendor Risk Management ("VRM") Process. The outsourcing risk is assessed and managed for all outsourcing arrangements individually, following our Vendor Risk Management Policy and in line with the overall Group Operational Risk Management Framework. A broad governance structure is established to promote appropriate risk levels.
- Fraud Risk is managed based on section 25a of the German Banking Act ("KWG") as well as other legal and regulatory requirements via a risk based approach, governed by our Global Anti-Fraud Policy and corresponding Compliance and Anti-Money-Laundering ("AML") framework. In line with regulatory requirements, a global risk assessment is performed on a regular basis. Within the general management of operational risks, dedicated Fraud Risk relevant aspects are part of the self-assessment process.

- We manage Business Continuity Risk with its Business Continuity Management ("BCM") Program which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program, each of our core businesses functions and infrastructure groups set up, maintain and periodically test business continuity plans to promote continuous and reliable service. The BCM Program has defined roles and responsibilities which are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Furthermore, key information on the established BCM control environment feed into operational risk KRIs.
- The Operational Risk in Technology is managed within the Group Technology Organization, following international standards for IT management. Applications and IT infrastructure are catalogued and assessed on a regular basis. Stability monitoring is established. Key outcomes of the established assessment and control environment are used as input for KRIs or self-assessments.

## Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital requirements for operational risk using the Advanced Measurement Approach (AMA) methodology. Our AMA capital calculation is based upon the loss distribution approach ("LDA"). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association (ORX) consortium data) and external scenarios from a public database (IBM OpData) complemented by internal scenario data are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). Our LDA model includes conservatism by recognizing losses on events that arise over multiple years as single events in our historical loss profile.

Moreover, we have submitted an additional model change request to our Germany supervisory authority BaFin to replace the € 1 billion regulatory capital safety margin, which we have continuously applied since its implementation in 2011. This change will make our model more risk sensitive by including reasonably possible litigation losses in our "Relevant Loss Data" set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team on these model enhancements is ongoing, management had decided to recognize the impact of material model changes in the second quarter 2014 wherever they will lead to an increase in the capital requirement over the models that have previously been approved by BaFin.

Within the LDA model, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level, covering expected and unexpected losses. Capital is then allocated to each of the business divisions after considering qualitative adjustments and expected loss.

The regulatory capital requirement for operational risk is derived from the 99.9 % percentile. The economic capital is set at a level to absorb at a 99.98 % percentile very severe aggregate unexpected losses within one year. Both regulatory and economic capital requirements are calculated for a time horizon of one year.

The Regulatory and Economic Capital demand calculations are performed on a quarterly basis. Group ORM aims to ensure that for the approach for capital demand quantification appropriate development, validation and change governance processes are in place, whereby the validation is performed by an independent validation function and in line with Deutsche Bank's model risk management process.

# Liquidity Risk Management

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs. The objective of the Group's liquidity risk management framework is to ensure that the Group can fulfil its payment obligations at all times and can manage liquidity and funding risks within its risk appetite. The framework considers relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2015.

## Liquidity Risk Management Framework

In accordance with the ECB's Supervisory Review and Evaluation Process (SREP), Deutsche Bank has implemented an annual Internal Liquidity Adequacy Assessment Process ("ILAAP"), which is reviewed and approved by the Management Board. The ILAAP provides comprehensive documentation of the Bank's Liquidity Risk Management framework, including: identifying the key liquidity and funding risks to which the Group is exposed; how these risks are identified, monitored and measured and describes the techniques and resources used to manage and mitigate these risks.

The Management Board defines the liquidity and funding risk strategy for the bank, as well as the risk appetite, based on recommendations made by the Capital and Risk Committee ("CaR"). At least annually the Management Board reviews and approves the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Treasury is mandated to manage the overall liquidity and funding position of the bank, with Liquidity Risk Control acting as an independent control function, responsible for the validation of Liquidity Risk models which are developed by Treasury, to measure and manage the Group's liquidity risk profile.

Treasury manages liquidity and funding, in accordance with the Management Board approved risk appetite across a range of relevant metrics, and implements a number of tools to monitor these and ensure compliance. In addition, Treasury works closely in conjunction with Liquidity Risk Control ("LRC"), and the business, to analyse and understand the underlying liquidity characteristics of the business portfolios. These parties are engaged in regular and frequent dialogue to understand changes in the bank's position arising from business activities and market circumstances. Dedicated business targets are allocated to ensure the Group meets its overall liquidity and funding appetite.

The Management Board is informed of performance against these risk appetite metrics, via a weekly Liquidity Scorecard. As part of the annual strategic planning process, we project the development of the key liquidity and funding metrics based on the underlying business plans to ensure that the plan is in compliance with our risk appetite.

## Capital Markets Issuance

Deutsche Bank has a wide range of funding sources, including retail and institutional deposits, unsecured and secured wholesale funding and debt issuance in the capital markets. Debt issuance, encompassing senior unsecured bonds, covered bonds as well as capital securities, is a key source of term funding for the Bank and is managed directly by Treasury. At least once a year Treasury submits an annual long-term Funding Plan to the Capital and Risk Committee for recommendation and then to the Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. Our capital markets portfolio is dynamically managed through our yearly issuance plans to avoid excessive maturity concentrations.

## Short-term Liquidity and Wholesale Funding

Deutsche Bank tracks all contractual cash flows from wholesale funding sources, on a daily basis, over a 12-month horizon. For this purpose, we consider wholesale funding to include unsecured liabilities raised primarily by Treasury Pool Management, as well as secured liabilities raised by our Markets Division. Our wholesale funding counterparties typically include corporates, banks and other financial institutions, governments and sovereigns.

The Group has implemented a set of Management Board approved limits to restrict DB's exposure to wholesale counterparties, which have historically shown to be the most susceptible to market stress. These wholesale funding limits are calibrated against monthly stress-testing results, to ensure the Group remains liquid under our most severe stress scenario, even if limits are fully utilized.

The wholesale funding limits are monitored daily, and apply to the total combined currency amount of all wholesale funding currently outstanding, both secured and unsecured with specific tenor limits covering the first 8 weeks. Our Liquidity Reserves are the primary mitigant against potential stress in short-term wholesale funding market.

The tables starting on page 184 show the contractual maturity of our short-term wholesale funding and capital markets issuance.

## Liquidity Stress Testing and Scenario Analysis

Global liquidity stress testing and scenario analysis is one of the key tools for measuring liquidity risk and evaluating the Group's short-term liquidity position within the liquidity framework. It complements the intraday operational liquidity management process and the long-term liquidity strategy, represented by the Funding Matrix.

Our global liquidity stress testing process is managed by Treasury in accordance with the Management Board approved risk appetite. Treasury is responsible for the design of the overall methodology, including the definition of the stress scenarios, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into model results. Liquidity Risk Control Oversight and Validation ("LRC O&V") are responsible for the independent validation of methodologies and Liquidity Risk Control Reporting and Analytics ("LRC R&A") for implementing these methodologies in conjunction with Treasury and IT. LRC R&A is also responsible for the stress test calculation.

We use stress testing and scenario analysis to evaluate the impact of sudden and severe stress events on our liquidity position. The scenarios we apply are based on historic events, such as the 2008 financial markets crisis.

Deutsche Bank has selected five scenarios to calculate the Group's stressed Net Liquidity Position ("sNLP"). These scenarios capture the historical experience of Deutsche Bank during periods of idiosyncratic and/or market-wide stress and are assumed to be both plausible and sufficiently severe as to materially impact the Group's liquidity position. A global market crisis, for example, is covered by a specific stress scenario (systemic market risk) that models the potential consequences as seen, e.g., during the recent financial crisis. Additionally, we have introduced regional market stress scenarios. Under each of the scenarios we assume a high degree of maturing loans to non-wholesale customers is rolled-over, to support our business franchise. Wholesale funding, from the most risk sensitive counterparties (including banks, and money-market mutual funds) is assumed to roll-off at contractual maturity or even be bought back, in the acute phase of the stress.

In addition, we include the potential funding requirements from contingent liquidity risks which might arise, including credit facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger.

We then model the actions we would take to counterbalance the outflows incurred. Countermeasures include our Liquidity Reserves and asset liquidity from other unencumbered securities.

Stress testing is conducted at a global and individual legal entity level and across significant non-eurozone currencies, in particular, U.S. dollar and GBP as the major non-EUR funding currencies. We review our stress-testing assumptions on a regular basis and have increased the severity of a number of these assumptions throughout the course of 2015.

We run the liquidity stress test over an eight-week horizon, which we consider the most critical time span in a liquidity crisis, and apply the relevant stress assumptions to risk drivers from on-balance sheet and off-balance sheet products on a daily basis. Beyond the eight week time horizon, we analyze the impact of a more prolonged stress period, extending to twelve months. This stress testing analysis is performed monthly.

Our internal risk appetite is to maintain a surplus of at least € 5 billion throughout the 8 week stress horizon under all scenarios for our monthly aggregate currency stress test.

The table on page 181 shows the results of our internal liquidity stress test under the various different scenarios.

## Liquidity Coverage Ratio

In addition to our internal stress test result, the Group has a Management Board approved risk appetite for the Liquidity Coverage Ratio ("LCR"). Finalized by the Basel Committee in January 2013, the LCR is intended to promote the short-term resilience of a bank's liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets ("HQLA") that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR was required in Europe from October 1, 2015. The Liquidity Coverage Ratio is subject to a transitional phase-in period, which started at 60 % on October 1, 2015, rising to 70 % from January 1, 2016, 80 % in 2017 and 100 % in 2018.

The LCR complements the internal stress testing framework. By maintaining a ratio in excess of minimum regulatory requirements, the LCR ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.

Our internal risk appetite is to maintain a LCR ratio of at least 105 %.

Key differences between the liquidity stress test and LCR include the time horizon (eight weeks versus 30 days), classification and haircut differences between Liquidity Reserves and the LCR HQLA, outflow rates for various categories of funding, and inflow assumption for various assets (for example, loan repayments).Our liquidity stress test also includes outflows related to intraday liquidity assumptions, which the LCR excludes.

## Funding Risk Management

### Structural Funding

Deutsche Bank's primary tool for monitoring and managing funding risk is the Funding Matrix. The Funding Matrix assesses the Group's structural funding profile for the greater than one year time horizon. To produce the Funding Matrix, all funding-relevant assets and liabilities are mapped into time buckets corresponding to their contractual or modeled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures.

The liquidity maturity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity maturity profile, it is replaced by modelling assumptions. Short-term balance sheet items (<1yr) or matched funded structures (asset and liabilities directly matched with no liquidity risk) can be excluded from the term analysis.

The bottom-up assessment by individual business line is combined with a top-down reconciliation against the Group's IFRS balance sheet. From the cumulative term profile of assets and liabilities beyond 1 year, any long-funded surpluses or short-funded gaps in the Group's maturity structure can be identified. The cumulative profile is thereby built up starting from the above 10 year bucket down to the above 1 year bucket.

The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital markets issuance plan establishes issuing targets for securities by tenor, volume and instrument. We also maintain a stand-alone U.S. dollar and GBP funding matrix which limits the maximum short position in any time bucket (>1 year to >10 years) to € 10 billion and € 5 billion respectively. This supplements the risk appetite for our aggregate currency funding matrix which requires us to maintain a positive funding position in any time bucket (>1 year to > 10 years).

## Net Stable Funding Ratio

The Net Stable Funding Ratio was proposed as part of Basel 3, as the regulatory metric for assessing a bank's structural funding profile. The NSFR is intended to reduce medium to long-term funding risks by requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held).

Although the NSFR is scheduled to become a minimum standard internationally, by January 1, 2018, the ratio is subject to national implementation. In Europe, rules on the NSFR are due to be finalized by the European Commission, in the form of a Legislative Proposal due at the end of 2016. Therefore, for European banks, the final format of the ratio and associated implementation timeframe has not yet been confirmed.

We are currently in the process of assessing the impacts of the NSFR, and would expect to formally embed this metric within our overall liquidity risk management framework, once the relevant rules and timing within Europe have been finally determined.

## Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources come from capital markets and equity, retail, and transaction banking clients. Other customer deposits and secured funding and shorts are additional sources of funding. Unsecured wholesale funding represents unsecured wholesale liabilities sourced primarily by our Treasury Pool division. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To promote the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe. In addition, we have established a program for the purposes of issuing Covered Bonds under Spanish law (Cedulas).

Unsecured wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year.

To avoid any unwanted reliance on these short-term funding sources, and to promote a sound funding profile, which complies with the defined risk appetite, we have implemented limits (across tenors) on these funding sources, which are derived from our monthly stress testing analysis. In addition, we limit the total volume of unsecured wholesale funding to manage the reliance on this funding source as part of the overall funding diversification.

The chart on page 178 shows the composition of our external funding sources that contribute to the liquidity risk position, both in EUR billion and as a percentage of our total external funding sources.

## Funds Transfer Pricing

The funds transfer pricing framework applies to all businesses and regions and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Deutsche Bank's funds transfer pricing framework reflects regulatory principles and guidelines. Within this framework all funding and liquidity risk costs and benefits are allocated to the firm's business units based on market rates. Those market rates reflect the economic costs of liquidity for Deutsche Bank. Treasury might set further financial incentives in line with the bank's liquidity risk guidelines. While the framework promotes a diligent group-wide allocation of the bank's funding costs to the liquidity users, it also provides an incentive based compensation framework for businesses generating stable long-term and stress compliant funding. Funding relevant transactions are subject to liquidity (term) premiums and/or other funds transfer pricing mechanisms depending on market conditions. Liquidity premiums are set by Treasury and reflected in a segregated Treasury liquidity account which is the aggregator of liquidity costs and benefits. The management and allocation of the liquidity account cost base is the key variable for funds transfer pricing within Deutsche Bank.

## Liquidity Reserves

Liquidity reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets.

The volume of our liquidity reserves is a function of our expected daily stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable within the Group, or can be applied against local entity stress outflows. We hold the vast majority of our liquidity reserves centrally, at our parent and our foreign branches with further reserves held at key locations in which we are active. While we hold our reserves across major currencies, their size and composition are subject to regular senior management review.

## Asset Encumbrance

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. We generally encumber loans to support long-term capital markets secured issuance such as Pfandbriefe or other self-securitisation structures, while financing debt and equity inventory on a secured basis is a regular activity for our Global Markets business. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

# Business (Strategic) Risk Management

Strategic Risk is the risk of a potential earnings downside due to revenues and/or costs underperforming plan targets. Strategic Risk may arise from poor strategic positioning, failure to execute strategy or lack of effective responses to material negative plan deviations caused by either external or internal factors (including macro, financial and idiosyncratic drivers). Strategic Risk has been defined as part of overall Business Risk.

The key aim of Strategic Risk Management is to strengthen the bank's earnings resilience and protect it against undue earnings volatility to support overall risk appetite targets (especially CET 1 ratio and Leverage Ratios). We aim to achieve this by identifying, assessing, limiting, mitigating and monitoring key strategic risks.

Currently, the modelling and quantitative measurement of Strategic Risk is primarily covered by our internal economic capital (EC) framework. In 2016, we will implement a comprehensive framework to manage Strategic Risk.

# Reputational Risk Management

Within our risk management process, we define reputational risk as the risk of possible damage to DB's brand and reputation, and the associated risk to earnings, capital or liquidity, arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with DB's values and beliefs.

Our reputational risk is governed by the Reputational Risk Framework (the Framework). The Framework was established to provide consistent standards for the identification, assessment and management of reputational risk issues. While every employee has a responsibility to protect DB's reputation, the primary responsibility for the identification, assessment, management, monitoring and, if necessary, referring or reporting, of reputational risk matters lies with DB's Business Divisions. Each employee is under an obligation, within the scope of his/her activities, to be alert to any potential causes of reputational risk and to address them according to the Framework.

If a potential reputational risk is identified, it is required to be referred for further consideration within the Business Division through their Unit Reputational Risk Assessment Process. In the event that a matter is deemed to carry a material reputational risk and/or meets one of the mandatory referral criteria, it must be referred through to one of the four Regional Reputational Risk Committees (RRRCs) for further review as the 2nd line of defence. The RRRCs are sub-committees of the Group Reputational Risk Committee (GRRC) and are responsible for the oversight, governance and coordination of the management of reputational risk in their respective regions of Deutsche Bank on behalf of the Management Board. In exceptional circumstances, matters can also be referred by the RRRCs to the GRRC.

The modelling and quantitative measurement of reputational risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

# Model Risk Management

Model Risk is the risk of possible adverse consequences of decisions based on models that are inappropriate, incorrect, or misused. In this context, a model is defined as a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates.

A new Model risk function was established in 2014, aggregating all core model risk management activities across the bank into one independent function:

- Model validation provides independent validation of the methodological aspects of models. The key objectives of model validation are to verify that models are performing as expected, in line with their design objectives and business uses, and to aim to ensure that models are logically and conceptually sound and assess the appropriateness and accuracy of the implementation methodology;
- Model risk governance supports establishment of a front-to-back model risk management framework which includes defining common standards for model development, usage and validation; identification and remediation of issues and inconsistencies in modeling; and maintenance of a bank-wide model inventory; and
- Key senior management forums to address model risk are the Group Model Risk Management Committee ("GMRMC") and the Pricing Model Risk Management Committee ("PMRMC"). Both are subcommittees of the CaR and act on behalf of the Management Board. The PMRMC is responsible for management and oversight of model risk from valuation models (front office models that are used for official pricing and risk management of trading positions). The GMRMC is responsible for management and oversight of model risk from risk and capital models.

The modeling and quantitative measurement of model risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

# Compliance Risk Management

Compliance Risk is defined as the current or prospective risk to earnings and capital arising from violations or non-compliance with laws, rules, regulations, agreements, prescribed practices or ethical standards and can lead to fines, damages and/ or the voiding of contracts and can diminish an institution's reputation.

Compliance manages this risk through the following:

- Identifying material rules and regulations where non-compliance could lead to endangerment of the Bank's assets (supported by the bank's business divisions, infrastructure functions or Regional Management);
- Advising and supporting the Management Board concerning the adherence to material rules and regulations as well as acting to implement effective procedures for compliance with applicable material rules and regulations, and the setup of the corresponding controls;
- Monitoring the coverage of new or changed material rules and regulations by our business divisions, infrastructure functions or Regional Management including potential implementation plans for appropriate controls. Compliance is not explicitly requested to run its own monitoring programs but has the right to carry out monitoring activities;
- Assessing the coverage of all existing material rules and regulations by the bank's business divisions, infrastructure functions or Regional Management and existence of a corresponding control environment; and
- Reporting to the Management and Supervisory Boards on at least an annual basis and on an ad hoc basis.

The modeling and quantitative measurement of compliance risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

# Insurance Specific Risk Management

Our exposure to insurance risk relates primarily to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions and Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risk that has been classified as material risk. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks:

- Longevity risk: the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products;
- Mortality and morbidity risks: the risks of a higher or lower than expected number of death or disability claims on insurance products and of an occurrence of one or more large claims;
- Expenses risk: the risk that policies cost more or less to administer than expected; and
- Persistency risk: the risk of a higher or lower than expected percentage of lapsed policies.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

# Risk Concentration and Risk Diversification

## Risk Concentrations

Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational, liquidity and other risks) as well as across different risk types (inter-risk concentrations). They could occur within and across counterparties, businesses, regions/countries, industries and products. The management of concentrations is integrated as part of the management of individual risk types and monitored on an ongoing basis. The key objective is to avoid any undue concentrations in the portfolio, which is achieved through a quantitative and qualitative approach, as follows:

- Intra-risk concentrations are assessed, monitored and mitigated by the individual risk disciplines (credit, market, operational, liquidity risk management and others). This is supported by limit setting on different levels and/or management according to risk type.
- Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations throughout 2015 was the Portfolio Risk Committee (PRC), which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

## Risk Type Diversification Benefit

The risk type diversification benefit quantifies diversification effects between credit, market, operational and strategic risk in the economic capital calculation. To the extent correlations between these risk types fall below 1.0, a risk type diversification benefit results. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way.

# Risk and Capital Performance

## Capital and Leverage Ratio

### Regulatory Capital

The calculation of our regulatory capital incorporates the capital requirements following the "Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms" (Capital Requirements Regulation or "CRR") and the "Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms" (Capital Requirements Directive 4 or "CRD 4") as implemented into German law. The information in this section as well as in the section "Development of risk-weighted Assets" is based on the regulatory principles of consolidation.

When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term "CRR/CRD 4 fully loaded". In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100 %. In these cases, our CRR/CRD 4 fully loaded methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act ("Kreditwesengesetz" or "KWG"). Therein not included are insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also "solvency margin") calculation under the German Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

The total regulatory capital pursuant to the effective regulations as of year-end 2015 comprises Tier 1 and Tier 2 (T2) capital. Tier 1 capital is subdivided into Common Equity Tier 1 (CET 1) capital and Additional Tier 1 (AT1) capital.

Common Equity Tier 1 (CET 1) capital consists primarily of common share capital (reduced by own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to regulatory adjustments (i.e. prudential filters and deductions). Prudential filters for CET 1, according to Articles 32 to 35 CRR, include (i) securitization gain on sale, (ii) cash flow hedges and changes in the value of own liabilities, and (iii) additional value adjustments. CET 1 capital deductions comprise (i) intangible assets, (ii) deferred tax assets that rely on future profitability, (iii) negative amounts resulting from the calculation of expected loss amounts, and (iv) net defined benefit pension fund assets, (v) reciprocal cross holdings in the capital of financial sector entities, (vi) significant and non-significant investments in the capital (CET 1, AT1, T2) of financial sector entities above certain thresholds. All items not deducted (i.e. amounts below the threshold) are subject to risk-weighting.

Additional Tier 1 (AT1) capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1, and during the transitional period grandfathered instruments eligible under earlier frameworks. To qualify as AT1 under CRR/CRD 4 instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements (perpetual with no incentive to redeem; institution must have full dividend/coupon discretion at all times, etc.).

Tier 2 (T2) capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated T2. To qualify as T2 capital instruments or subordinated debt must have an original maturity of at least five years. Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during transitional period and are phased out from 2013 to 2022 with their recognition capped at 70 % in 2015 and the cap decreasing by 10 % every year.

## Capital Instruments

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations for 2014 as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until the 2015 Annual General Meeting (May 21, 2015), we purchased 25.6 million shares. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.2 million as of the 2015 Annual General Meeting.

Our Management Board received approval from the 2015 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. We have received approval from the BaFin for share buybacks for 2015 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until December 31, 2015, 20.7 million shares have been purchased, of which 4.7 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.3 million as of December 31, 2015. For 2016, we have received approval from the ECB for share buybacks according to new CRR/CRV 4 rules up to a maximum amount of 28 million shares.

Until the 2015 Annual General meeting, the authorized capital available to the Management Board was € 257 million (100 million shares). The conditional capital stood at € 486 million (190 million shares). Moreover, the 2014 Annual General Meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

New authorized capital of € 1,760 million (688 million shares) replacing old authorizations has been approved by the 2015 Annual General Meeting and the new authorizations have been legally registered. The conditional capital remains unchanged at € 486 million (190 million shares).

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For December 31, 2015, this resulted in eligible Additional Tier 1 instruments of € 11.1 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 6.5 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). Eight Hybrid Tier 1 capital instruments with a notional of € 4.7 billion and an eligible equivalent amount of € 4.4 billion have been called in 2015. € 5.9 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

On February 17, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of € 1.25 billion. The notes pay a coupon of 2.75 %, have a denomination of € 1,000 and are due February 17, 2025. They were issued in transactions outside of the United States not subject to the registration requirements of the Securities Act of 1933, as amended, and were not offered or sold in the United States.

On April 1, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of U.S.$ 1.50 billion. The notes pay a coupon of 4.50 %, have a denomination of U.S.$ 200,000 and integral multiples of U.S.$ 1,000 in excess thereof and are due April 1, 2025. They were issued as transactions under the registration requirements of the US Securities Act of 1933.

Furthermore, we issued new callable fixed to fixed reset rate subordinated Tier 2 notes with an aggregate amount of CNY 1.41 billion on April 10, 2015. The notes have a denomination of CNY 1,000,000 and are due April 10, 2025. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

The total of our Tier 2 capital instruments as of December 31, 2015 recognized during the transition period under CRR/CRD 4 was € 6.6 billion. As of December 31, 2015, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 8.0 billion. Four Tier 2 capital instruments with a notional of € 0.7 billion and an eligible equivalent amount of € 0.2 billion have been called in 2015.

## Minimum capital requirements and additional capital buffers

The CET 1 minimum capital requirements applicable to the Group increased from 4 % of risk-weighted assets (RWA) in 2014 to 4.5 % of RWA from 2015 onwards. The total capital requirement of 8 % demands further resources that may be met with up to 1.5 % AT1 capital and up to 2 % Tier 2 capital from 2015 onwards.

Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. We complied with the regulatory capital adequacy requirements in 2015. Our subsidiaries which were not included in our regulatory consolidation due to their immateriality did not have to comply with own minimum capital standards in 2015.

In addition to these minimum capital requirements, the following capital buffer requirements will be phased-in starting 2016 (other than the systemic risk buffer, if any, which is not subject to any phase-in) and will become fully effective from 2019 onwards. The buffer requirements must be met in addition to the minimum capital requirements, but can be drawn down in times of economic stress.

In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with the Deutsche Bundesbank resulting in a G-SII buffer requirement of 2 % CET 1 capital of RWA in 2019. This is in line with the Financial Stability Board (FSB) assessment of systemic importance based on the indicators as published in 2014. The additional buffer requirement of 2 % for G-SIIs will be phased in starting 2016 with 0.5 %. We will continue to publish our indicators on our website.

The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD 4 and equals a requirement of 2.5 % CET 1 of RWA. The additional buffer requirement of 2.5 % will be phased in starting 2016 with 0.625 %.

The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system wide risk. It may vary between 0 % and 2.5 % CET 1 of RWA by 2019. In exceptional cases, it could also be higher than 2.5 %. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. No institution-specific countercyclical buffer applied to Deutsche Bank in 2015. The countercyclical capital buffer is expected to be insignificant in 2016.

In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5 % CET 1 of RWA. It is to be noted that unless certain exceptions apply only the higher of the systemic risk buffer and the G-SII buffer must be applied. As of year-end 2015, no systemic risk buffer applied to Deutsche Bank.

The following graph gives an overview of the different minimum capital requirements and capital buffer requirements:

Overview total capital requirements and capital buffers

Capital requirements in % of RWA


20
15
10
5
0
8.0
4.0
2.0
2.0
2013
8.0
2.5
1.5
4.0
2014
13.0
5.0
2.0
1.5
4.5
2015
14.75
5.0
0.625
0.625
0.5
2.0
1.5
4.5
2016
16.5
5.0
1.25
1.25
1.0
2.0
1.5
4.5
2017
18.25
5.0
1.875
1.875
1.5
2.0
1.5
4.5
2018
20.0
5.0
2.5
2.5
2.0
2.0
1.5
4.5
2019
Usually only higher of
Systemic risk buffer (0-5%)(no phase-in)
Institution-specific countercyclical capital buffer (0-2.5%)
Capital conservation buffer
G-SII buffer (1-2.5%) (currently 2%)
Tier 2 capital
Additional Tier 1 capital
Common Equity Tier 1 capital

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10.00 % (on a phase-in basis) going forward. On December 4, 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis under applicable transitional rules under CRR/CRD 4 at all times. This requirement includes the capital conservation buffer, but does not include all other buffers (e.g. the G-SII buffer).

Consequently, in December 2015 our SREP CET 1 requirements amounted to 10.25 %. Considering the phasing of the G-SII buffer but not the countercyclical buffer, our 2016 SREP CET 1 requirements increase to 10.75 %.

Distribution of daily income of our trading units in 2015

Days


30
20
10
0
in € m.
Below (50)
(50) to (45)
(45) to (40)
(40) to (35
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

Our trading units achieved a positive revenue for 91 % of the trading days in 2015 compared with 95 % in the full year 2014.

# Nontrading Market Risk Exposures

## Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios.

| | Carrying value | | Economic capital usage | |
|---|---|---|---|---|
| in € m. | Dec 31, 2015 | Dec 31, 2014 | Dec 31, 2015 | Dec 31, 2014 |
| Strategic investments | 829 | 4,051 | 332 | 1,676 |
| Alternative assets | 6,363 | 3,414 | 2,764 | 1,171 |
| Principal investments | 1,735 | 1,900 | 504 | 902 |
| Other nonstrategic investment assets | 4,627 | 1,514 | 2,260 | 269 |
| Other nontrading market risks[1] | N/M | N/M | 9,782 | 7,051 |
| Interest rate risk | N/M | N/M | 2,057 | 1,683 |
| Credit spread risk | N/M | N/M | 1,654 | 319 |
| Equity compensation risk | N/M | N/M | 405 | (237) |
| Pension risk | N/M | N/M | 828 | 1,189 |
| Structural foreign exchange risk | N/M | N/M | 3,183 | 2,672 |
| Guaranteed funds risk | N/M | N/M | 1,655 | 1,425 |
| Total nontrading market risk portfolios | 7,192 | 7,465 | 12,878 | 9,898 |

N/M – Not meaningful
[1] N/M – Indicates that the risk is mostly related to off-balance sheet and liabilities items.

The total economic capital figures do take into account diversification benefits between interest rate & credit spread risks, equity compensation risk, pension risk and structural foreign exchange risk.

- **Strategic investments.** Economic capital usage decreased significantly mainly driven by the reclass of our participation in Hua Xia Bank Company Limited to Non Strategic Investments.
- **Alternative assets.** The nontrading market risk economic capital increased during 2015 mainly driven from the re-classification of Hua Xia Bank to Non Strategic Investments. Further increases were driven by methodology enhancements as the alignment of the Investment Risk EC model to the standard market risk SVAR based EC model.

- **Other nontrading market risks:**
  - **Interest rate risk.** Besides the allocation of economic capital to outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates ("DRE") and volatility of deposit balances. Economic capital is derived by stressing modelling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2015 was € 2,057 million, versus € 1,683 million for December 31, 2014, predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar and by Treasury, reflected under Consolidation & Adjustments.
  - **Credit spread risk.** Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 1,654 million as of December 31, 2015, versus € 319 million as of December 31, 2014. The increase in economic capital usage was driven by methodology enhancements with regard to capturing spread risk of securities held as liquidity reserve.
  - **Equity compensation risk.** Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € 405 million as of December 31, 2015 on a diversified basis, compared with € (237) million as of December 31, 2014. The increase was predominantly driven by methodology alignment to the standard traded market risk EC model.
  - **Pension risk.** Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 828 million and € 1,189 million as of December 31, 2015 and December 31, 2014 respectively. The decrease is mainly caused by additional diversification benefits with other Nontrading market risk.
  - **Structural foreign exchange risk.** Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 3,183 million as of December 31, 2015 on a diversified basis versus € 2,672 million as of December 31, 2014. The increase is largely caused by the appreciation of the US dollar against the Euro.
  - **Guaranteed funds risk.** The increase in economic capital usage from € 1.4 billion as of December 31, 2014 to € 1.7 billion as of December 31, 2015 was triggered predominately by changed diversification effects and methodology enhancements.

# Operational Risk Exposure

## Operational Risk – Risk Profile

**Operational Risk Losses by Event Type (Profit and Loss view)**

| in € m. | 2015 | 2014[1] |
|---|---|---|
| Clients, Products and Business Practices | 3,667 | 1,806 |
| Internal Fraud | 1,338 | 523 |
| External Fraud | 475 | 20 |
| Execution, Delivery and Process Management | 280 | 70 |
| Others | 22 | 61 |
| Group | 5,782 | 2,480 |

[1] Changed 2014 loss figures due to subsequent capture of losses and reclassification.

Profit and loss based operational losses increased by € 3.3 billion or 133 % compared to year-end 2014. The increase was predominantly driven by the event types "Clients, Products and Business Practices" and "Internal Fraud", due to settlements reached and increased litigation reserves for unsettled cases. The increase in the event type "External Fraud" is caused by a provision for equity trading fraud. The event type "Execution, Delivery and Process Management" increased, other event types decreased slightly.

Operational Losses by Event Type occurred in the period 2015 (2010-2014)[1]


Frequency of Operational Losses (first posting date)
2% (3%)
Others
11% (16%)
Execution, Delivery and Process Mgmt
44% (59%)
External Fraud
42% (22%)
Clients, Products and Business Practices
<1% (<1%)
Internal Fraud
Distribution of Operational Losses (posting date)
5% (4%)
Execution, Delivery and Process Mgmt
8% (9%)
External Fraud
23% (21%)
Internal Fraud
0% (2%)
Others
63% (63%)
Clients, Products and Business Practices

1 Percentages in brackets correspond to loss frequency respectively to loss amount for losses occurred in 2010-2014 period. Frequency and amounts can change subsequently.

The above left pie chart "Frequency of Operational Losses" summarizes operational risk events which occurred in 2015 compared to the five-year period 2010-2014 in brackets based on the period in which a loss was first recognized for that event. For example, for a loss event that was first recognized in 2002 with an additional profit/loss event recognized in 2015, the frequency chart would not include the loss event, but the loss distribution chart would include the profit/loss recognized in the respective period.

Frequencies are driven by the event type "External Fraud" with a frequency of 44 % of all observed loss events. The event types "Clients, Product and Business Practices" contribute 42 % of the events and "Execution, Delivery and Process Management" contribute 11 %. Others are stable at 2 %. The event type "Internal Fraud" has a low frequency, resulting in less than 1 % of the loss events in the period 2015. This is unchanged compared to 2010-2014.

The above right pie chart "Distribution of Operational Losses" summarizes operational risk loss postings recognized in the profit/loss in 2015 compared to the five-year period 2010-2014. The event type "Clients, Product and Business Practices" dominates the operational loss distribution with a share of 63 % and is determined by outflows related to litigation, investigations and enforcement actions. "Internal Fraud" has the second highest share (23 %) which is related to regulatory events we have experienced in recent years. Finally, the event types "External Fraud" (8 %) and "Execution, Delivery and Process Management" (5 %) can be considered minor, compared to other event types.

# Liquidity Risk Exposure

## Funding Markets and Capital Markets Issuance

Credit markets in 2015 were affected by continued political uncertainties in the eurozone, the ongoing low interest rate environment as well as the implementation in a number of jurisdictions, including Germany, of measures intended to reduce the levels of implicit sovereign support for banks, with a consequential impact on bank senior ratings. Our 5 year CDS traded within a range of 61 to 110 bps, peaking in July. Since then, the spread has slightly declined and as of year-end was trading at the higher end of the range for the year. The spreads on our bonds exhibited similar volatility. For example, our 1.25 % EUR benchmark maturing in September 2021 traded in a range of 29 to 101 bps, closing in the middle of the range at year end.

Our 2015 funding plan of up to € 35 billion, comprising debt issuance with an original maturity in excess of one year, was fully completed and we concluded 2015 having raised € 39.1 billion in term funding. This funding was broadly spread across the following funding sources: unsecured and covered benchmark issuance (€ 8.4 billion), Tier 2 benchmark issuance (€ 2.8 billion), unsecured retail-targeted issuance (€ 11.3 billion) and other unsecured and covered private placements (€ 16.6 billion). Of the € 39.1 billion total, the majority was in Euro (€18.6 billion). We also issued €16.5 billion in U.S. dollar and smaller amounts in JPY and CHF. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (29 %), banks (16 %), asset managers and pension funds (22 %), insurance companies (9 %) and other institutional investors (25 %). The geographical distribution was split between Germany (22 %), rest of Europe (41 %), US (18 %), Asia/Pacific (13 %) and Other (5 %). Of our total capital markets issuance outstanding as of December 31, 2015, approximately 86 % was issued on an unsecured basis.

The average spread of our issuance over the relevant floating index (i.e., Libor) was 57 bps for the full year with an average tenor of 6.3 years. Our issuance activities were higher in the first half of the year with volumes decreasing in the second half of the year 2015. We issued the following volumes over each quarter: € 16.9 billion, € 5.5 billion, € 10.4 billion and € 6.3 billion, respectively.

In 2016, our base case funding plan is up to € 35 billion which we plan to cover by accessing the above sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 22.4 billion in 2016.

## Funding Diversification

In 2015, total external funding grew by € 56.7 billion (6 %) during the year of which the majority came in our CB&S business, in particular the increases in secured funding and shorts by € 29.6 billion (37 %), in other customers by € 7.4 billion (10 %) and unsecured wholesale funding by € 5.6 billion (10 %) reflect increasing business activities in comparison to very low year-end levels in 2014, mainly driven by deleveraging activities in that year. We also saw increases in retail, including wealth management clients (€ 10.8 billion, 4 %) and transaction banking (€ 12.5 billion, 7 %). These increases more than offset the reductions in financing vehicles (€ 7.9 billion, 67 %) and in capital markets and equity (€ 1.5 billion, 1 %). The overall proportion of our most stable funding sources (comprising capital markets and equity, retail, and transaction banking) decreased from 76 % to 74 %.The overall volume of unsecured wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. These fluctuations are dependent on client-related securities financing activities as well as changes in liquid trading inventories during the quarter.

## Composition of External Funding Sources

In € bn.


300
225
150
75
0
214 212
301 312
184 197
74 81
55 60
81 110
12 4
22% 23%
32% 33%
20% 20%
8% 8%
6% 6%
11% 9%
0% 1%
Capital Markets and Equity
Retail
Transaction Banking
Other Customers[1]
Unsecured Wholesale
Secured Funding and Shorts
Financing Vehicles[2]
December 31, 2014: total € 919 billion
December 31, 2015: total € 976 billion

[1] Other includes fiduciary, self-funding structures (e.g. X-markets), margin/Prime Brokerage cash balances (shown on a net basis).
[2] Includes ABCP-Conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 528 billion (€ 660 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 71 billion (€ 75 billion), other non-funding liabilities € 54 billion (€ 54 billion) for December 31, 2015 and December 31, 2014 respectively; figures may not add up due to rounding.

## Maturity of unsecured wholesale funding, ABCP and capital markets issuance[1]

Dec 31, 2015

| in € m. | Not more than 1 month | Over 1 month but not more than 3 months | Over 3 months but not more than 6 months | Over 6 months but not more than 1 year | Sub-total less than 1 year | Over 1 year but not more than 2 years | Over 2 years | Total |
|---|---|---|---|---|---|---|---|---|
| Deposits from banks | 11,101 | 8,073 | 3,196 | 1,399 | 23,769 | 143 | 69 | 23,981 |
| Deposits from other wholesale customers | 2,872 | 8,911 | 5,090 | 4,078 | 20,950 | 319 | 191 | 21,460 |
| CDs and CP | 1,216 | 3,718 | 3,984 | 5,636 | 14,555 | 298 | 1 | 14,853 |
| ABCP | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Senior unsecured plain vanilla | 2,794 | 6,651 | 3,166 | 3,082 | 15,694 | 17,136 | 41,052 | 73,882 |
| Senior unsecured structured notes | 512 | 2,045 | 1,296 | 3,368 | 7,221 | 5,404 | 21,053 | 33,679 |
| Covered bonds/ABS | 0 | 51 | 1,371 | 75 | 1,496 | 2,460 | 18,056 | 22,012 |
| Subordinated liabilities | 734 | 680 | 263 | 310 | 1,987 | 1,376 | 16,199 | 19,562 |
| Other | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total[2] | 19,229 | 30,129 | 18,367 | 17,948 | 85,673 | 27,136 | 96,621 | 209,430 |
| thereof: | | | | | | | | |
| Secured | 0 | 51 | 1,371 | 75 | 1,496 | 2,460 | 18,056 | 22,012 |
| Unsecured | 19,229 | 30,078 | 16,996 | 17,873 | 84,176 | 24,677 | 78,565 | 187,418 |

[1] Includes additional tier 1 notes reported as additional equity components in the financial statements, numbers for 2014 were restated accordingly.
[2] Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 86 billion as of December 31, 2015, and should be viewed in the context of our total Liquidity Reserves of € 215 billion.

| | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| in € m. | Not more than 1 month | Over 1 month but not more than 3 months | Over 3 months but not more than 6 months | Over 6 months but not more than 1 year | Sub-total less than 1 year | Over 1 year but not more than 2 years | Over 2 years | Total |
| Deposits from banks | 7,816 | 5,373 | 7,930 | 2,541 | 23,661 | 42 | 350 | 24,053 |
| Deposits from other wholesale customers | 2,828 | 1,569 | 2,979 | 2,387 | 9,763 | 306 | 404 | 10,473 |
| CDs and CP | 1,747 | 4,629 | 8,080 | 5,623 | 20,080 | 20 | 28 | 20,128 |
| ABCP | 2,849 | 233 | 0 | 0 | 3,082 | 0 | 0 | 3,082 |
| Senior unsecured plain vanilla | 756 | 2,823 | 4,589 | 4,978 | 13,145 | 12,904 | 40,031 | 66,080 |
| Senior unsecured structured notes | 528 | 1,721 | 2,384 | 3,655 | 8,288 | 3,698 | 22,242 | 34,227 |
| Covered bonds/ABS | 0 | 11 | 1,223 | 458 | 1,693 | 1,701 | 20,325 | 23,719 |
| Subordinated liabilities | 636 | 2,352 | 1,772 | 799 | 5,559 | 537 | 14,508 | 20,604 |
| Other | 0 | 0 | 0 | 166 | 166 | 13 | 131 | 310 |
| **Total[1]** | **17,161** | **18,711** | **28,958** | **20,607** | **85,437** | **19,220** | **98,020** | **202,676** |
| thereof: | | | | | | | | |
| Secured | 2,849 | 244 | 1,223 | 458 | 4,775 | 1,701 | 20,325 | 26,801 |
| Unsecured | 14,311 | 18,467 | 27,735 | 20,149 | 80,662 | 17,519 | 77,695 | 175,875 |

[1] Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The following table shows the currency breakdown of our short-term unsecured wholesale funding, of our ABCP funding and of our capital markets issuance.

**Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)**

| | | | | | Dec 31,2015 | | | | | Dec 31,2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | in EUR | in USD | in GBP | in other CCYs | Total | in EUR | in USD | in GBP | in other CCYs | Total |
| Deposits from banks | 4,875 | 17,066 | 1,053 | 987 | 23,981 | 6,123 | 15,738 | 284 | 1,907 | 24,053 |
| Deposits from other wholesale customers | 15,912 | 4,257 | 476 | 815 | 21,460 | 3,379 | 4,621 | 800 | 1,673 | 10,473 |
| CDs and CP | 10,771 | 1,202 | 1,843 | 1,038 | 14,853 | 13,572 | 3,216 | 1,655 | 1,685 | 20,128 |
| ABCP | 0 | 0 | 0 | 0 | 0 | 312 | 2,674 | 96 | 0 | 3,082 |
| Senior unsecured plain vanilla | 47,576 | 20,573 | 110 | 5,623 | 73,882 | 43,498 | 16,923 | 378 | 5,282 | 66,080 |
| Senior unsecured structured notes | 10,342 | 19,322 | 176 | 3,838 | 33,679 | 12,136 | 16,884 | 168 | 5,038 | 34,227 |
| Covered bonds/ ABS | 21,952 | 60 | 0 | 0 | 22,012 | 23,653 | 66 | 0 | 0 | 23,719 |
| Subordinated liabilities | 8,507 | 9,858 | 800 | 397 | 19,562 | 9,617 | 9,802 | 791 | 394 | 20,604 |
| Other | 0 | 0 | 0 | 0 | 0 | 72 | 218 | 0 | 20 | 310 |
| **Total** | **119,935** | **72,338** | **4,459** | **12,698** | **209,430** | 112,363 | 70,141 | 4,173 | 16,000 | 202,676 |
| thereof: | | | | | | | | | | |
| Secured | 21,952 | 60 | 0 | 0 | 22,012 | 23,965 | 2,740 | 96 | 0 | 26,801 |
| Unsecured | 97,984 | 72,278 | 4,459 | 12,697 | 187,418 | 88,398 | 67,402 | 4,076 | 16,000 | 175,875 |

# Liquidity Reserves

**Composition of our freely transferable liquidity reserves by parent company (including branches) and subsidiaries**

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € bn. | Carrying Value | Liquidity Value | Carrying Value | Liquidity Value |
| Available cash and cash equivalents (held primarily at central banks) | 98 | 98 | 65 | 65 |
| Parent (incl. foreign branches) | 75 | 75 | 54 | 54 |
| Subsidiaries | 23 | 23 | 11 | 11 |
| Highly liquid securities (includes government, government guaranteed and agency securities) | 100 | 94 | 103 | 96 |
| Parent (incl. foreign branches) | 78 | 73 | 81 | 75 |
| Subsidiaries | 22 | 21 | 23 | 20 |
| Other unencumbered central bank eligible securities | 17 | 13 | 16 | 11 |
| Parent (incl. foreign branches) | 14 | 11 | 14 | 10 |
| Subsidiaries | 3 | 2 | 2 | 1 |
| Total liquidity reserves | 215 | 205 | 184 | 171 |
| Parent (incl. foreign branches) | 167 | 159 | 149 | 139 |
| Subsidiaries | 48 | 46 | 35 | 32 |

As of December 31, 2015, our freely transferable liquidity reserves amounted to € 215 billion compared with € 184 billion as of December 31, 2014. The primary driver of the increase of € 31 billion in 2015 was a growth of € 34 billion in our available-cash and cash equivalents during the year mainly driven by increased external funding sources, together with small decrease in our highly-liquid securities. Our average liquidity reserves during the year were € 202.2 billion compared with € 189.8 billion during 2014. In the table above the carrying value represents the market value of our liquidity reserves while the liquidity value reflects our assumption of the value that could be obtained, primarily through secured funding, taking into account the experience observed in secured funding markets at times of stress.

The liquidity value (weighted) of our Liquidity Reserves of € 205 billion exceeds the liquidity value (weighted) of our High Quality Liquid Assets (HQLA) of € 192 billion. The major drivers of this difference are: Liquidity Reserves include central bank eligible but otherwise less liquid securities (for example traded loans, other investment-grade corporate bonds and ABS) which are not recognised in HQLA; HQLA includes major index equities, but excludes cash balances deposited with central banks to satisfy a minimum cash requirements as well as cash balances deposited with non EU Central Banks rated below AA- which are included in the LCR but not as part of the HQLA.

# Liquidity Coverage Ratio

Our LCR of 119 % as of December 31, 2015 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 (calculated in accordance with the EBA's Implementing Technical Standard on Supervisory Reporting with regard to the LCR).

LCR components

| in € bn. | Dec 31, 2015 Liquidity Value (weighted) |
|---|---|
| High quality liquid assets | 192 |
| Gross inflows | 111 |
| Gross outflows | 272 |
| Net outflows | 161 |
| LCR ratio in % | 119 |

# Funding Risk Management

## Structural Funding

Both the aggregate currency and the U.S. dollar funding matrices were in line with the respective risk appetite as of year ends 2015 and 2014, and the GBP funding matrix exceeded risk appetite as of year end 2015.

# Stress Testing and Scenario Analysis

### Global All Currency Monthly Stress Testing Results

| | | | Dec 31, 2015 | | | Dec 31, 2014[1] |
|---|---|---|---|---|---|---|
| in € bn. | Funding Gap[2] | Gap Closure[3] | Net Liquidity Position[4] | Funding Gap[2] | Gap Closure[3] | Net Liquidity Position[4] |
| Systemic market risk | 71 | 218 | 147 | 49 | 183 | 134 |
| Emerging markets | 14 | 190 | 176 | 9 | 185 | 176 |
| 1 notch downgrade (DB specific) | 51 | 200 | 148 | 42 | 166 | 124 |
| Severe downgrade (DB specific) | 188 | 240 | 53 | 163 | 202 | 38 |
| Combined[5] | 218 | 264 | 46 | 190 | 214 | 24 |

1 2014 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
2 Funding gap caused by impaired rollover of liabilities and other projected outflows.
3 Based on liquidity generation through Liquidity Reserves and other countermeasures.
4 All scenarios showing 8 week point.
5 Combined impact of systemic market risk and severe downgrade.

### Global USD Monthly Stress Testing Results

| | | | Dec 31, 2015 | | | Dec 31, 2014[1] |
|---|---|---|---|---|---|---|
| in € bn. | Funding Gap[2] | Gap Closure[3] | Net Liquidity Position[4] | Funding Gap[2] | Gap Closure[3] | Net Liquidity Position[4] |
| Combined[5] | 102 | 163 | 61 | 92 | 149 | 56 |

1 2014 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
2 Funding gap caused by impaired rollover of liabilities and other projected outflows.
3 Based on liquidity generation through Liquidity Reserves and other countermeasures.
4 All scenarios showing 8 week point.
5 Combined impact of systemic market risk and severe downgrade.

### Global GBP Monthly Stress Testing Results

| | | | Dec 31, 2015 |
|---|---|---|---|
| in € bn. | Funding Gap[1] | Gap Closure[2] | Net Liquidity Position[3] |
| Combined[4] | 10 | 32 | 22 |

1 Funding gap caused by impaired rollover of liabilities and other projected outflows.
2 Based on liquidity generation through Liquidity Reserves and other countermeasures.
3 All scenarios showing 8 week point.
4 Combined impact of systemic market risk and severe downgrade.

The following table presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies for all currencies.

### Additional Contractual Obligations

| | | Dec 31, 2015 | | Dec 31, 2014 |
|---|---|---|---|---|
| in € m. | One-notch downgrade | Two-notch downgrade | One-notch downgrade | Two-notch downgrade |
| Contractual derivatives funding or margin requirements | 4,332 | 6,472 | 6,806 | 7,893 |
| Other contractual funding or margin requirements | 317 | 1,459 | 529 | 689 |

# Asset Encumbrance

This section refers to asset encumbrance in the group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Thereunder not included are insurance companies or companies outside the finance sector. Assets pledged by our insurance subsidiaries are included in Note 22 "Assets Pledged and Received as

Collateral" of the Consolidated Financial Statements, and restricted assets held to satisfy obligations to insurance companies' policy holders are included within Note 39 "Information on Subsidiaries" of the Consolidated Financial Statements.

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferrable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.

The readily available value represents the current balance sheet carrying value rather than any form of stressed liquidity value (see the "Liquidity Reserves" for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be ready available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other could be packaged into a format that would be suitable for use to generate funding.

Encumbered and unencumbered assets

| | | | | Dec 31, 2015 |
|---|---|---|---|---|
| | Carrying value | | | |
| | | | Unencumbered assets | |
| in € bn.<br>(unless stated otherwise) | Assets | Encumbered assets | Readily available | Other |
| Debt securities | 215 | 74 | 141 | 0 |
| Equity instruments | 76 | 49 | 28 | 0 |
| Other assets: | | | | |
| Cash and due from banks & Interest earning deposits with Banks | 107 | 11 | 96 | 0 |
| Securities borrowed or purchased under resale agreements[1] | 56 | 0 | 0 | 56 |
| Financial assets at fair value through profit and loss[2] | | | | |
| Trading assets | 17 | 0 | 17 | 0 |
| Positive market value from derivative financial Instruments | 518 | 0 | 0 | 518 |
| Securities borrowed or purchased under resale agreements[1] | 73 | 0 | 0 | 73 |
| Other financial assets at fair value through profit or loss | 12 | 0 | 12 | 0 |
| Financial assets available for sale[2] | 3 | 0 | 3 | 0 |
| Loans | 424 | 45 | 11 | 368 |
| Other assets | 132 | 59 | 0 | 74 |
| Total | 1,632 | 238 | 307 | 1,087 |

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below.
2 Excludes Debt securities and Equity instruments (separately disclosed above).

| | | | | Dec 31, 2015 |
|---|---|---|---|---|
| | Fair value of collateral received | | | |
| | | | Unencumbered assets | |
| in € bn.<br>(unless stated otherwise) | Assets | Encumbered assets | Readily available | Other |
| Collateral received: | 285 | 238 | 46 | 1 |
| Debt securities | 197 | 152 | 45 | 0 |
| Equity instruments | 87 | 86 | 1 | 0 |
| Other collateral received | 1 | 0 | 0 | 1 |

| | | | | Dec 31, 2014 |
|---|---|---|---|---|
| | Carrying value | | | |
| | | | Unencumbered assets | |
| in € bn.<br>(unless stated otherwise) | Assets | Encumbered assets | Readily available | Other |
| Debt securities | 184 | 42 | 142 | 0 |
| Equity instruments | 70 | 50 | 20 | 0 |
| Other assets: | | | | |
| Cash and due from banks & Interest earning deposits with Banks | 82 | 7 | 75 | 0 |
| Securities borrowed or purchased under resale agreements[1] | 44 | 0 | 0 | 44 |
| Financial assets at fair value through profit and loss[2] | | | | |
| Trading assets | 17 | 0 | 17 | 0 |
| Positive market value from derivative financial instruments | 630 | 0 | 0 | 630 |
| Securities borrowed or purchased under resale agreements[1] | 81 | 0 | 0 | 81 |
| Other financial assets at fair value through profit or loss | 15 | 0 | 15 | 0 |
| Financial assets available for sale[2] | 3 | 0 | 3 | 0 |
| Loans | 398 | 45 | 19 | 334 |
| Other assets | 158 | 63 | 0 | 95 |
| Total | 1,681 | 207 | 291 | 1,183 |

| | | | | Dec 31, 2014 |
|---|---|---|---|---|
| | Fair value of collateral received | | | |
| | | | Unencumbered assets | |
| in € bn.<br>(unless stated otherwise) | Assets | Encumbered assets | Readily available | Other |
| Collateral received: | 253 | 202 | 50 | 1 |
| Debt securities | 175 | 127 | 48 | 0 |
| Equity instruments | 76 | 75 | 1 | 0 |
| Other collateral received | 1 | 0 | 0 | 1 |

The above tables set out a breakdown of on- and off-balance sheet items, broken down between encumbered, readily available and other. Any securities borrowed or purchased under resale agreements are shown based on the fair value of collateral received.

The above tables of encumbered assets include assets that are not encumbered at an individual entity level, but which may be subject to restrictions in terms of their transferability within the group. Such restrictions may be due to local connected lending requirements or similar regulatory restrictions. In this situation it is not feasible to identify individual balance sheet items that cannot be transferred.

## Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modelling of assets and liabilities is necessary in cases where the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be immediately repayable deposits from retail and transaction banking customers which have consistently displayed high stability throughout even the most severe financial crises.

The modelling profiles are part of the overall liquidity risk management framework (see section "Stress Test" for short-term liquidity positions ≤ 1year and section "Funding Matrix" for long-term liquidity positions > 1year) which is defined and approved by the Management Board.

The following tables present a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2015 and 2014, respectively.

Analysis of the earliest contractual maturity of assets

| in € m. | | | | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|---|---|---|
| | On demand (incl. Overnight and one day notice) | Up to one month | Over 1 month to no more than 3 months | Over 3 months but no more than 6 months | Over 6 months but no more than 9 months | Over 9 months but no more than 1 year | Over 1 year but no more than 2 years | Over 2 years but no more than 5 years | Over 5 years | Total |
| Cash and central bank balances | 94,290 | 337 | 0 | 0 | 0 | 2,313 | 0 | 0 | 0 | 96,940 |
| Interbank balances (w/o central banks) | 7,703 | 2,115 | 434 | 341 | 1 | 2,025 | 83 | 100 | 40 | 12,842 |
| Central bank funds sold | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Securities purchased under resale agreements | 450 | 8,293 | 5,530 | 4,539 | 1,861 | 568 | 888 | 328 | 0 | 22,456 |
| With banks | 426 | 7,050 | 5,091 | 3,648 | 1,601 | 311 | 647 | 0 | 0 | 18,773 |
| With customers | 24 | 1,243 | 440 | 890 | 260 | 258 | 241 | 328 | 0 | 3,683 |
| Securities borrowed | 30,335 | 3,221 | 0 | 0 | 0 | 0 | 0 | 1 | 0 | 33,557 |
| With banks | 3,462 | 159 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,622 |
| With customers | 26,873 | 3,062 | 0 | 0 | 0 | 0 | 0 | 1 | 0 | 29,935 |
| Financial assets at fair value through profit or loss – trading | 735,748 | 35,190 | 6,176 | 3,652 | 1,318 | 1,298 | 5,173 | 6,599 | 25,727 | 820,883 |
| Trading assets | 196,035 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 196,035 |
| Fixed-income securities and loans | 118,671 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 118,671 |
| Equities and other variable-income securities | 76,044 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 76,044 |
| Other trading assets | 1,320 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,320 |
| Positive market values from derivative financial instruments | 515,594 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 515,594 |
| Financial assets designated at fair value through profit or loss | 24,119 | 35,190 | 6,176 | 3,652 | 1,318 | 1,298 | 5,173 | 6,599 | 25,727 | 109,253 |
| Securities purchased under resale agreements | 6,139 | 31,257 | 5,449 | 2,344 | 503 | 341 | 1,690 | 2,384 | 965 | 51,073 |
| Securities borrowed | 17,898 | 3,544 | 47 | 0 | 0 | 0 | 0 | 0 | 0 | 21,489 |
| Fixed-income securities and loans | 79 | 376 | 656 | 1,303 | 791 | 448 | 3,483 | 4,214 | 14,532 | 25,883 |
| Equities and other variable-income securities | 0 | 4 | 0 | 0 | 0 | 155 | 0 | 0 | 10,230 | 10,389 |
| Other financial assets designated at fair value through profit or loss | 2 | 9 | 24 | 5 | 24 | 354 | 0 | 1 | 0 | 419 |
| Positive market values from derivative financial instruments qualifying for hedge accounting | 0 | 9 | 71 | 75 | 139 | 58 | 142 | 716 | 1,925 | 3,136 |
| Financial assets available for sale | 18 | 966 | 1,941 | 1,543 | 893 | 1,998 | 8,832 | 22,880 | 34,513 | 73,583 |
| Fixed-income securities and loans | 6 | 481 | 1,937 | 1,543 | 893 | 952 | 8,815 | 22,869 | 33,873 | 71,368 |
| Equities and other variable-income securities | 12 | 485 | 3 | 0 | 0 | 1,046 | 17 | 12 | 640 | 2,215 |
| Loans | 20,375 | 31,464 | 27,851 | 30,337 | 9,142 | 11,313 | 24,272 | 71,890 | 201,104 | 427,749 |
| To banks | 543 | 2,137 | 3,829 | 1,858 | 1,703 | 870 | 726 | 1,592 | 926 | 14,183 |
| To customers | 19,832 | 29,327 | 24,022 | 28,480 | 7,439 | 10,442 | 23,546 | 70,299 | 200,177 | 413,565 |
| Retail | 5,363 | 6,048 | 6,102 | 3,065 | 2,536 | 2,874 | 6,743 | 18,787 | 149,127 | 200,646 |
| Corporates and other customers | 14,470 | 23,279 | 17,920 | 25,415 | 4,903 | 7,568 | 16,803 | 51,512 | 51,050 | 212,919 |
| Other financial assets | 94,078 | 932 | 1,479 | 564 | 254 | 1,003 | 115 | 62 | 66 | 98,555 |
| **Total financial assets** | 982,997 | 82,528 | 43,483 | 41,051 | 13,608 | 20,577 | 39,505 | 102,576 | 263,374 | 1,589,700 |
| Other assets | 26,341 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,089 | 39,430 |
| **Total assets** | 1,009,338 | 82,528 | 43,483 | 41,051 | 13,608 | 20,577 | 39,505 | 102,576 | 276,463 | 1,629,130 |

## Analysis of the earliest contractual maturity of assets

| | | | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | On demand (incl. Overnight and one day notice) | Up to one month | Over 1 month to no more than 3 months | Over 3 months but no more than 6 months | Over 6 months but no more than 9 months | Over 9 months but no more than 1 year | Over 1 year but no more than 2 years | Over 2 years but no more than 5 years | Over 5 years | Total |
| Cash and central bank balances[1] | 73,515 | 198 | 104 | 0 | 0 | 562 | 0 | 0 | 103 | 74,482 |
| Interbank balances (w/o central banks)[1] | 4,987 | 2,497 | 90 | 16 | 15 | 1,217 | 101 | 120 | 48 | 9,090 |
| Central bank funds sold | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Securities purchased under resale agreements | 4 | 3,553 | 2,416 | 8,143 | 1,659 | 1,719 | 51 | 240 | 12 | 17,796 |
| With banks | 4 | 2,154 | 533 | 647 | 333 | 561 | 0 | 2 | 12 | 4,245 |
| With customers | 0 | 1,399 | 1,883 | 7,496 | 1,326 | 1,159 | 51 | 238 | 0 | 13,551 |
| Securities borrowed | 21,598 | 4,202 | 0 | 0 | 0 | 0 | 0 | 0 | 34 | 25,834 |
| With banks | 550 | 964 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,515 |
| With customers | 21,047 | 3,238 | 0 | 0 | 0 | 0 | 0 | 0 | 34 | 24,319 |
| Financial assets at fair value through profit or loss – trading | 840,858 | 43,382 | 12,360 | 5,371 | 2,068 | 2,090 | 4,855 | 7,624 | 24,316 | 942,924 |
| Trading assets | 195,681 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 195,681 |
| Fixed-income securities and loans | 124,462 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 124,462 |
| Equities and other variable-income securities | 69,831 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 69,831 |
| Other trading assets | 1,387 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,387 |
| Positive market values from derivative financial instruments | 629,958 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 629,958 |
| Financial assets designated at fair value through profit or loss | 15,219 | 43,382 | 12,360 | 5,371 | 2,068 | 2,090 | 4,855 | 7,624 | 24,316 | 117,285 |
| Securities purchased under resale agreements | 1,757 | 36,255 | 11,109 | 4,568 | 1,883 | 501 | 1,530 | 1,849 | 1,021 | 60,473 |
| Securities borrowed | 13,462 | 5,783 | 1,159 | 0 | 0 | 0 | 0 | 0 | 0 | 20,404 |
| Fixed-income securities and loans | 0 | 1,344 | 92 | 660 | 184 | 1,588 | 3,010 | 5,775 | 12,957 | 25,612 |
| Equities and other variable-income securities | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,339 | 10,339 |
| Other financial assets designated at fair value through profit or loss | 0 | 0 | 0 | 142 | 0 | 1 | 315 | 0 | 0 | 459 |
| Positive market values from derivative financial instruments qualifying for hedge accounting | 0 | 30 | 140 | 108 | 69 | 37 | 177 | 791 | 3,050 | 4,403 |
| Financial assets available for sale | 20 | 1,895 | 1,610 | 2,797 | 643 | 774 | 4,702 | 25,756 | 26,099 | 64,297 |
| Fixed-income securities and loans | 20 | 1,895 | 1,610 | 2,797 | 643 | 774 | 4,408 | 25,754 | 24,137 | 62,038 |
| Equities and other variable-income securities | 0 | 0 | 0 | 0 | 0 | 0 | 295 | 2 | 1,962 | 2,259 |
| Loans | 19,917 | 35,866 | 32,121 | 26,780 | 9,101 | 11,591 | 26,638 | 69,501 | 174,098 | 405,612 |
| To banks | 880 | 4,744 | 4,945 | 4,986 | 1,321 | 944 | 2,859 | 1,974 | 408 | 23,059 |
| To customers | 19,037 | 31,122 | 27,176 | 21,794 | 7,780 | 10,647 | 23,779 | 67,528 | 173,690 | 382,553 |
| Retail | 3,947 | 10,852 | 4,038 | 4,836 | 2,884 | 3,288 | 9,491 | 25,572 | 131,277 | 196,186 |
| Corporates and other customers | 15,090 | 20,270 | 23,138 | 16,959 | 4,896 | 7,359 | 14,288 | 41,955 | 42,412 | 186,367 |
| Other financial assets | 119,485 | 474 | 387 | 349 | 113 | 99 | 18 | 76 | 4,050 | 125,050 |
| Total financial assets | 1,080,383 | 92,098 | 49,228 | 43,564 | 13,668 | 18,089 | 36,542 | 104,108 | 231,809 | 1,669,490 |
| Other assets | 15,514 | 1,322 | 707 | 626 | 196 | 260 | 268 | 763 | 19,559 | 39,214 |
| Total assets | 1,095,897 | 93,421 | 49,935 | 44,189 | 13,864 | 18,349 | 36,809 | 104,871 | 251,368 | 1,708,703 |

[1] In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.

The following tables present a maturity analysis of our total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2015 and 2014, respectively.

### Analysis of the earliest contractual maturity of liabilities

Dec 31, 2015

| in € m. | On demand (incl. Over-night and one day notice) | Up to one month | Over 1 month to no more than 3 months | Over 3 months but no more than 6 months | Over 6 months but no more than 9 months | Over 9 months but no more than 1 year | Over 1 year but no more than 2 years | Over 2 years but no more than 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Deposits | 345,569 | 37,777 | 117,943 | 21,500 | 10,169 | 8,600 | 7,356 | 6,935 | 11,126 | 566,974 |
| Due to banks | 72,304 | 5,131 | 15,770 | 5,884 | 1,616 | 2,106 | 2,188 | 5,214 | 8,852 | 119,065 |
| Due to customers | 273,265 | 32,646 | 102,173 | 15,616 | 8,552 | 6,494 | 5,168 | 1,721 | 2,273 | 447,909 |
| Retail | 113,016 | 13,588 | 80,124 | 3,270 | 2,131 | 1,805 | 2,524 | 642 | 220 | 217,321 |
| Corporates and other customers | 160,249 | 19,058 | 22,049 | 12,346 | 6,422 | 4,689 | 2,644 | 1,079 | 2,053 | 230,588 |
| Trading liabilities | 546,381 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 546,381 |
| Trading securities | 51,327 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 51,327 |
| Other trading liabilities | 977 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 977 |
| Negative market values from derivative financial instruments | 494,076 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 494,076 |
| Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees) | 18,423 | 4,725 | 1,569 | 1,760 | 1,240 | 10,069 | 1,809 | 1,652 | 3,526 | 44,773 |
| Securities sold under repurchase agreements | 17,600 | 2,712 | 690 | 1,172 | 140 | 9,322 | 0 | 0 | 0 | 31,637 |
| Long-term debt | 269 | 47 | 342 | 426 | 879 | 513 | 1,669 | 1,384 | 3,183 | 8,710 |
| Other financial liabilities designated at fair value through profit or loss | 554 | 1,966 | 537 | 162 | 221 | 233 | 141 | 268 | 343 | 4,425 |
| Investment contract liabilities | 0 | 35 | 70 | 70 | 70 | 734 | 108 | 1,593 | 5,843 | 8,522 |
| Negative market values from derivative financial instruments qualifying for hedge accounting | 0 | 43 | 513 | 414 | 203 | 301 | 278 | 1,630 | 2,983 | 6,365 |
| Central bank funds purchased | 574 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 574 |
| Securities sold under repurchase agreements | 7,492 | 1,567 | 53 | 117 | 0 | 0 | 0 | 0 | 0 | 9,229 |
| Due to banks | 2,757 | 1,554 | 53 | 117 | 0 | 0 | 0 | 0 | 0 | 4,481 |
| Due to customers | 4,734 | 13 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,747 |
| Securities loaned | 2,846 | 10 | 1 | 0 | 0 | 0 | 0 | 0 | 414 | 3,270 |
| Due to banks | 290 | 6 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 295 |
| Due to customers | 2,556 | 5 | 1 | 0 | 0 | 0 | 0 | 0 | 414 | 2,975 |
| Other short term borrowings | 17,776 | 1,311 | 2,052 | 2,666 | 3,006 | 1,199 | 0 | 0 | 0 | 28,010 |
| Long-term debt | 0 | 3,327 | 8,638 | 6,923 | 4,251 | 2,990 | 39,801 | 45,435 | 48,652 | 160,016 |
| Debt securities - senior | 0 | 3,184 | 8,444 | 5,815 | 3,782 | 2,631 | 24,701 | 40,061 | 36,599 | 125,217 |
| Debt securities - subordinated | 0 | 0 | 0 | 619 | 150 | 100 | 0 | 1,314 | 4,231 | 6,414 |
| Other long-term debt - senior | 0 | 143 | 194 | 247 | 173 | 162 | 14,978 | 3,575 | 7,502 | 26,973 |
| Other long-term debt - subordinated | 0 | 0 | 0 | 243 | 146 | 97 | 121 | 486 | 319 | 1,412 |
| Trust Preferred Securities | 0 | 733 | 0 | 262 | 0 | 0 | 735 | 4,373 | 918 | 7,020 |
| Other financial liabilities | 146,678 | 931 | 2,859 | 198 | 83 | 170 | 340 | 14 | 36 | 151,309 |
| Total financial liabilities | 1,085,739 | 50,458 | 133,696 | 33,911 | 19,023 | 24,063 | 50,426 | 61,633 | 73,496 | 1,532,443 |
| Other liabilities | 28,984 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 28,984 |
| Total equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,624 | 67,624 |
| Total liabilities and equity | 1,114,722 | 50,458 | 133,696 | 33,911 | 19,023 | 24,063 | 50,426 | 61,633 | 141,120 | 1,629,051 |
| Off-balance sheet commitments given | 6,433 | 9,833 | 8,772 | 17,963 | 10,036 | 14,221 | 29,240 | 107,376 | 27,999 | 231,874 |
| Banks | 425 | 406 | 1,405 | 2,354 | 1,301 | 1,059 | 1,512 | 1,213 | 177 | 9,852 |
| Retail | 231 | 166 | 103 | 687 | 678 | 945 | 2,272 | 1,605 | 7,272 | 13,958 |
| Corporates and other customers | 5,778 | 9,261 | 7,265 | 14,923 | 8,057 | 12,218 | 25,456 | 104,559 | 20,549 | 208,063 |

### Analysis of the earliest contractual maturity of liabilities

Dec 31, 2014

| in € m. | On demand (incl. Overnight and one day notice) | Up to one month | Over 1 month to no more than 3 months | Over 3 months but no more than 6 months | Over 6 months but no more than 9 months | Over 9 months but no more than 1 year | Over 1 year but no more than 2 years | Over 2 years but no more than 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Deposits | 298,701 | 45,396 | 114,001 | 31,733 | 9,820 | 8,832 | 5,557 | 7,618 | 11,276 | 532,931 |
| Due to banks | 55,538 | 6,866 | 12,896 | 10,400 | 3,243 | 1,862 | 2,593 | 5,741 | 9,212 | 108,350 |
| Due to customers | 243,163 | 38,530 | 101,105 | 21,333 | 6,577 | 6,970 | 2,964 | 1,878 | 2,064 | 424,584 |
| Retail | 96,651 | 18,777 | 83,460 | 4,919 | 2,105 | 1,816 | 1,095 | 744 | 215 | 209,781 |
| Corporates and other customers | 146,512 | 19,753 | 17,645 | 16,414 | 4,473 | 5,154 | 1,869 | 1,134 | 1,849 | 214,803 |
| Trading liabilities | 652,045 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 652,045 |
| Trading securities | 41,112 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 41,112 |
| Other trading liabilities | 731 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 731 |
| Negative market values from derivative financial instruments | 610,202 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 610,202 |
| Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees) | 2,560 | 6,612 | 4,573 | 12,082 | 1,300 | 1,047 | 2,263 | 2,909 | 3,686 | 37,032 |
| Securities sold under repurchase agreements | 1,361 | 4,241 | 3,711 | 11,058 | 393 | 0 | 288 | 0 | 0 | 21,053 |
| Long-term debt | 6 | 116 | 334 | 734 | 553 | 672 | 1,582 | 2,716 | 3,205 | 9,919 |
| Other financial liabilities designated at fair value through profit or loss | 1,193 | 2,255 | 527 | 289 | 355 | 375 | 394 | 193 | 481 | 6,061 |
| Investment contract liabilities | 0 | 30 | 61 | 61 | 61 | 726 | 93 | 1,493 | 5,999 | 8,523 |
| Negative market values from derivative financial instruments qualifying for hedge accounting | 0 | 42 | 240 | 350 | 231 | 55 | 398 | 1,145 | 2,602 | 5,063 |
| Central bank funds purchased | 986 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 986 |
| Securities sold under repurchase agreements | 3,677 | 1,397 | 3,225 | 1,001 | 202 | 400 | 0 | 0 | 0 | 9,901 |
| Due to banks | 3,518 | 1,170 | 3,155 | 1,001 | 202 | 400 | 0 | 0 | 0 | 9,445 |
| Due to customers | 158 | 227 | 70 | 0 | 0 | 0 | 0 | 0 | 0 | 456 |
| Securities loaned | 1,960 | 15 | 1 | 0 | 0 | 0 | 0 | 0 | 363 | 2,339 |
| Due to banks | 130 | 5 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 136 |
| Due to customers | 1,830 | 10 | 1 | 0 | 0 | 0 | 0 | 0 | 361 | 2,203 |
| Other short term borrowings | 26,642 | 5,099 | 2,766 | 4,499 | 1,995 | 1,929 | 0 | 0 | 0 | 42,931 |
| Long-term debt | 0 | 1,027 | 4,778 | 6,261 | 6,401 | 7,272 | 24,219 | 51,257 | 43,622 | 144,837 |
| Debt securities - senior | 0 | 923 | 3,833 | 5,190 | 5,616 | 6,767 | 18,224 | 46,138 | 32,755 | 119,446 |
| Debt securities - subordinated | 0 | 0 | 645 | 262 | 601 | 236 | 500 | 169 | 2,633 | 5,047 |
| Other long-term debt - senior | 0 | 104 | 300 | 750 | 148 | 124 | 5,291 | 4,351 | 7,930 | 18,999 |
| Other long-term debt - subordinated | 0 | 0 | 0 | 59 | 35 | 145 | 205 | 598 | 304 | 1,345 |
| Trust Preferred Securities | 0 | 832 | 3,053 | 655 | 89 | 277 | 726 | 4,757 | 184 | 10,573 |
| Other financial liabilities | 155,055 | 884 | 3,126 | 217 | 78 | 174 | 352 | 20 | 23 | 159,929 |
| Total financial liabilities | 1,141,627 | 61,336 | 135,822 | 56,857 | 20,177 | 20,712 | 33,608 | 69,200 | 67,754 | 1,607,093 |
| Other liabilities | 28,288 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 28,288 |
| Total equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 73,223 | 73,223 |
| Total liabilities and equity | 1,169,915 | 61,336 | 135,822 | 56,857 | 20,177 | 20,712 | 33,608 | 69,200 | 140,976 | 1,708,604 |
| Off-balance sheet commitments given | 6,924 | 10,505 | 10,433 | 16,063 | 10,182 | 15,092 | 28,165 | 93,727 | 25,441 | 216,533 |
| Banks | 203 | 815 | 1,995 | 2,316 | 696 | 1,009 | 1,873 | 1,700 | 761 | 11,368 |
| Retail | 682 | 324 | 284 | 548 | 526 | 1,009 | 2,183 | 1,010 | 6,817 | 13,383 |
| Corporates and other customers | 6,039 | 9,366 | 8,154 | 13,199 | 8,960 | 13,075 | 24,108 | 91,017 | 17,864 | 191,782 |

# Compensation Report

## Introduction

The 2015 Compensation Report provides detailed qualitative and quantitative compensation information with regard to the overall Deutsche Bank Group (except for Deutsche Postbank AG, who provides disclosures separately). Furthermore, it contains disclosures specific to the Management Board members and employees identified as Material Risk Takers (MRTs) in accordance with the German regulation on the supervisory requirements for compensation systems of banks (Institutsvergütungsverordnung, "InstVV").

The report comprises the following sections:

- Group compensation overview and disclosure
- Management Board report and disclosure
- Supervisory Board report and disclosure

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (Handelsgesetzbuch, "HGB"), the German Accounting Standard No. 17 "Reporting on Executive Body Remuneration", CRR, InstVV, and the recommendations of the German Corporate Governance Code.

# Group Compensation and Disclosure

## Executive Summary

Year 2015 was strongly influenced by the launch of Strategy 2020 and the impact on the Bank's financial results of extraordinary items, foremost the impairment of goodwill.

The Bank's compensation decisions for 2015 had to carefully balance the loss reported for the 2015 against the positive revenue developments and the overall capital position. In light of these considerations, the Management Board decided to grant Variable Compensation (VC) in the amount of € 2.4 billion to its employees. Applying the foreign exchange rates used for the 2015 VC pool to the 2014 VC pool, this represents a decrease compared to 2014 by approximately 17 %.

The Bank remains committed to align compensation with the long-term performance of the institution. Against this background, the proportion of VC which will be paid or delivered at a later stage remains high at 49 % (including equity upfront compensation elements). To further underpin this alignment, 33 % was awarded in shares. For Material Risk Takers (MRTs), the proportion subject to a payment or delivery at a later stage amounted to 88 %.

In light of the negative result for 2015, the VC for 2015 was also granted with a view to ensuring stability of the franchise and with the expectation of a positive and sustainable development over the next years. Against this background, it was important to the Bank that this expectation is also reflected in the structure of the VC. The Bank therefore decided to take additional steps towards an alignment between VC and a sustainable performance by increasing the minimum deferral period for the deferred compensation elements from three to four years for all employees receiving deferred compensation elements. Additionally, the retention period for equity upfront compensation elements for MRTs was increased to one year. These measures are accompanied by the introduction of strengthened methods for an ex post risk adjustment of VC which allow for a subsequent decrease or complete elimination of VC.

With the aim to ensure that the Bank's approach to compensation remains aligned to its multi-year objectives under Strategy 2020, the Bank has also implemented a new compensation structure for 2016 onwards (the New Compensation Framework). This new structure places stronger emphasis on fixed compensation as well as a closer and more transparent link between the overall Group performance and individual VC decisions.

## Compensation Strategy

Compensation plays an integral role in the successful delivery of Deutsche Bank's strategic objectives. The Group Compensation Strategy is predicated on supporting a global, client-centric banking model with safe and sound compensation practices that operate within the Bank's capital, liquidity and risk-bearing capacity, and in alignment with the Bank's strategic objectives and its stated values and beliefs.

| Five key objectives of our compensation practices | Core remuneration principles |
|---|---|
| – To support the delivery of Deutsche Bank's client-focused, global bank strategy by attracting and retaining talent across the range of diverse business models and across numerous country locations<br>– To support the long term performance of the Bank, the sustainable development of the institution and the risk strategies that derive from this<br>– To support long-term performance that is predicated on cost discipline and efficiency<br>– To ensure that the Bank's compensation practices are safe in terms of risk-adjusting performance outcomes, preventing inappropriate risk taking, ensuring compatibility with capital and liquidity planning and complying with regulation<br>– To underscore the Bank's stated values of integrity, sustainable performance, client centricity, innovation, discipline and partnership | – Align compensation to shareholder interests and sustained firm-wide profitability, taking account of risk and the cost of capital<br>– Maximize sustainable employee and firm performance<br>– Attract and retaining the best talent<br>– Calibrate compensation to different divisions and levels of responsibility<br>– Apply a simple and transparent compensation design<br>– Ensure compliance with regulatory requirements |

The Group Compensation Policy is an internal document focused on informing and educating employees with regard to the Bank's compensation strategy, governance processes as well as compensation practices and structures. Together, the Group Compensation Strategy and the Group Compensation Policy provide a clear and demonstrable link between compensation practices and the wider Group strategy. Both documents have been published on the Bank's intranet site and are available to all employees.

## Regulatory Compliance

Ensuring compliance with regulatory requirements is an overriding consideration in the Bank's Group Compensation Strategy. The Bank has strived to be at the forefront of compensation regulatory changes and will continue to work with its prudential supervisor, the European Central Bank (ECB), to be in compliance with all existing and new requirements.

As an EU-headquartered institution, Deutsche Bank is subject to the CRD 4 requirements, as translated into German national law in the German Banking Act and InstVV, globally. The Bank adopted the rules for all subsidiaries and branches globally to the extent required in accordance with Sec. 27 InstVV. The Bank also identifies all employees whose work is deemed to have a material impact on the overall risk profile ("Material Risk Takers" or "MRTs") in accordance with the InstVV. MRTs are identified on a Group level and also on a single legal entity level for significant institutions in the meaning of Sec. 17 InstVV.

Pursuant to CRD 4 and the requirements subsequently adopted in the German Banking Act, the Bank is subject to a ratio of 1:1 with regard to fixed to variable components, provided that the shareholders may approve an increase to 1:2. At the Bank's Annual General Meeting on May 22, 2014, and in accordance with Sec. 25a (5) German Banking Act, shareholder approval was granted to increase the ratio to 1:2. To emphasize the fixed compensation component in respect of remuneration for control functions employees, the Management Board has determined that individuals within the independent control functions are subject to a 1:1 ratio.

As a result of sector specific legislation and in accordance with the InstVV, certain Asset and Wealth Management subsidiaries specifically managing alternative investments are governed under the Alternative Investments Fund Managers Directive ("AIFMD"). AIFMD contains provisions on remuneration which outline the rules that Alternative Investment Fund Managers ("AIFMs") have to comply with when establishing and applying the remuneration policies for certain categories of their employees. AIFMD Material Risk Takers are to be identified at the AIFM level. One notable difference to CRD 4 and its implementation in German law is that AIFMD Material Risk Takers are not subject to the fixed to variable ratio stipulated in CRD 4. The Bank also identifies AIMFD Material Risk Takers for Alternative Investment Fund Managers in accordance with AIFMD. The Bank applies the remuneration provisions for InstVV MRTs also to AIFMD MRTs except for the 1:2 ratio with regard to fixed to variable components.

The Bank will continue to closely monitor the regulatory environment. Major regulatory developments for 2016 include the adoption of the Undertakings for Collective Investments in Transferable Securities ("UCITS") Directive and the expected revision of the InstVV in light of the publication of the "Guidelines on sound remuneration policies" by the European Banking Authority in December 2015.

## Total Compensation Structure

As part of the Compensation Strategy, the Bank employs a Total Compensation philosophy, which comprises Fixed Pay (FP) and Variable Compensation (VC).

| Element | Description |
|---|---|
| Fixed Pay (FP) | FP is used to compensate employees for their skills, experience and competencies, commensurate with the requirements, size and scope of their role. For the majority of Deutsche Bank employees, FP is the primary compensation component, and the share of fixed compensation within Total Compensation is far greater than 50 %. This is appropriate to many businesses and will continue to be a significant feature of Total Compensation going forward.<br><br>As part of their fixed compensation, a limited number of employees receives an Additional Fixed Pay Supplement (AFPS). The AFPS was introduced primarily for benefits and pensions cost management purposes. |
| Variable Compensation (VC) | VC is predicated on the industry objective of retaining cost flexibility while attracting and retaining the right talent. VC also has the advantage of being able to differentiate performance outcomes and drive behaviors through appropriate incentive systems that can also positively influence culture. As a result, VC is a key feature of market practice compensation in many business lines in the banking environment globally. Combined with FP, this drives Total Compensation outcomes that are cost effective, flexible and aligned to performance. |
| Benefits&Pensions | In accordance with the respective local market practice, requirements and demands, the Bank also grants benefits (including company pension schemes) that are linked to employment with the Bank, to certain seniority or to certain length of service but that have no direct link to performance. |

## Compensation approach for 2016 onwards: Outlook on the New Compensation Framework

One of the main objectives of Strategy 2020 is to align reward more closely with performance and conduct. In order to achieve this goal, the Bank has assessed its compensation approach over the course of 2015 and, in 2016, has started putting in place a New Compensation Framework that is designed to align pay more closely with sustainable performance at all levels of the Bank by rebalancing fixed and variable remuneration elements and providing for a closer link between VC and the Bank-wide performance. The New Compensation Framework provides guidance on the target proportion of fixed to variable compensation elements by seniority and by division or function.

In addition, variable remuneration from 2016 onwards is intended to include two components. The first, the group component, reflects the performance of Deutsche Bank, tying individual Total Compensation more closely to the Bank's performance and recognizing the contribution of every single employee to the Bank's results. The second, the individual component, is more discretionary and recognises individual performance in the context of divisional performance.

# Compensation Governance

In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members while the Management Board oversees compensation matters for all other employees in the Group. Both the Supervisory Board and the Management Board are supported by specific committees and functions in accordance with InstVV.

Our robust governance structure enables us to operate within the clear parameters of our Compensation Strategy and Compensation Policy. All compensation matters, and overall compliance with regulatory requirements, are overseen by the key committees that form the global Reward Governance Structure.

**Reward Governance Structure**
(based on Sec. 25d (12) German Banking Act and InstVV)


Supervisory Board[1]
Chairman's Committee
Audit Committee
Risk Committee
Nomination Committee
Integrity Committee
Compensation Control Committee (Vergütungskontroll-ausschuss)
Support & Information
Management Board
Compensation Officer (Vergütungsbeauftragter)
Information & Reporting
Monitoring
Senior Executive Compensation Committee (SECC)[1,2]
Information
Monitoring

[1] Optional: Independent external consultants
[2] The relevant tasks are performed by the SECC on behalf of the Management Board

## Compensation Control Committee

The Compensation Control Committee (CCC) was established by the Supervisory Board in accordance with Sec. 25d (12) German Banking Act. It consists of the Chairperson of the Supervisory Board and three further Supervisory Board Members, two from among the employee representatives, and had 10 meetings in the calendar year 2015, two of them being joint meetings with the Risk Committee.

The responsibilities of the CCC includes supporting the Supervisory Board in establishing and monitoring the appropriate structure of the compensation system for the Management Board Members of Deutsche Bank AG, considering, in particular, the effects on the risks and risk management in accordance with the InstVV. Furthermore, the CCC monitors the appropriate structure of the compensation system for the employees, as established by the Management Board and the Senior Executive Compensation Committee. The CCC checks regularly whether the total amount of VC is appropriate and set in accordance with the InstVV.

The CCC also assesses the impact of the compensation systems on the management of risk, capital and liquidity and seeks to ensure that the compensation systems are aligned to the business and risk strategies. Furthermore, the CCC supports the Supervisory Board in monitoring whether the internal controls and the other relevant areas are properly involved in the structuring of the compensation systems.

## Compensation Officer

In accordance with Sec. 23 InstVV, the Management Board, in cooperation with the CCC, has appointed a Compensation Officer. The Compensation Officer supports the Supervisory Board and the CCC in performing their duties relating to all compensation systems and cooperates closely with the Chairperson of the CCC. The Compensation Officer is involved in the conceptual review, development, monitoring and the application of the employee's compensation systems on an ongoing basis.

The Compensation Officer performs his monitoring obligations independently and provides an assessment on the appropriateness of the design and practices of the compensation systems for employees to the Management Board, the Supervisory Board and the CCC at least annually.

## Senior Executive Compensation Committee

The Senior Executive Compensation Committee (SECC) is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. In accordance with its mandate the SECC establishes compensation strategy, policy and guiding principles and coordinates compensation decisions. The SECC establishes quantitative and qualitative factors to assess performance as a basis for compensation related decisions and makes appropriate recommendations to the Management Board regarding the annual VC pool and its allocation across the business divisions and infrastructure functions. Additional committees, as delegated bodies of the SECC, are an integral part of the overall governance structure; the inclusion of these committees is designed to ensure that diversified expertise from multiple stakeholders is taken into consideration when making compensation decisions and applying compensation practices.

In order to maintain its independence, only employees from control functions who are not aligned to any of our business divisions are members of the SECC. During 2015, the SECC saw a number of membership changes, in line with the membership changes of the Management Board. From November 2015, the SECC comprises the Chief Administration Officer and the Chief Financial Officer, both of whom are also Members of the Management Board, as Co-Chairpersons, as well as the Chief Risk Officer (also a Management Board Member), the Global Head of Human Resources and an additional Finance representative as Voting Members. The Compensation Officer, the Deputy Compensation Officer and the Global Head of Reward are Non-Voting Members. The SECC generally meets on a monthly basis and it had 21 meetings with regard to the performance year 2015 compensation process.

# Determination of Variable Compensation – Methodology

The Bank has a robust methodology in place to ensure that the determination of VC reflects risk-adjusted performance as well as the capital position of the Bank and its divisions. The ultimate Group VC pool is primarily driven by (i) Group affordability (i.e., what "can" the Bank award in alignment with regulatory requirements) and (ii) Group strategy (what "should" the Bank award in order to provide an appropriate compensation while protecting the long-term health of the franchise).

| Parameter | Description |
| --- | --- |
| Group affordability | Group affordability is assessed, as a first step, to determine if the Bank is in a position to award VC and still meet the liquidity and capital requirements. Group affordability is the overriding consideration of the VC pool decisions. The metrics used are linked to the Bank's Risk Appetite Framework and include, but are not limited to, Common Equity Tier 1 Ratio (CET 1 Ratio), Economic Capital Adequacy Ratio, Leverage Ratio, Stressed Net Liquidity and Basel 3 Liquidity Coverage Ratio, as well as to the Bank's "negative results test" (which was first defined for the 2015 performance year). |
| Risk-adjusted performance | Having assessed Group affordability, risk-adjusted performance is the starting point of VC pool determination.<br><br>The Bank uses economic capital (EC) scaled to align with the Bank's forward looking unexpected losses to risk-adjust the VC pools across the divisions. The EC model is the Bank's primary method for calculating the degree of future potential risk to which the Bank may be exposed and measures the amount of capital that the Bank would need in order to absorb very severe unexpected losses arising from the Bank's exposures. The risk adjustment takes into account credit, market, operational and business risk. The EC charge increases in case of an increase of the risk profile of the Bank, thereby reducing Bank-wide economic profitability and, by extension, the amount of VC awarded.<br><br>As part of the range of considerations, the SECC compares and contrasts the view of actual performance through this formulaic VC pool calculation with a view of VC pools aligned with underlying performance and other factors such as:<br>– **Group & Divisional Key Performance Indicators (KPIs):** Both Group and divisional scorecards, which consolidate a consistent set of financial and non-financial KPIs, provided by control functions, are used to assess performance against targets.<br>– **Qualitative risk and regulatory assessments:** The VC pool decision must be sustain-able and, as such, items such as new regulatory matters and pending litigation, overdue audit findings and Risk Red Flag scores are key considerations in the VC determination process.<br>– **Relative performance:** Both Group and divisional performance is assessed in the context of performance vis-á-vis defined peers.<br>– **Market position and trends:** Environmental factors, market data and market trends, including benchmarking data on various elements of compensation, as well as infor-mation on developing pay practices, are used to support fair, competitive and cost-effective compensation decisions.<br>– **Infrastructure pools:** Infrastructure VC pools are not dependent on the performance of the division(s) they oversee, but are aligned with divisional or functional bonus builds and overall Group affordability. As stated above, performance against key strategic infrastructure indicators is also carefully considered.<br>– **Payout Rates:** Appropriate payout rates are applied to each business division with reference to historical payout rates and market context. |
| Ultimate VC pool decision | The SECC recommends the derived Group VC pool to the Management Board for formal ratification. Taking all the factors into account, in careful assessment of additional considerations discretion may also be exercised, for example where strategic investments require time to contribute to performance, where one-off business or market dynamics are expected to reverse or in the context of relevant strategic factors, especially under employee retention and franchise protection or strengthening considerations.<br><br>After ratification, the Compensation Control Committee is formally notified. |

## Consideration of Individual Performance

While individual VC decisions are discretionary, all decisions must be performance-based and linked to a number of factors, including, but not limited to, risk-adjusted Group, divisional and individual performance as well as retention considerations and behavioral aspects. Managers, when exercising discretion, must fully understand both the absolute and relative risk-taking activities of individuals to ensure that VC allocations are balanced and risk-taking is not inappropriately incentivized.

This applies, in particular, to managers of MRTs who are required to attest that they have thoroughly reviewed and considered all of the relevant financial, non-financial and risk metrics when determining individual compensation. In addition, narrative commentary is also required to articulate how the compensation parameters (both quantitative and qualitative) and the individual's performance and behavioral factors have influenced the ultimate compensation decision. Inputs (both positive and negative) from internal control functions were collected on MRTs and provided to managers. These inputs were intended to ensure an appropriate impact on decisions with regard to the employees' performance assessment, promotion potential and VC.

# Variable Compensation for 2015

Achieving a sustainable balance between shareholder and employee interests is a key aspect of Strategy 2020. For 2015, the Bank's compensation decisions had to carefully balance Deutsche Bank's reported a loss for 2015 against the Bank's positive revenue developments and overall capital position as well as its franchise protection considerations.

The SECC has monitored the affordability of VC throughout 2015. In assessing the affordability of the Bank's proposed 2015 VC pool, the SECC has concluded that, although the Bank has had an overall negative result (negative result test), the Bank's capital and liquidity positions remain above regulatory minimum requirements and that the significant impairment charges taken in 3Q 2015 have only had a marginal impact on the Bank's fully loaded CET 1 ratio and therefore affordability parameters are met. The Bank's 2015 financial statements and plans for the financial years 2016 and 2017 exceed both internal risk appetite metrics and expected regulatory minimum requirements.

Under consideration of underlying risk-adjusted financial performance, the Management Board confirmed a Group VC pool to be granted in March 2016 of € 2.4 billion. Applying the foreign exchange rates used for the 2015 VC pool to the 2014 VC pool, this represents a decrease compared to 2014 by approximately 17 %. The decision to grant and communicate VC for the performance year 2015 in March 2016, rather than in February as in previous years was made in order to allow for more time to assess the full year performance, and only then to finalize compensation decisions.

While the pool determination had to factor in the negative results and the overall shareholder return, it also had to take into account that the revenues were solid and that the negative results for 2015 are mainly driven by extraordinary items not stemming from the divisions' performance in 2015.

Furthermore, a more significant reduction would have jeopardized the implementation of Strategy 2020 as it would have compromised the Bank's ability to attract and retain talent. The Bank's employees are the key factor in achieving the goals of Strategy 2020. In order to sustain the momentum that has been built up over the last months it is essential that the employees are rewarded adequately.

As part of their VC for the performance year 2015, select employees who are critical for the Bank and the targeted achievements of Strategy 2020 received a Key Position Award (KPA). Whilst the amount of KPAs granted to these individuals reflects the individual performance for 2015, it was especially important to employ specific structural elements to the KPA which allow for an even stronger link to the long-term sustainable performance of the Bank. In order to achieve this stronger link, the KPA is granted completely in Deutsche Bank shares with a deferral period of four years without pro-rata vesting ("cliff-vesting") as well as an additional retention period of one year. All these structural elements exceed the current corresponding regulatory requirements of payment in instruments, deferral period and retention period.

Furthermore, a certain proportion of the individual's KPA is subject to an additional share price hurdle, meaning this award proportion only vests in the event that the Bank's share price reaches a certain share target price. This additional hurdle aims to link the Variable Compensation for 2015 even more closely to the future performance of the Bank and the targeted achievements of the Bank's Strategy 2020. It also underpins the Bank's expectation of a continued strong performance for the next years by the individuals receiving this award.

Variable Compensation and deferral rates


in € bn.
in %
5
4
3
2
1
0
100
80
60
40
20
0
4.3
2.2
49%
2.1
3.6
1.4
61%
2.2
3.2
1.7
47%
1.5
3.2
1.6
49%
1.6
2.7
1.3
52%
1.4
0.2
2.9
(0.5)
(17)%
2.4
1.2
49%
1.2
2010
2011
2012
2013
2014
FX¹
2014 (FX adjusted)²
Reduction³
2015

- Cash
- Deferred
- ◇ Deferral rate in % (i.e. the proportion of the total Variable Compensation that is delivered in deferred awards)

[1] FX effects by recalculating the 2014 VC figures using the FX rates applied for 2015 VC
[2] 2014 VC figures recalculated by using the FX rates applied for 2015 VC
[3] FX adjusted decrease in VC year-on-year (2015 versus 2014)

| in € m. (unless stated otherwise) | CB&S | GTB | Deutsche AWM | PBC | NCOU | 2015 Group Total | 2014 Group Total |
|---|---|---|---|---|---|---|---|
| **Total Compensation**[1] | **4,751** | **1,025** | **1,646** | **2,924** | **182** | **10,528** | 10,020 |
| thereof: | | | | | | | |
| Fixed Pay | 3,298 | 810 | 1,178 | 2,692 | 144 | 8,122 | 7,313 |
| Variable Compensation | 1,453 | 215 | 468 | 232 | 38 | 2,406 | 2,707 |
| **# of employees (full-time equivalent) at period end** | **28,280** | **10,791** | **11,299** | **49,196** | **1,538** | **101,104** | 98,138 |

[1] Total Compensation defined as FP for 2015 plus VC granted in March 2016. As in previous years, variable remuneration granted by Deutsche Postbank AG is not included in the above variable amount. For Deutsche Postbank AG, a total amount of variable remuneration of € 38 million is envisaged (2014: € 40 million). All figures in the table include the allocation of Infrastructure and Regional Management related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

## Recognition and Amortization of Variable Compensation Granted

As of December 31, 2015, including awards granted in early March 2016, unamortized deferred VC expenses amount to approximately € 2.0 billion. The following graph visualizes the amount of VC recognized on the balance sheet for 2015 and the projected future amortization of outstanding VC over the next financial years (future grants and forfeitures excluded).

### Variable Compensation

Recognition as of December 31, 2015 and projected amortization of deferred compensation granted

in € bn.


3.3
Projected amortization (excluding future grants and forfeitures)
1.2
2.0
1.0
*thereof € 1.1 bn recognized as other liability
0.5
1.2
0.5
2.1*
0.5
*thereof € 1.0 bn recognized in equity
0.3
0.2
0.3
0.8
0.2
0.1
0.2
Recognized on balance sheet as of Dec 31, 2015
Not yet recognized on balance sheet as of Dec 31, 2015
2016
2017
2018
2019 – 2020
Cash portion of variable compensation granted for performance year 2015 recognized as part of other liabilities.
Deferred variable compensation granted for performance year 2015.
Deferred variable compensation granted for performance years earlier than 2014.

Of the VC for 2015, € 1.2 billion are charged to the income statement for 2015 and € 1.2 billion will be charged to future years. In addition, the income statement for 2015 was charged with a VC of € 1.4 billion stemming from prior years' deferrals.

### Reconciliation between Variable Compensation and P&L charge

in € bn


2.7
2.4
2.6
2.8
1.4
1.2
1.2
1.4
1.4
1.5
1.3
1.2
1.2
1.3
2014
2015
Deferred awards (charged in future periods)
Amortization of prior years' deferrals
2015
2014
Variable compensation awarded for the respective performance year
Income statement charge for variable compensation for the respective year
Amortization of prior years' deferrals
Deferred awards (charged in future periods)
Cash bonus (charged in respective period)

# Variable Compensation Structure and Vehicles

VC has been used by the Bank for many years to incentivize, reward and retain strong performing employees and thereby differentiate Total Compensation outcomes.

The compensation structures are designed not to provide incentives for excessive risk-taking. Against this background, the Bank chose to go beyond the regulatory requirements as in previous years, aligning the VC of an even broader group of employees to the long-term performance of the Bank. Furthermore, MRTs are on average subject to deferral rates in excess of the minimum 40 % - 60 % regulatory requirements. Additionally, the Bank has decided to increase the minimum deferral period for all employees receiving deferred VC to four years. These compensation structures aim to ensure that the alignment of the VC to the sustainable performance of the Group increases with the level of responsibility and the overall compensation.

| Employee Group | Description | Impact on Variable Compensation |
|---|---|---|
| Material Risk Takers | The Bank identifies all employees whose work is deemed to have a material impact on the overall risk profile in accordance with the InstVV. InstVV MRTs are identified for the whole Group on a Group level but also on a single legal entity level for the significant institutions in the meaning of Sec. 17 InstVV. In addition to Deutsche Bank AG, 18 other legal entities in Deut-sche Bank Group (excl. Postbank) fall under the criteria of Sec. 17 InstVV and are therefore deemed to be significant. | At least 40 %-60 % of the VC is deferred for four years on a pro rata vesting schedule. All MRTs receive 50 % in restricted equity and 50 % in restricted cash. In addition, 50 % of the upfront VC award is also awarded in equity. 100 % of any VC above € 500,000 is fully deferred. Furthermore, employees with a FP in excess of € 500,000 are subject to a 100 % VC deferral.<br><br>In accordance with respective guidance provided by the BaFin, these requirements do not apply for MRTs whose VC is less than € 50,000. |
| Senior Management Group ("SMG") | As the significant influencers and stewards of the Bank's long-term health and performance, it is prudent that the majority of their compensation should be linked to the long-term development and success of the Group. All members of the Senior Management Group are MRTs. | To further align the compensation of this group with the long-term, sustained performance of the Bank, the deferred equity awards are subject to a combined deferral and retention period of five years ("cliff-vesting"). |
| All other employees | All employees are subject to the Bank's deferral matrix. The deferral matrix continues to be geared towards protecting lower earners, whilst ensuring an appropriate amount of deferral for higher earners. | The deferral threshold is set at € 100,000 above which at least 50 % of any VC was deferred. 50 % of the deferred VC is received in restricted cash and 50 % in restricted equity. |

The overall benefits of deferred awards and the positive aspects from a retention and risk management perspective must also be carefully balanced with the management of compensation costs for future years and the implications of increasing levels of deferral. Reflecting what the Bank deems to be an appropriate balance, 49 % of the overall Group VC pool for 2015 is paid or delivered later than March 2016.

## Overview on Award Types

| Award Type | Description | Beneficiaries | Deferral Period | Retention Period | Proportion |
|---|---|---|---|---|---|
| Cash Bonus | Upfront cash proportion | All employees[2] | N/M | N/M | 50 % of upfront (non-deferred) compensation for InstVV MRTs<br>100 % of upfront (non-deferred) compensation for all other employees |
| Equity Upfront Award ("EUA") | Upfront equity proportion: The value of the EUA is linked to the Bank's share price and is therefore tied to the long-term sustained performance of the Bank | All MRTs[2] with VC ≥ € 50,000 | N/M | 12 months (increased from 6 months in 2014) | 50 % of upfront (non-deferred) compensation for MRTs |
| Restricted Incentive Award ("RIA")[3] | Non-equity based portion (deferred cash compensation) | All employees with deferred VC | Pro rata vesting over four years (increased from three years in 2014) | N/M | 50 % of deferred compensation |
| Restricted Equity Award ("REA")[4] | Deferred equity portion: The value of the REA is linked to the Bank's share price over the vesting and retention period and is therefore tied to the long-term sustained performance of the Bank | All employees with deferred VC | Pro rata vesting over four years (increased from three years in 2014); Cliff-vesting after 4.5 years for SMG | 6 months for MRTs | 50 % of deferred compensation |
| Key Position Award ("KPA") | Specific deferred equity award for selected employees who are deemed to be key contributors in the achievement of Strategy 2020 | Selected employees | Cliff-vesting after four years | 1 year | N/M |

1 All equity awards for MRTs are subject to a retention period upon the vesting of each tranche during which time employees are not permitted to sell their shares.
2 Employees with a Fixed Pay of more than € 500,000 are subject to a 100 % VC deferral and receive no upfront VC.
3 A limited number of senior employees/MRTs in our Deutsche AWM division received a portion of their deferred award in the form of an Employee Investment Plan (EIP) Award. These are cash settled awards based on the value of funds managed by the business. Deferral and forfeiture provisions under the EIP remain the same as all other awards. These employees still receive 50 % of their deferred award in equity (as a REA) as required by regulation.
4 Employees in the Private Client Services ("PCS") business of Deutsche AWM receive a PCS award instead of REA.

**Overview on 2015 Deferral Schedule**

| | | 2016 | | 2017 | | 2018 | | 2019 | | 2020 | | 2021 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Award Type | Mar | Sep | Mar | Sep | Mar | Sep | Mar | Sep | Mar | Sep | Mar |
| Senior Management Group | Cash Bonus | Payment | | | | | | | | | | |
| | EUA | Vesting | | Delivery | | | | | | | | |
| | RIA | | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | |
| | REA | | | | | | | | | | Cliff-Vesting | Delivery |
| | KPA | | | | | | | | | Cliff-Vesting | | Delivery |
| All other Material Risk Takers | Cash Bonus | Payment | | | | | | | | | | |
| | EUA | Vesting | | Delivery | | | | | | | | |
| | RIA | | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | |
| | REA | | | 1/4 Vesting | Delivery | 1/4 Vesting | Delivery | 1/4 Vesting | Delivery | 1/4 Vesting | Delivery | |
| | KPA | | | | | | | | | Cliff-Vesting | | Delivery |
| All other employees | Cash Bonus | Payment | | | | | | | | | | |
| | RIA | | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | 1/4 Vesting & Payment | | |
| | REA | | | 1/4 Vesting & Delivery | | 1/4 Vesting & Delivery | | 1/4 Vesting & Delivery | | 1/4 Vesting & Delivery | | |
| | KPA | | | | | | | | | Cliff-Vesting | | Delivery |

# Ex post Risk Adjustment of Variable Compensation

Performance conditions and forfeiture provisions are key elements of the Bank's deferred compensation structures and support the alignment of awards with future conduct and performance while also allowing for an appropriate back-testing of the initial performance assessment. As illustrated by the statistics in this report, the percentage of VC awards subject to deferral, and therefore performance conditions and forfeiture provisions, increases in line with Total Compensation. In conjunction with the scope of the risk adjustment measures, the duration for which they are applicable is equally important and is reflected in the application of such conditions up to the settlement of awards.

The VC decisions for 2015 were accompanied by the decision to increase the ability to apply measures for an appropriate ex post risk adjustment. Increasing the minimum deferral period to four years allows for the application of an ex post risk adjustment for a longer timeframe. Additionally, to underpin the importance of an appropriate ex post risk adjustment, the Bank reviewed and chose to further strengthen its performance conditions and forfeiture provisions.

**Overview on Performance Conditions and Forfeiture Provisions of Variable Compensation for 2015**

| Performance Conditions and Forfeiture Provisions | Description | Material Risk Takers | | | Other employees with Deferred Awards | |
|---|---|---|---|---|---|---|
| | | EUA | REA/ KPA | RIA | REA/ KPA | RIA |
| Group's Common Equity Tier 1 capital ratio performance condition | If at the quarter end prior to vesting or settlement the Group's CET 1 ratio is below a certain threshold | Whole undelivered award will be forfeited | All undelivered tranches will be forfeited | | All undelivered tranches will be forfeited | |
| Negative Group IBIT performance condition | If, in any financial year during the vesting period, the Management Board determines that prior to delivery Group Income before Income Taxes (IBIT) is negative | | Next tranche due for delivery will be forfeited* | Next tranche due for delivery will be forfeited | Next tranche due for delivery will be forfeited* | |
| Negative Divisional IBIT performance condition | If, in any financial year during the vesting period, the Management Board determines that prior to delivery Divisional Income before Income Taxes (IBIT) is negative, even if Group IBIT condition is met (Divisional IBIT condition is not applicable for employees in Regional Management, Infrastructure and NCOU) | | Next tranche due for delivery will be forfeited* | Next tranche due for delivery will be forfeited | | |
| Impairment provision | In the event that it is discovered that the award (or the grant, vesting or settlement of any other award made to the participant) was based on performance measures or assumptions that are later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to an employee has a significant adverse effect on any Group entity, division or the Group as a whole | Up to 100 % of undelivered awards will be forfeited | | | | |
| Policy / Regulatory Breach provision | In the event of a discovery of an internal policy or procedure breach, or breach of any applicable laws or regulations imposed externally prior to settlement | Up to 100 % of undelivered awards will be forfeited | | | | |
| Material Control Failure | If a Material Control Failure occurs, whether arising by act or omission (or series of acts or omissions), which is considered to be attributable to the Participant (whether in whole or in part, directly or indirectly, in a supervisory or managerial capacity, as a member of a committee or panel or otherwise) | Up to 100 % of undelivered awards will be forfeited | | | | |
| Regulatory Requirements | If forfeiture is required to comply with prevailing regulatory requirements (which, for the avoidance of doubt, includes any legislation or guidance published by a regulator from time to time) | Up to 100 % of undelivered awards will be forfeited | | | | |

* For the award types subject to a cliff-vesting, a certain proportion of the award (20 % for REAs of the SMG, 25 % for KPAs) will be forfeited in respect of a year, if the IBIT is negative for that respective year.

With respect to deferred awards scheduled to be delivered in the first quarter of 2016, the Management Board has confirmed that the performance conditions relating to Group-wide and divisional IBIT for the Financial Year 2015 have been met. In exercising its discretion to make this determination, the Management Board recognized the unique circumstances that the Bank's loss for the Financial Year 2015 reflects strategic decisions, adjustments for goodwill impairments and business restructuring costs. Consequently, deferred awards are delivered as planned in the first quarter in 2016.

# Compensation Disclosure pursuant to Section 16 InstVV and Art. 450 CRR

On a global basis, 3,005 employees were identified as InstVV Material Risk Takers (MRTs) for FY 2015, spanning 50 countries. The collective remuneration elements for InstVV MRTs are detailed in the tables below in accordance with Sec. 16 InstVV and Art. 450 CRR.

### Aggregate remuneration for Material Risk Takers

| in € m. (unless stated otherwise)[1] | Senior Management[2] | Supervisory Function[3] | CB&S | PBC | GTB | Deutsche AWM | NCOU | Group Total |
|---|---|---|---|---|---|---|---|---|
| | | | Further MRTs | | | | | 2015 |
| Number of employees | 181 | 60 | 1,871 | 179 | 212 | 452 | 50 | 3,005 |
| Total Pay | 343 | N/M | 1,689 | 85 | 114 | 391 | 48 | 2,670 |
| thereof: | | | | | | | | |
| Fixed Pay | 189 | N/M | 909 | 49 | 62 | 191 | 23 | 1,423 |
| Variable Pay | 153 | N/M | 780 | 35 | 52 | 200 | 25 | 1,246 |
| Variable Pay[4] | 153 | N/M | 780 | 35 | 52 | 200 | 25 | 1,246 |
| thereof: | | | | | | | | |
| Variable in cash | 51 | N/M | 283 | 18 | 27 | 107 | 13 | 498 |
| Variable in shares | 102 | N/M | 497 | 18 | 26 | 90 | 13 | 745 |
| Variable in share-linked instruments | 0 | N/M | 0 | 0 | 0 | 0 | 0 | 0 |
| Variable in other types of instruments | 0 | N/M | 0 | 0 | 0 | 3 | 0 | 3 |

N/M – Not meaningful
1 All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.
2 Senior Management refers to Management Board Members/ Executive Directors of significant institutions in accordance with Sec. 17 InstVV and to members of the Senior Management Group.
3 Supervisory Function refers to non-executive Board members and Supervisory Board members of significant institutions in accordance with Sec. 17 InstVV. Compensation information is not reported for non-executive Board members and Supervisory Board members.
4 Variable Pay is reported which includes VC as well as other discretionary remuneration elements.

### Deferred Compensation

| in € m. | Senior Management | Further MRTs | 2015 Group Total |
|---|---|---|---|
| Outstanding deferred Variable Pay | 470 | 1,831 | 2,301 |
| thereof: | | | |
| Vested awards | 25 | 30 | 55 |
| Unvested awards | 445 | 1,802 | 2,246 |
| Deferred Variable Pay granted for 2015 | 144 | 760 | 904 |
| Deferred Variable Pay granted during 2015[1] | 215 | 915 | 1,131 |
| Deferred Variable Pay forfeited due to ex-post risk-adjustment in 2015 | 0 | 26 | 26 |
| Deferred Variable Pay from previous years vested during 2015 | 148 | 989 | 1,137 |

1 Does not include Variable Compensation granted in March 2016 for the Financial Year 2015.

During the course of 2015, 13 InstVV MRTs had awards subject to forfeiture as a result of being terminated for cause or as a result of a finding of a Policy Breach. The total amount forfeited (based on the value of the awards at grant) was € 26.2 million.

### Sign-on and termination payments

| | Senior Management | Further MRTs | 2015 Group Total |
|---|---|---|---|
| Sign On payments (in € m.) | 0 | 1 | 1 |
| Number of beneficiaries | 2 | 8 | 10 |
| Termination payments granted (in € m.) | 10 | 27 | 38 |
| Number of beneficiaries | 3 | 67 | 70 |

The highest termination payment granted to an InstVV MRT was € 5.2 million.

Remuneration of high earners

| in € | 2015 Number of employees |
| --- | --- |
| Total Pay | |
| 1,000,000 to 1,499,999 | 385 |
| 1,500,000 to 1,999,999 | 151 |
| 2,000,000 to 2,499,999 | 84 |
| 2,500,000 to 2,999,999 | 48 |
| 3,000,000 to 3,499,999 | 29 |
| 3,500,000 to 3,999,999 | 21 |
| 4,000,000 to 4,499,999 | 10 |
| 4,500,000 to 4,999,999 | 8 |
| 5,000,000 to 5,999,999 | 8 |
| 6,000,000 to 6,999,999 | 6 |
| 7,000,000 to 7,999,999 | 3 |
| 8,000,000 to 8,999,999 | 1 |
| 9,000,000 to 9,999,999 | 0 |
| 10,000,000 to 10,999,999 | 1 |
| 11,000,000 to 11,999,999 | 1 |

# Management Board Report and Disclosure

## Compensation System for Management Board Members

### Responsibility

The Supervisory Board as a plenary body is responsible for the structuring of the compensation system for the members of the Management Board as well as for determining their individual compensation. The Supervisory Board is supported by the Compensation Control Committee.

As required by law, the Compensation Control Committee comprises four members, of which at least one must have sufficient expertise and professional experience in the area of risk management and risk controlling and at least one other must be an employee representative. With regard to the Management Board, it is the task of the Compensation Control Committee to support and monitor the Supervisory Board in the appropriate structuring of the compensation system and prepare the resolutions of the Supervisory Board regarding the individual compensation of the Management Board members.

### Approval of the compensation system by the General Meeting

The Supervisory Board regularly reviews the compensation system for the members of the Management Board. In the case of a change or restructuring of the compensation framework, the Supervisory Board uses the possibility provided in the German Act on the Appropriateness of Management Board Remuneration (*Gesetz zur Angemessenheit der Vorstandsvergütung* – VorstAG) for the General Meeting to approve the system of compensation for Management Board members. Most recently, in May 2013, the General Meeting approved a new compensation system for the members of the Management Board by a large majority of 88.71 % retroactive to January 1, 2013.

With effect from January 1, 2016, the Supervisory Board changed the compensation system for Management Board members with regard to the amount of fixed compensation, the contributions to the company pension plan, the variable compensation components and their target figures. In May 2016, the General Meeting will be given the opportunity to vote on a resolution on the approval of the changed compensation system.

## Regulatory and statutory requirements

The structuring of the compensation system for members of the Management Board takes place in consideration of and within the framework of the statutory and regulatory requirements. Pursuant to the regulatory approaches under CRD 4, effective since the 2014 financial year, the ratio of fixed to variable compensation is generally limited to 1:1 (cap regulation) for Management Board members, i.e., the amount of variable compensation must not exceed that of fixed compensation. The thought behind this is that excessively high variable compensation could create an increased incentive to enter into inappropriately high risks.

However, lawmakers have also stipulated that shareholders can resolve to soften the requirement by setting the ratio of fixed to variable compensation to 1:2. In May 2014, the General Meeting made use of this statutory possibility and approved the before-mentioned setting to 1:2 with a large majority of 90.84 %.

## Principles of the compensation system

The widely varying requirements applicable worldwide present the Supervisory Board with the challenge of being able to offer, within the regulatory requirements, overall compensation packages that continue to be in line with customary market practices and therefore competitive.

When designing the specific structure of the compensation system, determining individual compensation amounts, and structuring its delivery and allocation, the focus is on ensuring a close link between the interests of both the Management Board members and shareholders. While defining the variable compensation, this is achieved through the utilization of clearly defined key financial figures which are directly linked to the performance of Deutsche Bank and granting equity-based compensation components amounting to at least 50 % of the total Variable Compensation. When determining the variable compensation, the equity-based compensation components are directly linked to the performance of the Deutsche Bank share price, and only become eligible for payment after a period of several years.

Through the structure of the compensation system the members of the Management Board are motivated to achieve the objectives set out in the Bank's strategies, to work continuously towards the positive development of the Group and to avoid unreasonably high risks.

In the context of its review of the compensation system and the determination of the Variable Compensation the Supervisory Board uses the expertise of independent external compensation consultants and, if necessary, legal consultants.

## Compensation Structure

The compensation system approved by the Supervisory Board and the compensation structures it encompasses are reflected in the individual Management Board members' contracts.

At the beginning of the financial year, the Supervisory Board reviews the fixed compensation and the target figures for the Variable Compensation components. Furthermore, it defines the general Group-wide and individual objectives for the Management Board members and verifies that the standardized target objectives set for the Long-Term Performance Award are still aligned to the Bank's long-term strategy. The performance of individual Management Board members is evaluated by the Supervisory Board and discussed with the Management Board members at the end of the year.

The total compensation resulting from the new compensation system is divided into both non-performance-related and performance-related components.

Non-Performance-Related Components (fixed compensation)

The fixed compensation is not linked to performance. It consists of a base salary. The base salary is disbursed in twelve equal monthly payments. In 2015, the base salary was as follows:

| in € | 2015 | 2014 |
|---|---|---|
| **Base salary** | | |
| Co-Chairmen | 3,800,000 | 3,800,000 |
| Ordinary Board member | 2,400,000 | 2,400,000 |

The InstVV provides for the possibility to define contributions to the company pension plan as fixed compensation and thus to include these in the basis for calculating the ratio between fixed and variable compensation components.

In the 2015 financial year, the contributions to the company pension plan amounted to:

| in € | 2015 | 2014 |
|---|---|---|
| **Contributions to the company pension plan** | | |
| Co-Chairmen | 650,000 | 650,000 |
| Ordinary Board member | 400,000 | 400,000 |

Additional non-performance-related components include "other benefits". The "other benefits" comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

The Variable Compensation is performance-related and consists of two components:

- the Annual Performance Award and
- the Long-Term Performance Award.

**Annual Performance Award (APA)**

The APA rewards the achievement of the Bank's short and medium-term business policy and corporate objectives that were set as part of the objective setting agreement for the respective financial year's performance evaluation. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients as part of carrying out business activities.

The total amount of the APA is determined on the basis of several components:

- 60 % of the Award amount depends on general Group-wide objectives that are identical for all Management Board members;
- The remaining 40 % of the Award amount is based on individual performance and individual objectives that are set by the Supervisory Board for each member of the Management Board separately considering the member's individual function.

Objectives are generally aligned with the categories "capital", "costs", "competencies", "clients" and "culture" and thus not only reflect quantitative objectives, but also address qualitative aspects of the performance delivered.

**Objectives for the 2015 Financial Year**

The following Group-wide key financial figures were agreed to as metrics for the 2015 financial year and apply equally to all Management Board members. The targets to be achieved may also generally include other aspects, such as return-on-investment targets, derived from the five identified categories:

- Category Capital: Common Equity Tier 1 Ratio (CET 1) and Leverage Ratio;
- Category Costs: Cost-Income-Ratio (CIR);
- Category Competencies: Value added reported; and
- Categories Culture/Clients: Employee Commitment, Behavior and Reputation.

Each category of these objectives is weighted at 15 % in the determination of the Award amount. Thus, the proportion of these categories as part of the overall APA is equal to 60 %.

In assessing the individual performance component, the Supervisory Board agrees with each Board member separately on

- a quantitative objective from the categories **Capital/Costs/Competencies** and
- a qualitative objective from the categories **Culture/Clients.**

Each of these two objectives is also weighted at 15 % in the determination of the Award amount. Thus, the proportion of these objectives as part of the overall APA is 30 %.

Altogether, the sum of Group-wide and individually agreed objectives amounts to 90 % of the overall APA. An additional maximum of 10 % remain for the Supervisory Board to reward outstanding contributions, including project-specific contributions over the course of the financial year as an exercise of its wide discretionary authority.

As part of the annual objective setting process, corresponding factors are set for all objectives that the Supervisory Board will use as the basis for evaluating achievement at the end of the year. The level of the respective target achievement and the final amount of the APA is no longer defined on the basis of a formula, but is determined on a discretionary basis by the Supervisory Board as part of an informed judgment based on the predefined factors. The following factors are considered: the actual value delivered, plan values and externally announced target values, comparable figures of the Bank's peers, the prior-year values in terms of a multi-year review of development as well as a qualitative analysis of the achievement level and also the overall risk orientation of the Bank.

If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that an APA will not be granted.

The annual minimum, target and maximum values applicable to the APA for the year 2015 for an ordinary Management Board member and for the Co-Chairmen of the Management Board are as follows:

| | | | 2015 | 2014 |
|---|---|---|---|---|
| in € | Minimum | Target | Maximum | Target |
| Co-Chairmen | | | | |
| Amount per 15 % objective | 0 | 225,000 | 450,000 | 225,000 |
| **APA total** | **0** | **1,500,000** | **3,000,000** | **1,500,000** |
| Ordinary Board member | | | | |
| Amount per 15 % objective | 0 | 150,000 | 300,000 | 150,000 |
| **APA total** | **0** | **1,000,000** | **2,000,000** | **1,000,000** |

### Long-Term Performance Award (LTPA)

The level of the Long-Term Performance Award is determined on the basis of the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Through the additional inclusion of non-financial parameters, it is also oriented towards how the targets are achieved. This will further promote sustainable performance development.

Accordingly, the level of the LTPA is linked to the Relative Total Shareholder Return and will additionally be based on a Culture & Client Factor. The level of the LTPA is in general formula-based and calculated on the basis of pre-defined target figures. The long-term nature of this compensation component is supported by the determination of the Relative Total Shareholder Return on the basis of a three-year assessment.

#### Relative Total Shareholder Return of Deutsche Bank

The Relative Total Shareholder Return (RTSR) of Deutsche Bank is derived from the Total Shareholder Return of Deutsche Bank in relation to the average total shareholder returns of a select peer group (calculated in Euro). The level of the Award portion is calculated from the average of the annual RTSR for the last three financial years (compensation year and the two preceding years).

If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100 %, then the value of the RTSR portion increases proportionately to an upper limit of 150 % of the target figure, i.e., the value increases by 1 % for each percentage point above 100 %. If the three-year average of the relative total shareholder return is lower than 100 %, the value declines disproportionately. If the relative total shareholder return is calculated to be in the range of less than 100 % to 80 %, the value of the Award portion is reduced for each lower percentage point by 2 percentage points. In the range between 80 % and 60 %, the value of the Award portion is reduced for each lower percentage point by 3 percentage points. If the three-year average of the RTSR does not exceed 60 %, the value of the Award portion is set to zero.

The peer group used for the calculation of the relative total shareholder return was selected based on the criteria of generally comparable business activities, comparable size and international presence and is regularly reviewed. The peer group now comprises the following banks:

- BNP Paribas and Société Générale (both from the eurozone),
- Barclays, Credit Suisse and UBS (from Europe outside the eurozone), as well as
- Bank of America, Citigroup, Goldman Sachs, JP Morgan Chase and Morgan Stanley (all from the U.S.A.).

#### Culture & Client Factor

Through the Culture & Client Factor, client satisfaction and dealings with clients will be measured to foster a sustainable development of the relationships to clients.

The Supervisory Board will assess the status of the Bank's development in these aspects at its discretion based on divisionally specific survey results as well as other market analyses along the four categories "below average", "average", "good" and "excellent". For a classification in the "excellent" category, 150 % of the Culture & Client Factor target figure is assigned, 100 % for "good", and 50 % for "average". For "below average", the value of the Award portion is set to zero.

Taking into account the adjustments of the compensation system to the CRD 4 requirements, the LTPA will be calculated based on the modified target figures in conjunction with the achieved RTSR as well as the Culture & Client Factor. The LTPA can be a maximum of 150 % of the respective target figures.

## Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of December 31, 2015 amounted to € 58.2 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 52.4 billion and Additional Tier 1 (AT1) capital of € 5.8 billion. The CRR/CRD 4 Tier 1 capital was € 5.7 billion lower than at the end of 2014, primarily driven by a decrease in CET 1 capital of € 7.7 billion since year end 2014 while AT1 capital increased by € 2.0 billion in the same period.

The € 7.7 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of the net loss attributable to Deutsche Bank shareholders and additional equity components of € 6.8 billion in 2015. The € 5.8 billion net loss attributable to the impairment of goodwill and other intangible assets in the third quarter of 2015 was to the extent neutral to which goodwill and other intangible assets were deducted from CET 1 and AT1 capital on a phase-in basis before the impairment. The Decision (EU) (2015/4) of the ECB enforces the recognition of the year end loss in CET 1 capital. Deutsche Bank's revised common share dividend policy refers to the ECB decision as long as the Management Board does not decide and officially announce a different dividend level for the respective year. Following the announcement in 2015 to pay no dividend to common shareholders, no common share dividend has been accrued for 2015. The decrease in CET 1 capital was furthermore driven by the first-time consideration of additional value adjustments (based on the Regulatory Technical Standard on prudent valuation issued by the EBA) in September 30, 2015. Additional value adjustments amounted to € 1.9 billion as per December 31, 2015. The effect on CRR/CRD 4 CET 1 capital was partly compensated by a benefit from the related reduction of the negative amounts resulting from the calculation of expected loss amounts. Deductions of deferred tax assets increased by € 1.0 billion in 2015 mainly as a result of higher deferred tax assets largely due to the net loss as well as threshold effects under the 10/15 % rule. Overall, regulatory adjustments increased due the higher phase-in rate of 40 % in 2015 compared to 20 % in 2014. CRR/CRD 4 CET 1 capital was positively impacted by Currency Translation Adjustments of € 2.0 billion and further positive foreign exchange effects in 2015.

The € 2.0 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 5.5 billion lower than at year end 2014, also impacted by the impairments of goodwill and other intangible assets) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 40 % in 2015 (20 % in 2014) and decreased correspondingly on the level of AT1 capital to 60 % in 2015 (80 % in 2014). The reduction of regulatory adjustments on the level of AT1 capital over-compensated the decrease in our CRR/CRD 4 AT1 capital instruments of € 3.5 billion (compared to December 31, 2014) that resulted mainly from our redemptions of legacy Hybrid Tier 1 capital instruments.

Our fully loaded CRR/CRD 4 Tier 1 capital as of December 31, 2015 was € 48.7 billion, compared to € 50.7 billion at the end of 2014. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 44.1 billion as of December 31, 2015, compared to € 46.1 billion as of December 31, 2014. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of December 2015, nearly unchanged compared to year end 2014.

The decrease of our fully loaded CET 1 capital of € 2.0 billion compared to year end 2014 was due to the fact that the negative impacts (net loss of € 6.8 billion, first-time prudent valuation deduction of € 1.9 billion) were partially reduced by positive counter-effects. These constitute predominantly lower deductions of goodwill and other intangible assets mainly due to impairments (€ 4.5 billion lower deduction compared to year end 2014), a reduced deduction of negative amounts from the calculation of expected loss amounts (€ 0.6 billion lower deduction compared to year end 2014 as a consequence of the prudent valuation assessment) and a positive impact from the change of the foreign currency exchange rates since year end 2014.

## Transitional template for regulatory capital, RWA and capital ratios

| in € m. | Dec 31, 2015 CRR/CRD 4 fully-loaded | Dec 31, 2015 CRR/CRD 4 | Dec 31, 2014 CRR/CRD 4 fully loaded | Dec 31, 2014 CRR/CRD 4 |
|---|---|---|---|---|
| **Common Equity Tier 1 (CET 1) capital: instruments and reserves** | | | | |
| Capital instruments and the related share premium accounts | 37,088 | 37,088 | 37,144 | 37,144 |
| Retained earnings | 27,607 | 27,607 | 26,509 | 26,509 |
| Accumulated other comprehensive income (loss), net of tax | 4,096 | 4,281 | 1,617 | 1,923 |
| Independently reviewed interim profits net of any foreseeable charge or dividend | (7,025) | (7,025) | 481 | 481 |
| Other | 0 | 92 | 0 | 118 |
| **Common Equity Tier 1 (CET 1) capital before regulatory adjustments** | **61,766** | **62,042** | **65,750** | **66,175** |
| **Common Equity Tier 1 (CET 1) capital: regulatory adjustments** | | | | |
| Additional value adjustments (negative amount) | (1,877) | (1,877) | 0 | 0 |
| Other prudential filters (other than additional value adjustments) | (622) | (330) | (725) | (391) |
| Goodwill and other intangible assets (net of related tax liabilities) (negative amount) | (8,439) | (3,376) | (12,979) | (2,596) |
| Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount) | (3,310) | (1,324) | (2,620) | (524) |
| Negative amounts resulting from the calculation of expected loss amounts | (106) | (58) | (712) | (147) |
| Defined benefit pension fund assets (negative amount) | (1,173) | (469) | (961) | (192) |
| Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount) | (76) | (39) | (54) | (11) |
| Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 15 % threshold and net of eligible short positions) (negative amount) | (818) | (278) | (499) | (84) |
| Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 15 % threshold) (negative amount) | (953) | (324) | (778) | (133) |
| Other regulatory adjustments | (291) | (1,537) | (345) | (1,994) |
| **Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital** | **(17,665)** | **(9,613)** | **(19,674)** | **(6,072)** |
| **Common Equity Tier 1 (CET 1) capital** | **44,101** | **52,429** | **46,076** | **60,103** |
| **Additional Tier 1 (AT1) capital: instruments** | | | | |
| Capital instruments and the related share premium accounts | 4,676 | 4,676 | 4,676 | 4,676 |
| Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1 | N/M | 6,482 | N/M | 10,021 |
| **Additional Tier 1 (AT1) capital before regulatory adjustments** | **4,676** | **11,157** | **4,676** | **14,696** |
| **Additional Tier 1 (AT1) capital: regulatory adjustments** | | | | |
| Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount) | (125) | (48) | (57) | (57) |
| Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR | N/M | (5,316) | N/M | (10,845) |
| Other regulatory adjustments | 0 | 0 | 0 | 0 |
| **Total regulatory adjustments to Additional Tier 1 (AT1) capital** | **(125)** | **(5,365)** | **(57)** | **(10,902)** |
| **Additional Tier 1 (AT1) capital** | **4,551** | **5,793** | **4,619** | **3,794** |
| **Tier 1 capital (T1 = CET 1 + AT1)** | **48,651** | **58,222** | **50,695** | **63,898** |
| **Tier 2 (T2) capital** | **12,325** | **6,299** | **12,376** | **4,395** |
| **Total capital (TC = T1 + T2)** | **60,976** | **64,522** | **63,072** | **68,293** |
| **Total risk-weighted assets** | **396,714** | **397,382** | **393,969** | **396,648** |
| **Capital ratios** | | | | |
| Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets) | 11.1 | 13.2 | 11.7 | 15.2 |
| Tier 1 capital ratio (as a percentage of risk-weighted assets) | 12.3 | 14.7 | 12.9 | 16.1 |
| Total capital ratio (as a percentage of risk-weighted assets) | 15.4 | 16.2 | 16.0 | 17.2 |

### Reconciliation of shareholders' equity to regulatory capital

| in € m. | Dec 31, 2015 CRR/CRD 4 | Dec 31, 2014 CRR/CRD 4 |
|---|---|---|
| **Total shareholders' equity per accounting balance sheet** | **62,678** | **68,351** |
| Deconsolidation/Consolidation of entities | (681) | (1,419) |
| Thereof: | | |
| Additional paid-in capital | (5) | (5) |
| Retained earnings | (369) | (1,107) |
| Accumulated other comprehensive income (loss), net of tax | (307) | (306) |
| **Total shareholders' equity per regulatory balance sheet** | **61,997** | **66,932** |
| Noncontrolling interest based on transitional rules | 92 | 118 |
| Accrual for dividend and AT1 coupons | (231) | (1,182) |
| Reversal of deconsolidation/consolidation of the position Accumulated other comprehensive income (loss), net of tax, during transitional period | 184 | 306 |
| **Common Equity Tier 1 (CET 1) capital before regulatory adjustments** | **62,042** | **66,175** |
| Additional value adjustments | (1,877) | 0 |
| Other prudential filters (other than additional value adjustments) | (330) | (391) |
| Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR | (1,246) | (1,648) |
| Goodwill and other intangible assets (net of related tax liabilities) | (3,376) | (2,596) |
| Deferred tax assets that rely on future profitability | (1,648) | (657) |
| Defined benefit pension fund assets | (469) | (192) |
| Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities | (278) | (84) |
| Other regulatory adjustments | (389) | (503) |
| **Common Equity Tier 1 capital** | **52,429** | **60,103** |

### Development of regulatory capital

| in € m. | CRR/CRD 4 Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Common Equity Tier 1 (CET 1) capital - opening amount** | **60,103** | 38,534 |
| Common shares, net effect | 0 | 921 |
| Additional paid-in capital | (53) | 7,429 |
| Retained earnings | (6,097) | 1,077 |
| Common shares in treasury, net effect/(+) sales (–) purchase | (3) | 6 |
| Movements in accumulated other comprehensive income | 2,759 | 2,947 |
| Accrual for dividend and AT1 coupons | (231) | (1,182) |
| Additional value adjustments | (1,877) | 0 |
| Goodwill and other intangible assets (net of related tax liabilities) | (780) | 8,870 |
| Deferred tax assets that rely on future profitability (excluding those arising from temporary differences) | (800) | (524) |
| Negative amounts resulting from the calculation of expected loss amounts | 89 | 283 |
| Defined benefit pension fund assets | (277) | (192) |
| Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities | (194) | 1,505 |
| Securitization positions not included in risk-weighted assets | 0 | 945 |
| Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) | (191) | (133) |
| Other, including regulatory adjustments | (19) | (383) |
| **Common Equity Tier 1 (CET 1) capital - closing amount** | **52,429** | 60,103 |
| **Additional Tier 1 (AT1) Capital – opening amount** | **3,794** | 12,182 |
| New Additional Tier 1 eligible capital issues | 0 | 0 |
| Matured and called instruments | (4,289) | (2,512) |
| Transitional arrangements | 5,529 | (11,292) |
| Thereof: | | |
| Goodwill and other intangible assets (net of related tax liabilities) | 5,320 | (10,383) |
| Other, including regulatory adjustments | 759 | 5,416 |
| **Additional Tier 1 (AT1) Capital – closing amount** | **5,793** | 3,794 |
| **Tier 1 capital** | **58,222** | 63,898 |
| **Tier 2 (T2) capital – closing amount** | **6,299** | 4,395 |
| **Total regulatory capital** | **64,522** | 68,293 |

## Development of risk-weighted assets

The table below provides an overview of RWA broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Within credit risk, the line item "Other" in advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item "Other" includes RWA from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

**Risk-weighted assets by model approach and business division according to transitional rules**

| | Dec 31, 2015 | | | | | | |
|---|---|---|---|---|---|---|---|
| in € m. | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consolidation & Adjustments and Other | Total |
| Credit Risk | 89,811 | 72,171 | 42,435 | 12,942 | 13,028 | 11,633 | 242,019 |
| Segment reallocation | (3,515) | 536 | 4,854 | 376 | 76 | (2,328) | 0 |
| Advanced IRBA | 85,249 | 61,655 | 32,253 | 10,346 | 7,858 | 12,862 | 210,223 |
| Central Governments and Central Banks | 3,990 | 45 | 1,077 | 1 | 6 | 9,500 | 14,619 |
| Institutions | 8,497 | 1,303 | 3,472 | 140 | 382 | 355 | 14,149 |
| Corporates | 59,482 | 11,369 | 26,837 | 3,945 | 2,944 | 882 | 105,459 |
| Retail | 192 | 38,910 | 23 | 130 | 725 | 0 | 39,980 |
| Other | 13,088 | 10,028 | 844 | 6,131 | 3,801 | 2,125 | 36,016 |
| Foundation IRBA | 2,083 | 3,076 | 174 | 0 | 0 | 0 | 5,333 |
| Central Governments and Central Banks | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Institutions | 0 | 5 | 0 | 0 | 0 | 0 | 5 |
| Corporates | 2,083 | 3,072 | 174 | 0 | 0 | 0 | 5,329 |
| Standardized Approach | 5,172 | 6,792 | 5,154 | 2,219 | 5,093 | 1,099 | 25,530 |
| Central Governments or Central Banks | 24 | 146 | 30 | 2 | 0 | 0 | 202 |
| Institutions | 539 | 86 | 33 | 11 | 2 | 0 | 671 |
| Corporates | 2,473 | 1,441 | 3,511 | 1,147 | 739 | 573 | 9,884 |
| Retail | 6 | 4,172 | 239 | 34 | 567 | 0 | 5,018 |
| Other | 2,129 | 948 | 1,342 | 1,027 | 3,785 | 525 | 9,755 |
| Risk exposure amount for default funds contributions | 821 | 111 | 0 | 0 | 0 | 0 | 933 |
| Settlement Risk | 9 | 0 | 0 | 0 | 0 | 0 | 9 |
| Credit Valuation Adjustment (CVA) | 12,012 | 434 | 2 | 347 | 3,083 | 0 | 15,877 |
| Internal Model Approach | 11,957 | 396 | 2 | 343 | 3,082 | 0 | 15,780 |
| Standardized Approach | 55 | 38 | 0 | 4 | 1 | 0 | 97 |
| Market Risk | 33,795 | 32 | 173 | 1,268 | 14,286 | 0 | 49,553 |
| Internal Model Approach | 28,776 | 0 | 173 | 373 | 8,741 | 0 | 38,063 |
| Standardized Approach | 5,019 | 32 | 0 | 895 | 5,545 | 0 | 11,491 |
| Operational Risk[1] | 59,503 | 7,644 | 9,456 | 9,252 | 4,069 | 0 | 89,923 |
| Advanced measurement approach | 59,503 | 7,644 | 9,456 | 9,252 | 4,069 | 0 | 89,923 |
| Total | 195,130 | 80,280 | 52,066 | 23,808 | 34,465 | 11,633 | 397,382 |

1 The movements for the business divisions are due to a change in the allocation methodology performed in the first quarter 2015.

| | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|
| in € m. | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consolidation & Adjustments and Other | Total |
| Credit Risk | 83,548 | 69,584 | 41,740 | 7,310 | 19,280 | 22,666 | 244,128 |
| Segment reallocation | (2,200) | 520 | 3,327 | 330 | 94 | (2,071) | 0 |
| Advanced IRBA | 77,263 | 58,786 | 31,763 | 3,910 | 13,062 | 14,638 | 199,422 |
| Central Governments and Central Banks | 3,948 | 124 | 1,020 | 0 | 74 | 218 | 5,385 |
| Institutions | 8,359 | 1,538 | 3,103 | 73 | 623 | 171 | 13,869 |
| Corporates | 55,678 | 9,938 | 26,916 | 2,740 | 5,062 | 1,199 | 101,533 |
| Retail | 121 | 37,852 | 30 | 91 | 773 | 0 | 38,867 |
| Other | 9,157 | 9,334 | 694 | 1,006 | 6,529 | 13,049 | 39,769 |
| Foundation IRBA | 2,079 | 3,303 | 107 | 0 | 1 | 0 | 5,491 |
| Central Governments and Central Banks | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Institutions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Corporates | 2,079 | 3,303 | 107 | 0 | 1 | 0 | 5,490 |
| Standardized Approach | 4,804 | 6,884 | 6,542 | 3,070 | 6,122 | 10,099 | 37,522 |
| Central Governments or Central Banks | 21 | 63 | 27 | 3 | 0 | 0 | 114 |
| Institutions | 593 | 124 | 51 | 4 | 3 | 35 | 810 |
| Corporates | 2,841 | 1,401 | 4,747 | 1,111 | 1,075 | 584 | 11,759 |
| Retail | 7 | 4,064 | 422 | 45 | 1,141 | 18 | 5,697 |
| Other | 1,341 | 1,232 | 1,296 | 1,908 | 3,903 | 9,462 | 19,142 |
| Risk exposure amount for default funds contributions | 1,601 | 90 | 1 | 0 | 1 | 0 | 1,693 |
| Settlement Risk | 25 | 0 | 0 | 0 | 0 | 1 | 27 |
| Credit Valuation Adjustment (CVA) | 16,024 | 445 | 7 | 445 | 4,019 | 262 | 21,203 |
| Internal Model Approach | 15,953 | 417 | 7 | 443 | 3,953 | 1 | 20,774 |
| Standardized Approach | 71 | 28 | 0 | 2 | 66 | 261 | 428 |
| Market Risk | 44,469 | 92 | 199 | 2,483 | 16,967 | 0 | 64,209 |
| Internal Model Approach | 31,439 | 0 | 199 | 1,339 | 8,625 | 0 | 41,602 |
| Standardized Approach | 13,029 | 92 | 0 | 1,144 | 8,342 | 0 | 22,607 |
| Operational Risk | 31,512 | 9,605 | 1,321 | 6,368 | 18,275 | 0 | 67,082 |
| Advanced measurement approach | 31,512 | 9,605 | 1,321 | 6,368 | 18,275 | 0 | 67,082 |
| Total | 175,578 | 79,725 | 43,268 | 16,607 | 58,541 | 22,929 | 396,648 |

The RWA according to CRR/CRD 4 were € 397.4 billion as of December 31, 2015, compared with € 396.6 bil-lion at the end of 2014. The overall increase of € 0.8 billion largely reflects an increase in operational risk RWA assets of € 22.8 billion that is offset by reductions in the other risk categories. Operational Risk RWA are up primarily due to legal operational risk losses including legal provisions as well as an increased operational risk loss profile of the banking industry. Credit Risk RWA are € 2.1 billion lower mainly as a result of a revised treatment of pension fund exposure calculation as well as de-risking activities partly offset by increases from foreign exchange movements. The lower RWA for market risk are largely attributable to lower risk levels coming from the market risk standardized approach for securitisation positions. The € 5.3 billion reduction in RWA for CVA is mainly driven by de-risking and hedging activities.

RWA calculated on CRR/CRD 4 fully loaded basis were € 396.7 billion as of December 31, 2015 compared with € 394.0 billion at the end of 2014. The increase was driven by the same movements as outlined for transitional rules. The fully loaded RWA were € 668 million lower than the risk-weighted assets under the transitional rules due to lower risk-weighted assets coming from our deferred tax assets that arise from temporary differences and from our significant holdings of CET 1 instruments of financial sector entities, which are both subject to the threshold exemptions as outlined in Article 48 CRR.

More specifically the following key drivers of RWA movements have been observed.

Credit Risk RWA decreased by 0.9 % or € 2.1 billion, reflecting:

- Book size, reflecting organic changes in our portfolio size and composition, decreased by € 4.8 billion in 2015, compared to a decline of € 5 billion in 2014. This decline was primarily driven by derivatives and security financing transaction positions mainly in our Core Bank reflecting de-risking activities.
- Methodology and policy, reflecting RWA movements resulting from externally, regulatory-driven changes, decreased by € 3.3 billion in 2015, compared to an increase of € 24 billion in 2014, mainly as a result from the application of a revised treatment to defined benefit pension fund exposure, partly offset by a change in the applicable risk weight exposure to insurance companies.
- Book quality, representing the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities, decreased by € 2.1 billion in 2015, compared to € 2.3 billion in 2014, driven by improvements in the underlying exposure risk profile partly offset by the impact from recalibrations of risk parameter and process enhancements.
- The decrease in the category "Other", which represents changes not included in the other categories described in this paragraph, of € 2.7 billion in 2015, compared to an increase of € 5.0 billion in 2014, was mainly driven by movements resulting from the transitional treatment of our defined benefit pension fund assets as well as from movements applying the 10/15 % threshold rule.
- Credit Risk RWA were also impacted by foreign exchange movements € 10.4 billion in 2015, compared to € 11.8 billion in 2014, mainly resulting from a strengthening US Dollar.

Market Risk RWA decreased by 23 % or € 14.7 billion, reflecting:

- Movements in risk levels, reflecting movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, contributed to € 27.7 billion in 2015, compared to a decline of € 10.2 billion in 2014, and were predominantly due to lower risk levels in the Market Risk Standard Approach, Value-at-Risk, Stressed Value-at-Risk and Incremental Risk Charge components, mainly reflecting de-risking activities in the Non-Core Operations Unit (which particularly impacted the Market Risk Standardized Approach).
- Offsetting effects in the category methodology and policy, representing changes in our internal models, such as methodology enhancements, of € 5.7 billion in 2015, compared to € 20.1 billion in 2014, resulted from the termination of the transitional period granted by Article 337 (4) CRR for the Market Risk Standardized Approach, as well as in market data changes and recalibrations by € 3.9 billion. As a result, the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums.
- Market data changes, resulting from fluctuations in market data levels, volatilities, correlations, liquidity and ratings, resulted in a market risk RWA impact of € 3.9 billion, compared to a decrease of € 0.7 billion in 2014.
- Market risk RWA were also impacted by foreign exchange movements of € 1.9 billion compared to € 2.7 billion in 2014, which were predominately reflected in the Market Risk Standardized Approach.

Operational Risk RWA increased by 34 % or € 22.8 billion reflecting:

- Loss profile changes (internal and external) contributed € 24.2 billion in 2015, compared to € 9.3 billion in 2014, mainly driven by the early recognition of enhancements to our Advanced Measurement Approach model (contributing additional RWA of € 7.7 billion), further effects from a model change related to reasonable possible litigation losses and by large external market operational risk events, which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions. From the third quarter 2014, further effects from the model change related to reasonably possible litigation losses are shown under the category "loss profile changes".

Credit Valuation Adjustment RWA decreased by 25 % or € 5.3 billion reflecting:

- Movement in risk levels, which includes changes to the portfolio size and composition, decreased by € 5.2 billion primarily due to de-risking of the portfolio throughout the year and due to re-optimization of the CVA RWA hedging program and market volatility.
- Credit valuation adjustment RWA were also impacted by foreign exchange movements of € 1.9 billion, mainly resulting from a strengthening US Dollar.

# Economic Capital

## Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our "gone concern approach" as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition has been further aligned with the CRR/CRD 4 capital framework. Additional valuation adjustments, expected loss shortfall, home loans and savings protection and holdings of own capital instruments are now deducted from Pillar 2 capital supply. The prior year information has been revised accordingly.

**Internal Capital Adequacy**

| in € m. (unless stated otherwise) | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Capital supply** | | |
| Shareholders' equity | 62,678 | 68,351 |
| Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1] | (407) | (544) |
| Defined benefit pension fund assets[2] | (1,173) | (961) |
| Deferred tax assets | (7,762) | (6,865) |
| Additional valuation adjustments | (1,877) | 0 |
| Expected Loss Shortfall | (106) | (712) |
| Home loans and savings protection | (291) | (345) |
| Holdings of own capital instruments | (62) | (54) |
| Fair Value adjustments for financial assets reclassified to loans[3] | (147) | 0 |
| Noncontrolling Interests[4] | 0 | 0 |
| Hybrid Tier 1 capital instruments | 11,962 | 16,158 |
| Tier 2 capital instruments | 8,016 | 6,620 |
| **Capital supply** | **70,832** | **81,648** |
| | | |
| **Capital demand** | | |
| Total economic capital requirement | 38,442 | 31,866 |
| Credit risk | 13,685 | 12,885 |
| Market risk | 17,436 | 14,852 |
| Operational risk | 10,243 | 7,598 |
| Business risk | 5,931 | 3,084 |
| Diversification benefit | (8,852) | (6,554) |
| Intangible assets | 10,078 | 14,951 |
| **Capital demand** | **48,520** | **46,817** |
| | | |
| **Internal capital adequacy ratio** | **146 %** | **174 %** |

1 Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
2 Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
3 Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
4 Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 146 % as of December 31, 2015, compared with 174 % as of December 31, 2014. The change of the ratio was driven by a decrease in capital supply and a higher economic capital usage. Shareholders' equity decreased by € 5.7 billion mainly driven by goodwill impairments. Hybrid Tier 1 capital instruments decreased by € 4.2 billion mainly driven by called capital instruments. Tier 2 capital instruments increased by 1.4 billion mainly due to the issuance of new instruments. The increase in capital demand was driven by higher economic capital requirement as explained in the section "Risk Profile", partly offset by a decrease in intangible assets due to goodwill impairments as explained in the section "Goodwill and Other Intangible Assets".

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

## Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

### Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based "backstop" measure.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Art. 429 of the CRR as per Delegated Regulation (EU) 2015/62 of 10 October 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The Off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0 %, 20 %, 50 %, or 100 %), which depend on the risk category subject to a floor of 10 %.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis:

Summary reconciliation of accounting assets and leverage ratio exposures

| in € bn. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Total assets as per published financial statements** | **1,629** | **1,709** |
| Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation | 3 | (28) |
| Adjustments for derivative financial instruments | (263) | (276) |
| Adjustment for securities financing transactions (SFTs) | 25 | 16 |
| Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures) | 109 | 127 |
| Other adjustments | (107) | (103) |
| **Leverage ratio total exposure measure** | **1,395** | **1,445** |

Leverage ratio common disclosure

| in € bn. (unless stated otherwise) | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Total derivative exposures | 215 | 318 |
| Total securities financing transaction exposures | 164 | 152 |
| Total off-balance sheet exposures | 109 | 127 |
| Other Assets | 924 | 866 |
| Asset amounts deducted in determining Tier 1 capital fully loaded | (17) | (19) |
| Tier 1 capital fully loaded | 48.7 | 50.7 |
| Total Exposures | 1,395 | 1,445 |
| Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %) | 3.5 | 3.5 |

## Description of the factors that had an impact on the leverage ratio in 2015

As of December 31, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.5 % compared to 3.5 % as of December 31, 2014, taking into account as of December 31, 2015 a fully loaded Tier 1 capital of € 48.7 billion over an applicable exposure measure of € 1,395 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

Over the year 2015 the active management of our leverage exposure resulted in a decrease of the leverage ratio exposure amounting to € 129 billion, though this decrease was partly offset by foreign exchange impacts of € 79 billion primarily related to the appreciation of the U.S. dollar to the euro. The decrease of € 50 billion mainly reflects reductions in derivatives and securities financing transaction of € 91 billion. Off-balance sheet exposures reduced € 18 billion primarily from the application of revised EBA treatment to defined benefit pension fund assets. This was offset by increases on our balance sheet for cash, central bank and interbank balances by € 26 billion, loans by € 22 billion and financials assets available for sale by € 9 billion.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of December 31, 2015 compared to 23 as of December 31, 2014.

For main drivers of the Tier 1 capital development please refer to section Regulatory Capital in this report.

# Credit Risk Exposure

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities, as well as from our direct trading activity with clients in certain instruments including OTC derivatives like foreign exchange forwards and Forward Rate Agreements. A default risk also arises from our positions in equity products and traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfil their contractual payment obligations.

## Maximum Exposure to Credit Risk

The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in our financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities related collateral. In relation to collateral we apply internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure.

**Maximum Exposure to Credit Risk**

Dec 31, 2015

| | | Credit Enhancements | | | |
|---|---|---|---|---|---|
| in € m.[1] | Maximum exposure to credit risk[2] | Netting | Collateral | Guarantees and Credit derivatives[3] | Total credit enhancements |
| Cash and central bank balances | 96,940 | 0 | 22 | 0 | 22 |
| Interbank balances (w/o central banks) | 12,842 | 0 | 57 | 13 | 70 |
| Central bank funds sold and securities purchased under resale agreements | 22,456 | 0 | 22,037 | 0 | 22,037 |
| Securities borrowed | 33,557 | 0 | 32,031 | 0 | 32,031 |
| Financial assets at fair value through profit or loss[4] | 734,449 | 409,317 | 152,858 | 699 | 562,874 |
| Trading assets | 119,991 | 0 | 4,615 | 519 | 5,134 |
| Positive market values from derivative financial instruments | 515,594 | 407,171 | 69,008 | 106 | 476,285 |
| Financial assets designated at fair value through profit or loss | 98,864 | 2,146 | 79,235 | 74 | 81,455 |
| thereof: | | | | | |
| Securities purchased under resale agreement | 51,073 | 2,146 | 47,664 | 0 | 49,811 |
| Securities borrowed | 21,489 | 0 | 21,154 | 0 | 21,154 |
| Financial assets available for sale[4] | 71,368 | 0 | 760 | 0 | 760 |
| Loans[5] | 432,777 | 0 | 207,923 | 30,188 | 238,111 |
| Other assets subject to credit risk | 78,978 | 58,478 | 386 | 365 | 59,229 |
| Financial guarantees and other credit related contingent liabilities[6] | 57,325 | 0 | 5,730 | 8,166 | 13,897 |
| Irrevocable lending commitments and other credit related commitments[6] | 174,549 | 0 | 6,973 | 6,275 | 13,248 |
| **Maximum exposure to credit risk** | **1,715,241** | **467,795** | **428,777** | **45,707** | **942,279** |

1 All amounts at carrying value unless otherwise indicated.
2 Does not include credit derivative notional sold (€ 655,584 million) and credit derivative notional bought protection. Cash and central bank balances mainly relate to Liquidity Reserves.
3 Bought credit protection is reflected with the notional of the underlying.
4 Excludes equities, other equity interests and commodities.
5 Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
6 Figures are reflected at notional amounts.

Dec 31, 2014

| in € m.[1] | Maximum exposure to credit risk[2] | Credit Enhancements | | | |
|---|---|---|---|---|---|
| | | Netting | Collateral | Guarantees and Credit derivatives[3] | Total credit enhancements |
| Cash and central bank balances[4] | 74,482 | 0 | 7 | 0 | 7 |
| Interbank balances (w/o central banks)[4] | 9,090 | 0 | 53 | 21 | 74 |
| Central bank funds sold and securities purchased under resale agreements | 17,796 | 0 | 16,988 | 0 | 16,988 |
| Securities borrowed | 25,834 | 0 | 24,700 | 0 | 24,700 |
| Financial assets at fair value through profit or loss[5] | 862,035 | 522,373 | 163,576 | 1,102 | 687,051 |
| Trading assets | 125,130 | 0 | 3,537 | 533 | 4,070 |
| Positive market values from derivative financial instruments | 629,958 | 519,590 | 76,512 | 336 | 596,439 |
| Financial assets designated at fair value through profit or loss | 106,947 | 2,782 | 83,527 | 233 | 86,542 |
| thereof: | | | | | |
| Securities purchased under resale agreement | 60,473 | 2,415 | 58,058 | 0 | 60,473[6] |
| Securities borrowed | 20,404 | 368 | 19,955 | 0 | 20,323[6] |
| Financial assets available for sale[5] | 62,038 | 0 | 938 | – | 938 |
| Loans[7] | 410,825 | 0 | 205,376 | 28,496 | 233,872 |
| Other assets subject to credit risk | 85,061 | 67,009 | 768 | 363 | 68,140 |
| Financial guarantees and other credit related contingent liabilities[8] | 62,087 | 0 | 6,741 | 8,723 | 15,464 |
| Irrevocable lending commitments and other credit related commitments[8] | 154,446 | 0 | 5,958 | 8,582 | 14,540 |
| **Maximum exposure to credit risk** | **1,763,695** | **589,381** | **425,106** | **47,287** | **1,061,774** |

1 All amounts at carrying value unless otherwise indicated.
2 Does not include credit derivative notional sold (€ 680,699 million) and credit derivative notional bought protection. Cash and central bank balances mainly relate to Liquidity Reserves.
3 Bought credit protection is reflected with the notional of the underlying.
4 In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.
5 Excludes equities, other equity interests and commodities.
6 Comparatives have been restated to include Netting.
7 Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
8 Figures are reflected at notional amounts.

The overall decrease in maximum exposure to credit risk for December 31, 2015 was predominantly driven by a € 114.4 billion decrease in positive market values from derivative financial instruments during the period, partly offset by a € 22.5 billion increase in cash and central bank balances, € 22.0 billion increase in loans, € 20.1 billion increase in irrevocable loan commitments and other credit related commitments as well as foreign exchange impacts across various products.

Included in the category of trading assets as of December 31, 2015, were traded bonds of € 103.2 billion (€ 107.8 billion as of December 31, 2014) that are over 79 % investment-grade (over 80 % as of December 31, 2014). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 95 % were investment-grade (more than 94 % as of December 31, 2014).

Credit Enhancements are split into three categories: netting, collateral, and guarantees and credit derivatives. A prudent approach is taken with respect to haircuts, parameter setting for regular margin calls as well as expert judgements for collateral valuation to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies. These financial institutions are mainly domiciled in Western European countries and the United States. Furthermore we have collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

# Credit Quality of Financial Instruments neither Past Due nor Impaired

We derive our credit quality from internal ratings and group our exposures into classes as shown below. Please refer to section "Measuring Credit Risk" for more details about our internal ratings.

**Credit Quality of Financial Instruments neither Past Due nor Impaired**

| | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|
| in € m.[1] | iAAA–iAA | iA | iBBB | iBB | iB | iCCC and below | Total |
| Cash and central bank balances | 91,154 | 2,377 | 1,918 | 1,311 | 68 | 111 | 96,940 |
| Interbank balances (w/o central banks) | 4,606 | 5,450 | 877 | 957 | 18 | 935 | 12,842 |
| Central bank funds sold and securities purchased under resale agreements | 3,607 | 15,590 | 1,870 | 1,234 | 37 | 118 | 22,456 |
| Securities borrowed | 24,306 | 5,380 | 1,461 | 2,361 | 49 | 0 | 33,557 |
| Financial assets at fair value through profit or loss[2] | 287,102 | 302,873 | 65,479 | 59,148 | 13,177 | 6,669 | 734,449 |
| Trading assets | 55,319 | 14,526 | 15,837 | 24,971 | 5,558 | 3,780 | 119,991 |
| Positive market values from derivative financial instruments | 184,183 | 271,328 | 36,100 | 17,265 | 4,894 | 1,824 | 515,594 |
| Financial assets designated at fair value through profit or loss | 47,601 | 17,019 | 13,543 | 16,912 | 2,724 | 1,065 | 98,864 |
| thereof: | | | | | | | |
| Securities purchased under resale agreement | 15,371 | 10,120 | 10,053 | 13,699 | 968 | 863 | 51,073 |
| Securities borrowed | 17,629 | 3,819 | 8 | 33 | 0 | 0 | 21,489 |
| Financial assets available for sale[2] | 59,157 | 4,519 | 2,070 | 3,404 | 159 | 219 | 69,528 |
| Loans[3] | 52,022 | 59,376 | 123,334 | 136,404 | 40,348 | 9,387 | 420,871 |
| thereof: | | | | | | | |
| IAS 39 reclassified loans | 1,672 | 461 | 878 | 627 | 76 | 397 | 4,110 |
| Other assets subject to credit risk | 30,724 | 26,465 | 6,924 | 13,615 | 941 | 308 | 78,978 |
| Financial guarantees and other credit related contingent liabilities[4] | 6,384 | 15,464 | 18,283 | 10,827 | 4,668 | 1,700 | 57,325 |
| Irrevocable lending commitments and other credit related commitments[4] | 23,035 | 46,220 | 44,603 | 37,643 | 21,212 | 1,834 | 174,549 |
| **Total** | 582,099 | 483,714 | 266,820 | 266,904 | 80,678 | 21,282 | 1,701,495 |

[1] All amounts at carrying value unless otherwise indicated.
[2] Excludes equities, other equity interests and commodities.
[3] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[4] Figures are reflected at notional amounts.

| | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|
| in € m.[1] | iAAA–iAA | iA | iBBB | iBB | iB | iCCC and below | Total |
| Cash and central bank balances[2] | 70,744 | 1,202 | 1,694 | 686 | 51 | 105 | 74,482 |
| Interbank balances (w/o central banks)[2] | 3,651 | 4,208 | 547 | 618 | 25 | 40 | 9,090 |
| Central bank funds sold and securities purchased under resale agreements | 854 | 13,564 | 1,553 | 1,414 | 332 | 79 | 17,796 |
| Securities borrowed | 18,705 | 5,200 | 1,114 | 727 | 88 | 0 | 25,834 |
| Financial assets at fair value through profit or loss[3] | 312,470 | 385,335 | 81,930 | 58,678 | 16,094 | 7,529 | 862,036 |
| Trading assets | 58,014 | 15,973 | 18,230 | 21,767 | 7,061 | 4,085 | 125,130 |
| Positive market values from derivative financial instruments | 208,057 | 348,179 | 46,675 | 20,062 | 5,120 | 1,865 | 629,958 |
| Financial assets designated at fair value through profit or loss | 46,399 | 21,183 | 17,025 | 16,848 | 3,914 | 1,578 | 106,947 |
| thereof: | | | | | | | |
| Securities purchased under resale agreement | 17,213 | 13,820 | 12,432 | 14,219 | 1,529 | 1,259 | 60,473 |
| Securities borrowed | 17,110 | 3,266 | 20 | 7 | 0 | 0 | 20,404 |
| Financial assets available for sale[3,4] | 50,810 | 3,375 | 1,782 | 3,958 | 194 | 1,719 | 61,838 |
| Loans[5] | 47,554 | 56,865 | 112,106 | 130,438 | 39,181 | 10,313 | 396,458 |
| thereof: | | | | | | | |
| IAS 39 reclassified loans | 2,109 | 1,353 | 1,408 | 1,051 | 685 | 274 | 6,880 |
| Other assets subject to credit risk | 13,538 | 48,714 | 7,049 | 13,927 | 1,105 | 728 | 85,061 |
| Financial guarantees and other credit related contingent liabilities[6] | 6,281 | 17,696 | 20,190 | 11,640 | 4,929 | 1,352 | 62,087 |
| Irrevocable lending commitments and other credit related commitments[6] | 22,938 | 39,336 | 40,145 | 31,492 | 18,924 | 1,612 | 154,446 |
| Total | 547,546 | 575,494 | 268,110 | 253,577 | 80,924 | 23,477 | 1,749,129 |

1 All amounts at carrying value unless otherwise indicated.
2 In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.
3 Excludes equities, other equity interests and commodities.
4 Includes past due instruments in order to be consistent with the Asset Quality section of this report.
5 Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
6 Figures are reflected at notional amounts.

The overall decline in total credit exposure of € 47.6 billion for December 31, 2015 is mainly due to an decrease in positive market value from derivative financial instruments in investment-grade rating categories and here mainly in the category iA, partly offset by foreign exchange impacts across various products.

## Main Credit Exposure Categories

The tables in this section show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter ("OTC") derivatives, traded loans, traded bonds, debt securities available for sale and repo and repo-style transactions:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements).
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.
- "Traded loans" are loans that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold. From a regulatory perspective this category principally covers trading book positions.

- "Traded bonds" include bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term. From a regulatory perspective this category principally covers trading book positions.
- "Debt securities available for sale" include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.
- "Repo and repo-style transactions" consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions before application of netting and collateral received.

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of our main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (w/o central banks), assets held for sale, accrued interest receivables, traditional securitization positions as well as equity investments.

Main Credit Exposure Categories by Business Divisions

| | | | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|---|---|
| in € m. | Loans[1] | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Traded Loans | Traded Bonds | Debt securities available for sale | Repo and repo-style transactions[4] | Total |
| Corporate Banking & Securities | 79,610 | 134,514 | 4,629 | 44,862 | 14,815 | 89,136 | 45,494 | 111,276 | 524,337 |
| Private & Business Clients | 218,451 | 11,174 | 1,662 | 501 | 0 | 1 | 17,146 | 7,132 | 256,067 |
| Global Transaction Banking | 76,125 | 20,410 | 47,699 | 692 | 266 | 28 | 168 | 10,149 | 155,537 |
| Deutsche Asset & Wealth Management | 45,135 | 6,071 | 2,477 | 372 | 10 | 7,112 | 3,441 | 5 | 64,623 |
| Non-Core Operations Unit | 13,321 | 1,642 | 784 | 2,625 | 368 | 6,934 | 1,932 | 14 | 27,620 |
| Consolidation & Adjustments | 135 | 738 | 74 | 0 | 0 | 0 | 85 | 0 | 1,031 |
| Total | 432,777 | 174,549 | 57,325 | 49,053 | 15,459 | 103,212 | 68,266 | 128,575 | 1,029,215 |

1 Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

| | | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|
| in € m. | Loans[1] | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Traded Loans | Traded Bonds | Debt securities available for sale | Repo and repo-style transactions[4] | Total |
| Corporate Banking & Securities | 61,820 | 119,995 | 4,865 | 43,407 | 14,865 | 92,272 | 34,411 | 112,605 | 484,239 |
| Private & Business Clients | 214,688 | 11,687 | 1,735 | 464 | 0 | 2 | 16,665 | 8,714 | 253,955 |
| Global Transaction Banking | 77,334 | 17,121 | 51,663 | 595 | 614 | 87 | 184 | 3,159 | 150,758 |
| Deutsche Asset & Wealth Management | 38,676 | 4,158 | 2,681 | 839 | 12 | 7,940 | 3,403 | 11 | 57,719 |
| Non-Core Operations Unit | 18,049 | 954 | 1,072 | 1,760 | 1,163 | 7,509 | 4,358 | 17 | 34,883 |
| Consolidation & Adjustments | 258 | 530 | 71 | 13 | 0 | (0) | 111 | 0 | 983 |
| Total | 410,825 | 154,446 | 62,087 | 47,078 | 16,654 | 107,808 | 59,132 | 124,507 | 982,537 |

1 Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our main credit exposure increased by € 46.7 billion.

- From a divisional perspective, CB&S increased by € 40.1 billion, Deutsche AWM by € 6.9 billion and GTB by € 4.8 billion. NCOU achieved a managed reduction of € 7.3 billion
- From a product perspective, strong exposure increases have been observed for loans, irrevocable lending commitments and debt securities available for sale. Exposure reductions were observed for contingent liabilities and traded bonds.

### Main Credit Exposure Categories by Industry Sectors

Dec 31, 2015

| in € m. | Loans[1] | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Traded Loans | Traded Bonds | Debt securities available for sale | Repo and repo-style transactions[4] | Total |
|---|---|---|---|---|---|---|---|---|---|
| Financial intermediation | 56,665 | 33,194 | 11,717 | 26,539 | 3,815 | 24,761 | 23,772 | 124,340 | 304,804 |
| Fund management activities | 24,839 | 8,935 | 381 | 1,601 | 118 | 2,303 | 461 | 237 | 38,875 |
| Manufacturing | 26,800 | 40,930 | 17,192 | 2,885 | 1,500 | 2,341 | 314 | 0 | 91,963 |
| Wholesale and retail trade | 16,719 | 12,544 | 5,424 | 1,038 | 499 | 564 | 95 | 1 | 36,884 |
| Households | 200,817 | 11,638 | 2,013 | 719 | 128 | 0 | 0 | 34 | 215,350 |
| Commercial real estate activities[5] | 42,792 | 5,835 | 681 | 1,812 | 3,429 | 738 | 205 | 40 | 55,533 |
| Public sector | 17,050 | 2,450 | 280 | 6,170 | 491 | 55,774 | 39,085 | 2,242 | 123,543 |
| Other | 47,094[6] | 59,023 | 19,636 | 8,289 | 5,478 | 16,731 | 4,333 | 1,680 | 162,263 |
| Total | 432,777 | 174,549 | 57,325 | 49,053 | 15,459 | 103,212 | 68,266 | 128,575 | 1,029,215 |

1 Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
5 Commercial real estate activities are based on counterparty industry classification, irrespective of business division attribution.
6 Loan exposures for Other include lease financing.

Dec 31, 2014

| in € m. | Loans[1] | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Traded Loans | Traded Bonds | Debt securities available for sale | Repo and repo-style transactions[4] | Total |
|---|---|---|---|---|---|---|---|---|---|
| Financial intermediation[5] | 59,580 | 30,481 | 13,698 | 21,309 | 4,421 | 26,784 | 21,668 | 122,155 | 300,097 |
| Fund management activities[5] | 12,145 | 6,696 | 507 | 3,065 | 149 | 2,966 | 349 | 49 | 25,925 |
| Manufacturing[5] | 25,633 | 40,607 | 18,137 | 2,292 | 1,604 | 2,312 | 204 | – | 90,788 |
| Wholesale and retail trade[5] | 15,781 | 11,937 | 6,080 | 1,156 | 865 | 839 | 94 | – | 36,752 |
| Households[5] | 197,853 | 11,082 | 1,864 | 739 | 183 | 2 | 0 | 35 | 211,758 |
| Commercial real estate activities[5,6] | 35,743 | 3,875 | 705 | 2,054 | 3,129 | 606 | 74 | 576 | 46,762 |
| Public sector[5] | 18,051 | 1,753 | 216 | 7,346 | 651 | 56,217 | 32,105 | 716 | 117,056 |
| Other[5] | 46,037[7] | 48,015 | 20,880 | 9,116 | 5,654 | 18,083 | 4,638 | 975 | 153,399 |
| Total | 410,825 | 154,446 | 62,087 | 47,078 | 16,654 | 107,808 | 59,132 | 124,507 | 982,537 |

1 Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
5 Comparatives have been restated to reflect changes in industry sectors.
6 Commercial real estate activities are based on counterparty industry classification, irrespective of business unit attribution.
7 Loan exposures for Other include lease financing.

The above table gives an overview of our credit exposure by industry; allocated based on the NACE code of the counterparty we are doing business with.

From an industry perspective, our credit exposure is higher compared with last year mainly due to an increase in Fund management activities of € 13.0 billion and Commercial real estate activities of € 8.8 billion, driven by higher loan exposure, as well as increases in the category Other by € 8.9 billion mainly attributable to Irrevocable lending commitments.

Loan exposures to the industry sectors financial intermediation, manufacturing and public sector comprise predominantly investment-grade loans. The portfolio is subject to the same credit underwriting requirements stipulated in our "Principles for Managing Credit Risk", including various controls according to single name, country, industry and product-specific concentration.

Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) an underwriting credit committee and/or the Management Board. High emphasis is placed on structuring such transactions so that de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined in the description of our Credit Portfolio Strategies Group's activities.

Our household loans exposure amounting to € 200.8 billion as of December 31, 2015 (€ 197.9 billion as of December 2014) is principally associated with our PBC portfolio. € 155.5 billion (78 %) of the portfolio comprises mortgages, of which € 120.0 billion are held in Germany. The remaining exposures (€ 45.3 billion, 22 %) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding real estate value. Consumer finance is divided into personal instalment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (i.e., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer finance loan risk depends on client quality. Given that they are uncollateralized, compared with mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan-to-value (LTV) ratios, the mortgage portfolio is categorized as lower risk and consumer finance medium risk.

Our commercial real estate loans are generally secured by first mortgages on the underlying real estate property, and follow the credit underwriting requirements stipulated in the "Principles for Managing Credit Risk" noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as LTV ratios of generally less than 75 %. Additionally, given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values regularly.

Excluding the exposures transferred into the NCOU, the Commercial Real Estate Group only in exceptional cases retains mezzanine or other junior tranches of debt (although we do underwrite mezzanine loans), though the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for securitization are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment-grade). We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. In addition, sub-performing and non-performing loans and pools of loans are acquired from other financial institutions at generally substantial discounts to both the notional amounts and current collateral values. The underwriting process for these is stringent and the exposure is managed under separate portfolio limits. Commercial real estate property valuations and rental incomes can be significantly impacted by macroeconomic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category other loans, with exposure of € 47.1 billion as of December 31, 2015 (€ 46.0 billion as of December 31, 2014), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 7 % of our aggregated total credit exposure in these categories as of December 31, 2015 compared with 7 % as of December 31, 2014. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

Our credit exposure to each of the focus industries "Oil and Gas", "Metals, Mining & Steel" and "Shipping" is less than 2 % of our total credit exposure.

Our credit exposure to the "Oil & Gas" industry is approximately € 16 billion, of which gross loans account for € 5 billion, and irrevocable lending commitments account for € 8 billion. Around 60 % of our credit exposure is to investment-grade rated borrowers, mainly in the more resilient segments Oil Majors and National Oil & Gas companies. Less than 20 % of our "Oil & Gas" credit portfolio is to sectors that we consider higher risk and more impacted by the low oil price, namely sub-investment-grade Exploration & Production (predominantly senior secured) and Oil & Gas Services & Equipment segments.

Our credit exposure in our "Metals, Mining and Steel" portfolio is approximately € 10 billion, of which gross loans account for € 5 billion, and irrevocable lending commitments account of € 3 billion. This portfolio is of lower quality compared to our overall Corporate credit portfolio, and has an investment-grade ratio of just 35 %. In line with the structure of the industry, a significant share of our portfolio is in Emerging Markets countries. Our strategy is to reduce this credit portfolio due to elevated risks of this industry, namely material oversupply with resulting pressure on prices and margins.

Out credit exposure to Shipping accounts for approximately € 7 billion, of which gross loans account for € 6 billion, and is largely collateralised. The portfolio is diversified across ship types with global associated risks due to diversified trading income albeit the counterparties mainly domiciled in Europe. A high proportion of the portfolio is sub investment-grade rated in reflection of the pro-longed challenging market conditions over recent years. Exposure to the German "KG" sector (non-recourse financing of vessels via closed end funds) is less than 10 % of the total Shipping exposure.

## Main credit exposure categories by geographical region

| | | | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|---|---|
| in € m. | Loans[1] | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Traded Loans | Traded Bonds | Debt securities available for sale | Repo and repo-style transactions[4] | Total |
| Germany | 203,387 | 23,621 | 11,663 | 3,044 | 530 | 5,065 | 20,080 | 6,568 | 273,957 |
| Western Europe (excluding Germany) | 100,414 | 42,700 | 17,525 | 21,156 | 3,237 | 21,463 | 37,684 | 30,240 | 274,420 |
| thereof: | | | | | | | | | |
| France | 2,335 | 5,904 | 1,535 | 1,015 | 279 | 3,445 | 6,875 | 3,514 | 24,901 |
| Luxembourg | 19,890 | 3,140 | 648 | 1,629 | 481 | 1,746 | 9,937 | 318 | 37,790 |
| Netherlands | 10,405 | 5,851 | 2,348 | 3,498 | 297 | 2,508 | 6,243 | 456 | 31,606 |
| United Kingdom | 8,828 | 9,880 | 1,608 | 6,161 | 508 | 4,614 | 4,762 | 16,352 | 52,713 |
| Eastern Europe | 10,319 | 1,946 | 1,650 | 450 | 1,409 | 2,738 | 244 | 55 | 18,811 |
| thereof: | | | | | | | | | |
| Poland | 7,434 | 705 | 281 | 50 | 0 | 1,640 | 85 | 0 | 10,195 |
| Russia | 1,295 | 533 | 583 | 42 | 953 | 113 | 0 | 1 | 3,520 |
| North America | 72,008 | 96,310 | 14,154 | 14,468 | 6,784 | 50,842 | 7,890 | 74,061 | 336,517 |
| thereof: | | | | | | | | | |
| Canada | 1,481 | 2,391 | 590 | 1,764 | 54 | 1,016 | 659 | 1,676 | 9,631 |
| Cayman Islands | 2,882 | 1,931 | 91 | 919 | 149 | 1,724 | 62 | 12,459 | 20,216 |
| U.S. | 60,991 | 90,773 | 12,966 | 11,367 | 6,146 | 47,786 | 7,158 | 58,496 | 295,683 |
| Central and South America | 6,506 | 1,111 | 1,218 | 1,706 | 731 | 2,345 | 25 | 1,240 | 14,883 |
| thereof: | | | | | | | | | |
| Brazil | 2,267 | 344 | 587 | 458 | 53 | 1,191 | 4 | 526 | 5,430 |
| Mexico | 731 | 102 | 91 | 331 | 107 | 363 | 19 | 378 | 2,121 |
| Asia/Pacific | 37,202 | 7,685 | 10,321 | 7,901 | 2,201 | 20,372 | 2,075 | 14,794 | 102,551 |
| thereof: | | | | | | | | | |
| China | 5,646 | 1,005 | 954 | 571 | 32 | 976 | 0 | 964 | 10,149 |
| Japan | 848 | 336 | 357 | 1,348 | 41 | 3,930 | 22 | 5,556 | 12,438 |
| South Korea | 2,158 | 16 | 919 | 1,000 | 0 | 1,359 | 8 | 0 | 5,460 |
| Africa | 2,123 | 501 | 537 | 300 | 227 | 324 | 100 | 351 | 4,464 |
| Other | 817 | 674 | 258 | 29 | 340 | 62 | 166 | 1,266 | 3,612 |
| Total | 432,777 | 174,549 | 57,325 | 49,053 | 15,459 | 103,212 | 68,266 | 128,575 | 1,029,215 |

[1] Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
[2] Includes irrevocable lending commitments related to consumer credit exposure of €9.2 billion as of December 31, 2015.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

| | | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|
| in € m. | Loans[1] | Irrevocable lending commit-ments[2] | Contingent liabilities | OTC derivatives[3] | Traded Loans | Traded Bonds | Debt securities available for sale | Repo and repo-style transactions[4] | Total |
| Germany | 202,658 | 26,176 | 14,356 | 3,250 | 1,206 | 6,679 | 16,339 | 13,533 | 284,198 |
| Western Europe (excluding Germany) | 94,386 | 36,781 | 18,984 | 18,190 | 3,295 | 21,516 | 33,683 | 23,935 | 250,771 |
| thereof: | | | | | | | | | |
| France | 2,674 | 6,053 | 2,434 | 936 | 423 | 3,684 | 5,346 | 3,656 | 25,207 |
| Luxembourg | 14,156 | 3,835 | 754 | 1,766 | 552 | 2,028 | 6,240 | 190 | 29,522 |
| Netherlands | 10,630 | 5,548 | 2,548 | 5,257 | 436 | 2,726 | 7,751 | 348 | 35,244 |
| United Kingdom | 7,878 | 9,118 | 1,911 | 1,058 | 586 | 4,530 | 5,141 | 13,607 | 43,828 |
| Eastern Europe | 10,524 | 1,755 | 2,136 | 927 | 1,542 | 2,494 | 561 | 243 | 20,183 |
| thereof: | | | | | | | | | |
| Poland | 7,055 | 651 | 315 | 74 | – | 1,353 | 64 | – | 9,511 |
| Russia | 2,068 | 524 | 693 | 205 | 1,081 | 238 | – | 39 | 4,848 |
| North America | 55,540 | 83,400 | 14,291 | 14,338 | 7,531 | 52,898 | 5,736 | 71,306 | 305,040 |
| thereof: | | | | | | | | | |
| Canada | 880 | 2,237 | 932 | 1,087 | 240 | 1,309 | 278 | 1,325 | 8,287 |
| Cayman Islands | 2,571 | 1,982 | 61 | 542 | 322 | 2,256 | 124 | 12,660 | 20,519 |
| U.S. | 45,899 | 77,960 | 12,881 | 12,614 | 6,725 | 48,669 | 5,323 | 56,630 | 266,702 |
| Central and South America | 5,071 | 777 | 1,445 | 1,350 | 604 | 2,936 | 24 | 1,151 | 13,358 |
| thereof: | | | | | | | | | |
| Brazil | 1,787 | 210 | 781 | 241 | 175 | 1,558 | – | 656 | 5,409 |
| Mexico | 363 | 90 | 51 | 447 | 199 | 450 | 19 | 301 | 1,919 |
| Asia/Pacific | 40,081 | 4,774 | 10,062 | 8,643 | 2,226 | 20,677 | 2,467 | 13,818 | 102,747 |
| thereof: | | | | | | | | | |
| China | 9,372 | 331 | 950 | 523 | 180 | 1,698 | – | 1,320 | 14,373 |
| Japan | 866 | 489 | 397 | 3,398 | 173 | 2,371 | 90 | 4,250 | 12,032 |
| South Korea | 2,069 | 11 | 1,095 | 591 | 0 | 842 | – | 342 | 4,949 |
| Africa | 1,924 | 627 | 805 | 351 | 124 | 541 | 49 | 520 | 4,941 |
| Other | 640 | 156 | 7 | 29 | 126 | 67 | 273 | – | 1,297 |
| Total | 410,825 | 154,446 | 62,087 | 47,078 | 16,654 | 107,808 | 59,132 | 124,507 | 982,537 |

1 Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

The above table gives an overview of our credit exposure by geographical region, allocated based on the counterparty's country of domicile, see also section "Credit Exposure to Certain Eurozone Countries" of this report for a detailed discussion of the "country of domicile view".

Our largest concentration of credit risk within loans from a regional perspective is in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business.

Within the OTC derivatives business, tradable assets as well as repo and repo-style transactions, our largest concentrations from a regional perspective were in Western Europe (excluding Germany) and North America. From the industry perspective, exposures from OTC derivative as well as repo and repo-style transactions have a significant share in highly rated financial intermediation companies. For tradable assets, a large proportion of exposure is also with public sector companies.

As of December 31, 2015 our loan book increased to € 432.8 billion (versus € 410.8 billion as of December 31, 2014) mainly in North America and Western Europe (excluding Germany) with fund management and commercial real estate companies experienced largest increases. The increase in loans for Luxembourg is due to ETF related collateral restructuring within CB&S which involved replacing our physical securities exposure by entering into fully funded total returns swaps. The increase in irrevocable lending commitments (€ 20.1 billion) was primarily in the industry sector other mainly in North America and Western Europe (excluding Germany). Credit exposure to Russia has decreased by € 1.3 billion to € 3.5 billion as a result of successful de-risking. Credit exposure to Ukraine is relatively small at € 404 million.

Our portfolio in China of € 10.1 billion is concentrated on trade finance and flow Markets business with large, systemically important local Financial Institutions, financially strong state-owned, privately owned corporates and subsidiaries of Multinational Companies. The tenor structure of our portfolio is mostly short-term.

Brazil is our by far largest credit portfolio in Latin America with € 5.4 billion of exposure. The main focus of the portfolio is on largest, investment-grade rated, financial institutions and corporates. The corporate portfolio is diversified across different industries. The tenor structure of our portfolio is also mostly short-term.

## Credit Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Fundamentals have improved to some extent, with the growth outlook for most of these economies stabilising, competitiveness improving and external imbalances (i.e., current account deficits) narrowing. This adjustment process has been supported by the ECB's Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which have provided a credible (if untested) backstop and helped to contain funding costs. The Quantitative Easing (QE) program has also helped to lower funding costs across the eurozone. The effectiveness of these measures helped limit the contagion to other eurozone bond markets despite the rising uncertainty around the future of Greece's program in the first half of the year following Syriza's election victory in January 2015.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

- In our "risk management view", we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined separately. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a "country of domicile" view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the "risk management" view.
- In our "country of domicile view" we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

**Net credit risk exposure with certain eurozone countries – Risk Management View**

| in € m. | Dec 31, 2015 | Dec 31, 2014[1] |
|---|---|---|
| Greece | 473 | 416 |
| Ireland | 2,809 | 1,398 |
| Italy | 13,269 | 14,920 |
| Portugal | 729 | 1,002 |
| Spain | 8,884 | 8,273 |
| **Total** | **26,164** | **26,009** |

[1] Prior year figures were adjusted by € 0.8 billion exposure with Ireland and Italy to Securitization and Real Estate counterparties erroneously not included as at December 31, 2014.

Net credit risk exposure slightly up by € 0.2 billion since year-end 2014. This was mainly driven by increases in Ireland Securitization portfolio and Spain short-term liquidity exposure, partly offset by decrease in Italy and Portugal largely driven by lower traded credit positions. Greece exposure marginally up driven by vessel collateral revaluations and USD strengthening, excluding the U.S. dollar denominated Shipping portfolio of € 0.3 billion, remaining exposure stands at € 0.1 billion and continues to be closely monitored.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is at what we view as a manageable level.

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties' ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

| | Sovereign | | Financial Institutions | | Corporates | | Retail | | Other | | Total[1] | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | Dec 31, 2015 | Dec 31, 2014 | Dec 31, 2015 | Dec 31, 2014[2] | Dec 31, 2015 | Dec 31, 2014[2] | Dec 31, 2015 | Dec 31, 2014[2] | Dec 31, 2015 | Dec 31, 2014[2] | Dec 31, 2015[1] | Dec 31, 2014[2] |
| **Greece** | | | | | | | | | | | | |
| Gross | 0 | 100 | 732 | 716 | 1,539 | 1,167 | 7 | 6 | 0 | 34 | 2,277 | 2,022 |
| Undrawn | 0 | 0 | 23 | 20 | 118 | 63 | 0 | 1 | 0 | 0 | 142 | 84 |
| Net | 0 | 89 | 237 | 107 | 95 | 125 | 1 | 2 | 0 | 34 | 333 | 357 |
| **Ireland** | | | | | | | | | | | | |
| Gross | 459 | 553 | 998 | 1,100 | 8,752 | 8,230 | 35 | 39 | 4,361[3] | 2,350[3] | 14,605 | 12,273 |
| Undrawn | 0 | 0 | 23 | 48 | 2,568 | 2,206 | 0 | 0 | 393[3] | 476[3] | 2,984 | 2,730 |
| Net | 28 | (21) | 528 | 524 | 5,327 | 5,103 | 5 | 5 | 4,347[3] | 2,350[3] | 10,235 | 7,960 |
| **Italy** | | | | | | | | | | | | |
| Gross | 4,048 | 4,673 | 2,421 | 5,736 | 10,642 | 8,509 | 17,841 | 19,310 | 470 | 1,310 | 35,421 | 39,537 |
| Undrawn | 25 | 0 | 73 | 952 | 4,622 | 3,061 | 148 | 179 | 24 | 28 | 4,892 | 4,220 |
| Net | 507 | 244 | 754 | 3,431 | 7,093 | 5,897 | 6,989 | 6,749 | 448 | 1,229 | 15,792 | 17,551 |
| **Portugal** | | | | | | | | | | | | |
| Gross | 112 | (5) | 260 | 404 | 1,509 | 1,052 | 1,743 | 2,023 | 59 | 205 | 3,684 | 3,679 |
| Undrawn | 0 | 0 | 22 | 37 | 210 | 121 | 25 | 30 | 0 | 0 | 258 | 189 |
| Net | 64 | (76) | 181 | 357 | 1,111 | 503 | 202 | 220 | 59 | 205 | 1,616 | 1,209 |
| **Spain** | | | | | | | | | | | | |
| Gross | 729 | 696 | 1,292 | 2,465 | 9,350 | 9,332 | 9,928 | 10,580 | 257 | 839 | 21,556 | 23,911 |
| Undrawn | 0 | 0 | 203 | 738 | 4,235 | 3,819 | 298 | 476 | 14 | 15 | 4,750 | 5,048 |
| Net | 757 | 275 | 516 | 2,084 | 6,838 | 6,828[4] | 1,872 | 1,890 | 476 | 790 | 10,458 | 11,867[4] |
| **Total gross** | **5,348** | 6,018 | **5,703** | 10,421 | **31,792** | 28,290 | **29,553** | 31,958 | **5,147** | 4,736 | **77,544** | 81,423 |
| **Total undrawn** | **25** | 0 | **344** | 1,795 | **11,754** | 9,271 | **472** | 687 | **431** | 519 | **13,026** | 12,272 |
| **Total net[5]** | **1,356** | 511 | **2,216** | 6,503 | **20,463** | 18,457[4] | **9,069** | 8,866 | **5,330** | 4,608 | **38,434** | 38,944[4] |

1 Approximately 63 % of the overall exposure will mature within the next 5 years.
2 Comparatives as per Financial Report 2014 have been restated down by € 107 million gross exposure and € 101 million net exposure in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.
3 Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.
4 Decrease of CRE collateral of € 4 million in comparison to the Financial Statement in September 2015 due to valuation adjustments in the Postbank portfolio.
5 Total net exposure excludes credit valuation reserves for derivatives amounting to € 159 million as of December 31, 2015 and € 300 million as of December 31, 2014.

Total net exposure to the above selected eurozone countries decreased by € 510 million in 2015 driven largely by reductions in exposure to Italy and Spain, partially offset by increased exposure in Ireland and Portugal.

**Aggregate net credit risk to certain eurozone countries by type of financial instrument**

| | Financial assets carried at amortized cost | | | Financial assets measured at fair value | Financial instruments at fair value through profit or loss | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|
| in € m. | Loans before loan loss allowance | Loans after loan loss allowance | Other[1] | Financial assets available for sale[2] | Derivatives | Other | Total[3] |
| Greece | 139 | 104 | 177 | 0 | 54 | 28 | 363 |
| Ireland | 3,616 | 3,615 | 2,845 | 852 | 988 | 2,092 | 10,392 |
| Italy | 11,249 | 10,298 | 4,094 | 671 | 3,433 | 1,480 | 19,976 |
| Portugal | 604 | 545 | 392 | 12 | 39 | 776 | 1,763 |
| Spain | 5,205 | 4,598 | 3,355 | 198 | 335 | 1,539 | 10,025 |
| Total | 20,813 | 19,160 | 10,863 | 1,733 | 4,849 | 5,915 | 42,520 |

[1] Primarily includes contingent liabilities and undrawn lending commitments.
[2] Excludes equities and other equity interests.
[3] After loan loss allowances.

| | Financial assets carried at amortized cost | | | Financial assets measured at fair value | Financial instruments at fair value through profit or loss | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|
| in € m. | Loans before loan loss allowance[1] | Loans after loan loss allowance[1] | Other[1,2] | Financial assets available for sale[3] | Derivatives | Other | Total[1,4] |
| Greece | 191 | 172 | 92 | 0 | 85 | 28 | 377 |
| Ireland | 2,049 | 2,016 | 2,706 | 481 | 843 | 1,728 | 7,775 |
| Italy | 10,764 | 9,753 | 3,791 | 672 | 4,071 | 3,085 | 21,372 |
| Portugal | 638 | 587 | 306 | 20 | 36 | 558 | 1,506 |
| Spain | 5,617[5] | 4,978[5] | 3,635 | 231 | 510 | 2,015 | 11,369[5] |
| Total | 19,259[5] | 17,506[5] | 10,530 | 1,404 | 5,545 | 7,414 | 42,399[5] |

[1] Comparatives as per Financial Report 2014 have been restated down by € 101 million in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.
[2] Primarily includes contingent liabilities and undrawn lending commitments.
[3] Excludes equities and other equity interests.
[4] After loan loss allowances.
[5] Decrease of CRE collateral of € 4 million in comparison to the Financial Statement in September 2015 due to valuation adjustments in the Postbank portfolio.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

**Credit derivative exposure with underlying assets domiciled in certain eurozone countries**

| | Notional amounts | | | Dec 31, 2015 |
|---|---|---|---|---|
| in € m. | Protection sold | Protection bought | Net protection sold/(bought) | Net fair value |
| Greece | 1,144 | (1,174) | (31) | (2) |
| Ireland | 3,332 | (3,489) | (157) | 4 |
| Italy | 44,132 | (48,316) | (4,184) | (35) |
| Portugal | 4,497 | (4,645) | (147) | 23 |
| Spain | 18,489 | (18,056) | 433 | (2) |
| Total | 71,594 | (75,680) | (4,086) | (13) |

| | Notional amounts | | | Dec 31, 2014 |
|---|---|---|---|---|
| in € m. | Protection sold | Protection bought | Net protection sold/(bought) | Net fair value |
| Greece | 901 | (921) | (20) | 2 |
| Ireland | 4,344 | (4,158) | 186 | 4 |
| Italy | 41,433 | (45,253) | (3,821) | 156 |
| Portugal | 5,876 | (6,173) | (297) | 6 |
| Spain | 18,061 | (17,563) | 498 | 10 |
| Total | 70,614 | (74,068) | (3,454) | 177 |

In line with common industry practice, we use credit default swaps (CDS) as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of reference entity to meeting contractual obligations (i.e., interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. While we clearly focus on net risk including hedging/collateral we also review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected.

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the "Credit Risk Management" section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our "Country Risk Management" and "Industry Risk Management" sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries and portfolio de-risking initiatives.

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instruments and underlying assets to neutralize the maturity mismatch.

Our governance framework is intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures, which we consider to have been effective when Cyprus stresses escalated, with close coordination between Risk, Legal, business and other infrastructure functions to promote consistent operational and strategic responses across the Bank.

Overall, we have managed our exposures to certain eurozone countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

## Sovereign Credit Risk Exposure to Certain Eurozone Countries

The amounts below reflect a net "country of domicile view" of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone countries

| | | | | Dec 31, 2015 | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| in € m. | Direct Sovereign exposure[1] | Net Notional of CDS referencing sovereign debt | Net sovereign exposure | Memo Item: Net fair value of CDS referencing sovereign debt[2] | Direct Sovereign exposure[1] | Net Notional of CDS referencing sovereign debt | Net sovereign exposure | Memo Item: Net fair value of CDS referencing sovereign debt[2] |
| Greece | 0 | 0 | 0 | 0 | 100 | (11) | 89 | 1 |
| Ireland | 55 | (28) | 28 | 1 | (26) | 4 | (21) | 2 |
| Italy | 3,989 | (3,482) | 507 | 36 | 4,600 | (4,356) | 244 | 133 |
| Portugal | 112 | (48) | 64 | (9) | (5) | (71) | (76) | 2 |
| Spain | 725 | 32 | 757 | (12) | 688 | (413) | 275 | 1 |
| Total | 4,881 | (3,526) | 1,356 | 17 | 5,358 | (4,848) | 511 | 139 |

[1] Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2] The amounts reflect the net fair value in relation to credit default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 845 million in net sovereign exposure compared with year-end 2014 mainly reflects movements from credit default swaps, derivative positions and debt securities. The movement in our net sovereign exposure is mainly driven by a significant increase in Italian and Spanish exposure, which primarily reflects exposure changes in credit default swaps, trading debt securities and positive market values from derivatives.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of December 31, 2015, amounted to € 273 million for Italy and € 478 million for Spain and as of December 31,2014 amounted to € 279 million for Italy and € 580 million for Spain.

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

| | | | Dec 31, 2015 | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|
| in € m. | Fair value of sovereign debt | Fair value of derivatives with sovereign counterparties (net position)[1] | Total fair value of sovereign exposures | Fair value of sovereign debt | Fair value of derivatives with sovereign counterparties (net position)[1] | Total fair value of sovereign exposures |
| Greece | 0 | 0 | 0 | 20 | 80 | 100 |
| Ireland | 60 | (4) | 55 | (22) | 0 | (22) |
| Italy | 516[2] | 3,104 | 3,620 | 385[2] | 3,459 | 3,844 |
| Portugal | (111) | (1) | (112) | (8) | 0 | (8) |
| Spain | 232 | 15 | 247 | 66 | 20 | 86 |
| Total | 697 | 3,114 | 3,811 | 441 | 3,559 | 4,000 |

[1] Includes the impact of master netting and collateral arrangements.
[2] Long sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

| | | | Dec 31, 2015 | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|
| in € m. | Fair value of sovereign debt | Original carrying amount | Accumulated impairment losses recognized in net income (after tax) | Fair value of sovereign debt | Original carrying amount | Accumulated impairment losses recognized in net income (after tax) |
| Greece | 0 | 0 | 0 | 0 | 0 | 0 |
| Ireland | 0 | 0 | 0 | 0 | 0 | 0 |
| Italy | 72 | 72 | 0 | 77 | 81 | 0 |
| Portugal | 4 | 4 | 0 | 4 | 4 | 0 |
| Spain | 0 | 0 | 0 | 0 | 0 | 0 |
| Total | 76 | 76 | 0 | 81 | 85 | 0 |

## Credit Exposure Classification

We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

## Corporate Credit Exposure

The tables below show our Corporate Credit Exposure by product types and internal rating bands. Please refer to section "Measuring Credit Risk" for more details about our internal ratings.

**Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – gross**

in € m.
(unless stated otherwise)

| | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|
| Ratingband | Probability of default in %[1] | Loans | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Debt securities available for sale | Total |
| iAAA–iAA | > 0.00 ≤ 0.04 | 50,712 | 23,035 | 6,384 | 22,753 | 59,157 | 162,042 |
| iA | > 0.04 ≤ 0.11 | 49,197 | 46,220 | 15,464 | 10,998 | 4,515 | 126,394 |
| iBBB | > 0.11 ≤ 0.5 | 62,044 | 44,603 | 18,283 | 7,871 | 1,911 | 134,711 |
| iBB | > 0.5 ≤ 2.27 | 51,454 | 37,643 | 10,827 | 5,358 | 2,621 | 107,904 |
| iB | > 2.27 ≤ 10.22 | 20,610 | 21,212 | 4,668 | 1,558 | 57 | 48,105 |
| iCCC and below | > 10.22 ≤ 100 | 9,853 | 1,834 | 1,700 | 515 | 4 | 13,906 |
| Total | | 243,871 | 174,548 | 57,325 | 49,053 | 68,266 | 593,063 |

[1] Reflects the probability of default for a one year time horizon.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3] Includes the effect of netting agreements and cash collateral received where applicable.

in € m.
(unless stated otherwise)

| | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|
| Ratingband | Probability of default in %[1] | Loans | Irrevocable lending commitments[2] | Contingent liabilities | OTC derivatives[3] | Debt securities available for sale | Total |
| iAAA–iAA | > 0.00 ≤ 0.04 | 46,493 | 22,938 | 6,281 | 23,068 | 50,808 | 149,589 |
| iA | > 0.04 ≤ 0.11 | 44,799 | 39,336 | 17,696 | 9,469 | 3,371 | 114,670 |
| iBBB | > 0.11 ≤ 0.5 | 54,167 | 40,145 | 20,190 | 7,810 | 1,746 | 124,057 |
| iBB | > 0.5 ≤ 2.27 | 50,183 | 31,492 | 11,640 | 3,926 | 3,140 | 100,380 |
| iB | > 2.27 ≤ 10.22 | 19,359 | 18,924 | 4,929 | 2,253 | 17 | 45,482 |
| iCCC and below | > 10.22 ≤ 100 | 9,417 | 1,612 | 1,352 | 552 | 50 | 12,983 |
| Total | | 224,418 | 154,446 | 62,087 | 47,078 | 59,132 | 547,161 |

[1] Reflects the probability of default for a one year time horizon.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3] Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure in 2015 of € 45.9 billion or 8.4 %. The increase in irrevocable lending commitments of € 20.1 billion was primarily attributable to North America and Western Europe (excluding Germany). Loans increased by € 19.5 billion, mainly attributable to North America and Western Europe (excluding Germany) with more than half of the increase relating to foreign exchange rate movements. This includes a significant increase of € 16.5 billion in the investment-grade rating band, which is mainly driven by collateral restructuring related to ETF business within CB&S. Debt securities available for sale increased by € 9.1 billion mainly driven by increase in highly liquid securities held in the Group's Strategic Liquidity Reserve. These increases are the result of the ongoing optimization of our liquidity reserves. The increase in debt securities available for sale is almost entirely related to the top rating band. The quality of the corporate credit exposure before risk mitigation has remained stable at 71 % share of investment-grade rated exposures compared to December 31, 2014.

We use risk mitigation techniques as described above to optimize our corporate credit exposure and reduce potential credit losses. The tables below disclose the development of our corporate credit exposure net of collateral, guarantees and hedges.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – net

| in € m. (unless stated otherwise) | | | | | | | Dec 31, 2015[1] |
|---|---|---|---|---|---|---|---|
| Ratingband | Probability of default in %[2] | Loans | Irrevocable lending commitments | Contingent liabilities | OTC derivatives | Debt securities available for sale | Total |
| iAAA–iAA | > 0.00 ≤ 0.04 | 37,450 | 20,567 | 4,963 | 14,844 | 59,157 | 136,982 |
| iA | > 0.04 ≤ 0.11 | 31,446 | 42,466 | 13,256 | 7,983 | 4,515 | 99,666 |
| iBBB | > 0.11 ≤ 0.5 | 31,706 | 41,190 | 15,230 | 6,848 | 1,911 | 96,885 |
| iBB | > 0.5 ≤ 2.27 | 23,865 | 35,173 | 6,811 | 4,139 | 2,621 | 72,609 |
| iB | > 2.27 ≤ 10.22 | 8,698 | 20,309 | 2,411 | 1,516 | 57 | 32,990 |
| iCCC and below | > 10.22 ≤ 100 | 4,532 | 1,670 | 759 | 514 | 4 | 7,479 |
| **Total** | | **137,696** | **161,375** | **43,429** | **35,844** | **68,266** | **446,610** |

[1] Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2] Reflects the probability of default for a one year time horizon.

| in € m. (unless stated otherwise) | | | | | | | Dec 31, 2014[1] |
|---|---|---|---|---|---|---|---|
| Ratingband | Probability of default in %[2] | Loans[3] | Irrevocable lending commitments | Contingent liabilities | OTC derivatives | Debt securities available for sale | Total[3] |
| iAAA–iAA | > 0.00 ≤ 0.04 | 33,125 | 19,407 | 4,282 | 15,843 | 50,808 | 123,464 |
| iA | > 0.04 ≤ 0.11 | 29,396 | 36,137 | 15,268 | 3,957 | 3,370 | 88,128 |
| iBBB | > 0.11 ≤ 0.5 | 28,178 | 35,807 | 16,377 | 6,487 | 1,746 | 88,595 |
| iBB | > 0.5 ≤ 2.27 | 24,403 | 29,634 | 7,274 | 2,746 | 3,140 | 67,196 |
| iB | > 2.27 ≤ 10.22 | 8,546 | 17,514 | 2,865 | 2,164 | 17 | 31,107 |
| iCCC and below | > 10.22 ≤ 100 | 4,320 | 1,451 | 556 | 552 | 50 | 6,929 |
| **Total** | | **127,968** | **139,950** | **46,622** | **31,748** | **59,131** | **405,420** |

[1] Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2] Reflects the probability of default for a one year time horizon.
[3] Prior year figures were adjusted to include € 1.1 billion of CRE collateral relating to Postbank.

The corporate credit exposure net of collateral amounted to € 446.6 billion as of December 31, 2015 resulting in a risk mitigation of 25 % or € 146.5 billion compared to the corporate gross exposure. This includes a more significant reduction of 44 % for our loans exposure which includes a reduction by 55 % for the lower rated sub-investment-grade rated loans and 38 % for the higher rated investment-grade rated loans. The risk mitigation for the total exposure in the weakest rating band was 46 %, which was significantly higher than 15 % in the strongest rating band.

The risk mitigation of € 146.5 billion is split into 29 % guarantees and hedges and 71 % other collateral.

## CPSG Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group ("CPSG") helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG's risk reduction activities increased from € 38.2 billion as of December 31, 2014, to € 45.0 billion as of December 31, 2015, due primarily to the strengthening of the USD.

As of year-end 2015, CPSG mitigated the credit risk of € 41.4 billion of loans and lending-related commitments as of December 31, 2015, through synthetic collateralized loan obligations supported predominantly by financial guarantees. This position totalled € 31.4 billion as of December 31, 2014.

CPSG also held credit derivatives with an underlying notional amount of € 3.6 billion. The position totalled € 6.8 billion as of December 31, 2014. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 8.2 billion as of December 31, 2015, from € 14.1 billion as of December 31, 2014.

# Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

**Consumer credit exposure, consumer loan delinquencies and net credit costs**

| | Total exposure in € m. | | 90 days or more past due as a % of total exposure | | Net credit costs as a % of total exposure[3] | |
|---|---|---|---|---|---|---|
| | Dec 31, 2015 | Dec 31, 2014[1] | Dec 31, 2015 | Dec 31, 2014[1] | Dec 31, 2015 | Dec 31, 2014[1] |
| Consumer credit exposure Germany: | 150,202 | 147,647 | 0.87 | 1.15 | 0.16 | 0.22 |
| Consumer and small business financing | 20,326 | 19,980 | 2.77 | 3.93 | 0.89 | 1.09 |
| Mortgage lending | 129,877 | 127,667 | 0.57 | 0.71 | 0.05 | 0.08 |
| Consumer credit exposure outside Germany | 38,704 | 38,761 | 4.95 | 5.35 | 0.56 | 0.69 |
| Consumer and small business financing | 13,259 | 11,913 | 9.55 | 11.19 | 1.20 | 1.64 |
| Mortgage lending | 25,444 | 26,848 | 2.55 | 2.76 | 0.22 | 0.26 |
| **Total consumer credit exposure[2]** | **188,906** | **186,408** | **1.70** | **2.02** | **0.24** | **0.32** |

[1] Beginning 2015 we have refined our classification resulting in a reclassification of € 427 million of Small Business Financing into Mortgage lending (mainly loans relating to development banks) in Germany and € 1.1 billion of Mortgage lending into Small Business Financing (mainly Commercial Real Estate) outside Germany.
[2] Includes impaired loans amounting to € 3.6 billion as of December 31, 2015 and € 4.4 billion as of December 31, 2014.
[3] Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2014 to December 31, 2015 by € 2.5 billion, or 1.3 %, driven by our loan books in Germany, which increased by € 2.6 billion, in India, which increased by € 407 million, and in Poland, which increased by € 314 million. The increase was partly offset by € 587 million decreased consumer credit exposure in Italy, mainly driven by reduced Non-Core Operations Unit (NCOU) mortgage book, and € 102 million decreased consumer credit exposure in Spain.

The 90 days or more past due ratio of our consumer credit exposure decreased from 2.02 % as per year-end 2014 to 1.70 % as of December 31, 2015.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.32 % as per year-end 2014 to 0.24 % as of December 31, 2015. This ratio was affected by non-performing portfolio sales in Germany, but also driven by the further improved and stabilized environment in Germany and countries in Southern Europe in which we operate.

**Consumer mortgage lending exposure grouped by loan-to-value buckets[1]**

| | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| ≤ 50 % | 68 % | 68 % |
| > 50 ≤ 70 % | 16 % | 16 % |
| > 70 ≤ 90 % | 9 % | 9 % |
| > 90 ≤ 100 % | 3 % | 2 % |
| > 100 ≤ 110 % | 2 % | 1 % |
| > 110 ≤ 130 % | 1 % | 1 % |
| > 130 % | 2 % | 1 % |

[1] When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total exposure divided by the current assessed value of the respective properties. These values are updated on a regular basis. The exposure of transactions that are additionally backed by liquid collaterals is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collaterals. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

The creditor's creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV's, the better the creditor's creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of December 31, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50 %, unchanged to the previous year.

## Credit Exposure from Derivatives

All exchange traded derivatives are cleared through central counterparties ("CCPs"), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions ("OTC clearing"); we thereby benefit from the credit risk mitigation achieved through the central counterparty's settlement system.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") introduced mandatory OTC clearing for certain standardized OTC derivative transactions in 2013. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing for certain standardized OTC derivatives transactions is expected to start from June 2016, and margin requirements for uncleared OTC derivative transactions are expected to be phased in from September 2016.

The following table shows a breakdown of notional amounts and gross market value of derivative transactions along with a breakdown of notional amounts of OTC derivative assets and liabilities on the basis of clearing channel.

Notional amounts of OTC derivatives on basis of clearing channel and type of derivative

| | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|
| | Notional amount maturity distribution | | | | | | |
| in € m. | Within 1 year | > 1 and ≤ 5 years | After 5 years | Total | Positive market value | Negative market value | Net market value |
| Interest rate related: | | | | | | | |
| OTC | 10,955,593 | 9,682,810 | 6,375,377 | 27,013,781 | 345,998 | 325,179 | 20,819 |
| Bilateral (Amt) | 3,906,875 | 4,952,043 | 3,205,837 | 12,064,755 | 316,736 | 298,220 | 18,516 |
| CCP (Amt) | 7,048,718 | 4,730,767 | 3,169,540 | 14,949,025 | 29,261 | 26,959 | 2,302 |
| Exchange-traded | 4,452,134 | 1,400,495 | 3,742 | 5,856,371 | 272 | 237 | 35 |
| Total Interest rate related | 15,407,727 | 11,083,305 | 6,379,119 | 32,870,152 | 346,270 | 325,416 | 20,854 |
| Currency related: | | | | | | | |
| OTC | 4,672,846 | 1,134,801 | 531,085 | 6,338,731 | 116,007 | 115,379 | 628 |
| Bilateral (Amt) | 4,644,414 | 1,134,686 | 531,085 | 6,310,184 | 115,900 | 115,270 | 630 |
| CCP (Amt) | 28,432 | 115 | 0 | 28,547 | 107 | 109 | (2) |
| Exchange-traded | 33,064 | 15 | 0 | 33,079 | 109 | 174 | (65) |
| Total Currency related | 4,705,910 | 1,134,815 | 531,085 | 6,371,810 | 116,116 | 115,553 | 563 |
| Equity/index related: | | | | | | | |
| OTC | 394,193 | 197,092 | 23,521 | 614,806 | 25,063 | 28,818 | (3,756) |
| Bilateral (Amt) | 394,193 | 197,092 | 23,521 | 614,806 | 25,063 | 28,818 | (3,756) |
| CCP (Amt) | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Exchange-traded | 501,706 | 66,571 | 8,993 | 577,270 | 5,533 | 6,164 | (631) |
| Total Equity/index related | 895,899 | 263,663 | 32,514 | 1,192,076 | 30,596 | 34,983 | (4,387) |
| Credit derivatives related | | | | | | | |
| OTC | 270,524 | 949,312 | 129,622 | 1,349,458 | 23,548 | 20,992 | 2,556 |
| Bilateral (Amt) | 176,492 | 445,572 | 72,423 | 694,486 | 14,784 | 12,386 | 2,399 |
| CCP (Amt) | 94,032 | 503,741 | 57,199 | 654,972 | 8,763 | 8,606 | 157 |
| Exchange-traded | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total Credit derivatives related | 270,524 | 949,312 | 129,622 | 1,349,458 | 23,548 | 20,992 | 2,556 |
| Commodity related: | | | | | | | |
| OTC | 5,998 | 1,260 | 9,516 | 16,775 | 776 | 891 | (115) |
| Bilateral (Amt) | 5,998 | 1,260 | 9,516 | 16,775 | 776 | 891 | (115) |
| CCP (Amt) | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Exchange-traded | 78,204 | 27,066 | 10 | 105,279 | 497 | 604 | (107) |
| Total Commodity related | 84,202 | 28,326 | 9,526 | 122,054 | 1,273 | 1,496 | (223) |
| Other: | | | | | | | |
| OTC | 20,621 | 5,378 | 43 | 26,043 | 906 | 1,953 | (1,048) |
| Bilateral (Amt) | 20,618 | 5,378 | 43 | 26,039 | 902 | 1,953 | (1,051) |
| CCP (Amt) | 3 | 0 | 0 | 3 | 3 | 0 | 3 |
| Exchange-traded | 8,430 | 11 | 0 | 8,441 | 22 | 49 | (27) |
| Total Other | 29,051 | 5,389 | 43 | 34,484 | 928 | 2,002 | (1,074) |
| Total OTC business | 16,319,775 | 11,970,654 | 7,069,164 | 35,359,593 | 512,297 | 493,213 | 19,084 |
| Total bilateral business | 9,148,589 | 6,736,032 | 3,842,425 | 19,727,045 | 474,162 | 457,538 | 16,623 |
| Total CCP business | 7,171,186 | 5,234,622 | 3,226,739 | 15,632,548 | 38,135 | 35,674 | 2,461 |
| Total exchange-traded business | 5,073,538 | 1,494,157 | 12,746 | 6,580,441 | 6,433 | 7,229 | (795) |
| Total | 21,393,313 | 13,464,811 | 7,081,910 | 41,940,034 | 518,730 | 500,441 | 18,289 |
| Positive market values after netting and cash collateral received | 0 | 0 | 0 | 0 | 53,202 | 0 | 0 |

Dec 31, 2014

| | Notional amount maturity distribution | | | | | | |
|---|---|---|---|---|---|---|---|
| in € m. | Within 1 year | > 1 and ≤ 5 years | After 5 years | Total | Positive market value | Negative market value[1] | Net market value[1] |
| Interest rate related: | | | | | | | |
| OTC | 16,193,068 | 13,319,460 | 8,081,916 | 37,594,443 | 439,519 | 413,696 | 25,823 |
| Bilateral (Amt) | 5,524,005 | 6,526,046 | 3,779,863 | 15,829,914 | 407,156 | 382,615 | 24,542 |
| CCP (Amt) | 10,669,063 | 6,793,413 | 4,302,052 | 21,764,529 | 32,363 | 31,082 | 1,281 |
| Exchange-traded | 3,253,648 | 841,043 | 714 | 4,095,406 | 152 | 152 | (1) |
| **Total Interest rate related** | **19,446,716** | **14,160,503** | **8,082,630** | **41,689,849** | **439,671** | **413,849** | **25,822** |
| Currency related: | | | | | | | |
| OTC | 4,783,759 | 1,307,251 | 609,549 | 6,700,559 | 130,775 | 134,567 | (3,792) |
| Bilateral (Amt) | 4,760,349 | 1,307,251 | 609,549 | 6,677,149 | 130,639 | 134,420 | (3,780) |
| CCP (Amt) | 23,410 | 0 | 0 | 23,410 | 135 | 147 | (12) |
| Exchange-traded | 12,428 | 103 | 0 | 12,531 | 55 | 106 | (51) |
| **Total Currency related** | **4,796,187** | **1,307,354** | **609,549** | **6,713,090** | **130,829** | **134,673** | **(3,844)** |
| Equity/index related: | | | | | | | |
| OTC | 1,203,958 | 203,328 | 35,678 | 1,442,964 | 27,404 | 31,949 | (4,545) |
| Bilateral (Amt) | 1,203,958 | 203,328 | 35,678 | 1,442,964 | 27,404 | 31,949 | (4,545) |
| CCP (Amt) | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Exchange-traded | 499,899 | 71,213 | 4,240 | 575,353 | 7,406 | 7,230 | 176 |
| **Total Equity/index related** | **1,703,857** | **274,542** | **39,919** | **2,018,317** | **34,810** | **39,179** | **(4,369)** |
| Credit derivatives related | | | | | | | |
| OTC | 337,245 | 935,967 | 119,549 | 1,392,760 | 25,370 | 23,074 | 2,296 |
| Bilateral (Amt) | 287,697 | 689,003 | 92,335 | 1,069,035 | 20,732 | 18,936 | 1,796 |
| CCP (Amt) | 49,548 | 246,963 | 27,214 | 323,725 | 4,638 | 4,138 | 500 |
| Exchange-traded | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total Credit derivatives related** | **337,245** | **935,967** | **119,549** | **1,392,760** | **25,370** | **23,074** | **2,296** |
| Commodity related: | | | | | | | |
| OTC | 13,708 | 2,549 | 7,115 | 23,371 | 2,030 | 1,804 | 226 |
| Bilateral (Amt) | 13,691 | 2,546 | 7,115 | 23,352 | 2,026 | 1,802 | 224 |
| CCP (Amt) | 17 | 2 | 0 | 19 | 4 | 2 | 2 |
| Exchange-traded | 89,656 | 22,218 | 66 | 111,939 | 605 | 697 | (92) |
| **Total Commodity related** | **103,364** | **24,766** | **7,181** | **135,311** | **2,635** | **2,501** | **134** |
| Other: | | | | | | | |
| OTC | 34,340 | 8,945 | 0 | 43,285 | 1,017 | 1,929 | (912) |
| Bilateral (Amt) | 34,340 | 8,945 | 0 | 43,285 | 1,017 | 1,929 | (912) |
| CCP (Amt) | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Exchange-traded | 9,186 | 1,037 | 0 | 10,223 | 28 | 60 | (32) |
| **Total Other** | **43,526** | **9,982** | **0** | **53,509** | **1,045** | **1,989** | **(944)** |
| **Total OTC business** | **22,566,078** | **15,777,500** | **8,853,806** | **47,197,384** | **626,115** | **607,019** | **19,096** |
| Total bilateral business | 11,824,040 | 8,737,121 | 4,524,540 | 25,085,700 | 588,975 | 571,650 | 17,325 |
| Total CCP business | 10,742,038 | 7,040,379 | 4,329,266 | 22,111,683 | 37,140 | 35,369 | 1,771 |
| **Total exchange-traded business** | **3,864,818** | **935,614** | **5,021** | **4,805,453** | **8,246** | **8,246** | **0** |
| **Total** | **26,430,896** | **16,713,114** | **8,858,826** | **52,002,836** | **634,361** | **615,265** | **19,096** |
| **Positive market values after netting and cash collateral received** | **0** | **0** | **0** | **0** | **49,416** | **0** | **0** |

## Equity Exposure

The table below presents the carrying values of our equity investments according to IFRS definition split by trading and nontrading for the respective reporting dates. We manage our respective positions within our market risk and other appropriate risk frameworks.

**Composition of our Equity Exposure**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Trading Equities | 76,044 | 69,831 |
| Nontrading Equities[1] | 3,228 | 6,402 |
| **Total Equity Exposure** | **79,273** | **76,233** |

[1] Includes equity investment funds amounting to € 642 million as of December 31, 2015 and € 338 million as of December 31, 2014.

As of December 31, 2015, our Trading Equities exposure was mainly comprised of € 71.4 billion from CB&S activities and € 4.6 billion from Deutsche AWM business. Overall Trading Equities increased by € 6.2 billion year on year driven by increased exposure in CB&S.

# Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower's contractual obligations are included in this section.

**Overview of performing, renegotiated, past due and impaired loans by customer groups**

| | | | Dec 31, 2015 | | | Dec 31, 2014[1] |
|---|---|---|---|---|---|---|
| in € m. | Corporate loans | Consumer loans | Total | Corporate loans | Consumer loans | Total |
| Loans neither past due, nor renegotiated or impaired | 237,758 | 182,306 | 420,064 | 217,672 | 177,904 | 395,576 |
| Past due loans, neither renegotiated nor impaired | 1,143 | 2,544 | 3,687 | 1,304 | 3,650 | 4,954 |
| Loans renegotiated, but not impaired | 438 | 437 | 875 | 452 | 496 | 947 |
| Impaired loans | 4,532 | 3,619 | 8,151 | 4,990 | 4,358 | 9,348 |
| **Total** | **243,871** | **188,906** | **432,777** | **224,418** | **186,408** | **410,825** |

[1] Comparatives for forborne assets as per Financial Report 2014 have been restated. As a result, the renegotiated not impaired volume has been increased by € 126 million erroneously not included in prior disclosure. The volume for past due and performing exposure have been adjusted by € 126 million accordingly.

## Past Due Loans

Loans are considered to be past due if contractually agreed payments of principal and/or interest remain unpaid by the borrower, except if those loans are acquired through consolidation. The latter are considered to be past due if payments of principal and/or interest, which were expected at a certain payment date at the time of the initial consolidation of the loans, are unpaid by the borrower.

**Non-impaired past due loans at amortized cost by past due status**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Loans less than 30 days past due | 2,387 | 3,223 |
| Loans 30 or more but less than 60 days past due | 547 | 534 |
| Loans 60 or more but less than 90 days past due | 281 | 363 |
| Loans 90 days or more past due | 540 | 898 |
| **Total** | **3,755** | **5,018** |

Non-impaired past due loans at amortized cost by industry

| in € m. | Dec 31, 2015 | Dec 31, 2014[1] |
|---|---|---|
| Financial intermediation | 69 | 104 |
| Fund management activities | 2 | 95 |
| Manufacturing | 100 | 141 |
| Wholesale and retail trade | 91 | 159 |
| Households | 2,495 | 3,388 |
| Commercial real estate activities | 672 | 801 |
| Public sector | 3 | 5 |
| Other | 323 | 326 |
| Total | 3,755 | 5,018 |

[1] Comparatives have been restated to reflect changes in industry sectors.

Non-impaired past due loans at amortized cost by region

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Germany | 1,430 | 2,410 |
| Western Europe (excluding Germany) | 1,417 | 1,694 |
| Eastern Europe | 139 | 143 |
| North America | 641 | 678 |
| Central and South America | 8 | 29 |
| Asia/Pacific | 106 | 63 |
| Africa | 15 | 1 |
| Other | 0 | 0 |
| Total | 3,755 | 5,018 |

Our non-impaired past due loans decreased by € 1.3 billion to € 3.8 billion as of December 31, 2015, mainly driven by PBC amongst others reflecting the benign environment in the German credit market.

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Financial and other collateral | 2,254 | 2,854 |
| Guarantees received | 133 | 226 |
| Total | 2,387 | 3,080 |

Our aggregated value of collateral held against our non-impaired past due loans as of December 31, 2015 decreased in line with the reduction of non-impaired past due loans compared to prior year.

## Forborne Loans

For economic or legal reasons we might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future instalments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.

Loans that have been renegotiated in such a way that, for economic or legal reasons related to the borrower's financial difficulties, we granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans and are a subset of forborne loans.

On February 20, 2014, the EBA issued the final draft Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013.

During 2014 we introduced the new EBA definition for forbearances replacing the definition of renegotiated and restructured loans. The scope of the new definition goes far beyond the prior definitions applied and now includes those measures to clients which will face financial difficulties. Once the conditions mentioned in the ITS are met, we report the loan as being forborne; we remove the loan from our forbearance reporting, once the discontinuing criteria in the ITS are met.

Forborne Loans

| | Dec 31, 2015 | | | | Dec 31, 2014[1] | | | |
|---|---|---|---|---|---|---|---|---|
| | Performing | | Non-performing | Total forborne loans | Performing | | Non-performing | Total forborne loans |
| in € m. | Nonimpaired | Nonimpaired | Impaired | | Nonimpaired | Nonimpaired | Impaired | |
| German | 1,067 | 441 | 1,096 | 2,605 | 1,121 | 296 | 1,284 | 2,701 |
| Non-German | 619 | 716 | 1,801 | 3,136 | 1,013 | 651 | 1,933 | 3,597 |
| **Total** | **1,686** | **1,157** | **2,897** | **5,741** | **2,134** | **947** | **3,217** | **6,298** |

[1] Comparatives for forborne assets as per Financial Report 2014 have been restated by € 395 million erroneously not included in prior disclosure.

The reduction in Total forborne loans in 2015 of € 557 million mainly results from PBC, reflecting the benign environment in the German credit market as well as the stabilisation in Southern Europe along with NCOU driven by IAS 39 reclassified and real estate assets.

## Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event"). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
- a reliable estimate of the loss amount can be made.

Credit Risk Management's loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by Group Finance and Risk Senior Management.

For further details with regard to impaired loans please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

# Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for de-recognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting policies regarding impairment loss and allowance for credit losses please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Impaired loans, allowance for loan losses and coverage ratios by business division

| | Dec 31, 2015 | | | Dec 31, 2014 | | | 2015 increase (decrease) from 2014 | |
|---|---|---|---|---|---|---|---|---|
| in € m. | Impaired loans | Loan loss allowance | Impaired loan coverage ratio in % | Impaired loans | Loan loss allowance | Impaired loan coverage ratio in % | Impaired loans | Impaired loan coverage ratio in ppt |
| Corporate Banking & Securities | 852 | 537 | 63 | 637 | 318 | 50 | 215 | 13 |
| Private & Business Clients | 3,800 | 2,365 | 62 | 4,269 | 2,486 | 58 | (469) | 4 |
| Global Transaction Banking | 1,306 | 921 | 71 | 1,574 | 995 | 63 | (268) | 7 |
| Deutsche Asset & Wealth Management | 76 | 34 | 45 | 66 | 33 | 50 | 10 | (5) |
| Non-Core Operations Unit | 2,117 | 1,168 | 55 | 2,803 | 1,380 | 49 | (686) | 6 |
| thereof: assets reclassified to loans and receivables according to IAS 39 | 667 | 389 | 58 | 986 | 518 | 53 | (319) | 6 |
| Total | 8,151 | 5,028 | 62 | 9,348 | 5,212 | 56 | (1,197) | 6 |

## Impaired loans, allowance for loan losses and coverage ratios by industry

Dec 31, 2015

| | Impaired Loans | | | Loan loss allowance | | | | |
|---|---|---|---|---|---|---|---|---|
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed allowance | Collectively assessed allowance for impaired loans | Collectively assessed allowance for non-impaired loans | Total | Impaired loan coverage ratio in % |
| Financial intermediation | 150 | 5 | 155 | 38 | 5 | 55 | 98 | 63 |
| Fund management activities | 6 | 2 | 8 | 1 | 0 | 7 | 8 | 95 |
| Manufacturing | 498 | 215 | 712 | 470 | 149 | 70 | 688 | 97 |
| Wholesale and retail trade | 275 | 222 | 497 | 182 | 154 | 45 | 381 | 77 |
| Households | 332 | 2,931 | 3,263 | 324 | 1,805 | 74 | 2,202 | 67 |
| Commercial real estate activities | 1,365 | 281 | 1,646 | 503 | 36 | 36 | 576 | 35 |
| Public sector | 16 | 0 | 16 | 2 | 0 | 2 | 5 | 29 |
| Other[1] | 1,594 | 260 | 1,854 | 733 | 186 | 153 | 1,071 | 58 |
| Total | 4,236 | 3,915 | 8,151 | 2,252 | 2,335 | 442 | 5,028 | 62 |

1 Thereof 'Transportation, storage and communication': Total Impaired Loans € 858 million (44 %), Total Loan loss allowance € 375 million (35 %). The rest is split across various industries (of which no single one contributes 25 % or more o the total of the category 'Other').

Dec 31, 2014[1]

| | Impaired Loans | | | Loan loss allowance | | | | |
|---|---|---|---|---|---|---|---|---|
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed allowance | Collectively assessed allowance for impaired loans | Collectively assessed allowance for non-impaired loans | Total | Impaired loan coverage ratio in % |
| Financial intermediation | 263 | 7 | 270 | 91 | 2 | 19 | 111 | 41 |
| Fund management activities | 64 | 0 | 64 | 1 | 0 | 5 | 6 | 9 |
| Manufacturing | 525 | 232 | 757 | 428 | 126 | 71 | 625 | 83 |
| Wholesale and retail trade | 362 | 229 | 591 | 211 | 148 | 36 | 395 | 67 |
| Households | 451 | 3,299 | 3,750 | 370 | 1,947 | 85 | 2,402 | 64 |
| Commercial real estate activities | 1,734 | 314 | 2,048 | 475 | 39 | 21 | 535 | 26 |
| Public sector | 54 | 0 | 54 | 29 | 0 | 0 | 30 | 55 |
| Other[2] | 1,539 | 277 | 1,815 | 758 | 193 | 157 | 1,108 | 61 |
| Total | 4,990 | 4,359 | 9,348 | 2,364 | 2,455 | 393 | 5,212 | 56 |

1 Comparatives have been restated to reflect changes in industry sectors.
2 Thereof 'Transportation, storage and communication': Total Impaired Loans € 804 million (39 %), Total Loan loss allowance € 303 million (28 %). The rest is split across various industries (of which no single one contributes 25 % or more o the totals of the category 'Other').

## Impaired loans, allowance for loan losses and coverage ratios by region

Dec 31, 2015

| | Impaired Loans | | | Loan loss allowance | | | | |
|---|---|---|---|---|---|---|---|---|
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed allowance | Collectively assessed allowance for impaired loans | Collectively assessed allowance for non-impaired loans | Total | Impaired loan coverage ratio in % |
| Germany | 1,362 | 1,642 | 3,004 | 647 | 930 | 105 | 1,682 | 56 |
| Western Europe (excluding Germany) | 2,280 | 2,057 | 4,337 | 1,294 | 1,237 | 132 | 2,662 | 61 |
| Eastern Europe | 76 | 179 | 255 | 38 | 165 | 10 | 213 | 83 |
| North America | 340 | 2 | 342 | 150 | 0 | 107 | 257 | 75 |
| Central and South America | 0 | 6 | 6 | 0 | 0 | 12 | 12 | 187 |
| Asia/Pacific | 155 | 23 | 178 | 100 | 2 | 60 | 162 | 91 |
| Africa | 21 | 5 | 26 | 23 | 0 | 5 | 28 | 107 |
| Other | 2 | 0 | 2 | 0 | 0 | 10 | 10 | 553 |
| Total | 4,236 | 3,915 | 8,151 | 2,252 | 2,335 | 442 | 5,028 | 62 |

| | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| | Impaired Loans | | | Loan loss allowance | | | | |
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed allowance | Collectively assessed allowance for impaired loans | Collectively assessed allowance for non-impaired loans | Total | Impaired loan coverage ratio in % |
| Germany | 1,604 | 1,896 | 3,499 | 740 | 1,017 | 116 | 1,873 | 54 |
| Western Europe (excluding Germany) | 2,683 | 2,303 | 4,986 | 1,302 | 1,311 | 128 | 2,741 | 55 |
| Eastern Europe | 107 | 152 | 259 | 51 | 125 | 10 | 186 | 72 |
| North America | 423 | 2 | 425 | 204 | 0 | 70 | 274 | 64 |
| Central and South America | 2 | 0 | 3 | 3 | 0 | 6 | 9 | 356 |
| Asia/Pacific | 170 | 5 | 174 | 63 | 1 | 50 | 114 | 65 |
| Africa | 0 | 1 | 1 | 0 | 0 | 3 | 4 | 346 |
| Other | 1 | 0 | 1 | 0 | 0 | 11 | 11 | 0 |
| Total | 4,990 | 4,359 | 9,348 | 2,364 | 2,455 | 393 | 5,212 | 56 |

## Development of Impaired Loans

| | | | Dec 31, 2015 | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed | Collectively assessed | Total |
| Balance, beginning of year | 4,990 | 4,359 | 9,348 | 5,922 | 4,221 | 10,143 |
| Classified as impaired during the year | 898 | 1,176 | 2,073 | 2,112 | 2,181 | 4,293 |
| Transferred to not impaired during the year[1] | (1,010) | (859) | (1,869) | (1,425) | (1,182) | (2,607) |
| Charge-offs | (537) | (717) | (1,254) | (1,037) | (613) | (1,651) |
| Disposals of impaired loans | (239) | (53) | (292) | (514) | (254) | (768) |
| Exchange rate and other movements | 135 | 10 | 145 | (68) | 6 | (62) |
| Balance, end of year | 4,236 | 3,915 | 8,151 | 4,990 | 4,359 | 9,348 |

1 Includes repayments.

In 2015 our impaired loans decreased by € 1.2 billion or 12.8 % to € 8.2 billion. The reduction in our individually assessed impaired loans portfolio is mainly driven by NCOU among others resulting from charge-offs and disposals of primarily IAS 39 reclassified assets, partly offset by an increase in CB&S mainly caused by our Shipping and Leveraged Finance Portfolios. The reduction in our collectively assessed impaired loans portfolio mainly reflects charge-offs (also largely related to disposals) in Postbank and PBC Italy.

The impaired loans coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) slightly increased from 56 % as of year-end 2014 to 62 %.

Our impaired loans included € 667 million of loans reclassified to loans and receivables in accordance with IAS 39, down € 319 million from prior year's level.

Provision for loan losses and recoveries by Industry

| | 2015 | | | | | 2014[1] | |
|---|---|---|---|---|---|---|---|
| | Provision for loan losses before recoveries | | | | | | |
| in € m. | For individually assessed loans | For collectively assessed impaired loans | For collectively assessed non-impaired loans | Total | Recoveries | Provision for loan losses before recoveries (total) | Recoveries |
| Financial intermediation | (12) | 1 | 6 | (5) | 1 | 0 | 2 |
| Fund management activities | 0 | 0 | 2 | 2 | 0 | 1 | 0 |
| Manufacturing | 32 | 35 | (6) | 61 | 16 | 56 | 11 |
| Wholesale and retail trade | 40 | 32 | 6 | 78 | 4 | 67 | 9 |
| Households | 36 | 472 | 6 | 513 | 101 | 690 | 101 |
| Commercial real estate activities | 12 | 12 | 9 | 33 | 18 | 182 | 5 |
| Public sector | (18) | 0 | 0 | (17) | 0 | 8 | 0 |
| Other[2] | 299 | 56 | 22 | 378 | 21 | 265 | 13 |
| **Total** | **390** | **607** | **45** | **1,043** | **161** | **1,270** | **141** |

1 Comparatives have been restated to reflect changes in industry sectors.
2 The largest driver of Total Provision for loan losses before recoveries was the sector 'Transportation, storage and communication' with € 154 million (41 %) in 2015 and € 109 million (40 %) in 2014. The rest is split across various industries (of which no single one contributes 25 % or more o the total of the category 'Other').

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 54 million as of December 31, 2015 and € 76 million as of December 31, 2014.

Collateral held against impaired loans, with fair values capped at transactional outstanding

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Financial and other collateral | 2,722 | 3,215 |
| Guarantees received | 223 | 296 |
| **Total collateral held for impaired loans** | **2,945** | **3,511** |

Our total collateral held for impaired loans as of December 31, 2015 decreased by € 566 million or 16 % compared to previous year, while coverage ratio including collateral (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed plus collateral held against impaired loans, with fair values capped at transactional outstanding, divided by IFRS impaired loans) increased to 98 % as of December 31, 2015 compared to 93 % as of December 31, 2014.

## Financial assets available for sale

The impairment concept is also applicable for available for sale debt instruments, which are otherwise carried at fair value with changes in fair value reported in other comprehensive income. If an available for sale debt instrument is considered impaired, the cumulative impairment loss reflects the difference between the amortized cost and the current fair value of the instrument. For a detailed discussion of our accounting procedures please refer to Note 1 "Significant Accounting policies and Critical Accounting Estimates".

Non-impaired past due and impaired financial assets available for sale, accumulated impairments, coverage ratio and collateral held against impaired financial assets available for sale

| in € m. | Dec 31, 2015[1] | Dec 31, 2014 |
|---|---|---|
| Financial assets non-impaired past due available for sale | 1,610 | N/M |
| thereof: | | |
| Less than 30 days past due | 47 | N/M |
| 30 or more but less than 60 days past due | 0 | N/M |
| 60 or more but less than 90 days past due | 0 | N/M |
| 90 days or more past due | 1,563 | N/M |
| Impaired financial assets available for sale | 229 | 200 |
| Accumulated impairment for financial assets available for sale | 109 | 68 |
| Impaired financial assets available for sale coverage ratio in % | 47 | 34 |
| Collateral held against impaired financial assets available for sale | 19 | N/M |
| thereof: | | |
| Financial and other collateral | 19 | N/M |
| Guarantees received | 0 | N/M |

[1] First time data collection for non-impaired past due and collateral held against impaired financial assets available for sale.

## Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use. The commercial and residential real estate collateral obtained in 2015 refers predominantly to our exposures in Spain.

Collateral obtained during the reporting periods

| in € m. | 2015 | 2014 |
|---|---|---|
| Commercial real estate | 5 | 21 |
| Residential real estate | 43 | 44 |
| Other | 0 | 0 |
| **Total collateral obtained during the reporting period** | 48 | 65 |

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2015, the group did not obtain any collateral related to these trusts compared to € 6 million in 2014.

# Allowance for Credit Losses

**Development of allowance for credit losses**

| | | | | | | | 2015 |
|---|---|---|---|---|---|---|---|
| | Allowance for Loan Losses | | | Allowance for Off-Balance Sheet Positions | | | |
| in € m. | Individually assessed | Collectively assessed | Subtotal | Individually assessed | Collectively assessed | Subtotal | Total |
| **Balance, beginning of year** | **2,364** | **2,849** | **5,212** | **85** | **141** | **226** | **5,439** |
| Provision for credit losses | 334 | 548 | 882 | 58 | 16 | 74 | 956 |
| thereof: (Gains)/Losses from disposal of impaired loans | (64) | (51) | (116) | 0 | 0 | 0 | (116) |
| Net charge-offs: | (482) | (612) | (1,094) | 0 | 0 | 0 | (1,094) |
| Charge-offs | (538) | (717) | (1,255) | 0 | 0 | 0 | (1,255) |
| Recoveries | 56 | 105 | 161 | 0 | 0 | 0 | 161 |
| Other changes | 36 | (8) | 28 | 1 | 10 | 11 | 39 |
| **Balance, end of year** | **2,252** | **2,776** | **5,028** | **144** | **168** | **312** | **5,340** |
| | | | | | | | |
| **Changes compared to prior year** | | | | | | | |
| Provision for credit losses | | | | | | | |
| Absolute | (164) | (83) | (247) | 71 | (1) | 70 | (178) |
| Relative | (33 %) | (13 %) | (22 %) | (538 %) | (8 %) | N/M[1] | (16 %) |
| Net charge-offs | | | | | | | |
| Absolute | 515 | (100) | 415 | 0 | 0 | 0 | 415 |
| Relative | (52) % | 19 % | (28) % | 0 % | 0 % | 0 % | (28) % |
| Balance, end of year | | | | | | | |
| Absolute | (112) | (72) | (184) | 59 | 27 | 86 | (99) |
| Relative | (5 %) | (3) % | (4 %) | 69 % | 19 % | 38 % | (2 %) |

N/M – Not meaningful

Allowance for credit losses as at December 2015 amounted to € 5.3 billion compared to € 5.4 billion as at the end of 2014. The reduction is mainly driven by charge offs in part relating to disposals.

Provision for credit losses decreased by € 178 million compared to prior year, driven by a reduction in provision for loan losses of € 247 million. The reduction in 2015 in provisions for loan losses in our individually assessed loan portfolio of € 164 million is driven by IAS 39 reclassified assets and other real estate exposures recorded in NCOU, partly offset by higher provisioning in our Shipping and Leveraged Finance Portfolios in CB&S. The reduction in our collectively assessed loan portfolio of € 83 million mainly results from higher releases related to disposals along with an ongoing positive credit environment in Germany and a stabilization of Southern European markets. The increase in provisions for off-balance sheet exposures of € 70 million compared to 2014 is driven by GTB mainly reflecting one large item and Postbank.

The reduction in charge offs of € 415 million compared to 2014 is mainly driven by Postbank and results from high prior year levels caused by a one-off effect due to the alignment of processes.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 389 million at the end of 2015, representing 8 % of our total allowance for loan losses, down 25 % from the level at the end of the prior year which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was driven by net charge offs of € 113 million along with net releases of € 44 million and partly offset by increases related to foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 129 million and net charge-offs increased by € 98 million in 2015. Both changes were partly related to disposals.

2014

| in € m. | Allowance for Loan Losses Individually assessed | Collectively assessed | Subtotal | Allowance for Off-Balance Sheet Positions Individually assessed | Collectively assessed | Subtotal | Total |
|---|---|---|---|---|---|---|---|
| **Balance, beginning of year** | **2,857** | **2,732** | **5,589** | **102** | **114** | **216** | **5,805** |
| Provision for credit losses | 499 | 631 | 1,129 | (13) | 18 | 4 | 1,134 |
| thereof: (Gains)/Losses from disposal of impaired loans | (45) | (16) | (61) | 0 | 0 | 0 | (61) |
| Net charge-offs: | (997) | (512) | (1,509) | 0 | 0 | 0 | (1,509) |
| Charge-offs | (1,037) | (613) | (1,650) | 0 | 0 | 0 | (1,650) |
| Recoveries | 40 | 101 | 141 | 0 | 0 | 0 | 141 |
| Other changes | 5 | (2) | 3 | (4) | 10 | 6 | 9 |
| **Balance, end of year** | **2,364** | **2,849** | **5,212** | **85** | **141** | **226** | **5,439** |
| **Changes compared to prior year** | | | | | | | |
| Provision for credit losses | | | | | | | |
| Absolute | (878) | (52) | (930) | 2 | (3) | (1) | (931) |
| Relative | (64) % | (8) % | (45) % | (14) % | (14) % | (12 %) | (45) % |
| Net charge-offs | | | | | | | |
| Absolute | (296) | (160) | (456) | 0 | 0 | 0 | (456) |
| Relative | 42 % | 45 % | 43 % | 0 % | 0 % | 0 % | 43 % |
| Balance, end of year | | | | | | | |
| Absolute | (494) | 117 | (376) | (17) | 28 | 11 | (366) |
| Relative | (17) % | 4 % | (7) % | (17 %) | 24 % | 5 % | (6) % |

The reduction in 2014 in provisions for loan losses in our individually assessed loan portfolio of € 878 million reflects material reductions across all businesses. The reduction in NCOU was driven by decreased provision for credit losses in IAS 39 reclassified and commercial real estate assets, while the performance in our Core Bank benefited from increased releases and a non-recurrence of large single name bookings. Provisions for our collectively assessed portfolio decreased compared to prior year reflecting among other factors the ongoing good environment in the German credit market.

The main driver of the increase in charge-offs against our individually assessed loan portfolio was an alignment of processes in Postbank. This alignment resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income. Additionally, higher charge-offs in GTB relating to a single client credit event in the prior year contributed to the overall increase which was partly offset by reductions in charge-offs for IAS 39 reclassified assets. The increase in charge-offs against our collectively assessed loan portfolio mainly related to the disposal of impaired loan portfolios in Italy.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 518 million at the end of 2014, representing 10 % of our total allowance for loan losses, up 8 % from the level at the end of the prior year which amounted to € 479 million (9 % of total allowance for loan losses). This increase was largely driven by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies while additional provisions for loan losses of € 54 million were largely offset by net charge-offs of € 43 million. Compared to 2013, provision for loan losses for IAS 39 reclassified assets dropped by € 319 million and net charge-offs decreased by € 305 million in 2014. Both reductions result from the non-recurrence of large items in the present year compared to high levels in the comparison period.

## Derivatives – Credit Valuation Adjustment

We establish counterparty Credit Valuation Adjustment ("CVA") for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

## Treatment of Default Situations under Derivatives

Unlike standard loan assets, we generally have more options to manage the credit risk in our derivatives transactions when movement in the current replacement costs or the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivate transactions at short notice.

The master agreements for OTC derivative transactions executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty's default or to other circumstances which indicate a high probability of failure. We have less comfort under the rules and regulations applied by clearing CCPs, which rely primarily on the clearing members default fund contributions and guarantees and less on the termination and close-out of contracts, which will be considered only at a later point in time after all other measures failed. Considering the severe systemic disruptions to the financial system, that could be caused by a disorderly failure of a CCP, the Financial Stability Board ("FSB") recommended in October 2014 to subject CCPs to resolution regimes that apply the same objectives and provisions that apply to global systematically important banks (G-SIBs).

Our contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When our decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Wrong-way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Article 291(2) and (4) CRR we, excluding Postbank, had established a monthly process to monitor several layers of wrong-way risk (specific wrong-way risk, general explicit wrong-way risk at country/industry/region levels and general implicit wrong-way risk, whereby exposures arising from transactions subject to wrong-way risk are automatically selected and presented for comment to the responsible credit officer. A wrong-way risk report is then sent to Credit Risk senior management on a monthly basis. In addition, we, excluding Postbank, utilized our established process for calibrating our own alpha factor (as defined in Article 284 (9) CRR) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

# Trading Market Risk Exposures

## Value-at-Risk Metrics of Trading Units of Deutsche Bank Group (excluding Postbank)

The tables and graph below present the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis.

**Value-at-Risk of our Trading Units by Risk Type**

| | Total | | Diversification effect | | Interest rate risk | | Credit spread risk | | Equity price risk | | Foreign exchange risk[1] | | Commodity price risk | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| Average | 43.3 | 51.6 | (40.9) | (34.9) | 20.3 | 25.1 | 30.9 | 31.2 | 16.6 | 14.8 | 15.0 | 13.2 | 1.3 | 2.2 |
| Maximum | 65.6 | 71.4 | (59.2) | (61.9) | 30.2 | 42.8 | 40.3 | 38.9 | 28.3 | 24.6 | 25.0 | 21.2 | 4.0 | 10.2 |
| Minimum | 28.7 | 35.4 | (31.0) | (24.4) | 16.2 | 15.7 | 24.0 | 25.9 | 9.2 | 9.9 | 6.0 | 6.9 | 0.5 | 0.7 |
| Period-end | 33.3 | 49.0 | (38.8) | (36.0) | 18.3 | 18.1 | 26.2 | 29.6 | 11.7 | 15.5 | 15.1 | 20.5 | 0.9 | 1.3 |

[1]Includes value-at-risk from gold and other precious metal positions.

Development of value-at-risk by risk types in 2015


In € m.
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— VaR Interest rate risk
— VaR Credit spread risk
— VaR Equity risk
VaR Foreign exchange including precious metals
— VaR Commodity risk
VaR Total

The average value-at-risk over 2015 was € 43.3 million, which is a decrease of € 8.3 million compared with the full year 2014. The average interest rate value-at-risk decreased on average, and there were increases in the average Foreign Exchange and Equity value-at-risk. Foreign Exchange value at risk increased due to an increase in U.S. dollar exposure on average compared to the full year 2014. Equity value-at-risk increased resulting from an increase in exposure on individual equities. Additionally increases in market volatility within the one year time horizon used in VaR have also contributed to the increased Foreign Exchange and Equity value-at-risk numbers. The overall reduction in VaR is driven by the reduction in the Interest Rate value-at-risk and an improvement in the portfolio diversification.

## Regulatory Trading Market Risk Measures (excluding Postbank)

The table below presents the stressed value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. It excludes contributions from Postbank trading book which are calculated on a stand-alone basis.

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

| | Total | | Diversification effect | | Interest rate risk | | Credit spread risk | | Equity price risk | | Foreign exchange risk[1] | | Commodity price risk | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| Average | 105.1 | 109.6 | (114.5) | (125.4) | 60.7 | 64.4 | 106.7 | 124.0 | 22.8 | 11.5 | 26.7 | 29.7 | 2.5 | 5.4 |
| Maximum | 135.7 | 161.1 | (186.7) | (168.0) | 84.2 | 85.9 | 154.5 | 142.8 | 68.7 | 42.6 | 59.8 | 70.3 | 7.6 | 16.7 |
| Minimum | 82.4 | 81.6 | (71.7) | (102.3) | 45.1 | 48.8 | 82.6 | 100.7 | 0.1 | 0.0 | 5.7 | 13.7 | 0.7 | 1.4 |
| Period-end | 106.3 | 120.7 | (98.0) | (139.3) | 45.5 | 52.3 | 90.9 | 140.8 | 44.1 | 18.8 | 22.6 | 46.2 | 1.2 | 1.8 |

[1] Includes value-at-risk from gold and other precious metal positions.

The average stressed value-at-risk was € 105.1 million over 2015, a decrease of € 4.5 million compared with the full year 2014. There was a reduction in the credit spread stressed value-at-risk, partly offset by an increase in equity stressed value-at-risk. Equity stressed value-at-risk increased due to increased single name exposures and a reduction in loss protection on average compared to the full year 2014. The average and period end credit spread stressed value-at-risk decreases were driven by an improvement to the correlations approach used to aggregate certain components within credit spread value-at-risk.

The following graph compares the development of the daily value-at-risk with the daily stressed value-at-risk and their 60 day averages, calculated with a 99 % confidence level and a one-day holding period for our trading units. Amounts are shown in millions of euro and exclude contributions from Postbank's trading book which are calculated on a stand-alone basis.

**Development of value-at-risk and stressed value-at-risk in 2015**

In € m.


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— SVaR Total
— SVaR Rolling 60d Average
— VaR Total
— VaR Rolling 60d Average

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation. In contrast to this, the incremental risk charge amounts presented for the reporting dates and periods below are the spot values and the average, maximum and minimum values for the 12-week period preceding these reporting dates.

**Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)[1,2,3]**

| | Total | | Fixed Income & Currencies | | Structured Finance | | Emerging Markets - Debt | | NCOU | | Other | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| Average | 974.9 | 811.9 | 520.3 | 532.8 | 298.4 | 152.2 | 235.2 | 164.1 | 17.6 | (3.6) | (96.8) | (33.5) |
| Maximum | 1,020.8 | 1,065.4 | 673.2 | 719.3 | 404.6 | 189.3 | 299.7 | 220.2 | 84.8 | 39.4 | (56.6) | 64.7 |
| Minimum | 843.8 | 647.9 | 448.2 | 381.8 | 203.4 | 106.3 | 144.2 | 119.5 | (4.8) | (25.8) | (124.1) | (88.0) |
| Period-end | 843.8 | 1,037.8 | 448.2 | 603.4 | 203.4 | 159.8 | 264.4 | 170.5 | 3.0 | 39.4 | (75.2) | 64.7 |

1 Amounts show the bands within which the values fluctuated during the 12-week period preceding December 31, 2015 and December 31, 2014.
2 All liquidity horizons are set to 12 months
3 For year-end 2014, the spot IRC was calculated as the weekly spot plus the average unrated add-on calculated from the period 14-November to 31-December 2014 to reflect the time period from the date of the BaFin letter to the end of the year. For year-end 2015, the spot IRC was calculated as the weekly spot plus the spot unrated add-on.

The incremental risk charge as at the end of 2015 was € 844 million a decrease of € 194 million (19 %) compared with year end 2014. The 12-week average incremental risk charge as at the end of 2015 was € 975 million and thus € 163 million (20 %) higher compared with the average for the 12-week period ended December 31, 2014. The decrease in the year-end charge was driven by inventory reductions in Distressed Products and Credit Flow Trading. For the 2014 year-end calculation, the bank was requested by BaFin to include new add-ons for Defaulted Debt and Unrated positions. As these add-ons were included for the entire Q4 2015, the average charge was higher than during the same period in 2014.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the internal spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardised approach securitization framework.

**Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)[1,2,3]**

| in € m. | 2015 | 2014 |
| --- | --- | --- |
| Average | 188.4 | 246.9 |
| Maximum | 197.3 | 257.5 |
| Minimum | 180.3 | 223.0 |
| Period-end | 190.2 | 222.0 |

[1] Regulatory Comprehensive Risk Measure calculated for the 12-week period ending December 31.
[2] Period end is based on the internal model spot value.
[3] All liquidity horizons are set to 12 months.

The comprehensive risk measure as at the end of 2015 was € 190 million and decreased by € 32 million (14 %) compared with year end 2014. The 12-week average of our comprehensive risk measure as at the end of 2015 was € 188 million and thus € 59 million (24 %) lower compared with the average for the 12-week period ended December 31, 2014. The reduction was due to continued de-risking on this portfolio.

## Market Risk Standardized Approach

As of December 31, 2015, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 810.8 million corresponding to risk weighted-assets of € 10.1 billion. As of December 31, 2014 these positions generated capital requirements of € 1,682 million corresponding to risk weighted-assets of € 21.0 billion. The reduction is due to de-risking, which has been offset by an increase following the end of the transitional period granted by Article 337 (4) CRR as the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally there has been an increase from foreign exchange.

For nth-to-default credit default swaps the capital requirement increased to € 6 million corresponding to risk weighted-assets of € 78 million compared with € 1 million and € 19 million as of December 31, 2014 caused by the aforementioned regulatory change.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 70 million corresponding to risk weighted-assets of € 873 million as of December 31, 2015, compared with € 91 million and € 1,139 million as of December 31, 2014.

The capital requirement for longevity risk under the market risk standardized approach was € 36 million for NCOU and PIRM corresponding to risk weighted-assets of € 451 million as of December 31, 2015, compared with € 26 million and € 326 million as of December 31, 2014.

## Value-at-Risk at Postbank

The value-at-risk of Postbank's trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of December 31, 2015 and at year-end 2014. Postbank's current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank's trading book did not contain any positions as of December 31, 2015 and at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

## Results of Regulatory Backtesting of Trading Market Risk

In 2015 we observed three global outliers, where our loss on a buy-and-hold basis exceeded the value-at-risk, compared with one outlier in 2014. The first outlier occurred in January 2015 and was primarily driven by losses in the Global Foreign Exchange business following the Swiss National Bank removing the Euro Swiss Franc floor. The other two outliers occurred in November and December 2015, and were driven by de-risking activity in the Non-Core Operating Unit. Based on the backtesting results, our analysis of the underlying reasons for outliers and enhancements included in our value-at-risk methodology we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the trading units daily buy-and-hold income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of our trading positions with the buy and hold income. Figures are shown in millions of euro and exclude contributions from Postbank's trading book which is calculated on a stand-alone basis. The chart shows that our trading units achieved a positive buy and hold income for 51 % of the trading days in 2015 (versus 52 % in 2014), as well as displaying the three global outlier in 2015.

Comparison of trading units daily buy-and-hold income and value-at-risk in 2015
in € m.


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— Buy-and-hold income of Trading Units
— Value-at-Risk

## Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units (excluding Postbank). Daily income is defined as total income which consists of new trades, fees & commissions, buy & hold income, reserves, carry and other income. It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

The weighting of these two performance metrics is two-thirds for the RTSR value and one-third for the Culture & Client value.

| | | 2015 | | 2014 |
|---|---|---|---|---|
| in € | Minimum | Target | Maximum | Target |
| **Co-Chairmen** | | | | |
| RTSR component | 0 | 2,533,333 | 3,800,000 | 2,533,333 |
| Culture & Client component | 0 | 1,266,667 | 1,900,000 | 1,266,667 |
| **LTPA total** | **0** | **3,800,000** | **5,700,000** | **3,800,000** |
| **Ordinary Board member** | | | | |
| RTSR component | 0 | 1,600,000 | 2,400,000 | 1,600,000 |
| Culture & Client component | 0 | 800,000 | 1,200,000 | 800,000 |
| **LTPA total** | **0** | **2,400,000** | **3,600,000** | **2,400,000** |

### Maximum Compensation

Following the implementation of the regulatory requirements and based on the before-stated individual compensation components, the annual maximum amounts are as follows.

| | | | | 2015 | 2014 |
|---|---|---|---|---|---|
| in € | Base salary | APA | LTPA | Total compensation | Total compensation |
| **Co-Chairmen** | | | | | |
| Target | 3,800,000 | 1,500,000 | 3,800,000 | 9,100,000 | 9,100,000 |
| Maximum | 3,800,000 | 3,000,000 | 5,700,000 | 12,500,000 | 12,500,000 |
| **Ordinary Board member** | | | | | |
| Target | 2,400,000 | 1,000,000 | 2,400,000 | 5,800,000 | 5,800,000 |
| Maximum | 2,400,000 | 2,000,000 | 3,600,000 | 8,000,000 | 8,000,000 |

The total compensation of a Management Board member is subject to a separate cap of € 9.85 million which has been set by the Supervisory Board for the overall total compensation for the 2015 financial year. Accordingly, the calculated maximum of the total compensation of € 12.5 million for the Co-Chairmen cannot take effect and therefore, the potential maximum Variable Compensation for each Co-Chairman is limited to € 6.05 million.

### Long-Term Incentive/Sustainability

According to the requirements of the InstVV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion may comprise equity-based compensation components, while the remaining portion must be granted as deferred cash compensation. Both compensation components must be deferred over a multi-year period which, for the equity-based compensation components, must be followed by a retention period. During the period until payment or delivery, the compensation portions awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation may be granted on a non-deferred basis. However, at least half of this must consist of equity-based compensation components and only the remaining portion may be paid out directly in cash. Of the total Variable Compensation, no more than a maximum of 20 % may be paid out in cash immediately, while at least 80 % must be paid or delivered at a later date. Since 2014, the total variable compensation for Management Board members has only been granted on a deferred basis. The APA is in principle granted in the form of deferred, non-equity-based cash compensation components ("Restricted Incentive Awards"). The Restricted Incentive Awards vest over a period of no less than four years.

The LTPA is also granted 100 % on a deferred basis and only in the form of equity-based compensation components ("Restricted Equity Award"). The Restricted Equity Awards vest after four and a half years in one tranche ("cliff vesting") and have an additional retention period of six months. Accordingly, Management Board members are first permitted to dispose of the equities after approximately five years. During the deferral and retention period, the value of the Restricted Equity Awards is linked to the Bank's share price and is therefore tied to the sustained performance of the Bank. Specific forfeiture provisions apply for Restricted Incentive Awards and Restricted Equity Awards during the deferral and retention period.

The following chart shows the time period for the payment or the delivery of the Variable Compensation components in the five consecutive years following the grant year.

Timeframe for payment or delivery and non-forfeiture for the Management Board (from 2014)

| in % | Grant year | 1st subsequent year | 2nd subsequent year | 3rd subsequent year | 4th subsequent year | 5th subsequent year |
| --- | --- | --- | --- | --- | --- | --- |
| Restricted Incentive Awards | | 25 | 25 | 25 | 25 | |
| Restricted Equity Awards | | | | | 100 | 100 |

■ Vesting and/or non-forfeiture, aligned with payment or delivery.
■ Vesting followed by a retention period until delivery; subject to individual forfeiture conditions during the retention period.

For Restricted Incentive Awards granted for the financial year 2014, a one-time premium in the amount of 2 % is added upon grant.

The equity-based awards granted for the financial year 2014 were entitled to a dividend equivalent. The dividend equivalent was determined according to the following formula:

$$\frac{\text{Actual dividend} \times \text{Number of share awards}}{\text{Deutsche Bank share price on date dividend is paid}}$$

### Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods, in order to create a long-term incentive. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or termination for cause, and – with regard to Restricted Equity Awards and Restricted Incentive Awards – also due to a negative Group result or individual negative contributions to results. In addition, the LTPA will be forfeited completely if the statutory or regulatory minimum requirements for the core capital ratio are not met during this period.

### Limitations in the Event of Exceptional Developments

In the event of exceptional developments, the total compensation for each Management Board member is limited to a maximum amount. In addition, the Supervisory Board and the members of the Management Board agreed on a possible limitation of the variable compensation which is included in the service agreements of the Management Board members and according to which the variable compensation may be limited to amounts below the provided maximum amounts or may not be granted altogether. Furthermore, statutory regulations provide that the Supervisory Board may reduce the compensation of the Management Board members to an appropriate level, if the situation of the company deteriorates in such a way following the determination of the compensation that the continuous granting of the compensation would be unreasonable for the company. A payment of Variable Compensation elements will also not take place if the payment of Variable Compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

Shareholding Guidelines
To foster the identification with Deutsche Bank and its shareholders, the Management Board members are required to invest a portion of their private funds in Deutsche Bank shares. For this purpose, the Management Board members will continuously hold a number of Deutsche Bank shares in their securities accounts. Deferred, equity-based compensation may be taken into account at 75 % of its value towards fulfillment of the obligation.

Since 2014, the number of shares to be held amounts to two times the annual base salary for the Co-Chairmen and one time the annual base salary for ordinary Management Board members.

There is a waiting period of 36 months for the Co-Chairmen and 24 months for ordinary Management Board members until which this requirement must be fulfilled. All Management Board members fulfilled the retention obligations for shares in 2015. Observance of the requirement is reviewed semi-annually as of June 30 and December 31. If the required number of shares is not met, the Management Board members must correct any deficiencies by the next review.

As compensation components are deferred or spread out over several years, another link to the performance of the Deutsche Bank share is established that should generally continue to exist even for the period after leaving the Management Board.

## Compensation structure as of January 2016

With effect from January 1, 2016, the Supervisory Board changed the compensation system for Management Board members.

The changed compensation system follows the new structure of the Bank's business divisions and thus the reorganization of the Bank's leadership structure. Effective January 1, 2016, all four core business divisions (front offices) are represented directly by members on the Management Board. For Management Board members with front office responsibility, the previous variable compensation components will be supplemented by the newly introduced Division Performance Award component. The implementation of the Division Performance Award seeks to reflect market requirements and ensure competitive pay levels for Management Board members with front office responsibility. The individual amount is determined based on performance-oriented criteria.

The key changes are set out below:

Non-Performance-Related Components (fixed compensation)
The fixed compensation is not linked to performance and continues to consist of the base salary, contributions to the company pension plan and "other benefits" comprising the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

The base salary remains unchanged in its amounts. However, the annual contributions to the company pension plan are to be determined on an individual basis by the Supervisory Board as of 2016.

Performance-Related-Components (variable compensation)
The variable compensation is performance-related. It continues to consist for all members of the Management Board of the two previous components:

- the Annual Performance Award and
- the Long-Term Performance Award

and, for Management Board members with front office responsibility, of the following additional component:

- the Division Performance Award.

**Division Performance Award (DPA)**
The DPA rewards the achievement of the Bank's short and medium-term business policy and strategic objectives established in the context of the objective setting process for the performance evaluation for the respective year. The key objectives underlying the determination of the DPA are designed to contribute to the applicable business policy and strategic objectives of the relevant division, in line with its business and risk strategy and the individual objectives set separately for each member of the Management Board on the basis of the member's area of responsibility. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients as part of carrying out business activities. In principle, the DPA thereby follows the same decision-making and determination logic as the Annual Performance Award, while allowing for a stronger focus on the business success parameters of client-oriented business units.

As part of the annual objective setting process, corresponding factors are set for all objectives that will be used by the Supervisory Board following the end of the year as the basis for evaluating performance. The degree to which the respective target is achieved as well as the ultimate amount of the DPA is determined on a discretionary basis by the Supervisory Board as part of an informed judgment on the basis of several components. The relevant factors for the determination of the DPA are the objective achievement level and the weighting of the relevant objectives.

If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that a DPA will not be granted.

The following chart provides a comparison of the compensation structure applicable until December 31, 2015 and the structure applicable as of January 1, 2016:


Previous structure
Base salary
monthly cash payments
Annual Performance Award (APA)
Discretional informed decision making along the categories: „capital", „cost", „competencies", „clients", und „culture"
restricted cash (if appl. restricted equity)
Long Term Performance Award (LTPA)
3-year average TSR peer outperformance combined with Culture & Client factor
restricted equity
New structure as of January 2016
Base salary
monthly cash payments
Annual Performance Award (APA)
Discretional informed decision making along the categories: „capital", „cost", „competencies", „clients", und „culture"
restricted cash (if appl. restricted equity)
Division Performance Award (DPA)
Discretional informed decision making along business success parameters of client-focused units
restricted cash (if appl. restricted equity)
Long Term Performance Award (LTPA)
3-year average TSR peer outperformance combined with Culture & Client factor
restricted equity

The new compensation structure will be presented in detail to the General Meeting in May 2016; the General Meeting will be given the opportunity to vote on a resolution on the approval of the changed compensation system.

# Board Compensation

## Base Salary

In the 2015 financial year, the annual base salary of the Management Board Co-Chairmen was € 3,800,000 each and for an ordinary Management Board member € 2,400,000.

## Variable Compensation

The Supervisory Board, based on the proposal of the Compensation Control Committee, decided to reduce the variable compensation for the 2015 financial year for all Management Board members in office during the 2015 financial year to zero for the duration of their Management Board membership. The reduction is due to the deterioration of key performance indicators of the Bank in the 2015 financial year.

## Total Compensation

The members of the Management Board collectively received in/for the 2015 financial year compensation (without fringe benefits and pension service costs) totaling € 22,660,000 (2014: € 35,277,666) for their service on the Management Board. This amount was for base salaries only (2014: € 19,600,000). € 0 (2014: € 15,677,666) were received for performance-related components with long-term incentives.

The Supervisory Board determined the compensation on an individual basis for 2015 as follows (table does not include amounts that departing Management Board members received in connection with their severance, which are described below in "Other Benefits upon Premature Termination"):

| | 2015 | | | | 2014 |
|---|---|---|---|---|---|
| in € | Base salary | APA[1] | LTPA[2] | Total compensation | Total compensation |
| John Cryan[3] | 1,900,000 | 0 | 0 | 1,900,000 | – |
| Jürgen Fitschen | 3,800,000 | 0 | 0 | 3,800,000 | 6,661,958 |
| Anshuman Jain[4] | 1,900,000 | 0 | 0 | 1,900,000 | 6,661,958 |
| Stefan Krause[5] | 2,400,000 | 0 | 0 | 2,400,000 | 4,352,500 |
| Dr. Stephan Leithner[5] | 2,000,000 | 0 | 0 | 2,000,000 | 4,467,250 |
| Stuart Lewis | 2,400,000 | 0 | 0 | 2,400,000 | 4,429,000 |
| Sylvie Matherat[6] | 400,000 | 0 | 0 | 400,000 | – |
| Rainer Neske[4] | 1,200,000 | 0 | 0 | 1,200,000 | 4,352,500 |
| Henry Ritchotte | 2,400,000 | 0 | 0 | 2,400,000 | 4,352,500 |
| Karl von Rohr[6] | 400,000 | 0 | 0 | 400,000 | – |
| Dr. Marcus Schenck[7] | 1,460,000 | 0 | 0 | 1,460,000 | – |
| Christian Sewing[8] | 2,400,000 | 0 | 0 | 2,400,000 | – |
| **Total** | **22,660,000** | **0** | **0** | **22,660,000** | **35,277,666** |

1 APA = Annual Performance Award.
2 LTPA = Long-Term Performance Award.
3 Member of the Management Board from July 1, 2015.
4 Member of the Management Board until June 30, 2015.
5 Member of the Management Board until October 31, 2015.
6 Member of the Management Board from November 1, 2015.
7 Member of the Management Board from May 22, 2015.
8 Member of the Management Board from January 1, 2015.

# Compensation in accordance with the German Corporate Governance Codex (GCGC)

The compensation for the members of the Management Board in accordance with the requirements of section 4.2.5 paragraph 3 of the GCGC is provided below. This comprises the benefits granted for the year under review including the fringe benefits, and including the maximum and minimum achievable compensation for variable compensation components. In addition, the disbursals of fixed compensation, short-term variable compensation and long-term variable compensation in/for the year under review, broken down into the relevant reference years are reported.

The following table provides the compensation granted for the 2015 financial year:

**Compensation granted in 2015 (2014) according to GCGC**

| | | | | | | John Cryan[1] Co-Chairman |
|---|---|---|---|---|---|---|
| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
| Fixed compensation (base salary) | 1,900,000 | 1,900,000 | 1,900,000 | 1,900,000 | 0 | 0 |
| Fringe benefits | 29,697 | 29,697 | 29,697 | 29,697 | 0 | 0 |
| Total | 1,929,697 | 1,929,697 | 1,929,697 | 1,929,697 | 0 | 0 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 2,650,000 | 0 | 4,350,000 | 0 | 0 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 750,000 | 0 | 1,500,000 | 0 | 0 |
| Restricted Equity Awards (LTPA) | 0 | 1,900,000 | 0 | 2,850,000 | 0 | 0 |
| Total | 0 | 2,650,000 | 0 | 4,350,000 | 0 | 0 |
| Pension service costs | 439,065 | 439,065 | 439,065 | 439,065 | 0 | 0 |
| **Total compensation (GCGC)** | **2,368,762** | **5,018,762** | **2,368,762** | **6,718,762** | **0** | **0** |
| **Total compensation[2]** | **1,900,000** | **4,550,000** | **1,900,000** | **6,250,000** | **0** | **0** |

[1] Member of the Management Board from July 1, 2015.
[2] Without fringe benefits and pension service costs.

| | | | | | | Jürgen Fitschen Co-Chairman |
|---|---|---|---|---|---|---|
| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
| Fixed compensation (base salary) | 3,800,000 | 3,800,000 | 3,800,000 | 3,800,000 | 3,800,000 | 3,800,000 |
| Fringe benefits | 102,016 | 102,016 | 102,016 | 102,016 | 118,852 | 118,852 |
| Total | 3,902,016 | 3,902,016 | 3,902,016 | 3,902,016 | 3,918,852 | 3,918,852 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 5,300,000 | 0 | 8,700,000 | 2,861,958 | 5,300,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 1,500,000 | 0 | 3,000,000 | 860,625 | 1,500,000 |
| Restricted Equity Awards (LTPA) | 0 | 3,800,000 | 0 | 5,700,000 | 2,001,333 | 3,800,000 |
| Total | 0 | 5,300,000 | 0 | 8,700,000 | 2,861,958 | 5,300,000 |
| Pension service costs | 624,192 | 624,192 | 624,192 | 624,192 | 648,216 | 648,216 |
| **Total compensation (GCGC)** | **4,526,208** | **9,826,208** | **4,526,208** | **13,226,208** | **7,429,026** | **9,867,068** |
| **Total compensation[1]** | **3,800,000** | **9,100,000** | **3,800,000** | **12,500,000** | **6,661,958** | **9,100,000** |

[1] Without fringe benefits and pension service costs.

| | | | | | | Anshuman Jain[1] Co-Chairman |
|---|---|---|---|---|---|---|
| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
| Fixed compensation (base salary) | 1,900,000 | 1,900,000 | 1,900,000 | 1,900,000 | 3,800,000 | 3,800,000 |
| Fringe benefits | 337,718 | 337,718 | 337,718 | 337,718 | 718,914 | 718,914 |
| Total | 2,237,718 | 2,237,718 | 2,237,718 | 2,237,718 | 4,518,914 | 4,518,914 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 2,650,000 | 0 | 4,350,000 | 2,861,958 | 5,300,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 750,000 | 0 | 1,500,000 | 860,625 | 1,500,000 |
| Restricted Equity Awards (LTPA) | 0 | 1,900,000 | 0 | 2,850,000 | 2,001,333 | 3,800,000 |
| Total | 0 | 2,650,000 | 0 | 4,350,000 | 2,861,958 | 5,300,000 |
| Pension service costs | 1,553,203 | 1,553,203 | 1,553,203 | 1,553,203 | 857,192 | 857,192 |
| **Total compensation (GCGC)** | **3,790,921** | **6,440,921** | **3,790,921** | **8,140,921** | **8,238,064** | **10,676,106** |
| **Total compensation[2]** | **1,900,000** | **4,550,000** | **1,900,000** | **6,250,000** | **6,661,958** | **9,100,000** |

[1] Member of the Management Board until June 30, 2015.
[2] Without fringe benefits and pension service costs.

| | | | | | | Stefan Krause |
|---|---|---|---|---|---|---|
| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
| Fixed compensation (base salary) | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 105,099 | 105,099 | 105,099 | 105,099 | 124,753 | 124,753 |
| Total | 2,505,099 | 2,505,099 | 2,505,099 | 2,505,099 | 2,524,753 | 2,524,753 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 3,400,000 | 0 | 5,600,000 | 1,952,500 | 3,400,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 1,000,000 | 0 | 2,000,000 | 688,500 | 1,000,000 |
| Restricted Equity Awards (LTPA) | 0 | 2,400,000 | 0 | 3,600,000 | 1,264,000 | 2,400,000 |
| Total | 0 | 3,400,000 | 0 | 5,600,000 | 1,952,500 | 3,400,000 |
| Pension service costs | 498,908 | 498,908 | 498,908 | 498,908 | 521,887 | 521,887 |
| **Total compensation (GCGC)** | **3,004,007** | **6,404,007** | **3,004,007** | **8,604,007** | 4,999,140 | 6,446,640 |
| **Total compensation[1]** | **2,400,000** | **5,800,000** | **2,400,000** | **8,000,000** | 4,352,500 | 5,800,000 |

[1] Without fringe benefits and pension service costs.

| | | | | | | Dr. Stephan Leithner[1] |
|---|---|---|---|---|---|---|
| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
| Fixed compensation (base salary) | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 72,570 | 72,570 | 72,570 | 72,570 | 353,552 | 353,552 |
| Total | 2,072,570 | 2,072,570 | 2,072,570 | 2,072,570 | 2,753,552 | 2,753,552 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 2,833,333 | 0 | 4,666,667 | 2,067,250 | 3,400,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 833,333 | 0 | 1,666,667 | 803,250 | 1,000,000 |
| Restricted Equity Awards (LTPA) | 0 | 2,000,000 | 0 | 3,000,000 | 1,264,000 | 2,400,000 |
| Total | 0 | 2,833,333 | 0 | 4,666,667 | 2,067,250 | 3,400,000 |
| Pension service costs | 442,033 | 442,033 | 442,033 | 442,033 | 561,694 | 561,694 |
| **Total compensation (GCGC)** | **2,514,603** | **5,347,936** | **2,514,603** | **7,181,270** | 5,382,496 | 6,715,246 |
| **Total compensation[2]** | **2,000,000** | **4,833,333** | **2,000,000** | **6,666,667** | 4,467,250 | 5,800,000 |

[1] Member of the Management Board until October 31, 2015.
[2] Without fringe benefits and pension service costs.

Stuart Lewis

| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
|---|---|---|---|---|---|---|
| Fixed compensation (base salary) | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 97,624 | 97,624 | 97,624 | 97,624 | 84,937 | 84,937 |
| Total | 2,497,624 | 2,497,624 | 2,497,624 | 2,497,624 | 2,484,937 | 2,484,937 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 3,400,000 | 0 | 5,600,000 | 2,029,000 | 3,400,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 1,000,000 | 0 | 2,000,000 | 765,000 | 1,000,000 |
| Restricted Equity Awards (LTPA) | 0 | 2,400,000 | 0 | 3,600,000 | 1,264,000 | 2,400,000 |
| Total | 0 | 3,400,000 | 0 | 5,600,000 | 2,029,000 | 3,400,000 |
| Pension service costs | 516,969 | 516,969 | 516,969 | 516,969 | 551,095 | 551,095 |
| **Total compensation (GCGC)** | **3,014,593** | **6,414,593** | **3,014,593** | **8,614,593** | 5,065,032 | 6,436,032 |
| **Total compensation[1]** | **2,400,000** | **5,800,000** | **2,400,000** | **8,000,000** | 4,429,000 | 5,800,000 |

1 Without fringe benefits and pension service costs.

Sylvie Matherat[1]

| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
|---|---|---|---|---|---|---|
| Fixed compensation (base salary) | 400,000 | 400,000 | 400,000 | 400,000 | 0 | 0 |
| Fringe benefits | 5,226 | 5,226 | 5,226 | 5,226 | 0 | 0 |
| Total | 405,226 | 405,226 | 405,226 | 405,226 | 0 | 0 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 566,667 | 0 | 933,333 | 0 | 0 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 166,667 | 0 | 333,333 | 0 | 0 |
| Restricted Equity Awards (LTPA) | 0 | 400,000 | 0 | 600,000 | 0 | 0 |
| Total | 0 | 566,667 | 0 | 933,333 | 0 | 0 |
| Pension service costs | 128,506 | 128,506 | 128,506 | 128,506 | 0 | 0 |
| **Total compensation (GCGC)** | **533,732** | **1,100,399** | **533,732** | **1,467,065** | 0 | 0 |
| **Total compensation[2]** | **400,000** | **966,667** | **400,000** | **1,333,333** | 0 | 0 |

1 Member of the Management Board from November 1, 2015.
2 Without fringe benefits and pension service costs.

Rainer Neske[1]

| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
|---|---|---|---|---|---|---|
| Fixed compensation (base salary) | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 61,347 | 61,347 | 61,347 | 61,347 | 96,155 | 96,155 |
| Total | 1,261,347 | 1,261,347 | 1,261,347 | 1,261,347 | 2,496,155 | 2,496,155 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 1,700,000 | 0 | 2,800,000 | 1,952,500 | 3,400,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 500,000 | 0 | 1,000,000 | 688,500 | 1,000,000 |
| Restricted Equity Awards (LTPA) | 0 | 1,200,000 | 0 | 1,800,000 | 1,264,000 | 2,400,000 |
| Total | 0 | 1,700,000 | 0 | 2,800,000 | 1,952,500 | 3,400,000 |
| Pension service costs | 550,484 | 550,484 | 550,484 | 550,484 | 539,553 | 539,553 |
| **Total compensation (GCGC)** | **1,811,831** | **3,511,831** | **1,811,831** | **4,611,831** | 4,988,208 | 6,435,708 |
| **Total compensation[2]** | **1,200,000** | **2,900,000** | **1,200,000** | **4,000,000** | 4,352,500 | 5,800,000 |

1 Member of the Management Board until June 30, 2015.
2 Without fringe benefits and pension service costs.

| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
|---|---|---|---|---|---|---|
| | | | | | | Henry Ritchotte |
| Fixed compensation (base salary) | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 382,390 | 382,390 | 382,390 | 382,390 | 289,842 | 289,842 |
| Total | 2,782,390 | 2,782,390 | 2,782,390 | 2,782,390 | 2,689,842 | 2,689,842 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 3,400,000 | 0 | 5,600,000 | 1,952,500 | 3,400,000 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 1,000,000 | 0 | 2,000,000 | 688,500 | 1,000,000 |
| Restricted Equity Awards (LTPA) | 0 | 2,400,000 | 0 | 3,600,000 | 1,264,000 | 2,400,000 |
| Total | 0 | 3,400,000 | 0 | 5,600,000 | 1,952,500 | 3,400,000 |
| Pension service costs | 502,274 | 502,274 | 502,274 | 502,274 | 530,086 | 530,086 |
| **Total compensation (GCGC)** | **3,284,664** | **6,684,664** | **3,284,664** | **8,884,664** | 5,172,428 | 6,619,928 |
| **Total compensation[1]** | **2,400,000** | **5,800,000** | **2,400,000** | **8,000,000** | 4,352,500 | 5,800,000 |

[1] Without fringe benefits and pension service costs.

| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
|---|---|---|---|---|---|---|
| | | | | | | Karl von Rohr[1] |
| Fixed compensation (base salary) | 400,000 | 400,000 | 400,000 | 400,000 | 0 | 0 |
| Fringe benefits | 2,348 | 2,348 | 2,348 | 2,348 | 0 | 0 |
| Total | 402,348 | 402,348 | 402,348 | 402,348 | 0 | 0 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 566,667 | 0 | 933,333 | 0 | 0 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 166,667 | 0 | 333,333 | 0 | 0 |
| Restricted Equity Awards (LTPA) | 0 | 400,000 | 0 | 600,000 | 0 | 0 |
| Total | 0 | 566,667 | 0 | 933,333 | 0 | 0 |
| Pension service costs | 131,141 | 131,141 | 131,141 | 131,141 | 0 | 0 |
| **Total compensation (GCGC)** | **533,489** | **1,100,156** | **533,489** | **1,466,822** | 0 | 0 |
| **Total compensation[2]** | **400,000** | **966,667** | **400,000** | **1,333,333** | 0 | 0 |

[1] Member of the Management Board from November 1, 2015.
[2] Without fringe benefits and pension service costs.

| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
|---|---|---|---|---|---|---|
| | | | | | | Dr. Marcus Schenck[1] |
| Fixed compensation (base salary) | 1,460,000 | 1,460,000 | 1,460,000 | 1,460,000 | 0 | 0 |
| Fringe benefits | 38,370 | 38,370 | 38,370 | 38,370 | 0 | 0 |
| Total | 1,498,370 | 1,498,370 | 1,498,370 | 1,498,370 | 0 | 0 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 2,068,333 | 0 | 3,406,667 | 0 | 0 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 608,333 | 0 | 1,216,667 | 0 | 0 |
| Restricted Equity Awards (LTPA) | 0 | 1,460,000 | 0 | 2,190,000 | 0 | 0 |
| Total | 0 | 2,068,333 | 0 | 3,406,667 | 0 | 0 |
| Pension service costs | 478,387 | 478,387 | 478,387 | 478,387 | 0 | 0 |
| **Total compensation (GCGC)** | **1,976,757** | **4,045,090** | **1,976,757** | **5,383,424** | 0 | 0 |
| **Total compensation[2]** | **1,460,000** | **3,528,333** | **1,460,000** | **4,866,667** | 0 | 0 |

[1] Member of the Management Board from May 22, 2015.
[2] Without fringe benefits and pension service costs.

| | Christian Sewing[1] | | | | | |
|---|---|---|---|---|---|---|
| in € | 2015 (determined) | 2015 (target) | 2015 (Min) | 2015 (Max) | 2014 (determined) | 2014 (target) |
| Fixed compensation (base salary) | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 | 0 | 0 |
| Fringe benefits | 19,471 | 19,471 | 19,471 | 19,471 | 0 | 0 |
| Total | 2,419,471 | 2,419,471 | 2,419,471 | 2,419,471 | 0 | 0 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof: | | | | | | |
| Immediately paid out (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 3,400,000 | 0 | 5,600,000 | 0 | 0 |
| thereof: | | | | | | |
| Equity Upfront Awards (part of APA) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Incentive Awards (APA) | 0 | 1,000,000 | 0 | 2,000,000 | 0 | 0 |
| Restricted Equity Awards (LTPA) | 0 | 2,400,000 | 0 | 3,600,000 | 0 | 0 |
| Total | 0 | 3,400,000 | 0 | 5,600,000 | 0 | 0 |
| Pension service costs | 559,197 | 559,197 | 559,197 | 559,197 | 0 | 0 |
| **Total compensation (GCGC)** | **2,978,668** | **6,378,668** | **2,978,668** | **8,578,668** | **0** | **0** |
| **Total compensation[2]** | **2,400,000** | **5,800,000** | **2,400,000** | **8,000,000** | **0** | **0** |

[1] Member of the Management Board from January 1, 2015.
[2] Without fringe benefits and pension service costs.

The following table provides the disbursals in/for the 2015 financial year:

**Disbursals paid out in 2015 (2014) according to GCGC**

| | John Cryan[1] Co-Chairman | | Jürgen Fitschen Co-Chairman | | Anshuman Jain[2] | | Stefan Krause | |
|---|---|---|---|---|---|---|---|---|
| in € | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| Fixed compensation | 1,900,000 | 0 | 3,800,000 | 3,800,000 | 1,900,000 | 3,800,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 29,697 | 0 | 102,016 | 118,852 | 337,718 | 718,914 | 105,099 | 124,753 |
| Total | 1,929,697 | 0 | 3,902,016 | 3,918,852 | 2,237,718 | 4,518,914 | 2,505,099 | 2,524,753 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof immediately paid out | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 0 | 285,529 | 420,542 | 0 | 829,761 | 303,115 | 446,444 |
| thereof Equity Upfront Awards: | | | | | | | | |
| EUA for 2010 (until 2014) | 0 | 0 | 0 | 420,542 | 0 | 829,761 | 0 | 446,444 |
| thereof Restricted Equity Awards: | | | | | | | | |
| REA for 2010 (until 2016) | 0 | 0 | 285,529 | 0 | 0 | 0 | 303,115 | 0 |
| Total | 0 | 0 | 285,529 | 420,542 | 0 | 829,761 | 303,115 | 446,444 |
| Pension service costs | 439,065 | 0 | 624,192 | 648,216 | 1,553,203 | 857,192 | 498,908 | 521,887 |
| **Total compensation (GCGC)** | **2,368,762** | **0** | **4,811,737** | 4,987,610 | **3,790,921** | 6,205,867 | **3,307,122** | 3,493,084 |

[1] Member of the Management Board from July 1, 2015.
[2] Member of the Management Board until June 30, 2015.

| | Dr. Stephan Leithner[1] | | Stuart Lewis | | Sylvie Matherat[2] | | Rainer Neske[3] | |
|---|---|---|---|---|---|---|---|---|
| in € | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| Fixed compensation | 2,000,000 | 2,400,000 | 2,400,000 | 2,400,000 | 400,000 | 0 | 1,200,000 | 2,400,000 |
| Fringe benefits | 72,570 | 353,552 | 97,624 | 84,937 | 5,226 | 0 | 61,347 | 96,155 |
| Total | 2,072,570 | 2,753,552 | 2,497,624 | 2,484,937 | 405,226 | 0 | 1,261,347 | 2,496,155 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof immediately paid out | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 433,493 |
| thereof Equity Upfront Awards: | | | | | | | | |
| EUA for 2010 (until 2014) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 433,493 |
| thereof Restricted Equity Awards: | | | | | | | | |
| REA for 2010 (until 2016) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 433,493 |
| Pension service costs | 442,033 | 561,694 | 516,969 | 551,095 | 128,506 | 0 | 550,484 | 539,553 |
| **Total compensation (GCGC)** | **2,514,603** | 3,315,246 | **3,014,593** | 3,036,032 | **533,732** | 0 | **1,811,831** | 3,469,201 |

[1] Member of the Management Board until October 31, 2015.
[2] Member of the Management Board from November 1, 2015.
[3] Member of the Management Board until June 30, 2015.

| in € | Henry Ritchotte 2015 | Henry Ritchotte 2014 | Karl von Rohr[1] 2015 | Karl von Rohr[1] 2014 | Dr. Marcus Schenck[2] 2015 | Dr. Marcus Schenck[2] 2014 | Christian Sewing[3] 2015 | Christian Sewing[3] 2014 |
|---|---|---|---|---|---|---|---|---|
| Fixed compensation | 2,400,000 | 2,400,000 | 400,000 | 0 | 1,460,000 | 0 | 2,400,000 | 0 |
| Fringe benefits | 382,390 | 289,842 | 2,348 | 0 | 38,370 | 0 | 19,471 | 0 |
| Total | 2,782,390 | 2,689,842 | 402,348 | 0 | 1,498,370 | 0 | 2,419,471 | 0 |
| One-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof immediately paid out | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Multi-year variable compensation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof Equity Upfront Awards: | | | | | | | | |
| EUA for 2010 (until 2014) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| thereof Restricted Equity Awards: | | | | | | | | |
| REA for 2010 (until 2016) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Pension service costs | 502,274 | 530,086 | 131,141 | 0 | 478,387 | 0 | 559,197 | 0 |
| **Total compensation (GCGC)** | **3,284,664** | 3,219,928 | **533,489** | 0 | **1,976,757** | 0 | **2,978,668** | 0 |

[1] Member of the Management Board from November 1, 2015.
[2] Member of the Management Board from May 22, 2015.
[3] Member of the Management Board from January 1, 2015.

In 2015, the Supervisory Board decided to suspend the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in 2015 for the Management Board members Fitschen, Jain, Krause, Dr Leithner, Lewis, Neske and Ritchotte, who were still active in the reporting period, as well as for four former Management Board members who already left the Management Board prior to the reporting period. Accordingly, the above table does not contain the respective compensation elements which were not disbursed (or delivered – in case of share-based elements) in February and August 2015.

## Compensation in accordance with the German Accounting Standard No. 17 (GAS 17)

In accordance with the requirements of the GAS 17, the members of the Management Board collectively received in the 2015 financial year compensation totaling € 23,913,876 (2014: € 31,709,671) for their service on the Management Board. Of that, € 22,660,000 (2014: € 19,600,000) was for base salaries, € 1,253,876 (2014: € 1,787,005) for fringe benefits and € 0 (2014: € 10,322,666) for performance-related components with long-term incentives.

In accordance with German Accounting Standard No. 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e., in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. Based on this the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2015 and 2014, including the non-performance-related fringe benefits.

## Compensation according to GAS 17

| | John Cryan[1] Co-Chairman | | Jürgen Fitschen Co-Chairman | | Anshuman Jain[2] | | Stefan Krause | |
|---|---|---|---|---|---|---|---|---|
| in € | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| **Compensation** | | | | | | | | |
| Performance-related components | | | | | | | | |
| Without long-term incentives | | | | | | | | |
| Immediately paid out | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| With long-term incentives | | | | | | | | |
| Cash-based | | | | | | | | |
| Restricted Incentive Award(s) paid | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Share-based | | | | | | | | |
| Equity Upfront Award(s) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Equity Award(s) | 0 | 0 | 0 | 2,001,333 | 0 | 2,001,333 | 0 | 1,264,000 |
| Non-performance-related components | | | | | | | | |
| Base salary | 1,900,000 | 0 | 3,800,000 | 3,800,000 | 1,900,000 | 3,800,000 | 2,400,000 | 2,400,000 |
| Fringe benefits | 29,697 | 0 | 102,016 | 118,852 | 337,718 | 718,914 | 105,099 | 124,753 |
| **Total** | **1,929,697** | **0** | **3,902,016** | 5,920,185 | **2,237,718** | 6,520,247 | **2,505,099** | 3,788,753 |

[1] Member of the Management Board from July 1, 2015.
[2] Member of the Management Board until June 30, 2015.

| | Dr. Stephan Leithner[1] | | Stuart Lewis | | Sylvie Matherat[2] | | Rainer Neske[3] | |
|---|---|---|---|---|---|---|---|---|
| in € | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| Compensation | | | | | | | | |
| Performance-related components | | | | | | | | |
| Without long-term incentives | | | | | | | | |
| Immediately paid out | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| With long-term incentives | | | | | | | | |
| Cash-based | | | | | | | | |
| Restricted Incentive Award(s) paid | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Share-based | | | | | | | | |
| Equity Upfront Award(s) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Equity Award(s) | 0 | 1,264,000 | 0 | 1,264,000 | 0 | 0 | 0 | 1,264,000 |
| Non-performance-related components | | | | | | | | |
| Base salary | 2,000,000 | 2,400,000 | 2,400,000 | 2,400,000 | 400,000 | 0 | 1,200,000 | 2,400,000 |
| Fringe benefits | 72,570 | 353,552 | 97,624 | 84,937 | 5,226 | 0 | 61,347 | 96,155 |
| **Total** | **2,072,570** | 4,017,552 | **2,497,624** | 3,748,937 | **405,226** | 0 | **1,261,347** | 3,760,155 |

[1] Member of the Management Board until October 31, 2015.
[2] Member of the Management Board from November 1, 2015.
[3] Member of the Management Board until June 30, 2015.

| in € | Henry Ritchotte 2015 | Henry Ritchotte 2014 | Karl von Rohr[1] 2015 | Karl von Rohr[1] 2014 | Dr. Marcus Schenck[2] 2015 | Dr. Marcus Schenck[2] 2014 | Christian Sewing[3] 2015 | Christian Sewing[3] 2014 |
|---|---|---|---|---|---|---|---|---|
| Compensation | | | | | | | | |
| Performance-related components | | | | | | | | |
| Without long-term incentives | | | | | | | | |
| Immediately paid out | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| With long-term incentives | | | | | | | | |
| Cash-based | | | | | | | | |
| Restricted Incentive Award(s) paid | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Share-based | | | | | | | | |
| Equity Upfront Award(s) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted Equity Award(s) | 0 | 1,264,000 | 0 | 0 | 0 | 0 | 0 | 0 |
| Non-performance-related components | | | | | | | | |
| Base salary | 2,400,000 | 2,400,000 | 400,000 | 0 | 1,460,000 | 0 | 2,400,000 | 0 |
| Fringe benefits | 382,390 | 289,842 | 2,348 | 0 | 38,370 | 0 | 19,471 | 0 |
| **Total** | **2,782,390** | **3,953,842** | **402,348** | **0** | **1,498,370** | **0** | **2,419,471** | **0** |

[1] Member of the Management Board from November 1, 2015.
[2] Member of the Management Board from May 22, 2015.
[3] Member of the Management Board from January 1, 2015.

| in € | Total 2015 | Total 2014 |
|---|---|---|
| Compensation | | |
| Performance-related components | | |
| Without long-term incentives | | |
| Immediately paid out | 0 | 0 |
| With long-term incentives | | |
| Cash-based | | |
| Restricted Incentive Award(s) paid | 0 | 0 |
| Share-based | | |
| Equity Upfront Award(s) | 0 | 0 |
| Restricted Equity Award(s) | 0 | 10,322,666 |
| Non-performance-related components | | |
| Base salary | 22,660,000 | 19,600,000 |
| Fringe benefits | 1,253,876 | 1,787,005 |
| **Total** | **23,913,876** | **31,709,671** |

In 2015, the Supervisory Board decided to suspend the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in 2015 for the Management Board members Fitschen, Jain, Krause, Dr Leithner, Lewis, Neske, Ritchotte, which were still active in the reporting period, as well as for four former Management Board members which already left the Management Board prior to the reporting period. Accordingly, the table above does not contain the Restricted Incentive Awards which were not disbursed in 2015.

# Share awards

The Supervisory Board decided not to grant the Management Board members any variable compensation for the 2015 financial year. The share awards granted in 2015 for the year 2014 in the form of Restricted Equity Awards were determined by dividing the respective euro amounts by the average Deutsche Bank AG XETRA share closing prices on the first ten trading days in February 2015 (€ 27.108).

As a result, the number of share awards granted was as follows (rounded):

Members of the Management Board

| Units | Year | Equity Upfront Award(s) (with retention period) | Restricted Equity Award(s) (deferred with additional retention period) |
|---|---|---|---|
| John Cryan[1] | 2015 | 0 | 0 |
| Jürgen Fitschen | 2015 | 0 | 0 |
| | 2014 | 0 | 73,828 |
| Anshuman Jain[2] | 2015 | 0 | 0 |
| | 2014 | 0 | 73,828 |
| Stefan Krause | 2015 | 0 | 0 |
| | 2014 | 0 | 46,628 |
| Dr. Stephan Leithner[3] | 2015 | 0 | 0 |
| | 2014 | 0 | 46,628 |
| Stuart Lewis | 2015 | 0 | 0 |
| | 2014 | 0 | 46,628 |
| Sylvie Matherat[4] | 2015 | 0 | 0 |
| Rainer Neske[2] | 2015 | 0 | 0 |
| | 2014 | 0 | 46,628 |
| Henry Ritchotte | 2015 | 0 | 0 |
| | 2014 | 0 | 46,628 |
| Karl von Rohr[4] | 2015 | 0 | 0 |
| Dr. Marcus Schenck[5] | 2015 | 0 | 0 |
| Christian Sewing[6] | 2015 | 0 | 0 |

[1] Member of the Management Board from July 1, 2015.
[2] Member of the Management Board until June 30, 2015.
[3] Member of the Management Board until October 31, 2015.
[4] Member of the Management Board from November 1, 2015.
[5] Member of the Management Board from May 22, 2015.
[6] Member of the Management Board from January 1, 2015.

Management Board members do not receive any compensation for mandates on boards of Deutsche Bank subsidiaries.

Deferred compensation components granted to John Cryan by a former employer were forfeited due to the commencement of his activity as member of the Management Board. The forfeited compensation components were equally replaced by the grant of 17,440.59 Deutsche Bank share-awards based on the 2015 DB Equity Plan (Restricted Equity Awards). The Restricted Equity Awards vest on March 1, 2016 and have an additional retention period of six months. Specific forfeiture provisions apply for the Awards until their release on September 1, 2016.

# Pension and Transitional Benefits

The Supervisory Board allocates an entitlement to pension plan benefits to the Management Board members. These entitlements involve a defined contribution pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account.

Management Board members receive a contribution in the form of a contractually agreed fixed annual amount in Euro. The contribution accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 4 % per year up to the age of 60. From the age of 61 onwards, the contribution made is credited with an annual interest payment of 4 % up to the date of retirement.

The annual contributions, taken together, form the pension amount available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2015 and 2014 as well as the corresponding defined benefit obligations for each member of the Management Board in office in 2015 as of December 31, 2015 and December 31, 2014. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates, as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

| Members of the Management Board | Annual contribution, in the year | | Interest credit, in the year | | Account balance, end of year | | Service cost (IFRS), in the year | | Present value of the defined benefit obligation (IFRS), end of year | |
|---|---|---|---|---|---|---|---|---|---|---|
| in € | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| John Cryan[1] | 393,250 | 0 | 0 | 0 | 393,250 | 0 | 439,065 | 0 | 450,200 | 0 |
| Jürgen Fitschen | 650,000 | 650,000 | 95,272 | 65,351 | 2,549,796 | 1,804,524 | 624,192 | 648,216 | 2,576,287 | 1,935,819 |
| Anshuman Jain[2] | 1,919,125[8] | 903,500 | 0 | 0 | 0[9] | 2,016,125 | 1,553,203 | 857,192 | 0 | 1,884,104 |
| Stefan Krause[3] | 520,000 | 536,000 | 0 | 0 | 4,042,137 | 3,522,137 | 498,908 | 521,887 | 3,685,741 | 3,336,863 |
| Dr. Stephan Leithner[3] | 500,000 | 620,000 | 0 | 0 | 1,758,250 | 1,258,250 | 442,033 | 561,694 | 0 | 1,128,360 |
| Stuart Lewis | 576,000 | 600,000 | 0 | 0 | 1,786,938 | 1,210,938 | 516,969 | 551,095 | 1,551,547 | 1,103,545 |
| Sylvie Matherat[4] | 86,668 | 0 | 0 | 0 | 86,668 | 0 | 128,506 | 0 | 130,231 | 0 |
| Rainer Neske[2] | 600,667 | 576,000 | 0 | 0 | 3,973,532 | 3,372,865 | 550,484 | 539,553 | 0 | 3,068,819 |
| Henry Ritchotte | 536,000 | 556,000 | 0 | 0 | 1,648,313 | 1,112,313 | 502,274 | 530,086 | 1,496,159 | 1,053,970 |
| Karl von Rohr[4] | 96,001 | 0 | 0 | 0 | 96,001 | 0 | 131,141 | 0 | 132,799 | 0 |
| Dr. Marcus Schenck[5] | 528,001 | 0 | 0 | 0 | 528,001 | 0 | 478,387 | 0 | 490,386 | 0 |
| Christian Sewing[6] | 692,000 | 0 | 0 | 0 | 692,000 | 0 | 559,197 | 0 | 572,899 | 0 |

1 Member of the Management Board from July 1, 2015.
2 Member of the Management Board until June 30, 2015.
3 Member of the Management Board until October 31, 2015.
4 Member of the Management Board from November 1, 2015.
5 Member of the Management Board from May 22, 2015.
6 Member of the Management Board from January 1, 2015.
7 Including age-related factor.
8 The stated contribution consists of a contribution for the period from January 1 to June 30, 2015 in the amount of € 435,500 and a one-off insurance amount in the amount of € 1,483,625 which was agreed in the termination agreement in connection with the premature termination of the service contract.
9 The pension entitlement was not vested at the time of the termination of the Management Board membership and was paid in form of a cash compensation in the amount of € 3,437,307.

# Other Benefits upon Premature Termination

The Management Board members are in principle entitled to receive a severance payment upon early termination of their appointment at the Bank's initiative, provided the Bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

If a Management Board member leaves office in connection with a change of control, he is also, under certain conditions, entitled in principle to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is again based on the annual compensation for the previous financial year.

The severance payment mentioned above is determined by the Supervisory Board and within its sole discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

In 2015, five Management Board Members in total left the Management Board. In connection with their exit from the Board, the Board entered into termination agreements with Anshuman Jain, Stefan Krause, Dr. Stephan Leithner, Rainer Neske and Henry Ritchotte, which contain the following terms:

Anshuman Jain left the Management Board with effect from the end of June 30, 2015. On the basis of the termination agreement, a one-off insurance amount with respect to the entitlement to pension plan benefits in the amount of € 1,483,625 and a severance payment in the amount of € 2,216,667 were agreed. The severance payment is paid as compensation for the termination of the service agreement and comprises the compensation payments for non-competition agreed in the employment contract. The severance payment was disbursed in June 2015. Mr. Jain will receive office use and secretarial support as well as a company car with chauffeur to use to a reasonable extent until June 30, 2017, at the latest or until he assumes another position of professional activity in a leadership function. The Bank has assumed the costs of € 382,008.45 incurred for legal advice provided to Mr Jain in connection with the termination agreement in the statutory amount pursuant to RVG (*Rechtsanwaltsvergütungsgesetz)*, and any costs incurred for tax advice provided in connection with compensation and benefits resulting from the employment relationship with the Bank will be paid until June 30, 2017.

Stefan Krause left the Management Board with effect from the end of October 31, 2015. On the basis of the termination agreement, payment of his base salary including fringe benefits until December 31, 2015, compensation payments for a post-contractual restraint on competition in the amount of € 1,560,000 and a severance payment in the amount of € 7,145,000 were agreed. Disbursement of the severance payment will take place in two instalments. The first instalment in the amount of € 3,572,500 was disbursed in January 2016. The second instalment becomes due for disbursement in January 2017 and is subject to specific forfeiture provisions as well as a provision for the offsetting of income received from other sources. Due to the economic situation of the Bank, the Supervisory Board reduced the second instalment of the severance payment to € 1,620,000. Accordingly, the total severance payment amounts to € 5,192,500.

Dr. Stephan Leithner left the Management Board with effect from the end of October 31, 2015. On the basis of the termination agreement, compensation payments for a post-contractual restraint on competition in the amount of € 1,560,000 were agreed. Dr. Leithner will receive office use and secretarial support to use to a reasonable extent until April 30, 2016, at the latest or until he assumes another position of professional activity in a leadership function. Dr. Leithner has assumed such a leadership function with effect from March 1, 2016. The costs for tax advice provided in connection with compensation and benefits resulting from the employment relationship with the Bank will be paid until July 31, 2016.

Rainer Neske left the Management Board with effect from the end of June 30, 2015. On the basis of the termination agreement, a severance payment in the amount of € 2,960,000 was agreed. The severance payment comprises the compensation payments for non-competition agreed in the employment contract. Disbursement of the severance payment takes place in two instalments. The first instalment in the amount of € 1,560,000 was disbursed in January 2016. The second instalment in the amount of € 1,400,000 becomes due for disbursement in July 2016 and is subject to specific forfeiture regulations as well as a regulation for the offsetting of income received from other sources.

Henry Ritchotte left the Management Board with effect from the end of December 31, 2015. The Management Board employment contract was terminated by mutual agreement. There are no further resulting rights, since Mr. Ritchotte entered into a new employment relationship within Deutsche Bank Group immediately after leaving the Management Board.

# Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

| Members of the Management Board | Amount expensed for | | | |
|---|---|---|---|---|
| | share-based compensation components | | cash-based compensation components | |
| in € | 2015 | 2014 | 2015 | 2014 |
| John Cryan[1] | 0 | 0 | 0 | 0 |
| Jürgen Fitschen | 1,013,489 | 734,201 | 1,170,591 | 1,278,486 |
| Anshuman Jain[2] | 3,350,789 | 707,318 | 2,852,503 | 2,140,366 |
| Stefan Krause | 2,726,735 | 464,263 | 1,754,083 | 946,856 |
| Dr. Stephan Leithner[3] | 2,367,167 | 496,929 | 1,566,589 | 500,137 |
| Stuart Lewis | 633,658 | 447,126 | 663,466 | 487,735 |
| Sylvie Matherat[4] | 0 | 0 | 0 | 0 |
| Rainer Neske[2] | 2,474,164 | 487,657 | 1,845,774 | 996,551 |
| Henry Ritchotte | 631,719 | 484,343 | 635,927 | 487,735 |
| Karl von Rohr[4] | 0 | 0 | 0 | 0 |
| Dr. Marcus Schenck[5] | 0 | 0 | 0 | 0 |
| Christian Sewing[6] | 0 | 0 | 0 | 0 |

[1] Member of the Management Board from July 1, 2015.
[2] Member of the Management Board until June 30, 2015.
[3] Member of the Management Board until October 31, 2015.
[4] Member of the Management Board from November 1, 2015.
[5] Member of the Management Board from May 22, 2015.
[6] Member of the Management Board from January 1, 2015.

# Management Board Share Ownership

As of February 19, 2016 and February 21, 2015, respectively, the current members of the Management Board held Deutsche Bank shares as presented below:

| Members of the Management Board | | Number of shares |
|---|---|---|
| John Cryan[1] | 2016 | 0 |
| Jürgen Fitschen | 2016 | 266,739 |
| | 2015 | 262,166 |
| Stuart Lewis | 2016 | 51,347 |
| | 2015 | 51,347 |
| Sylvie Matherat[2] | 2016 | 0 |
| Quintin Price[3] | 2016 | 0 |
| Garth Ritchie[3] | 2016 | 28,778 |
| Karl von Rohr[2] | 2016 | 2,747 |
| Dr. Marcus Schenck[4] | 2016 | 26,445 |
| Christian Sewing[5] | 2016 | 36,249 |
| | 2015 | 30,488 |
| Jeffrey Urwin[3] | 2016 | 120,690 |
| **Total** | **2016** | **532,995** |
| | 2015 | 344,001 |

[1] Member of the Management Board from July 1, 2015.
[2] Member of the Management Board from November 1, 2015.
[3] Member of the Management Board from January 1, 2016.
[4] Member of the Management Board from May 22, 2015.
[5] Member of the Management Board from January 1, 2015.

The current members of the Management Board held an aggregate of 532,995 Deutsche Bank shares on February 19, 2016, amounting to approximately 0.04 % of Deutsche Bank shares issued on that date.

The following table shows the number of share awards held by the Management Board members as of February 19, 2016 and February 21, 2015 as well as the number of share awards newly granted, delivered or forfeited in this period.

| Members of the Management Board | Balance as of Feb 21, 2015 | Granted | Delivered | Forfeited | Balance as of Feb 19, 2016 |
|---|---|---|---|---|---|
| John Cryan[1] | – | – | – | – | 17,441 |
| Jürgen Fitschen | 294,514 | 5,953 | 9,439 | 0 | 291,028 |
| Stuart Lewis | 162,310 | 4,228 | 0 | 0 | 166,538 |
| Sylvie Matherat[2] | – | – | – | – | 3,217 |
| Quintin Price[3] | – | – | – | – | 0 |
| Garth Ritchie[3] | – | – | – | – | 244,227 |
| Karl von Rohr[2] | – | – | – | – | 22,846 |
| Marcus Schenck[4] | – | – | – | – | 132,517 |
| Christian Sewing[5] | 93,811 | 2,444 | 10,747 | 0 | 85,508 |
| Jeffrey Urwin[3] | – | – | – | – | 379,808 |

[1] Member of the Management Board from July 1, 2015.
[2] Member of the Management Board from November 1, 2015.
[3] Member of the Management Board from January 1, 2016.
[4] Member of the Management Board from May 22, 2015.
[5] Member of the Management Board from January 1, 2015.

# Compensation System for Supervisory Board Members

The compensation principles for Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. Accordingly, the following provisions apply:

The members of the Supervisory Board receive fixed annual compensation ("Supervisory Board Compensation"). The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation as follows:

| in € | Dec 31, 2015 | |
|---|---|---|
| Committee | Chairperson | Member |
| Audit Committee | 200,000 | 100,000 |
| Risk Committee | 200,000 | 100,000 |
| Nomination Committee | 100,000 | 50,000 |
| Mediation Committee | 0 | 0 |
| Integrity Committee | 200,000 | 100,000 |
| Chairman's Committee | 100,000 | 50,000 |
| Compensation Control Committee | 100,000 | 50,000 |

75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal.

In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year.

The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including any value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work shall be paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman will be appropriately reimbursed for travel expenses incurred in performing representative tasks that his function requires and for the costs of security measures required on account of his function.

In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount, with a deductible, in any financial liability insurance policy held by the company. The premiums for this are paid by the company.

## Supervisory Board Compensation for the 2015 Financial Year

Individual members of the Supervisory Board received the following compensation for the 2015 financial year (excluding value added tax).

| | Compensation for fiscal year 2015 | | Compensation for fiscal year 2014 | |
|---|---|---|---|---|
| Members of the Supervisory Board in € | Fixed | Paid out in February 2016 | Fixed | Paid out in February 2015 |
| Dr. Paul Achleitner | 808,333 | 606,250 | 818,548 | 613,911 |
| Alfred Herling | 300,000 | 225,000 | 272,849 | 204,637 |
| Wolfgang Böhr[1] | 8,333 | 6,250 | 0 | 0 |
| Frank Bsirske | 250,000 | 187,500 | 222,849 | 167,137 |
| John Cryan[2] | 200,000 | 200,000 | 400,000 | 300,000 |
| Dina Dublon | 291,667 | 218,750 | 200,000 | 150,000 |
| Katherine Garrett-Cox | 100,000 | 75,000 | 100,000 | 75,000 |
| Timo Heider | 200,000 | 150,000 | 172,849 | 129,637 |
| Sabine Irrgang | 200,000 | 150,000 | 172,849 | 129,637 |
| Prof. Dr. Henning Kagermann | 250,000 | 187,500 | 222,849 | 167,137 |
| Martina Klee | 200,000 | 150,000 | 172,849 | 129,637 |
| Suzanne Labarge[3] | 0 | 0 | 100,000 | 100,000 |
| Peter Löscher | 200,000 | 150,000 | 172,849 | 129,637 |
| Henriette Mark | 200,000 | 150,000 | 200,000 | 150,000 |
| Richard Meddings[4] | 100,000 | 75,000 | 0 | 0 |
| Louise Parent[3] | 200,000 | 150,000 | 91,667 | 68,750 |
| Gabriele Platscher | 200,000 | 150,000 | 200,000 | 150,000 |
| Bernd Rose | 200,000 | 150,000 | 200,000 | 150,000 |
| Rudolf Stockem | 200,000 | 150,000 | 200,000 | 150,000 |
| Stephan Szukalski[5] | 91,667 | 91,667 | 100,000 | 75,000 |
| Dr. Johannes Teyssen | 150,000 | 112,500 | 122,849 | 92,137 |
| Georg Thoma | 300,000 | 225,000 | 245,699 | 184,274 |
| Prof. Dr. Klaus Rüdiger Trützschler | 200,000 | 150,000 | 200,000 | 150,000 |
| **Total** | **4,850,000** | **3,710,417** | **4,588,710** | **3,466,532** |

[1] Member since December 1, 2015.
[2] Member until June 30, 2015.
[3] Member until June 30, 2015.
[4] Member since October 13, 2015.
[5] Member until November 30, 2015.

Following the submission of invoices in February 2016, 25 % of the compensation determined for each Supervisory Board member for the 2015 financial year was converted into notional shares of the company on the basis of a share price of € 17.325 (average closing price on the Frankfurt Stock Exchange (Xetra) during the last ten trading days of January 2016, calculated to three digits after the decimal point). Members who left the Supervisory Board in 2015 were paid the entire amount of compensation in cash.

The following table shows the number of notional shares to three decimal places that were converted in February 2016 (2015) for members of the Supervisory Board as part of their 2015 (2014) compensation as well as the number of notional shares accumulated during the respective membership to the Supervisory Board:

| | Number of notional shares | | | |
|---|---|---|---|---|
| Members of the Supervisory Board | Converted in February 2016 as part of the compensation 2015 | Total prior-year amounts from 2013 and 2014 | Total (cumulative) | Paid out in February 2016 in €[1] |
| Dr. Paul Achleitner | 11,664.262 | 12,340.921 | 24,005.183 | 0 |
| Alfred Herling | 4,329.004 | 3,925.643 | 8,254.647 | 0 |
| Wolfgang Böhr | 120.250 | 0 | 120.250 | 0 |
| Frank Bsirske | 3,607.504 | 2,818.415 | 6,425.919 | 0 |
| John Cryan[2] | 0 | 5,473.868 | 5,473.868 | 94,835 |
| Dina Dublon | 4,208.754 | 2,172.941 | 6,381.695 | 0 |
| Katherine Garrett-Cox | 1,443.001 | 1,650.463 | 3,093.464 | 0 |
| Timo Heider | 2,886.003 | 2,275.180 | 5,161.183 | 0 |
| Sabine Irrgang | 2,886.003 | 2,275.180 | 5,161.183 | 0 |
| Prof. Dr. Henning Kagermann | 3,607.504 | 3,523.406 | 7,130.910 | 0 |
| Martina Klee | 2,886.003 | 2,557.176 | 5,443.179 | 0 |
| Peter Löscher | 2,886.003 | 2,557.176 | 5,443.179 | 0 |
| Henriette Mark | 2,886.003 | 3,300.927 | 6,186.930 | 0 |
| Richard Meddings | 1,443.001 | 0 | 1,443.001 | 0 |
| Louise Parent | 2,886.003 | 892.533 | 3,778.536 | 0 |
| Gabriele Platscher | 2,886.003 | 3,018.930 | 5,904.933 | 0 |
| Bernd Rose | 2,886.003 | 2,736.934 | 5,622.937 | 0 |
| Rudolf Stockem | 2,886.003 | 3,018.930 | 5,904.933 | 0 |
| Stephan Szukalski[3] | 0 | 1,368.467 | 1,368.467 | 23,709 |
| Dr. Johannes Teyssen | 2,164.502 | 1,872.942 | 4,037.444 | 0 |
| Georg Thoma | 4,329.004 | 3,181.891 | 7,510.895 | 0 |
| Prof. Dr. Klaus Rüdiger Trützschler | 2,886.003 | 3,300.927 | 6,186.930 | 0 |
| **Total** | **65,776.816** | **64,262.850** | **130,039.666** | **118,544** |

[1] At a value of € 17.325 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2016.
[2] Member of the Supervisory Board until June 30, 2015.
[3] Member of the Supervisory Board until November 30, 2015.

As Suzanne Labarge left the Supervisory Board on June 30, 2104, the value of her virtual shares amounting to € 34,755 was paid to her in February 2015.

All employee representatives on the Supervisory Board, with the exception of Frank Bsirske and Rudolf Stockem, are employed by us. In the 2015 financial year, we paid such members a total amount of € 1.14 million in the form of salary, retirement and pension compensation in addition to their Supervisory Board compensation.

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with the termination of such employment. During 2015, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

With the agreement of the Bank's Management Board, Dr. Paul Achleitner performs representative functions in various ways on an unpaid basis for the Bank and participates in opportunities for referrals of business for the Bank. These tasks are related to the functional responsibilities of the Chairman of the Supervisory Board of Deutsche Bank AG. In this respect, the reimbursement of costs is regulated in the Articles of Association. On the basis of a separate contractual agreement, the Bank provides Dr. Paul Achleitner with infrastructure and support services free of charge for his services in the interest of the Bank. He is therefore entitled to avail himself of internal resources for preparing and carrying out his activities. The Bank's security and car services are available for Dr. Paul Achleitner to use free of charge for these tasks. The Bank also reimburses travel expenses and participation fees and covers the taxes for any non-cash benefits provided. On September 24, 2012, the Chairman's Committee approved the conclusion of this agreement. The provisions apply for the duration of Dr. Paul Achleitner's tenure as Chairman of the Supervisory Board and are reviewed on an annual basis for appropriateness. Under this agreement between Deutsche Bank and Dr. Achleitner, support services equivalent to € 203,000 (2014: € 206,000) were provided and reimbursements for expenses amounting to € 233,867 (2014: € 196,271) were paid during the 2015 financial year.

# Corporate Responsibility

Our approach to corporate responsibility is focusing on the three dimensions of sustainability to create economic, environmental and social value. It aims to set the direction for a future-orientated business strategy that balances economic success with environmental and social responsibility.

We are committed to the ten principles of the UN Global Compact and continuously strive to improve our sustainability performance by acting transparently, exploring new business opportunities arising from global trends such as climate change, and managing potential environmental and social risks from our core business. In addition, we manage our business operations sustainably e.g. by reducing $CO_2$-emissions and committing to carbon neutrality. Our commitment extends well beyond our core business. As a corporate citizen, Deutsche Bank is uniquely positioned to bring to scale new ideas that address acute global challenges.

Please visit Deutsche Bank's online "Corporate Responsibility Report" on cr-report.db.com/15 and db.com/society for more information on:

- **Environmental and social risks:** Deutsche Bank's approach to managing environmental and social (ES) risk is based on a policy framework, which forms part of our global Reputational Risk Framework. The ES Framework specifies the requirements for ES due diligence, and the criteria for mandatory referral to the Bank's sustainability function. The number of transactions reviewed under this framework grew again in 2015 to 1,346 (2014: 1,250), demonstrating our ongoing effort to enhance governance and awareness around these risks. We continued to follow developments around the implementation of the UN Guiding Principles on Business and Human Rights (UNGP HR) and published a Human Rights Statement reflecting our long-standing commitment to respecting the Human Rights of our employees as well as of individuals, groups or communities that might be affected by our activities.
- **ESG factors in Asset Management:** At the end of 2015, Deutsche Asset & Wealth Management managed assets of approximately € 7.7 billion invested on the basis of ESG criteria (2014: € 5.4 billion). To further build on this, a Center for Sustainable Finance has been established. It will focus on ESG-related research, policy recommendations and product innovation.

- **Tackling climate change:** As of September 30, 2015, we provided € 4.8 billion in project finance for renewable energy generating more than 1,600MW. Furthermore, we fully support the Green Bond Principles and continued to be active in this market, supporting clients to issue € 4 billion. In addition, Deutsche Bank invested € 800 million into a portfolio of high quality Green Bonds, as part of its liquidity reserve investments. As 195 leaders signed an agreement on climate change at the United Nations Conference of the Parties in Paris, we also signed the "Paris Pledge for Action" committing us to accelerate the transformational changes needed to reduce global warming to within acceptable limits. Furthermore, Deutsche Bank became the first commercial bank to be accredited to act as implementing entity for the UN Green Climate Fund, which was established at the UN Framework Convention on Climate Change's Conference of the Parties as the central global investment vehicle to combat climate change and its effects with a pledged capital of U.S.$ 10 billion (December 2015).
- **Carbon neutral operations:** We continued to operate on a carbon neutral basis in 2015 by investing in energy efficiency projects, using renewable electricity, and offsetting unavoidable emissions by purchasing and retiring high-grade offset certificates.
- **Corporate Citizenship:** As a responsible global corporate citizen, Deutsche Bank acts to enable communities and economies to prosper. We support education projects that empower the next generation to achieve their full potential and help to remove social and economic barriers that hold them back. We assist
- enterprises that help drive positive change in society to get off the ground and reach their next level. And we contribute to stronger and more inclusive communities through local provision for key concerns, and by enriching the cultural landscape. We do this together with like-minded partners from public and private sectors and with the commitment of our highly-skilled workforce. Public advocacy and employee engagement strengthen the impact of our programs.

With a total investment of € 76.8 million in 2015 (2014: € 80.5 million), Deutsche Bank and its foundations continue to be among the world's most active corporate citizens. More than 4.7 million (2014: 5.8 million) people benefited from our initiatives, and we increased the reach of our Born to Be youth engagement program to 1.3 million people (2014: 1.2 million). 17,382 colleagues, 22 % of global staff, (2014: 16,864; 21 % of global staff) volunteered more than 185,000 hours of their time, skills, and expertise.

# Employees

## Group Headcount

As of December 31, 2015, we employed a total of 101,104 staff members as compared to 98,138 as of December 31, 2014. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2015, 2014 and 2013.

| Employees[1] | Dec 31, 2015 | Dec 31, 2014 | Dec 31, 2013 |
|---|---|---|---|
| Germany | 45,757 | 45,392 | 46,377 |
| Europe (outside Germany), Middle East and Africa | 23,767 | 23,063 | 23,186 |
| Asia/Pacific | 20,144 | 19,023 | 18,361 |
| North America[2, 3] | 10,842 | 10,054 | 9,752 |
| Latin America | 595 | 606 | 578 |
| Total employees[3] | 101,104 | 98,138 | 98,254 |

1 Full-time equivalent employees; in 2014, the employees of Mauritius previously shown in Europe (outside Germany), Middle East and Africa were assigned to Asia/Pacific; numbers for 2013 (186 employees) have been reclassified to reflect this.
2 Primarily the United States.
3 The Cosmopolitan of Las Vegas was sold in 2014. The nominal headcount of The Cosmopolitan of Las Vegas was 4,393 as of December 31, 2013. This headcount number was composed of full time and part time employees and is not part of the Group's full time equivalent employees figures.

The number of our employees increased in 2015 by 2,966 or 3.0 % due to the following factors:

- In Corporate Banking & Securities (CB&S), the number of staff went down by 245 primarily due to adjustments related to the market development.
- In Global Transaction Banking (GTB), the number of employees increased by 143 mostly driven by the development in Institutional Cash & Securities Services.
- The number of staff in Deutsche Asset & Wealth Management (Deutsche AWM) increased by 157. This was particularly a result of the development in the UK and in the US.
- Total staff in Private & Business Clients (PBC) decreased by 265 driven by reductions primarily in Germany and in Italy.
- In the Non-Core Operations Unit (NCOU), the number of employees decreased by 58 primarily due to CB&S related Non-Core Operations.
- In our Infrastructure functions, staff numbers increased by 3,234, mainly due to further build out of our captive operative platforms and due to strengthening of control functions, e.g. Compliance, Risk and Audit.

Employees
in %


50
40
30
20
10
0
8.5 8.4 7.9
4.2 4.2 4.2
6.2 6.1 6.1
38.6 38.8 37.4
1.6 0.3 0.2
40.9 42.2 44.2
Corporate Banking & Securities
Global Transaction Banking
Deutsche Asset & Wealth Management
Private & Business Clients
Non-Core Operations Unit
Infrastructure/ Regional Management
2013
2014
2015

# Labor Relations

In Germany, labor unions and employers' associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers' associations and are bound by collective bargaining agreements.

Each year, our employers' association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2014 includes a pay raise of 2.4 % from July 2014 and a second pay rise of 2.1 % from July 2015 on, plus a single payment of € 150 in January 2015. The existing collective bargaining agreement regarding early retirement has not been extended and ends April 2016.

Our employers' association negotiates with the following unions:

- ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen;
- Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister);
- Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft);
- Komba Gewerkschaft (public service union, only relevant for Postbank);
- DPVKom – Die Kommunikationsgewerkschaft (only relevant for Postbank).

German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are union members. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself has traditionally had a significantly higher unionization rate of approximately 60 %). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25 %).

As of December 31, 2015, 33 % of Postbank staff members in Germany are civil servants (full-time equivalent basis), compared to 34 % as of December 31, 2014.

# Post-Employment Benefit Plans

We sponsor a number of post-employment benefit plans on behalf of our employees, both defined contribution plans and defined benefit plans.

In our globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 2 million our global actuary reviews the valuations provided by locally appointed actuaries in each country.

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.

For a further discussion on our employee benefit plans see Note 35 "Employee Benefits" to our consolidated financial statements.

# The strategic Human Resources agenda

Delivering Strategy 2020 depends in part on our ability to retain, motivate, develop and continue to attract employees with the skills and experience that will help master challenges and make the most of opportunities. Deutsche Bank's people agenda therefore plays an instrumental role in securing the future success of the Bank. This is reflected in its strategic HR priorities, which cover aspects from organizational culture, diversity and inclusion, talent development and acquisition to compensation and benefits.

# Strengthening our culture

A strong corporate culture remains essential for Deutsche Bank's long-term success and its stakeholder relationships – and since 2013, the approach to strengthening our culture has been multi-pronged. In addition to a clear tone from the top, the Bank has actively engaged employees, anchored its values and beliefs in all people processes, and embedded the values in business processes, practices and policies. This has also gone hand in hand with an increased focus on robust controls and greater personal accountability.

Against this backdrop, Deutsche Bank places increasing importance on managing and developing employee performance holistically and regularly giving feedback and taking appropriate actions. For instance, all talent development programs have a strong culture component as part of their curriculum. When employees are being considered for promotion, it is now standard for managers to assess how candidates demonstrate the values and beliefs in their daily business. Also, for the second consecutive year, the annual performance management cycle focused as much on how employees go about their work as on the results they achieve.

Effective consequence management as well as escalation and sanctioning mechanisms are basic conditions for cultural change. The Bank has improved its processes and practices and installed clear escalation mechanisms to ensure compliance and investigate misconduct and take disciplinary action as required.

In 2015, recruitment and referral processes and policies were strengthened to ensure new employees fulfill the Bank's requirements on conduct and living the corporate values. In close cooperation with Compliance, Deutsche Bank also rolled out a new mandatory training for all employees on its Code of Conduct and Business Ethics.

# People Survey

Conducted in June, Deutsche Bank's 2015 People Survey provided a detailed understanding of how employees experience the Bank and their immediate working environment, as well as how they engage with their managers and peers. Almost 57,000 employees, or 63 % of the total workforce, defined as all permanent employees, including Postbank colleagues who are part of PBC Banking Services, participated – an increase of 4.5 % on 2014.

Since the survey was updated in 2014 to capture aspects of the Bank's culture, results have shown progress in both familiarity and engagement with the corporate values and beliefs: Employees' awareness rose to 93 % (2014: 85 %), while engagement was at 61 %, up 5 percentage points from the previous year. However, although employees witnessed an increase in behavioral changes, they said they require more tangible evidence that living the values has a positive impact on achieving Deutsche Bank's strategic objectives. For this reason, the focus will shift from building awareness to putting the values and beliefs into practice and creating clearer links between culture, conduct and achieving business results.

The commitment level declined to 62 % in 2015, as Deutsche Bank continued to face a number of challenges. While the personal motivation of employees remained stable and at high levels, commitment to working at Deutsche Bank decreased as measured in June 2015. Enablement was stable at 68 %, with staff experiencing a working environment that allows them to make good use of their skills and fulfill interesting tasks. However, they also identified some barriers to effectiveness, such as some inefficient processes, which need to be overcome.

# Strong commitment to diversity

Deutsche Bank is committed to an inclusive culture that respects and embraces the diversity of employees, clients and communities. The Bank aims to attract, develop and retain the most capable employees from all cultures and countries, and of all ethnicities, races, genders, sexual orientations, abilities, beliefs, backgrounds and experiences.

In line with its voluntary commitment – made in 2011 together with the other DAX 30 companies – to substantially raise the proportion of female managers by the end of 2018, the Bank has focused on building a steady pipeline of female executives for broader and more senior positions. In 2015, the percentage of women at Managing Director and Director level rose to 20.5 % from 19.4 % in 2014. The share of female officers increased to 32.5 % (2014: 31.7 %). Furthermore, the Bank's Accomplished Top Leaders Advancement Strategy (ATLAS) and Women Global Leaders (WGL) programs have continued with success. Since its launch in 2009, 56 women (2015: 15) have participated in the award-winning ATLAS program, with around 50 % having taken on more responsibility since completion. In 2015, 37 female Directors from across Deutsche Bank participated in the WGL program, designed and delivered in partnership with INSEAD business school. Since inception in 2010, one in two participants has been promoted within three years of completion.

Deutsche Bank will continue its efforts to advance women in the workplace under new gender quota legislation introduced in Germany in 2015. The percentage of women on Deutsche Bank's Supervisory Board stood at 35 % at the end of 2015, above the new statutory requirement of 30 % for listed and co-determined German companies. The Supervisory Board set a target of at least one female member of the Management Board by June 30, 2017. The target was met with the appointment of Sylvie Matherat, Chief Regulatory Officer, to the Management Board on November 1, 2015. It is planned that another female executive, Chief Operating Officer Kim Hammonds, will join the Management Board in the course of 2016. Deutsche Bank has also set itself targets for the first two management levels below the Management Board of 17 % and 21 %, respectively, by June 30, 2017.

Among a wide range of diversity topics, we actively support LGBTI (lesbian, gay, bisexual, transgender, intersexual) initiatives around the world and take part in several events every year. Deutsche Bank has received various accolades honoring its commitment to LGBTI causes. For example, it was awarded the maximum score of 100 in the Human Rights Campaign's annual Corporate Equality Index for the 13th consecutive year.

Diversity is embedded in our people processes – from recruitment to leadership development – and reflected in all HR-related offerings, including parental leave coaching and part-time job schemes. Managers are responsible to ensure they foster diverse capabilities and lead inclusively, with hiring and promotion programs also reflecting key aspects of the Bank's diversity principles.

# Developing employees and creating future leaders

The Bank seeks to build the capabilities of managers and staff to help them develop both professionally and personally and to position the organization for future success. Talent and development activities are aligned to three priorities: building leadership capabilities and developing future leaders; fostering an environment that supports sustainable performance; and promoting continual professional and personal development for all employees.

To help managers settle into and grow within their roles, Deutsche Bank offers two new "Management Fundamentals" programs, with a core version addressing new managers up to Vice President level who are taking on people management responsibilities at the Bank for the first time, and an executive version for Directors and Managing Directors. In 2015, around 750 staff attended the core version, with 1,500 in more than 15 locations expected to participate in 2016. The program is built around three key areas: leading people, driving business and shaping culture. There are also a number of "Acceleration Programs" for individuals who have the potential to be future leaders, preparing them for the next stage of their development and ensuring they gather the right skills and experience to accelerate their careers.

# A balanced approach to talent acquisition

Against the backdrop of strategic repositioning, Deutsche Bank has adopted a balanced approach to talent acquisition. It relies both on leveraging the skills and experience already available within the organization, while bringing in the necessary capabilities that will help position the Bank for long-term sustainable performance.

Throughout the year, more than one-third of open roles were filled internally at a global level, with a much higher ratio seen in Germany (60 %). Together with other development moves, more than 10,000 full-time employees assumed new roles in the Bank in 2015. The year also saw more than 750 graduates hired, one of the largest classes ever, joining the Bank across all business divisions and infrastructure functions. During a joint induction and orientation program in the summer, the graduates were introduced to the Bank's business and culture, trained in relevant technical skills, and afforded an opportunity to build a network upon joining.

Furthermore, Deutsche Bank hired 863 new apprentices in 2015, an increase of 3.7 % from the previous year amid greater demand for dual students and apprentices in office administration. In turn, 475 young people who had completed their training were awarded employment.

*For further details on Deutsche Bank's strategic HR priorities and achievements, please refer to the Bank's 2015 HR Report.*

# Internal Control over Financial Reporting

## General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (ICOFR). Our internal control over financial reporting is a process designed under the supervision of our Co-Chairmen and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS). ICOFR includes our disclosure controls and procedures designed to prevent misstatements.

## Risks in Financial Reporting

The main risks in financial reporting are that either financial statements do not present a true and fair view due to inadvertent or intentional errors (fraud) or the publication of financial statements is not done on a timely basis. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory interventions. A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (or omissions) that are material. Misstatements are deemed material if they could, individually or collectively, influence economic decisions that users make on the basis of the financial statements.

To confine those risks of financial reporting, management of the Group has established ICOFR with the aim of providing reasonable but not absolute assurance against material misstatements and conducted an assessment of the effectiveness of the Group's internal control over financial reporting based on the framework established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result in establishing ICOFR, management has adopted the following financial statement objectives:

- **Existence** assets and liabilities exist and transactions have occurred.
- **Completeness** all transactions are recorded, account balances are included in the financial statements.
- **Valuation assets**, liabilities and transactions are recorded in the financial reports at the appropriate amounts.
- **Rights and Obligations and ownership** rights and obligations are appropriately recorded as assets and liabilities.
- **Presentation and disclosures classification**, disclosure and presentation of financial reporting is appropriate-ate.
- **Safeguarding of assets** unauthorized acquisitions, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including ICOFR, no matter how well conceived and operated, can pro-vide only reasonable, but not absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for ICOFR may not prevent all errors and fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

# Organization of the Internal Control System

## Functions Involved in the System of Internal Control over Financial Reporting

Controls within the system of ICOFR are performed by all business functions and infrastructure functions with an involvement in reviewing the reliability of the books and records that underlie the financial statements. As a result, the operation of ICOFR involves staff based mainly in the following functions: Finance, Group Technology and Operations and Risk.

Finance is responsible for the periodic preparation of the financial statements and operates independently from the Group's businesses. Within Finance, different departments have control responsibilities which contribute to the overall preparation process:

- **Finance specialists for businesses or entities** are responsible for reviewing the quality of financial data by performing validation and control. They are in close contact with business, infrastructure and legal entity management and employ their specific knowledge to address financial reporting issues arising on products and transactions, as well as validating reserving and other adjustments based on judgment.
- **Group Finance** is responsible for Group-wide activities which include the preparation of Group financial and management information, forecasting and planning, and risk reporting. Group Finance sets the reporting timetables, performs the consolidation and aggregation processes, effects the elimination entries for inter and intra group activities, controls the period end and adjustment processes, compiles the Group financial statements, and considers and incorporates comments as to content and presentation made by senior and external advisors. Within Group Finance, specialists for entities add the perspective of legal entities to the business view and sign off on the financial reporting of their entities. Valuation specialists in Group Finance are responsible for developing policies and minimum standards for valuation for goodwill and the non-trading businesses.
- **Accounting Policy and Advisory Group (APAG)** is responsible for developing the Group's interpretation of International Financial Reporting Standards and their consistent application within the Group. APAG pro-vides accounting advice and consulting services to Finance and the wider business, and is responsible for the timely resolution of corporate and transaction-specific accounting issues.
- **Group Valuations** and business aligned valuation specialists are responsible for developing policies and minimum standards for valuation, providing related implementation guidance when undertaking valuation control work, and challenging and validating valuation control results. They act as the single point of contact on valuation topics for external parties (such as regulators and external auditors).
- **Group Tax** responsible for producing income tax related financial data in conjunction with Finance, covering the assessment and planning of current and deferred income taxes and the collection of tax related information. Group Tax monitors the income tax position and controls the provisioning for tax risks.

The operation of ICOFR is also importantly supported by Group Technology & Operations and Risk. Although these functions are not directly involved in the financial preparation process, they contribute significantly to the production of financial information:

- **Group Technology & Operations (GTO)** responsible for confirming transactions with counterparties, and performing reconciliations both internally and externally of financial information between systems, depots and exchanges. GTO also undertakes all transaction settlement activity on behalf of the Group and per-forms reconciliations of nostro account balances.
- **Risk** responsible for developing policies and standards for managing credit, market, legal, liquidity operational and vendor risks. Risk identifies and assesses the adequacy of credit, legal and operational provisions.

## Controls to Minimize the Risk of Financial Reporting Misstatement

The system of ICOFR consists of a large number of internal controls and procedures aimed at minimizing the risk of misstatement of the financial statements. Such controls are integrated into the operating process and include those which:

- are ongoing or permanent in nature such as supervision within written policies and procedures or segregation of duties,
- operate on a periodic basis such as those which are performed as part of the annual financial statement preparation process,
- are preventative or detective in nature,
- have a direct or indirect impact on the financial statements themselves. Controls which have an indirect effect on the financial statements include IT general controls such as system access and deployment controls whereas a control with a direct impact could be, for example, a reconciliation which directly supports a balance sheet line item,
- feature automated and/or manual components. Automated controls are control functions embedded within system processes such as application enforced segregation of duty controls and interface checks over the completeness and accuracy of inputs. Manual internal controls are those operated by an individual or group of individuals such as authorization of transactions.

The combination of individual controls encompasses each of the following aspects of the system of ICOFR:

- **Accounting policy design and implementation.** Controls to promote the consistent recording and reporting of the Group's business activities on a global basis in accordance with authorized accounting policies.
- **Reference data.** Controls over reference data in relation to the general ledger and on and off-balance sheet transactions including product reference data.
- **New product and transaction approval, capture and confirmation.** Controls are intended to ensure the completeness and accuracy of recorded transactions as well as appropriate authorization. Such controls include transaction confirmations which are sent to and received from counterparties to help ensure that trade details are corroborated.
- **Reconciliation controls, both externally and internally.** Inter-system reconciliations are performed between relevant systems for all trades, transactions, positions or relevant parameters. External reconciliations include nostro account, depot and exchange reconciliations.
- **Valuation including the independent price verification process (IPV).** Finance performs IPV controls at least monthly in order to evaluate the reasonableness of the front office valuation. The results of the IPV processes are assessed on a monthly basis by the Valuation Control Oversight Committee.
- **Business** aligned valuation specialists focus on valuation approaches and methodologies for various asset classes and perform IPV for complex derivatives and structured products.
- **Taxation.** Controls are designed to ensure that tax calculations are performed properly and that tax balances are appropriately recorded in the financial statements.
- **Reserving and adjustments based on judgment.** Controls are designed to ensure reserving and other adjustments based on judgment are authorized and reported in accordance with the approved accounting policies.
- **Balance Sheet substantiation.** Controls relating to the substantiation of balance sheet accounts to promote the integrity of general ledger account balances based on supporting evidence.
- **Consolidation and other period end reporting controls.** At period end, all businesses and regions submit their financial data to the Group for consolidation. Controls over consolidation include the validation of ac-counting entries required to eliminate the effect of inter and intra company activities. Period end reporting controls include general ledger month end close processes and the review of late adjustments.
- **Financial Statement disclosure and presentation.** Controls over compilation of the financial statements themselves including preparation of disclosure checklists and compliance with the requirements thereof, and review and sign-off of the financial statements by senior Finance management. The financial statements are also subject to approval by the Management Board, and the Supervisory Board and its Audit Committee.

## Measuring Effectiveness of Internal Control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of the system of ICOFR. This evaluation incorporated an assessment of the effectiveness of the control environment as well as individual controls which make up the system of ICOFR taking into account:

- The financial misstatement risk of the financial statement line items, considering such factors as materiality and the susceptibility of the particular financial statement item to misstatement.
- The susceptibility of identified controls to failure, considering such factors as the degree of automation, complexity, and risk of management override, competence of personnel and the level of judgment required.

These factors, in aggregate, determine the nature and extent of evidence that management requires in order to be able to assess whether or not the operation of the system of ICOFR is effective. The evidence itself is generated from procedures integrated with the daily responsibilities of staff or from procedures implemented specifically for purposes of the ICOFR evaluation. Information from other sources also forms an important component of the evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources include:

- Reports on audits carried out by or on behalf of regulatory authorities;
- External Auditor reports;
- Reports commissioned to evaluate the effectiveness of outsourced processes to third parties.

In addition, Group Audit evaluates the design and operating effectiveness of ICOFR by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit performed which are distributed to the responsible managers for the activities concerned. These reports, together with the evidence generated by specific further procedures that Group Audit performs also provide evidence to support the annual evaluation by management of the overall operating effectiveness of the ICOFR.

As a result of the evaluation, management has concluded that ICOFR is appropriately designed and operating effectively as of December 31, 2015.

# Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

## Structure of the Share Capital including Authorized and Conditional Capital

For information regarding Deutsche Bank's share capital please refer to the "Common Shares" under the section "Notes to the Consolidated Financial Statements".

## Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 of the German Stock Corporation Act the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2015 in its portfolio according to Section 71b of the German Stock Corporation Act no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

## Shareholdings which Exceed 10 % of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires that any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 %. We are not aware of any shareholder holding directly or indirectly 10 % or more of the voting rights.

## Shares with Special Control Rights

Shares which confer special control rights have not been issued.

## System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

# Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the Articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one or two members of the Management Board as Chairpersons of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) and Regulation (EU) No 468/2014 of the European Central Bank (SSM Framework Regulation) evidence must be provided to the European Central Bank (ECB), the German Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 25c (1) of the Banking Act, Article 93 of the SSM Framework Regulation).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

The ECB or the BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c (1) through (3) of the Banking Act, Article 93 (2) of the SSM Framework Regulation).

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board no longer has the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

# Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

# Powers of the Management Board to Issue or Buy Back Shares

The Annual General Meeting of May 22, 2014 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before April 30, 2019, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 %. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 21, 2015 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before April 30, 2020, own shares of Deutsche Bank AG in a total volume of up to 10 % of the share capital at the time the resolution was taken. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company's respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board has been authorized to dispose of the purchased shares against contribution-in-kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets. In addition, the Management Board has been authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized with the exclusion of shareholders' pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized with the exclusion of shareholders' pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company's share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 21, 2015 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2020.

The purchase price to be paid for the shares upon exercise of the put options or upon the maturity of the forward purchase may not exceed more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call option may only be exercised if the purchase price to be paid does not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

# Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

# Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, she or he receives a one-off compensation payment described in greater detail in the Compensation Report.

For a limited number of executives with global or strategically important responsibility, legacy employment contracts are in place. Those contracts grant in case the employment relationship is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, entitlement to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

# 2 Consolidated Financial Statements

# Consolidated Statement of Income

| in € m. | Notes | 2015 | 2014 | 2013 |
|---|---|---|---|---|
| Interest and similar income | 5 | 25,967 | 25,001 | 25,601 |
| Interest expense | 5 | 10,086 | 10,729 | 10,767 |
| **Net interest income** | 5 | **15,881** | **14,272** | **14,834** |
| Provision for credit losses | 20 | 956 | 1,134 | 2,065 |
| **Net interest income after provision for credit losses** | | **14,925** | **13,138** | **12,769** |
| Commissions and fee income | 6 | 12,765 | 12,409 | 12,308 |
| Net gains (losses) on financial assets/liabilities at fair value through profit or loss | 5 | 3,842 | 4,299 | 3,817 |
| Net gains (losses) on financial assets available for sale | 7 | 203 | 242 | 394 |
| Net income (loss) from equity method investments | 17 | 164 | 619 | 369 |
| Other income (loss) | 8 | 669 | 108 | 193 |
| **Total noninterest income** | | **17,644** | **17,677** | **17,082** |
| Compensation and benefits | 35 | 13,293 | 12,512 | 12,329 |
| General and administrative expenses | 9 | 18,632 | 14,654 | 15,126 |
| Policyholder benefits and claims | | 256 | 289 | 460 |
| Impairment of goodwill and other intangible assets | 25 | 5,776 | 111 | 79 |
| Restructuring activities | 10 | 710 | 133 | 399 |
| **Total noninterest expenses** | | **38,667** | **27,699** | **28,394** |
| **Income (loss) before income taxes** | | **(6,097)** | **3,116** | **1,457** |
| Income tax expense | 36 | 675 | 1,425 | 775 |
| **Net income (loss)** | | **(6,772)** | **1,691** | **681** |
| Net income attributable to noncontrolling interests | | 21 | 28 | 15 |
| Net income (loss) attributable to Deutsche Bank shareholders and additional equity components | | (6,794) | 1,663 | 666 |

# Earnings per Share

| in € | Notes | 2015 | 2014 | 2013 |
|---|---|---|---|---|
| **Earnings per share:**[1] | 11 | | | |
| Basic | | (€ 5.06)[2] | € 1.34 | € 0.64 |
| Diluted | | (€ 5.06)[2] | € 1.31 | € 0.62 |
| **Number of shares in million:**[1] | | | | |
| Denominator for basic earnings per share – weighted-average shares outstanding | | 1,387.9 | 1,241.9 | 1,045.4 |
| Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[3] | | 1,387.9 | 1,269.5 | 1,073.2 |

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
[2] Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.
[3] Due to the net loss situation for 2015 potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 27 million shares for 2015.

The accompanying notes are an integral part of the Consolidated Financial Statements.

# Consolidated Statement of Comprehensive Income

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Net income recognized in the income statement** | **(6,772)** | 1,691 | 681 |
| **Other comprehensive income** | | | |
| **Items that will not be reclassified to profit or loss** | | | |
| Remeasurement gains (losses) related to defined benefit plans, before tax | 203 | (403) | (717) |
| Total of income tax related to items that will not be reclassified to profit or loss | (213) | 407 | 58 |
| **Items that are or may be reclassified to profit or loss** | | | |
| Financial assets available for sale | | | |
| Unrealized net gains (losses) arising during the period, before tax | (242) | 1,912 | 64 |
| Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax | (163) | (87) | (313) |
| Derivatives hedging variability of cash flows | | | |
| Unrealized net gains (losses) arising during the period, before tax | 1 | (6) | 91 |
| Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax | 20 | 339 | 35 |
| Assets classified as held for sale | | | |
| Unrealized net gains (losses) arising during the period, before tax | 662 | 0 | 3 |
| Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax | 0 | (3) | 0 |
| Foreign currency translation | | | |
| Unrealized net gains (losses) arising during the period, before tax | 2,156 | 2,955 | (948) |
| Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax | 4 | 3 | (1) |
| Equity Method Investments | | | |
| Net gains (losses) arising during the period | 48 | (35) | 63 |
| Total of income tax related to items that are or may be reclassified to profit or loss | 19 | (672) | (160) |
| **Other comprehensive income (loss), net of tax** | **2,493** | 4,410 | (1,825) |
| **Total comprehensive income (loss), net of tax** | **(4,278)** | 6,102 | (1,144) |
| Attributable to: | | | |
| Noncontrolling interests | 45 | 54 | 13 |
| Deutsche Bank shareholders and additional equity components | (4,323) | 6,048 | (1,157) |

The accompanying notes are an integral part of the Consolidated Financial Statements.

# Consolidated Balance Sheet

| in € m. | Notes | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|---|
| Assets: | | | |
| Cash and central bank balances[1] | | 96,940 | 74,482 |
| Interbank balances (w/o central banks)[1] | | 12,842 | 9,090 |
| Central bank funds sold and securities purchased under resale agreements | 21, 22 | 22,456 | 17,796 |
| Securities borrowed | 21, 22 | 33,557 | 25,834 |
| Financial assets at fair value through profit or loss | | | |
| Trading assets | | 196,035 | 195,681 |
| Positive market values from derivative financial instruments | | 515,594 | 629,958 |
| Financial assets designated at fair value through profit or loss | | 109,253 | 117,285 |
| Total financial assets at fair value through profit or loss | 12, 16, 21, 22, 37 | 820,883 | 942,924 |
| Financial assets available for sale | 16, 21, 22 | 73,583 | 64,297 |
| Equity method investments | 17 | 1,013 | 4,143 |
| Loans | 19, 20, 21, 22 | 427,749 | 405,612 |
| Property and equipment | 23 | 2,846 | 2,909 |
| Goodwill and other intangible assets | 25 | 10,078 | 14,951 |
| Other assets | 26, 27 | 118,137 | 137,980 |
| Assets for current tax | 36 | 1,285 | 1,819 |
| Deferred tax assets | 36 | 7,762 | 6,865 |
| Total assets | | 1,629,130 | 1,708,703 |
| | | | |
| Liabilities and equity: | | | |
| Deposits | 28 | 566,974 | 532,931 |
| Central bank funds purchased and securities sold under repurchase agreements | 21, 22 | 9,803 | 10,887 |
| Securities loaned | 21, 22 | 3,270 | 2,339 |
| Financial liabilities at fair value through profit or loss | 12, 16, 37 | | |
| Trading liabilities | | 52,304 | 41,843 |
| Negative market values from derivative financial instruments | | 494,076 | 610,202 |
| Financial liabilities designated at fair value through profit or loss | | 44,852 | 37,131 |
| Investment contract liabilities | | 8,522 | 8,523 |
| Total financial liabilities at fair value through profit or loss | | 599,754 | 697,699 |
| Other short-term borrowings | 31 | 28,010 | 42,931 |
| Other liabilities | 26, 27 | 175,005 | 183,823 |
| Provisions | 20, 29 | 9,207 | 6,677 |
| Liabilities for current tax | 36 | 1,699 | 1,608 |
| Deferred tax liabilities | 36 | 746 | 1,175 |
| Long-term debt | 32 | 160,016 | 144,837 |
| Trust preferred securities | 32 | 7,020 | 10,573 |
| Obligation to purchase common shares | | 0 | 0 |
| Total liabilities | | 1,561,506 | 1,635,481 |
| Common shares, no par value, nominal value of € 2.56 | 34 | 3,531 | 3,531 |
| Additional paid-in capital | | 33,572 | 33,626 |
| Retained earnings | | 21,182 | 29,279 |
| Common shares in treasury, at cost | 34 | (10) | (8) |
| Equity classified as obligation to purchase common shares | | 0 | 0 |
| Accumulated other comprehensive income (loss), net of tax | | 4,404 | 1,923 |
| Total shareholders' equity | | 62,678 | 68,351 |
| Additional equity components | | 4,675 | 4,619 |
| Noncontrolling interests | | 270 | 253 |
| Total equity | | 67,624 | 73,223 |
| Total liabilities and equity | | 1,629,130 | 1,708,703 |

[1] In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.

The accompanying notes are an integral part of the Consolidated Financial Statements.

# Consolidated Statement of Changes in Equity

| in € m. | Common shares (no par value) | Additional paid-in capital | Retained earnings | Common shares in treasury, at cost | Equity classified as obligation to purchase common shares | Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[2] |
|---|---|---|---|---|---|---|
| **Balance as of December 31, 2012** | 2,380 | 23,776 | 29,199 | (60) | 0 | 468 |
| Total comprehensive income, net of tax[1] | 0 | 0 | 666 | 0 | 0 | (165) |
| Common shares issued | 230 | 2,731 | 0 | 0 | 0 | 0 |
| Cash dividends paid | 0 | 0 | (764) | 0 | 0 | 0 |
| Coupon on additional equity components, net of tax | 0 | 0 | 0 | 0 | 0 | 0 |
| Remeasurement gains (losses) related to defined benefit plans, net of tax | 0 | 0 | (659) | 0 | 0 | 0 |
| Net change in share awards in the reporting period | 0 | (385) | 0 | 0 | 0 | 0 |
| Treasury shares distributed under share-based compensation plans | 0 | 0 | 0 | 1,160 | 0 | 0 |
| Tax benefits related to share-based compensation plans | 0 | 30 | 0 | 0 | 0 | 0 |
| Additions to Equity classified as obligation to purchase common shares | 0 | 0 | 0 | 0 | (1) | 0 |
| Deductions from Equity classified as obligation to purchase common shares | 0 | 0 | 0 | 0 | 1 | 0 |
| Option premiums and other effects from options on common shares | 0 | (49) | 0 | 0 | 0 | 0 |
| Purchases of treasury shares | 0 | 0 | 0 | (13,648) | 0 | 0 |
| Sale of treasury shares | 0 | 0 | 0 | 12,535 | 0 | 0 |
| Net gains (losses) on treasury shares sold | 0 | (49) | 0 | 0 | 0 | 0 |
| Other | 0 | 150 | (65) | 0 | 0 | 0 |
| **Balance as of December 31, 2013** | 2,610 | 26,204 | 28,376 | (13) | 0 | 303 |
| Total comprehensive income, net of tax[1] | 0 | 0 | 1,663 | 0 | 0 | 1,372 |
| Common shares issued | 921 | 7,587 | 0 | 0 | 0 | 0 |
| Cash dividends paid | 0 | 0 | (765) | 0 | 0 | 0 |
| Coupon on additional equity components, net of tax | 0 | 0 | 0 | 0 | 0 | 0 |
| Remeasurement gains (losses) related to defined benefit plans, net of tax | 0 | 0 | 5 | 0 | 0 | 0 |
| Net change in share awards in the reporting period | 0 | (103) | 0 | 0 | 0 | 0 |
| Treasury shares distributed under share-based compensation plans | 0 | 0 | 0 | 840 | 0 | 0 |
| Tax benefits related to share-based compensation plans | 0 | (32) | 0 | 0 | 0 | 0 |
| Additions to Equity classified as obligation to purchase common shares | 0 | 0 | 0 | 0 | 0 | 0 |
| Deductions from Equity classified as obligation to purchase common shares | 0 | 0 | 0 | 0 | 0 | 0 |
| Option premiums and other effects from options on common shares | 0 | (65) | 0 | 0 | 0 | 0 |
| Purchases of treasury shares | 0 | 0 | 0 | (9,187) | 0 | 0 |
| Sale of treasury shares | 0 | 0 | 0 | 8,352 | 0 | 0 |
| Net gains (losses) on treasury shares sold | 0 | (6) | 0 | 0 | 0 | 0 |
| Other | 0 | 41 | 0 | 0 | 0 | 0 |
| **Balance as of December 31, 2014** | 3,531 | 33,626 | 29,279 | (8) | 0 | 1,675 |
| Total comprehensive income, net of tax[1] | 0 | 0 | (6,794) | 0 | 0 | (291) |
| Common shares issued | 0 | 0 | 0 | 0 | 0 | 0 |
| Cash dividends paid | 0 | 0 | (1,034) | 0 | 0 | 0 |
| Coupon on additional equity components, net of tax | 0 | 0 | (228) | 0 | 0 | 0 |
| Remeasurement gains (losses) related to defined benefit plans, net of tax | 0 | 0 | (10) | 0 | 0 | 0 |
| Net change in share awards in the reporting period | 0 | (80) | 0 | 0 | 0 | 0 |
| Treasury shares distributed under share-based compensation plans | 0 | 0 | 0 | 880 | 0 | 0 |
| Tax benefits related to share-based compensation plans | 0 | 0 | 0 | 0 | 0 | 0 |
| Additions to Equity classified as obligation to purchase common shares | 0 | 0 | 0 | 0 | 0 | 0 |
| Deductions from Equity classified as obligation to purchase common shares | 0 | 0 | 0 | 0 | 0 | 0 |
| Option premiums and other effects from options on common shares | 0 | (34) | 0 | 0 | 0 | 0 |
| Purchases of treasury shares | 0 | 0 | 0 | (9,177) | 0 | 0 |
| Sale of treasury shares | 0 | 0 | 0 | 8,295 | 0 | 0 |
| Net gains (losses) on treasury shares sold | 0 | (3) | 0 | 0 | 0 | 0 |
| Other | 0 | 63 | (31) | 0 | 0 | 0 |
| **Balance as of December 31, 2015** | 3,531 | 33,572 | 21,182 | (10) | 0 | 1,384 |

[1] Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2] Excluding unrealized net gains (losses) from equity method investments.

| Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[2] | Unrealized net gains (losses) on assets classified as held for sale, net of tax[2] | Foreign currency translation, net of tax[2] | Unrealized net gains (losses) from equity method investments | Accumulated other comprehensive income, net of tax[1] | Total shareholders' equity | Additional equity components[3] | Noncontrolling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| (159) | 0 | (1,593) | (10) | (1,294) | 54,001 | 0 | 239 | 54,240 |
| 57 | 2 | (1,121) | 63 | (1,164) | (498) | 0 | 13 | (485) |
| 0 | 0 | 0 | 0 | 0 | 2,961 | 0 | 0 | 2,961 |
| 0 | 0 | 0 | 0 | 0 | (764) | 0 | (13) | (777) |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | (659) | 0 | 0 | (659) |
| 0 | 0 | 0 | 0 | 0 | (385) | 0 | 0 | (385) |
| 0 | 0 | 0 | 0 | 0 | 1,160 | 0 | 0 | 1,160 |
| 0 | 0 | 0 | 0 | 0 | 30 | 0 | 0 | 30 |
| 0 | 0 | 0 | 0 | 0 | (1) | 0 | 0 | (1) |
| 0 | 0 | 0 | 0 | 0 | 1 | 0 | 0 | 1 |
| 0 | 0 | 0 | 0 | 0 | (49) | 0 | 0 | (49) |
| 0 | 0 | 0 | 0 | 0 | (13,648) | 0 | 0 | (13,648) |
| 0 | 0 | 0 | 0 | 0 | 12,535 | 0 | 0 | 12,535 |
| 0 | 0 | 0 | 0 | 0 | (49) | 0 | 0 | (49) |
| 0 | 0 | 0 | 0 | 0 | 85 | 0 | 8 | 93 |
| (101) | 2 | (2,713) | 53 | (2,457) | 54,719 | 0 | 247 | 54,966 |
| 181 | (2) | 2,865 | (35) | 4,380 | 6,043 | 0 | 54 | 6,097 |
| 0 | 0 | 0 | 0 | 0 | 8,508 | 0 | 0 | 8,508 |
| 0 | 0 | 0 | 0 | 0 | (765) | 0 | (4) | (769) |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | 5 | 0 | 0 | 5 |
| 0 | 0 | 0 | 0 | 0 | (103) | 0 | 0 | (103) |
| 0 | 0 | 0 | 0 | 0 | 840 | 0 | 0 | 840 |
| 0 | 0 | 0 | 0 | 0 | (32) | 0 | 0 | (32) |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | (65) | 0 | 0 | (65) |
| 0 | 0 | 0 | 0 | 0 | (9,187) | 0 | 0 | (9,187) |
| 0 | 0 | 0 | 0 | 0 | 8,352 | 0 | 0 | 8,352 |
| 0 | 0 | 0 | 0 | 0 | (6) | 0 | 0 | (6) |
| 0 | 0 | 0 | 0 | 0 | 41 | 4,619[4] | (44) | 4,616 |
| 79 | 0 | 151 | 18 | 1,923 | 68,351 | 4,619 | 253 | 73,223 |
| 18 | 662 | 2,044 | 48 | 2,481 | (4,313) | 0 | 45 | (4,269) |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | (1,034) | 0 | (10) | (1,044) |
| 0 | 0 | 0 | 0 | 0 | (228) | 0 | 0 | (228) |
| 0 | 0 | 0 | 0 | 0 | (10) | 0 | 0 | (10) |
| 0 | 0 | 0 | 0 | 0 | (80) | 0 | 0 | (80) |
| 0 | 0 | 0 | 0 | 0 | 880 | 0 | 0 | 880 |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 | (34) | 0 | 0 | (34) |
| 0 | 0 | 0 | 0 | 0 | (9,177) | 0 | 0 | (9,177) |
| 0 | 0 | 0 | 0 | 0 | 8,295 | 0 | 0 | 8,295 |
| 0 | 0 | 0 | 0 | 0 | (3) | 0 | 0 | (3) |
| 0 | 0 | 0 | 0 | 0 | 33 | 56[5] | (17) | 72 |
| 97 | 662 | 2,196 | 66 | 4,404 | 62,678 | 4,675 | 270 | 67,624 |

[3] Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4] Includes net proceeds from issuance, purchase and sale of Additional Equity Components.
[5] Includes net proceeds from purchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

# Consolidated Statement of Cash Flows

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Net income (loss) | (6,772) | 1,691 | 681 |
| Cash flows from operating activities: | | | |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Provision for credit losses | 956 | 1,134 | 2,065 |
| Restructuring activities | 710 | 133 | 399 |
| Gain on sale of financial assets available for sale, equity method investments, and other | (430) | (391) | (493) |
| Deferred income taxes, net | (987) | 673 | (179) |
| Impairment, depreciation and other amortization, and accretion | 8,908 | 4,567 | 2,443 |
| Share of net income from equity method investments | (708) | (569) | (433) |
| Income adjusted for noncash charges, credits and other items | 1,677 | 7,238 | 4,483 |
| Adjustments for net change in operating assets and liabilities: | | | |
| Interest-earning time deposits with central banks and with banks w/o central banks[1] | 30,096 | 8,959 | 55,515 |
| Central bank funds sold, securities purchased under resale agreements, securities borrowed | (10,108) | 5,450 | 11,267 |
| Financial assets designated at fair value through profit or loss | 12,935 | 70,639 | (27) |
| Loans | (14,015) | (26,909) | 16,007 |
| Other assets | 26,756 | (28,812) | 12,048 |
| Deposits | 26,537 | 1,551 | (42,281) |
| Financial liabilities designated at fair value through profit or loss and investment contract liabilities | 6,101 | (54,334) | (18,558) |
| Central bank funds purchased, securities sold under repurchase agreements, securities loaned | (1,120) | (2,963) | (23,080) |
| Other short-term borrowings | (16,149) | (17,875) | (9,529) |
| Other liabilities | (14,177) | 22,183 | (17,625) |
| Senior long-term debt | 13,536 | 14,315 | (22,056) |
| Trading assets and liabilities, positive and negative market values from derivative financial instruments, net | 13,788 | 4,288 | 38,013 |
| Other, net | (8,605) | (1,678) | 3,007 |
| Net cash provided by (used in) operating activities | 67,252 | 2,052 | 7,184 |
| Cash flows from investing activities: | | | |
| Proceeds from: | | | |
| Sale of financial assets available for sale | 18,027 | 11,974 | 18,054 |
| Maturities of financial assets available for sale | 3,986 | 8,745 | 11,564 |
| Sale of equity method investments | 165 | 124 | 76 |
| Sale of property and equipment | 272 | 133 | 137 |
| Purchase of: | | | |
| Financial assets available for sale | (29,665) | (34,158) | (31,588) |
| Equity method investments | (95) | (78) | (21) |
| Property and equipment | (432) | (669) | (513) |
| Net cash received in (paid for) business combinations/divestitures | 555 | 1,931 | (128) |
| Other, net | (1,055) | (826) | (596) |
| Net cash provided by (used in) investing activities | (8,242) | (12,824) | (3,015) |
| Cash flows from financing activities: | | | |
| Issuances of subordinated long-term debt | 2,942 | 101 | 1,217 |
| Repayments and extinguishments of subordinated long-term debt | (2,043) | (3,142) | (2,776) |
| Issuances of trust preferred securities | 788 | 49 | 11 |
| Repayments and extinguishments of trust preferred securities[2] | (5,114) | (2,709) | (49) |
| Common shares issued | 0 | 8,508 | 2,961 |
| Purchases of treasury shares | (9,177) | (9,187) | (13,648) |
| Sale of treasury shares | 8,316 | 8,318 | 12,494 |
| Additional Equity Components (AT1) issued | 0 | 4,676 | 0 |
| Purchases of Additional Equity Components (AT1) | (407) | (921) | 0 |
| Sale of Additional Equity Components (AT1) | 442 | 888 | 0 |
| Coupon on additional equity components, pre tax | (269) | 0 | 0 |
| Dividends paid to noncontrolling interests | (10) | (4) | (13) |
| Net change in noncontrolling interests | (17) | (17) | 23 |
| Cash dividends paid | (1,034) | (765) | (764) |
| Net cash provided by (used in) financing activities | (5,583) | 5,795 | (544) |
| Net effect of exchange rate changes on cash and cash equivalents | 94 | 897 | (907) |
| Net increase (decrease) in cash and cash equivalents | 53,521 | (4,080) | 2,718 |
| Cash and cash equivalents at beginning of period | 51,960 | 56,041 | 53,321 |
| Cash and cash equivalents at end of period | 105,478 | 51,960 | 56,041 |
| Net cash provided by (used in) operating activities include | | | |
| Income taxes paid (received), net | 902 | 377 | 742 |
| Interest paid | 10,608 | 11,423 | 10,687 |
| Interest and dividends received | 26,177 | 25,404 | 25,573 |
| Cash and cash equivalents comprise | | | |
| Cash and central bank balances (not included Interest-earning time deposits with central banks)[1] | 94,923 | 47,169 | 49,146 |
| Interbank balances (w/o central banks) (not included: time deposits with banks of € 4,304 m. as of December 31, 2015, € 31,612 m. as of December 31, 2014 and € 39,097 m as of December 31, 2013)[1] | 10,555 | 4,791 | 6,895 |
| Total | 105,478 | 51,960 | 56,041 |

[1] In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.
[2] In 2014, comparative has been restated in order to reflect repayments of Trust Preferred Securities.

The accompanying notes are an integral part of the Consolidated Financial Statements.

# Notes to the Consolidated Financial Statements

## 01 – Significant Accounting Policies and Critical Accounting Estimates

### Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group's application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the Consolidated Financial Statements. These disclosures include Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components under IFRS 8, "Operating Segments" provided in the Operating and Financial Review of the Management Report. Additionally the Risk Report includes disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, "Financial Instruments: Disclosures", capital disclosures as required under IAS 1, "Presentation of Financial Statements" and disclosures in relation to insurance contracts as described in IFRS 4, "Insurance Contracts". These audited disclosures are identified by bracketing in the margins of the Management Report.

### Significant Changes in Estimates and Changes in Presentation

#### Cash and due from banks and Interest-earning deposits with banks

In the fourth quarter 2015, the Group changed the balance sheet presentation of "Cash and due from banks," which primarily included cash and non-interest bearing deposits and "Interest-earning deposits with banks" to be better aligned with the Group's regulatory reporting. The balances previously reported are now presented as "Cash and central bank balances" and "Interbank balances (w/o central banks)" in the Group's consolidated balance sheet. The change reflects the regulatory reporting of deposits with central banks and non central banks where previously the Group distinguished between interest bearing and non-interest bearing deposits. Comparative information in the Group's consolidated balance sheet and associated notes disclosure for 2014 has been restated to reflect this change. This change in presentation did not have any other impact on the Group's consolidated financial statements in 2014 and 2015.

### Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. The Group's significant accounting policies are described in "Significant Accounting Policies".

Certain of the Group's accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group's financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates:

- the impairment of associates (see "Associates" below)
- the impairment of financial assets available for sale (see "Financial Assets and Liabilities – Financial Assets Classified as Available for Sale" below)
- the determination of fair value (see "Financial Assets and Liabilities – Determination of Fair Value" below)
- the recognition of trade date profit (see "Financial Assets and Liabilities – Recognition of Trade Date Profit" below)
- the impairment of loans and provisions for off-balance sheet positions (see "Impairment of Loans and Provision for Off-balance Sheet Positions" below)
- the impairment of goodwill and other intangibles (see "Goodwill and Other Intangible Assets" below)
- the recognition and measurement of deferred tax assets (see "Income Taxes" below)
- the accounting for legal and regulatory contingencies and uncertain tax positions (see "Provisions" below)

## Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2013, 2014 and 2015.

## Principles of Consolidation

The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit.

### Subsidiaries

The Group's subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

The Group sponsors the formation of structured entities and interacts with structured entities sponsored by third parties for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

- the purpose and design of the entity
- the relevant activities and how these are determined
- whether the Group's rights result in the ability to direct the relevant activities
- whether the Group has exposure or rights to variable returns
- whether the Group has the ability to use its power to affect the amount of its returns

Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities.

Potential voting rights that are deemed to be substantive are also considered when assessing control.

Likewise, the Group also assesses existence of control where it does not control the majority of the voting power but has the practical ability to unilaterally direct the relevant activities. This may arise in circumstances where the size and dispersion of holdings of the shareholders give the Group the power to direct the activities of the investee.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

The Group reassesses the consolidation status at least at every quarterly reporting date. Therefore, any changes in the structure leading to a change in one or more of the control factors, require reassessment when they occur. This includes changes in decision making rights, changes in contractual arrangements, changes in the financing, ownership or capital structure as well as changes following a trigger event which was anticipated in the original documentation.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation.

Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as noncontrolling interests. Profit or loss attributable to noncontrolling interests are reported separately in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income.

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary, c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the Consolidated Statement of Income or transferred directly to retained earnings if required by other IFRSs.

## Associates

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is less than 20 % of the voting stock.

Investments in associates are accounted for under the equity method of accounting. The Group's share of the results of associates is adjusted to conform to the accounting policies of the Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments. The Group's share in the associate's profits and losses resulting from intercompany sales is eliminated on consolidation.

If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest is remeasured to fair value and any gain or loss is recognized in the Consolidated Statement of Income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the Consolidated Statement of Income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment at each balance sheet date.

If there is objective evidence of impairment, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment's recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount.

At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate are accounted for on the same basis as would have been required if the investee had directly disposed of the related assets or liabilities.

**Critical Accounting Estimates:** As the assessment of whether there is objective evidence of impairment may require significant management judgement and the estimates for impairment could change from period to period based on future events that may or may not occur, the Group considers this to be a critical accounting estimate.

## Foreign Currency Translation

The Consolidated Financial Statements are prepared in euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the Consolidated Statement of Income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.

Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income and recognised in the Consolidated Statement of Income when the nonmonetary item is sold as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interests is recognized in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.

## Interest, Commissions and Fees

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

**Net Interest Income** – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt instruments, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt instrument is impaired as impairment is measured to fair value and would be based on a current market rate.

**Commissions and Fee Income** – The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Expenses that are directly related and incremental to the generation of fee income are presented net in Commissions and Fee Income.

**Arrangements involving multiple services or products** – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component.

If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

## Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the Consolidated Balance Sheet.

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized or derecognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability.

### Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

**Trading Assets and Liabilities** – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. This includes also physical commodities that are held by the Group's commodity trading business, at fair value less costs to sell. Trading liabilities consist primarily of derivative liabilities and short positions

**Financial Instruments Designated at Fair Value through Profit or Loss** – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities.

## Loan Commitments

Certain loan commitments are classified as derivatives held for trading or designated at fair value through profit or loss under the fair value option. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of Loans and Provision for Off-Balance sheet positions", these off-balance sheet loan commitments are assessed for impairment individually and where appropriate, collectively.

## Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets AFS. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price representing the fair value, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost base. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the Consolidated Statement of Income. Releases of such loan loss allowances established after their initial recognition are included in the provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

## Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the Consolidated Statement of Income and other changes in carrying amount are recognized in other comprehensive income as indicated above. For financial assets classified as AFS that are nonmonetary items (equity instruments), the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This impairment loss for the period is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When an AFS debt security is impaired, any subsequent decreases in fair value are recognized in the Consolidated Statement of Income as it is considered further impairment. Any subsequent increases are also recognized in the Consolidated Statement of Income until the asset is no longer considered impaired. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in other comprehensive income.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the Consolidated Statement of Income; increases in their fair value after impairment are recognized in other comprehensive income.

Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Unrealized gains and losses recorded in other comprehensive income are transferred to the Consolidated Statement of Income on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.

**Critical Accounting Estimates** – Because the assessment of objective evidence of impairment require significant management judgement and the estimate of impairment could change from period to period based upon future events that may or may not occur, the Group considers the impairment of Financial Assets classified as Available for Sale to be a critical accounting estimate. For additional information see Note 7 "Net Gains (Losses) on Financial Assets Available for Sale".

## Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the Consolidated Statement of Income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

## Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans classification. For assets to be reclassi-fied there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the Consolidated Statement of Income is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

For instruments reclassified from AFS to loans, any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired, any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the Consolidated Statement of Income as a loan loss provision.

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the Consolidated Statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other Income, if the loan is not impaired.

## Offsetting of Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business, in the event of default, insolvency or bankruptcy of both the Group and its counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated Balance Sheet, the associated income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

The majority of the offsetting applied by the Group relates to derivatives and repurchase and reverse repur-chase agreements. A significant portion of offsetting is applied to interest rate derivatives and related cash margin balances, which are cleared through central clearing parties such as the London Clearing House. The Group also offsets repurchase and reverse repurchase agreements for which the Group has the right to set off and has the intent to settle on a net basis or to realize an asset and settle a liability simultaneously. For further information please refer to Note 18 "Offsetting Financial Assets and Financial Liabilities".

## Determination of Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an arm's length transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:

- The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,
- the fair values are provided to key management personnel, and
- the financial assets and liabilities are measured at fair value through profit or loss.

This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Critical Accounting Estimates – The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation control groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are less liquid or less observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modelling techniques. In particular, where data are obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. Where no market data are available for a particular instrument then pricing inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions, and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to decide what point within the range of estimates appropriately represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the inputs to the valuation method that are used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

The Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

For further discussion of the valuation methods and controls and quantitative disclosures with respect to the determination of fair value, please refer to Note 14 "Financial Instruments carried at Fair Value" and Note 15 "Fair Value of Financial Instruments not carried at Fair Value".

## Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred.

Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the Consolidated Statement of Income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made.

**Critical Accounting Estimates** – Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred, the decision to subsequently recognise the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

## Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the Consolidated Balance Sheet regardless of whether they are held for trading or nontrading purposes.

The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

### Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same Consolidated Balance Sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

### Hedge Accounting

For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated Statement of Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the Consolidated Statement of Income in the same periods during which the forecast transaction affects the Consolidated Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same Consolidated Statement of Income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.

Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.

## Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Income as a component of the provision for credit losses.

The collective assessment of impairment is to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is charged off (the loan and the related allowance are removed from the balance sheet). Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge-off but is not a determining factor. A charge-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower's financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge-off depends on whether there is any underlying collateral and the Group's estimate of the amount collectible and the legal requirements in the jurisdiction in which the loan is originated.

Subsequent recoveries, if any, are credited to the allowance account and are recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the Consolidated Balance Sheet within provisions and charged to the Consolidated Statement of Income as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

**Critical Accounting Estimates** – The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group's results of operations.

In assessing assets for impairments, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.

For those loans which are deemed to be individually significant, the determination of the impairment allowance often requires the use of considerable judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market.

The determination of the allowance for portfolios of loans of smaller balance homogenous loans and for those loans which are individually significant but for which no objective evidence of impairment exists is calculated using statistical models. Such statistical models incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates and judgments concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review.

The quantitative disclosures are provided in Note 19 "Loans" and Note 20 "Allowance for Credit Losses".

## Derecognition of Financial Assets and Liabilities

### Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is not retained, i.e., if the transferee has the practical ability to sell the transferred asset. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified (due to forbearance measures or otherwise), the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the Consolidated Statement of Income.

## Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to a structured entity, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the "Financial Assets and Liabilities" section. If the structured entity is not consolidated then the transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the "Derivatives and Hedge Accounting" section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as "retained interests"). Provided the Group's retained interests do not result in consolidation of a structured entity, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, the fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment must be used to determine fair value. The Group may also periodically hold interests in securitized financial assets and record them at amortized cost.

In situations where the Group has a present obligation (either legal or constructive) to provide financial support to an unconsolidated securitization entity a provision will be created if the obligation can be reliably measured and it is probable that there will be an outflow of economic resources required to settle it.

When an asset is derecognized a gain or loss equal to the difference between the consideration received and the carrying amount of the transferred asset is recorded. When a part of an asset is derecognized, gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

## Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Income.

## Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, because the risks and rewards of ownership are not obtained nor relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 22 "Assets Pledged and Received as Collateral".

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

## Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively, in the Consolidated Balance Sheet.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the Consolidated Statement of Income in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the Consolidated Balance Sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated Balance Sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed are disclosed in Note 22 "Assets Pledged and Received as Collateral".

## Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree is measured either at fair value or at the noncontrolling interests' proportionate share of the acquiree's identifiable net assets (this is determined for each business combination).

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units ("CGUs"), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity's operations or makes decisions about continuing or disposing of the entity's assets and operations.

If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Certain non-integrated investments are not allocated to a CGU. Impairment testing is performed individually for each of these assets.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. These assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset's useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or when there is an indication of impairment once the software is in use.

Critical Accounting Estimates – The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.

The quantitative disclosures are provided in Note 25 "Goodwill and Other Intangible Assets".

## Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

**Critical Accounting Estimates** – The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" or IAS 12, "Income Taxes", respectively. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liability may ultimately be materially different. The Group's total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 29 "Provisions" for information on the Group's judicial, regulatory and arbitration proceedings.

## Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are recognized in profit or loss except to the extent that the tax relates to items that are recognized directly in equity or other comprehensive income in which case the related tax is recognised either directly in equity or other comprehensive income accordingly.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such invest-ments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value re-measurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying transaction or event to which the deferred tax relates is recognized in the consolidated statement of income.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. The associated current and deferred tax consequences are recognized as income or expense in the consolidated statement of income for the period. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on its policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

**Critical Accounting Estimates** – In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group's deferred taxes (including quantitative disclosures on recognized deferred tax assets) see Note 36 "Income Taxes".

## Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

In business combinations achieved in stages ("step acquisitions"), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be recognized on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group's shareholders' equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital ("APIC").

## Non-Current Assets Held for Sale

Individual non-current non-financial assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and actively looking for a buyer. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs to sell and are presented within "Other assets" and "Other liabilities" in the balance sheet. The comparatives are not represented when non-current assets (and disposal groups) are classified as held for sale. If the disposal group contains financial instruments, no adjustment to their carrying amounts is permitted.

## Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 18 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at each quarterly reporting date and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

## Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the consolidated statement of income in provision for credit losses.

## Leasing Transactions

The Group enters into lease contracts, predominantly for premises, as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.

Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as an expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

## Employee Benefits

### Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in other comprehensive income and presented in equity in the period in which they occur. The majority of the Group's benefit plans is funded.

### Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income and presented in equity.

Refer to Note 35 "Employee Benefits" for further information on the accounting for pension benefits and other post-employment benefits.

### Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

## Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital ("APIC"). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

## Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception, the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

## Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset-backed securities, which are designed and executed by CB&S business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the consolidated statement of cash flows do not precisely match the movements in the consolidated balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

## Insurance

The Group's insurance business issues two types of contracts:

**Insurance Contracts** – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS (U.S. GAAP) as described further below.

**Non-Participating Investment Contracts ("Investment Contracts")** – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as AFS. Financial assets held for other insurance and investment contracts have been designated at fair value through profit or loss under the fair value option.

## Insurance Contracts

Premiums for single premium business are recognized as income when received. This is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in force contracts discounted back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations ("PADs"). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expenses indicates that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

The costs directly attributable to the acquisition of incremental insurance and investment business are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. These costs will be amortized systematically over a period no longer than that in which they are expected to be recovered out of these future margins.

## Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date.

As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

## Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

All new material reinsurance arrangements are subject to local Board approval. Once transacted they are subject to regular credit risk review including an assessment of the full exposure and any lending and collateral provision. Impairment is determined in accordance with the Group's accounting policy "Impairment of Financial Assets".

# 02 – Recently Adopted and New Accounting Pronouncements

## Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2015 in the preparation of these consolidated financial statements.

### Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB's annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group's consolidated financial statements.

## New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2015 and therefore have not been applied in preparing these financial statements.

### IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 "Financial Instruments", which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of 'own credit' with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

The Group has implemented a centrally managed IFRS 9 program sponsored by the Group's chief financial officer and includes subject matter experts on methodology, data sourcing and modelling, IT processing and reporting. Overall governance is through the IFRS 9 Steering Committee which includes joint representation from Finance and Risk. Guidance and training on IFRS 9 is delivered across businesses and functions as part of the Group's internal control system in preparation for IFRS 9 becoming effective for the Group from January 1, 2018.

## Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity's business model and a financial instrument's contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss ('FVTPL'), amortized cost, or fair value through Other Comprehensive Income ('FVOCI'). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity's own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the election to apply the presentation of fair value movements of an entity's credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted these requirements of the standard as IFRS 9 has not been endorsed by the EU yet.

## Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. The determination of impairment losses and allowances will move from an incurred credit loss model whereby credit losses are recognized when a 'trigger' event occurs under IAS 39 to an expected credit loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Under the IFRS 9 expected credit loss approach, the Group will recognise expected credit losses resulting from default events that are possible within the next 12 months for both the homogeneous and non-homogeneous performing loan pools (stage 1). IFRS 9 also requires the recognition of credit losses expected over the remaining life of the assets ('lifetime expected losses') which have significantly deteriorated in credit quality since origination or purchase but have yet to default (stage 2) and for assets that are credit impaired (stage 3). Under IFRS 9 expected credit losses are measured by taking into account forward-looking information, including macro-economic factors.

As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on reasonable and supportable forward-looking information which probability weights future economic situations that are continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 months expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses apply as compared to the population of financial assets for which loss events have already occurred under IAS 39.

## Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

## IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, "Revenue from Contracts with Customers", which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/ IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

## IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, "Leases", which introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

# 23 – Property and Equipment

| in € m. | Owner occupied properties | Furniture and equipment | Leasehold improvements | Construction-in-progress | Total |
|---|---|---|---|---|---|
| **Cost of acquisition:** | | | | | |
| **Balance as of January 1, 2014** | **3,749** | **3,926** | **2,240** | **170** | **10,084** |
| Changes in the group of consolidated companies | (8) | 11 | (1) | 0 | 3 |
| Additions | 42 | 332 | 122 | 173 | 669 |
| Transfers | 10 | 26 | 122 | (153) | 5 |
| Reclassifications (to)/from "held for sale" | (2,507) | (1,364) | (133) | (55) | (4,058) |
| Disposals | 0 | 201 | 39 | 0 | 241 |
| Exchange rate changes | 275 | 217 | 68 | 6 | 566 |
| **Balance as of December 31, 2014** | **1,560** | **2,947** | **2,379** | **141** | **7,027** |
| Changes in the group of consolidated companies | 8 | (37) | (72) | 0 | (101) |
| Additions | 4 | 153 | 162 | 114 | 432 |
| Transfers | (2) | 76 | 181 | (129) | 126 |
| Reclassifications (to)/from "held for sale" | (5) | 82 | 1 | (2) | 77 |
| Disposals | 132 | 267 | 61 | 0 | 461 |
| Exchange rate changes | (1) | 107 | 72 | 6 | 184 |
| **Balance as of December 31, 2015** | **1,432** | **3,060** | **2,662** | **130** | **7,284** |
| **Accumulated depreciation and impairment:** | | | | | |
| **Balance as of January 1, 2014** | **1,525** | **2,762** | **1,378** | **0** | **5,664** |
| Changes in the group of consolidated companies | 0 | 8 | (1) | 0 | 6 |
| Depreciation | 39 | 271 | 179 | 0 | 490 |
| Impairment losses | 58 | 105 | 10 | 0 | 172 |
| Reversals of impairment losses | 0 | 0 | 0 | 0 | 0 |
| Transfers | 28 | 10 | 22 | 0 | 59 |
| Reclassifications (to)/from "held for sale" | (1,289) | (1,127) | (95) | 0 | (2,511) |
| Disposals | 2 | 83 | 34 | 0 | 119 |
| Exchange rate changes | 140 | 175 | 41 | 0 | 356 |
| **Balance as of December 31, 2014** | **498** | **2,121** | **1,500** | **0** | **4,118** |
| Changes in the group of consolidated companies | (1) | (31) | (64) | 0 | (96) |
| Depreciation | 35 | 234 | 170 | 0 | 439 |
| Impairment losses | 6 | 16 | 3 | 1 | 27 |
| Reversals of impairment losses | 0 | 9 | 0 | 0 | 9 |
| Transfers | (3) | 21 | 93 | (1) | 109 |
| Reclassifications (to)/from "held for sale" | (0) | 58 | 7 | 0 | 65 |
| Disposals | 73 | 239 | 38 | 0 | 349 |
| Exchange rate changes | 2 | 86 | 46 | (0) | 134 |
| **Balance as of December 31, 2015** | **464** | **2,257** | **1,716** | **0** | **4,438** |
| **Carrying amount:** | | | | | |
| **Balance as of December 31, 2014** | **1,062** | **826** | **880** | **141** | **2,909** |
| **Balance as of December 31, 2015** | **967** | **802** | **946** | **130** | **2,846** |

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 56 million as of December 31, 2015.

Commitments for the acquisition of property and equipment were € 70 million at year-end 2015.

# 24 – Leases

The Group is lessee under lease arrangements covering property and equipment.

## Finance Lease Commitments

Most of the Group's finance lease arrangements are made under usual terms and conditions.

Net Carrying Value of Leasing Assets Held under finance leases

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Land and buildings | 14 | 13 |
| Furniture and equipment | 2 | 1 |
| Other | 0 | 5 |
| Net carrying value | 15 | 19 |

Future Minimum Lease Payments Required under the Group's Finance Leases

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Future minimum lease payments: | | |
| Not later than one year | 6 | 6 |
| Later than one year and not later than five years | 20 | 24 |
| Later than five years | 70 | 84 |
| Total future minimum lease payments | 97 | 114 |
| Less: Future interest charges | 66 | 71 |
| Present value of finance lease commitments | 30 | 43 |
| Future minimum lease payments to be received | 4 | 9 |
| Contingent rent recognized in the income statement[1] | 0 | 0 |

[1] The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

## Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However, the lease agreements do not include any clauses that impose any restriction on the Group's ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

Future Minimum Lease Payments Required under the Group's Operating Leases

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Future minimum rental payments: | | |
| Not later than one year | 773 | 778 |
| Later than one year and not later than five years | 2,398 | 2,370 |
| Later than five years | 1,999 | 1,955 |
| Total future minimum rental payments | 5,170 | 5,103 |
| Less: Future minimum rentals to be received | 91 | 171 |
| Net future minimum rental payments | 5,079 | 4,932 |

As of December 31, 2015, the total future minimum rental payments included € 355 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2015, the rental payments for lease and sublease agreements amounted to € 848 million. This included charges of € 864 million for minimum lease payments and € 9 million for contingent rents as well as € 25 million related to sublease rentals received.

# 25 – Goodwill and Other Intangible Assets

## Goodwill

### Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2015, and 2014, are shown below by cash-generating units ("CGU").

Goodwill allocated to cash-generating units

| in € m. | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit[1] | Others | Total |
|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2014 | 1,863 | 2,758 | 431 | 3,843 | 0 | 179 | 9,074 |
| Goodwill acquired during the year | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Purchase accounting adjustments | 0 | 1 | 0 | 0 | 0 | 0 | 1 |
| Transfers | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Reclassification from (to) "held for sale" | (13) | (1) | 0 | (3) | 0 | 0 | (17) |
| Goodwill related to dispositions without being classified as "held for sale" | 0 | 0 | (1) | (2) | 0 | 0 | (3) |
| Impairment losses[2] | 0 | 0 | 0 | 0 | 0 | (49) | (49) |
| Exchange rate changes/other | 166 | 5 | 44 | 293 | 0 | 4 | 512 |
| Balance as of December 31, 2014 | 2,016 | 2,763 | 474 | 4,131 | 0 | 134 | 9,518 |
| Gross amount of goodwill | 3,249 | 2,763 | 474 | 4,131 | 651 | 676 | 11,944 |
| Accumulated impairment losses | (1,233) | 0 | 0 | 0 | (651) | (542) | (2,426) |
| Balance as of January 1, 2015 | 2,016 | 2,763 | 474 | 4,131 | 0 | 134 | 9,518 |
| Goodwill acquired during the year | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Purchase accounting adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Transfers | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Reclassification from (to) "held for sale" | 0 | (1) | 0 | (47) | 0 | (138) | (186) |
| Goodwill related to dispositions without being classified as "held for sale" | 0 | 0 | 0 | (1) | 0 | 0 | (1) |
| Impairment losses[2] | (2,168) | (2,765) | 0 | 0 | 0 | 0 | (4,933) |
| Exchange rate changes/other | 152 | 3 | 45 | 287 | 0 | 5 | 492 |
| Balance as of December 31, 2015 | 0 | 0 | 519 | 4,370 | 0 | 1 | 4,890 |
| Gross amount of goodwill | 3,509 | 2,762 | 519 | 4,370 | 652 | 607 | 12,419 |
| Accumulated impairment losses | (3,509) | (2,762) | 0 | 0 | (652) | (606) | (7,529) |

1 Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
2 Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary CGUs. Such goodwill is summarized as "Others" in the table above. The nonintegrated investments in the NCOU consisted of Maher Terminals LLC and Maher Terminals of Canada Corp., with the latter disposed of in the third quarter 2015.

In 2015, changes in goodwill (other than those related to exchange rate changes) mainly included the impairments of € 2,168 million in CB&S and of € 2,765 million in PBC. These charges were the result of the goodwill impairment test conducted in the third quarter 2015. The test was triggered by the further substantiation of Strategy 2020 in the third quarter, largely driven by the impact of expected higher regulatory capital requirements for both segments as well as the current disposal expectations in PBC. In connection with the sale of the Canadian port operations of Maher Terminals, goodwill of € 138 million was allocated to the disposal group classified as held for sale in the first quarter 2015.

In 2014, changes in goodwill (other than those related to exchange rate changes) mainly included the impairment of € 49 million recorded in the NCOU upon write-off of goodwill related to the nonintegrated investment in Maher Terminals LLC (included in column 'Others' of the above table), which was based on the continuing market uncertainty on the demand for U.S consumables impacting business volumes. The fair value less costs of disposal of the investment was determined based on a discounted free cash flow model. Accordingly, the fair value measurement was categorized as level 3 in the fair value hierarchy. The carrying amount of Maher Terminals LLC exceeded its recoverable amount, resulting in an impairment loss of € 194 million, which was recorded as impairment of goodwill and other intangible assets. Of that impairment amount, € 49 million was allocated to fully write-off related goodwill and another € 145 million was allocated to other intangible assets included in the CGU (see 'Other Amortizing Intangible Assets' in this Note). Key assumptions used in the fair value estimation included a discount rate (weighted average cost of capital, post-tax) of 9.3 % (prior year 9.1 %), a terminal value growth rate of 5.3 % and an average EBITDA growth rate of 13.2 %.

## Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates", the Group's primary CGUs are as outlined above. "Other" goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU's fair value less costs of disposal and its value in use.

The Group's further updating of its new Strategy 2020 constituted a trigger event leading to an impairment test. The goodwill impairment test in the third quarter 2015 resulted in goodwill impairments totaling € 4,933 million, consisting of € 2,168 million and € 2,765 million in the CGUs CB&S and PBC, respectively. The impairment in CB&S was mainly driven by changes to the business mix in light of expected higher regulatory capital requirements, leading to a recoverable amount of approximately € 26.1 billion. The impairment in PBC was, in addition to the changed capital requirements, mainly driven by current disposal expectations regarding Hua Xia Bank Co. Ltd. and Postbank, which resulted in a recoverable amount of approximately € 12.3 billion for the CGU.

The recoverable amounts of all remaining primary CGUs, except for those in the NCOU, were substantially in excess of their respective carrying amounts. A triggering event review as of December 31, 2015 confirmed that there was no indication that the remaining goodwill in the primary CGUs was impaired. However, the new segmental structure and the reallocation of goodwill to the new CGU structure could result in further impairments in the future.

A review of the Group's strategy or certain political or global risks for the banking industry such as a return of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group's CGUs and, thus, could result in an impairment of goodwill in the future.

The annual goodwill impairment test in 2014 did not result in an impairment loss on the goodwill of the Group's primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

## Carrying Amount

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group's total equity at the date of valuation, including Additional Tier 1 Notes ("AT1 Notes"), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as Additional equity components in accordance with IFRS. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests.

The carrying amount (excluding the AT1 Notes) is allocated to the primary CGUs in a two-step process, which is aligned with both the determination of the recoverable amount and the current equity allocation framework of Deutsche Bank. The two step approach works as follows: Allocation of shareholders' equity using a solvency-based key first, until the current target of 11 % CET 1 ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then, if applicable, incremental capital allocation to consider the leverage ratio requirements. The solvency-based allocation contains the assignment of goodwill (plus the add-on adjustment for noncontrolling interests) and unamortizing other intangible assets. Further, it comprises equity allocations based on the CGU's relative share of risk-weighted assets, on capital deduction items as well as on regulatory reconciliation items. In the second step, if applicable, the CGUs receive equity allocations based on their pro-rata leverage ratio exposure measure relative to the Group. Additionally, noncontrolling interests are considered in the carrying amounts of the respective primary CGUs.The AT1 Notes are allocated to the primary CGUs in proportion to their specific leverage ratio shortfall, with leverage ratio shortfall being a function of the Group's target leverage ratio, the CGU's leverage ratio exposure measure and the allocated CET 1 capital.

The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

## Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of fair value less costs of disposal (level 3 of the fair value hierarchy) and employs a discounted cash flow (DCF) model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the fair value of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount. The recoverable amounts of the CGUs derived from the DCF models have been compared to external analyst valuations and are deemed to be within a plausible range.

The DCF model uses earnings projections and respective capitalization assumptions (with capital ratios increasing from current levels to a Common Equity Tier 1 capital ratio of 12.5 % and a leverage ratio (using a fully loaded definition of Tier 1 capital) of 5.0 % in the medium term) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate of up to 3.2 % (2014: 3.2 %). This is based on projected revenue forecasts of the CGUs as well as expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

## Key Assumptions

The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

**Primary cash-generating units**

| | Discount rate (post-tax) | |
|---|---|---|
| | 2015 | 2014 |
| Corporate Banking & Securities | 9.7 % | 10.3 % |
| Private & Business Clients | 9.2 % | 10.0 % |
| Global Transaction Banking | 8.1 % | 8.5 % |
| Deutsche Asset & Wealth Management | 9.1 % | 9.5 % |

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

| Primary goodwill-carrying cash-generating unit | Description of key assumptions | Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect |
|---|---|---|
| Corporate Banking & Securities | - Client-driven franchise offering a wide suite of investment banking products in debt and equity, as well as corporate finance advisory and origination businesses<br>- Focus on clients with higher potential to deliver true relationship value<br>- Modest economic recovery in Europe while Americas returns to solid recovery path accompanied by a gradual tightening of monetary policy<br>- Debt Sales & Trading revenue pools are expected to increase slightly as monetary policy normalises and volatility increases while Equities and Corporate Finance revenue pools are expected to remain broadly flat going forward<br>- Mitigate regulatory driven RWA increases through business exits and portfolio management<br>- Reduce overall capital consumption while re-investing to enhance returns<br>- Cost efficiencies driven by portfolio measures, revised platform size and regional footprint review | - Market environment remains challenged<br>- Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated<br>- Strategic portfolio optimisation may not generate expected revenue growth and resource optimisation may have more than expected impact on revenues<br>- Potential margin compression and increased competition in products with lower capital requirements beyond expected levels<br>- Outcome of major litigation cases<br>- Decline in costs expected from strategic portfolio optimization, country exits and efficiency saves does not materialize in the plan time frame<br>- Increase cost pressures from regulatory driven spend<br>- Structural risks associated with unforeseen regulatory hurdles, additional costs for CCAR compliance and setting up IHC in the U.S. as well as more stringent than expected banking separation rules in some jurisdictions |
| Private & Business Clients | - Leading position in home market Germany with strongholds in five other attractive European markets<br>- Deconsolidation of Postbank<br>- Improvement of digital capabilities as key initiative in PBC as well as reorganization and optimization of branch network<br>- Reduced complexity and competitive cost efficiency<br>- Expanding in investment and insurance business in advisory banking partially mitigating impacts from low interest rate environment and leverage constraints and rebalancing of Credit Products | - Severe economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth<br>- Development of investment product markets and respective revenues additionally depend on customer confidence for investments<br>- Continued low interest rates potentially leading to further margin compression<br>- Efficiency programs are not executed as planned<br>- An environment of tightening regulation leading to further not yet anticipated impact on revenues and costs |
| Global Transaction Banking | - Cost savings in light of product, country and client perimeter review<br>- Capitalize on synergies resulting from closer co-operation with other areas of the bank<br>- Macroeconomic recovery leading to gradual interest rate improvements and positive development of international trade volumes, cross-border payments and corporate actions<br>- Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets | - Slower recovery of the world economy and its impact on trade volumes, interest rates and foreign exchange rates<br>- Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels<br>- Uncertainty around regulation and its potential implications not yet anticipated<br>- Cost savings in light of product, country and client perimeter review do not materialize as anticipated<br>- Outcome of potential legal matters |
| Deutsche Asset & Wealth Management | - Strategy continuously informed by market trends and developments, including global wealth creation, a growing retirement market and the rapid expansion of alternatives and passive investment offerings<br>- Expanding business with ultra high net worth clients with strong coverage in developed and emerging markets<br>- Building out the alternatives, passive/ETF & lending businesses<br>- Home market leadership in Germany through Wealth Management and DWS<br>- Organic growth strategy in Asia/Pacific and Americas<br>- Maintained or increased market share in the fragmented competitive environment<br>- Cost savings in light of Deutsche AWM platform optimization<br>- Targeted investment in platform enhancements and digital capabilities | - Major industry threats, i.e.. market volatility, sovereign debt burden, increasing costs from regulatory changes<br>- Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products<br>- Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, loss of high quality relationship managers<br>- Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers<br>- Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned<br>- Uncertainty around regulation and its potential implications not yet anticipated |

## Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2015, and 2014, are as follows.

| | Purchased intangible assets | | | | | | | | Internally generated intangible assets | Total other intangible assets |
|---|---|---|---|---|---|---|---|---|---|---|
| | Unamortized | | | Amortized | | | | | Amortized | |
| in € m. | Retail investment management agreements | Other | Total unamortized purchased intangible assets | Customer-related intangible assets | Value of business acquired | Contract-based intangible assets | Software and other | Total amortized purchased intangible assets | Software | |
| **Cost of acquisition/manufacture:** | | | | | | | | | | |
| Balance as of January 1, 2014 | 840 | 441 | 1,281 | 1,449 | 830 | 661 | 935 | 3,875 | 2,776 | 7,932 |
| Additions | 0 | 0 | 0 | 40 | 0 | 0 | 52 | 92 | 962 | 1,054 |
| Changes in the group of consolidated companies | 0 | 0 | 0 | 0 | 0 | (14) | (2) | (16) | (0) | (16) |
| Disposals | 0 | 0 | 0 | 9 | 0 | 0 | 12 | 21 | 99 | 121 |
| Reclassifications from (to) "held for sale" | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (0) | 0 | (0) |
| Transfers | 0 | 0 | 0 | (3) | 0 | (1) | 17 | 13 | (26) | (13) |
| Exchange rate changes | 111 | 1 | 112 | 53 | 58 | 74 | 34 | 219 | 101 | 432 |
| Balance as of December 31, 2014 | 951 | 441 | 1,392 | 1,529 | 888 | 720 | 1,025 | 4,162 | 3,715 | 9,269 |
| Additions | 0 | 0 | 0 | 26 | 0 | 0 | 21 | 47 | 1,217 | 1,265 |
| Changes in the group of consolidated companies | 0 | (3) | (3) | 0 | 0 | 0 | (1) | (1) | (3) | (7) |
| Disposals | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 193 | 193 |
| Reclassifications from (to) "held for sale" | 0 | 0 | 0 | (42) | 0 | 0 | (13) | (55) | 0 | (55) |
| Transfers | 0 | 0 | 0 | 0 | 0 | 0 | 42 | 42 | (11) | 31 |
| Exchange rate changes | 110 | 2 | 112 | 45 | 53 | 75 | 39 | 212 | 121 | 446 |
| Balance as of December 31, 2015 | 1,061 | 440 | 1,501 | 1,559 | 941 | 795 | 1,112 | 4,407 | 4,846 | 10,755 |
| **Accumulated amortization and impairment:** | | | | | | | | | | |
| Balance as of January 1, 2014 | 287 | 2 | 289 | 836 | 194 | 180 | 667 | 1,877 | 909 | 3,075 |
| Amortization for the year | 0 | 0 | 0 | 99 | 35 | 35 | 78 | 247 | 335 | 582[1] |
| Changes in the group of consolidated companies | 0 | 0 | 0 | 0 | 0 | (6) | (2) | (8) | (1) | (9) |
| Disposals | 0 | 0 | 0 | 8 | 0 | 0 | 12 | 20 | 97 | 117 |
| Reclassifications from (to) "held for sale" | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (0) | 0 | (0) |
| Impairment losses | 0 | 0 | 0 | 0 | 0 | 117 | 29 | 146 | 48 | 195[2] |
| Reversals of impairment losses | 84 | 0 | 84 | 0 | 0 | 0 | 0 | 0 | 0 | 84[3] |
| Transfers | 0 | 0 | 0 | 1 | (1) | (0) | 3 | 3 | (7) | (4) |
| Exchange rate changes | 37 | 1 | 38 | 49 | 15 | 17 | 18 | 99 | 63 | 200 |
| Balance as of December 31, 2014 | 240 | 3 | 243 | 976 | 243 | 343 | 781 | 2,343 | 1,248 | 3,835 |
| Amortization for the year | 0 | 0 | 0 | 87 | 44 | 36 | 45 | 212 | 499 | 710[4] |
| Changes in the group of consolidated companies | 0 | (3) | (3) | 0 | 0 | 0 | (1) | (1) | (3) | (7) |
| Disposals | 0 | 0 | 0 | 0 | 0 | 0 | (1) | (1) | 190 | 189 |
| Reclassifications from (to) "held for sale" | 0 | 0 | 0 | (25) | 0 | 0 | (4) | (29) | 0 | (29) |
| Impairment losses | 0 | 416 | 416 | 397 | 0 | 14 | 16 | 427 | 191 | 1,034[5] |
| Reversals of impairment losses | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Transfers | 0 | 0 | 0 | (0) | (1) | 0 | 28 | 27 | (24) | 3 |
| Exchange rate changes | 28 | 2 | 30 | 41 | 14 | 35 | 29 | 119 | 61 | 209 |
| Balance as of December 31, 2015 | 268 | 418 | 686 | 1,476 | 300 | 429 | 893 | 3,098 | 1,782 | 5,566 |
| **Carrying amount:** | | | | | | | | | | |
| As of December 31, 2014 | 711 | 438 | 1,149 | 553 | 645 | 377 | 243 | 1,818 | 2,466 | 5,433 |
| As of December 31, 2015 | 793 | 22 | 815 | 83 | 641 | 367 | 218 | 1,309 | 3,064 | 5,188 |

1 The € 582 million were included in general and administrative expenses.
2 Of which € 146 million were included in impairment of goodwill and other intangible assets, consisting of impairments of contract-based intangible assets (€ 117 million) and trade names (€ 29 million). Furthermore, € 48 million of impairments related to self-developed software, which were recorded in general and administrative expenses.
3 € 84 million were recorded as reversal of a prior year's impairment and are included under impairment of goodwill and other intangible assets.
4 The € 710 million were included in general and administrative expenses.
5 Of which € 843 million were included in impairment of goodwill and other intangible assets, consisting of impairments of unamortized trademark intangible assets (€ 416 million) as well as amortized customer-related (€ 397 million), contract-based (€ 14 million) and trademark (€ 16 million) intangible assets. Furthermore, € 191 million of impairments related to self-developed software, which were recorded in general and administrative expenses.

## Amortizing Intangible Assets

During 2015, the main changes in amortizing other intangible assets included additions to internally generated intangible assets of € 1.2 billion, which represent the capitalization of expenses incurred in conjunction with the Group's activities related to the development of own-used software. On the other hand and as a result of the reassessment of current platform software as well as software under construction, the Group recorded impairments of self-developed software of € 191 million. On April 27, 2015, Deutsche Bank announced its new strategic roadmap, in which the sale of Postbank is an integral part. The Group's further updating of its new Strategy 2020 constituted a triggering event upon which goodwill and all other non-financial assets included in the CGU PBC had to be tested for impairment. The valuation performed in the third quarter 2015 on the new strategic plan resulted in an impairment of the CGU PBC. After allocation of the impairment to fully write-off the PBC goodwill (€ 2.8 billion), an impairment loss of € 837 million related to other intangible assets within the CGU PBC was recognized, reflecting the change in strategic intent and the expected deconsolidation of Postbank. The impairment is based on a fair value less costs of disposal model (Level 3 of the fair value hierarchy). Of that impairment amount, € 427 million are related to amortizing intangible assets, mainly comprising write-offs of customer-related intangible assets (€ 397 million), BHW trademark intangibles (€ 16 million) and contract-based intangible assets (€ 14 million). The remainder was allocated to write-off the unamortizing Postbank trademark intangible asset (€ 410 million; see below).

In 2014, additions to internally generated intangible assets were € 962 million, which represent the capitalization of expenses incurred in conjunction with the Group's activities related to the development of own-used software. Impairments of € 146 million recorded on purchased other intangible assets were largely attributable to Maher Terminals LLC (NCOU; thereof € 116 million on lease rights ('contract-based') and € 29 million on trade mark ('software and others')), following the continued negative outlook for container and business volumes (please refer to 'Changes in Goodwill' in this Note for additional information on the valuation result of Maher Terminals LLC). The impairment of self-developed software of € 48 million was largely a result of the reassessment of current platform software under the OpEx Program.

Changes in amortizing other intangible assets recognized during 2013 mainly included additions of € 663 million to internally generated intangible assets. Impairments of € 83 million recorded on purchased other intangible assets were largely attributable to the commercial banking activities in the Netherlands (GTB), which had seen similar charges already in 2012. The impairment on self-developed software of € 43 million was largely a result of the reassessment of current platform software under the OpEx Program.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 41 "Insurance and Investment Contracts").

Useful lives of other amortized intangible assets by asset class

| | Useful lives in years |
|---|---|
| **Internally generated intangible assets:** | |
| Software | up to 10 |
| **Purchased intangible assets:** | |
| Customer-related intangible assets | up to 20 |
| Contract-based intangible assets | up to 23 |
| Value of business acquired | up to 30 |
| Other | up to 80 |

## Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-methodology.

Retail investment management agreements: These assets, amounting to € 793 million, relate to the Group's U.S. retail mutual fund business and are allocated to the Deutsche AWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

The recoverable amount of the asset of € 793 million was calculated as fair value less costs of disposal using the multi-period excess earnings method and the fair value measurement was categorized as level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast and the effective fee rate. The discount rates (cost of equity) applied in the calculation were 11.0 % in 2015 and 10.7 % in 2014. For 2015, the review of the valuation neither resulted in any impairment nor a reversal of prior impairments. In 2014, a reversal of impairment of € 84 million was recognized and recorded in impairment of goodwill and other intangible assets in the income statement, mainly due to a positive flows forecast on the back of a strengthening franchise, a favorable asset mix and a decrease in the discount rate. In 2013, neither an impairment nor write-up was recorded, as the valuation remained steady to prior year.

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU Deutsche AWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognized in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 410 million. The Sal. Oppenheim trademark was recognized at € 27 million. Since both trademarks were expected to generate cash flows for an indefinite period of time, they were classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. The recoverable amounts were calculated as the fair value less costs of disposal of the trademarks based on the income approach using the relief-from-royalty method. Reflecting the change in strategic intent and the expected deconsolidation of Postbank, the Postbank trademark (€ 410 million) was fully written off in the third quarter 2015. Following a review of the valuation model for the Sal. Oppenheim trademark, a write-down of € 6 million was recorded in the fourth quarter 2015.

# 26 – Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements | 0 | 0 |
| Trading assets, Derivatives, Financial assets designated at fair value through P&L | 0 | 0 |
| Financial assets available for sale | 0 | 0 |
| Loans | 28 | 0 |
| Property and equipment | 43 | 142 |
| Other assets | 3,420 | 38 |
| **Total assets classified as held for sale** | **3,491** | **180** |
| | | |
| Deposits, Central bank funds purchased and securities sold under resale agreements | 0 | 0 |
| Trading liabilities, Derivatives, Financial liabilities designated at fair value through P&L | 0 | 0 |
| Long-term debt | 0 | 0 |
| Other liabilities | 37 | 0 |
| **Total liabilities classified as held for sale** | **37** | **0** |

As of December 31, 2015 and December 31, 2014, unrealized net gains of € 662 million and € 0 million, respectively, relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).

## Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2015

In line with the Bank's strategic intent and by further progressing on the execution of Strategy 2020, Deutsche Bank announced on December 28, 2015 that it has agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited ("Hua Xia") to PICC Property and Casualty Company Limited for a consideration of RMB 23.0 billion to RMB 25.7 billion. The sale is subject to final price adjustments at closing (approximately € 3.2 billion to € 3.7 billion, based on December 2015 exchange rates). Accordingly, the investment of € 3.3 billion, which is held in the PBC corporate division, was reclassified to the held-for-sale category at year-end 2015. Prior to its reclassification, Hua Xia had been accounted for as an associate under the equity method of accounting. The revaluation of the equity method investment to its fair value (quoted market price less costs of disposal in an active market (level 1)) resulted in a partial reversal of € 162 million from the initial impairment amount of € 649 million recorded during the third quarter 2015. Accordingly, the net impairment of € 487 million was recorded in PBC and reported under net income (loss) from equity method investments. The agreement to sell the stake in Hua Xia combined with the share price development resulted in an overall net loss of € 697 million in total.

The reclassification of the investment to the held-for-sale category did not result in an impairment of the non-current asset. Along with the held-for-sale classification, accumulated other comprehensive income of € 662 million related to the investment has been reclassified within equity to unrealized net gains (losses) on assets classified as held for sale. The completion of the transaction, which is anticipated in the mid-year 2016, is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

Also in the fourth quarter 2015 and in line with the Bank's agenda to focus on strategic priorities, the Group announced that it has entered into a definitive asset purchase agreement to sell its U.S. Private Client Services unit ("PCS") of Deutsche AWM to Raymond James Financial, Inc. The reclassification of the PCS business to the held-for-sale category did not result in an impairment loss of the disposal group. The transaction is expected to close in the third quarter 2016.

In the first quarter 2015, the Group had classified its investment in the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals, a multi-user container terminal operator, as a disposal group held for sale within the Corporate Division Non-Core Operations Unit. Under the disposal transaction, DP World, a Dubai-based marine terminal operator, agreed to acquire 100 % of the Fairview Container Terminal for a consideration of € 391 million (CAD 580 million). Its classification as a disposal group held for sale did not result in an impairment loss. The sale was completed in the third quarter 2015.

## Disposals in 2015

| Division | Disposal | Financial impact[1] | Date of the disposal |
|---|---|---|---|
| Infrastructure | Piecemeal sale of parts of the Group's wholesale banking information technology (IT) infrastructure to Hewlett Packard. | None in 2015. | Second quarter 2015 |

[1] Impairment losses and reversals of impairment losses are included in Other income.

## Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2014

| Division | Non-current assets and disposal groups held for sale | Financial impact[1] | Additional information |
|---|---|---|---|
| Infrastructure | Designated sale of parts of the Group's wholesale banking information technology (IT) infrastructure to Hewlett Packard. | An impairment loss of € 11 million recorded in the fourth quarter 2014. | Second quarter 2015 |

[1] Impairment losses and reversals of impairment losses are included in Other income.

## Disposals in 2014

| Division | Disposal | Financial impact[1] | Date of the disposal |
|---|---|---|---|
| Non-Core Operations Unit | Sale of Nevada Property 1 LLC, a wholly owned subsidiary and owner of The Cosmopolitan of Las Vegas ("The Cosmopolitan"), a leading resort and casino, to Blackstone. Under the transaction, Blackstone acquired 100 % of The Cosmopolitan for a cash consideration of approximately € 1.4 billion (U.S.$ 1.73 billion). | An impairment loss of € 9 million recorded in the fourth quarter 2014. | Fourth quarter 2014 |
| Deutsche Asset & Wealth Management | Sale of part of the Group's Wealth Management business in the UK. | An impairment loss of € 9 million recorded in the first quarter 2014. | Third quarter 2014 |
| Private & Business Clients | Office building previously held as property and equipment. | None. | Second quarter 2014 |
| Non-Core Operations Unit | Sale of the Group's subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International ("RHJI"), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value. | None. | First quarter 2014 |
| Non-Core Operations Unit | Sale of office buildings previously held as investment property within other assets. | None. | First quarter 2014 |

[1] Impairment losses and reversals of impairment losses are included in Other income.

# 27 –
# Other Assets and Other Liabilities

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Other assets: | | |
| Brokerage and securities related receivables | | |
| Cash/margin receivables | 60,421 | 65,096 |
| Receivables from prime brokerage | 10,575 | 10,785 |
| Pending securities transactions past settlement date | 4,221 | 4,741 |
| Receivables from unsettled regular way trades | 19,722 | 34,432 |
| Total brokerage and securities related receivables | 94,939 | 115,054 |
| Accrued interest receivable | 2,649 | 2,791 |
| Assets held for sale | 3,491 | 180 |
| Other | 17,058 | 19,955 |
| Total other assets | 118,137 | 137,980 |

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Other liabilities: | | |
| Brokerage and securities related payables | | |
| Cash/margin payables | 71,161 | 70,558 |
| Payables from prime brokerage | 40,854 | 33,985 |
| Pending securities transactions past settlement date | 3,847 | 3,473 |
| Payables from unsettled regular way trades | 18,776 | 35,195 |
| Total brokerage and securities related payables | 134,637 | 143,210 |
| Accrued interest payable | 2,607 | 2,953 |
| Liabilities held for sale | 37 | 0 |
| Other | 37,725 | 37,659 |
| Total other liabilities | 175,005 | 183,823 |

For further details on the assets and liabilities held for sale please refer to Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

# 28 –
# Deposits

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Noninterest-bearing demand deposits | 192,010 | 160,733 |
| Interest-bearing deposits | | |
| Demand deposits | 153,559 | 144,172[1] |
| Time deposits | 124,196 | 124,347 |
| Savings deposits | 97,210 | 103,679[1] |
| Total interest-bearing deposits | 374,964 | 372,198 |
| Total deposits | 566,974 | 532,931 |

[1] Prior year numbers have been restated. Certain types of deposits were shifted from saving deposits to demand deposits, as they did not meet the characteristics of saving deposits.

# 29 – Provisions

### Movements by Class of Provisions

| in € m. | Home Savings Business | Operational Risk | Civil Litigations | Regulatory Enforcement | Re-structuring | Mortgage Repurchase Demands | Other[1] | Total |
|---|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2014 | 1,011 | 256 | 723 | 1,126 | 207 | 345 | 639 | 4,307 |
| Changes in the group of consolidated companies | 0 | 0 | 0 | 0 | 0 | 0 | (0) | 0 |
| New provisions | 211 | 303 | 337 | 1,409 | 154 | 411 | 609 | 3,434 |
| Amounts used | 104 | 50 | 257 | 0 | 195 | 45 | 194 | 845 |
| Unused amounts reversed | 3 | 110 | 59 | 150 | 52 | 88 | 189 | 651 |
| Effects from exchange rate fluctuations/ Unwind of discount | 35 | 23 | 17 | 63 | 6 | 46 | 14 | 204 |
| Transfers | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Balance as of December 31, 2014 | 1,150 | 422 | 761 | 2,448 | 120 | 669 | 880 | 6,450 |
| Changes in the group of consolidated companies | 0 | 0 | 0 | 0 | 0 | 0 | 2 | 2 |
| New provisions | 316 | 170 | 1,296 | 4,067 | 688 | 16 | 915 | 7,468 |
| Amounts used | 301 | 17 | 562 | 2,504 | 118 | 123 | 554 | 4,179 |
| Unused amounts reversed | 1 | 289 | 112 | 69 | 40 | 231 | 380 | 1,121 |
| Effects from exchange rate fluctuations/ Unwind of discount | (32) | 18 | 38 | 119 | 1 | 78 | 39 | 261 |
| Transfers | 0 | 12 | (4) | (13) | 4 | 0 | 21 | 20 |
| Balance as of December 31, 2015 | 1,132 | 315 | 1,418 | 4,048 | 656 | 409 | 922 | 8,900 |

[1] For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 20 "Allowance for Credit Losses", in which allowances for credit related off-balance sheet positions are disclosed.

## Classes of Provisions

**Home Savings** provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

**Operational** provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions. In the 2014 Financial Report, operational, civil litigation and regulatory enforcement provisions were presented in a single class of provisions entitled "Operational/Litigation".

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

**Civil Litigation** provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

**Regulatory Enforcement** provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self regulatory organizations or other enforcement authorities.

**Restructuring** provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 "Restructuring".

**Mortgage Repurchase Demands** provisions arise out of Deutsche Bank's U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank's U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank's general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of December 31, 2015, Deutsche Bank has approximately U.S.$ 2.4 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 445 million (€ 409 million) as of December 31, 2015. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 109 million (€ 100 million) as of December 31, 2015. The net provisions against these demands following deduction of such receivables were U.S.$ 336 million (€ 308 million) as of December 31, 2015.

As of December 31, 2015, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 7.2 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 93.0 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. This decision could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

**Other** provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank Co. Ltd.

## Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group's experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2015 and December 31, 2014 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of December 31, 2015, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.4 billion for civil litigation matters (December 31, 2014: € 1.2 billion) and € 1.0 billion for regulatory enforcement matters (December 31, 2014: € 0.8 billion). These figures include matters where the Group's potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group's potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

## Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

**Esch Funds Litigation.** Sal. Oppenheim jr. & Cie. AG & Co. KGaA ("Sal. Oppenheim") was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed in court or were settled to the effect that no further action will be taken, claims relating to investments of originally approximately € 500 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 640 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors' decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

**FX Investigations and Litigations.** Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the court's January 28, 2015 order. There are now three actions pending. The pending consolidated action is brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants' fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as "Last Look" and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Deutsche Bank has moved to dismiss the consolidated action and intends to move to dismiss the ERISA and Last Look actions in their entirety. The motion to dismiss in the Last Look case is due March 7, 2016, while there is no schedule yet for the ERISA action. Discovery has commenced in the consolidated and ERISA actions. Discovery has not yet commenced in the Last Look action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

**High Frequency Trading/Dark Pool Trading.** Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank's alternative trading system ("ATS" or "Dark Pool"), SuperX. The Bank is cooperating with these requests. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

**Interbank Offered Rates Matters.** *Regulatory Enforcement Matters.* Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission's investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank's provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. These fines have been paid in full and do not form part of the Bank's provisions, save for U.S.$150 million that is payable to the DOJ following the sentencing of DB Group Services (UK) Ltd. as described below. The agreements also contained provisions requiring various undertakings with respect to Deutsche Bank's benchmark rate submissions in the future, as well as provisions requiring the appointment of an independent corporate monitor. Deutsche Bank was also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. Deutsche Bank has made provision for a U.S.$ 150 million fine, which (subject to court approval) is expected to be paid by Deutsche Bank pursuant to the Plea Agreement within ten business days of when DB Group Services (UK) Ltd. is sentenced. (The U.S.$ 150 million fine is included in the U.S.$ 2.175 billion in total penalties referenced in the immediately preceding paragraph.) DB Group Services (UK) Ltd. currently has a sentencing date of October 7, 2016.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action. The Group has recorded a provision with respect to certain of the regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

*Overview of Civil Litigations.* Deutsche Bank is party to 47 civil actions concerning manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other banks. All but six of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, two actions concerning Pound Sterling (GBP) LIBOR and one action concerning Swiss franc (CHF) LIBOR.

With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the "U.S. dollar LIBOR MDL"). This U.S. dollar LIBOR MDL includes 33 actions against Deutsche Bank and others: ten class actions and 23 individual actions. One of these individual actions includes ten actions for which the plaintiffs submitted one consolidated complaint, and is therefore discussed here as one action. Six actions originally part of the U.S. dollar LIBOR MDL were dismissed and a consolidated appeal is pending in the U.S. Court of Appeals for the Second Circuit. Several other actions that are part of the U.S. dollar LIBOR MDL were dismissed in part and also are part of the consolidated appeal. There is one non-MDL class action concerning U.S. dollar LIBOR that was dismissed and for which an appeal is pending in the U.S. Court of Appeals for the Ninth Circuit.

Claims for damages for all 47 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the counterparty. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR MDL and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

*U.S. dollar LIBOR.* In three rulings between March 2013 and June 2014, the court in the U.S. dollar LIBOR MDL granted in part and denied in part motions to dismiss addressed to the six first-filed complaints (three class actions and three individual actions). The court issued decisions permitting certain CEA claims and state law contract and unjust enrichment claims to proceed, while dismissing certain CEA claims as time-barred and dismissing all of plaintiffs' federal and state law antitrust claims and claims asserted under RICO. This resulted in the dismissal of four cases in their entirety (one class action and three individual actions) and the partial dismissal of two cases (both class actions). One of the four cases dismissed in its entirety is being appealed as part of the consolidated appeal discussed below. In the other three cases dismissed in their entirety, the U.S. Court of Appeals for the Second Circuit denied plaintiffs' efforts to appeal as untimely, and in October 2015, the U.S. Supreme Court denied plaintiffs' petition to have it review the Second Circuit's denial. Separately, and prior to the Supreme Court's October 2015 denial, on February 10, 2015, the plaintiffs in those three cases filed a second notice of appeal, which defendants have moved to dismiss.

Various additional plaintiffs proceeding in their individual capacities have brought actions against Deutsche Bank. On August 4, 2015, the court issued an opinion concerning some of the 23 individual actions consolidated in the U.S. dollar LIBOR MDL. Deutsche Bank is a defendant in 17 of those cases. Several claims have been dismissed against certain parties, including a subsidiary of Deutsche Bank, based on lack of jurisdiction. Other claims were dismissed against all parties, including claims for antitrust, RICO, conspiracy, consumer protection, unfair business practices, and state law claims for injunctive and equitable relief. Contract, fraud and other tort claims from certain counterparties with whom Deutsche Bank had direct dealings remain pending against Deutsche Bank. For some claims, the court described legal principles and directed the parties in the first instance to attempt to reach agreement on which claims survive. On January 21, 2016, the parties filed a response to the court's request.

Some of the plaintiffs in these individual actions were permitted by the lower court to pursue appeals on their federal antitrust claims. These plaintiffs, along with plaintiffs in one of the first-filed class actions discussed above, are pursuing appeals to the U.S. Court of Appeals for the Second Circuit. Also part of the consolidated appeal are two class actions involving only federal antitrust claims, which were dismissed upon the plaintiffs' request so that they could become part of the appeal. The Second Circuit granted a motion by defendants to consolidate these appeals, and briefing was completed on August 17, 2015. Oral argument was held on November 13, 2015. Certain other class actions with federal antitrust claims are stayed pending resolution of this appeal.

Plaintiffs representing putative classes of homeowners and lenders also have brought actions against Deutsche Bank, which have been consolidated in the U.S. dollar LIBOR MDL. On November 3, 2015, the court issued an opinion dismissing all lender plaintiffs' claims except those by one plaintiff. The court ordered the parties to confer in the first instance to discuss which claims in the action are within the court's jurisdiction. The court also dismissed all claims by homeowner plaintiffs for lack of jurisdiction. On November 17, 2015, the lender plaintiffs filed an amended complaint and an accompanying letter regarding additional amendments. Defendants opposed the filings.

Plaintiffs representing a putative class of plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR (the "exchange-based plaintiffs") also have brought an action against Deutsche Bank, which has been consolidated in the U.S. dollar LIBOR MDL. On June 29, 2015, the exchange-based plaintiffs requested leave to move to amend their complaint to include new allegations relating to Deutsche Bank's April 23, 2015 IBOR settlements with the DOJ, CFTC, NYSDFS, and FCA. The proposed amended complaint also would add two Deutsche Bank subsidiaries, DB Group Services (UK) Ltd. and Deutsche Bank Securities Inc., as named defendants. In December 2015, several defendants, including Deutsche Bank, opposed the proposed amendments. On October 29, 2015, the court denied a request by the exchange-based plaintiffs for leave to file a motion to reconsider aspects of its earlier opinions, and denied their request for certification of an interlocutory appeal. On November 3, 2015, the court issued an opinion regarding defendants' motion to dismiss exchange-based plaintiffs' claims for lack of jurisdiction, but ordered the parties to confer in the first instance to discuss which claims survive on jurisdiction grounds. This ruling does not bear directly on exchange-based plaintiffs' proposed amended complaint. Discovery is ongoing.

Plaintiffs representing a putative class of plaintiffs who allegedly transacted in U.S. dollar LIBOR-referencing over-the-counter financial instruments (the "OTC plaintiffs") filed a proposed third amended complaint on November 23, 2015. Defendants opposed plaintiffs' proposed amendments on December 18, 2015.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY, outside of the U.S. dollar LIBOR MDL, has granted defendants' motions to dismiss. The plaintiff has filed a motion to amend its complaint, which is pending.

Deutsche Bank also was named as a defendant in a civil action in the Central District of California concerning U.S. dollar LIBOR. The court granted Deutsche Bank's motion to dismiss. The plaintiff is currently pursuing an appeal to the U.S. Court of Appeals for the Ninth Circuit, and briefing was completed on January 8, 2016.

*Yen LIBOR and Euroyen TIBOR.* A putative class action was filed in the SDNY against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 31, 2015, the court denied in part and granted in part a motion by the plaintiff to amend his complaint. The court denied plaintiff's requests to assert RICO claims against Deutsche Bank and to add two new named plaintiffs. On December 18, 2015, plaintiff served a third amended complaint. On January 8, 2016, the court struck the third amended complaint as going beyond the amendments the court authorized in its March 31, 2015 decision. On January 28, 2016, plaintiffs requested permission to file a new proposed third amended complaint. Defendants opposed this request on February 18, 2016.

A second putative class action alleging manipulation of Yen LIBOR and Euroyen TIBOR and naming Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., as defendants, along with other banks and inter-dealer brokers, was filed in the SDNY on July 24, 2015. On December 18, 2015, plaintiffs served an amended complaint. Motions to dismiss the complaint were filed on February 1, 2016.

*EURIBOR.* Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., are also named as defendants in a putative class action concerning the alleged manipulation of EURIBOR, pending in the SDNY. A motion to dismiss plaintiffs' further amended complaint was filed in October 2015 and is pending.

*Pound Sterling (GBP) LIBOR.* On May 6, 2015, Deutsche Bank was named as a defendant in a putative class action in the SDNY concerning the alleged manipulation of Pound Sterling (GBP) LIBOR. Defendants' motions to dismiss were filed on November 13, 2015.

On January 21, 2016, Deutsche Bank was named as a defendant in an additional putative class action in the SDNY concerning the alleged manipulation of Pound Sterling (GBP) LIBOR. On February 11, 2016, the court consolidated these two actions.

*Swiss Franc (CHF) LIBOR.* On June 19, 2015, Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., were named as defendants in a putative class action in the SDNY concerning the alleged manipulation of Swiss Franc (CHF) LIBOR. Motions to dismiss were filed in August 2015 and are pending.

**Kaupthing CLN Claims.** In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law clawback claims for approximately € 509 million (plus interest calculated on a damages rate basis and penalty rate basis) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes ("CLNs"), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles ("SPVs") in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed a defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs are also claiming approximately € 509 million (plus interest), although the amount of that interest claim is less than in Iceland. Deutsche Bank has filed a defense in these proceedings and continues to defend them. The SPVs' claims are not expected to increase Deutsche Bank's overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

**Kirch.** The public prosecutor's office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board member Jürgen Fitschen. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank's Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch's (and his companies') inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The main investigation involving Mr. Fitschen and several former Management Board members has been concluded and an indictment against all accused was filed on August 6, 2014. Trial started on April 28, 2015 and court dates are currently scheduled until April 2016, generally one day per week. The court ordered the secondary participation of Deutsche Bank AG, which could result in the imposition of a monetary fine on the Bank.

The investigation involving former Management Board member Dr. Stephan Leithner is ongoing.

The allegations of the public prosecutors are that Mr. Fitschen and former Management Board member Dr. Stephan Leithner failed to correct in a timely manner factual statements made by Deutsche Bank's litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The indictment of Mr. Fitschen and the ongoing investigation of Dr. Leithner are based on the allegation that (unlike the other Management Board members) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding other former Management Board members is based on the allegation that they gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of Deutsche Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor's office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

**KOSPI Index Unwind Matters.** Following the decline of the Korea Composite Stock Price Index 200 (the "KOSPI 200") in the closing auction on November 11, 2010 by approximately 2.7 %, the Korean Financial Supervisory Service ("FSS") commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS' findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor's Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank's subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK's business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor's Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict is subject to appeal by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 80 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

**Mortgage-Related and Asset-Backed Securities Matters and Investigation.** *Regulatory and Governmental Matters.* Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as "Deutsche Bank"), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. The Group has recorded provisions with respect to some of the regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Deutsche Bank was named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. This matter was settled in the fourth quarter of 2015 for an amount that was not material to Deutsche Bank.

*Issuer and Underwriter Civil Litigation.* Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Deutsche Bank was a defendant in putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of U.S.$ 340 million. Deutsche Bank's portion of the settlement is not material to it. On March 25, 2015, Pacific Investment Management Company, LLC (PIMCO) filed a notice of appeal of the court's February 23, 2015 order, but withdrew the appeal on June 11, 2015.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. On February 5, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. On March 9, 2015, the lead plaintiff filed its third amended complaint pursuant to the court's February 5, 2015 order. Discovery in the action is ongoing.

Deutsche Bank currently is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including: (1) Aozora Bank, Ltd. (alleging U.S.$ 61 million in damages attributable to Deutsche Bank); (2) the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (in one of two separate actions, alleging no less than U.S.$ 189 million in damages in the aggregate against all defendants), (b) Franklin Bank S.S.B. and Guaranty Bank (alleging no less than U.S.$ 901 million in damages in the aggregate against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (in one of two separate actions, alleging no less than U.S.$ 66 million in damages in the aggregate against all defendants); (3) the Federal Home Loan Bank of San Francisco; (4) Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG); and (5) Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank). Unless otherwise indicated, the complaints in these matters did not specify the damages sought.

On January 14, 2015, the court granted Deutsche Bank's motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO, Ltd. On March 31, 2015, the court denied Aozora Bank, Ltd.'s motion to reargue, or, in the alternative, to file an amended complaint. On April 29, 2015, Aozora Bank, Ltd. filed a notice of appeal and the appeal commenced on October 5, 2015. The appeal is pending. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank, Ltd. On October 14, 2015, the court granted in part and denied in part defendants' motions to dismiss the complaint. On October 30, 2015, defendants filed notices of appeal. Discovery has not yet commenced.

In 2012, the FDIC, as receiver for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank, commenced several actions in different federal courts asserting claims under Sections 11 and 12(a)(2) of the Securities Act of 1933, as well as Article 581-33 of the Texas Securities Act, against several underwriters, including Deutsche Bank. Each of these actions has been dismissed as time-barred. The FDIC has appealed these rulings to the Second, Fifth and Ninth Circuits Courts of Appeal. The appeals in the Second and Ninth Circuits Courts of Appeal are pending. On August 10, 2015, the Court of Appeals for the Fifth Circuit reversed the district court's dismissal of the FDIC's claims as time-barred. On August 24, 2015, Deutsche Bank and the other defendants filed a petition for rehearing en banc in that action. On September 11, 2015, the Court of Appeals for the Fifth Circuit denied that petition. On December 10, 2015, Deutsche Bank and other defendants filed a petition for a writ of *certiorari* to the United States Supreme Court challenging the Court of Appeals for the Fifth Circuit's reversal of the district court's dismissal of the case.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank's understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. No specific damages are alleged in the complaint. The case is in discovery.

Residential Funding Company has brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 8, 2015, the court denied Deutsche Bank's motion to dismiss certain of the claims. Also on June 8, 2015, Deutsche Bank moved to dismiss other claims. On September 29, 2015, the court denied Deutsche Bank's second motion to dismiss. Discovery is ongoing.

On December 19, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Countrywide. Deutsche Bank's understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank was a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide. On July 22, 2015, Deutsche Bank and Mass Mutual Life Insurance Company entered into a settlement agreement to resolve all pending claims against Deutsche Bank. On August 11, 2015, Deutsche Bank paid the settlement amount and on August 15, 2015, the court dismissed the actions. The economic impact of the settlement was not material to Deutsche Bank.

On April 20, 2011, the Federal Home Loan Bank of Boston filed a complaint against dozens of entities, including Deutsche Bank, alleging a variety of claims under the Massachusetts Uniform Securities Act and various other Massachusetts statutory and common laws. The complaint did not specify the amount of damages sought. On October 16, 2015, the parties signed a settlement agreement to resolve the matter. On October 27, 2015, the Federal Home Loan Bank of Boston filed a stipulation of voluntary dismissal with prejudice. The financial terms of the settlement are not material to Deutsche Bank.

On September 22, 2015, Deutsche Bank and the Federal Home Loan Bank of Des Moines, as successor to the Federal Home Loan Bank of Seattle, executed a settlement agreement resolving all claims related to the single bond at issue. On October 12, 2015, the court entered the parties' stipulation dismissing the matter. The financial terms of the settlement are not material to Deutsche Bank.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed investments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. After receiving approval from a majority of certificate holders, on July 13, 2015, HSBC executed the settlement agreements, and on July 27, 2015, the actions were dismissed. A substantial portion of the settlement funds were paid by a non-party to the litigation. The net economic impact of the settlements was not material to Deutsche Bank. On June 17, 2015, the court granted defendants' motion to dismiss the RMBS-related claims brought by Commerzbank AG against Deutsche Bank and several other financial institutions. Commerzbank AG filed a notice to appeal on July 24, 2015, but withdrew that appeal on August 17, 2015.

In March 2012, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC brought an action in New York state court against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The complaint did not specify the amount of damages sought. On May 13, 2013, the court denied Deutsche Bank's motion to dismiss the action as time-barred. On December 19, 2013, the appellate court reversed the lower court's decision and dismissed the case. On June 11, 2015, the New York Court of Appeals affirmed the appellate court's dismissal of the case. The court found that plaintiff's cause of action accrued more than six years before the filing of the complaint and was therefore barred by the statute of limitations.

Deutsche Bank was named as a defendant in a lawsuit filed by Sealink Funding Ltd., an entity established as part of the bailout of Sachsen Landesbank to function as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries. In the third and fourth quarters of 2015, Sealink Funding Ltd. unsuccessfully appealed an order dismissing its claims against Morgan Stanley in another similar action for lack of standing. In denying Sealink Funding Ltd.'s appeal, the appellate court found that the sales and purchase agreements through which Sealink Funding Ltd. acquired the at-issue securities did not validly transfer tort claims. The appellate court's decision was dispositive of Sealink Funding Ltd.'s claims against Deutsche Bank, as Sealink Funding Ltd. acquired the at-issue securities in the Deutsche Bank action through the same sales and purchase agreements involved in the Morgan Stanley case. On December 21, 2015, Sealink Funding Ltd. voluntarily dismissed its claims with prejudice.

Deutsche Bank was a defendant in a civil action brought by Texas County & District Retirement System alleging fraud and other common law claims in connection with Texas County & District Retirement System's purchase of four RMBS bonds underwritten by Deutsche Bank. On November 18, 2015, Deutsche Bank and Texas County & District Retirement System reached an agreement to settle the latter's claims against Deutsche Bank. On December 3, 2015, the district court entered an order dismissing the action with prejudice. The financial terms of the settlement are not material to Deutsche Bank.

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On January 25, 2016, the Charles Schwab Corporation filed a request for dismissal with prejudice as to Deutsche Bank Securities Inc.

Deutsche Bank was named as a defendant in a FINRA arbitration brought by the Knights of Columbus ("Knights") alleging fraud, negligence, violation of state securities law, and violations of industry rules and practice in connection with six third-party offerings underwritten by Deutsche Bank. On February 22, 2016, Deutsche Bank and Knights executed an agreement to settle the matter. The financial terms of the settlement are not material to Deutsche Bank.

Deutsche Bank and Amherst Advisory & Management LLC (Amherst) reached an agreement on February 12, 2016 to propose settlement agreements to HSBC Bank USA, National Association (HSBC) to resolve breach of contract actions relating to five RMBS trusts. Pursuant to the agreements with Amherst, on February 17, 2016 Amherst requested that HSBC conduct a vote of certificateholders for each of the trusts concerning the approval or rejection of the proposed settlements. A substantial portion of the settlement funds that would be paid by Deutsche Bank with respect to one of the five trusts, if the proposed settlement is consummated as to that trust, would be reimbursed by a non-party to that litigation. The net economic impact of the settlements was already reflected in prior periods.

On February 3, 2016, Lehman Brothers Holding, Inc. instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. No specific damages are alleged in the complaint. The time to respond to the complaint has not yet expired.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Trustee Civil Litigation. Deutsche Bank National Trust Company ("DBNTC") and Deutsche Bank Trust Company Americas ("DBTCA") have been sued by investors in civil litigation concerning their role as trustees of certain RMBS trusts.

On June 18, 2014, a group of investors, including funds managed by Blackrock Advisors, LLC, PIMCO-Advisors, L.P., and others, filed a derivative action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA's alleged failure to perform their duties as trustees for the trusts. Plaintiffs subsequently dismissed their state court complaint and filed a derivative and class action complaint in the U.S. District Court for the Southern District of New York on behalf of and for the benefit of 564 private-label RMBS trusts, which substantially overlapped with the trusts at issue in the state court action. The complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 89.4 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC and DBTCA filed a motion to dismiss, and on January 19, 2016, the court partially granted the motion on procedural grounds: as to the 500 trusts that are governed by Pooling and Servicing Agreements, the court declined to exercise jurisdiction. The court did not rule on substantive defenses asserted in the motion to dismiss. The court further ordered plaintiffs to file an amended complaint consistent with its ruling as to the remaining 64 trusts governed by indentures. DBNTC and DBTCA will have an opportunity to file new defensive motions with respect to the amended complaint after it is filed.

On June 18, 2014, Royal Park Investments SA/NV filed a class and derivative action complaint on behalf of investors in ten RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC's alleged failure to perform its duties as trustee for the trusts. Royal Park's complaint alleges that the total realized losses of the ten trusts amount to over U.S.$ 3.1 billion, but does not allege damages in a sum certain. On February 3, 2016, the court granted in part and dismissed in part plaintiffs' claims: the court dismissed plaintiff's TIA claim and its derivative theory and denied DBNTC's motion to dismiss the breach of contract and breach of trust claims. Discovery is ongoing.

On November 7, 2014, the National Credit Union Administration Board ("NCUA"), as an investor in 121 RMBS trusts, filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of those trusts, alleging violations of the TIA and the New York Streit Act for DBNTC's alleged failure to perform certain purported statutory and contractual duties. On March 5, 2015, NCUA amended its complaint to assert claims as an investor in 97 of the 121 RMBS trusts that were the subject of its first complaint. The amended complaint alleges violations of the TIA and Streit Act, as well as breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith. NCUA's complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 17.2 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC filed a motion to dismiss that is fully briefed but not yet decided. Discovery is stayed.

On December 23, 2014, certain CDOs (collectively, "Phoenix Light SF Limited") that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, and negligent misrepresentation, based on DBNTC's alleged failure to perform its duties as trustee for the trusts. On April 10, 2015, the CDOs filed an amended complaint relating to an additional 34 trusts (for a total of 55 trusts) and amended their complaint for a second time on July 15, 2015 to include additional allegations. The CDOs allege that DBNTC is liable for over U.S.$ 527 million of damages. DBNTC filed a motion to dismiss that is fully briefed but not yet decided. Discovery is stayed. On February 2, 2016, the court entered a stipulation signed by the parties to dismiss with prejudice claims relating to four of the 55 trusts.

On March 24, 2015, the Western and Southern Life Insurance Company and five related entities (collectively "Western & Southern"), as investors in 18 RMBS trusts, filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against DBNTC as trustee for 12 of those trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith and fair dealing, based on DBNTC's alleged failure to perform its duties as trustee for the trusts. Western & Southern alleges that it purchased certificates of the trusts with a face value of more than U.S.$ 220 million and that the trusts at issue have suffered total realized collateral losses of U.S.$ 1 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC filed a motion to dismiss based upon lack of personal jurisdiction and forum non conveniens; a motion to stay the case pending the resolution of similar actions in New York against DBNTC; and a motion to sever the claims against DBNTC from those against its co-defendant. On November 5, 2015, the Court denied DBNTC's motion to dismiss and motion to stay the case but granted DBNTC's motion to sever. After DBNTC's first motion to dismiss was decided, DBNTC filed another motion to dismiss, this time for failure to state a claim. Discovery is ongoing.

On December 23, 2015, Commerzbank AG ("Commerzbank"), as an investor in 50 RMBS trusts, filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violations of the TIA and New York's Streit Act, breach of contract, breach of fiduciary duty, negligence, and breach of the covenant of good faith, based on DBNTC's alleged failure to perform its duties as trustee for the trusts. Commerzbank alleges that DBNTC caused it to suffer "hundreds of millions of dollars in losses," but the complaint does not include a demand for money damages in a sum certain. This case and the Phoenix Light case were assigned to the same judge. The judge stayed this case until after he adjudicates DBNTC's motion to dismiss in the

Phoenix Light action, at which time Commerzbank will be given an opportunity to amend its complaint. Discovery has not yet commenced.

On December 30, 2015, IKB International, S.A. in Liquidation and IKB Deutsche Industriebank A.G. (collectively, "IKB"), as an investor in 37 RMBS trusts, filed a summons with notice in the Supreme Court of the State of New York, New York County, against DBNTC and DBTCA as trustees of the trusts. It appears that IKB may assert claims for violation of the TIA, violation of New York's Streit Act, breach of contract, fraud, fraudulent and negligent misrepresentation, breach of fiduciary duty, negligence, and unjust enrichment. IKB appears to allege that DBNTC and DBTCA are liable for over U.S.$ 274 million of damages. Discovery has not yet commenced.

The Group believes a contingent liability exists with respect to these seven cases, but at present the amount of the contingent liability is not reliably estimable.

**Precious Metals Investigations and Litigations.** Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank's historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is also named as a defendant in several putative class action complaints, which have been consolidated in two lawsuits pending in the U. S. District Court for the Southern District of New York. The U.S. suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act, and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. The U.S. class action complaints are in the early stages. Deutsche Bank has filed motions to dismiss the U.S. complaints, which are still pending. In addition, Deutsche Bank has been named as a defendant in a Canadian class action proceeding in the Ontario Superior Court of Justice concerning gold. The Ontario statement of claim was issued on January 15, 2016, and plaintiffs seek damages for alleged violations of the Canadian Competition Act as well as other causes of action.

The Group has recorded provisions with respect to certain of these matters. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to others of these matters or any contingent liability with respect to any of these matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

**Referral Hiring Practices Investigations.** Certain regulators are investigating, among other things, Deutsche Bank's compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank's hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

**Russia/UK Equities Trading Investigation.** Deutsche Bank is investigating the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank's internal investigation of potential violations of law, regulation and policy and into the related internal control environment remains ongoing; to date it has identified certain violations of Deutsche Bank's policies and deficiencies in Deutsche Bank's control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

**U.S. Embargoes-Related Matters.** Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies remain ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

**U.S. Treasury Securities Investigations and Litigations.** Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank Securities Inc. has been named as a defendant in several putative class action complaints filed in the U.S. District Courts for the Southern District of New York, the Northern District of Illinois, the Southern District of Alabama, and the District of the Virgin Islands alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages. The Judicial Panel on Multidistrict Litigation has centralized these cases in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

# 30 – Credit related Commitments and Contingent Liabilities

## Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party's failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group's irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

**Irrevocable lending commitments and lending related contingent liabilities**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Irrevocable lending commitments | 174,549 | 154,446 |
| Contingent liabilities | 57,325 | 62,087 |
| Total | 231,874 | 216,533 |

## Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short-/medium-term Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany or by the Korean Export Credit Agencies (Korea Trade Insurance Corporation and The Export-Import Bank of Korea) acting on behalf of the Republic of Korea.

## Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD) amounted to € 160.2 million as of December 2015.

# 31 – Other Short-Term Borrowings

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Other short-term borrowings: | | |
| Commercial paper | 9,327 | 14,787 |
| Other | 18,683 | 28,144 |
| **Total other short-term borrowings** | **28,010** | **42,931** |

# 32 – Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

| in € m. | Due in 2016 | Due in 2017 | Due in 2018 | Due in 2019 | Due in 2020 | Due after 2020 | Total Dec 31, 2015 | Total Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| Senior debt: | | | | | | | | |
| Bonds and notes: | | | | | | | | |
| Fixed rate | 16,545 | 18,293 | 9,090 | 8,031 | 8,781 | 25,515 | 86,255 | 84,795 |
| Floating rate | 7,310 | 6,408 | 3,847 | 6,410 | 3,903 | 11,085 | 38,963 | 34,651 |
| Subordinated debt: | | | | | | | | |
| Bonds and notes: | | | | | | | | |
| Fixed rate | 500 | 0 | 70 | 28 | 1,146 | 2,858 | 4,602 | 2,689 |
| Floating rate | 368 | 0 | 50 | 20 | 0 | 1,373 | 1,811 | 2,358 |
| Other | 1,404 | 15,100 | 2,129 | 1,042 | 889 | 7,821 | 28,385 | 20,344 |
| Total long-term debt | 26,129 | 39,801 | 15,186 | 15,530 | 14,719 | 48,652 | 160,016 | 144,837 |

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2015 and 2014.

Trust Preferred Securities[1]

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Fixed rate | 6,067 | 8,662 |
| Floating rate | 953 | 1,912 |
| **Total trust preferred securities** | **7,020** | **10,573** |

[1] Perpetual instruments, redeemable at specific future dates at the Group's option.

# 33 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

| | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|
| in € m. | On demand | Due within 3 months | Due between 3 and 12 months | Due between 1 and 5 years | Due after 5 years |
| Noninterest bearing deposits | 192,010 | 0 | 0 | 0 | 0 |
| Interest bearing deposits | 153,788 | 156,710 | 42,680 | 15,382 | 12,004 |
| Trading liabilities[1] | 52,303 | 0 | 0 | 0 | 0 |
| Negative market values from derivative financial instruments[1] | 494,076 | 0 | 0 | 0 | 0 |
| Financial liabilities designated at fair value through profit or loss | 18,450 | 25,067 | 3,964 | 4,357 | 5,985 |
| Investment contract liabilities[2] | 0 | 104 | 873 | 1,701 | 5,843 |
| Negative market values from derivative financial instruments qualifying for hedge accounting[3] | 0 | 556 | 918 | 1,908 | 2,983 |
| Central bank funds purchased | 574 | 0 | 0 | 0 | 0 |
| Securities sold under repurchase agreements | 7,498 | 1,919 | 519 | 0 | 0 |
| Securities loaned | 2,818 | 16 | 0 | 1 | 414 |
| Other short-term borrowings | 17,782 | 2,771 | 6,865 | 0 | 0 |
| Long-term debt | 62 | 16,834 | 12,414 | 92,914 | 52,169 |
| Trust preferred securities | 0 | 831 | 628 | 5,772 | 1,285 |
| Other financial liabilities | 146,684 | 3,791 | 456 | 361 | 36 |
| Off-balance sheet loan commitments | 166,236 | 0 | 0 | 0 | 0 |
| Financial guarantees | 19,828 | 0 | 0 | 0 | 0 |
| Total[4] | 1,272,109 | 208,600 | 69,317 | 122,396 | 80,719 |

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which Group's management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 "Insurance and Investment Contracts" for more detail on these contracts.
3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
4 The balances in the table do not agree to the numbers in the Group's balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

| | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|
| in € m. | On demand | Due within 3 months | Due between 3 and 12 months | Due between 1 and 5 years | Due after 5 years |
| Noninterest bearing deposits | 160,733 | 0 | 0 | 0 | 0 |
| Interest bearing deposits | 138,030 | 160,290 | 51,183 | 13,855 | 12,503 |
| Trading liabilities[1] | 41,843 | 0 | 0 | 0 | 0 |
| Negative market values from derivative financial instruments[1] | 610,202 | 0 | 0 | 0 | 0 |
| Financial liabilities designated at fair value through profit or loss | 29,752 | 12,543 | 4,292 | 3,947 | 6,696 |
| Investment contract liabilities[2] | 0 | 91 | 847 | 1,586 | 5,999 |
| Negative market values from derivative financial instruments qualifying for hedge accounting[3] | 0 | 282 | 636 | 1,543 | 2,602 |
| Central bank funds purchased | 986 | 0 | 0 | 0 | 0 |
| Securities sold under repurchase agreements | 3,696 | 4,964 | 2,007 | 0 | 0 |
| Securities loaned | 1,961 | 26 | 0 | 0 | 363 |
| Other short-term borrowings | 26,633 | 8,035 | 8,832 | 0 | 0 |
| Long-term debt | 543 | 6,597 | 21,983 | 83,529 | 51,855 |
| Trust preferred securities | 0 | 4,183 | 1,396 | 6,440 | 251 |
| Other financial liabilities | 155,066 | 4,011 | 477 | 372 | 23 |
| Off-balance sheet loan commitments | 139,342 | 0 | 0 | 0 | 0 |
| Financial guarantees | 22,344 | 0 | 0 | 0 | 0 |
| Total[4] | 1,331,132 | 201,023 | 91,653 | 111,271 | 80,292 |

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which Group's management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods..

2 These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 41 "Insurance and Investment Contracts" for more detail on these contracts.

3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

4 The balances in the table do not agree to the numbers in the Group's balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

# Additional Notes

## 34 –
## Common Shares

### Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

| Number of shares | Issued and fully paid | Treasury shares | Outstanding |
|---|---|---|---|
| Common shares, January 1, 2014 | 1,019,499,640 | (171,904) | 1,019,327,736 |
| Shares issued under share-based compensation plans | 0 | 0 | 0 |
| Capital increase | 359,773,491 | 0 | 359,773,491 |
| Shares purchased for treasury | 0 | (310,846,161) | (310,846,161) |
| Shares sold or distributed from treasury | 0 | 310,757,883 | 310,757,883 |
| Common shares, December 31, 2014 | 1,379,273,131 | (260,182) | 1,379,012,949 |
| Shares issued under share-based compensation plans | 0 | 0 | 0 |
| Capital increase | 0 | 0 | 0 |
| Shares purchased for treasury | 0 | (326,647,008) | (326,647,008) |
| Shares sold or distributed from treasury | 0 | 326,532,326 | 326,532,326 |
| Common shares, December 31, 2015 | 1,379,273,131 | (374,864) | 1,378,898,267 |

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for future share-based compensation.

### Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2015, Deutsche Bank AG had authorized but unissued capital of € 1,760,000,000 which may be issued in whole or in part until April 30, 2020. Further details are governed by Section 4 of the Articles of Association.

| Authorized capital | Consideration | Pre-emptive rights | Expiration date |
|---|---|---|---|
| € 352,000,000 | Cash or noncash | May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act | April 30, 2020 |
| € 1,408,000,000 | Cash | May be excluded insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company (see Articles of Association Section 4) | April 30, 2020 |

## Conditional Capital

The Management Board is authorized to issue once or more than once, participatory notes that are linked with conversion rights or option rights and/or convertible bonds and/or bonds with warrants. The participatory notes, convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

| Contingent capital | Expiration date for the issuance of conversion and/or option rights |
|---|---|
| € 230,400,000 | April 30, 2017 |
| € 256,000,000 | April 30, 2019 |

## Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2015, 2014 and 2013, respectively.

| | 2015 (proposed) | 2014 | 2013 |
|---|---|---|---|
| Cash dividends declared (in € m.)[1] | 0 | 1,034 | 765 |
| Cash dividends declared per common share (in €) | 0.00 | 0.75 | 0.75 |

[1] Cash dividend for 2015 is based on the number of shares issued as of December 31, 2015.

No dividends have been declared since the balance sheet date.

# 35 – Employee Benefits

## Share-Based Compensation Plans

The Group made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

The following table sets forth the basic terms of these share plans.

| Grant year(s) | Deutsch Bank Equity Plan | Vesting schedule | Early retirement provisions | Eligibility |
|---|---|---|---|---|
| 2015/ 2014/ 2013 | Annual Award | 1/3: 12 months[1]<br>1/3: 24 months[1]<br>1/3: 36 months[1] | Yes | Select employees as annual retention |
| | | Or cliff vesting after 54 months[1] | Yes[2] | Members of Management Board or of Senior Management Group |
| | Retention/New Hire | Individual specification | Yes | Select employees to attract and retain the best talent |
| | Annual Award – Upfront | Vesting immediately at grant[3] | No | Regulated employees |
| 2012/ 2011 | Annual Award | 1/3: 12 months[4]<br>1/3: 24 months[4]<br>1/3: 36 months[4] | Yes | Select employees as annual retention |
| | Retention/New Hire | Individual specification | Yes | Select employees to attract and retain the best talent |
| | Annual Award – Upfront | Vesting immediately at grant[3] | No | Regulated employees |
| 2010 | Annual Award | Graded vesting in nine equal tranches between 12 months and 45 months | Yes | Select employees as annual retention |
| | | Or cliff vesting after 54 months | Yes | Select employees as annual retention |
| | Retention/New Hire | Individual specification | No | Select employees to attract and retain the best talent |

1 For members of the Management Board or of the Senior Management Group and all other regulated employees a further retention period of six months applies.
2 Early retirement provisions do not apply to members of the Management Board.
3 For members of the Management Board share delivery after a retention period of three years. For all other regulated employees share delivery after a retention period of six months.
4 For members of the Management Board a different schedule applies. For all other regulated employees share delivery after a further retention period of six months.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan ("GSPP"). The GSPP offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the bank matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, about 19,000 staff from 28 countries enrolled in the seventh cycle that began in November 2015.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

The following table shows the outstanding share award units as of the respective dates, which represent a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan.

| | Share units (in thousands) | Weighted-average grant date fair value per unit |
|---|---|---|
| Balance as of December 31, 2013 | 51,291 | € 33.61 |
| Balance as of December 31, 2014 | 52,449 | € 31.60 |
| Balance as of December 31, 2015 | 53,651 | € 28.18 |

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 19 million, € 21 million and € 32 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the grant volume of outstanding share awards was approximately € 1.5 billion. Thereof, € 1.0 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.5 billion as of December 31, 2015.

In addition to the amounts shown in the table above, approximately 5.4 million shares were issued to plan participants in February 2016, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.2 million units under the cash plan variant of this DB Equity Plan).

# Post-employment Benefit Plans

## Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group's plans are accounted for based on the nature and substance of the plan. Generally, for defined benefit plans the value of a participant's accrued benefit is based on each employee's remuneration and length of service; contributions to defined contribution plans are typically based on a percentage of each employee's remuneration. The rest of this note focuses predominantly on the Group's defined benefit plans.

The Group's defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to a certain extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group's obligations.

| | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|
| in € m. | Germany | UK | U.S. | Other | Total |
| Defined benefit obligation related to | | | | | |
| Active plan participants | 4,352 | 796 | 436 | 845 | 6,429 |
| Participants in deferred status | 1,883 | 2,350 | 538 | 196 | 4,967 |
| Participants in payment status | 4,548 | 1,177 | 533 | 300 | 6,558 |
| Total defined benefit obligation | 10,783 | 4,323 | 1,507 | 1,341 | 17,954 |
| Fair value of plan assets | 10,371 | 5,322 | 1,182 | 1,210 | 18,085 |
| Funding ratio (in %) | 96 | 123 | 78 | 90 | 101 |

| | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|
| in € m. | Germany | UK | U.S. | Other | Total |
| Defined benefit obligation related to | | | | | |
| Active plan participants | 4,611 | 813 | 405 | 780 | 6,609 |
| Participants in deferred status | 1,983 | 2,266 | 478 | 195 | 4,922 |
| Participants in payment status | 4,669 | 1,216 | 492 | 285 | 6,662 |
| Total defined benefit obligation | 11,263 | 4,295 | 1,375 | 1,260 | 18,193 |
| Fair value of plan assets | 10,634 | 5,095 | 1,072 | 1,109 | 17,910 |
| Funding ratio (in %) | 94 | 119 | 78 | 88 | 98 |

The majority of the Group's defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligations relate to Switzerland and the Netherlands. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee works councils or their equivalent. The Group's main pension plans are governed by boards of trustees, fiduciaries or their equivalent.

Post-employment benefits can form an important part of an employee's total remuneration. The Group's approach is that their design shall be attractive to employees in the respective market, but sustainable for the Group to provide over the longer term. At the same time, the Group tries to limit its risks related to provision of such benefits. Consequently the Group has moved to offer defined contribution plans in many locations over recent years.

In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the Group credits an annual amount to individuals' accounts based on an employee's current salary. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, in particular in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. Upon retirement, beneficiaries may usually opt for a lump sum or for conversion of the accumulated account balance into an annuity. This conversion is often based on market conditions and mortality assumptions at retirement. In the United Kingdom, the main defined benefit pension plan was redesigned in 2011 for active employees still eligible to the plan to reduce the overall long-term risk exposure to the Group.

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group's medical program. The Group's total defined benefit obligation for post-employment medical plans was € 196 million and € 197 million at December 31, 2015 and December 31, 2014, respectively. In combination with the benefit structure, these plans represent limited risk for the Group.

The following amounts of expected benefit payments from the Group's defined benefit plans include benefits attributable to employees' past and estimated future service, and include both amounts paid from the Group's external pension trusts and paid directly by the Group in respect of unfunded plans.

| in € m. | Germany | UK | U.S. | Other | Total |
|---|---|---|---|---|---|
| Actual benefit payments 2015 | 383 | 123 | 85 | 69 | 660 |
| Benefits expected to be paid 2016 | 386 | 86 | 81 | 68 | 621 |
| Benefits expected to be paid 2017 | 398 | 96 | 83 | 66 | 643 |
| Benefits expected to be paid 2018 | 417 | 102 | 82 | 66 | 667 |
| Benefits expected to be paid 2019 | 433 | 111 | 88 | 67 | 699 |
| Benefits expected to be paid 2020 | 448 | 123 | 83 | 65 | 719 |
| Benefits expected to be paid 2021 – 2025 | 2,516 | 776 | 449 | 350 | 4,091 |
| Weighted average duration of defined benefit obligation (in years) | 14 | 20 | 12 | 16 | 16 |

## Multi-employer Plans

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation. BVV is a multi-employer defined benefit plan. However the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group's current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. According to the BVV's most recent disclosures, there is no current deficit in the plan that may affect the amount of future Group contributions. Furthermore, any plan surplus emerging in the future will be distributed to the plan members, hence it cannot reduce future Group contributions.

The Group's expenses for defined contribution plans also include annual contributions by Deutsche Post-bank AG to the pension fund for postal civil servants in Germany. Responsibility for the liability for these benefits lies with the German government.

## Governance and Risk

The Group maintains a Pensions Risk Committee to oversee its pension and related risks on a global basis. This Committee meets quarterly, reports directly to the Senior Executive Compensation Committee and is supported by the Pensions Operating Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the Group related to market developments (e.g., interest rate, credit spread, price inflation), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (e.g., longevity). In addition, the Group estimates and provides for uncertain income tax positions which may have an impact on the Group's plan assets. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different. Especially during and after acquisitions or changes in the external environment (e.g., legislation, taxation), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

In the Group's key pension countries, the Group's largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, price inflation and longevity, although these have been partially mitigated through the investment strategy adopted.

Overall, the Group seeks to minimize the impact of pensions on the Group's financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements. The Group measures its pension risk exposures on a regular basis using specific metrics developed by the Group for this purpose.

## Funding

The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The Group's funding policy is to maintain coverage of the defined benefit obligation by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g. when local regulations or practices change. Obligations for the Group's unfunded plans are accrued on the balance sheet.

For most of the externally funded defined benefit plans there are minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group's funding policy. There are some locations, e.g. the United Kingdom, where the trustees and the Bank jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the broadly fully funded position and the investment strategy adopted in the Group's key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. For example, in the United Kingdom and the United States, the main plan funding contributions in these countries are expected to be immaterial to the Group overall in 2016. In Germany, no minimum funding requirements typically apply, however the Group will consider reimbursements for benefits paid from the Group's assets as cash contributions into the external pension trusts during the year, with reference to the Group's funding policy.

For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

## Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to local actuaries on setting actuarial assumptions to ensure consistency globally.

The key actuarial assumptions applied in determining the defined benefit obligations at December 31 are presented below in the form of weighted averages.

| | | | | Dec 31, 2015 | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|
| | Germany | UK | U.S.[1] | Other | Germany | UK | U.S.[1] | Other |
| Discount rate (in %) | 2.4 | 3.9 | 4.2 | 2.6 | 2.0 | 3.7 | 3.9 | 2.3 |
| Rate of price inflation (in %) | 1.6 | 3.4 | 2.3 | 2.2 | 1.5 | 3.4 | 2.2 | 2.0 |
| Rate of nominal increase in future compensation levels (in %) | 2.1 | 4.4 | 2.3 | 2.5 | 2.0 | 4.4 | 2.2 | 2.6 |
| Rate of nominal increase for pensions in payment (in %) | 1.5 | 3.3 | 2.3 | 1.1 | 1.4 | 3.2 | 2.2 | 1.2 |
| **Assumed life expectancy at age 65** | | | | | | | | |
| For a male aged 65 at measurement date | 19.0 | 23.5 | 21.8 | 21.6 | 18.9 | 23.7 | 21.7 | 21.5 |
| For a female aged 65 at measurement date | 23.1 | 25.0 | 24.0 | 24.1 | 22.9 | 25.3 | 23.9 | 24.1 |
| For a male aged 45 at measurement date | 21.6 | 25.1 | 23.5 | 23.4 | 21.5 | 25.4 | 23.4 | 23.2 |
| For a female aged 45 at measurement date | 25.6 | 26.9 | 25.6 | 25.8 | 25.5 | 27.1 | 25.6 | 25.7 |
| **Mortality tables applied** | Richttafeln Heubeck 2005G | SAPS Light with CMI 2015 projections | RP2014 Aggregate | Country specific tables | Richttafeln Heubeck 2005G | SAPS Light with CMI 2013 projections | RP2014 Aggregate | Country specific tables |

[1] Cash balance interest crediting rate in line with the 30-year US government bond yield.

For the Group's most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan. For longer durations where limited bond information is available, reasonable yield curve extrapolation methods are applied using respective actual swap rates and credit spread assumptions. Consistent discount rates are used across all plans in each currency zone, based on the assumption applicable for the Group's largest plan(s) in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate at each measurement date with a duration broadly consistent with the respective plan's obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group's reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements.

Among other assumptions, mortality assumptions can be significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

## Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

| | | | | | 2015 |
|---|---|---|---|---|---|
| in € m. | Germany | UK | U.S. | Other | Total |
| **Change in the present value of the defined benefit obligation:** | | | | | |
| **Balance, beginning of year** | 11,263 | 4,295 | 1,375 | 1,260 | 18,193 |
| Defined benefit cost recognized in Profit & Loss | | | | | |
| Current service cost | 202 | 30 | 24 | 61 | 317 |
| Interest cost | 224 | 170 | 58 | 29 | 481 |
| Past service cost and gain or loss arising from settlements | 4 | 4 | 0 | 1 | 9 |
| Defined benefit cost recognized in Other Comprehensive Income | | | | | |
| Actuarial gain or loss arising from changes in financial assumptions | (551) | (143) | (39) | (50) | (783) |
| Actuarial gain or loss arising from changes in demographic assumptions | 0 | (66) | 0 | 0 | (66) |
| Actuarial gain or loss arising from experience | 22 | (103) | 15 | (9) | (75) |
| Cash flow and other changes | | | | | |
| Contributions by plan participants | 3 | 0 | 0 | 13 | 16 |
| Benefits paid | (383) | (123) | (85) | (69) | (660) |
| Payments in respect to settlements | 0 | 0 | 0 | 0 | 0 |
| Acquisitions/Divestitures | 0 | 0 | 0 | 0 | 0 |
| Exchange rate changes | 0 | 259 | 159 | 54 | 472 |
| Other[1] | (1) | 0 | 0 | 51 | 50 |
| **Balance, end of year** | 10,783 | 4,323 | 1,507 | 1,341 | 17,954 |
| thereof: | | | | | |
| Unfunded | 2 | 14 | 203 | 114 | 333 |
| Funded | 10,781 | 4,309 | 1,304 | 1,227 | 17,621 |
| | | | | | |
| **Change in fair value of plan assets:** | | | | | |
| **Balance, beginning of year** | 10,634 | 5,095 | 1,072 | 1,109 | 17,910 |
| Defined benefit cost recognized in Profit & Loss | | | | | |
| Interest income | 213 | 201 | 45 | 26 | 485 |
| Defined benefit cost recognized in Other Comprehensive Income | | | | | |
| Return from plan assets less interest income | (463) | (152) | (49) | (41) | (705) |
| Cash flow and other changes | | | | | |
| Contributions by plan participants | 3 | 0 | 0 | 13 | 16 |
| Contributions by the employer | 367 | 2 | 64 | 51 | 484 |
| Benefits paid[2] | (383) | (122) | (72) | (47) | (624) |
| Payments in respect to settlements | 0 | 0 | 0 | 0 | 0 |
| Acquisitions/Divestitures | 0 | 0 | 0 | 0 | 0 |
| Exchange rate changes | 0 | 304 | 124 | 49 | 477 |
| Other[1] | 0 | 0 | 0 | 51 | 51 |
| Plan administration costs | 0 | (6) | (2) | (1) | (9) |
| **Balance, end of year** | 10,371 | 5,322 | 1,182 | 1,210 | 18,085 |
| **Funded status, end of year** | (412) | 999 | (325) | (131) | 131 |
| | | | | | |
| **Change in irrecoverable surplus (asset ceiling)** | | | | | |
| **Balance, beginning of year** | 0 | 0 | 0 | 0 | 0 |
| Interest cost | 0 | 0 | 0 | 0 | 0 |
| Changes in irrecoverable surplus | 0 | 0 | 0 | 0 | 0 |
| Exchange rate changes | 0 | 0 | 0 | 0 | 0 |
| **Balance, end of year** | 0 | 0 | 0 | 0 | 0 |
| | | | | | |
| **Net asset (liability) recognized** | (412) | 999 | (325) | (131) | 131[3] |

[1] Includes the opening balance of a plan in India for which defined contribution plan accounting was applied before
[2] For funded plans only.
[3] Thereof recognized € 1,161 million in Other assets and € 1,030 million in Other liabilities.

| | | | | | 2014 |
|---|---|---|---|---|---|
| in € m. | Germany | UK | U.S. | Other | Total |
| **Change in the present value of the defined benefit obligation:** | | | | | |
| **Balance, beginning of year** | 9,487 | 3,588 | 1,136 | 1,022 | 15,233 |
| Defined benefit cost recognized in Profit & Loss | | | | | |
| Current service cost | 163 | 28 | 21 | 53 | 265 |
| Interest cost | 330 | 166 | 55 | 35 | 586 |
| Past service cost and gain or loss arising from settlements | 13 | 1 | 0 | 17 | 31 |
| Defined benefit cost recognized in Other Comprehensive Income | | | | | |
| Actuarial gain or loss arising from changes in financial assumptions | 1,883 | 405 | 35 | 184 | 2,507 |
| Actuarial gain or loss arising from changes in demographic assumptions | 0 | 0 | 50 | (1) | 49 |
| Actuarial gain or loss arising from experience | 26 | (22) | (5) | 6 | 5 |
| Cash flow and other changes | | | | | |
| Contributions by plan participants | 4 | 0 | 0 | 13 | 17 |
| Benefits paid | (379) | (79) | (75) | (72) | (605) |
| Payments in respect to settlements | 0 | 0 | 0 | (10) | (10) |
| Acquisitions/Divestitures[1] | (265) | (57) | 0 | (15) | (337) |
| Exchange rate changes | 0 | 265 | 158 | 25 | 448 |
| Other[2] | 1 | 0 | 0 | 3 | 4 |
| **Balance, end of year** | 11,263 | 4,295 | 1,375 | 1,260 | 18,193 |
| thereof: | | | | | |
| Unfunded | 0 | 15 | 197 | 122 | 334 |
| Funded | 11,263 | 4,280 | 1,178 | 1,138 | 17,859 |
| | | | | | |
| **Change in fair value of plan assets:** | | | | | |
| **Balance, beginning of year** | 9,142 | 4,099 | 856 | 921 | 15,018 |
| Defined benefit cost recognized in Profit & Loss | | | | | |
| Interest income | 322 | 189 | 41 | 32 | 584 |
| Defined benefit cost recognized in Other Comprehensive Income | | | | | |
| Return from plan assets less interest income | 1,334 | 621 | 44 | 126 | 2,125 |
| Cash flow and other changes | | | | | |
| Contributions by plan participants | 4 | 0 | 0 | 13 | 17 |
| Contributions by the employer | 449 | 3 | 76 | 46 | 574 |
| Benefits paid[3] | (378) | (78) | (65) | (39) | (560) |
| Payments in respect to settlements | 0 | 0 | 0 | 0 | 0 |
| Acquisitions/Divestitures[1] | (238) | (43) | 0 | (14) | (295) |
| Exchange rate changes | 0 | 307 | 122 | 24 | 453 |
| Other | 0 | 0 | 0 | 0 | 0 |
| Plan administration costs | (1) | (3) | (2) | 0 | (6) |
| **Balance, end of year** | 10,634 | 5,095 | 1,072 | 1,109 | 17,910 |
| **Funded status, end of year** | (629) | 800 | (303) | (151) | (283) |
| | | | | | |
| **Change in irrecoverable surplus (asset ceiling)** | | | | | |
| **Balance, beginning of year** | 0 | 0 | 0 | (29) | (29) |
| Interest cost | 0 | 0 | 0 | (1) | (1) |
| Changes in irrecoverable surplus | 0 | 0 | 0 | 30 | 30 |
| **Balance, end of year** | 0 | 0 | 0 | 0 | 0 |
| | | | | | |
| **Net asset (liability) recognized** | (629) | 800 | (303) | (151) | (283)[4] |

[1] BHF-Bank, Tilney.
[2] Includes opening balances of first time application of smaller plans.
[3] For funded plans only.
[4] Thereof recognized € 952 million in Other assets and € 1,235 million in Other liabilities.

There are no reimbursement rights for the Group.

## Investment Strategy

The Group's investment objective is to protect the Group from adverse impacts of changes in the funding position of its defined benefit pension plans on key financial metrics, with a primary focus on immunizing the plans' IFRS funded status, while taking into account the plans' impact on other metrics, such as regulatory capital and local profit & loss accounts. Investment mandates allow for risk-taking through duration mismatches and asset class diversification with respect to the relevant investment benchmark.

To achieve the primary objective of immunizing the IFRS funded status of key defined benefit plans, the Group applies a liability driven investment (LDI) approach. Risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements are minimized, subject to balancing relevant trade-offs. This is achieved by allocating plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations. For pension plans where a full LDI approach may impact adversely other key financial metrics important to the Group's overall financial position, the Group may deviate from this primary investment strategy. In 2015, the Group decided to adjust temporarily the investment strategy for the German main pension plan assets by reducing the interest rate and credit spread hedges. The Group closely monitors this divergence from the primary investment strategy and has put in place governance mechanisms to ensure a regular review of the deviation from the LDI approach.

Where the desired hedging level for these risks cannot be achieved with physical instruments (i.e., corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate and inflation swaps. Other instruments are also used, such as credit default swaps and interest rate futures. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further asset categories to create long-term return enhancement and diversification benefits such as equity, real estate, high yield bonds or emerging markets bonds.

## Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group's funded defined benefit plans to key asset classes, i.e., exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

Asset amounts in the following table include both "quoted" (i.e., Level 1 assets in accordance with IFRS 13 –amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and "other" (i.e., Level 2 and 3 assets in accordance with IFRS 13) assets.

| | | | | | Dec 31, 2015 | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | Germany | UK | U.S. | Other | Total | Germany | UK | U.S. | Other | Total |
| Cash and cash equivalents | 1,230 | 138 | 27 | 86 | 1,481 | 1,056 | 102 | 25 | 68 | 1,251 |
| Equity instruments[1] | 961 | 648 | 113 | 272 | 1,994 | 134 | 560 | 108 | 208 | 1,010 |
| Investment-grade bonds[2] | | | | | | | | | | |
| Government | 3,659 | 1,918 | 524 | 287 | 6,388 | 3,517 | 1,502 | 400 | 255 | 5,674 |
| Non-government bonds | 4,271 | 2,456 | 400 | 346 | 7,473 | 5,731 | 2,035 | 447 | 358 | 8,571 |
| Non-investment-grade bonds | | | | | | | | | | |
| Government | 125 | 0 | 0 | 11 | 136 | 54 | 0 | 0 | 14 | 68 |
| Non-government bonds | 277 | 79 | 8 | 19 | 383 | 215 | 109 | 12 | 30 | 366 |
| Structured products | 35 | 259 | 45 | 12 | 351 | 14 | 389 | 42 | 29 | 474 |
| Insurance | 1 | 0 | 0 | 14 | 15 | 0 | 0 | 0 | 17 | 17 |
| Alternatives | | | | | | | | | | |
| Real estate | 189 | 137 | 0 | 39 | 365 | 114 | 117 | 0 | 35 | 266 |
| Commodities | 0 | 7 | 0 | 8 | 15 | 25 | 0 | 0 | 2 | 27 |
| Private equity | 51 | 0 | 0 | 0 | 51 | 51 | 0 | 0 | 0 | 51 |
| Other | 347 | 38 | 0 | 100 | 485 | 56 | 0 | 0 | 33 | 89 |
| Derivatives (Market Value) | | | | | | | | | | |
| Interest rate | (811) | (60) | 65 | 21 | (785) | 482 | 409 | 38 | 73 | 1,002 |
| Credit | (11) | 0 | 0 | 0 | (11) | (27) | (1) | 0 | (1) | (29) |
| Inflation | 0 | (245) | 0 | (8) | (253) | (763) | (214) | 0 | (12) | (989) |
| Foreign exchange | 42 | (6) | 0 | 2 | 38 | (51) | 40 | 0 | (1) | (12) |
| Other | 5 | (47) | 0 | 1 | (41) | 26 | 47 | 0 | 1 | 74 |
| Total fair value of plan assets | 10,371 | 5,322 | 1,182 | 1,210 | 18,085 | 10,634 | 5,095 | 1,072 | 1,109 | 17,910 |

[1] Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio's benchmark of the UK retirement benefit plans is the MSCI All Countries World Index.
[2] Investment-grade means BBB and above. Average credit rating exposure for the Group's main plans is around A.

The following table sets out the Group's funded defined benefit plan assets only invested in "quoted" assets, i.e., Level 1 assets in accordance with IFRS 13.

| | | | | | Dec 31, 2015 | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | Germany | UK | U.S. | Other | Total | Germany | UK | U.S. | Other | Total |
| Cash and cash equivalents | 1,209 | 138 | 29 | 68 | 1,444 | 1,056 | 100 | 14 | 50 | 1,220 |
| Equity instruments | 961 | 648 | 113 | 272 | 1,994 | 131 | 560 | 108 | 206 | 1,005 |
| Investment-grade bonds | | | | | | | | | | |
| Government | 1,883 | 1,917 | 522 | 183 | 4,505 | 2,255 | 1,502 | 0 | 182 | 3,939 |
| Non-government bonds | 0 | 0 | 0 | 0 | 0 | 26 | 1,887 | 0 | 84 | 1,997 |
| Non-investment-grade bonds | | | | | | | | | | |
| Government | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14 | 14 |
| Non-government bonds | 0 | 0 | 0 | 0 | 0 | 78 | 97 | 0 | 3 | 178 |
| Structured products | 0 | 259 | 0 | 11 | 270 | 0 | 368 | 0 | 29 | 397 |
| Insurance | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Alternatives | | | | | | | | | | |
| Real estate | 0 | 0 | 0 | 0 | 0 | 9 | 68 | 0 | 0 | 77 |
| Commodities | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Private equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other | 108 | 0 | 0 | 6 | 114 | 0 | 0 | 0 | 0 | 0 |
| Derivatives (Market Value) | | | | | | | | | | |
| Interest rate | 0 | 0 | 17 | (1) | 16 | 0 | 0 | 0 | 13 | 13 |
| Credit | 0 | 0 | 0 | 0 | 0 | (27) | (1) | 0 | 0 | (28) |
| Inflation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (3) | (3) |
| Foreign exchange | 42 | (6) | 0 | 2 | 38 | 0 | 40 | 0 | 0 | 40 |
| Other | 5 | 0 | 0 | 1 | 6 | 0 | 0 | 0 | 0 | 0 |
| Total fair value of quoted plan assets | 4,208 | 2,956 | 681 | 542 | 8,387 | 3,528 | 4,621 | 122 | 578 | 8,849 |

All the remaining assets are invested in "other" assets, the majority of which are invested in Level 2 assets in accordance with IFRS 13, being primarily investment-grade corporate bonds. A relatively small element overall is in Level 3 assets in accordance with IFRS 13, being primarily real estate, insurance policies and derivative contracts.

The following tables show the asset allocation of the "quoted" and other defined benefit plan assets by key geography in which they are invested.

| | Dec 31, 2015 | | | | | | |
|---|---|---|---|---|---|---|---|
| in € m. | Germany | United Kingdom | United States | Other Eurozone | Other developed countries | Emerging markets | Total |
| Cash and cash equivalents | 35 | 147 | 66 | 1,183 | 26 | 24 | 1,481 |
| Equity instruments | 256 | 137 | 859 | 236 | 375 | 131 | 1,994 |
| Government bonds (investment-grade and above) | 1,842 | 1,895 | 535 | 1,446 | 209 | 461 | 6,388 |
| Government bonds (non-investment-grade) | 0 | 0 | 0 | 4 | 4 | 128 | 136 |
| Non-government bonds (investment-grade and above) | 427 | 1,838 | 2,184 | 2,081[1] | 864 | 79 | 7,473 |
| Non-government bonds (non-investment-grade) | 19 | 48 | 168 | 107 | 29 | 12 | 383 |
| Structured products | 34 | 219 | 42 | 39 | 16 | 1 | 351 |
| **Subtotal** | 2,613 | 4,284 | 3,854 | 5,096 | 1,523 | 836 | 18,206 |
| Share (in %) | 14 | 24 | 21 | 28 | 8 | 5 | 100 |
| Other asset categories | | | | | | | (121) |
| **Fair value of plan assets** | | | | | | | 18,085 |

[1] Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

| | Dec 31, 2014 | | | | | | |
|---|---|---|---|---|---|---|---|
| in € m. | Germany | United Kingdom | United States | Other Eurozone | Other developed countries | Emerging markets | Total |
| Cash and cash equivalents | 1,052 | 106 | 57 | 7 | 9 | 20 | 1,251 |
| Equity instruments | 75 | 84 | 415 | 174 | 168 | 94 | 1,010 |
| Government bonds (investment-grade and above) | 2,089 | 1,457 | 628 | 933 | 82 | 485 | 5,674 |
| Government bonds (non-investment-grade) | 0 | 0 | 0 | 0 | 0 | 68 | 68 |
| Non-government bonds (investment-grade and above) | 473 | 1,644 | 2,302 | 3,106[1] | 688 | 358 | 8,571 |
| Non-government bonds (non-investment-grade) | 18 | 76 | 91 | 132 | 17 | 32 | 366 |
| Structured products | 14 | 409 | 36 | 13 | 2 | 0 | 474 |
| **Subtotal** | 3,721 | 3,776 | 3,529 | 4,365 | 966 | 1,057 | 17,414 |
| Share (in %) | 21 | 22 | 20 | 25 | 6 | 6 | 100 |
| Other asset categories | | | | | | | 496 |
| **Fair value of plan assets** | | | | | | | 17,910 |

[1] Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

Plan assets at December 31, 2015 include derivative transactions with Group entities with a negative market value of around € 793 million. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

## Key Risk Sensitivities

The Group's defined benefit obligations are sensitive to changes in capital market conditions and actuarial assumptions. Sensitivities to capital market movements and key assumption changes are presented in the following table. Each market risk factor or assumption is changed in isolation. Sensitivities of the defined benefit obligations are approximated using geometric extrapolation methods based on plan durations for the respective assumption. Duration is a risk measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.

For example, the discount rate duration is derived from the change in the defined benefit obligation to a change in the discount rate based on information provided by the local actuaries of the respective plans. The resulting duration is used to estimate the remeasurement liability loss or gain from changes in the discount rate. For other assumptions, a similar approach is used to derive the respective sensitivity results.

For defined benefit pension plans where the Group applies a LDI approach, changes in capital market conditions will impact the plan obligations via actuarial assumptions – mainly discount rate and price inflation rate – as well as the plan assets. Consequently, to aid understanding of the Group's risk exposures related to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown; for sensitivities to changes in actuarial assumptions that do not impact the plan assets, only the impact on the defined benefit obligations is shown.

Asset-related sensitivities are derived for the Group's major plans by using risk sensitivity factors determined by the Group's Market Risk Management function. These sensitivities are calculated based on information provided by the plans' investment managers and extrapolated linearly to reflect the approximate change of the plan assets' market value in case of a change in the underlying risk factor.

The sensitivities illustrate plausible variations over time in capital market movements and key actuarial assumptions. The Group is not in a position to provide a view on the likelihood of these capital market or assumption changes. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Even though plan assets and plan obligations are sensitive to similar risk factors, actual changes in plan assets and obligations may not fully offset each other due to imperfect correlations between market risk factors and actuarial assumptions. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

| in € m. | Dec 31, 2015 Germany | UK | U.S. | Other | Dec 31, 2014 Germany | UK | U.S. | Other |
|---|---|---|---|---|---|---|---|---|
| **Discount rate (–100 bp):** | | | | | | | | |
| (Increase) in DBO | (1,610) | (920) | (90) | (215) | (1,740) | (950) | (90) | (220) |
| Expected increase in plan assets[1] | 660 | 1,025 | 80 | 125 | 1,525 | 925 | 75 | 115 |
| **Expected net impact on funded status (de-) increase** | **(950)** | **105** | **(10)** | **(90)** | (215) | (25) | (15) | (105) |
| **Discount rate (+100 bp):** | | | | | | | | |
| Decrease in DBO | 1,395 | 760 | 85 | 180 | 1,505 | 775 | 85 | 180 |
| Expected (decrease) in plan assets[1] | (660) | (1,025) | (80) | (125) | (1,525) | (925) | (75) | (115) |
| **Expected net impact on funded status (de-) increase** | **735** | **(265)** | **5** | **55** | (20) | (150) | 10 | 65 |
| **Credit spread (–100 bp):** | | | | | | | | |
| (Increase) in DBO | (1,610) | (920) | (190) | (230) | (1,740) | (950) | (180) | (230) |
| Expected increase in plan assets[1] | 465 | 250 | 50 | 40 | 880 | 225 | 45 | 40 |
| **Expected net impact on funded status (de-) increase** | **(1,145)** | **(670)** | **(140)** | **(190)** | (860) | (725) | (135) | (190) |
| **Credit spread (+100 bp):** | | | | | | | | |
| Decrease in DBO | 1,395 | 760 | 170 | 190 | 1,505 | 775 | 160 | 190 |
| Expected (decrease) in plan assets[1] | (465) | (250) | (50) | (40) | (880) | (225) | (45) | (40) |
| **Expected net impact on funded status (de-) increase** | **930** | **510** | **120** | **150** | 625 | 550 | 115 | 150 |
| **Rate of price inflation (–50 bp):[2]** | | | | | | | | |
| Decrease in DBO | 305 | 340 | 0 | 50 | 350 | 330 | 0 | 75 |
| Expected (decrease) in plan assets[1] | (215) | (355) | 0 | (10) | (245) | (290) | 0 | (10) |
| **Expected net impact on funded status (de-) increase** | **90** | **(15)** | **0** | **40** | 105 | 40 | 0 | 65 |
| **Rate of price inflation (+50 bp):[2]** | | | | | | | | |
| (Increase) in DBO | (315) | (370) | 0 | (55) | (365) | (355) | 0 | (80) |
| Expected increase in plan assets[1] | 215 | 355 | 0 | 10 | 245 | 290 | 0 | 10 |
| **Expected net impact on funded status (de-) increase** | **(100)** | **15** | **0** | **(45)** | (120) | (65) | 0 | (70) |
| **Rate of real increase in future compensation levels (–50 bp):** | | | | | | | | |
| Decrease in DBO, net impact on funded status | 70 | 15 | 0 | 15 | 80 | 15 | 0 | 15 |
| **Rate of real increase in future compensation levels (+50 bp):** | | | | | | | | |
| (Increase) in DBO, net impact on funded status | (70) | (15) | 0 | (15) | (80) | (15) | 0 | (15) |
| **Longevity improvements by 10 %:[3]** | | | | | | | | |
| (Increase) in DBO, net impact on funded status | (260) | (110) | (25) | (25) | (275) | (85) | (25) | (20) |

1 Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland, the Netherlands and Belgium which cover over 99 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation.
2 Incorporates sensitivity to changes in nominal increase for pensions in payment to the extent linked to the price inflation assumption.
3 Estimated to be equivalent to an increase of around 1 year in overall life expectancy.

## Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2016, including contributions to the Group's external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

| | 2016 |
|---|---|
| in € m. | Total |
| Expected contributions to | |
| Defined benefit plan assets | 275 |
| BVV | 55 |
| Pension fund for Postbank's postal civil servants | 95 |
| Other defined contribution plans | 265 |
| Expected benefit payments for unfunded defined benefit plans | 30 |
| Expected total cash flow related to post-employment benefits | 720 |

## Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2 respectively.

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Expenses for defined benefit plans: | | | |
| Service cost | 326 | 296 | 261 |
| Net interest cost (income) | (4) | 3 | 10 |
| Total expenses defined benefit plans | 322 | 299 | 271 |
| Expenses for defined contribution plans: | | | |
| BVV | 53 | 51 | 51 |
| Pension fund for Postbank's postal civil servants | 95 | 97 | 97 |
| Other defined contribution plans | 264 | 228 | 221 |
| Total expenses for defined contribution plans | 412 | 376 | 369 |
| Total expenses for post-employment benefit plans | 734 | 675 | 640 |
| Employer contributions to mandatory German social security pension plan | 231 | 229 | 230 |
| Expenses for share-based payments, equity settled[1] | 816 | 860 | 918 |
| Expenses for share-based payments, cash settled[1] | 15 | 11 | 29 |
| Expenses for cash retention plans[1] | 738 | 815 | 811 |
| Expenses for severance payments[2] | 184 | 205 | 274 |

1 Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group's restructuring expenses.
2 Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

# 36 – Income Taxes

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Current tax expense (benefit):** | | | |
| Tax expense (benefit) for current year | 1,385 | 764 | 913 |
| Adjustments for prior years | 277 | (12) | 41 |
| **Total current tax expense (benefit)** | **1,662** | **752** | **954** |
| **Deferred tax expense (benefit):** | | | |
| Origination and reversal of temporary difference, unused tax losses and tax credits | (378) | 644 | 7 |
| Effect of changes in tax law and/or tax rate | 140 | 44 | 35 |
| Adjustments for prior years | (749) | (15) | (221) |
| **Total deferred tax expense (benefit)** | **(987)** | **673** | **(179)** |
| **Total income tax expense (benefit)** | **675** | **1,425** | **775** |

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 0.4 million in 2015, an income tax expense of € 2 million in 2014 and an income tax expense of € 23 million in 2013.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 3 million in 2015. These effects reduced the current tax expense by € 5 million and by € 3 million in 2014 and 2013, respectively.

Total deferred tax benefit includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which decreased the deferred tax benefit by € 187 million in 2015. In 2014 these effects reduced the deferred tax expense by € 303 million and increased the deferred tax benefit by € 237 million in 2013.

**Difference between applying German statutory (domestic) income tax rate and actual income tax expense**

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Expected tax expense at domestic income tax rate of 31 %** | **(1,890)** | **966** | **451** |
| Foreign rate differential | (157) | 88 | 154 |
| Tax-exempt gains on securities and other income | (345) | (371) | (337) |
| Loss (income) on equity method investments | (21) | (93) | (84) |
| Nondeductible expenses | 1,288 | 649 | 571 |
| Impairments of goodwill | 1,407 | 0 | 0 |
| Changes in recognition and measurement of deferred tax assets[1] | 184 | (308) | (240) |
| Effect of changes in tax law and/or tax rate | 140 | 44 | 35 |
| Effect related to share-based payments | (5) | 78 | (5) |
| Effect of policyholder tax | 0 | (2) | 23 |
| Other[1] | 74 | 374 | 207 |
| **Actual income tax expense (benefit)** | **675** | **1,425** | **775** |

1 Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items "Changes in recognition and measurement of deferred tax assets" and "Other".

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2015, 2014 and 2013 "Other" in the preceding table mainly includes the effects of these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the years 2015, 2014 and 2013.

### Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Actuarial gains/losses related to defined benefit plans | (213) | 407 | 58 |
| Financial assets available for sale: | | | |
| Unrealized net gains/losses arising during the period | 104 | (457) | (21) |
| Net gains/losses reclassified to profit or loss | 10 | 5 | 103 |
| Derivatives hedging variability of cash flows: | | | |
| Unrealized net gains/losses arising during the period | 3 | (7) | (58) |
| Net gains/losses reclassified to profit or loss | (6) | (146) | (10) |
| Other equity movement: | | | |
| Unrealized net gains/losses arising during the period | (90) | (68) | (175) |
| Net gains/losses reclassified to profit or loss | (2) | 1 | 1 |
| Income taxes (charged) credited to other comprehensive income | (194) | (265) | (102) |
| Other income taxes (charged) credited to equity | 72 | (21) | 65 |

### Major components of the Group's gross deferred tax assets and liabilities

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Deferred tax assets: | | |
| Unused tax losses | 3,477 | 2,785 |
| Unused tax credits | 215 | 192 |
| Deductible temporary differences: | | |
| Trading activities | 7,748 | 8,454 |
| Property and equipment | 468 | 459 |
| Other assets | 1,640 | 2,382 |
| Securities valuation | 92 | 93 |
| Allowance for loan losses | 982 | 1,020 |
| Other provisions | 1,310 | 811 |
| Other liabilities | 1,028 | 838 |
| Total deferred tax assets pre offsetting | 16,960 | 17,034 |
| Deferred tax liabilities: | | |
| Taxable temporary differences: | | |
| Trading activities | 7,446 | 7,746 |
| Property and equipment | 64 | 52 |
| Other assets | 954 | 832 |
| Securities valuation | 523 | 1,628 |
| Allowance for loan losses | 50 | 71 |
| Other provisions | 351 | 233 |
| Other liabilities | 556 | 782 |
| Total deferred tax liabilities pre offsetting | 9,944 | 11,344 |

### Deferred tax assets and liabilities, after offsetting

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Presented as deferred tax assets | 7,762 | 6,865 |
| Presented as deferred tax liabilities | 746 | 1,175 |
| Net deferred tax assets | 7,016 | 5,690 |

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Items for which no deferred tax assets were recognized

| in € m. | Dec 31, 2015[1] | Dec 31, 2014[1] |
|---|---|---|
| Deductible temporary differences | (277) | (314) |
| Not expiring | (4,372) | (3,745) |
| Expiring in subsequent period | (2) | (4) |
| Expiring after subsequent period | (1,067) | (1,334) |
| Unused tax losses | (5,441) | (5,083) |
| Expiring after subsequent period | (95) | (88) |
| Unused tax credits | (97) | (88) |

[1] Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2015 and December 31, 2014, the Group recognized deferred tax assets of € 5.0 billion and € 5.5 billion, respectively, that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2015 and December 31, 2014, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures of € 93 million and € 134 million respectively, in respect of which no deferred tax liabilities were recognized.

# 37 – Derivatives

## Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs and to manage the Group's exposure to risks.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates", all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

## Derivatives held for Trading Purposes

### Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

## Risk Management

The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

## Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

## Fair Value Hedge Accounting

The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Assets | Liabilities | Assets | Liabilities |
| Derivatives held as fair value hedges | 2,671 | 986 | 3,679 | 2,136 |

For the years ended December 31, 2015, 2014 and 2013, a loss of € 1.1 billion, a gain of € 1.0 billion and a loss of € 2.4 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a gain of € 1.0 billion, a loss of € 1.3 billion and a gain of € 1.7 billion.

## Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps and equity index swaps, in order to protect itself against exposure to variability in interest rates and equities.

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Assets | Liabilities | Assets | Liabilities |
| Derivatives held as cash flow hedges | 239 | 0 | 234 | 0 |

**Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement**

| in € m. | Within 1 year | 1–3 years | 3–5 years | Over 5 years |
|---|---|---|---|---|
| As of December 31, 2015 | | | | |
| Cash inflows from assets | 32 | 49 | 0 | 0 |
| Cash outflows from liabilities | (20) | (33) | (26) | (15) |
| Net cash flows 2015 | 12 | 16 | (26) | (15) |
| As of December 31, 2014 | | | | |
| Cash inflows from assets | 23 | 35 | 5 | 0 |
| Cash outflows from liabilities | (21) | (35) | (28) | (25) |
| Net cash flows 2014 | 2 | 0 | (23) | (25) |

**Cash Flow Hedge Balances**

| in € m. | Dec 31, 2015 | Dec 31, 2014 | Dec 31, 2013 |
|---|---|---|---|
| Reported in Equity[1] | 138 | 118 | (215) |
| thereof relates to terminated programs | (14) | (15) | (16) |
| Gains (losses) posted to equity for the year ended | 1 | (6) | 91 |
| Gains (losses) removed from equity for the year ended | (20) | (339) | (35) |
| Ineffectiveness recorded within P&L | (1) | (3) | 1 |

[1] Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

As of December 31, 2015 the longest term cash flow hedge matures in 2022.

## Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Assets | Liabilities | Assets | Liabilities |
| Derivatives held as net investment hedges | 226 | 5,379 | 490 | 2,927 |

For the years ended December 31, 2015, 2014 and 2013, losses of € 425 million, € 357 million and € 320 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

# 38 – Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include:

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates and their respective subsidiaries, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

## Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.

**Compensation expense of key management personnel**

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Short-term employee benefits | 31 | 26 | 18 |
| Post-employment benefits | 6 | 4 | 3 |
| Other long-term benefits | 11 | 7 | 6 |
| Termination benefits | 20 | 0 | 0 |
| Share-based payment | 15 | 5 | 8 |
| Total | 83 | 42 | 35 |

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1.1 million as of December 31, 2015, € 1.1 million as of December 31, 2014 and € 1 million as of December 31, 2013.

Among the Group's transactions with key management personnel as of December 31, 2015 were loans and commitments of € 11 million and deposits of € 8 million. As of December 31, 2014, the Group's transactions with key management personnel were loans and commitments of € 3 million and deposits of € 16 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

## Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

### Loans

| in € m. | 2015 | 2014 |
|---|---|---|
| **Loans outstanding, beginning of year** | **321** | **357** |
| Loans issued during the year | 464 | 596 |
| Loan repayment during the year | 376 | 657 |
| Changes in the group of consolidated companies | (31) | (1) |
| Exchange rate changes/other | 18 | 27 |
| **Loans outstanding, end of year**[1] | **396** | **321** |
| **Other credit risk related transactions:** | | |
| Allowance for loan losses | 1 | 5 |
| Provision for loan losses | 0 | 0 |
| Guarantees and commitments | 263 | 45 |

[1] Loans past due were € 4 million as of December 31, 2015 and € 3 million as of December 31, 2014. For the above loans the Group held collateral of € 69 million and € 70 million as of December 31, 2015 and December 31, 2014, respectively.

### Deposits

| in € m. | 2015 | 2014 |
|---|---|---|
| **Deposits outstanding, beginning of year** | **128** | **167** |
| Deposits received during the year | 326 | 245 |
| Deposits repaid during the year | 295 | 244 |
| Changes in the group of consolidated companies | (0) | (43) |
| Exchange rate changes/other | 2 | 4 |
| **Deposits outstanding, end of year**[1] | **162** | **128** |

[1] The deposits are unsecured.

## Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 32 million as of December 31, 2015 and € 87 million as of December 31, 2014. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 0 million as of December 31, 2015 and € 0 million as of December 31, 2014.

Other transactions with related parties also reflected the following:

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank Company Limited and has accounted for this associate under the equity method since February 11, 2011. The investment has been reclassified from equity method to held for sale as per December 31, 2015. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation combining the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision has been recognized for the cooperation with an amount of € 54 million as per December 31, 2015. This provision captures the Group's estimated obligation from the cooperation. Further details are included in Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

## Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities.

**Transactions with related party pension plans**

| in € m. | 2015 | 2014 |
|---|---|---|
| Equity shares issued by the Group held in plan assets | 0 | 6 |
| Other assets | 0 | 73 |
| Fees paid from plan assets to asset managers of the Group | 41 | 31 |
| Market value of derivatives with a counterparty of the Group | (793) | (255) |
| Notional amount of derivatives with a counterparty of the Group | 10,516 | 11,806 |

# 39 – Information on Subsidiaries

## Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

The Group consists of 1,217 (2014: 1,485) consolidated entities, thereof 545 (2014: 756) consolidated structured entities. 796 (2014: 869) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 421 (2014: 616) of the consolidated entities (noncontrolling interests). As of December 31, 2014 and 2015, the noncontrolling interests are neither individually nor cumulatively material to the Group.

## Significant restrictions to access or use the Group's assets

Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.

Since the Group did not have any material noncontrolling interests at the balance sheet date, any protective rights associated with these did not give rise to significant restrictions.

The following restrictions impact the Group's ability to use assets:

- The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities.
- The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities.
- Assets held by insurance subsidiaries are primarily held to satisfy the obligations to the companies' policy holders.
- Regulatory and central bank requirements or local corporate laws may restrict the Group's ability to transfer assets to or from other entities within the Group in certain jurisdictions.

**Restricted assets**

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Total assets | Restricted assets | Total assets | Restricted assets |
| Interest-earning deposits with banks | 78,263 | 2,190 | 63,518 | 1,254 |
| Financial assets at fair value through profit or loss | 820,883 | 79,222 | 942,924 | 82,612 |
| Financial assets available for sale | 73,583 | 11,046 | 64,297 | 10,638 |
| Loans | 427,749 | 46,352 | 405,612 | 51,450 |
| Other | 239,441 | 9,294 | 232,352 | 9,506 |
| **Total** | **1,629,130** | **148,105** | **1,708,703** | **155,460** |

The table above excludes assets that are not encumbered at an individual entity level but which may be subject to restrictions in terms of their transferability within the Group. Such restrictions may be based on local connected lending requirements or similar regulatory restrictions. In this situation, it is not feasible to identify individual balance sheet items that cannot be transferred. This is also the case for regulatory minimum liquidity requirements. The Group identifies the volume of liquidity reserves in excess of local stress liquidity outflows. The aggregate amount of such liquidity reserves that are considered restricted for this purpose is € 19.7 billion as of December 31, 2015 (as of December 31, 2014: € 32.4 billion).

# 40 – Structured Entities

## Nature, purpose and extent of the Group's interests in structured entities

The Group engages in various business activities with structured entities which are designed to achieve a specific business purpose. A structured entity is one that has been set up so that any voting rights or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate only to administrative tasks and the relevant activities are directed by contractual arrangements.

A structured entity often has some or all of the following features or attributes:

- Restricted activities;
- A narrow and well defined objective;
- Insufficient equity to permit the structured entity to finance its activities without subordinated financial support;
- Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

## Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.

**Securitization vehicles**
The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2015 and December 31, 2014, there were outstanding loan commitments to these entities for € 251 million and € 2 billion respectively.

**Funds**
The Group may provide funding and liquidity facility or guarantees to funds consolidated by the group. As of December 31, 2015 and December 31, 2014 notional value of the liquidity facilities and guarantees provided by the group to such funds was € 13.4 billion and € 28 billion.

## Unconsolidated structured entities

These are entities which are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group's interests to unconsolidated structured entities will vary depending on the type of structured entities.

Below is a description of the Group's involvements in unconsolidated structured entities by type.

**Repackaging and investment entities**
Repackaging and investment entities are established to meet clients' investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

**Third party funding entities**
The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The group's involvement involves predominantly both lending and loan commitments.

The vehicles used in these transactions are controlled by the borrowers where the borrowers have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.

**Securitization Vehicles**
The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The Group often transfers assets to these securitization vehicles and provide financial support to these entities in the form of liquidity facilities.

The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles.

The securitization vehicles that are not consolidated into the Group are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.

### Funds

The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties. A group entity may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both group sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.

The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.

### Other

These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the Group does not hold power over the decision making of these entities.

### Income derived from involvement with structured entities

The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in 'Net gains/losses on financial assets/liabilities held at fair value through profit and loss'.

### Interests in unconsolidated structured entities

The Group's interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the Group to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.

Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the Group purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the Group is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.

### Maximum Exposure to unconsolidated structured entities

The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by the Group, is reflected by the notional amounts. Such amounts do not reflect the economic risks faced by the Group because they do not take into account the effects of collateral or hedges nor the probability of such losses being incurred. At December 31, 2015, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 255 billion, € 606 billion and € 31 billion respectively. At December 31, 2014, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 301 billion, € 615 billion and € 32 billion respectively.

## Size of structured entities

The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:

- **Funds** – Net asset value or asset under management where the Group holds fund units and notional of derivatives when the Group's interest comprises of derivatives.
- **Securitizations** – notional of notes in issue when the Group derives its interests through notes its holds and notional of derivatives when the Group's interests is in the form of derivatives.
- **Third party funding entities** –Total assets in entities
- **Repackaging and investment entities** – Fair value of notes in issue

For Third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral the Group has received/pledged or the notional of the exposure the Group has to the entity.

The following table shows, by type of structured entity, the carrying amounts of the Group's interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. It also provides an indication of the size of the structured entities. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.

Carrying amounts and size relating to Deutsche Bank's interests

| | Dec 31, 2015 | | | | |
|---|---|---|---|---|---|
| in € m. | Repackaging and Investment Entities | Third Party Funding Entities | Securitizations | Funds | Total |
| **Assets** | | | | | |
| Cash and central bank balances[1] | 0 | 0 | 0 | 0 | 0 |
| Interbank balances (w/o central banks)[1] | 18 | 0 | 110 | 422 | 550 |
| Central bank funds sold and securities purchased under resale agreements | 0 | 0 | 20 | 1,445 | 1,465 |
| Securities Borrowed | 0 | 0 | 66 | 23,045 | 23,111 |
| Total financial assets at fair value through profit or loss | 1,924 | 3,106 | 14,203 | 66,109 | 85,455 |
| Trading assets | 1,256 | 1,339 | 13,886 | 18,709 | 35,303[2] |
| Positive market values (derivative financial instruments) | 619 | 114 | 94 | 6,525 | 7,352 |
| Financial assets designated at fair value through profit or loss | 48 | 1,653 | 223 | 40,876 | 42,800 |
| Financial assets available for sale | 0 | 421 | 568 | 1,722 | 2,711 |
| Loans | 135 | 34,340 | 25,026 | 20,958 | 80,459 |
| Other assets | 103 | 2,150 | 565 | 18,365 | 21,182 |
| **Total assets** | 2,179 | 40,017 | 40,558 | 132,065 | 214,932[2] |
| | | | | | |
| **Liabilities** | | | | | |
| Total financial liabilities at fair value through profit or loss | 319 | 150 | 669 | 9,961 | 11,099 |
| Negative market values (derivative financial instruments) | 319 | 150 | 669 | 9,961 | 11,099 |
| **Total liabilities** | 319 | 150 | 669 | 9,961 | 11,099 |
| Off-balance sheet exposure | 2 | 7,724 | 9,408 | 13,459 | 30,710[2] |
| **Total** | 1,863 | 47,591 | 49,297 | 135,563 | 234,544 |
| | | | | | |
| **Size of structured entity** | 10,607 | 63,187 | 1,417,316 | 2,694,148 | |

1 From December 31, 2015 onwards Cash and due from banks changed to Cash and central bank balances and Interest-earning deposits with banks changed to Interbank balances (w/o central banks).
2 Includes 113 million for total assets and 116 million for off-balance sheet exposure for entity type Others.

| | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|
| in € m. | Repackaging and Investment Entities | Third Party Funding Entities | Securitizations | Funds | Total |
| **Assets** | | | | | |
| Interest-earning deposits with banks | 0 | 13[1] | 0 | 405 | 419 |
| Central bank funds sold and securities purchased under resale agreements | 0 | 0 | 0 | 1,599 | 1,599 |
| Securities Borrowed | 0 | 0 | 0 | 17,367 | 17,367 |
| Total financial assets at fair value through profit or loss | 1,292 | 6,875 | 21,282 | 65,934 | 95,384 |
| Trading assets | 963 | 4,315 | 21,108 | 13,419 | 39,805 |
| Positive market values (derivative financial instruments) | 329 | 703 | 143 | 8,789 | 9,963 |
| Financial assets designated at fair value through profit or loss | 0 | 1,858 | 31 | 43,726 | 45,616 |
| Financial assets available for sale | 0 | 410 | 875 | 1,418 | 2,703 |
| Loans | 77 | 32,553 | 16,250 | 15,671 | 64,551 |
| Other assets | 11 | 87 | 2,280 | 21,447 | 23,824 |
| **Total assets** | 1,380 | 39,938 | 40,687 | 123,842 | 205,846 |
| | | | | | |
| **Liabilities** | | | | | |
| Total financial liabilities at fair value through profit or loss | 225 | 626 | 579 | 16,968 | 18,398 |
| Negative market values (derivative financial instruments) | 225 | 626 | 579 | 16,968 | 18,398 |
| **Total liabilities** | 225 | 626 | 579 | 16,968 | 18,398 |
| Off-balance sheet exposure | 3 | 3,064 | 1,268 | 27,699 | 32,035 |
| **Total** | 1,158 | 42,376 | 41,375 | 134,572 | 219,483 |
| | | | | | |
| **Size of structured entity** | 10,938 | 98,197 | 3,044,623 | 3,695,476 | |

[1] Includes € 13 million of Cash and due from banks.

**Trading assets** –Total trading assets as of December 31, 2015 and December 31, 2014 of € 35.3 billion and € 39.8 billion are comprised primarily of € 13.8 billion and € 21.1 billion in Securitizations and € 18.7 billion and € 13.4 billion in Funds structured entities respectively. The Group's interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regards to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover the credit risk arising from loans made to Third party funding structured entities is mitigated by the collateral received.

**Financial assets designated at fair value through profit or loss** – Reverse repurchase agreements to Funds comprise the majority of the interests in this category and are collateralized by the underlying securities.

**Loans** – Loans as of December 31, 2015 and December 31, 2014 consists of € 80.4 billion and € 64.6 billion investment in securitization tranches and financing to Third party funding entities. The Group's financing to Third party funding entities is collateralized by the assets in those structured entities.

**Other assets** – Other assets as of December 31, 2015 and December 31, 2014 of € 21.2 billion and € 23.8 billion, respectively, consists primarily of prime brokerage receivables and cash margin balances.

**Pending Receivables** – Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g. brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank's exposures to structured entities.

## Financial Support

Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

## Sponsored Unconsolidated Structured Entities where the Group has no interest as of December 31, 2015 and December 31, 2014.

As a sponsor, the Group is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

- transferring assets to the entities
- providing seed capital to the entities
- providing operational support to ensure the entity's continued operation
- providing guarantees of performance to the structured entities.

The Group is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with the Group. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the Group has acted as a sponsor.

The gross revenues from sponsored entities where the Group did not hold an interest as of December 31, 2015 and December 31, 2014 were € 20.2 million and € 166 million respectively. Instances where the Group does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2015 were 981 million for securitization and € 281 million for repackaging and investment entities. In 2014, they were € 469 million for securitization and € 1.9 billion for repackaging and investment entities.

# 41 – Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

| | | | Dec 31, 2015 | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|
| in € m. | Gross | Reinsurance | Net | Gross | Reinsurance | Net |
| Insurance contracts | 4,921 | (78) | 4,843 | 4,750 | (67) | 4,683 |
| Investment contracts | 8,522 | 0 | 8,522 | 8,523 | 0 | 8,523 |
| Total | 13,443 | (78) | 13,365 | 13,273 | (67) | 13,206 |

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

## Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

| | | 2015 | | 2014 |
|---|---|---|---|---|
| in € m. | Insurance contracts | Investment contracts | Insurance contracts | Investment contracts |
| Balance, beginning of year | 4,750 | 8,523 | 4,581 | 8,067 |
| New business | 120 | 48 | 158 | 52 |
| Claims/withdrawals paid | (426) | (708) | (427) | (544) |
| Other changes in existing business | 195 | 191 | 118 | 429 |
| Exchange rate changes | 282 | 468 | 320 | 519 |
| Balance, end of year | 4,921 | 8,522 | 4,750 | 8,523 |

Other changes in existing business for the investment contracts of € 191 million and € 429 million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015 the Group had insurance contract liabilities of € 4.9 billion. Of this, € 2.8 billion represents traditional annuities in payment, € 1.7 billion universal life contracts and € 431 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 431 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 283 million and a best estimate reserve of € 148 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2014 the Group had insurance contract liabilities of € 4.8 billion. Of this, € 2.5 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 444 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 288 million and a best estimate reserve of € 156 million for the guaranteed annuity rates).

## Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

### Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

### Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on 100 % of the Continuous Mortality Investigation 2014 mortality improvement tables with an ultimate rate of improvement of 1 % per annum.

### Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

### Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 63 % for the year ended December 31, 2015 and 67 % for the year ended December 31, 2014.

## Key Assumptions impacting Value of Business Acquired (VOBA)

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the consolidated statement of income.

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition.

If there is insufficient net profit, the VOBA will be written down to its supportable value.

## Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a regulatory basis to a best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

## Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

| | Impact on profit before tax | | Impact on equity | |
|---|---|---|---|---|
| in € m. | 2015 | 2014 | 2015 | 2014 |
| Variable: | | | | |
| Mortality (worsening by ten percent)[1] | (10) | (10) | (8) | (8) |
| Renewal expense (ten percent increase) | (1) | (1) | (1) | (1) |
| Interest rate (one percent increase) | 7 | 8 | (194) | (185) |

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

# 42 – Current and Non-Current Assets and Liabilities

## Asset and liability line items by amounts recovered or settled within or after one year

### Asset items as of December 31, 2015

| | Amounts recovered or settled | | Total |
|---|---|---|---|
| in € m. | within one year | after one year | Dec 31, 2015 |
| Cash and central bank balances | 96,940 | 0 | 96,940 |
| Interbank balances (w/o central banks) | 12,620 | 223 | 12,842 |
| Central bank funds sold and securities purchased under resale agreements | 21,240 | 1,216 | 22,456 |
| Securities borrowed | 33,556 | 1 | 33,557 |
| Financial assets at fair value through profit or loss | 783,383 | 37,499 | 820,883 |
| Financial assets available for sale | 7,359 | 66,225 | 73,583 |
| Equity method investments | 0 | 1,013 | 1,013 |
| Loans | 130,483 | 297,266 | 427,749 |
| Property and equipment | 0 | 2,846 | 2,846 |
| Goodwill and other intangible assets | 0 | 10,078 | 10,078 |
| Other assets | 111,653 | 6,484 | 118,137 |
| Assets for current tax | 997 | 288 | 1,285 |
| **Total assets before deferred tax assets** | **1,198,231** | **423,139** | **1,621,368** |
| Deferred tax assets | | | 7,762 |
| **Total assets** | | | **1,629,130** |

### Liability items as of December 31, 2015

| | Amounts recovered or settled | | Total |
|---|---|---|---|
| in € m. | within one year | after one year | Dec 31, 2015 |
| Deposits | 541,557 | 25,417 | 566,974 |
| Central bank funds purchased and securities sold under repurchase agreements | 9,803 | 0 | 9,803 |
| Securities loaned | 2,857 | 414 | 3,270 |
| Financial liabilities at fair value through profit or loss | 584,474 | 15,280 | 599,754 |
| Other short-term borrowings | 28,010 | 0 | 28,010 |
| Other liabilities | 168,205 | 6,800 | 175,005 |
| Provisions | 9,207 | 0 | 9,207 |
| Liabilities for current tax | 1,086 | 613 | 1,699 |
| Long-term debt | 26,129 | 133,887 | 160,016 |
| Trust preferred securities | 995 | 6,025 | 7,020 |
| **Total liabilities before deferred tax liabilities** | **1,372,324** | **188,436** | **1,560,760** |
| Deferred tax liabilities | | | 746 |
| **Total liabilities** | | | **1,561,506** |

Asset items as of December 31, 2014

| | Amounts recovered or settled | | Total |
|---|---|---|---|
| in € m. | within one year | after one year | Dec 31, 2014 |
| Cash and central bank balances[1] | 74,379 | 103 | 74,482 |
| Interbank balances (w/o central banks)[1] | 8,822 | 268 | 9,090 |
| Central bank funds sold and securities purchased under resale agreements | 17,494 | 303 | 17,796 |
| Securities borrowed | 25,800 | 34 | 25,834 |
| Financial assets at fair value through profit or loss | 906,129 | 36,796 | 942,924 |
| Financial assets available for sale | 7,740 | 56,557 | 64,297 |
| Equity method investments | 0 | 4,143 | 4,143 |
| Loans | 135,376 | 270,236 | 405,612 |
| Property and equipment | 0 | 2,909 | 2,909 |
| Goodwill and other intangible assets | 0 | 14,951 | 14,951 |
| Other assets | 130,891 | 7,089 | 137,980 |
| Assets for current tax | 1,589 | 230 | 1,819 |
| **Total assets before deferred tax assets** | **1,308,224** | **393,614** | **1,701,838** |
| Deferred tax assets | | | 6,865 |
| **Total assets** | | | **1,708,703** |

[1] In 2015, comparatives have been restated. See Note 1 "Significant Accounting Policies and Critical Estimates – Significant Changes in Estimates and Changes in Presentation" for detailed information.

Liability items as of December 31, 2014

| | Amounts recovered or settled | | Total |
|---|---|---|---|
| in € m. | within one year | after one year | Dec 31, 2014 |
| Deposits | 508,481 | 24,451 | 532,931 |
| Central bank funds purchased and securities sold under repurchase agreements | 10,887 | 0 | 10,887 |
| Securities loaned | 1,976 | 363 | 2,339 |
| Financial liabilities at fair value through profit or loss | 680,496 | 17,203 | 697,699 |
| Other short-term borrowings | 42,931 | 0 | 42,931 |
| Other liabilities | 177,798 | 6,024 | 183,823 |
| Provisions | 6,677 | 0 | 6,677 |
| Liabilities for current tax | 780 | 828 | 1,608 |
| Long-term debt | 25,739 | 119,098 | 144,837 |
| Trust preferred securities | 4,906 | 5,667 | 10,573 |
| **Total liabilities before deferred tax liabilities** | **1,460,672** | **173,634** | **1,634,306** |
| Deferred tax liabilities | | | 1,175 |
| **Total liabilities** | | | **1,635,481** |

# 43 – Events after the Reporting Period

On February 23, 2016 the Group announced the successful completion of the tender offer to repurchase up to € 3 billion of five Euro-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to € 1.27 billion. In addition, on February 29, 2016 the Group announced the initial results of the tender offer to repurchase up to U.S.$ 2 billion of eight U.S. dollar-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to U.S.$ 740 million. The Group expects to record a positive income in the first quarter of 2016 related to these transactions of approximately € 55 million.

# 44 – Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB and the return on assets according to Article 26a of the German Banking Act

## Staff Costs

| in € m. | 2015 | 2014 |
|---|---|---|
| Staff costs: | | |
| Wages and salaries | 11,163 | 10,466 |
| Social security costs | 2,130 | 2,046 |
| thereof: those relating to pensions | 724 | 659 |
| Total | 13,292 | 12,512 |

## Staff

The average number of effective staff employed in 2015 was 99,423 (2014: 97,689) of whom 44,071 (2014: 43,281) were women. Part-time staff is included in these figures proportionately. An average of 53,623 (2014: 51,932) staff members worked outside Germany.

## Management Board and Supervisory Board Remuneration

The total compensation of the Management Board (in accordance with the German Accounting Standard No. 17) was € 23,913,876 and € 31,709,671 for the years ended December 31, 2015 and 2014, respectively, thereof € 0 and € 10,322,666 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 17,429,709 and € 20,591,504 for the years ended December 31, 2015 and 2014, respectively.

The compensation principles for Supervisory Board members are set forth in our Articles of Association. The compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. The members of the Supervisory Board receive fixed annual compensation. The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount. Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation. 75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares (notional shares) according to the provisions of the Articles of Association. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office according to the provisions of the Articles of Association, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal. In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year. The members of the Supervisory Board received for the financial year 2015 a total remuneration of € 4,850,000 (2014: € 4,588,710), of which € 3,710,417 were paid out in February 2016 (February 2015: € 3,466,532) according to the provisions of the Articles of Association.

Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 210,146,088 and € 222,790,668 at December 31, 2015 and 2014, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 8,914,864 and € 2,378,392 and for members of the Supervisory Board of Deutsche Bank AG to € 712,861 and € 1,028,188 for the years ended December 31, 2015 and 2014, respectively. Members of the Supervisory Board repaid € 125,156 loans in 2015.

## Return on Assets

Article 26a of the German Banking Act defines the return on assets as net profit divided by average total assets. According to this definition the return on assets was –0.38 % and 0.10 % for the years ended December 31, 2015 and 2014, respectively.

## Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG). The declaration is published on Deutsche Bank's website (www.db.com/ir/en/documents.htm).

## Principal Accountant Fees and Services

**Breakdown of the fees charged by the Group's auditor**

| Fee category in € m. | 2015 | 2014 |
|---|---|---|
| Audit fees | 53 | 54 |
| thereof to KPMG AG | 25 | 25 |
| Audit-related fees | 17 | 14 |
| thereof to KPMG AG | 11 | 11 |
| Tax-related fees | 5 | 8 |
| thereof to KPMG AG | 2 | 6 |
| All other fees | 1 | 2 |
| thereof to KPMG AG | 0 | 2 |
| Total fees | 76 | 78 |

# 45 – Country by Country Reporting

§ 26a KWG requires annual disclosure of certain information by country. The disclosed information is derived from the IFRS Group accounts of Deutsche Bank. It is however not reconcilable to other financial information in this report because of specific requirements published by Bundesbank on December 16, 2014 which include the requirement to present the country information prior to elimination of cross-border intra group transactions. In line with these Bundesbank requirements, intra group transactions within the same country are eliminated. These eliminations are identical to the eliminations applied for internal management reporting on countries and consist mostly of dividends paid.

The geographical location of subsidiaries and branches considers the country of incorporation or residence as well as the relevant tax jurisdiction. For the names, nature of activity and geographical location of subsidiaries and branches, please refer to Note 46 "Shareholdings". In addition, Deutsche Bank AG and its subsidiaries have German and foreign branches, for example in London, New York and Singapore. The net revenues are composed of net interest revenues and non-interest revenues.

| | | | | Dec 31, 2015 |
|---|---|---|---|---|
| in € m.<br>(unless stated otherwise) | Net revenues (Turnover) | Employees (full-time equivalent) | Income (loss) before income taxes | Income tax (expense)/ benefit |
| Argentina | 72 | 86 | 48 | (17) |
| Australia | 435 | 527 | 112 | (41) |
| Austria | 29 | 109 | (5) | 1 |
| Belgium | 194 | 641 | 10 | (2) |
| Brazil | 106 | 318 | (49) | 39 |
| Canada | 274 | 28 | 221 | (33) |
| Cayman Islands | 35 | 30 | 18 | 0 |
| Chile | 20 | 39 | 12 | (1) |
| China | 277 | 536 | 142 | (39) |
| Colombia | 0 | 0 | 0 | 0 |
| Czech Republic | 8 | 42 | 2 | 0 |
| Finland | 0 | 4 | 0 | 0 |
| France | 80 | 223 | 10 | (7) |
| Germany | 10,510 | 45,757 | (4,247) | 408 |
| Great Britain | 6,307 | 8,346 | (1,437) | (169) |
| Greece | 0 | 9 | 0 | 0 |
| Guernsey | 6 | 32 | 2 | 0 |
| Hong Kong | 1,129 | 1,307 | 204 | (61) |
| Hungary | 17 | 59 | 5 | (1) |
| India | 603 | 11,368 | 450 | (201) |
| Indonesia | 131 | 312 | 73 | (23) |
| Ireland | 36 | 538 | 9 | (1) |
| Israel | 9 | 11 | 5 | (1) |
| Italy | 1,048 | 3,897 | 42 | (46) |
| Japan | 626 | 687 | 246 | (83) |
| Jersey | 28 | 91 | 5 | 0 |
| Latvia | 2 | 0 | 0 | 0 |
| Luxembourg | 1,567 | 607 | 1,167 | (192) |
| Malaysia | 67 | 218 | 38 | (10) |
| Malta | 89 | 4 | 88 | (18) |
| Mauritius | 51 | 213 | 57 | (13) |
| Mexico | 95 | 131 | 59 | (17) |
| Netherlands | 466 | 781 | 146 | (1) |
| New Zealand | 27 | 28 | 4 | (2) |
| Norway | 0 | 2 | 0 | 0 |
| Pakistan | 20 | 75 | 14 | (5) |
| Peru | 25 | 21 | 22 | (6) |
| Philippines | 38 | 2,117 | 16 | (1) |
| Poland | 273 | 2,224 | 14 | (12) |
| Portugal | 79 | 427 | 16 | (6) |
| Qatar | 0 | 3 | (1) | 0 |
| Romania | 5 | 438 | 8 | (1) |
| Russian Fed. | 159 | 1,374 | (6) | (18) |
| Saudi Arabia | 47 | 69 | 25 | (5) |
| Singapore | 759 | 2,065 | 79 | 15 |
| South Africa | 45 | 107 | 16 | (1) |
| South Korea | 152 | 300 | 47 | (8) |
| Spain | 542 | 2,558 | 0 | (3) |
| Sri Lanka | 21 | 69 | 11 | (7) |
| Sweden | 3 | 39 | (1) | 0 |
| Switzerland | 448 | 715 | 117 | (37) |
| Taiwan | 101 | 195 | 57 | (4) |
| Thailand | 36 | 134 | 3 | (1) |
| Turkey | 65 | 143 | 27 | (7) |
| UAE | 37 | 173 | (13) | (1) |
| Ukraine | 10 | 25 | 7 | (1) |
| USA | 7,453 | 10,784 | (2,899) | (202) |
| Vietnam | 15 | 69 | 6 | (1) |

## Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB's annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. They will have an immaterial impact on the Group's consolidated financial statements. The amendments have been endorsed by the EU.

## IAS 1

In December 2014, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have been endorsed by the EU.

# 03 –
# Acquisitions and Dispositions

## Business Combinations completed in 2015 and 2014

During 2015 and 2014, the Group did not undertake any acquisitions accounted for as business combinations.

## Business Combinations completed in 2013

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH ("Xetb"), which is the holding company of Xchanging Transaction Bank GmbH ("XTB"). The purchase price paid for the step-acquisition consisted of a base component of € 41 million, subject to certain adjustments. Of that amount, € 36 million was paid as cash consideration by the acquirer. The remaining € 5 million was paid by XTB to the seller, Xchanging plc. ("Xchanging"), in the course of closing the transaction, which resulted in a reduction of the acquired net assets. The agreement between Deutsche Bank and Xchanging was signed in May 2013. As the required approvals had been obtained, including those from regulatory authorities and the shareholders of Xchanging, the change of control to Deutsche Bank became effective on September 1, 2013 (the acquisition date). On closing the transaction, Deutsche Bank gained full ownership and operating control over XTB. The transaction was intended to contribute to Deutsche Bank's Strategy 2015+ to improve operating efficiency and to reduce process duplication, complexity and costs.

Xetb was established as a joint venture with Xchanging in 2004 and is the holding company of XTB, the Group's former wholly-owned subsidiary european transaction bank ag ("etb"). XTB provides services in relation to the securities processing business for Deutsche Bank as well as for external clients. The acquired entities were integrated into Deutsche Bank's infrastructure operations. Prior to obtaining control over XTB, the Group directly held 49 % of the shares in Xetb, giving it the ability to significantly influence the investee's financial and operating policies. Accordingly and up until closing date, XetB, including its subsidiary XTB, had been accounted for using the equity method. The acquisition-date fair value of the equity interest in the acquiree amounted to € 21 million. The remeasurement to fair value did not result in any gain or loss.

The acquisition accounting was finalized in the second quarter 2014, resulting in a net increase of the purchase consideration paid and a corresponding increase of goodwill recognized of € 1 million each. Accordingly, the final amount of goodwill originating from the transaction amounted to € 38 million, which has been allocated to PBC (€ 25 million),

GTB (€ 6 million), CB&S (€ 5 million) and Deutsche AWM (€ 2 million). The reconciliation of the total purchase consideration and the opening balance sheet as of the acquisition date is as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

| in € m. | |
|---|---|
| Cash consideration transferred | 36 |
| Fair value of pre-existing stakes | 21 |
| Deduction for settlement of pre-existing relationship | 8 |
| **Total purchase consideration, including fair value of the Group's equity interest held before the business combination** | **50** |
| **Recognized amounts of identifiable assets acquired and liabilities assumed:**[1] | |
| Cash and cash equivalents | 6 |
| Financial assets available for sale | 24 |
| Intangible assets | 6 |
| All other assets | 31 |
| Provisions | 22 |
| All other liabilities | 34 |
| **Total identifiable net assets** | **12** |
| Goodwill | 38 |
| **Total identifiable net assets and goodwill acquired** | **50** |

[1] By major class of assets acquired and liabilities assumed.

Prior to the acquisition, Deutsche Bank and XTB were parties in a joint service contract arrangement for the provision of securities processing services to Deutsche Bank. The service arrangement has been identified as a pre-existing relationship, which is accounted for separately from the aforementioned purchase transaction. The service contract, which would have expired in May 2016, was terminated in connection with the closing of the transaction. The settlement amount attributable to the service contract was determined using a discounted cash flow approach. Its recognition resulted in a loss of € 8 million, which was recorded in general and administrative expenses in the Group's income statement for 2013.

## Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2015 and 2014, the Group did not engage in acquisitions or dispositions of noncontrolling interests while retaining control over the related subsidiaries.

## Postbank

In concluding the domination agreement with Deutsche Postbank AG ("Postbank") in 2012, Deutsche Bank had derecognized from the Group's total equity the remaining noncontrolling interest of € 248 million in Postbank as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Through December 31, 2014, a total of approximately 0.5 million Postbank shares (equal to about 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank under the domination agreement, thereby increasing the Group's direct shareholding to 94.1 % at that time.

On April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7 %) of the Postbank shares, thereby increasing the Group's ownership stake from 94.1 % to 96.8 %. Overall, the transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015.

On April 27, 2015, Deutsche Bank requested Postbank to prepare a squeeze-out of the minority shareholders pursuant to Section 327a et seq. of the German Stock Corporation Act. In the specified squeeze-out request to Postbank on July 7, 2015, the amount of cash compensation was set at € 35.05 per Postbank share. After approval of the squeeze-out at the Postbank annual general meeting held on August 28, 2015, a loss before income tax of € 69 million was recorded in the third quarter 2015 in C&A.

After a clearance proceeding in front of the Higher Regional Court Cologne, the squeeze-out was entered into the commercial register on December 21, 2015. At settlement on December 30, 2015, Deutsche Bank acquired the remaining 3.2 % shares in Postbank for a total consideration of € 245 million and so owns directly and indirectly 100 % of the Postbank shares.

## Dispositions

During 2015, 2014 and 2013, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included businesses the Group had previously classified as held for sale. The total cash consideration received for these dispositions in 2015, 2014 and 2013 was € 555 million, € 1.9 billion and € 57 million, respectively. The table below shows the assets and liabilities that were included in these disposals.

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Cash and cash equivalents | 0 | 0 | 156 |
| All remaining assets | 443 | 8,346 | 33 |
| Total assets disposed | 443 | 8,346 | 189 |
| Total liabilities disposed | 52 | 6,602 | 196 |

# 04 – Business Segments and Related Information

The Group's segmental information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Corporate Banking & Securities. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 65.4 million for full year 2014. This increase is offset in Group Consolidated figures through a reversal in C&A. Prior period comparatives have not been adjusted due to immateriality. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35 %. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

## Business Segments

The Group's business segments represent the Group's organizational structure comprising five Corporate Divisions: Corporate Banking & Securities (CB&S), Private & Business Clients (PBC), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (Deutsche AWM) and Non-Core Operations Unit (NCOU). From 2016 onwards and in accordance with the Group's Strategy 2020 the Group's business operations are going to be organized under a new structure with the segments Global Markets (GM), Corporate & Investment Banking (CIB), Private, Wealth and Commercial Clients (PW&CC), Postbank, Deutsche Asset Management (AM) and Non-Core Operations Unit (NCOU).

As part of the ongoing optimisation of the Group's business model, in response to the changing market and regulatory environment, the Group continued to evaluate the Group's business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, the Group announced the cessation of most trading in single name CDS and physical precious metals.

In 2013 Deutsche AWM revised their revenue disclosure categories. The new revenue disclosure segregates revenues by their character and type to allow distinction into Recurring and Non-recurring components, Net interest revenues and Revenues from other products. The new disclosure is more aligned with the market convention, adds transparency and allows for more coherent analysis of the business. Prior periods were restated to reflect these changes.

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

- In 2015, GTB uses a higher level of detail for its externally reported revenue categories, i.e., "Trade Finance & Cash Management Corporates", "Institutional Cash & Securities Services" and "Other Products", formerly part of "Transaction Services", in order to provide more transparency on GTB's revenue composition in line with the internal management responsibilities and management information presentation
- In 2014, PBC revised product revenue disclosure categories. PBC introduced a new revenue category "Postal and supplementary Postbank Services", formerly part of other revenues, to provide more transparency on PBC's revenue composition. Prior periods were restated to reflect these changes.
- During the fourth quarter of 2013, the decision was taken to scale down and discontinue elements of the commodities business. The portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. SCG contains assets, liabilities and contingent risks related to Energy, Agriculture, Base Metals and Dry Bulk exposures. The comparatives for CB&S and NCOU have been restated accordingly. The continued commodities business remains in CB&S.
- In 2013, the long-term cash lending portfolio of German MidCap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB.

## Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions: Consolidation & Adjustments". The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker. Segment assets are presented in the Group's internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances.

Non-IFRS compliant accounting methods are rarely used in the Group's management reporting and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in C&A) and a component of net income appropriation under IFRS.

Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates a net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment's allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These measures include:

**Average Active Equity** – The Group calculates average active equity by subtracting from average shareholders' equity average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group's ratios based on average active equity should not be compared to other companies' ratios without considering differences in the calculations.

The total amount of average active equity allocated is determined based on the higher of the Group's overall economic risk exposure or regulatory capital demand. Starting 2015, the Group refined its allocation of average active equity to the business segments to reflect the communicated capital and leverage targets. Under the new methodology, the internal demand for regulatory capital is based on a Common Equity Tier 1 target ratio of 10 % (11 % from June 2015 and 12.5 % from December 2015) and on a CRD 4 leverage target ratio of 3.5 % (5 % from June 2015 and 4.5 % from December 2015) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the CRD 4 leverage target ratio, excess average equity is assigned to C&A. Average Active Equity is a blend of the aforementioned different targets.

## Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS please see "Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations".

## Entity-Wide Disclosures

The Group's Entity-Wide Disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the Bank's management approach. For detail on the Group's Net Revenue Components please see "Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions".

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2015, 2014 and 2013, respectively. The information presented for CB&S, GTB, Deutsche AWM, PBC and NCOU has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Germany: | | | |
| CB&S | 731 | 860 | 994 |
| PBC | 7,241 | 7,662 | 7,654 |
| GTB | 1,234 | 1,251 | 1,339 |
| Deutsche AWM | 1,399 | 1,356 | 1,196 |
| NCOU | (287) | (185) | 360 |
| **Total Germany** | **10,318** | **10,945** | **11,542** |
| UK: | | | |
| CB&S | 5,021 | 3,794 | 3,965 |
| PBC | (0) | (0) | 0 |
| GTB | 381 | 317 | 289 |
| Deutsche AWM | 1,039 | 589 | 984 |
| NCOU | (73) | 8 | (76) |
| **Total UK** | **6,367** | **4,708** | **5,163** |
| Rest of Europe, Middle East and Africa: | | | |
| CB&S | 645 | 933 | 868 |
| PBC | 1,608 | 1,879 | 1,726 |
| GTB | 1,026 | 941 | 952 |
| Deutsche AWM | 921 | 790 | 872 |
| NCOU | 9 | 2 | (33) |
| **Total Rest of Europe, Middle East and Africa** | **4,209** | **4,545** | **4,385** |
| Americas (primarily United States): | | | |
| CB&S | 4,895 | 5,461 | 4,824 |
| PBC | 0 | (21) | (21) |
| GTB | 1,146 | 887 | 830 |
| Deutsche AWM | 1,432 | 1,435 | 1,174 |
| NCOU | 754 | 345 | 670 |
| **Total Americas** | **8,227** | **8,108** | **7,477** |
| Asia/Pacific: | | | |
| CB&S | 2,927 | 2,582 | 2,750 |
| PBC | 62 | 44 | 36 |
| GTB | 829 | 723 | 615 |
| Deutsche AWM | 617 | 533 | 492 |
| NCOU | (1) | 2 | (25) |
| **Total Asia/Pacific** | **4,434** | **3,884** | **3,868** |
| **Consolidation & Adjustments** | **(30)** | **(240)** | **(519)** |
| **Consolidated net revenues[1]** | **33,525** | **31,949** | **31,915** |

Note: Prior periods have been restated.
1 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

# Notes to the Consolidated Income Statement

## 05 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

### Net Interest Income

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Interest and similar income: | | | |
| Interest-earning deposits with banks | 499 | 683 | 759 |
| Central bank funds sold and securities purchased under resale agreements | 377 | 408 | 412 |
| Interest income on financial assets available for sale | 1,292 | 1,341 | 1,312 |
| Dividend income on financial assets available for sale | 300 | 97 | 81 |
| Loans | 12,219 | 11,820 | 11,941 |
| Other | 783 | 848 | 366 |
| Total interest and similar income not at fair value through profit or loss | 15,470 | 15,196 | 14,872 |
| Financial assets at fair value through profit or loss | 10,496 | 9,805 | 10,729 |
| Total interest and similar income | 25,967 | 25,001 | 25,601 |
| Interest expense: | | | |
| Interest-bearing deposits | 2,764 | 3,210 | 3,360 |
| Central bank funds purchased and securities sold under repurchase agreements | 153 | 160 | 186 |
| Other short-term borrowings | 229 | 214 | 285 |
| Long-term debt | 1,480 | 1,882 | 1,568 |
| Trust preferred securities | 568 | 785 | 849 |
| Other | 357 | 214 | (16) |
| Total interest expense not at fair value through profit or loss | 5,552 | 6,465 | 6,232 |
| Financial liabilities at fair value through profit or loss | 4,534 | 4,264 | 4,535 |
| Total interest expense | 10,086 | 10,729 | 10,767 |
| Net interest income | 15,881 | 14,272 | 14,834 |

Interest income recorded on impaired financial assets was € 67 million, € 94 million and € 76 million for the years ended December 31, 2015, 2014 and 2013, respectively.

### Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Trading income: | | | |
| Sales & Trading (equity) | 98 | 1,686 | 1,569 |
| Sales & Trading (debt and other products) | 3,899 | 2,583 | 2,469 |
| Total Sales & Trading | 3,996 | 4,269 | 4,039 |
| Other trading income | (122) | 137 | (377) |
| **Total trading income** | **3,874** | **4,407** | **3,662** |
| **Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:** | | | |
| Breakdown by financial asset/liability category: | | | |
| Securities purchased/sold under resale/repurchase agreements | 3 | (15) | 31 |
| Securities borrowed/loaned | 0 | 0 | 0 |
| Loans and loan commitments | (453) | (20) | (46) |
| Deposits | 0 | (1) | 73 |
| Long-term debt[1] | 761 | (538) | 133 |
| Other financial assets/liabilities designated at fair value through profit or loss | (344) | 467 | (35) |
| **Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss** | **(32)** | **(108)** | **155** |
| **Total net gains (losses) on financial assets/liabilities at fair value through profit or loss** | **3,842** | **4,299** | **3,817** |

[1] Includes € (0.5) million, € 48 million and € (86) million from securitization structures for the years ended December 31, 2015, 2014 and 2013, respectively. Fair value movements on related instruments of € 0.8 million, € (315) million and € 390 million for December 31, 2015, 2014 and 2013, respectively, are reported within trading income. The total of these gains and losses represents the Group's share of the losses in these consolidated securitization structures.

### Combined Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Net interest income | 15,881 | 14,272 | 14,834 |
| Net gains (losses) on financial assets/liabilities at fair value through profit or loss | 3,842 | 4,299 | 3,817 |
| **Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss** | **19,723** | **18,570** | **18,651** |
| **Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:** | | | |
| Sales & Trading (equity) | 2,502 | 2,302 | 2,111 |
| Sales & Trading (debt and other products) | 7,909 | 6,591 | 5,976 |
| Total Sales & Trading | 10,411 | 8,893 | 8,087 |
| Loan products[1] | 623 | 688 | 587 |
| Remaining products[2] | (440) | (62) | 69 |
| Corporate Banking & Securities | 10,594 | 9,519 | 8,743 |
| Private & Business Clients | 5,837 | 5,893 | 5,817 |
| Global Transaction Banking | 2,133 | 2,205 | 1,940 |
| Deutsche Asset & Wealth Management | 1,615 | 1,500 | 1,550 |
| Non-Core Operations Unit | (631) | (612) | 176 |
| Consolidation & Adjustments | 176 | 65 | 423 |
| **Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss** | **19,723** | **18,570** | **18,651** |

[1] Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2] Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically drive income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. The above table combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within CB&S.

# 06 – Commissions and Fee Income

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Commission and fee income and expense:** | | | |
| Commission and fee income | 16,412 | 15,746 | 15,252 |
| Commission and fee expense | 3,647 | 3,337 | 2,943 |
| **Net commissions and fee income** | **12,765** | **12,409** | **12,308** |

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Net commissions and fee income:** | | | |
| Net commissions and fees from fiduciary activities | 4,480 | 3,745 | 3,646 |
| Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities | 4,134 | 4,033 | 3,920 |
| Net fees for other customer services | 4,151 | 4,632 | 4,742 |
| **Net commissions and fee income** | **12,765** | **12,409** | **12,308** |

# 07 – Net Gains (Losses) on Financial Assets Available for Sale

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Net gains (losses) on financial assets available for sale:** | | | |
| Net gains (losses) on debt securities: | 48 | 153 | 321 |
| Net gains (losses) from disposal | 58 | 144 | 319 |
| Impairments | (10) | 9 | 2 |
| Net gains (losses) on equity securities: | 104 | 109 | 77 |
| Net gains (losses) from disposal/remeasurement | 156 | 121 | 92 |
| Impairments | (52) | (12) | (15) |
| Net gains (losses) on loans: | 52 | (9) | 6 |
| Net gains (losses) from disposal | 83 | 16 | 33 |
| Impairments | (31) | (25) | (27) |
| Reversal of impairments | 0 | 0 | 0 |
| Net gains (losses) on other equity interests: | 1 | (12) | (12) |
| Net gains (losses) from disposal | 14 | 9 | 9 |
| Impairments | (13) | (21) | (21) |
| **Total net gains (losses) on financial assets available for sale** | **203** | **242** | **394** |

Please also refer to Note 16 "Financial Assets Available for Sale" of this report.

# 08 – Other Income

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Other income: | | | |
| Net income from investment properties | 40 | 57 | 23 |
| Net gains (losses) on disposal of investment properties | (18) | 5 | (3) |
| Net gains (losses) on disposal of consolidated subsidiaries | (24) | 18 | 4 |
| Net gains (losses) on disposal of loans | 237 | (2) | 288 |
| Insurance premiums[1] | 108 | 141 | 190 |
| Net income (loss) from hedge relationships qualifying for hedge accounting | (910) | (1,349) | (1,227) |
| Consolidated investments | 470 | 949 | 881 |
| Remaining other income | 763 | 290 | 37 |
| Total other income (loss) | 669 | 108 | 193 |

[1] Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

# 09 – General and Administrative Expenses

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| General and administrative expenses: | | | |
| IT costs | 3,664 | 3,333 | 3,074 |
| Occupancy, furniture and equipment expenses | 1,944 | 1,978 | 2,073 |
| Professional service fees | 2,283 | 2,029 | 1,772 |
| Communication and data services | 807 | 725 | 706 |
| Travel and representation expenses | 505 | 521 | 516 |
| Banking and transaction charges | 598 | 660 | 743 |
| Marketing expenses | 294 | 293 | 294 |
| Consolidated investments | 406 | 811 | 797 |
| Other expenses[1] | 8,129 | 4,305 | 5,151 |
| Total general and administrative expenses | 18,632 | 14,654 | 15,126 |

[1] Includes litigation related expenses of € 5.2 billion in 2015, € 1.6 billion in 2014 and € 3.0 billion in 2013. See Note 29 "Provisions", for more detail on litigation.

# 10 – Restructuring

Restructuring formed part of the Group's Operational Excellence (OpEx) program which ended in December 2015. Additionally it includes parts of the new Strategy 2020 initiative which was announced in 2015. Strategy 2020 contains initiatives to reposition Investment Banking, reshape the retail business, rationalize the geographic footprint and transform the operating model – with the aim of achieving net savings of € 1 to 1.5 billion by 2018.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 710 million were recognized during 2015 (2014: € 133 million), thereof € 616 million for Strategy 2020 initiative mostly driven by Private & Business Clients.

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Corporate Banking & Securities | (124) | (112) | (130) |
| Private & Business Clients | (587) | (9) | (22) |
| Global Transaction Banking | (3) | (10) | (54) |
| Deutsche Asset & Wealth Management | 4 | 3 | (170) |
| Non-Core Operations Unit | 1 | (4) | (25) |
| Infrastructure/Regional Management | 0 | 0 | 0 |
| Consolidation & Adjustments | 0 | 0 | 0 |
| **Total Net Restructuring Charges** | **(710)** | **(133)** | **(399)** |

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Restructuring – Staff related | (663) | (124) | (364) |
| thereof: | | | |
| Termination Benefits | (602) | (94) | (287) |
| Retention Acceleration | (61) | (29) | (72) |
| Social Security | (0) | (1) | (4) |
| Restructuring – Non Staff related | (46) | (9) | (35) |
| **Total Net Restructuring Charges** | **(710)** | **(133)** | **(399)** |

Provisions for restructuring amounted to € 651 million and € 120 million as of December 31, 2015 and December 31, 2014, respectively. The majority of the current provisions for restructuring are expected to be utilized in the next three years.

During 2015, 662 full-time equivalent staff was reduced through restructuring (2014: 1,371).

| Full-time equivalent staff | 2015 | 2014 |
|---|---|---|
| Corporate Banking & Securities | 186 | 319 |
| Private & Business Clients | 126 | 92 |
| Global Transaction Banking | 51 | 157 |
| Deutsche Asset & Wealth Management | 37 | 207 |
| Non-Core Operations Unit | 1 | 11 |
| Infrastructure/Regional Management | 261 | 585 |
| **Total full-time equivalent staff** | **662** | **1,371** |

# 11 – Earnings per Share

Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

### Computation of basic and diluted earnings per share

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share** | **(7,022)**[1] | **1,663** | **666** |
| Effect of dilutive securities: | | | |
| Forwards and options | 0 | 0 | 0 |
| Convertible debt | 0 | 0 | 0 |
| **Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share** | **(7,022)**[1] | **1,663** | **666** |
| Number of shares in million | | | |
| **Weighted-average shares outstanding – denominator for basic earnings per share** | **1,387.9** | **1,241.9** | **1,045.4** |
| Effect of dilutive securities: | | | |
| Forwards | 0.0 | 0.0 | 0.0 |
| Employee stock compensation options | 0.0 | 0.0 | 0.0 |
| Convertible debt | 0.0 | 0.0 | 0.0 |
| Deferred shares | 0.0 | 27.6 | 27.8 |
| Other (including trading options) | 0.0 | 0.0 | 0.0 |
| Dilutive potential common shares | 0.0 | 27.6 | 27.8 |
| **Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share** | **1,387.9** | **1,269.5** | **1,073.2** |

[1] Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.

### Earnings per share

| in € | 2015 | 2014 | 2013 |
|---|---|---|---|
| Basic earnings per share | (5.06) | 1.34 | 0.64 |
| Diluted earnings per share | (5.06) | 1.31 | 0.62 |

On June 25, 2014, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively.

Due to the net loss situation for 2015 potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would have been anti-dilutive and hence decreased the net loss per share.

### Instruments outstanding and not included in the calculation of diluted earnings per share[1]

| Number of shares in m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Forward purchase contracts | 0.0 | 0.0 | 0.0 |
| Convertible debt | 0.0 | 0.0 | 0.0 |
| Put options sold | 0.0 | 0.0 | 0.0 |
| Call options sold | 0.0 | 0.0 | 0.0 |
| Employee stock compensation options | 0.0 | 0.1 | 0.2 |
| Deferred shares | 52.5 | 0.0 | 0.0 |

[1] Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

# Notes to the Consolidated Balance Sheet

## 12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Financial assets classified as held for trading:** | | |
| Trading assets: | | |
| Trading securities | 179,256 | 177,639 |
| Other trading assets[1] | 16,779 | 18,041 |
| Total trading assets | 196,035 | 195,681 |
| Positive market values from derivative financial instruments | 515,594 | 629,958 |
| **Total financial assets classified as held for trading** | **711,630** | **825,639** |
| **Financial assets designated at fair value through profit or loss:** | | |
| Securities purchased under resale agreements | 51,073 | 60,473 |
| Securities borrowed | 21,489 | 20,404 |
| Loans | 12,451 | 15,331 |
| Other financial assets designated at fair value through profit or loss | 24,240 | 21,078 |
| **Total financial assets designated at fair value through profit or loss** | **109,253** | **117,285** |
| **Total financial assets at fair value through profit or loss** | **820,883** | **942,924** |

[1] Includes traded loans of € 15.5 billion and € 16.7 billion at December 31, 2015 and 2014 respectively.

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Financial liabilities classified as held for trading:** | | |
| Trading liabilities: | | |
| Trading securities | 51,326 | 41,112 |
| Other trading liabilities | 977 | 731 |
| Total trading liabilities | 52,303 | 41,843 |
| Negative market values from derivative financial instruments | 494,076 | 610,202 |
| **Total financial liabilities classified as held for trading:** | **546,380** | **652,045** |
| **Financial liabilities designated at fair value through profit or loss:** | | |
| Securities sold under repurchase agreements | 31,637 | 21,053 |
| Loan commitments | 79 | 99 |
| Long-term debt | 8,710 | 9,919 |
| Other financial liabilities designated at fair value through profit or loss | 4,425 | 6,061 |
| **Total financial liabilities designated at fair value through profit or loss** | **44,852** | **37,131** |
| Investment contract liabilities[1] | 8,522 | 8,523 |
| **Total financial liabilities at fair value through profit or loss** | **599,754** | **697,699** |

[1] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 "Insurance and Investment Contracts", for more detail on these contracts.

### Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 85 billion and € 96 billion as of December 31, 2015, and 2014, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.

**Changes in fair value of loans[1] and loan commitments attributable to movements in counterparty credit risk[2]**

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Loans | Loan commitments | Loans | Loan commitments |
| Notional value of loans and loan commitments exposed to credit risk | 4,455 | 8,604 | 5,146 | 15,393 |
| Annual change in the fair value reflected in the Statement of Income | (0) | (46) | 3 | 43 |
| Cumulative change in the fair value[3] | 9 | 29 | 14 | 470 |
| Notional of credit derivatives used to mitigate credit risk | 257 | 4,203 | 417 | 8,152 |
| Annual change in the fair value reflected in the Statement of Income | (2) | 1 | (1) | (19) |
| Cumulative change in the fair value[3] | (4) | (154) | (3) | (257) |

[1] Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
[2] Determined using valuation models that exclude the fair value impact associated with market risk.
[3] Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

**Changes in fair value of financial liabilities attributable to movements in the Group's credit risk[1]**

| in € m. | Dec 31, 2015 | Dec 31, 2014[2] |
|---|---|---|
| Annual change in the fair value reflected in the Statement of Income | (78) | 45 |
| Cumulative change in the fair value | 71 | 202 |

[1] The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entity have been excluded as this is not related to the Group's credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds.
[2] In 2015 the prior year numbers were restated (increase of € 68 million in both annual and cumulative change in the fair value).

**The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities[1]**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Including undrawn loan commitments[2] | 10,513 | 18,261 |
| Excluding undrawn loan commitments | 2,203 | 1,621 |

[1] Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date.
[2] The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility.

# 13 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

### Reclassified Financial Assets

| in € bn. (unless stated otherwise) | Trading assets reclassified to loans | Financial assets available for sale reclassified to loans |
|---|---|---|
| Carrying value at reclassification date | 26.6 | 11.4 |
| Unrealized fair value losses in accumulated other comprehensive income | 0.0 | (1.1) |
| Effective interest rates at reclassification date: | | |
| upper range | 13.1 % | 9.9 % |
| lower range | 2.8 % | 3.9 % |
| Expected recoverable cash flows at reclassification date | 39.6 | 17.6 |

### Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Carrying value | Fair value | Carrying value | Fair Value |
| Trading assets reclassified to loans: | | | | |
| Securitization assets | 1,382 | 1,346 | 1,983 | 2,124 |
| Debt securities | 396 | 405 | 1,067 | 1,160 |
| Loans | 916 | 857 | 1,146 | 888 |
| Total trading assets reclassified to loans | 2,695 | 2,608 | 4,197 | 4,171 |
| Financial assets available for sale reclassified to loans: | | | | |
| Securitization assets | 1,540 | 1,470 | 1,782 | 1,743 |
| Debt securities | 168 | 179 | 1,378 | 1,493 |
| Total financial assets available for sale reclassified to loans | 1,708 | 1,648 | 3,160 | 3,236 |
| Total financial assets reclassified to loans | 4,403[1] | 4,256 | 7,357 | 7,408 |

[1] There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect decreases carrying value by € 3 million and increases by € 86 million as at December 31, 2015 and December 31, 2014 respectively.

All reclassified assets are managed by the NCOU and disposal decisions across this portfolio are made by the NCOU in accordance with their remit to take the de-risking decisions. For the year ended December 31, 2015, the Group sold reclassified assets with a carrying value of € 2.9 billion, resulting in a net gain of € 0.3 billion on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 0.3 billion. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 0.1 billion.

### Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses | 141 | 342 | 245 |
| Impairment (losses)/Reversal on the reclassified financial assets available for sale which were impaired | 12 | (6) | 9 |
| Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired | (32) | 137 | 130 |

Pre-tax contribution of all reclassified assets to the income statement

| in € m. | 2015 | 2014 | 2013 |
|---|---|---|---|
| Interest income | 127 | 161 | 272 |
| Provision for credit losses | 28 | (40) | (348) |
| Other income[1] | 199 | 5 | (141) |
| **Income before income taxes on reclassified trading assets** | **353** | 126 | (217) |
| Interest income | 54 | 97 | 96 |
| Provision for credit losses | 16 | (13) | (25) |
| Other income[1] | 72 | 0 | (66) |
| **Income before income taxes on reclassified financial assets available for sale** | **142** | 84 | 5 |

[1] Relates to gains and losses from the sale of reclassified assets.

# Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into the NCOU upon creation of the new division in the fourth quarter of 2012. The NCOU has been tasked to accelerate de-risking to reduce total capital demand and IFRS assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassified in 2008 and 2009

| | | | Dec 31, 2015 | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|
| in € m. | Carrying value (CV) | Fair value (FV) | Unrealized gains/(losses) | Carrying value (CV) | Fair value (FV) | Unrealized gains/(losses) |
| Securitization assets and debt securities reclassified: | | | | | | |
| US municipal bonds | 405 | 423 | 19 | 2,302 | 2,503 | 201 |
| Student loans ABS | 1,456 | 1,478 | 22 | 1,464 | 1,529 | 65 |
| CDO/CLO | 534 | 498 | (36) | 717 | 689 | (28) |
| Covered bond | 298 | 234 | (64) | 893 | 987 | 95 |
| Commercial mortgages securities | 175 | 176 | 1 | 187 | 192 | 5 |
| Residential mortgages ABS | 92 | 93 | 1 | 83 | 92 | 9 |
| Other[1] | 529 | 498 | (31) | 566 | 528 | (38) |
| **Total securitization assets and debt securities reclassified** | **3,487** | **3,400** | **(88)** | 6,211 | 6,520 | 309 |
| Loans reclassified: | | | | | | |
| Commercial mortgages | 56 | 54 | (1) | 227 | 226 | 0 |
| Residential mortgages | 810 | 753 | (57) | 871 | 616 | (255) |
| Other | 50 | 49 | (1) | 49 | 46 | (3) |
| **Total loans reclassified** | **916** | **857** | **(59)** | 1,146 | 888 | (259) |
| **Total financial assets reclassified to loans** | **4,403** | **4,256** | **(147)** | 7,357 | 7,408 | 51 |

[1] Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

# Securitized Assets and Debt Securities

**Municipal Bonds** – The US Municipal bonds have a fair value above carrying value due to being predominantly fixed rate instruments with interest rates falling since reclassification. The carrying value decrease is predominantly due to sales of € 2 billion.

**CDO/CLO** – This comprises a diverse portfolio with a variety of underlying assets and tranching levels in the capital structure. The difference between carrying value and fair value arises due to a number of factors including liquidity and the fair value model capturing market expectations of lifetime expected losses compared with the amortized cost impairment model largely based on incurred credit losses. The main movement in the carrying value is due to principal paydowns in the period of € 0.2 billion.

**Covered Bonds** – The remaining exposure in the portfolio is to Spanish government issuers. The carrying value decrease is predominantly due to sales of € 0.6 billion.

**Student Loans ABS** – The carrying value decrease is predominantly due to sales partly offset by FX movements.

**Commercial Mortgages Securities** – The reduction in carrying value is predominantly due to sales and principal repayments.

**Other** – The reduction in carrying value is due to principal repayments offset by FX movements.

### Loans

**Commercial Mortgages** – The carrying value change is predominantly due to redemptions in the period of € 0.1 billion.

**Residential Mortgages** – This category includes residential mortgages in the UK, Italy, Spain and Germany. The carrying value fair value gap has narrowed due to further price transparency on the fair value.

# 14 – Financial Instruments carried at Fair Value

## Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

**Prices Quoted in Active Markets** – The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent prices at which regularly and recently occurring transactions take place.

**Valuation Techniques** – The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models, for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

**Valuation Adjustments** – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, liquidity, counterparty/own credit and funding risk. Bid-offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore for the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty Credit Valuation Adjustments (CVAs) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (OTC) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including Credit Default Swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group's financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates Debt Valuation Adjustments (DVA) to measure the change in the Group's own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties' potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the probability of default of the Group, based on the Group's market CDS level. The change in the Group's own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset.

When determining CVA and DVA, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Funding Valuation Adjustments (FVA) are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.

Validation and Control – The Group has an independent specialised valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.

Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group's Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

## Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

**Level 1 – Instruments valued using quoted prices in active markets** are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group's inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

**Level 2 – Instruments valued with valuation techniques using observable market data** are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

**Level 3 – Instruments valued using valuation techniques using market data which is not directly observable** are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO's (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value[1]

| | Dec 31, 2015 | | | Dec 31, 2014 | | |
|---|---|---|---|---|---|---|
| in € m. | Quoted prices in active market (Level 1) | Valuation technique observable parameters (Level 2) | Valuation technique unobservable parameters (Level 3) | Quoted prices in active market (Level 1) | Valuation technique observable parameters (Level 2) | Valuation technique unobservable parameters (Level 3) |
| Financial assets held at fair value: | | | | | | |
| Trading assets | 90,031 | 93,253 | 12,751 | 82,020 | 100,505 | 13,155 |
| Trading securities | 89,718 | 82,869 | 6,669 | 81,789 | 86,894 | 8,957 |
| Other trading assets | 313 | 10,384 | 6,082 | 232 | 13,611 | 4,198 |
| Positive market values from derivative financial instruments | 5,629 | 500,520 | 9,445 | 5,439 | 614,960 | 9,559 |
| Financial assets designated at fair value through profit or loss | 18,024 | 86,751 | 4,478 | 8,826 | 104,307 | 4,152 |
| Financial assets available for sale | 43,260 | 25,449 | 4,874 | 36,272 | 23,597 | 4,427 |
| Other financial assets at fair value | 0 | 3,136[2] | 0 | 0 | 4,335[2] | 0 |
| **Total financial assets held at fair value** | **156,943** | **709,109** | **31,549** | **132,558** | **847,705** | **31,294** |
| Financial liabilities held at fair value: | | | | | | |
| Trading liabilities | 40,185 | 12,102 | 18 | 25,290 | 16,510 | 43 |
| Trading securities | 40,154 | 11,155 | 18 | 25,244 | 15,826 | 43 |
| Other trading liabilities | 30 | 947 | 0 | 46 | 685 | 0 |
| Negative market values from derivative financial instruments | 5,528 | 480,668 | 7,879 | 5,890 | 597,759 | 6,553 |
| Financial liabilities designated at fair value through profit or loss | 2 | 41,797 | 3,053 | 2 | 34,763 | 2,366 |
| Investment contract liabilities[3] | 0 | 8,522 | 0 | 0 | 8,523 | 0 |
| Other financial liabilities at fair value | 0 | 6,492[2] | (1,146)[4] | 0 | 5,561[2] | (552)[4] |
| **Total financial liabilities held at fair value** | **45,715** | **549,581** | **9,805** | **31,181** | **663,117** | **8,410** |

1 Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".
2 Predominantly relates to derivatives qualifying for hedge accounting.
3 These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 41 "Insurance and Investment Contracts" for more detail on these contracts.
4 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There were transfers from level 2 to level 1 on trading securities (€ 8 billion of liabilities) based on liquidity testing procedures and € 10 billion on financial assets designated at fair value through profit or loss due to reclassification of a Treasury portfolio.

## Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

**Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities** – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

**Mortgage- and Other Asset-Backed Securities (MBS/ABS)** include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

**Loans** – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

**Over-The-Counter Derivative Financial Instruments** – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

**Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option** – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the "Over-The-Counter Derivative Financial Instruments" section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

**Investment Contract Liabilities** – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

## Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

**Trading Securities** – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the year is mainly due to a combination of sales and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

**Positive and Negative Market Values from Derivative Instruments** categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in assets was due to settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments. The increase in liabilities mainly refers to transfers between levels 2 and 3.

**Other Trading Instruments** classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance increased in the year mainly due to purchases and issuances.

**Financial Assets/Liabilities designated at Fair Value through Profit or Loss** – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. Assets and Liabilities increased in the year primarily due to issuances.

**Financial Assets Available for Sale** include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in assets in the year is primarily due to purchases.

# Reconciliation of financial instruments classified in Level 3

### Reconciliation of financial instruments classified in Level 3

Dec 31, 2015

| in € m. | Balance, beginning of year | Changes in the group of consolidated companies | Total gains/ losses[1] | Purchases | Sales | Issuances[2] | Settlements[3] | Transfers into Level 3[4] | Transfers out of Level 3[4] | Balance, end of year |
|---|---|---|---|---|---|---|---|---|---|---|
| **Financial assets held at fair value:** | | | | | | | | | | |
| Trading securities | 8,957 | 0 | 512 | 1,844 | (2,432) | 0 | (1,007) | 766 | (1,971) | 6,669 |
| Positive market values from derivative financial instruments | 9,559 | (0) | 539 | 0 | 0 | 0 | (1,363) | 1,683 | (973) | 9,445 |
| Other trading assets | 4,198 | 0 | 413 | 2,527 | (1,507) | 1,264 | (1,461) | 970 | (321) | 6,082 |
| Financial assets designated at fair value through profit or loss | 4,152 | 0 | 234 | 467 | (36) | 1,172 | (1,227) | 239 | (523) | 4,478 |
| Financial assets available for sale | 4,427 | (0) | 439[5] | 1,058 | (254) | 0 | (1,183) | 469 | (82) | 4,874 |
| Other financial assets at fair value | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total financial assets held at fair value** | 31,294 | (0) | 2,136[6,7] | 5,896 | (4,230) | 2,436 | (6,240) | 4,126 | (3,869) | 31,549 |
| **Financial liabilities held at fair value:** | | | | | | | | | | |
| Trading securities | 43 | 0 | 5 | 0 | 0 | 0 | 9 | 0 | (39) | 18 |
| Negative market values from derivative financial instruments | 6,553 | 0 | 716 | 0 | 0 | 0 | (487) | 1,904 | (807) | 7,879 |
| Other trading liabilities | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Financial liabilities designated at fair value through profit or loss | 2,366 | 0 | 196 | 0 | 0 | 1,249 | (692) | 155 | (221) | 3,053 |
| Other financial liabilities at fair value | (552) | 0 | (352) | 0 | 0 | 0 | (65) | (177) | 0 | (1,146) |
| **Total financial liabilities held at fair value** | 8,410 | 0 | 564[6,7] | 0 | 0 | 1,249 | (1,234) | 1,882 | (1,067) | 9,805 |

[1] Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2] Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.

[3] Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4] Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

[5] Total gains and losses on available for sale include a gain of € 92 million recognized in other comprehensive income, net of tax, and a loss of € 13 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6] This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 524 million and for total financial liabilities held at fair value this is a loss of € 161 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7] For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

| | | | | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | Balance, beginning of year | Changes in the group of consolidated companies | Total gains/ losses[1] | Purchases | Sales | Issuances[2] | Settlements[3] | Transfers into Level 3[4] | Transfers out of Level 3[4] | Balance, end of year |
| **Financial assets held at fair value:** | | | | | | | | | | |
| Trading securities | 6,960 | 0 | 738 | 3,567 | (2,081) | 0 | (597) | 2,175 | (1,804) | 8,957 |
| Positive market values from derivative financial instruments | 10,556 | 0 | 740 | 0 | 0 | 0 | (1,250) | 1,167 | (1,654) | 9,559 |
| Other trading assets | 5,065 | 0 | (43) | 1,642 | (2,167) | 778 | (845) | 943 | (1,173) | 4,198 |
| Financial assets designated at fair value through profit or loss | 3,123 | 0 | 266 | 265 | (5) | 2,175 | (1,802) | 192 | (61) | 4,152 |
| Financial assets available for sale | 3,329 | (0) | 533[5] | 1,901 | (406) | 0 | (1,234) | 432 | (126) | 4,427 |
| Other financial assets at fair value[6] | 1 | (1) | 0 | 0 | 0 | 0 | (0) | 0 | 0 | 0 |
| **Total financial assets held at fair value** | **29,033** | **(1)** | **2,233[7,8]** | **7,373** | **(4,659)** | **2,953** | **(5,727)** | **4,908** | **(4,819)** | **31,294** |
| **Financial liabilities held at fair value:** | | | | | | | | | | |
| Trading securities | 24 | 0 | 2 | 0 | 0 | 0 | (5) | 40 | (18) | 43 |
| Negative market values from derivative financial instruments | 8,321 | 0 | 490 | 0 | 0 | 0 | (1,434) | 1,196 | (2,019) | 6,553 |
| Other trading liabilities | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (0) | 0 |
| Financial liabilities designated at fair value through profit or loss | 1,442 | 0 | (53) | 0 | 0 | 557 | (221) | 882 | (241) | 2,366 |
| Other financial liabilities at fair value | (247) | 0 | (69) | 0 | 0 | 0 | (207) | 63 | (93) | (552) |
| **Total financial liabilities held at fair value** | **9,539** | **0** | **371[7,8]** | **0** | **0** | **557** | **(1,867)** | **2,182** | **(2,371)** | **8,410** |

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
4 Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.
5 Total gains and losses on available for sale include a gain of € 144 million recognized in other comprehensive income, net of tax, and a gain of € 31 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
6 Represents assets held for sale related to BHF-BANK.
7 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 585 million and for total financial liabilities held at fair value this is a gain of € 128 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
8 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

## Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2015 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.5 billion. As of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion.

During the third quarter of 2015 the valuation estimate for the sensitivity analysis of unobservable parameters was enhanced to better reflect the valuation uncertainty of the Level 3 financial instruments, by use of a more advanced technique, in line with emergent market practice. The changes in the sensitive amounts from December 31, 2014 to December 31, 2015 are primarily due to this change in estimate rather than significant changes in the Level 3 instruments or risk profile. Simultaneously with this enhanced estimate, and to better reflect how these risks are assessed, the sensitivity of unobservable parameters estimate in respect of Sovereign and quasi sovereign debt obligations was aggregated with the sensitivity estimates for Corporate debt securities and other debt securities. Sensitivity related to these combined line items is disclosed as Corporate, Sovereign and other debt securities.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument[1]

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Positive fair value movement from using reasonable possible alternatives | Negative fair value movement from using reasonable possible alternatives | Positive fair value movement from using reasonable possible alternatives | Negative fair value movement from using reasonable possible alternatives |
| Securities: | | | | |
| Debt securities | 212 | 158 | 833 | 725 |
| Commercial mortgage-backed securities | 12 | 11 | 57 | 47 |
| Mortgage and other asset-backed securities | 38 | 31 | 235 | 229 |
| Corporate, sovereign and other debt securities | 161 | 116 | 541 | 449 |
| Equity securities | 179 | 105 | 124 | 224 |
| Derivatives: | | | | |
| Credit | 489 | 627 | 432 | 457 |
| Equity | 183 | 131 | 157 | 115 |
| Interest related | 364 | 147 | 392 | 184 |
| Foreign Exchange | 17 | 13 | 4 | 2 |
| Other | 161 | 100 | 75 | 74 |
| Loans: | | | | |
| Loans | 539 | 261 | 1,175 | 988 |
| Loan commitments | 0 | 0 | 6 | 5 |
| Other | 0 | 0 | 79 | 79 |
| Total | 2,144 | 1,542 | 3,277 | 2,854 |

1 Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

## Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA ('earnings before interest, tax, depreciation and amortization') multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value ('EV') of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

**Financial instruments classified in Level 3 and quantitative information about unobservable inputs**

Dec 31, 2015

| in € m. (unless stated otherwise) | Fair value Assets | Fair value Liabilities | Valuation technique(s)[1] | Significant unobservable input(s) (Level 3) | Range | |
|---|---|---|---|---|---|---|
| **Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:** | | | | | | |
| Mortgage and other asset backed securities held for trading: | | | | | | |
| Commercial mortgage-backed securities | 224 | 0 | Price based | Price | 0 % | 105 % |
| | | | Discounted cash flow | Credit spread (bps) | 370 | 1,500 |
| Mortgage- and other asset-backed securities | 1,891 | 0 | Price based | Price | 0 % | 111 % |
| | | | Discounted cash flow | Credit spread (bps) | 32 | 2,000 |
| | | | | Recovery rate | 0 % | 100 % |
| | | | | Constant default rate | 0 % | 24 % |
| | | | | Constant prepayment rate | 0 % | 51 % |
| **Total mortgage- and other asset-backed securities** | 2,115 | 0 | | | | |
| Debt securities and other debt obligations | 4,721 | 1,654 | Price based | Price | 0 % | 230 % |
| Held for trading | 4,229 | 18 | Discounted cash flow | Credit spread (bps) | 9 | 984 |
| Corporate, sovereign and other debt securities | 4,229 | | | | | |
| Available-for-sale | 330 | | | | | |
| Designated at fair value | 163 | 1,636 | | | | |
| Equity securities | 1,248 | 0 | Market approach | Price per net asset value | 70 % | 100 % |
| Held for trading | 325 | 0 | | Enterprise value/EBITDA (multiple) | 1 | 18 |
| Available-for-sale | 901 | | Discounted cash flow | Weighted average cost capital | 8 % | 12 % |
| Designated at fair value | 21 | | | | | |
| Loans | 12,626 | 0 | Price based | Price | 0 % | 146 % |
| Held for trading | 6,076 | 0 | Discounted cash flow | Credit spread (bps) | 103 | 2,787 |
| Designated at fair value | 3,672 | | | Constant default rate | 0 % | 24 % |
| Available-for-sale | 2,879 | | | Recovery rate | 10 % | 82 % |
| Loan commitments | 0 | 84 | Discounted cash flow | Credit spread (bps) | 5 | 1,257 |
| | | | | Recovery rate | 20 % | 75 % |
| | | | Loan pricing model | Utilization | 0 % | 100 % |
| Other financial instruments | 1,394[2] | 1,333[3] | Discounted cash flow | IRR | 4 % | 24 % |
| | | | | Repo rate (bps) | 125 | 277 |
| **Total non-derivative financial instruments held at fair value** | 22,104 | 3,071 | | | | |

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
2 Other financial assets include € 6 million of other trading assets, € 623 million of other financial assets designated at fair value and € 765 million other financial assets available for sale.
3 Other financial liabilities include € 1.2 billion of securities sold under repurchase agreements designated at fair value and € 84 million of other financial liabilities designated at fair value.

| In € m. (unless stated otherwise) | Fair value Assets | Fair value Liabilities | Valuation technique(s) | Significant unobservable input(s) (Level 3) | Dec 31, 2015 Range | |
|---|---|---|---|---|---|---|
| **Financial instruments held at fair value:** | | | | | | |
| Market values from derivative financial instruments: | | | | | | |
| Interest rate derivatives | 3,775 | 2,337 | Discounted cash flow | Swap rate (bps) | (20) | 915 |
| | | | | Inflation swap rate | 0 % | 8 % |
| | | | | Constant default rate | 0 % | 6 % |
| | | | | Constant prepayment rate | 2 % | 19 % |
| | | | Option pricing model | Inflation volatility | 0 % | 8 % |
| | | | | Interest rate volatility | 9 % | 176 % |
| | | | | IR - IR correlation | (25) % | 100 % |
| | | | | Hybrid correlation | (70) % | 99 % |
| Credit derivatives | 2,626 | 1,771 | Discounted cash flow | Credit spread (bps) | 3 | 8,526 |
| | | | | Recovery rate | 0 % | 100 % |
| | | | Correlation pricing model | Credit correlation | 13 % | 89 % |
| Equity derivatives | 695 | 1,402 | Option pricing model | Stock volatility | 9 % | 89 % |
| | | | | Index volatility | 12 % | 85 % |
| | | | | Index - index correlation | 45 % | 93 % |
| | | | | Stock - stock correlation | 5 % | 93 % |
| FX derivatives | 1,613 | 1,604 | Option pricing model | Volatility | 2 % | 24 % |
| Other derivatives | 736 | (380)[1] | Discounted cash flow | Credit spread (bps) | – | – |
| | | | Option pricing model | Index volatility | 7 % | 36 % |
| | | | | Commodity correlation | (21) % | 90 % |
| **Total market values from derivative financial instruments** | 9,445 | 6,733 | | | | |

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2014

| in € m. (unless stated otherwise) | Fair value Assets | Fair value Liabilities | Valuation technique(s)[1] | Significant unobservable input(s) (Level 3) | Range | |
|---|---|---|---|---|---|---|
| **Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:** | | | | | | |
| Mortgage and other asset backed securities held for trading: | | | | | | |
| Commercial mortgage-backed securities | 342 | 0 | Price based | Price | 0 % | 106 % |
| | | | Discounted cash flow | Credit spread (bps) | 246 | 1,375 |
| Mortgage- and other asset-backed securities | 2,342 | 0 | Price based | Price | 0 % | 184 % |
| | | | Discounted cash flow | Credit spread (bps) | 72 | 1,648 |
| | | | | Recovery rate | 0 % | 97 % |
| | | | | Constant default rate | 0 % | 13 % |
| | | | | Constant prepayment rate | 0 % | 22 % |
| Total mortgage- and other asset-backed securities | 2,684 | 0 | | | | |
| Debt securities and other debt obligations | 5,936 | 1,202 | Price based | Price | 0 % | 286 % |
| Held for trading | 5,477 | 43 | Discounted cash flow | Credit spread (bps) | 32 | 1,629 |
| Sovereign and quasi sovereign obligations | 835 | | | | | |
| Corporate debt securities and other debt obligations | 4,643 | | | | | |
| Available-for-sale | 459 | | | | | |
| Designated at fair value | 0 | 1,159 | | | | |
| Equity securities | 1,719 | 0 | Market approach | Price per net asset value | 49 % | 100 % |
| Held for trading | 795 | 0 | | Enterprise value/EBITDA (multiple) | 1 | 18 |
| Available-for-sale | 895 | | Discounted cash flow | Weighted average cost capital | 6 % | 13 % |
| Designated at fair value | 29 | | | | | |
| Loans | 10,648 | 0 | Price based | Price | 0 % | 137 % |
| Held for trading | 4,148 | 0 | Discounted cash flow | Credit spread (bps) | 95 | 3,040 |
| Designated at fair value | 3,719 | | | Constant default rate | 2 % | 21 % |
| Available-for-sale | 2,781 | | | Recovery rate | 0 % | 67 % |
| Loan commitments | 0 | 87 | Discounted cash flow | Credit spread (bps) | 115 | 1,000 |
| | | | | Recovery rate | 20 % | 80 % |
| | | | Loan pricing model | Utilization | 0 % | 100 % |
| Other financial instruments | 748[2] | 1,121[3] | Discounted cash flow | IRR | 2 % | 24 % |
| **Total non-derivative financial instruments held at fair value** | 21,735 | 2,409 | | | | |

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
2 Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value and € 293 million other financial assets available for sale.
3 Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

| in € m. (unless stated otherwise) | Fair value Assets | Fair value Liabilities | Valuation technique(s) | Significant unobservable input(s) (Level 3) | Dec 31, 2014 Range | |
|---|---|---|---|---|---|---|
| **Financial instruments held at fair value:** | | | | | | |
| Market values from derivative financial instruments: | | | | | | |
| Interest rate derivatives | 3,324 | 2,211 | Discounted cash flow | Swap rate (bps) | 42 | 2,418 |
| | | | | Inflation swap rate | (1) % | 8 % |
| | | | | Constant default rate | 2 % | 27 % |
| | | | | Constant prepayment rate | 2 % | 21 % |
| | | | Option pricing model | Inflation volatility | 0 % | 8 % |
| | | | | Interest rate volatility | 1 % | 101 % |
| | | | | IR - IR correlation | (2) % | 100 % |
| | | | | Hybrid correlation | (70) % | 95 % |
| Credit derivatives | 3,586 | 1,921 | Discounted cash flow | Credit spread (bps) | 155 | 9,480 |
| | | | | Recovery rate | 0 % | 100 % |
| | | | Correlation pricing model | Credit correlation | 13 % | 96 % |
| Equity derivatives | 1,118 | 1,258 | Option pricing model | Stock volatility | 8 % | 84 % |
| | | | | Index volatility | 8 % | 99 % |
| | | | | Index - index correlation | 48 % | 98 % |
| | | | | Stock - stock correlation | 9 % | 95 % |
| FX derivatives | 264 | 242 | Option pricing model | Volatility | 6 % | 26 % |
| Other derivatives | 1,267 | 368[1] | Discounted cash flow | Credit spread (bps) | 44 | 1,500 |
| | | | Option pricing model | Index volatility | 7 % | 138 % |
| | | | | Commodity correlation | (30) % | 60 % |
| **Total market values from derivative financial instruments** | 9,559 | 6,001 | | | | |

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

## Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Financial assets held at fair value:** | | |
| Trading securities | 378 | 617 |
| Positive market values from derivative financial instruments | 658 | 951 |
| Other trading assets | 42 | (251) |
| Financial assets designated at fair value through profit or loss | 156 | 147 |
| Financial assets available for sale | 47 | 190 |
| Other financial assets at fair value | 0 | 0 |
| **Total financial assets held at fair value** | **1,282** | **1,652** |
| **Financial liabilities held at fair value:** | | |
| Trading securities | (0) | 0 |
| Negative market values from derivative financial instruments | (967) | (787) |
| Other trading liabilities | 0 | 0 |
| Financial liabilities designated at fair value through profit or loss | (134) | (48) |
| Other financial liabilities at fair value | 384 | 46 |
| **Total financial liabilities held at fair value** | **(717)** | **(789)** |
| **Total** | **565** | **864** |

## Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

| in € m. | 2015 | 2014 |
|---|---|---|
| **Balance, beginning of year** | **973** | 796 |
| New trades during the period | 493 | 650 |
| Amortization | (365) | (251) |
| Matured trades | (137) | (173) |
| Subsequent move to observability | (14) | (67) |
| Exchange rate changes | 5 | 18 |
| **Balance, end of year** | **955** | 973 |

# 15 – Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet and their respective IFRS fair value hierarchy categorization are consistent with those outlined in Note 14 "Financial Instruments carried at Fair Value".

As described in Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'", the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 "Financial Instruments carried at Fair Value", to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

**Short-term financial instruments** – The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term:

| Assets | Liabilities |
|---|---|
| Cash and central bank balances | Deposits |
| Interbank balances (w/o central banks) | Central bank funds purchased and securities sold under repurchase agreements |
| Central bank funds sold and securities purchased under resale agreements | Securities loaned |
| Securities borrowed | Other short-term borrowings |
| Other assets | Other liabilities |

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

**Loans** – Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan agreement or credit default swap markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (i.e., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using own new interest rates on this type of loan. For similar retail lending portfolios outside Germany, the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation ("CLO") transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

**Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned** – Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

**Long-term debt and trust preferred securities** – Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

**Estimated fair value of financial instruments not carried at fair value on the balance sheet[1]**

| | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|
| in € m. | Carrying value | Fair value | Quoted prices in active market (Level 1) | Valuation technique observable parameters (Level 2) | Valuation technique unobservable parameters (Level 3) |
| **Financial assets:** | | | | | |
| Cash and central bank balances | 96,940 | 96,940 | 96,940 | 0 | 0 |
| Interbank balances (w/o central banks) | 12,842 | 12,842 | 1,540 | 11,302 | 0 |
| Central bank funds sold and securities purchased under resale agreements | 22,456 | 22,456 | 0 | 22,456 | 0 |
| Securities borrowed | 33,557 | 33,557 | 0 | 33,557 | 0 |
| Loans | 427,749 | 426,365 | 0 | 30,040 | 396,325 |
| Other financial assets | 101,901 | 101,868 | 0 | 101,868 | 0 |
| **Financial liabilities:** | | | | | |
| Deposits | 566,974 | 566,652 | 3,638 | 563,014 | 0 |
| Central bank funds purchased and securities sold under repurchase agreements | 9,803 | 9,803 | 0 | 9,803 | 0 |
| Securities loaned | 3,270 | 3,270 | 0 | 3,270 | 0 |
| Other short-term borrowings | 28,010 | 28,003 | 0 | 28,000 | 3 |
| Other financial liabilities | 149,994 | 149,994 | 1,106 | 148,888 | 0 |
| Long-term debt | 160,016 | 160,065 | 0 | 152,297 | 7,768 |
| Trust preferred securities | 7,020 | 7,516 | 0 | 7,087 | 430 |

| | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|
| in € m. | Carrying value | Fair value | Quoted prices in active market (Level 1) | Valuation technique observable parameters (Level 2) | Valuation technique unobservable parameters (Level 3) |
| Financial assets: | | | | | |
| Cash and central bank balances | 74,482 | 74,482 | 74,482 | 0 | 0 |
| Interbank balances (w/o central banks) | 9,090 | 9,090 | 0 | 9,090 | 0 |
| Central bank funds sold and securities purchased under resale agreements | 17,796 | 17,796 | 0 | 17,796 | 0 |
| Securities borrowed | 25,834 | 25,834 | 0 | 25,834 | 0 |
| Loans | 405,612 | 410,769 | 0 | 29,786 | 380,983 |
| Other financial assets | 120,838 | 120,827 | 0 | 120,820 | 7 |
| Financial liabilities: | | | | | |
| Deposits | 532,931 | 532,581 | 2,754 | 529,826 | 0 |
| Central bank funds purchased and securities sold under repurchase agreements | 10,887 | 10,887 | 0 | 10,887 | 0 |
| Securities loaned | 2,339 | 2,339 | 0 | 2,339 | 0 |
| Other short-term borrowings | 42,931 | 42,929 | 0 | 42,825 | 105 |
| Other financial liabilities | 159,930 | 159,930 | 2,575 | 157,300 | 55 |
| Long-term debt | 144,837 | 146,215 | 0 | 135,016 | 11,199 |
| Trust preferred securities | 10,573 | 12,251 | 0 | 11,075 | 1,176 |

[1] Amounts generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Loans – The difference between fair value and carrying value arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities – The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

# 16 – Financial Assets Available for Sale

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Debt securities: | | |
| German government | 18,042 | 14,370 |
| U.S. Treasury and U.S. government agencies | 2,890 | 235 |
| U.S. local (municipal) governments | 3,103 | 2,777 |
| Other foreign governments | 34,123 | 31,805 |
| Corporates | 8,922 | 8,512 |
| Other asset-backed securities | 588 | 646 |
| Mortgage-backed securities, including obligations of U.S. federal agencies | 28 | 236 |
| Other debt securities | 570 | 551 |
| Total debt securities | 68,266 | 59,132 |
| Equity securities: | | |
| Equity shares | 1,166 | 1,184 |
| Investment certificates and mutual funds | 75 | 99 |
| Total equity securities | 1,241 | 1,283 |
| Other equity interests | 974 | 976 |
| Loans | 3,102 | 2,906 |
| Total financial assets available for sale | 73,583 | 64,297 |

Please also refer to Note 7 "Net Gains (Losses) on Financial Assets Available for Sale" of this report.

# 17 – Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 91 (2014: 116) associates and 15 (2014: 15) jointly controlled entities. Following the reclassification of the investment Hua Xia Bank Company Limited to Held for Sale as per December 28, 2015, no other investments are material to the Group. Further information on the reclassification of Hua Xia Bank Company Limited can be found in Note 26 "Non-current Assets and Disposal Groups Held for Sale" of this report.

**Aggregated financial information on the Group's share in associates and joint ventures that are individually immaterial**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Carrying amount of all associates that are individually immaterial to the Group** | **1,013** | **999** |
| | | |
| Aggregated amount of the Group's share of profit (loss) from continuing operations | 177 | 130 |
| Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations | 0 | 0 |
| Aggregated amount of the Group's share of other comprehensive income | 4 | 3 |
| **Aggregated amount of the Group's share of total comprehensive income** | **181** | **133** |

# 18 – Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments".

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

## Assets

| | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|
| | | | | Amounts not set off on the balance sheet | | | |
| in € m. | Gross amounts of financial assets | Gross amounts set off on the balance sheet | Net amounts of financial assets presented on the balance sheet | Impact of Master Netting Agreements | Cash collateral | Financial instrument collateral[1] | Net amount |
| Central bank funds sold and securities purchased under resale agreements (enforceable) | 21,309 | (5,174) | 16,135 | 0 | 0 | (16,127) | 8 |
| Central bank funds sold and securities purchased under resale agreements (non-enforceable) | 6,321 | 0 | 6,321 | 0 | 0 | (5,910) | 411 |
| Securities borrowed (enforceable) | 13,956 | 0 | 13,956 | 0 | 0 | (13,448) | 508 |
| Securities borrowed (non-enforceable) | 19,601 | 0 | 19,601 | 0 | 0 | (18,583) | 1,018 |
| Financial assets at fair value through profit or loss | | | | | | | |
| Trading assets | 196,478 | (442) | 196,035 | 0 | (12) | (592) | 195,431 |
| Positive market values from derivative financial instruments (enforceable) | 612,412 | (113,977) | 498,435 | (407,171) | (55,896) | (13,218) | 22,150 |
| Positive market values from derivative financial instruments (non-enforceable) | 17,159 | 0 | 17,159 | 0 | 0 | 0 | 17,159 |
| Financial assets designated at fair value through profit or loss (enforceable) | 86,596 | (30,801) | 55,796 | (2,146) | (1,167) | (44,437) | 8,045 |
| Financial assets designated at fair value through profit or loss (non-enforceable) | 53,457 | 0 | 53,457 | 0 | 0 | (28,793) | 24,664 |
| Total financial assets at fair value through profit or loss | 966,102 | (145,219) | 820,883 | (409,317) | (57,075) | (87,041) | 267,449 |
| Loans | 427,768 | (19) | 427,749 | 0 | (14,296) | (49,117) | 364,335 |
| Other assets | 134,742 | (16,605) | 118,137 | (58,478) | (7) | 0 | 59,652 |
| thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable) | 8,272 | (5,137) | 3,136 | (2,461) | 0 | 0 | 674 |
| Remaining assets not subject to netting | 206,348 | 0 | 206,348 | 0 | (555) | (549) | 205,245 |
| Total assets | 1,796,146 | (167,016) | 1,629,130 | (467,795) | (71,933) | (190,775) | 898,627 |

[1] Excludes real estate and other non-financial instrument collateral.

## Liabilities

| | | | | | | | Dec 31, 2015 |
|---|---|---|---|---|---|---|---|
| | | | | Amounts not set off on the balance sheet | | | |
| in € m. | Gross amounts of financial liabilities | Gross amounts set off on the balance sheet | Net amounts of financial liabilities presented on the balance sheet | Impact of Master Netting Agreements | Cash collateral | Financial instrument collateral | Net amount |
| Deposits | 566,993 | (19) | 566,974 | 0 | 0 | 0 | 566,974 |
| Central bank funds purchased and securities sold under repurchase agreements (enforceable) | 9,089 | (5,135) | 3,954 | 0 | 0 | (3,954) | 0 |
| Central bank funds purchased and securities sold under repurchase agreements (non-enforceable) | 5,849 | 0 | 5,849 | 0 | 0 | (5,130) | 719 |
| Securities loaned (enforceable) | 1,795 | 0 | 1,795 | 0 | 0 | (1,795) | 0 |
| Securities loaned (non-enforceable) | 1,475 | 0 | 1,475 | 0 | 0 | (951) | 524 |
| Financial liabilities at fair value through profit or loss | | | | | | | |
| Trading liabilities | 53,215 | (910) | 52,304 | 0 | 0 | 0 | 52,304 |
| Negative market values from derivative financial instruments (enforceable) | 588,281 | (117,306) | 470,975 | (403,267) | (53,149) | (14,559) | 0 |
| Negative market values from derivative financial instruments (non-enforceable) | 23,101 | 0 | 23,101 | 0 | 0 | (2,867) | 20,234 |
| Financial liabilities designated at fair value through profit or loss (enforceable) | 50,690 | (29,929) | 20,761 | (2,105) | 0 | (18,657) | 0 |
| Financial liabilities designated at fair value through profit or loss (non-enforceable) | 32,612 | 0 | 32,612 | 0 | 0 | (11,077) | 21,535 |
| Total financial liabilities at fair value through profit or loss | 747,899 | (148,145) | 599,754 | (405,372) | (53,149) | (47,160) | 94,073 |
| Other liabilities | 188,723 | (13,718) | 175,005 | (68,626) | 0 | 0 | 106,379 |
| thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable) | 8,615 | (2,250) | 6,365 | (6,365) | 0 | 0 | 0 |
| Remaining liabilities not subject to netting | 206,699 | 0 | 206,699 | 0 | 0 | 0 | 206,699 |
| Total liabilities | 1,728,522 | (167,016) | 1,561,506 | (473,998) | (53,149) | (58,990) | 975,368 |

## Assets

| | | | | | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|
| | | | | Amounts not set off on the balance sheet | | | |
| in € m. | Gross amounts of financial assets | Gross amounts set off on the balance sheet | Net amounts of financial assets presented on the balance sheet | Impact of Master Netting Agreements | Cash collateral | Financial instrument collateral[1] | Net amount |
| Central bank funds sold and securities purchased under resale agreements (enforceable) | 17,051 | (2,419) | 14,632 | 0 | 0 | (14,602) | 29 |
| Central bank funds sold and securities purchased under resale agreements (non-enforceable) | 3,164 | 0 | 3,164 | 0 | 0 | (2,386) | 779 |
| Securities borrowed (enforceable) | 11,891 | 0 | 11,891 | 0 | 0 | (11,406) | 485 |
| Securities borrowed (non-enforceable) | 13,943 | 0 | 13,943 | 0 | 0 | (13,294) | 649 |
| Financial assets at fair value through profit or loss | | | | | | | |
| Trading assets | 196,157 | (476) | 195,681 | 0 | (11) | (1,049) | 194,621 |
| Positive market values from derivative financial instruments (enforceable) | 823,578 | (217,158) | 606,421 | (519,590) | (61,518) | (15,330) | 9,982 |
| Positive market values from derivative financial instruments (non-enforceable) | 23,537 | 0 | 23,537 | 0 | 0 | 0 | 23,537 |
| Financial assets designated at fair value through profit or loss (enforceable) | 101,845 | (37,075) | 64,770 | (2,782) | (1,924) | (50,245) | 9,819 |
| Financial assets designated at fair value through profit or loss (non-enforceable) | 52,516 | 0 | 52,516 | 0 | 0 | (31,358) | 21,158 |
| Total financial assets at fair value through profit or loss | 1,197,633 | (254,708) | 942,924 | (522,373) | (63,453) | (97,982) | 259,117 |
| Loans | 405,673 | (61) | 405,612 | 0 | (16,259) | (46,112) | 343,242 |
| Other assets | 157,771 | (19,792) | 137,980 | (67,009) | (239) | (13) | 70,720 |
| thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable) | 10,723 | (6,320) | 4,403 | (3,837) | 0 | 0 | 566 |
| Remaining assets not subject to netting | 178,557 | 0 | 178,557 | 0 | (874) | (451) | 177,231 |
| **Total assets** | 1,985,683 | (276,980) | 1,708,703 | (589,381) | (80,825) | (186,246) | 852,252 |

[1] Excludes real estate and other non-financial instrument collateral.

## Liabilities

| | | | | Amounts not set off on the balance sheet | | | Dec 31, 2014 |
|---|---|---|---|---|---|---|---|
| in € m. | Gross amounts of financial liabilities | Gross amounts set off on the balance sheet | Net amounts of financial liabilities presented on the balance sheet | Impact of Master Netting Agreements | Cash collateral | Financial instrument collateral | Net amount |
| Deposits | 532,992 | (61) | 532,931 | 0 | 0 | 0 | 532,931 |
| Central bank funds purchased and securities sold under repurchase agreements (enforceable) | 5,673 | (2,419) | 3,254 | 0 | 0 | (2,966) | 288 |
| Central bank funds purchased and securities sold under repurchase agreements (non-enforceable) | 7,633 | 0 | 7,633 | 0 | 0 | (2,278) | 5,356 |
| Securities loaned (enforceable) | 1,791 | 0 | 1,791 | 0 | 0 | (1,614) | 177 |
| Securities loaned (non-enforceable) | 549 | 0 | 549 | 0 | 0 | (209) | 339 |
| Financial liabilities at fair value through profit or loss | | | | | | | |
| Trading liabilities | 42,960 | (1,117) | 41,843 | 0 | 0 | 0 | 41,843 |
| Negative market values from derivative financial instruments (enforceable) | 803,073 | (217,597) | 585,475 | (518,364) | (63,172) | (3,939) | 0 |
| Negative market values from derivative financial instruments (non-enforceable) | 24,726 | 0 | 24,726 | 0 | 0 | (11,996) | 12,731 |
| Financial liabilities designated at fair value through profit or loss (enforceable) | 52,517 | (35,994) | 16,523 | (2,782) | 0 | (13,741) | 0 |
| Financial liabilities designated at fair value through profit or loss (non-enforceable) | 29,132[1] | 0 | 29,132[1] | 0 | (3,130) | (5,718) | 20,283[1] |
| Total financial liabilities at fair value through profit or loss | 952,407[1] | (254,708) | 697,699[1] | (521,146) | (66,302) | (35,394) | 74,856[1] |
| Other liabilities | 203,615[1] | (19,792) | 183,823[1] | (71,645) | 0 | 0 | 112,178[1] |
| thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable) | 11,383 | (6,320) | 5,063 | (5,063) | 0 | 0 | 0 |
| Remaining liabilities not subject to netting | 207,801 | 0 | 207,801 | 0 | 0 | 0 | 207,801 |
| Total liabilities | 1,912,461 | (276,980) | 1,635,481 | (592,791) | (66,302) | (42,460) | 933,927 |

[1] Numbers were restated by moving € 67 billion from Financial liabilities at fair value through profit and loss (non-enforceable) to Other liabilities.

The column 'Gross amounts set off on the balance sheet' discloses the amounts offset in accordance with all the criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments".

The column 'Impact of Master Netting Agreements' discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns 'Cash collateral' and 'Financial instrument collateral' disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the 'Other liabilities' and 'Other assets' balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

# 19 – Loans

**Loans by industry classification**

| in € m. | Dec 31, 2015 | Dec 31, 2014[1] |
|---|---|---|
| Financial intermediation | 57,047 | 59,586 |
| Manufacturing | 26,994 | 25,619 |
| thereof: | | |
| Basic metals and fabricated metal products | 4,082 | 4,348 |
| Electrical and optical equipment | 3,183 | 3,684 |
| Transport equipment | 3,832 | 3,212 |
| Chemicals and chemical products | 4,008 | 3,008 |
| Machinery and equipment | 2,801 | 2,787 |
| Food products | 2,374 | 2,514 |
| Households (excluding mortgages) | 45,317 | 44,839 |
| Households – mortgages | 154,689 | 153,140 |
| Public sector | 17,181 | 18,082 |
| Wholesale and retail trade | 16,837 | 15,714 |
| Commercial real estate activities | 43,093 | 35,764 |
| Lease financing | 561 | 1,104 |
| Fund management activities | 25,007 | 12,138 |
| Other | 46,824 | 44,896 |
| thereof: | | |
| Residential real estate, leasing and related business activities | 15,013 | 12,506 |
| Transport, storage and communication | 12,014 | 11,317 |
| Mining and quarrying of energy-producing materials | 4,701 | 4,504 |
| Electricity, gas and water supply | 4,305 | 4,197 |
| Gross loans | 433,549 | 410,883 |
| (Deferred expense)/unearned income | 772 | 58 |
| Loans less (deferred expense)/unearned income | 432,777 | 410,825 |
| Less: Allowance for loan losses | 5,028 | 5,212 |
| Total loans | 427,749 | 405,612 |

[1] Comparatives have been restated to reflect changes in industry sectors.

# 20 – Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group's allowance for loan losses

| | | | 2015 | | | 2014 | | | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed | Collectively assessed | Total | Individually assessed | Collectively assessed | Total |
| Allowance, beginning of year | 2,364 | 2,849 | 5,212 | 2,857 | 2,732 | 5,589 | 2,266 | 2,426 | 4,692 |
| Provision for loan losses | 334 | 548 | 882 | 499 | 631 | 1,129 | 1,377 | 683 | 2,060 |
| Net charge-offs: | (482) | (612) | (1,094) | (997) | (512) | (1,509) | (701) | (352) | (1,053) |
| Charge-offs | (538) | (717) | (1,255) | (1,037) | (613) | (1,650) | (730) | (485) | (1,215) |
| Recoveries | 56 | 105 | 161 | 40 | 101 | 141 | 30 | 132 | 162 |
| Other Changes | 36 | (8) | 28 | 5 | (2) | 3 | (85) | (25) | (110) |
| Allowance, end of year | 2,252 | 2,776 | 5,028 | 2,364 | 2,849 | 5,212 | 2,857 | 2,732 | 5,589 |

Activity in the Group's allowance for off-balance sheet positions (contingent liabilities and lending commitments)

| | | | 2015 | | | 2014 | | | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| in € m. | Individually assessed | Collectively assessed | Total | Individually assessed | Collectively assessed | Total | Individually assessed | Collectively assessed | Total |
| Allowance, beginning of year | 85 | 141 | 226 | 102 | 114 | 216 | 118 | 97 | 215 |
| Provision for off-balance sheet positions | 58 | 16 | 74 | (13) | 18 | 4 | (15) | 21 | 5 |
| Usage | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other changes | 1 | 10 | 11 | (4) | 10 | 6 | (0) | (3) | (4) |
| Allowance, end of year | 144 | 168 | 312 | 85 | 141 | 226 | 102 | 114 | 216 |

# 21 – Transfers of Financial Assets

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

**Information on asset types and associated transactions that did not qualify for derecognition**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Carrying amount of transferred assets | | |
| Trading securities not derecognized due to the following transactions: | | |
| Repurchase agreements | 26,752 | 23,873 |
| Securities lending agreements | 51,300 | 52,531 |
| Total return swaps | 2,648 | 3,463 |
| Other | 642 | 782 |
| **Total trading securities** | **81,342** | **80,649** |
| Other trading assets | 12 | 433 |
| Financial assets designated at fair value through profit or loss | 0 | 537 |
| Financial assets available for sale | 2,192 | 1,731 |
| Loans | 536 | 2,225 |
| **Total** | **84,082** | **85,576** |
| **Carrying amount of associated liabilities** | **52,717** | **57,800** |

**Information on assets transferred that did not qualify for derecognition where associated liability is recourse only to the transferred assets[1]**

| | Dec 31, 2015 | | Dec 31, 2014 | |
|---|---|---|---|---|
| in € m. | Carrying value | Fair value | Carrying value | Fair value |
| Trading securities | 300 | 300 | 507 | 507 |
| Other trading assets | 0 | 0 | 370 | 370 |
| Financial assets available for sale | 1,372 | 1,372 | 1,660 | 1,660 |
| Loans | 18 | 19 | 2,074 | 2,087 |
| **Total** | **1,690** | **1,691** | **4,611** | **4,624** |
| Associated liability | 1,460 | 1,460 | 4,282 | 4,282 |
| Net position | 230 | 231 | 329 | 342 |

[1] Associated liabilities are notes issued by Consolidated Group Sponsored Securitizations.

**Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement**

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **Carrying amount of the original assets transferred:** | | |
| Trading securities | 21 | 254 |
| Loans | 96 | 0 |
| **Carrying amount of the assets continued to be recognized:** | | |
| Trading securities | 21 | 26 |
| Loans | 33 | 0 |
| **Carrying amount of associated liabilities** | 37 | 25 |

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations and still be eligible to derecognize the asset. This on-going involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with structured entities to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group's exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an on-going involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

The impact on the Group's Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

| | Dec 31,2015 | | | Dec 31,2014 | | |
|---|---|---|---|---|---|---|
| in € m. | Carrying value | Fair value | Maximum Exposure to Loss[1] | Carrying value | Fair value | Maximum Exposure to Loss[1] |
| Loans: | | | | | | |
| Securitization notes | 56 | 56 | 132 | 93 | 89 | 153 |
| Other | 12 | 12 | 12 | 12 | 12 | 12 |
| Total Loans | 68 | 68 | 144 | 105 | 101 | 165 |
| Financial assets held at Fair Value through the P&L: | | | | | | |
| Securitization notes | 134 | 134 | 134 | 511 | 511 | 511 |
| Non-standard Interest Rate, cross-currency or inflation-linked swap | 11 | 11 | 11 | 33 | 33 | 33 |
| Total Financial assets held at Fair Value through the P&L | 145 | 145 | 145 | 544 | 544 | 544 |
| Financial assets available for sale: | | | | | | |
| Securitization notes | 0 | 0 | 0 | 13 | 13 | 13 |
| Total Financial assets available for sale | 0 | 0 | 0 | 13 | 13 | 13 |
| Total financial assets representing on-going involvement | 214 | 214 | 289 | 662 | 658 | 722 |
| Financial liabilities held at Fair Value through the P&L: | | | | | | |
| Non-standard Interest Rate, cross-currency or inflation-linked swap | 57 | 57 | 0 | 32 | 32 | 0 |
| Total financial liabilities representing on-going involvement | 57 | 57 | 0 | 32 | 32 | 0 |

[1] The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities.

The impact on the Group's Statement of Income of on-going involvement associated with transferred assets derecognized in full:

| | Dec 31,2015 | | | Dec 31,2014 | | |
|---|---|---|---|---|---|---|
| in € m. | Year-to-date P&L | Cumulative P&L | Gain/(loss) on disposal | Year-to-date P&L | Cumulative P&L | Gain/(loss) on disposal |
| Securitization notes | 86 | 97 | 0 | 55 | 171 | 0[1] |
| Non-standard Interest Rate, cross-currency or inflation-linked swap | 119 | 716 | 0 | 30 | 671 | 0 |
| Net gains/(losses) recognized from on-going involvement in derecognized assets | 205 | 813 | 0 | 85 | 842 | 0 |

[1] Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.

# 22 – Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described.

Carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities[1]

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Financial assets at fair value through profit or loss | 51,904 | 53,699 |
| Financial assets available for sale | 3,554 | 3,517 |
| Loans | 45,776 | 45,919 |
| Other | 302 | 302 |
| Total | 101,535 | 103,438 |

[1] Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.

Total assets pledged to creditors available for sale or repledge[1]

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Financial assets at fair value through profit or loss | 80,480 | 73,557 |
| Financial assets available for sale | 819 | 67 |
| Loans | 347 | 0 |
| Total | 81,646 | 73,624 |

[1] Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.

The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Fair Value of collateral received

| in € m. | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Securities and other financial assets accepted as collateral | 286,032 | 253,722 |
| thereof: | | |
| collateral sold or repledged | 238,236 | 203,321 |

# 46 – Shareholdings



The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code ("HGB").

Footnotes:

1 Controlled.
2 Special Fund.
3 Only specified assets and related liabilities (silos) of this entity were consolidated.
4 Consists of 142 individual trusts (only varying in series number/duration) which purchase a municipal debt security and issue short puttable exempt adjusted receipts (SPEARs) and long inverse floating exempt receipts (LIFERs) which are then sold to investors.
5 Controlled via managing general partner.
6 Not controlled.
7 Accounted for at equity due to significant influence.
8 Classified as Structured Entity not to be accounted for at equity under IFRS.
9 Classified as Structured Entity not to be consolidated under IFRS.
10 Not consolidated or accounted for at equity as classified as securities available for sale.
11 No significant influence.

## Subsidiaries

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1 | Deutsche Bank Aktiengesellschaft | Frankfurt am Main | | Deposit-taking Credit Institution | |
| 2 | Abbey Life Assurance Company Limited | London | | Direct Insurance Company | 100.0 |
| 3 | Abbey Life Trust Securities Limited | London | | Other Enterprise | 100.0 |
| 4 | Abbey Life Trustee Services Limited | London | | Other Enterprise | 100.0 |
| 5 | ABFS I Incorporated | Baltimore | | Financial Enterprise | 100.0 |
| 6 | ABS Leasing Services Company | Chicago | | Provider of Supporting Services | 100.0 |
| 7 | ABS MB Ltd. | Baltimore | | Financial Enterprise | 100.0 |
| 8 | Acacia (Luxembourg) S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 9 | Accounting Solutions Holding Company, Inc. | Wilmington | | Other Enterprise | 100.0 |
| 10 | Alex. Brown Financial Services Incorporated | Baltimore | | Financial Enterprise | 100.0 |
| 11 | Alex. Brown Investments Incorporated | Baltimore | | Financial Enterprise | 100.0 |
| 12 | Alex. Brown Management Services Inc. | Baltimore | | Financial Enterprise | 100.0 |
| 13 | Alfred Herrhausen Gesellschaft - Das internationale Forum der Deutschen Bank - mbH | Berlin | | Other Enterprise | 100.0 |
| 14 | Americas Trust Servicios de Consultoria, S.A. | Madrid | | Other Enterprise | 100.0 |
| 15 | Apexel LLC | Wilmington | | Other Enterprise | 100.0 |
| 16 | Argent Incorporated | Baltimore | | Credit Institution | 100.0 |
| 17 | Autumn Leasing Limited (in members' voluntary liquidation) | London | | Financial Enterprise | 100.0 |
| 18 | AWM Luxembourg SICAV-SIF | Luxembourg | | Other Enterprise | 100.0 |
| 19 | B.T.I. Investments | London | | Financial Enterprise | 100.0 |
| 20 | Baincor Nominees Pty Limited | Sydney | | Other Enterprise | 100.0 |
| 21 | Bainpro Nominees Pty Ltd | Sydney | | Other Enterprise | 100.0 |
| 22 | Bankers Trust International Finance (Jersey) Limited | St. Helier | | Financial Enterprise | 100.0 |
| 23 | Bankers Trust International Limited (in members' voluntary liquidation) | London | | Provider of Supporting Services | 100.0 |
| 24 | Bankers Trust Investments Limited | London | | Other Enterprise | 100.0 |
| 25 | Bankers Trust Nominees Limited (in members' voluntary liquidation) | London | | Other Enterprise | 100.0 |
| 26 | Barkly Investments Ltd. | St. Helier | | Financial Enterprise | 100.0 |
| 27 | Bayan Delinquent Loan Recovery 1 (SPV-AMC), Inc. | Makati City | | Financial Enterprise | 100.0 |
| 28 | Beachwood Properties Corp. | Wilmington | 1 | Other Enterprise | 0.0 |
| 29 | Bebek Varlik Yönetym A.S. | Istanbul | | Financial Enterprise | 100.0 |
| 30 | Betriebs-Center für Banken AG | Frankfurt | | Provider of Supporting Services | 100.0 |
| 31 | BHW - Gesellschaft für Wohnungswirtschaft mbH | Hameln | | Financial Enterprise | 100.0 |
| 32 | BHW Bausparkasse Aktiengesellschaft | Hameln | | Deposit-taking Credit Institution | 100.0 |
| 33 | BHW Gesellschaft für Vorsorge mbH | Hameln | | Financial Enterprise | 100.0 |
| 34 | BHW Holding AG | Hameln | | Finance Holding Company | 100.0 |
| 35 | BHW Invest, Société à responsabilité limitée | Luxembourg | | Other Enterprise | 100.0 |
| 36 | BHW Kreditservice GmbH | Hameln | | Provider of Supporting Services | 100.0 |
| 37 | Billboard Partners L.P. | George Town | | Financial Enterprise | 99.9 |
| 38 | Biomass Holdings S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 39 | Birch (Luxembourg) S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 40 | Blue Cork, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 41 | BNA Nominees Pty Limited | Sydney | | Other Enterprise | 100.0 |
| 42 | Bonsaï Investment AG | Frauenfeld | | Provider of Supporting Services | 100.0 |
| 43 | Borfield Sociedad Anonima | Montevideo | | Other Enterprise | 100.0 |
| 44 | BRIMCO, S. de R.L. de C.V. | Mexico City | | Other Enterprise | 100.0 |
| 45 | BT Commercial Corporation | Wilmington | | Credit Institution | 100.0 |
| 46 | BT CTAG Nominees Limited (in members' voluntary liquidation) | London | | Other Enterprise | 100.0 |
| 47 | BT Globenet Nominees Limited | London | | Other Enterprise | 100.0 |
| 48 | BT International (Nigeria) Limited | Lagos | | Provider of Supporting Services | 100.0 |
| 49 | BT Maulbronn GmbH | Eschborn | | Financial Enterprise | 100.0 |
| 50 | BT Milford (Cayman) Limited | George Town | | Provider of Supporting Services | 100.0 |
| 51 | BT Muritz GmbH | Eschborn | | Provider of Supporting Services | 100.0 |
| 52 | BT Opera Trading S.A. | Paris | | Financial Enterprise | 100.0 |
| 53 | BT Sable, L.L.C. | Wilmington | | Financial Enterprise | 100.0 |
| 54 | BT Vordertaunus Verwaltungs- und Beteiligungsgesellschaft mbH | Eschborn | | Provider of Supporting Services | 100.0 |
| 55 | BTAS Cayman GP | George Town | | Financial Enterprise | 100.0 |
| 56 | BTD Nominees Pty Limited | Sydney | | Other Enterprise | 100.0 |
| 57 | Buxtal Pty. Limited | Sydney | | Financial Enterprise | 100.0 |
| 58 | C. J. Lawrence Inc. | Wilmington | | Credit Institution | 100.0 |
| 59 | CAM Initiator Treuhand GmbH & Co. KG | Cologne | | Financial Enterprise | 100.0 |
| 60 | CAM PE Verwaltungs GmbH & Co. KG | Cologne | | Financial Enterprise | 100.0 |
| 61 | CAM Private Equity Nominee GmbH & Co. KG | Cologne | | Financial Enterprise | 100.0 |
| 62 | CAM Private Equity Verwaltungs-GmbH | Cologne | | Financial Enterprise | 100.0 |
| 63 | 3160343 Canada Inc. | Toronto | | Financial Enterprise | 100.0 |
| 64 | Caneel Bay Holding Corp. | Chicago | 1 | Financial Enterprise | 0.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 65 | Cape Acquisition Corp. | Wilmington | | Financial Enterprise | 100.0 |
| 66 | CapeSuccess Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 67 | CapeSuccess LLC | Wilmington | | Financial Enterprise | 82.6 |
| 68 | Cardales Management Limited | St. Peter Port | | Securities Trading Firm | 100.0 |
| 69 | Cardales UK Limited | London | | Financial Enterprise | 100.0 |
| 70 | Career Blazers Consulting Services, Inc. | Albany | | Other Enterprise | 100.0 |
| 71 | Career Blazers Contingency Professionals, Inc. | Albany | | Other Enterprise | 100.0 |
| 72 | Career Blazers Learning Center of Los Angeles, Inc. | Los Angeles | | Other Enterprise | 100.0 |
| 73 | Career Blazers LLC | Wilmington | | Financial Enterprise | 100.0 |
| 74 | Career Blazers Management Company, Inc. | Albany | | Other Enterprise | 100.0 |
| 75 | Career Blazers New York, Inc. | Albany | | Other Enterprise | 100.0 |
| 76 | Career Blazers of Ontario Inc. | London, Ontario | | Other Enterprise | 100.0 |
| 77 | Career Blazers Personnel Services of Washington, D.C., Inc. | Washington D.C. | | Other Enterprise | 100.0 |
| 78 | Career Blazers Personnel Services, Inc. | Albany | | Financial Enterprise | 100.0 |
| 79 | Career Blazers Service Company, Inc. | Wilmington | | Other Enterprise | 100.0 |
| 80 | Caribbean Resort Holdings, Inc. | New York | 1 | Financial Enterprise | 0.0 |
| 81 | Castlewood Expansion Partners, L.P. | Wilmington | | Provider of Supporting Services | 87.5 |
| 82 | Cathay Advisory (Beijing) Co., Ltd. | Beijing | | Other Enterprise | 100.0 |
| 83 | Cathay Asset Management Company Limited | Port Louis | | Financial Enterprise | 100.0 |
| 84 | Cathay Capital Company (No 2) Limited | Port Louis | | Financial Enterprise | 67.6 |
| 85 | CBI NY Training, Inc. | Albany | | Other Enterprise | 100.0 |
| 86 | Cedar (Luxembourg) S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 87 | Centennial River 1 Inc. | Denver | | Other Enterprise | 100.0 |
| 88 | Centennial River 2 Inc. | Austin | | Other Enterprise | 100.0 |
| 89 | Centennial River Acquisition I Corporation | Wilmington | | Other Enterprise | 100.0 |
| 90 | Centennial River Acquisition II Corporation | Wilmington | | Other Enterprise | 100.0 |
| 91 | Centennial River Corporation | Wilmington | | Financial Enterprise | 100.0 |
| 92 | Channel Nominees Limited (in members' voluntary liquidation) | London | | Other Enterprise | 100.0 |
| 93 | Cinda - DB NPL Securitization Trust 2003-1 | Wilmington | 1 | Financial Enterprise | 0.0 |
| 94 | Civic Investments Limited | St. Helier | | Financial Enterprise | 100.0 |
| 95 | Consumo Finance S.p.A. | Milan | | Credit Institution | 100.0 |
| 96 | CREDA Objektanlage- und verwaltungsgesellschaft mbH | Bonn | | Provider of Supporting Services | 100.0 |
| 97 | CTXL Achtzehnte Vermögensverwaltung GmbH | Munich | | Financial Enterprise | 100.0 |
| 98 | Cyrus J. Lawrence Capital Holdings, Inc. | Wilmington | | Credit Institution | 100.0 |
| 99 | D B Rail Holdings (UK) No. 1 Limited (in members' voluntary liquidation) | London | | Financial Enterprise | 100.0 |
| 100 | D&M Turnaround Partners Godo Kaisha | Tokyo | | Financial Services Institution | 100.0 |
| 101 | D.B. International Delaware, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 102 | DAHOC (UK) Limited | London | | Financial Enterprise | 100.0 |
| 103 | DAHOC Beteiligungsgesellschaft mbH | Frankfurt | | Financial Enterprise | 100.0 |
| 104 | DB (Malaysia) Nominee (Asing) Sdn. Bhd. | Kuala Lumpur | | Other Enterprise | 100.0 |
| 105 | DB (Malaysia) Nominee (Tempatan) Sdn. Bhd. | Kuala Lumpur | | Other Enterprise | 100.0 |
| 106 | DB (Pacific) Limited | Wilmington | | Financial Enterprise | 100.0 |
| 107 | DB (Pacific) Limited, New York | New York | | Financial Enterprise | 100.0 |
| 108 | DB Abalone LLC | Wilmington | | Financial Enterprise | 100.0 |
| 109 | DB Alex. Brown Holdings Incorporated | Wilmington | | Financial Enterprise | 100.0 |
| 110 | DB Alps Corporation | Wilmington | | Financial Enterprise | 100.0 |
| 111 | DB Alternative Trading Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 112 | DB Alternatives and Fund Solutions Shanghai Investment Company Ltd | Shanghai | | Other Enterprise | 100.0 |
| 113 | DB Aotearoa Investments Limited | George Town | | Provider of Supporting Services | 100.0 |
| 114 | DB Beteiligungs-Holding GmbH | Frankfurt | | Financial Enterprise | 100.0 |
| 115 | DB Bluebell Investments (Cayman) Partnership | George Town | | Financial Enterprise | 100.0 |
| 116 | DB Boracay LLC | Wilmington | | Financial Enterprise | 100.0 |
| 117 | DB CAPAM GmbH | Cologne | | Provider of Supporting Services | 100.0 |
| 118 | DB Capital Management, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 119 | DB Capital Markets (Deutschland) GmbH | Frankfurt | | Finance Holding Company | 100.0 |
| 120 | DB Capital Partners (Asia), L.P. | George Town | | Financial Enterprise | 80.0 |
| 121 | DB Capital Partners (Europe) 2000 - A Founder Partner LP | Wilmington | 1 | Financial Enterprise | 0.0 |
| 122 | DB Capital Partners (Europe) 2000 - B Founder Partner LP | Wilmington | 1 | Financial Enterprise | 0.0 |
| 123 | DB Capital Partners Asia G.P. Limited | George Town | | Financial Enterprise | 100.0 |
| 124 | DB Capital Partners Europe 2002 Founder Partner LP | Wilmington | 1 | Financial Enterprise | 0.0 |
| 125 | DB Capital Partners General Partner Limited | London | | Financial Enterprise | 100.0 |
| 126 | DB Capital Partners Latin America, G.P. Limited | George Town | | Financial Enterprise | 100.0 |
| 127 | DB Capital Partners, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 128 | DB Capital Partners, Latin America, L.P. | George Town | | Financial Enterprise | 80.2 |
| 129 | DB Capital, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 130 | DB Cartera de Inmuebles 1, S.A.U. | Pozuelo de | | Provider of Supporting Services | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| | | Alarcón | | | |
| 131 | DB Chestnut Holdings Limited | George Town | | Provider of Supporting Services | 100.0 |
| 132 | DB Commodities Canada Ltd. | Toronto | | Provider of Supporting Services | 100.0 |
| 133 | DB Commodity Services LLC | Wilmington | | Securities Trading Firm | 100.0 |
| 134 | DB Consorzio S. Cons. a r. l. | Milan | | Provider of Supporting Services | 100.0 |
| 135 | DB Corporate Advisory (Malaysia) Sdn. Bhd. | Kuala Lumpur | | Financial Enterprise | 100.0 |
| 136 | DB Crest Limited | St. Helier | | Credit Institution | 100.0 |
| 137 | DB Delaware Holdings (Europe) Limited | George Town | | Financial Enterprise | 100.0 |
| 138 | DB Delaware Holdings (UK) Limited | London | | Financial Enterprise | 100.0 |
| 139 | DB Depositor Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 140 | DB Energy Commodities Limited | London | | Provider of Supporting Services | 100.0 |
| 141 | DB Energy Trading LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 142 | DB Enfield Infrastructure Holdings Limited | St. Helier | | Financial Enterprise | 100.0 |
| 143 | DB Enfield Infrastructure Investments Limited | St. Helier | | Provider of Supporting Services | 100.0 |
| 144 | DB Enterprise GmbH & Co. Zweite Beteiligungs KG | Luetzen-Gostau | | Financial Enterprise | 100.0 |
| 145 | DB Equipment Leasing, Inc. | New York | | Financial Enterprise | 100.0 |
| 146 | DB Equity Limited | London | | Financial Enterprise | 100.0 |
| 147 | DB Equity S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 148 | DB Fillmore Lender Corp. | Wilmington | | Other Enterprise | 100.0 |
| 149 | DB Finance (Delaware), LLC | Wilmington | | Financial Enterprise | 100.0 |
| 150 | DB Finanz-Holding GmbH | Frankfurt | | Finance Holding Company | 100.0 |
| 151 | DB Fund Services LLC | Wilmington | | Other Enterprise | 100.0 |
| 152 | DB Funding LLC #4 | Wilmington | | Credit Institution | 100.0 |
| 153 | DB Funding LLC #5 | Wilmington | | Credit Institution | 100.0 |
| 154 | DB Funding LLC #6 | Wilmington | | Credit Institution | 100.0 |
| 155 | DB Global Technology SRL | Bucharest | | Provider of Supporting Services | 100.0 |
| 156 | DB Global Technology, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 157 | DB Group Services (UK) Limited | London | | Provider of Supporting Services | 100.0 |
| 158 | DB Holdings (New York), Inc. | New York | | Financial Enterprise | 100.0 |
| 159 | DB Holdings (South America) Limited | Wilmington | | Financial Enterprise | 100.0 |
| 160 | DB HR Solutions GmbH | Eschborn | | Provider of Supporting Services | 100.0 |
| 161 | DB ICON Investments Limited (in members' voluntary liquidation) | London | | Financial Enterprise | 100.0 |
| 162 | DB Impact Investment Fund I, L.P. | Edinburgh | | Financial Enterprise | 100.0 |
| 163 | DB Industrial Holdings Beteiligungs GmbH & Co. KG | Luetzen-Gostau | | Financial Enterprise | 100.0 |
| 164 | DB Industrial Holdings GmbH | Luetzen-Gostau | | Financial Enterprise | 100.0 |
| 165 | DB Infrastructure Holdings (UK) No.3 Limited | London | | Financial Enterprise | 100.0 |
| 166 | DB Intermezzo LLC | Wilmington | | Financial Enterprise | 100.0 |
| 167 | DB International (Asia) Limited | Singapore | | Deposit-taking Credit Institution | 100.0 |
| 168 | DB International Investments Limited | London | | Financial Enterprise | 100.0 |
| 169 | DB International Trust (Singapore) Limited | Singapore | | Other Enterprise | 100.0 |
| 170 | DB Investment Management, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 171 | DB Investment Managers, Inc. | Wilmington | | Securities Trading Firm | 100.0 |
| 172 | DB Investment Partners, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 173 | DB Investment Services GmbH | Frankfurt | | Deposit-taking Credit Institution | 100.0 |
| 174 | DB Investments (GB) Limited | London | | Finance Holding Company | 100.0 |
| 175 | DB IROC Leasing Corp. | New York | | Financial Enterprise | 100.0 |
| 176 | DB Jasmine (Cayman) Limited (in voluntary liquidation) | George Town | | Financial Enterprise | 100.0 |
| 177 | DB Kredit Service GmbH | Berlin | | Provider of Supporting Services | 100.0 |
| 178 | DB London (Investor Services) Nominees Limited | London | | Credit Institution | 100.0 |
| 179 | DB Management Support GmbH | Frankfurt | | Provider of Supporting Services | 100.0 |
| 180 | DB Managers, LLC | West Trenton | | Securities Trading Firm | 100.0 |
| 181 | DB Mortgage Investment Inc. | Baltimore | | Provider of Supporting Services | 100.0 |
| 182 | DB Nexus American Investments (UK) Limited | London | | Financial Enterprise | 100.0 |
| 183 | DB Nexus Iberian Investments (UK) Limited | London | | Financial Enterprise | 100.0 |
| 184 | DB Nexus Investments (UK) Limited | London | | Financial Enterprise | 100.0 |
| 185 | DB Nominees (Hong Kong) Limited | Hong Kong | | Provider of Supporting Services | 100.0 |
| 186 | DB Nominees (Singapore) Pte Ltd | Singapore | | Other Enterprise | 100.0 |
| 187 | DB Omega BTV S.C.S. | Luxembourg | | Financial Enterprise | 100.0 |
| 188 | DB Omega Holdings LLC | Wilmington | | Financial Enterprise | 100.0 |
| 189 | DB Omega Ltd. | George Town | | Financial Enterprise | 100.0 |
| 190 | DB Omega S.C.S. | Luxembourg | | Financial Enterprise | 100.0 |
| 191 | DB Operaciones y Servicios Interactivos Agrupación de Interés Económico | Barcelona | | Provider of Supporting Services | 99.9 |
| 192 | DB Overseas Finance Delaware, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 193 | DB Overseas Holdings Limited | London | | Financial Enterprise | 100.0 |
| 194 | DB Partnership Management Ltd. | Wilmington | | Financial Enterprise | 100.0 |
| 195 | DB Portfolio Southwest, Inc. | Houston | | Provider of Supporting Services | 100.0 |

| Serial No. | Name of company | Domicile of company | Footnote | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 196 | DB Print GmbH | Frankfurt | | Provider of Supporting Services | 100.0 |
| 197 | DB Private Clients Corp. | Wilmington | | Credit Institution | 100.0 |
| 198 | DB Private Equity GmbH | Cologne | | Fund Management Company | 100.0 |
| 199 | DB Private Equity International S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 200 | DB Private Equity Treuhand GmbH | Cologne | | Financial Enterprise | 100.0 |
| 201 | DB Private Wealth Mortgage Ltd. | New York | | Credit Institution | 100.0 |
| 202 | DB PWM Private Markets I GP | Luxembourg | | Financial Enterprise | 100.0 |
| 203 | DB Rail Trading (UK) Limited (in members' voluntary liquidation) | London | | Financial Enterprise | 100.0 |
| 204 | DB Re S.A. | Luxembourg | | Reinsurance Company | 100.0 |
| 205 | DB RMS Leasing (Cayman) L.P. | George Town | | Financial Enterprise | 100.0 |
| 206 | DB Road (UK) Limited | George Town | | Financial Enterprise | 100.0 |
| 207 | DB Samay Finance No. 2, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 208 | DB Securities S.A. | Warsaw | | Securities Trading Firm | 100.0 |
| 209 | DB Service Centre Limited | Dublin | | Payment Institution | 100.0 |
| 210 | DB Service Uruguay S.A. | Montevideo | | Credit Institution | 100.0 |
| 211 | DB Services Americas, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 212 | DB Services New Jersey, Inc. | West Trenton | | Provider of Supporting Services | 100.0 |
| 213 | DB Servicios México, Sociedad Anónima de Capital Variable | Mexico City | | Provider of Supporting Services | 100.0 |
| 214 | DB Servizi Amministrativi S.r.l. | Milan | | Provider of Supporting Services | 100.0 |
| 215 | DB Strategic Advisors, Inc. | Makati City | | Provider of Supporting Services | 100.0 |
| 216 | DB Structured Derivative Products, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 217 | DB Structured Products, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 218 | DB Trips Investments Limited | George Town | 1 | Financial Enterprise | 0.0 |
| 219 | DB Trustee Services Limited | London | | Other Enterprise | 100.0 |
| 220 | DB Trustees (Hong Kong) Limited | Hong Kong | | Other Enterprise | 100.0 |
| 221 | DB U.K. Nominees Limited (in members' voluntary liquidation) | London | | Provider of Supporting Services | 100.0 |
| 222 | DB U.S. Financial Markets Holding Corporation | Wilmington | | Financial Enterprise | 100.0 |
| 223 | DB UK Australia Finance Limited | George Town | | Financial Enterprise | 100.0 |
| 224 | DB UK Australia Holdings Limited | London | | Financial Enterprise | 100.0 |
| 225 | DB UK Bank Limited | London | | Deposit-taking Credit Institution | 100.0 |
| 226 | DB UK Holdings Limited | London | | Financial Enterprise | 100.0 |
| 227 | DB UK PCAM Holdings Limited | London | | Financial Enterprise | 100.0 |
| 228 | DB USA Corporation | Wilmington | | Finance Holding Company | 100.0 |
| 229 | DB Valoren S.à r.l. | Luxembourg | | Finance Holding Company | 100.0 |
| 230 | DB Value S.à r.l. | Luxembourg | | Finance Holding Company | 100.0 |
| 231 | DB Vanquish (UK) Limited | London | | Credit Institution | 100.0 |
| 232 | DB Vantage (UK) Limited | London | | Credit Institution | 100.0 |
| 233 | DB Vantage No.2 (UK) Limited | London | | Credit Institution | 100.0 |
| 234 | DB Vita S.A. | Luxembourg | | Insurance Companies | 75.0 |
| 235 | db x-trackers (Proprietary) Limited | Johannesburg | | Securities Trading Firm | 100.0 |
| 236 | DBAB Wall Street, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 237 | DBAH Capital, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 238 | DBCCA Investment Partners, Inc. | Wilmington | | Securities Trading Firm | 100.0 |
| 239 | DBCIBZ1 | George Town | | Financial Enterprise | 100.0 |
| 240 | DBCIBZ2 | George Town | | Financial Enterprise | 100.0 |
| 241 | DBFIC, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 242 | DBG Vermögensverwaltungsgesellschaft mbH | Frankfurt | | Financial Enterprise | 100.0 |
| 243 | DBNY Brazil Invest Co. | Wilmington | | Financial Enterprise | 100.0 |
| 244 | DBNZ Overseas Investments (No.1) Limited | George Town | | Financial Enterprise | 100.0 |
| 245 | DBOI Global Services (UK) Limited | London | | Provider of Supporting Services | 100.0 |
| 246 | DBOI Global Services Private Limited | Mumbai | | Provider of Supporting Services | 100.0 |
| 247 | DBR Investments Co. Limited | George Town | | Financial Enterprise | 100.0 |
| 248 | DBRE Global Real Estate Management IA, Ltd. | George Town | | Financial Enterprise | 100.0 |
| 249 | DBRE Global Real Estate Management IB, Ltd. | George Town | | Financial Enterprise | 100.0 |
| 250 | DBRMSGP1 | George Town | | Financial Enterprise | 100.0 |
| 251 | DBRMSGP2 | George Town | | Financial Enterprise | 100.0 |
| 252 | DBS Technology Ventures, L.L.C. | Wilmington | | Financial Enterprise | 100.0 |
| 253 | DBUK PCAM Limited | London | | Finance Holding Company | 100.0 |
| 254 | DBUSBZ1, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 255 | DBUSBZ2, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 256 | DBX Advisors LLC | Wilmington | | Securities Trading Firm | 100.0 |
| 257 | DBX Strategic Advisors LLC | Wilmington | | Securities Trading Firm | 100.0 |
| 258 | dbX-Asian Long/Short Equity 3 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 259 | dbX-Commodity 1 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 260 | dbX-Convertible Arbitrage 14 Fund | St. Helier | 2 | Financial Enterprise | 72.1 |
| 261 | dbX-Credit 2 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 262 | dbX-Credit 3 Fund | St. Helier | 2 | Financial Enterprise | 98.3 |
| 263 | dbX-Credit 4 Fund | St. Helier | 2 | Financial Enterprise | 78.4 |
| 264 | dbX-CTA 16 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 265 | dbX-CTA 18 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 266 | dbX-CTA 2 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 267 | dbX-CTA 9 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 268 | dbX-Emerging Markets Macro 1 Fund | St. Helier | 2 | Financial Enterprise | 97.6 |
| 269 | dbX-Global Long/Short Equity 10 (Sabre) | St. Helier | 2 | Financial Enterprise | 100.0 |
| 270 | dbX-Global Long/Short Equity 9 Fund | St. Helier | 2 | Financial Enterprise | 96.7 |
| 271 | dbX-Global Macro 4 Fund | St. Helier | 2 | Financial Enterprise | 97.4 |
| 272 | dbX-Global Macro 9 Fund | St. Helier | 2 | Financial Enterprise | 98.0 |
| 273 | dbX-Risk Arbitrage 1 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 274 | dbX-Risk Arbitrage 6 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 275 | dbX-Risk Arbitrage 9 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 276 | dbX-US Long/Short Equity 13 Fund | St. Helier | 2 | Financial Enterprise | 100.0 |
| 277 | dbX-US Long/Short Equity 15 Fund | St. Helier | 2 | Financial Enterprise | 93.0 |
| 278 | De Meng Innovative (Beijing) Consulting Company Limited | Beijing | | Provider of Supporting Services | 100.0 |
| 279 | DeAM Infrastructure Limited | London | | Financial Enterprise | 100.0 |
| 280 | DeAWM Distributors, Inc. | Wilmington | | Securities Trading Firm | 100.0 |
| 281 | DeAWM Service Company | Wilmington | | Provider of Supporting Services | 100.0 |
| 282 | DeAWM Trust Company | Salem | | Securities Trading Firm | 100.0 |
| 283 | DEBEKO Immobilien GmbH & Co Grundbesitz OHG | Eschborn | | Provider of Supporting Services | 100.0 |
| 284 | DEE Deutsche Erneuerbare Energien GmbH | Duesseldorf | | Financial Enterprise | 100.0 |
| 285 | DEGRU Erste Beteiligungsgesellschaft mbH i.L. | Eschborn | | Financial Enterprise | 100.0 |
| 286 | Delowrezham de México S. de R.L. de C.V. | Mexico City | | Financial Enterprise | 100.0 |
| 287 | DEUFRAN Beteiligungs GmbH | Frankfurt | | Financial Enterprise | 100.0 |
| 288 | DEUKONA Versicherungs-Vermittlungs-GmbH | Frankfurt | | Provider of Supporting Services | 100.0 |
| 289 | Deutsche (Aotearoa) Capital Holdings New Zealand | Auckland | | Credit Institution | 100.0 |
| 290 | Deutsche (Aotearoa) Foreign Investments New Zealand | Auckland | | Credit Institution | 100.0 |
| 291 | Deutsche (New Munster) Holdings New Zealand Limited | Auckland | | Credit Institution | 100.0 |
| 292 | Deutsche Aeolia Power Production Société Anonyme | Paiania | | Other Enterprise | 80.0 |
| 293 | Deutsche Alt-A Securities, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 294 | Deutsche Alternative Asset Management (France) SAS | Paris | | Other Enterprise | 100.0 |
| 295 | Deutsche Alternative Asset Management (Global) Limited | London | | Financial Enterprise | 100.0 |
| 296 | Deutsche Alternative Asset Management (UK) Limited | London | | Financial Services Institution | 100.0 |
| 297 | Deutsche Asia Pacific Finance, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 298 | Deutsche Asia Pacific Holdings Pte Ltd | Singapore | | Finance Holding Company | 100.0 |
| 299 | Deutsche Asset & Wealth Management International GmbH | Frankfurt | | Securities Trading Firm | 100.0 |
| 300 | Deutsche Asset & Wealth Management Investment GmbH | Frankfurt | | Fund Management Company | 100.0 |
| 301 | Deutsche Asset & Wealth Management Investment S.A. | Luxembourg | | Fund Management Company | 100.0 |
| 302 | Deutsche Asset Management (Asia) Limited | Singapore | | Securities Trading Firm | 100.0 |
| 303 | Deutsche Asset Management (Hong Kong) Limited | Hong Kong | | Securities Trading Firm | 100.0 |
| 304 | Deutsche Asset Management (India) Private Limited | Mumbai | | Securities Trading Firm | 100.0 |
| 305 | Deutsche Asset Management (Japan) Limited | Tokyo | | Securities Trading Firm | 100.0 |
| 306 | Deutsche Asset Management (Korea) Company Limited | Seoul | | Securities Trading Firm | 100.0 |
| 307 | Deutsche Asset Management (UK) Limited | London | | Financial Enterprise | 100.0 |
| 308 | Deutsche Asset Management Group Limited | London | | Finance Holding Company | 100.0 |
| 309 | Deutsche Auskunftei Service GmbH | Hamburg | | Provider of Supporting Services | 100.0 |
| 310 | Deutsche Australia Limited | Sydney | | Credit Institution | 100.0 |
| 311 | Deutsche Bank (Cayman) Limited | George Town | | Deposit-taking Credit Institution | 100.0 |
| 312 | Deutsche Bank (Chile) | Santiago | | Deposit-taking Credit Institution | 100.0 |
| 313 | Deutsche Bank (China) Co., Ltd. | Beijing | | Deposit-taking Credit Institution | 100.0 |
| 314 | Deutsche Bank (Malaysia) Berhad | Kuala Lumpur | | Deposit-taking Credit Institution | 100.0 |
| 315 | Deutsche Bank (Malta) Ltd | Floriana | | Deposit-taking Credit Institution | 100.0 |
| 316 | Deutsche Bank (Mauritius) Limited | Port Louis | | Deposit-taking Credit Institution | 100.0 |
| 317 | Deutsche Bank (Perú) S.A. | Lima | | Deposit-taking Credit Institution | 100.0 |
| 318 | Deutsche Bank (Suisse) SA | Geneva | | Deposit-taking Credit Institution | 100.0 |
| 319 | Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa | Montevideo | | Deposit-taking Credit Institution | 100.0 |
| 320 | DEUTSCHE BANK A.S. | Istanbul | | Deposit-taking Credit Institution | 100.0 |
| 321 | Deutsche Bank Americas Holding Corp. | Wilmington | | Finance Holding Company | 100.0 |
| 322 | Deutsche Bank Bauspar-Aktiengesellschaft | Frankfurt | | Deposit-taking Credit Institution | 100.0 |
| 323 | Deutsche Bank Corretora de Valores S.A. | Sao Paulo | | Securities Trading Firm | 100.0 |
| 324 | Deutsche Bank Europe GmbH | Frankfurt | | Deposit-taking Credit Institution | 100.0 |
| 325 | Deutsche Bank Financial Company | George Town | | Credit Institution | 100.0 |
| 326 | Deutsche Bank Financial Inc. | Wilmington | | Credit Institution | 100.0 |
| 327 | Deutsche Bank Holdings, Inc. | Wilmington | | Financial Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 328 | Deutsche Bank Insurance Agency Incorporated | Baltimore | | Other Enterprise | 100.0 |
| 329 | Deutsche Bank Insurance Agency of Delaware | Wilmington | | Financial Enterprise | 100.0 |
| 330 | Deutsche Bank International Limited | St. Helier | | Deposit-taking Credit Institution | 100.0 |
| 331 | Deutsche Bank International Trust Co. (Cayman) Limited | George Town | | Other Enterprise | 100.0 |
| 332 | Deutsche Bank International Trust Co. Limited | St. Peter Port | | Other Enterprise | 100.0 |
| 333 | Deutsche Bank Investments (Guernsey) Limited | St. Peter Port | | Financial Enterprise | 100.0 |
| 334 | Deutsche Bank Luxembourg S.A. | Luxembourg | | Deposit-taking Credit Institution | 100.0 |
| 335 | Deutsche Bank Mutui S.p.A. | Milan | | Credit Institution | 100.0 |
| 336 | Deutsche Bank México, S.A., Institución de Banca Múltiple | Mexico City | | Deposit-taking Credit Institution | 100.0 |
| 337 | Deutsche Bank National Trust Company | Los Angeles | | Credit Institution | 100.0 |
| 338 | Deutsche Bank Nederland N.V. | Amsterdam | | Deposit-taking Credit Institution | 100.0 |
| 339 | Deutsche Bank Nominees (Jersey) Limited | St. Helier | | Other Enterprise | 100.0 |
| 340 | Deutsche Bank Polska Spólka Akcyjna | Warsaw | | Deposit-taking Credit Institution | 100.0 |
| 341 | Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft | Frankfurt | | Deposit-taking Credit Institution | 100.0 |
| 342 | Deutsche Bank Realty Advisors, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 343 | Deutsche Bank S.A. | Buenos Aires | | Deposit-taking Credit Institution | 100.0 |
| 344 | Deutsche Bank S.A. - Banco Alemão | Sao Paulo | | Deposit-taking Credit Institution | 100.0 |
| 345 | Deutsche Bank Securities Inc. | Wilmington | | Securities Trading Firm | 100.0 |
| 346 | Deutsche Bank Securities Limited | Toronto | | Securities Trading Firm | 100.0 |
| 347 | Deutsche Bank Services (Jersey) Limited | St. Helier | | Provider of Supporting Services | 100.0 |
| 348 | Deutsche Bank Società per Azioni | Milan | | Deposit-taking Credit Institution | 99.8 |
| 349 | Deutsche Bank Trust Company Americas | New York | | Deposit-taking Credit Institution | 100.0 |
| 350 | Deutsche Bank Trust Company Delaware | Wilmington | | Deposit-taking Credit Institution | 100.0 |
| 351 | Deutsche Bank Trust Company, National Association | New York | | Credit Institution | 100.0 |
| 352 | Deutsche Bank Trust Corporation | New York | | Finance Holding Company | 100.0 |
| 353 | Deutsche Bank Trustee Services (Guernsey) Limited | St. Peter Port | | Provider of Supporting Services | 100.0 |
| 354 | Deutsche Bank Österreich AG | Vienna | | Deposit-taking Credit Institution | 100.0 |
| 355 | Deutsche Bank, Sociedad Anónima Española | Madrid | | Deposit-taking Credit Institution | 99.8 |
| 356 | Deutsche Capital Finance (2000) Limited | George Town | | Credit Institution | 100.0 |
| 357 | Deutsche Capital Hong Kong Limited | Hong Kong | | Financial Enterprise | 100.0 |
| 358 | Deutsche Capital Markets Australia Limited | Sydney | | Securities Trading Firm | 100.0 |
| 359 | Deutsche Capital Partners China Limited | George Town | | Financial Enterprise | 100.0 |
| 360 | Deutsche Cayman Ltd. | George Town | | Other Enterprise | 100.0 |
| 361 | Deutsche CIB Centre Private Limited | Mumbai | | Provider of Supporting Services | 100.0 |
| 362 | Deutsche Clubholding GmbH | Frankfurt | | Financial Enterprise | 95.0 |
| 363 | Deutsche Commodities Trading Co., Ltd. | Shanghai | | Securities Trading Firm | 100.0 |
| 364 | Deutsche Custody N.V. | Amsterdam | | Credit Institution | 100.0 |
| 365 | Deutsche Domus New Zealand Limited | Auckland | | Credit Institution | 100.0 |
| 366 | Deutsche Emerging Markets Investments (Netherlands) B.V. | Amsterdam | | Provider of Supporting Services | 99.9 |
| 367 | Deutsche Equities India Private Limited | Mumbai | | Securities Trading Firm | 100.0 |
| 368 | Deutsche Far Eastern Asset Management Company Limited | Taipei | | Financial Services Institution | 60.0 |
| 369 | Deutsche Fiduciary Services (Suisse) SA | Geneva | | Other Enterprise | 100.0 |
| 370 | Deutsche Finance Co 1 Pty Limited | Sydney | | Financial Enterprise | 100.0 |
| 371 | Deutsche Finance Co 2 Pty Limited | Sydney | | Financial Enterprise | 100.0 |
| 372 | Deutsche Finance Co 3 Pty Limited | Sydney | | Financial Enterprise | 100.0 |
| 373 | Deutsche Finance Co 4 Pty Limited | Sydney | | Financial Enterprise | 100.0 |
| 374 | Deutsche Finance No. 2 (UK) Limited | London | | Credit Institution | 100.0 |
| 375 | Deutsche Finance No. 2 Limited | George Town | | Financial Enterprise | 100.0 |
| 376 | Deutsche Finance No. 4 (UK) Limited (in members' voluntary liquidation) | London | | Credit Institution | 100.0 |
| 377 | Deutsche Foras New Zealand Limited | Auckland | | Credit Institution | 100.0 |
| 378 | Deutsche Futures Singapore Pte Ltd | Singapore | | Securities Trading Firm | 100.0 |
| 379 | Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung | Duesseldorf | | Financial Enterprise | 100.0 |
| 380 | Deutsche Global Markets Limited | Tel Aviv | | Financial Enterprise | 100.0 |
| 381 | Deutsche Group Holdings (SA) Proprietary Limited | Johannesburg | | Financial Enterprise | 100.0 |
| 382 | Deutsche Group Services Pty Limited | Sydney | | Provider of Supporting Services | 100.0 |
| 383 | Deutsche Grundbesitz Beteiligungsgesellschaft mbH | Eschborn | | Financial Enterprise | 100.0 |
| 384 | Deutsche Grundbesitz-Anlagegesellschaft mit beschränkter Haftung | Frankfurt | | Other Enterprise | 99.8 |
| 385 | Deutsche Haussmann S.à r.l. | Luxembourg | | Securities Trading Firm | 100.0 |
| 386 | Deutsche Holdings (BTI) Limited | London | | Financial Enterprise | 100.0 |
| 387 | Deutsche Holdings (Luxembourg) S.à r.l. | Luxembourg | | Finance Holding Company | 100.0 |
| 388 | Deutsche Holdings (Malta) Ltd. | Floriana | | Finance Holding Company | 100.0 |
| 389 | Deutsche Holdings (SA) (Proprietary) Limited | Johannesburg | | Financial Enterprise | 100.0 |
| 390 | Deutsche Holdings Limited | London | | Finance Holding Company | 100.0 |
| 391 | Deutsche Holdings No. 2 Limited | London | | Financial Enterprise | 100.0 |
| 392 | Deutsche Holdings No. 3 Limited | London | | Financial Enterprise | 100.0 |
| 393 | Deutsche Holdings No. 4 Limited | London | | Financial Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 394 | Deutsche Immobilien Leasing GmbH | Duesseldorf | | Financial Services Institution | 100.0 |
| 395 | Deutsche India Holdings Private Limited | Mumbai | | Finance Holding Company | 100.0 |
| 396 | Deutsche International Corporate Services (Delaware) LLC | Wilmington | | Financial Enterprise | 100.0 |
| 397 | Deutsche International Corporate Services (Ireland) Limited | Dublin | | Financial Enterprise | 100.0 |
| 398 | Deutsche International Corporate Services Limited | St. Helier | | Other Enterprise | 100.0 |
| 399 | Deutsche International Custodial Services Limited | St. Helier | | Other Enterprise | 100.0 |
| 400 | Deutsche International Finance (Ireland) Limited | Dublin | | Securities Trading Firm | 100.0 |
| 401 | Deutsche International Trust Company N.V. | Amsterdam | | Other Enterprise | 100.0 |
| 402 | Deutsche International Trust Corporation (Mauritius) Limited | Port Louis | | Other Enterprise | 100.0 |
| 403 | Deutsche Inversiones Dos S.A. | Santiago | | Finance Holding Company | 100.0 |
| 404 | Deutsche Inversiones Limitada | Santiago | | Financial Enterprise | 100.0 |
| 405 | DEUTSCHE INVEST Reale Werte geschl. Inv. AG | Cologne | | Other Enterprise | 100.0 |
| 406 | Deutsche Investment Management Americas Inc. | Wilmington | | Financial Services Institution | 100.0 |
| 407 | Deutsche Investments (Netherlands) N.V. | Amsterdam | | Financial Enterprise | 100.0 |
| 408 | Deutsche Investments Australia Limited | Sydney | | Securities Trading Firm | 100.0 |
| 409 | Deutsche Investments India Private Limited | Mumbai | | Credit Institution | 100.0 |
| 410 | Deutsche Investor Services Private Limited | Mumbai | | Other Enterprise | 100.0 |
| 411 | Deutsche IT License GmbH | Eschborn | | Provider of Supporting Services | 100.0 |
| 412 | Deutsche Knowledge Services Pte. Ltd. | Singapore | | Provider of Supporting Services | 100.0 |
| 413 | Deutsche Managed Investments Limited | Sydney | | Credit Institution | 100.0 |
| 414 | Deutsche Mandatos S.A. | Buenos Aires | | Financial Enterprise | 100.0 |
| 415 | Deutsche Master Funding Corporation | Wilmington | | Financial Enterprise | 100.0 |
| 416 | Deutsche Mexico Holdings S.à r.l. | Luxembourg | | Finance Holding Company | 100.0 |
| 417 | Deutsche Morgan Grenfell Group Public Limited Company | London | | Credit Institution | 100.0 |
| 418 | Deutsche Morgan Grenfell Nominees Pte Ltd | Singapore | | Other Enterprise | 100.0 |
| 419 | Deutsche Mortgage & Asset Receiving Corporation | Wilmington | | Provider of Supporting Services | 100.0 |
| 420 | Deutsche Mortgage Securities, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 421 | Deutsche New Zealand Limited | Auckland | | Credit Institution | 100.0 |
| 422 | Deutsche Nominees Limited | London | | Credit Institution | 100.0 |
| 423 | Deutsche Oppenheim Family Office AG | Grasbrunn | | Securities Trading Firm | 100.0 |
| 424 | Deutsche Overseas Issuance New Zealand Limited | Auckland | | Provider of Supporting Services | 100.0 |
| 425 | Deutsche Postbank AG | Bonn | | Deposit-taking Credit Institution | 100.0 |
| 426 | Deutsche Postbank Finance Center Objekt GmbH | Schuttrange | | Provider of Supporting Services | 100.0 |
| 427 | Deutsche Private Asset Management Limited | London | | Other Enterprise | 100.0 |
| 428 | Deutsche Securities (India) Private Limited | New Delhi | | Securities Trading Bank | 100.0 |
| 429 | Deutsche Securities (Perú) S.A. | Lima | | Other Enterprise | 100.0 |
| 430 | Deutsche Securities (Proprietary) Limited | Johannesburg | | Securities Trading Firm | 100.0 |
| 431 | Deutsche Securities (SA) (Proprietary) Limited | Johannesburg | | Financial Enterprise | 100.0 |
| 432 | Deutsche Securities Asia Limited | Hong Kong | | Securities Trading Firm | 100.0 |
| 433 | Deutsche Securities Australia Limited | Sydney | | Securities Trading Bank | 100.0 |
| 434 | Deutsche Securities Inc. | Tokyo | | Securities Trading Bank | 100.0 |
| 435 | Deutsche Securities Israel Ltd. | Tel Aviv | | Securities Trading Firm | 100.0 |
| 436 | Deutsche Securities Korea Co. | Seoul | | Securities Trading Firm | 100.0 |
| 437 | Deutsche Securities Mauritius Limited | Port Louis | | Securities Trading Firm | 100.0 |
| 438 | Deutsche Securities Menkul Degerler A.S. | Istanbul | | Securities Trading Firm | 100.0 |
| 439 | Deutsche Securities New Zealand Limited | Auckland | | Securities Trading Firm | 100.0 |
| 440 | Deutsche Securities S.A. | Buenos Aires | | Securities Trading Firm | 100.0 |
| 441 | Deutsche Securities Saudi Arabia LLC | Riyadh | | Securities Trading Bank | 100.0 |
| 442 | Deutsche Securities SpA | Santiago | | Financial Enterprise | 100.0 |
| 443 | Deutsche Securities Venezuela S.A. | Caracas | | Financial Enterprise | 100.0 |
| 444 | Deutsche Securities, S.A. de C.V., Casa de Bolsa | Mexico City | | Securities Trading Firm | 100.0 |
| 445 | Deutsche Securitisation Australia Pty Limited | Sydney | | Securities Trading Firm | 100.0 |
| 446 | Deutsche StiftungsTrust GmbH | Frankfurt | | Other Enterprise | 100.0 |
| 447 | Deutsche Strategic Investment Holdings Yugen Kaisha | Tokyo | | Financial Enterprise | 100.0 |
| 448 | Deutsche Transnational Trustee Corporation Inc | Charlottetown | | Other Enterprise | 100.0 |
| 449 | Deutsche Trust Company Limited Japan | Tokyo | | Other Enterprise | 100.0 |
| 450 | Deutsche Trustee Company Limited | London | | Other Enterprise | 100.0 |
| 451 | Deutsche Trustee Services (India) Private Limited | Mumbai | | Other Enterprise | 100.0 |
| 452 | Deutsche Trustees Malaysia Berhad | Kuala Lumpur | | Other Enterprise | 100.0 |
| 453 | Deutsches Institut für Altersvorsorge GmbH | Frankfurt | | Other Enterprise | 78.0 |
| 454 | DFC Residual Corp. | Carson City | | Financial Enterprise | 100.0 |
| 455 | DG China Clean Tech Partners | Tianjin | 1 | Financial Enterprise | 49.9 |
| 456 | DI Deutsche Immobilien Baugesellschaft mbH | Frankfurt | | Other Enterprise | 100.0 |
| 457 | DI Deutsche Immobilien Treuhandgesellschaft mbH | Frankfurt | | Other Enterprise | 100.0 |
| 458 | DIB-Consult Deutsche Immobilien- und Beteiligungs-Beratungsgesellschaft mbH | Duesseldorf | | Other Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 459 | DIL Financial Services GmbH & Co. KG | Duesseldorf | | Other Enterprise | 100.0 |
| 460 | DISCA Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 100.0 |
| 461 | DIV Holding GmbH | Luetzen-Gostau | | Financial Enterprise | 100.0 |
| 462 | DMG Technology Management, L.L.C. | Wilmington | | Financial Enterprise | 100.0 |
| 463 | DNU Nominees Pty Limited | Sydney | | Provider of Supporting Services | 100.0 |
| 464 | DSL Portfolio GmbH & Co. KG | Bonn | | Provider of Supporting Services | 100.0 |
| 465 | DSL Portfolio Verwaltungs GmbH | Bonn | | Financial Enterprise | 100.0 |
| 466 | DTS Nominees Pty Limited | Sydney | | Other Enterprise | 100.0 |
| 467 | Durian (Luxembourg) S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 468 | DWS Holding & Service GmbH | Frankfurt | | Financial Enterprise | 99.4 |
| 469 | DWS Investments (Spain), S.G.I.I.C., S.A. | Madrid | | Fund Management Company | 100.0 |
| 470 | EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG i.I. | Hamburg | | Other Enterprise | 65.2 |
| 471 | Elba Finance GmbH | Eschborn | | Financial Enterprise | 100.0 |
| 472 | Elizabethan Holdings Limited | George Town | | Financial Enterprise | 100.0 |
| 473 | Elizabethan Management Limited | George Town | | Other Enterprise | 100.0 |
| 474 | Equipment Management Services LLC | Wilmington | | Other Enterprise | 100.0 |
| 475 | Estate Holdings, Inc. | St. Thomas | 1 | Other Enterprise | 0.0 |
| 476 | European Value Added I (Alternate G.P.) LLP | London | | Financial Enterprise | 100.0 |
| 477 | Evergreen Amsterdam Holdings B.V. | Amsterdam | | Financial Enterprise | 100.0 |
| 478 | Evergreen International Holdings B.V. | Amsterdam | | Credit Institution | 100.0 |
| 479 | Evergreen International Investments B.V. | Amsterdam | | Financial Enterprise | 100.0 |
| 480 | Evergreen International Leasing B.V. | Amsterdam | | Credit Institution | 100.0 |
| 481 | Exinor SA (dissolution volontaire) | Bastogne | | Other Enterprise | 100.0 |
| 482 | EXTOREL Private Equity Advisers GmbH | Cologne | | Financial Enterprise | 100.0 |
| 483 | FARAMIR Beteiligungs- und Verwaltungs GmbH | Cologne | | Financial Enterprise | 100.0 |
| 484 | Farezco I, S. de R.L. de C.V. | Mexico City | | Financial Enterprise | 100.0 |
| 485 | Farezco II, S. de R.L. de C.V. | Mexico City | | Financial Enterprise | 100.0 |
| 486 | Fenix Administración de Activos S. de R.L. de C.V. | Mexico City | | Financial Enterprise | 100.0 |
| 487 | Fiduciaria Sant' Andrea S.r.L. | Milan | | Securities Trading Firm | 100.0 |
| 488 | Finanza & Futuro Banca SpA | Milan | | Credit Institution | 100.0 |
| 489 | Firstee Investments LLC | Wilmington | | Financial Enterprise | 100.0 |
| 490 | Fondo de Inversión Privado NPL Fund Two | Santiago | 2 | Financial Services Institution | 70.0 |
| 491 | Franz Urbig- und Oscar Schlitter-Stiftung Gesellschaft mit beschränkter Haftung | Frankfurt | | Provider of Supporting Services | 100.0 |
| 492 | Funds Nominees Limited (in members' voluntary liquidation) | London | | Other Enterprise | 100.0 |
| 493 | Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl "Rimbachzentrum" KG | Bad Homburg | | Other Enterprise | 74.9 |
| 494 | G Finance Holding Corp. | Wilmington | | Financial Enterprise | 100.0 |
| 495 | GbR Goethestraße | Cologne | | Provider of Supporting Services | 94.0 |
| 496 | Gemini Technology Services Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 497 | German Access LLP | London | | Financial Enterprise | 100.0 |
| 498 | German American Capital Corporation | Baltimore | | Credit Institution | 100.0 |
| 499 | Global Commercial Real Estate Special Opportunities Limited | St. Helier | | Provider of Supporting Services | 100.0 |
| 500 | Greenwood Properties Corp. | New York | 1 | Financial Enterprise | 0.0 |
| 501 | Grundstücksgesellschaft Frankfurt Bockenheimer Landstraße GbR | Troisdorf | | Other Enterprise | 94.9 |
| 502 | Grundstücksgesellschaft Köln-Ossendorf VI mbH | Cologne | | Financial Enterprise | 100.0 |
| 503 | Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR | Troisdorf | | Other Enterprise | 64.7 |
| 504 | Gulara Pty Ltd | Sydney | | Financial Enterprise | 100.0 |
| 505 | GUO Mao International Hotels B.V. | Amsterdam | | Financial Enterprise | 100.0 |
| 506 | Hac Investments Ltd. | Wilmington | | Financial Enterprise | 100.0 |
| 507 | HAC Investments Portugal - Servicos de Consultadoria e Gestao Lda | Lisbon | | Financial Enterprise | 100.0 |
| 508 | Hakkeijima Godo Kaisha | Tokyo | | Financial Enterprise | 95.0 |
| 509 | Herengracht Financial Services B.V. | Amsterdam | | Other Enterprise | 100.0 |
| 510 | HTB Spezial GmbH & Co. KG | Cologne | | Industrial Holding | 100.0 |
| 511 | IKARIA Beteiligungs- und Verwaltungsgesellschaft mbH | Cologne | | Financial Enterprise | 100.0 |
| 512 | IOS Finance E F C S.A. | Barcelona | | Financial Enterprise | 100.0 |
| 513 | ISTRON Beteiligungs- und Verwaltungs-GmbH | Cologne | | Financial Enterprise | 100.0 |
| 514 | IVAF I Manager, S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 515 | JR Nominees (Proprietary) Limited | Johannesburg | | Other Enterprise | 100.0 |
| 516 | Jyogashima Godo Kaisha | Tokyo | | Financial Enterprise | 100.0 |
| 517 | KEBA Gesellschaft für interne Services mbH | Frankfurt | | Provider of Supporting Services | 100.0 |
| 518 | Kidson Pte Ltd | Singapore | | Financial Enterprise | 100.0 |
| 519 | Kingfisher Nominees Limited | Auckland | | Provider of Supporting Services | 100.0 |
| 520 | Konsul Inkasso GmbH | Essen | | Provider of Supporting Services | 100.0 |
| 521 | Kradavimd UK Lease Holdings Limited | London | | Financial Enterprise | 100.0 |
| 522 | Kunshan RREEF Equity Investment Fund Management Co. Ltd. | Kunshan | | Financial Enterprise | 100.0 |
| 523 | LA Water Holdings Limited | George Town | | Financial Enterprise | 75.0 |
| 524 | Lammermuir Leasing Limited | London | | Financial Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 525 | LAWL Pte. Ltd. | Singapore | | Financial Enterprise | 100.0 |
| 526 | Leasing Verwaltungsgesellschaft Waltersdorf mbH | Schoenefeld | | Financial Services Institution | 100.0 |
| 527 | Legacy Reinsurance, LLC | Burlington | | Reinsurance Company | 100.0 |
| 528 | Leonardo III Initial GP Limited | London | | Financial Enterprise | 100.0 |
| 529 | Long-Tail Risk Insurers, Ltd. | Hamilton | | Insurance Companies | 100.0 |
| 530 | LWC Nominees Limited | Auckland | | Provider of Supporting Services | 100.0 |
| 531 | MAC Investments Ltd. | George Town | | Financial Enterprise | 100.0 |
| 532 | Maher 1210 Corbin LLC | Wilmington | | Other Enterprise | 100.0 |
| 533 | Maher Chassis Management LLC | Wilmington | | Other Enterprise | 100.0 |
| 534 | Maher Terminals Holdings (Toronto) Limited | Vancouver | | Financial Enterprise | 100.0 |
| 535 | Maher Terminals LLC | Wilmington | | Other Enterprise | 100.0 |
| 536 | Maher Terminals Logistic Systems LLC | Wilmington | | Other Enterprise | 100.0 |
| 537 | Maher Terminals USA, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 538 | Maritime Indemnity Insurance Co. Ltd. | Hamilton | | Insurance Companies | 100.0 |
| 539 | Maxblue Americas Holdings, S.A. | Madrid | | Financial Enterprise | 100.0 |
| 540 | MEF I Manager, S. à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 541 | MEFIS Beteiligungsgesellschaft mbH | Frankfurt | | Financial Enterprise | 62.0 |
| 542 | MHL Reinsurance Ltd. | Burlington | | Insurance Companies | 100.0 |
| 543 | MIT Holdings, Inc. | Baltimore | | Financial Enterprise | 100.0 |
| 544 | Morgan Nominees Limited (in members' voluntary liquidation) | London | | Other Enterprise | 100.0 |
| 545 | Mortgage Trading (UK) Limited (in members' voluntary liquidation) | London | | Financial Enterprise | 100.0 |
| 546 | MortgageIT Securities Corp. | Wilmington | | Provider of Supporting Services | 100.0 |
| 547 | MortgageIT, Inc. | New York | | Credit Institution | 100.0 |
| 548 | MXB U.S.A., Inc. | Wilmington | | Other Enterprise | 100.0 |
| 549 | Navegator - SGFTC, S.A. | Lisbon | | Provider of Supporting Services | 100.0 |
| 550 | NCKR, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 551 | NEPTUNO Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung | Cologne | | Financial Enterprise | 100.0 |
| 552 | Nevada Mezz 1 LLC | Wilmington | | Financial Enterprise | 100.0 |
| 553 | Nevada Parent 1 LLC | Wilmington | | Financial Enterprise | 100.0 |
| 554 | Nordwestdeutscher Wohnungsbauträger Gesellschaft mit beschränkter Haftung | Frankfurt | | Financial Enterprise | 100.0 |
| 555 | norisbank GmbH | Bonn | | Deposit-taking Credit Institution | 100.0 |
| 556 | North American Income Fund PLC | Dublin | | Financial Enterprise | 67.3 |
| 557 | Novelties Distribution LLC | Wilmington | | Other Enterprise | 100.0 |
| 558 | OAM Köln GmbH | Cologne | | Financial Enterprise | 100.0 |
| 559 | OOO "Deutsche Bank TechCentre" | Moscow | | Provider of Supporting Services | 100.0 |
| 560 | OOO "Deutsche Bank" | Moscow | | Deposit-taking Credit Institution | 100.0 |
| 561 | Opal Funds (Ireland) Public Limited Company | Dublin | | Provider of Supporting Services | 100.0 |
| 562 | OPB Verwaltungs- und Beteiligungs-GmbH | Cologne | | Financial Enterprise | 100.0 |
| 563 | OPB Verwaltungs- und Treuhand GmbH | Cologne | | Financial Enterprise | 100.0 |
| 564 | OPB-Holding GmbH | Cologne | | Financial Enterprise | 100.0 |
| 565 | OPB-Nona GmbH | Frankfurt | | Financial Enterprise | 100.0 |
| 566 | OPB-Oktava GmbH | Cologne | | Financial Enterprise | 100.0 |
| 567 | OPB-Quarta GmbH | Cologne | | Financial Enterprise | 100.0 |
| 568 | OPB-Quinta GmbH | Cologne | | Financial Enterprise | 100.0 |
| 569 | OPB-Septima GmbH | Cologne | | Financial Enterprise | 100.0 |
| 570 | Oppenheim Asset Management Services S.à r.l. | Luxembourg | | Fund Management Company | 100.0 |
| 571 | OPPENHEIM Capital Advisory GmbH | Cologne | | Financial Enterprise | 100.0 |
| 572 | Oppenheim Eunomia GmbH | Cologne | | Financial Enterprise | 100.0 |
| 573 | OPPENHEIM Flottenfonds V GmbH & Co. KG | Cologne | | Financial Enterprise | 83.3 |
| 574 | Oppenheim Fonds Trust GmbH | Cologne | | Provider of Supporting Services | 100.0 |
| 575 | OPPENHEIM PRIVATE EQUITY Manager GmbH | Cologne | | Financial Enterprise | 100.0 |
| 576 | OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH | Cologne | | Financial Enterprise | 100.0 |
| 577 | OPS Nominees Pty Limited | Sydney | | Other Enterprise | 100.0 |
| 578 | OVT Trust 1 GmbH | Cologne | | Other Enterprise | 100.0 |
| 579 | OVV Beteiligungs GmbH | Cologne | | Financial Enterprise | 100.0 |
| 580 | PADUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 100.0 |
| 581 | Pan Australian Nominees Pty Ltd | Sydney | | Other Enterprise | 100.0 |
| 582 | PB Factoring GmbH | Bonn | | Financial Services Institution | 100.0 |
| 583 | PB Firmenkunden AG | Bonn | | Provider of Supporting Services | 100.0 |
| 584 | PB International S.A. | Schuttrange | | Financial Enterprise | 100.0 |
| 585 | PB Spezial-Investmentaktiengesellschaft mit Teilgesellschaftsvermögen | Bonn | | Provider of Supporting Services | 98.4 |
| 586 | PBC Banking Services GmbH | Frankfurt | | Financial Enterprise | 100.0 |
| 587 | PBC Services GmbH der Deutschen Bank | Frankfurt | | Provider of Supporting Services | 100.0 |
| 588 | PEIF II SLP Feeder, L.P. | Edinburgh | | Financial Enterprise | 60.0 |
| 589 | Pelleport Investors, Inc. | New York | | Provider of Supporting Services | 100.0 |
| 590 | Pembol Nominees Limited (in members' voluntary liquidation) | London | | Other Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 591 | PHARMA/wHEALTH Management Company S.A. | Luxembourg | | Fund Management Company | 99.9 |
| 592 | Plantation Bay, Inc. | St. Thomas | | Other Enterprise | 100.0 |
| 593 | Polydeuce LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 594 | Postbank Akademie und Service GmbH | Hameln | | Other Enterprise | 100.0 |
| 595 | Postbank Beteiligungen GmbH | Bonn | | Financial Enterprise | 100.0 |
| 596 | Postbank Direkt GmbH | Bonn | | Financial Enterprise | 100.0 |
| 597 | Postbank Filial GmbH | Bonn | | Provider of Supporting Services | 100.0 |
| 598 | Postbank Filialvertrieb AG | Bonn | | Financial Enterprise | 100.0 |
| 599 | Postbank Finanzberatung AG | Hameln | | Other Enterprise | 100.0 |
| 600 | Postbank Immobilien GmbH | Hameln | | Other Enterprise | 100.0 |
| 601 | Postbank Immobilien und Baumanagement GmbH | Bonn | | Financial Enterprise | 100.0 |
| 602 | Postbank Immobilien und Baumanagement GmbH & Co. Objekt Leipzig KG | Bonn | | Provider of Supporting Services | 90.0 |
| 603 | Postbank Leasing GmbH | Bonn | | Financial Services Institution | 100.0 |
| 604 | Postbank Service GmbH | Essen | | Provider of Supporting Services | 100.0 |
| 605 | Postbank Systems AG | Bonn | | Provider of Supporting Services | 100.0 |
| 606 | Primelux Insurance S.A. | Luxembourg | | Insurance Companies | 100.0 |
| 607 | Private Equity Asia Select Company III S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 608 | Private Equity Global Select Company IV S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 609 | Private Equity Global Select Company V S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 610 | Private Equity Select Company S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 611 | Private Financing Initiatives, S.L. | Barcelona | | Financial Enterprise | 51.0 |
| 612 | PS plus Portfolio Software + Consulting GmbH | Roedermark | | Other Enterprise | 80.2 |
| 613 | PT Deutsche Securities Indonesia | Jakarta | | Securities Trading Bank | 99.0 |
| 614 | PT. Deutsche Verdhana Indonesia | Jakarta | 1 | Securities Trading Firm | 40.0 |
| 615 | Public joint-stock company "Deutsche Bank DBU" | Kiev | | Deposit-taking Credit Institution | 100.0 |
| 616 | Pyramid Ventures, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 617 | R.B.M. Nominees Pty Ltd | Sydney | | Other Enterprise | 100.0 |
| 618 | Real Estate Secondary Opportunities Fund, LP | London | | Financial Enterprise | 100.0 |
| 619 | Regula Limited | Road Town | | Other Enterprise | 100.0 |
| 620 | RoPro U.S. Holding, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 621 | Route 28 Receivables, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 622 | Royster Fund Management S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 623 | RREEF America L.L.C. | Wilmington | | Financial Enterprise | 100.0 |
| 624 | RREEF China REIT Management Limited | Hong Kong | | Other Enterprise | 100.0 |
| 625 | RREEF European Value Added I (G.P.) Limited | London | | Financial Enterprise | 100.0 |
| 626 | RREEF India Advisors Private Limited | Mumbai | | Other Enterprise | 100.0 |
| 627 | RREEF Investment GmbH | Frankfurt | | Fund Management Company | 99.9 |
| 628 | RREEF Management GmbH | Frankfurt | | Financial Enterprise | 100.0 |
| 629 | RREEF Management L.L.C. | Wilmington | | Other Enterprise | 100.0 |
| 630 | RREEF Spezial Invest GmbH | Frankfurt | | Fund Management Company | 100.0 |
| 631 | RTS Nominees Pty Limited | Sydney | | Provider of Supporting Services | 100.0 |
| 632 | SAB Real Estate Verwaltungs GmbH | Hameln | | Financial Enterprise | 100.0 |
| 633 | Sagamore Limited | London | | Financial Enterprise | 100.0 |
| 634 | SAGITA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 100.0 |
| 635 | Sajima Godo Kaisha | Tokyo | 1 | Financial Enterprise | 0.0 |
| 636 | Sal. Oppenheim Alternative Investments GmbH | Cologne | | Financial Enterprise | 100.0 |
| 637 | Sal. Oppenheim Global Invest GmbH | Cologne | | Provider of Supporting Services | 100.0 |
| 638 | Sal. Oppenheim jr. & Cie. AG & Co. Kommanditgesellschaft auf Aktien | Cologne | | Deposit-taking Credit Institution | 100.0 |
| 639 | Sal. Oppenheim jr. & Cie. Beteiligungs GmbH | Cologne | | Financial Enterprise | 100.0 |
| 640 | Sal. Oppenheim jr. & Cie. Komplementär AG | Cologne | | Financial Enterprise | 100.0 |
| 641 | Sal. Oppenheim jr. & Cie. Luxembourg S.A. | Luxembourg | | Deposit-taking Credit Institution | 100.0 |
| 642 | SALOMON OPPENHEIM GmbH i.L. | Cologne | | Financial Enterprise | 100.0 |
| 643 | SAPIO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 100.0 |
| 644 | Service Company Five Limited | Hong Kong | | Financial Enterprise | 100.0 |
| 645 | Service Company Four Limited | Hong Kong | | Other Enterprise | 100.0 |
| 646 | Sharps SP I LLC | Wilmington | | Financial Enterprise | 100.0 |
| 647 | Sherwood Properties Corp. | Wilmington | | Credit Institution | 100.0 |
| 648 | Structured Finance Americas, LLC | Wilmington | | Securities Trading Firm | 100.0 |
| 649 | Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung | Frankfurt | | Financial Enterprise | 100.0 |
| 650 | Telefon-Servicegesellschaft der Deutschen Bank mbH | Frankfurt | | Provider of Supporting Services | 100.0 |
| 651 | TELO Beteiligungsgesellschaft mbH | Schoenefeld | | Financial Enterprise | 100.0 |
| 652 | Tempurrite Leasing Limited | London | | Financial Enterprise | 100.0 |
| 653 | Thai Asset Enforcement and Recovery Asset Management Company Limited | Bangkok | | Financial Enterprise | 100.0 |
| 654 | TOKOS GmbH | Luetzen-Gostau | | Financial Enterprise | 100.0 |
| 655 | Treuinvest Service GmbH | Frankfurt | | Other Enterprise | 100.0 |
| 656 | Trevona Limited | Road Town | | Other Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Footnote | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 657 | Triplereason Limited | London | | Financial Enterprise | 100.0 |
| 658 | Urbistar Settlement Services, LLC | Harrisburg | | Provider of Supporting Services | 100.0 |
| 659 | VCG Venture Capital Fonds III Verwaltungs GmbH | Munich | | Financial Enterprise | 100.0 |
| 660 | VCG Venture Capital Gesellschaft mbH | Munich | | Financial Enterprise | 100.0 |
| 661 | VCM MIP III GmbH & Co. KG | Cologne | | Financial Enterprise | 61.0 |
| 662 | VCM Treuhand Beteiligungsverwaltung GmbH | Cologne | | Financial Enterprise | 100.0 |
| 663 | VCP Treuhand Beteiligungsgesellschaft mbH | Cologne | | Financial Enterprise | 100.0 |
| 664 | VCP Verwaltungsgesellschaft mbH | Cologne | | Financial Enterprise | 100.0 |
| 665 | Vertriebsgesellschaft mbH der Deutschen Bank Privat- und Geschäftskunden | Berlin | | Provider of Supporting Services | 100.0 |
| 666 | Vesta Real Estate S.r.l. | Milan | | Provider of Supporting Services | 100.0 |
| 667 | VI Resort Holdings, Inc. | New York | 1 | Other Enterprise | 0.0 |
| 668 | VÖB-ZVD Processing GmbH | Frankfurt | | Payment Institution | 100.0 |
| 669 | Wealthspur Investment Company Limited | Labuan | | Financial Enterprise | 100.0 |
| 670 | WEPLA Beteiligungsgesellschaft mbH | Frankfurt | | Financial Enterprise | 100.0 |
| 671 | Whale Holdings S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 672 | 5000 Yonge Street Toronto Inc. | Toronto | | Financial Enterprise | 100.0 |

## Consolidated Structured Entities

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 673 | Aberdeen Capital Trust | London | | Other Enterprise | 100.0 |
| 674 | AFS Platform ICAV | Dublin | | Other Enterprise | 0.0 |
| 675 | Amber Investments S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 676 | Aqueduct Capital S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 677 | Argentina Capital Protected Investments Limited | George Town | 3 | Other Enterprise | |
| 678 | Aspen Funding LLC | Wilmington | | Financial Enterprise | |
| 679 | Asset Repackaging Trust Five B.V. | Amsterdam | 3 | Financial Enterprise | |
| 680 | Asset Repackaging Trust Six B.V. | Amsterdam | 3 | Financial Enterprise | |
| 681 | Atena SPV S.r.l | Conegliano | | Financial Enterprise | 60.0 |
| 682 | Atlas Investment Company 1 S.à r.l. | Luxembourg | | Financial Enterprise | |
| 683 | Atlas Investment Company 2 S.à r.l. | Luxembourg | | Financial Enterprise | |
| 684 | Atlas Investment Company 3 S.à r.l. | Luxembourg | | Financial Enterprise | |
| 685 | Atlas Investment Company 4 S.à r.l. | Luxembourg | | Financial Enterprise | |
| 686 | Atlas Portfolio Select SPC | George Town | | Financial Enterprise | 0.0 |
| 687 | Atlas SICAV - FIS | Luxembourg | 3 | Other Enterprise | |
| 688 | Axia Insurance, Ltd. | Hamilton | 3 | Reinsurance Company | |
| 689 | Axiom Shelter Island LLC | San Diego | | Provider of Supporting Services | 100.0 |
| 690 | Azurix AGOSBA S.R.L. | Buenos Aires | | Financial Enterprise | 100.0 |
| 691 | Azurix Argentina Holding, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 692 | Azurix Buenos Aires S.A. (en liquidacion) | Buenos Aires | | Provider of Supporting Services | 100.0 |
| 693 | Azurix Cono Sur, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 694 | Azurix Corp. | Wilmington | | Financial Enterprise | 100.0 |
| 695 | Azurix Latin America, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 696 | Baltics Credit Solutions Latvia SIA | Riga | | Financial Enterprise | |
| 697 | Block 1949, LLC | Wilmington | 1 | Provider of Supporting Services | 0.0 |
| 698 | Bridge No.1 Pty Limited | Sydney | | Other Enterprise | |
| 699 | Bürohaus Hauptstraße Gewerbeimmobilien Limited & Co. KG | Frankfurt | | Other Enterprise | |
| 700 | Büropark Heimstetten Vermögensverwaltungs Limited & Co. KG | Frankfurt | | Other Enterprise | |
| 701 | Castlebay Asia Flexible Fund SICAV-FIS - Taiwan Bond Fund | Luxembourg | | Other Enterprise | |
| 702 | Cathay Capital (Labuan) Company Limited | Labuan | | Other Enterprise | |
| 703 | Cathay Capital Company Limited | Port Louis | | Financial Enterprise | 9.5 |
| 704 | Cathay Strategic Investment Company Limited | Hong Kong | | Financial Enterprise | |
| 705 | Cathay Strategic Investment Company No. 2 Limited | George Town | | Financial Enterprise | |
| 706 | Cayman Reference Fund Holdings Limited | George Town | | Provider of Supporting Services | |
| 707 | Charitable Luxembourg Four S.à r.l. | Luxembourg | | Financial Enterprise | |
| 708 | Charitable Luxembourg Three S.à r.l. | Luxembourg | | Financial Enterprise | |
| 709 | Charitable Luxembourg Two S.à r.l. | Luxembourg | | Financial Enterprise | |
| 710 | Charlton (Delaware), Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 711 | China Recovery Fund LLC | Wilmington | | Financial Enterprise | 85.0 |
| 712 | CITAN Beteiligungsgesellschaft mbH | Frankfurt | | Financial Enterprise | 100.0 |
| 713 | CLASS Limited | St. Helier | 3 | Other Enterprise | |
| 714 | Collins Capital Low Volatility Performance II Special Investments, Ltd. | Road Town | | Financial Enterprise | |
| 715 | Concept Fund Solutions Public Limited Company | Dublin | 3 | Other Enterprise | 1.9 |
| 716 | COUNTS Trust Series 2007 - 3 | Newark | 3 | Provider of Supporting Services | |
| 717 | Crofton Invest, S.L. | Madrid | | Other Enterprise | |
| 718 | Danube Properties S.à r.l., en faillite | Luxembourg | | Other Enterprise | 25.0 |
| 719 | Dariconic Limited | Dublin | | Financial Enterprise | |
| 720 | Dawn-BV II LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 721 | Dawn-BV LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 722 | Dawn-BV-Helios LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 723 | Dawn-G II LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 724 | Dawn-G LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 725 | Dawn-G-Helios LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 726 | DB (Barbados) SRL | Christ Church | | Provider of Supporting Services | 100.0 |
| 727 | DB Aircraft Leasing Master Trust | Wilmington | 1 | Financial Enterprise | 0.0 |
| 728 | DB Alternative Strategies Limited | George Town | | Securities Trading Firm | 100.0 |
| 729 | DB Apex (Luxembourg) S.à r.l. | Luxembourg | | Financial Enterprise | 100.0 |
| 730 | DB Apex Finance Limited | Floriana | | Financial Enterprise | 100.0 |
| 731 | DB Apex Management Capital S.C.S. | Luxembourg | | Credit Institution | 100.0 |
| 732 | DB Apex Management Income S.C.S. | Luxembourg | | Credit Institution | 100.0 |
| 733 | DB Apex Management Limited | George Town | | Financial Enterprise | 100.0 |
| 734 | DB Asia Pacific Holdings Limited | George Town | | Financial Enterprise | 100.0 |
| 735 | DB Aster II, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 736 | DB Aster III, LLC | Wilmington | | Provider of Supporting Services | 100.0 |

| Serial No. | Name of company | Domicile of company | Footnote | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 737 | DB Aster, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 738 | DB Aster, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 739 | DB Avila Ltd. | George Town | | Provider of Supporting Services | 100.0 |
| 740 | DB Capital Investments Sàrl | Luxembourg | | Credit Institution | 100.0 |
| 741 | DB Chambers Limited | George Town | | Provider of Supporting Services | 100.0 |
| 742 | DB Clyde, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 743 | DB Covered Bond S.r.l. | Conegliano | | Financial Enterprise | 90.0 |
| 744 | DB Credit Investments S.à r.l. | Luxembourg | | Provider of Supporting Services | 100.0 |
| 745 | DB Dawn, Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 746 | DB Elara LLC | Wilmington | | Financial Enterprise | 100.0 |
| 747 | DB ESC Corporation | Wilmington | | Provider of Supporting Services | 100.0 |
| 748 | db ETC plc | St. Helier | 3 | Provider of Supporting Services | |
| 749 | DB Finance International GmbH | Eschborn | | Financial Enterprise | 100.0 |
| 750 | DB Ganymede 2006 L.P. | George Town | | Credit Institution | 100.0 |
| 751 | DB Global Markets Multi-Strategy Fund I Ltd. | George Town | | Financial Enterprise | 100.0 |
| 752 | DB Global Masters Multi-Strategy Trust | George Town | | Financial Enterprise | 100.0 |
| 753 | DB Global Masters Trust | George Town | 3 | Securities Trading Firm | |
| 754 | DB Green Holdings Corp. | Wilmington | | Financial Enterprise | 100.0 |
| 755 | DB Green, Inc. | New York | | Credit Institution | 100.0 |
| 756 | DB Hawks Nest, Inc. | Wilmington | | Credit Institution | 100.0 |
| 757 | DB Hypernova LLC | Wilmington | | Credit Institution | 100.0 |
| 758 | DB Immobilienfonds 1 Wieland KG | Frankfurt | | Other Enterprise | |
| 759 | DB Immobilienfonds 2 GmbH & Co. KG | Frankfurt | | Financial Enterprise | 74.0 |
| 760 | DB Immobilienfonds 4 GmbH & Co. KG | Frankfurt | | Other Enterprise | 0.2 |
| 761 | DB Immobilienfonds 5 Wieland KG | Frankfurt | | Other Enterprise | |
| 762 | DB Impact Investment (GP) Limited | London | | Financial Enterprise | 100.0 |
| 763 | DB Infrastructure Holdings (UK) No.1 Limited | London | | Financial Enterprise | 100.0 |
| 764 | DB Investment Resources (US) Corporation | Wilmington | | Financial Enterprise | 100.0 |
| 765 | DB Investment Resources Holdings Corp. | Wilmington | | Financial Enterprise | 100.0 |
| 766 | DB Io LP | Wilmington | | Financial Enterprise | 100.0 |
| 767 | DB Jasmine Holdings Limited (in members' voluntary liquidation) | London | | Provider of Supporting Services | 100.0 |
| 768 | DB Like-Kind Exchange Services Corp. | Wilmington | | Other Enterprise | 100.0 |
| 769 | DB Litigation Fee LLC | Wilmington | | Financial Enterprise | 100.0 |
| 770 | DB Master Fundo de Investimento em Direitos Creditórios Não-Padronizados de Precatórios Federais | Rio de Janeiro | | Financial Enterprise | 29.5 |
| 771 | DB Munico Ltd. | George Town | | Provider of Supporting Services | 100.0 |
| 772 | DB Platinum | Luxembourg | 3 | Other Enterprise | 2.0 |
| 773 | DB Platinum II | Luxembourg | 3 | Other Enterprise | 3.6 |
| 774 | DB Platinum IV | Luxembourg | 3 | Other Enterprise | 2.3 |
| 775 | DB Prevision 12, FP | Barcelona | | Financial Enterprise | |
| 776 | DB PWM - Active Asset Allocation Growth II | Luxembourg | | Provider of Supporting Services | 100.0 |
| 777 | DB PWM II - LiquidAlts UCITS (Euro) | Luxembourg | | Other Enterprise | 69.5 |
| 778 | DB RC Holdings, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 779 | DB Real Estate Canadainvest 1 Inc. | Toronto | | Financial Enterprise | 100.0 |
| 780 | DB Safe Harbour Investment Projects Limited | London | | Financial Enterprise | 100.0 |
| 781 | DB STG Lux 10 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 782 | DB STG Lux 11 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 783 | DB STG Lux 12 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 784 | DB STG Lux 6 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 785 | DB STG Lux 7 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 786 | DB STG Lux 8 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 787 | DB STG Lux 9 S.à r.l. | Luxembourg | | Other Enterprise | 100.0 |
| 788 | DB Sylvester Funding Limited | George Town | | Credit Institution | 100.0 |
| 789 | db x-trackers | Luxembourg | 3 | Other Enterprise | 1.0 |
| 790 | db x-trackers II | Luxembourg | 3 | Other Enterprise | 2.8 |
| 791 | dbInvestor Solutions Public Limited Company | Dublin | 3 | Financial Enterprise | |
| 792 | DBRMS4 | George Town | | Financial Enterprise | 100.0 |
| 793 | DBX ETF Trust | Wilmington | 3 | Other Enterprise | |
| 794 | De Heng Asset Management Company Limited | Beijing | | Financial Enterprise | |
| 795 | DeAM Capital Protect 2014 | Frankfurt | | Other Enterprise | |
| 796 | DeAM Capital Protect 2019 | Frankfurt | | Other Enterprise | |
| 797 | DeAM Capital Protect 2024 | Frankfurt | | Other Enterprise | |
| 798 | DeAM Capital Protect 2029 | Frankfurt | | Other Enterprise | |
| 799 | DeAM Capital Protect 2034 | Frankfurt | | Other Enterprise | |
| 800 | DeAM Capital Protect 2039 | Frankfurt | | Other Enterprise | |
| 801 | DeAM Capital Protect 2044 | Frankfurt | | Other Enterprise | |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 802 | DeAM Capital Protect 2049 | Frankfurt | | Other Enterprise | |
| 803 | Deco 17 - Pan Europe 7 Limited | Dublin | | Financial Enterprise | |
| 804 | Deutsche Bank Best Allocation - Protect 80 | Luxembourg | | Other Enterprise | |
| 805 | Deutsche Bank Capital Finance LLC I | Wilmington | | Credit Institution | 100.0 |
| 806 | Deutsche Bank Capital Finance Trust I | Wilmington | 1 | Financial Enterprise | 0.0 |
| 807 | Deutsche Bank Capital Funding LLC VII | Wilmington | | Credit Institution | 100.0 |
| 808 | Deutsche Bank Capital Funding Trust VII | Wilmington | 1 | Financial Enterprise | 0.0 |
| 809 | Deutsche Bank Capital LLC I | Wilmington | | Credit Institution | 100.0 |
| 810 | Deutsche Bank Capital LLC IV | Wilmington | | Credit Institution | 100.0 |
| 811 | Deutsche Bank Capital Trust I | Wilmington | 1 | Financial Enterprise | 0.0 |
| 812 | Deutsche Bank Capital Trust IV | Wilmington | 1 | Financial Enterprise | 0.0 |
| 813 | Deutsche Bank Contingent Capital LLC II | Wilmington | | Credit Institution | 100.0 |
| 814 | Deutsche Bank Contingent Capital LLC III | Wilmington | | Credit Institution | 100.0 |
| 815 | Deutsche Bank Contingent Capital LLC IV | Wilmington | | Credit Institution | 100.0 |
| 816 | Deutsche Bank Contingent Capital LLC V | Wilmington | | Credit Institution | 100.0 |
| 817 | Deutsche Bank Contingent Capital Trust II | Wilmington | 1 | Financial Enterprise | 0.0 |
| 818 | Deutsche Bank Contingent Capital Trust III | Wilmington | 1 | Financial Enterprise | 0.0 |
| 819 | Deutsche Bank Contingent Capital Trust IV | Wilmington | 1 | Financial Enterprise | 0.0 |
| 820 | Deutsche Bank Contingent Capital Trust V | Wilmington | 1 | Financial Enterprise | 0.0 |
| 821 | Deutsche Bank LIFERs Trust | Wilmington | 3 | Provider of Supporting Services | 100.0 |
| 822 | Deutsche Bank Luxembourg S.A. - Fiduciary Deposits | Luxembourg | 3 | Other Enterprise | |
| 823 | Deutsche Bank Luxembourg S.A. - Fiduciary Note Programme | Luxembourg | 3 | Other Enterprise | |
| 824 | Deutsche Bank SPEARs/LIFERs Trust | Wilmington | 3 | Provider of Supporting Services | 43.5 |
| 825 | Deutsche Bank SPEARs/LIFERs Trust (DB Series 100) | Wilmington | 4 | Provider of Supporting Services | |
| 826 | Deutsche Colombia S.A.S. | Bogotá | | Securities Trading Firm | 100.0 |
| 827 | Deutsche GUO Mao Investments (Netherlands) B.V. | Amsterdam | | Financial Enterprise | 100.0 |
| 828 | Deutsche Income Trust - Deutsche Limited Maturity Quality Income Fund | Boston | | Other Enterprise | 100.0 |
| 829 | Deutsche Income Trust - Deutsche Ultra-Short Investment Grade Fund | Boston | | Other Enterprise | 100.0 |
| 830 | Deutsche Institutional Money plus | Luxembourg | | Other Enterprise | |
| 831 | Deutsche Institutional USD Money plus | Luxembourg | | Other Enterprise | |
| 832 | Deutsche International Fund, Inc. - Deutsche Emerging Markets Frontier Fund | Baltimore | | Other Enterprise | 100.0 |
| 833 | Deutsche Investment Trust - Deutsche CROCI U.S. Fund | Boston | | Other Enterprise | 100.0 |
| 834 | Deutsche Leasing New York Corp. | New York | | Financial Enterprise | 100.0 |
| 835 | Deutsche Postbank Funding LLC I | Wilmington | | Credit Institution | 100.0 |
| 836 | Deutsche Postbank Funding LLC II | Wilmington | | Credit Institution | 100.0 |
| 837 | Deutsche Postbank Funding LLC III | Wilmington | | Credit Institution | 100.0 |
| 838 | Deutsche Postbank Funding LLC IV | Wilmington | | Credit Institution | 100.0 |
| 839 | Deutsche Postbank Funding Trust I | Wilmington | 1 | Financial Enterprise | 0.0 |
| 840 | Deutsche Postbank Funding Trust II | Wilmington | 1 | Financial Enterprise | 0.0 |
| 841 | Deutsche Postbank Funding Trust III | Wilmington | 1 | Financial Enterprise | 0.0 |
| 842 | Deutsche Postbank Funding Trust IV | Wilmington | 1 | Financial Enterprise | 0.0 |
| 843 | Deutsche Securities Trust - Deutsche MLP & Energy Infrastructure Fund | Boston | | Other Enterprise | 100.0 |
| 844 | Deutsche Services Polska Sp. z o.o. | Warsaw | | Provider of Supporting Services | 100.0 |
| 845 | Deutsche Strategic Equity Long/Short Fund | Boston | | Other Enterprise | 52.9 |
| 846 | DJ Williston Swaps LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 847 | Drehscheibe Bochum GmbH & Co. KG | Frankfurt | | Other Enterprise | 100.0 |
| 848 | Dusk II, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 849 | Dusk LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 850 | DWS (CH) - Pension Garant 2017 | Zurich | | Other Enterprise | |
| 851 | DWS China A-Fund | Luxembourg | 3 | Other Enterprise | 100.0 |
| 852 | DWS Dividende Garant 2016 | Luxembourg | | Financial Enterprise | |
| 853 | DWS Garant 80 ETF-Portfolio | Luxembourg | | Other Enterprise | 88.7 |
| 854 | DWS Garant 80 FPI | Luxembourg | | Financial Enterprise | |
| 855 | DWS Garant Top Dividende 2018 | Luxembourg | | Other Enterprise | |
| 856 | DWS Megatrend Performance 2016 | Luxembourg | | Financial Enterprise | |
| 857 | DWS Performance Rainbow 2015 | Luxembourg | | Financial Enterprise | |
| 858 | DWS Zeitwert Protect | Luxembourg | | Financial Enterprise | |
| 859 | Earls Eight Limited | George Town | 3 | Other Enterprise | |
| 860 | Earls Four Limited | George Town | 3 | Other Enterprise | |
| 861 | EARLS Trading Limited | George Town | | Financial Enterprise | |
| 862 | 1221 East Denny Owner, LLC | Wilmington | | Other Enterprise | |
| 863 | ECT Holdings Corp. | Wilmington | | Credit Institution | 100.0 |
| 864 | Einkaufszentrum "HVD Dresden" S.à.r.l & Co. KG | Cologne | | Other Enterprise | |
| 865 | Elries Three Limited | Dublin | 3 | Financial Enterprise | |
| 866 | Elries Two Limited | Dublin | 3 | Financial Enterprise | |
| 867 | Elmo Funding GmbH | Eschborn | | Financial Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 868 | Elmo Leasing Vierzehnte GmbH | Eschborn | | Provider of Supporting Services | 100.0 |
| 869 | Emerald Asset Repackaging Limited | Dublin | | Provider of Supporting Services | 100.0 |
| 870 | Emerging Markets Capital Protected Investments Limited | George Town | 3 | Other Enterprise | |
| 871 | Emeris | George Town | | Securities Trading Firm | |
| 872 | Epicuro SPV S.r.l. | Conegliano | | Financial Enterprise | |
| 873 | Equinox Credit Funding Public Limited Company | Dublin | 3 | Financial Enterprise | |
| 874 | Erste Frankfurter Hoist GmbH | Eschborn | | Financial Enterprise | 100.0 |
| 875 | Eurohome (Italy) Mortgages S.r.l. | Conegliano | | Financial Enterprise | |
| 876 | Feale Sp. z o.o. | Wolica | | Other Enterprise | |
| 877 | Finaqua Limited | London | | Financial Enterprise | |
| 878 | Fondo Privado de Titulización PYMES I Limited | Dublin | | Financial Enterprise | |
| 879 | Fortis Flexi IV - Bond Medium Term RMB | Luxembourg | | Financial Services Institution | 100.0 |
| 880 | FRANKFURT CONSULT GmbH | Frankfurt | | Financial Enterprise | 100.0 |
| 881 | Fullgoal China Access RQFII Fund SPC - Fullgoal RQFII Bond Sub-Fund | George Town | | Other Enterprise | |
| 882 | Fundo de Investimento em Direitos Creditórios Global Markets | Rio de Janeiro | | Financial Enterprise | 100.0 |
| 883 | Fundo de Investimento em Direitos Creditórios Não-Padronizados - Precatório Federal 4870-1 | Rio de Janeiro | | Financial Enterprise | 100.0 |
| 884 | Fundo de Investimento em Direitos Creditórios Não-Padronizados - Precatórios Federais DB I | Rio de Janeiro | | Financial Enterprise | 100.0 |
| 885 | Fundo de Investimento em Quotas de Fundos de Investimento em Direitos Creditórios Não-Padronizados Global Markets | Rio de Janeiro | | Financial Enterprise | 100.0 |
| 886 | GAC-HEL II, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 887 | GAC-HEL, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 888 | Gemini Securitization Corp., LLC | Wilmington | | Financial Enterprise | |
| 889 | GGGolf, LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 890 | Gladyr Spain, S.L. | Madrid | | Financial Enterprise | |
| 891 | Global Markets Fundo de Investimento Multimercado | Rio de Janeiro | | Financial Enterprise | 100.0 |
| 892 | Global Markets III Fundo de Investimento Multimercado - Crédito Privado e Investimento No Exterior | Rio de Janeiro | | Financial Enterprise | 100.0 |
| 893 | Global Opportunities Co-Investment Feeder, LLC | Wilmington | | Financial Enterprise | |
| 894 | Global Opportunities Co-Investment, LLC | Wilmington | | Financial Enterprise | |
| 895 | Grundstücksverwaltung Martin-Behaim-Strasse Gewerbeimmobilien Limited & Co. KG | Frankfurt | | Other Enterprise | |
| 896 | GSAM ALPS Fund EUR | George Town | | Securities Trading Firm | |
| 897 | GSAM ALPS Fund USD | George Town | | Securities Trading Firm | |
| 898 | GWC-GAC Corp. | Wilmington | | Provider of Supporting Services | 100.0 |
| 899 | HAH Limited (in members' voluntary liquidation) | London | | Financial Enterprise | 100.0 |
| 900 | Hamildak Limited | Dublin | | Financial Enterprise | |
| 901 | Harbour Finance Limited | Dublin | | Credit Institution | |
| 902 | Harvest Select Funds - Harvest China Fixed Income Fund I | Hong Kong | | Other Enterprise | |
| 903 | Harvest Select Funds - Harvest China Fixed Income Fund II | Hong Kong | | Other Enterprise | |
| 904 | Hawser Trust | Santa Ana | 3 | Provider of Supporting Services | |
| 905 | Hotel Majestic LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 906 | Iberia Inversiones II Limited | Dublin | | Financial Enterprise | |
| 907 | Iberia Inversiones Limited | Dublin | | Financial Enterprise | |
| 908 | India Debt Opportunities Fund | Mumbai | | Provider of Supporting Services | |
| 909 | Infrastructure Holdings (Cayman) SPC | George Town | | Financial Enterprise | |
| 910 | Inn Properties S.à r.l., en faillite | Luxembourg | | Other Enterprise | 25.0 |
| 911 | Investor Solutions Limited | St. Helier | 3 | Other Enterprise | |
| 912 | Isar Properties S.à r.l., en faillite | Luxembourg | | Other Enterprise | 25.0 |
| 913 | ITAPEVA II Multicarteira FIDC Não-Padronizado | Sao Paulo | | Financial Enterprise | 100.0 |
| 914 | ITAPEVA Multicarteira Fundo de Investimento em Direitos Creditórios Não-Padronizado | Sao Paulo | | Financial Enterprise | 100.0 |
| 915 | IVAF (Jersey) Limited | St. Helier | | Provider of Supporting Services | |
| 916 | JB Hotel Private Placement Real Estate Trust No. 1 | Seoul | | Other Enterprise | 100.0 |
| 917 | Jovian Limited | Douglas | | Other Enterprise | |
| 918 | Kelsey Street LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 919 | Kingfisher Canada Holdings LLC | Wilmington | | Financial Enterprise | 100.0 |
| 920 | Kingfisher Holdings LLC | Wilmington | | Financial Enterprise | 100.0 |
| 921 | KOMPASS 3 Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 922 | KOMPASS 3 Erste Beteiligungsgesellschaft mbH & Co. Euro KG | Duesseldorf | | Provider of Supporting Services | 96.1 |
| 923 | KOMPASS 3 Zweite Beteiligungsgesellschaft mbH & Co. USD KG | Duesseldorf | | Provider of Supporting Services | 97.0 |
| 924 | La Fayette Dedicated Basket Ltd. | Road Town | | Securities Trading Firm | |
| 925 | Lagoon Finance Limited | Dublin | 3 | Financial Enterprise | |
| 926 | Latin America Recovery Fund LLC | Wilmington | | Financial Enterprise | 100.0 |
| 927 | Lemontree Investments GmbH & Co. KG | Berlin | | Financial Enterprise | |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 928 | Leo Consumo 1 S.r.l. | Conegliano | | Financial Enterprise | |
| 929 | Leo Consumo 2 S.r.l. | Conegliano | | Financial Enterprise | 70.0 |
| 930 | 87 Leonard Development LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 931 | Leonardo Charitable 1 LLC | Wilmington | | Provider of Supporting Services | 9.9 |
| 932 | Leonardo Secondary Opportunities Fund III (GP) Limited | George Town | | Financial Enterprise | |
| 933 | Leonardo Secondary Opportunities Fund III (Limited Partner) Limited | George Town | | Financial Enterprise | |
| 934 | Life Mortgage S.r.l. | Rome | | Financial Enterprise | |
| 935 | Macondo Spain, Sociedad Limitada | Madrid | | Other Enterprise | 100.0 |
| 936 | Manta Acquisition LLC | Wilmington | | Financial Enterprise | 100.0 |
| 937 | Manta Group LLC | Wilmington | | Financial Enterprise | 100.0 |
| 938 | Mars Investment Trust II | New York | | Financial Enterprise | 100.0 |
| 939 | Mars Investment Trust III | New York | | Financial Enterprise | 100.0 |
| 940 | Master Aggregation Trust | Wilmington | | Other Enterprise | |
| 941 | Maxima Alpha Bomaral Limited (in liquidation) | St. Helier | | Securities Trading Firm | |
| 942 | Merlin I | George Town | | Securities Trading Firm | |
| 943 | Merlin II | George Town | | Securities Trading Firm | |
| 944 | Merlin XI | George Town | | Securities Trading Firm | |
| 945 | Meseta Inversiones Designated Activity Company | Dublin | | Financial Enterprise | |
| 946 | Mexico Capital Protected Investments Limited | George Town | 3 | Other Enterprise | |
| 947 | MH Germany Property III S.à r.l. | Luxembourg | | Other Enterprise | |
| 948 | MH Germany Property V S.à r.l. | Luxembourg | | Other Enterprise | |
| 949 | Mickleham Limited | Dublin | | Provider of Supporting Services | |
| 950 | Micro-E Finance S.r.l. | Rome | | Financial Enterprise | |
| 951 | Mira GmbH & Co. KG | Frankfurt | | Provider of Supporting Services | 100.0 |
| 952 | Montage Funding LLC | Dover | | Financial Enterprise | |
| 953 | Monterey Funding LLC | Dover | | Financial Enterprise | |
| 954 | Moon Leasing Limited | London | | Financial Enterprise | 100.0 |
| 955 | Motion Picture Productions One GmbH & Co. KG | Frankfurt | | Financial Enterprise | 100.0 |
| 956 | MPP Beteiligungsgesellschaft mbH | Frankfurt | | Financial Enterprise | 100.0 |
| 957 | NCW Holding Inc. | Vancouver | | Financial Enterprise | 100.0 |
| 958 | New 87 Leonard, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 959 | Newport Funding LLC | Wilmington | | Financial Enterprise | |
| 960 | Nineco Leasing Limited | London | | Financial Enterprise | 100.0 |
| 961 | North Las Vegas Property LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 962 | Oasis Securitisation S.r.l. | Conegliano | 1 | Financial Enterprise | 0.0 |
| 963 | Oder Properties S.à r.l., en faillite | Luxembourg | | Other Enterprise | 25.0 |
| 964 | Odin Mortgages Limited | London | | Financial Enterprise | |
| 965 | Oona Solutions, Fonds Commun de Placement | Luxembourg | 3 | Other Enterprise | |
| 966 | OPAL, en liquidation volontaire | Luxembourg | 3 | Other Enterprise | |
| 967 | Operadora de Buenos Aires S.R.L. | Buenos Aires | | Financial Enterprise | 100.0 |
| 968 | Opus Niestandaryzowany Sekurytyzacyjny Fundusz Inwestycyjny Zamknięty | Warsaw | | Financial Enterprise | |
| 969 | Oran Limited | George Town | | Financial Enterprise | |
| 970 | Orchid Pubs & Restaurants Limited (in Administration) | London | | Other Enterprise | |
| 971 | Ossiam Lux - Ossiam Japan Minimum Variance NR UCITS ETF | Luxembourg | | Other Enterprise | 100.0 |
| 972 | OTTAM Mexican Capital Trust Limited | Dublin | 3 | Financial Enterprise | |
| 973 | Palladium Securities 1 S.A. | Luxembourg | 3 | Financial Enterprise | |
| 974 | PanAsia Funds Investments Ltd. | George Town | 3 | Financial Enterprise | |
| 975 | PARTS Funding, LLC | Wilmington | | Financial Enterprise | 100.0 |
| 976 | PARTS Student Loan Trust 2007-CT1 | Wilmington | | Financial Enterprise | 100.0 |
| 977 | PARTS Student Loan Trust 2007-CT2 | Wilmington | | Financial Enterprise | 100.0 |
| 978 | PD Germany Funding Company II, Ltd. | George Town | | Financial Enterprise | |
| 979 | PD Germany Funding Company IV, Ltd. | George Town | | Financial Enterprise | |
| 980 | PD Germany Funding Company V, Ltd. | George Town | | Financial Enterprise | |
| 981 | Peruda Leasing Limited | London | | Financial Enterprise | 100.0 |
| 982 | Perus 1 S.à r.l. | Luxembourg | | Financial Enterprise | |
| 983 | Philippine Opportunities for Growth and Income (SPV-AMC), INC. | Manila | | Financial Services Institution | 95.0 |
| 984 | PIMCO PARS I - Poste Vite | George Town | | Other Enterprise | |
| 985 | PIMCO PARS V - Poste Vite | George Town | | Other Enterprise | |
| 986 | Port Elizabeth Holdings LLC | Wilmington | | Financial Enterprise | 100.0 |
| 987 | Private Markets ICAV | Dublin | | Other Enterprise | |
| 988 | Pyxis Nautica S.A. | Luxembourg | | Provider of Supporting Services | |
| 989 | Quantum 13 LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 990 | Quartz No. 1 S.A. | Luxembourg | 1 | Financial Enterprise | 0.0 |
| 991 | Reference Capital Investments Limited | London | | Credit Institution | 100.0 |
| 992 | Regal Limited | George Town | 3 | Other Enterprise | |
| 993 | REO Properties Corporation | Wilmington | | Provider of Supporting Services | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 994 | REO Properties Corporation II | Wilmington | 1 | Provider of Supporting Services | 0.0 |
| 995 | Residential Mortgage Funding Trust | Toronto | | Financial Enterprise | |
| 996 | Rhein - Main Securitisation Limited | St. Helier | | Financial Enterprise | |
| 997 | Rheingold Securitisation Limited | St. Helier | | Financial Enterprise | |
| 998 | Rhine Properties S.à r.l., en faillite | Luxembourg | | Other Enterprise | 25.0 |
| 999 | Riverside Funding LLC | Dover | | Financial Enterprise | |
| 1000 | RM Ayr Limited (in liquidation) | Dublin | | Financial Enterprise | |
| 1001 | RM Chestnut Limited (in liquidation) | Dublin | | Financial Enterprise | |
| 1002 | RM Fife Limited | Dublin | | Financial Enterprise | |
| 1003 | RM Multi-Asset Limited (in liquidation) | Dublin | | Financial Enterprise | |
| 1004 | RM Sussex Limited | Dublin | | Financial Enterprise | |
| 1005 | RM Triple-A Limited (in liquidation) | Dublin | | Financial Enterprise | |
| 1006 | RREEF G.O. III Malta Limited | Valletta | | Financial Enterprise | |
| 1007 | RREEF Global Opportunities Fund III, LLC | Wilmington | | Financial Enterprise | |
| 1008 | RREEF North American Infrastructure Fund A, L.P. | Wilmington | | Financial Enterprise | 99.9 |
| 1009 | RREEF North American Infrastructure Fund B, L.P. | Wilmington | | Financial Enterprise | 99.9 |
| 1010 | SABRE Securitisation Limited | Sydney | | Other Enterprise | |
| 1011 | Saratoga Funding Corp., LLC | Dover | | Financial Enterprise | |
| 1012 | Sedona Capital Funding Corp., LLC | Wilmington | | Financial Enterprise | |
| 1013 | Silrendel, S. de R. L. de C. V. | Mexico City | | Financial Enterprise | 100.0 |
| 1014 | Singer Island Tower Suite LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 1015 | Sixco Leasing Limited | London | | Financial Enterprise | 100.0 |
| 1016 | SMART SME CLO 2006-1, Ltd. | George Town | | Financial Enterprise | |
| 1017 | SOLIDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 100.0 |
| 1018 | SP Mortgage Trust | Wilmington | | Other Enterprise | 100.0 |
| 1019 | Stewart-Denny Holdings, LLC | Wilmington | | Financial Enterprise | |
| 1020 | Strategic Global Opportunities Limited - Class A Main USD | Nassau | | Financial Enterprise | |
| 1021 | STTN, Inc. | Wilmington | | Provider of Supporting Services | 100.0 |
| 1022 | Sunrise Beteiligungsgesellschaft mbH | Frankfurt | | Provider of Supporting Services | 100.0 |
| 1023 | Swabia 1 Limited | Dublin | | Financial Enterprise | |
| 1024 | Swabia 1. Vermögensbesitz-GmbH | Eschborn | | Financial Enterprise | 100.0 |
| 1025 | Sylvester (2001) Limited | George Town | | Financial Enterprise | 100.0 |
| 1026 | Tagus - Sociedade de Titularização de Creditos, S.A. | Lisbon | | Financial Enterprise | 100.0 |
| 1027 | Thaumat Holdings Limited (under Liquidation) | Nicosia | | Financial Enterprise | |
| 1028 | The Canary Star Trust | George Town | | Provider of Supporting Services | 100.0 |
| 1029 | The CAP Accumulation Trust | Wilmington | | Other Enterprise | |
| 1030 | The Debt Redemption Fund Limited | George Town | | Securities Trading Firm | 99.8 |
| 1031 | The GIII Accumulation Trust | Wilmington | | Other Enterprise | |
| 1032 | The India Debt Opportunities Fund Limited | Ebène City | | Provider of Supporting Services | |
| 1033 | The PEB Accumulation Trust | Wilmington | | Other Enterprise | |
| 1034 | The SLA Accumulation Trust | Wilmington | | Other Enterprise | |
| 1035 | Tintin III SPC | George Town | | Securities Trading Firm | |
| 1036 | Titian CDO Public Limited Company | Dublin | 3 | Financial Enterprise | |
| 1037 | Trave Properties S.à r.l., en faillite | Luxembourg | | Other Enterprise | 25.0 |
| 1038 | TRS Aria LLC | Wilmington | | Credit Institution | 100.0 |
| 1039 | TRS Birch II LTD | George Town | | Credit Institution | 100.0 |
| 1040 | TRS Birch LLC | Wilmington | | Credit Institution | 100.0 |
| 1041 | TRS Cypress II LTD | George Town | | Credit Institution | 100.0 |
| 1042 | TRS Cypress LLC | Wilmington | | Credit Institution | 100.0 |
| 1043 | TRS Elm II LTD | George Town | | Credit Institution | 100.0 |
| 1044 | TRS Elm LLC | Wilmington | | Credit Institution | 100.0 |
| 1045 | TRS Leda LLC | Wilmington | | Credit Institution | 100.0 |
| 1046 | TRS Maple II LTD | George Town | | Credit Institution | 100.0 |
| 1047 | TRS Maple LLC | Wilmington | | Credit Institution | 100.0 |
| 1048 | TRS Oak II LTD | George Town | | Credit Institution | 100.0 |
| 1049 | TRS Oak LLC | Wilmington | | Credit Institution | 100.0 |
| 1050 | TRS Poplar II LTD | George Town | | Credit Institution | 100.0 |
| 1051 | TRS Poplar LLC | Wilmington | | Credit Institution | 100.0 |
| 1052 | TRS Scorpio LLC | Wilmington | | Credit Institution | 100.0 |
| 1053 | TRS Spruce II LTD | George Town | | Credit Institution | 100.0 |
| 1054 | TRS Spruce LLC | Wilmington | | Credit Institution | 100.0 |
| 1055 | TRS SVCO LLC | Wilmington | | Credit Institution | 100.0 |
| 1056 | TRS Sycamore II LTD | George Town | | Credit Institution | 100.0 |
| 1057 | TRS Sycamore LLC | Wilmington | | Credit Institution | 100.0 |
| 1058 | TRS Tupelo II LTD | George Town | | Credit Institution | 100.0 |
| 1059 | TRS Tupelo LLC | Wilmington | | Credit Institution | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1060 | TRS Venor LLC | Wilmington | | Credit Institution | 100.0 |
| 1061 | TRS Walnut II LTD | George Town | | Credit Institution | 100.0 |
| 1062 | TRS Walnut LLC | Wilmington | | Credit Institution | 100.0 |
| 1063 | UTi Worldwide Inc. - Obligor Trust | London | | Other Enterprise | |
| 1064 | VCM Golding Mezzanine GmbH & Co. KG | Munich | 5 | Financial Enterprise | 0.0 |
| 1065 | Vermögensfondmandat Flexible (80 % teilgeschützt) | Luxembourg | | Other Enterprise | |
| 1066 | Village Hospitality LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 1067 | Wendelstein 2015-1 UG (haftungsbeschränkt) | Frankfurt | | Financial Enterprise | |
| 1068 | Winchester Street PLC | London | 3 | Financial Enterprise | |
| 1069 | World Trading (Delaware) Inc. | Wilmington | | Financial Enterprise | 100.0 |
| 1070 | ZALLUS Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1071 | ZARAT Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1072 | ZARAT Beteiligungsgesellschaft mbH & Co. Objekt Leben II KG | Duesseldorf | | Provider of Supporting Services | 98.0 |
| 1073 | ZELAS Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1074 | ZELAS Beteiligungsgesellschaft mbH & Co. Leben I KG | Duesseldorf | | Provider of Supporting Services | 98.1 |
| 1075 | Zumirez Drive LLC | Wilmington | | Provider of Supporting Services | 100.0 |
| 1076 | ZURET Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |

## Companies accounted for at equity

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1077 | AcadiaSoft, Inc. | Wilmington | | Other Enterprise | 4.5 |
| 1078 | Afinia Capital Group Limited | Hamilton | | Financial Enterprise | 40.0 |
| 1079 | AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung | Frankfurt | | Credit Institution | 26.9 |
| 1080 | Argantis GmbH i.L. | Cologne | | Industrial Holding | 50.0 |
| 1081 | Avacomm GmbH i.L. | Holzkirchen | | Other Enterprise | 27.5 |
| 1082 | Balgo Capital Partners Fund 1 Parallel 1 GmbH & Co. KG | Bad Soden am Taunus | | Industrial Holding | 49.8 |
| 1083 | BANKPOWER GmbH Personaldienstleistungen | Frankfurt | | Other Enterprise | 30.0 |
| 1084 | BATS Global Markets, Inc. | Wilmington | | Financial Enterprise | 4.9 |
| 1085 | Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung | Duesseldorf | | Financial Enterprise | 49.0 |
| 1086 | BFDB Tax Credit Fund 2011, Limited Partnership | New York | 6 | Industrial Holding | 100.0 |
| 1087 | BHS tabletop Aktiengesellschaft | Selb | | Other Enterprise | 28.9 |
| 1088 | BVT-CAM Private Equity Beteiligungs GmbH | Gruenwald | | Financial Enterprise | 50.0 |
| 1089 | BVT-CAM Private Equity Management & Beteiligungs GmbH | Gruenwald | | Financial Enterprise | 50.0 |
| 1090 | Comfund Consulting Limited | Bangalore | | Other Enterprise | 30.0 |
| 1091 | Craigs Investment Partners Limited | Tauranga | | Securities Trading Bank | 49.9 |
| 1092 | DB Development Holdings Limited | Larnaca | | Financial Enterprise | 49.0 |
| 1093 | DB Real Estate Global Opportunities IB (Offshore), L.P. | Camana Bay | | Financial Enterprise | 34.6 |
| 1094 | DBG Eastern Europe II Limited Partnership | St. Helier | | Financial Enterprise | 25.9 |
| 1095 | DD Finansman Anonim Sirketi | Sisli | | Credit Institution | 49.0 |
| 1096 | Deutsche Börse Commodities GmbH | Eschborn | | Other Enterprise | 16.2 |
| 1097 | Deutsche Financial Capital I Corp. | Greensboro | | Financial Enterprise | 50.0 |
| 1098 | Deutsche Financial Capital Limited Liability Company | Greensboro | | Credit Institution | 50.0 |
| 1099 | Deutsche Gulf Finance | Riyadh | | Credit Institution | 29.1 |
| 1100 | Deutsche Regis Partners Inc | Makati City | | Securities Trading Firm | 49.0 |
| 1101 | Deutsche TISCO Investment Advisory Company Limited | Bangkok | | Securities Trading Firm | 49.0 |
| 1102 | Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A. | Barcelona | | Other Enterprise | 50.0 |
| 1103 | Deutscher Pensionsfonds Aktiengesellschaft | Bonn | | Other Enterprise | 25.1 |
| 1104 | DIL Internationale Leasinggesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1105 | Domus Beteiligungsgesellschaft der Privaten Bausparkassen mbH | Berlin | | Finance Holding Company | 21.1 |
| 1106 | Elbe Properties S.à r.l. | Luxembourg | | Other Enterprise | 25.0 |
| 1107 | EOL2 Holding B.V. | Amsterdam | | Financial Enterprise | 45.0 |
| 1108 | eolec | Issy-les-Moulineaux | | Other Enterprise | 33.3 |
| 1109 | equiNotes Management GmbH | Duesseldorf | | Other Enterprise | 50.0 |
| 1110 | Erica Società a Responsabilità Limitata | Milan | | Financial Enterprise | 40.0 |
| 1111 | EVROENERGIAKI S.A. | Alexandroupolis | | Other Enterprise | 40.0 |
| 1112 | Finance in Motion GmbH | Frankfurt | | Securities Trading Firm | 19.9 |
| 1113 | Fünfte SAB Treuhand und Verwaltung GmbH & Co. "Leipzig-Magdeburg" KG | Bad Homburg | | Other Enterprise | 40.7 |
| 1114 | Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden "Louisenstraße" KG | Bad Homburg | | Other Enterprise | 30.6 |
| 1115 | G.O. IB-SIV Feeder, L.L.C. | Wilmington | | Financial Enterprise | 15.7 |
| 1116 | German Public Sector Finance B.V. | Amsterdam | | Credit Institution | 50.0 |
| 1117 | Gesellschaft für Kreditsicherung mit beschränkter Haftung | Berlin | | Industrial Holding | 36.7 |
| 1118 | giropay GmbH | Frankfurt | | Other Enterprise | 33.3 |
| 1119 | Gordian Knot Limited | London | | Securities Trading Firm | 32.4 |
| 1120 | Graphite Resources (Knightsbridge) Limited | London | | Other Enterprise | 45.0 |
| 1121 | Graphite Resources Holdings Limited | London | 6 | Industrial Holding | 70.0 |
| 1122 | Great Future International Limited | Road Town | | Financial Enterprise | 43.0 |
| 1123 | Grundstücksgesellschaft Köln-Ossendorf VI GbR | Troisdorf | | Other Enterprise | 44.9 |
| 1124 | Grundstücksgesellschaft Leipzig Petersstraße GbR | Troisdorf | | Other Enterprise | 36.1 |
| 1125 | Harvest Fund Management Company Limited | Shanghai | | Securities Trading Firm | 30.0 |
| 1126 | Hua Xia Bank Company Limited | Beijing | | Deposit-taking Credit Institution | 19.9 |
| 1127 | Huarong Rongde Asset Management Company Limited | Beijing | | Financial Enterprise | 40.7 |
| 1128 | ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1129 | Immobilienfonds Büro-Center Erfurt am Flughafen Bindersleben II GbR | Troisdorf | | Other Enterprise | 50.0 |
| 1130 | ISWAP Limited | London | | Securities Trading Firm | 13.3 |
| 1131 | IZI Düsseldorf Informations-Zentrum Immobilien Gesellschaft mit beschränkter Haftung | Duesseldorf | | Financial Enterprise | 21.1 |
| 1132 | IZI Düsseldorf Informations-Zentrum Immobilien GmbH & Co. Kommanditgesellschaft | Duesseldorf | | Other Enterprise | 21.6 |
| 1133 | Kenanga Deutsche Futures Sdn Bhd | Kuala Lumpur | | Securities Trading Firm | 27.0 |
| 1134 | KVD Singapore Pte. Ltd. | Singapore | | Financial Enterprise | 30.0 |
| 1135 | KölnArena Beteiligungsgesellschaft mbH i.L. | Cologne | | Financial Enterprise | 20.8 |
| 1136 | Lion Residential Holdings S.à r.l. | Luxembourg | | Financial Enterprise | 17.4 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1137 | Main Properties S.à r.l. | Luxembourg | | Other Enterprise | 25.0 |
| 1138 | MidOcean (Europe) 2003 LP | St. Helier | | Financial Enterprise | 20.0 |
| 1139 | MidOcean Partners, LP | New York | | Financial Enterprise | 20.0 |
| 1140 | Millennium Marine Rail, L.L.C. | Elizabeth | | Other Enterprise | 50.0 |
| 1141 | Nexus II LLC | Wilmington | | Financial Enterprise | 11.9 |
| 1142 | North Coast Wind Energy Corp. | Vancouver | 6 | Other Enterprise | 96.7 |
| 1143 | Nummus Beteiligungs GmbH & Co. KG | Frankfurt | | Financial Enterprise | 27.8 |
| 1144 | P.F.A.B. Passage Frankfurter Allee Betriebsgesellschaft mbH | Berlin | | Other Enterprise | 22.2 |
| 1145 | Parkhaus an der Börse GbR | Cologne | | Other Enterprise | 37.7 |
| 1146 | PERILLA Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1147 | PX Group Limited | Stockton on Tees | | Financial Enterprise | 29.4 |
| 1148 | Raymond James New York Housing Opportunities Fund I-A L.L.C. | New York | | Industrial Holding | 33.0 |
| 1149 | Raymond James New York Housing Opportunities Fund I-B L.L.C. | New York | | Industrial Holding | 33.3 |
| 1150 | Raymond James New York Housing Opportunities Fund II L.L.C. | New York | | Industrial Holding | 19.5 |
| 1151 | Raymond James New York Upstate Housing Opportunities Fund I L.L.C. | New York | | Industrial Holding | 24.9 |
| 1152 | Relax Holding S.à r.l. | Luxembourg | | Other Enterprise | 20.0 |
| 1153 | REON - Park Wiatrowy I Sp. z o.o. | Warsaw | | Other Enterprise | 50.0 |
| 1154 | REON-Park Wiatrowy II Sp. z o.o. | Warsaw | | Other Enterprise | 50.0 |
| 1155 | REON-Park Wiatrowy IV Sp. z o.o. | Warsaw | | Other Enterprise | 50.0 |
| 1156 | Roc Capital Group, LLC | Wilmington | | Financial Enterprise | 8.5 |
| 1157 | Roc Capital Management, L.P. | Wilmington | | Securities Trading Firm | 8.5 |
| 1158 | RREEF Property Trust, Inc. | Baltimore | | Other Enterprise | 15.7 |
| 1159 | Sakaras Holding Limited | Birkirkara | 7 | Financial Enterprise | 0.0 |
| 1160 | Schiffahrts UG (haftungsbeschränkt) & Co. KG MS "DYCKBURG" i.I. | Hamburg | | Other Enterprise | 41.3 |
| 1161 | Shunfeng Catering & Hotel Management Co., Ltd. | Beijing | | Other Enterprise | 6.4 |
| 1162 | SRC Security Research & Consulting GmbH | Bonn | | Other Enterprise | 22.5 |
| 1163 | Starpool Finanz GmbH | Berlin | | Provider of Supporting Services | 49.9 |
| 1164 | Station Holdco LLC | Wilmington | | Industrial Holding | 25.0 |
| 1165 | Teesside Gas Transportation Limited | London | | Other Enterprise | 45.0 |
| 1166 | TradeWeb Markets LLC | Wilmington | | Securities Trading Firm | 5.5 |
| 1167 | Triton Beteiligungs GmbH | Frankfurt | | Industrial Holding | 33.1 |
| 1168 | Turquoise Global Holdings Limited | London | | Financial Enterprise | 7.1 |
| 1169 | U.S.A. Institutional Tax Credit Fund C L.P. | Dover | | Industrial Holding | 18.9 |
| 1170 | U.S.A. Institutional Tax Credit Fund CVI L.P. | Dover | | Industrial Holding | 24.8 |
| 1171 | U.S.A. Institutional Tax Credit Fund XCV L.P. | Wilmington | | Industrial Holding | 24.0 |
| 1172 | U.S.A. ITCF XCI L.P. | New York | 6 | Industrial Holding | 99.9 |
| 1173 | Volbroker.com Limited | London | | Financial Enterprise | 22.5 |
| 1174 | Weser Properties S.à r.l. | Luxembourg | | Other Enterprise | 25.0 |
| 1175 | WestLB Venture Capital Management GmbH & Co. KG | Cologne | | Other Enterprise | 50.0 |
| 1176 | Wilson Group Limited | Brisbane | | Securities Trading Firm | 18.5 |
| 1177 | Wilson HTM Holdings Pty Limited | Brisbane | | Financial Enterprise | 20.0 |
| 1178 | zeitinvest-Service GmbH | Frankfurt | | Provider of Supporting Services | 25.0 |
| 1179 | Zhong De Securities Co., Ltd | Beijing | | Securities Trading Bank | 33.3 |
| 1180 | ZINDUS Beteiligungsgesellschaft mbH | Duesseldorf | | Financial Enterprise | 50.0 |
| 1181 | ZYRUS Beteiligungsgesellschaft mbH | Schoenefeld | | Financial Enterprise | 25.0 |
| 1182 | ZYRUS Beteiligungsgesellschaft mbH & Co. Patente I KG i.L. | Schoenefeld | | Other Enterprise | 20.4 |

## Other Companies, where the holding equals or exceeds 20 %

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1183 | ABATE Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1184 | ABRI Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1185 | ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1186 | ACHTUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1187 | ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1188 | ACIS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1189 | ACTIO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1190 | ADEO Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1191 | ADLAT Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1192 | ADMANU Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1193 | AGLOM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1194 | AGUM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1195 | ALANUM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1196 | ALMO Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1197 | ALTA Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1198 | ANDOT Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1199 | Apex Fleet Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1200 | APUR Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1201 | ATAUT Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1202 | Auburn Data Systems, LLC | Chicago | 10 | Other Enterprise | 20.0 |
| 1203 | AVOC Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1204 | BAKTU Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1205 | BAL Servicing Corporation | Wilmington | 9 | Other Enterprise | 100.0 |
| 1206 | BALIT Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1207 | BAMAR Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1208 | Banks Island General Partner Inc. | Toronto | 8 | Financial Enterprise | 50.0 |
| 1209 | Belzen Pty. Limited | Sydney | 9 | Financial Enterprise | 100.0 |
| 1210 | Benefit Trust GmbH | Luetzen-Gostau | 9 | Financial Enterprise | 100.0 |
| 1211 | BIMES Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1212 | BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH | Duesseldorf | 8 | Financial Enterprise | 33.2 |
| 1213 | BLI Internationale Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 32.0 |
| 1214 | Blue Ridge Trust | Wilmington | 8 | Other Enterprise | 28.4 |
| 1215 | BrisConnections Holding Trust | Kedron | 10 | Other Enterprise | 35.6 |
| 1216 | BrisConnections Investment Trust | Kedron | 10 | Other Enterprise | 35.6 |
| 1217 | Cabarez S.A. | Luxembourg | 6, 8 | Other Enterprise | 95.0 |
| 1218 | Capital Solutions Exchange Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1219 | City Leasing (Donside) Limited (in members' voluntary liquidation) | London | 9 | Financial Enterprise | 100.0 |
| 1220 | City Leasing (Thameside) Limited | London | 9 | Financial Enterprise | 100.0 |
| 1221 | City Leasing Limited | London | 9 | Financial Enterprise | 100.0 |
| 1222 | DB Advisors SICAV | Luxembourg | 9 | Other Enterprise | 96.7 |
| 1223 | DB Master Accomodation LLC | Wilmington | 9 | Financial Enterprise | 100.0 |
| 1224 | DB Petri LLC | Wilmington | 9 | Credit Institution | 100.0 |
| 1225 | dbalternatives Discovery Fund Limited | George Town | 9 | Other Enterprise | 100.0 |
| 1226 | Deutsche River Investment Management Company S.à r.l. | Luxembourg | 8 | Financial Enterprise | 49.0 |
| 1227 | Deutz-Mülheim Grundstücksgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 40.2 |
| 1228 | DIL Europa-Beteiligungsgesellschaft mbH i.L. | Duesseldorf | 9 | Other Enterprise | 100.0 |
| 1229 | DIL Fonds-Beteiligungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1230 | DONARUM Holding GmbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1231 | Donlen Exchange Services Inc. | Boston | 9 | Other Enterprise | 100.0 |
| 1232 | DREIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1233 | DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1234 | DRITTE Fonds-Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1235 | DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1236 | EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1237 | ELC Logistik-Centrum Verwaltungs-GmbH | Erfurt | 8 | Financial Enterprise | 50.0 |
| 1238 | ELFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1239 | Enterprise Fleet Management Exchange, Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1240 | Enterprise Vehicle Exchange, Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1241 | EQR-Old Town Lofts LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1242 | EQR-Pearl LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1243 | EQR-Soma II A LP | Wilmington | 9 | Other Enterprise | 100.0 |
| 1244 | EQR-Soma II GP A LLC | Wilmington | 9 | Financial Enterprise | 100.0 |
| 1245 | FÜNFTE Fonds-Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1246 | FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1247 | FÜNFUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1248 | FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1249 | Global Salamina, S.L. | Madrid | 11 | Industrial Holding | 26.6 |
| 1250 | Grundstücksvermietungsgesellschaft Wilhelmstr. mbH | Gruenwald | 9 | Financial Enterprise | 100.0 |
| 1251 | HCA Exchange, Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1252 | Hertz Car Exchange Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1253 | Hudson 1003 4th Place, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1254 | Hudson 405 Mateo, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1255 | Hudson 4th & Traction, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1256 | Immobilien-Vermietungsgesellschaft Schumacher GmbH & Co. Objekt Rolandufer KG | Berlin | 8 | Financial Enterprise | 20.5 |
| 1257 | Intermodal Finance I Ltd. | George Town | 8 | Other Enterprise | 49.0 |
| 1258 | Isaac Newton S.A. | Luxembourg | 6, 8 | Other Enterprise | 95.0 |
| 1259 | JG Japan Grundbesitzverwaltungsgesellschaft mbH i.L. | Eschborn | 9 | Other Enterprise | 100.0 |
| 1260 | Kinneil Leasing Company | London | 8 | Financial Enterprise | 35.0 |
| 1261 | Lindsell Finance Limited | St. Julian's | 9 | Provider of Supporting Services | 100.0 |
| 1262 | London Industrial Leasing Limited | London | 9 | Financial Enterprise | 100.0 |
| 1263 | M Cap Finance Mittelstandsfonds GmbH & Co. KG | Frankfurt | 6, 10 | Financial Enterprise | 77.1 |
| 1264 | Maestrale Projects (Holding) S.A. | Luxembourg | 8 | Financial Enterprise | 49.7 |
| 1265 | Magalhaes S.A. | Luxembourg | 6, 8 | Other Enterprise | 95.0 |
| 1266 | Manuseamento de Cargas - Manicargas, S.A. | Matosinhos | 11 | Other Enterprise | 38.3 |
| 1267 | MCT Südafrika 3 GmbH & Co. KG | Hamburg | 10 | Other Enterprise | 35.3 |
| 1268 | Memax Pty. Limited | Sydney | 9 | Financial Enterprise | 100.0 |
| 1269 | Metro plus Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 40.0 |
| 1270 | MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG i.L. | Gruenwald | 10 | Other Enterprise | 29.6 |
| 1271 | Midsel Limited | London | 9 | Other Enterprise | 100.0 |
| 1272 | Mount Hope Community Center Fund, LLC | Wilmington | 10 | Industrial Holding | 49.9 |
| 1273 | Mountaintop Energy Holdings LLC | Wilmington | 8 | Financial Enterprise | 38.7 |
| 1274 | MT "KING EDWARD" Tankschiffahrts GmbH & Co. KG | Hamburg | 10 | Other Enterprise | 20.3 |
| 1275 | MT "KING ERIC" Tankschiffahrts GmbH & Co. KG | Hamburg | 10 | Other Enterprise | 20.3 |
| 1276 | NBG Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1277 | NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1278 | NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1279 | Nexus Infrastruktur Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1280 | NOFA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1281 | Nortfol Pty. Limited | Sydney | 9 | Financial Enterprise | 100.0 |
| 1282 | NV Profit Share Limited | George Town | 8 | Other Enterprise | 42.9 |
| 1283 | OPPENHEIM Buy Out GmbH & Co. KG | Cologne | 1, 9 | Financial Enterprise | 27.7 |
| 1284 | PADEM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1285 | PADOS Grundstücks-Vermietungsgesellschaft mbH i.L. | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1286 | PAGUS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1287 | PALDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1288 | Pan-European Infrastructure II, L.P. | London | 6 | Financial Enterprise | 100.0 |
| 1289 | PANIS Grundstücks-Vermietungsgesellschaft mbH i.I. | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1290 | PANTUR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1291 | PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1292 | PEDIS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1293 | PEDUM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1294 | PENDIS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1295 | PENTUM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1296 | PERGOS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1297 | PERGUM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1298 | PERLIT Mobilien-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1299 | PERLU Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1300 | PERNIO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1301 | PERXIS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1302 | PETA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1303 | PONTUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1304 | PPCenter, Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1305 | PRADUM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1306 | PRASEM Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1307 | PRATES Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1308 | PRISON Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1309 | Private Equity Invest Beteiligungs GmbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1310 | Private Equity Life Sciences Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1311 | PTL Fleet Sales, Inc. | Wilmington | 9 | Other Enterprise | 100.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1312 | PUDU Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1313 | PUKU Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1314 | PURIM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1315 | QI Exchange, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1316 | QUANTIS Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1317 | QUELLUM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1318 | QUOTAS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1319 | SABIS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1320 | Safron NetOne Partners, L.P. | George Town | 10 | Financial Enterprise | 21.7 |
| 1321 | SALIX Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1322 | SALUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1323 | SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG | Duesseldorf | 9 | Financial Enterprise | 58.5 |
| 1324 | SANCTOR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1325 | SANDIX Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1326 | SANO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1327 | SARIO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1328 | SATINA Mobilien-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1329 | SCANDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1330 | SCHEDA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1331 | Schumacher Beteiligungsgesellschaft mbH | Cologne | 8 | Financial Enterprise | 33.2 |
| 1332 | SCITOR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1333 | SCITOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heiligenstadt KG | Duesseldorf | 9 | Financial Enterprise | 71.1 |
| 1334 | SCUDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1335 | SCUDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kleine Alexanderstraße KG | Duesseldorf | 9 | Other Enterprise | 95.0 |
| 1336 | SECHSTE Fonds-Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1337 | SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1338 | SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1339 | SEDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1340 | SEGES Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1341 | SEGU Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1342 | SELEKTA Grundstücksverwaltungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1343 | SENA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1344 | SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Fehrenbach KG i.L. | Duesseldorf | 9 | Other Enterprise | 94.7 |
| 1345 | SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle II KG i.L. | Duesseldorf | 9 | Other Enterprise | 100.0 |
| 1346 | SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG | Duesseldorf | 6 | Financial Enterprise | 100.0 |
| 1347 | SERICA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1348 | SIDA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1349 | SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1350 | SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1351 | SIFA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1352 | SILANUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1353 | SILEX Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1354 | SILEX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin KG | Duesseldorf | 9 | Financial Enterprise | 83.8 |
| 1355 | SILIGO Mobilien-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1356 | SILUR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1357 | SIMILA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1358 | SOLATOR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1359 | SOLON Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1360 | SOLON Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heizkraftwerk Halle KG i.L. | Halle/Saale | 8 | Other Enterprise | 30.5 |
| 1361 | SOLUM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1362 | SOMA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1363 | SOREX Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1364 | SOSPITA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1365 | SPhinX, Ltd. (in voluntary liquidation) | George Town | 8 | Other Enterprise | 43.6 |
| 1366 | SPINO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Other Enterprise | 100.0 |
| 1367 | SPLENDOR Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1368 | STABLON Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1369 | STAGIRA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1370 | STATOR Heizkraftwerk Frankfurt (Oder) Beteiligungsgesellschaft mbH | Schoenefeld | 9 | Financial Enterprise | 100.0 |
| 1371 | STUPA Heizwerk Frankfurt (Oder) Nord Beteiligungsgesellschaft mbH i.L. | Schoenefeld | 9 | Financial Enterprise | 100.0 |
| 1372 | SUBLICA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1373 | SUBLICA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt | Duesseldorf | 8 | Financial Enterprise | 48.7 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| | Promohypermarkt Gelsenkirchen KG i.L. | | | | |
| 1374 | SUBU Mobilien-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1375 | SULPUR Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1376 | Sunbelt Rentals Exchange Inc. | Wilmington | 9 | Other Enterprise | 100.0 |
| 1377 | SUPERA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1378 | SUPLION Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1379 | SUSA Mobilien-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1380 | SUSIK Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1381 | TABA Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1382 | TACET Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1383 | TAGO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1384 | TAGUS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1385 | TAKIR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1386 | TARES Beteiligungsgesellschaft mbH i.L. | Duesseldorf | 9 | Other Enterprise | 100.0 |
| 1387 | TEBOR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1388 | TEMATIS Grundstücks-Vermietungsgesellschaft mbH i.L. | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1389 | TERRUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1390 | TESATUR Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1391 | TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Halle I KG | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1392 | TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Nordhausen I KG | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1393 | TIEDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1394 | TIEDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lager Nord KG | Duesseldorf | 8 | Financial Enterprise | 25.0 |
| 1395 | TIQI Exchange, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1396 | TOSSA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1397 | TQI Exchange, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1398 | TRAGO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1399 | TREMA Grundstücks-Vermietungsgesellschaft mbH | Berlin | 8 | Financial Enterprise | 50.0 |
| 1400 | TRENTO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1401 | TRINTO Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1402 | TRIPLA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 9 | Financial Enterprise | 100.0 |
| 1403 | Triton Fund III G L.P. | St. Helier | 6, 8 | Financial Enterprise | 62.5 |
| 1404 | TRS HY FNDS LLC | Wilmington | 9 | Credit Institution | 100.0 |
| 1405 | TUDO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1406 | TUGA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1407 | TYRAS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1408 | VARIS Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1409 | VCJ Lease S.à r.l. | Luxembourg | 6, 8 | Other Enterprise | 95.0 |
| 1410 | VCL Lease S.à r.l. | Luxembourg | 6, 8 | Other Enterprise | 95.0 |
| 1411 | VCM Initiatoren III GmbH & Co. KG | Munich | 8 | Financial Enterprise | 24.9 |
| 1412 | VEXCO, LLC | Wilmington | 9 | Other Enterprise | 100.0 |
| 1413 | VIERTE Fonds-Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1414 | VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1415 | VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1416 | VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1417 | Willem S.A. | Luxembourg | 6 | Other Enterprise | 95.0 |
| 1418 | Wohnungs-Verwaltungsgesellschaft Moers mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1419 | Wohnungsgesellschaft HEGEMAG GmbH | Darmstadt | 8 | Financial Enterprise | 50.0 |
| 1420 | XARUS Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1421 | XELLUM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1422 | XENTIS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1423 | XERA Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1424 | XERIS Grundstücks-Vermietungsgesellschaft mbH i.l. | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1425 | ZABATUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1426 | ZAKATUR Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1427 | ZANTOS Grundstücks-Vermietungsgesellschaft mbH i.L. | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1428 | ZARGUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1429 | ZEA Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 25.0 |
| 1430 | ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1431 | ZENO Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1432 | Zenwix Pty. Limited | Sydney | 9 | Financial Enterprise | 100.0 |
| 1433 | ZEPTOS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1434 | ZEREVIS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1435 | ZERGUM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1436 | ZIBE Grundstücks-Vermietungsgesellschaft mbH i.L. | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1437 | ZIDES Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |

| Serial No. | Name of company | Domicile of company | Foot-note | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1438 | ZIMBEL Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1439 | ZINUS Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1440 | ZIRAS Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1441 | ZITON Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1442 | ZITUS Grundstücks-Vermietungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 50.0 |
| 1443 | ZONTUM Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1444 | ZORUS Grundstücks-Vermietungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1445 | ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1446 | ZWEITE Fonds-Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Financial Enterprise | 50.0 |
| 1447 | ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1448 | ZWEIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1449 | ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH | Duesseldorf | 8 | Other Enterprise | 50.0 |
| 1450 | ZYLUM Beteiligungsgesellschaft mbH | Schoenefeld | 8 | Financial Enterprise | 25.0 |

## Holdings in large corporations, where the holding exceeds 5 % of the voting rights

| Serial No. | Name of company | Domicile of company | Footnote | Nature of activity | Share of Capital in % |
|---|---|---|---|---|---|
| 1451 | ABRAAJ Holdings | George Town | | Financial Enterprise | 8.8 |
| 1452 | Accunia A/S | Copenhagen | | Securities Trading Firm | 9.9 |
| 1453 | Ayubowan Capital Ltd. | Vancouver | | Credit Institution | 8.5 |
| 1454 | BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH | Berlin | | Credit Institution | 5.6 |
| 1455 | Bürgschaftsbank Brandenburg GmbH | Potsdam | | Credit Institution | 8.5 |
| 1456 | Bürgschaftsbank Mecklenburg-Vorpommern GmbH | Schwerin | | Credit Institution | 8.4 |
| 1457 | Bürgschaftsbank Sachsen GmbH | Dresden | | Credit Institution | 6.3 |
| 1458 | Bürgschaftsbank Sachsen-Anhalt GmbH | Magdeburg | | Credit Institution | 8.2 |
| 1459 | Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung | Kiel | | Credit Institution | 5.6 |
| 1460 | Bürgschaftsbank Thüringen GmbH | Erfurt | | Credit Institution | 8.7 |
| 1461 | Bürgschaftsgemeinschaft Hamburg GmbH | Hamburg | | Credit Institution | 8.7 |
| 1462 | Cecon ASA | Arendal | | Other Enterprise | 9.6 |
| 1463 | China Polymetallic Mining Limited | George Town | | Other Enterprise | 5.7 |
| 1464 | CIFG Holding Inc. | Wilmington | | Holding for Insurance Companies | 11.5 |
| 1465 | ConCardis Gesellschaft mit beschränkter Haftung | Eschborn | | Payment Institution | 16.8 |
| 1466 | Damovo Group Holdings Limited | Camana Bay | | Financial Enterprise | 16.0 |
| 1467 | Deutsche Steinzeug Cremer & Breuer Aktiengesellschaft | Alfter | | Other Enterprise | 17.2 |
| 1468 | HYPOPORT AG | Berlin | | Financial Enterprise | 9.7 |
| 1469 | K & N Kenanga Holdings Bhd | Kuala Lumpur | | Finance Holding Company | 8.2 |
| 1470 | K.K. D&M Holdings | Kawasaki | | Other Enterprise | 14.8 |
| 1471 | Landgesellschaft Mecklenburg-Vorpommern mit beschränkter Haftung | Leezen | | Other Enterprise | 11.0 |
| 1472 | Philipp Holzmann Aktiengesellschaft i.I. | Frankfurt | | Other Enterprise | 19.5 |
| 1473 | Prader Bank S.p.A. | Bolzano | | Deposit-taking Credit Institution | 9.0 |
| 1474 | Private Export Funding Corporation | Wilmington | | Credit Institution | 6.0 |
| 1475 | PT Buana Listya Tama Tbk | Jakarta | | Other Enterprise | 14.6 |
| 1476 | Reorganized RFS Corporation | Wilmington | | Holding for Insurance Companies | 6.2 |
| 1477 | RREEF America REIT III, Inc. | Baltimore | | Financial Enterprise | 7.9 |
| 1478 | Saarländische Investitionskreditbank Aktiengesellschaft | Saarbruecken | | Deposit-taking Credit Institution | 11.8 |
| 1479 | Servicios de Infraestructura de Mercado OTC S.A. | Santiago | | Credit Institution | 6.7 |
| 1480 | Società per il Mercato dei Titoli di Stato - Borsa Obbligazionaria Europea S.p.A. | Rome | | Other Enterprise | 5.0 |
| 1481 | The Ottoman Fund Limited | St. Helier | | Other Enterprise | 13.6 |
| 1482 | TRIUVA Kapitalverwaltungsgesellschaft mbH | Frankfurt | | Fund Management Company | 6.0 |
| 1483 | United Information Technology Co. Ltd. | George Town | | Industrial Holding | 12.2 |
| 1484 | Veris Gold Corp. | Vancouver | | Other Enterprise | 7.4 |
| 1485 | Yensai.com Co., Ltd. | Tokyo | | Securities Trading Firm | 7.1 |

# Confirmations

## Independent Auditor's Report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

### Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and its subsidiaries, which comprise the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated statement of cash flows, and notes to the consolidated financial statements for the business year from January 1 to December 31, 2015.

### Management's Responsibility for the Consolidated Financial Statements

The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, the supplementary requirements of German law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch: German Commercial Code) and full IFRS to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Audit Opinion

Pursuant to § 322 Abs. 3 Satz 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRSs as adopted by the EU, the supplementary requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS and give a true and fair view of the net assets and financial position of the Group as of December 31, 2015 as well as the results of operations for the business year then ended, in accordance with these requirements.

## Report on the Group Management Report

We have audited the accompanying group management report of Deutsche Bank Aktiengesellschaft for the business year from January 1 to December 31, 2015. The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch: German Commercial Code]. We conducted our audit in accordance with § 317 Abs. 2 HGB and German generally accepted standards for the audit of the group management report promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to § 322 Abs. 3 Satz 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 2, 2016

KPMG AG
Wirtschaftsprüfungsgesellschaft

Pukropski
Wirtschaftsprüfer

Beier
Wirtschaftsprüfer

# Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, February 29, 2016

| | | |
|---|---|---|
| John Cryan | Jürgen Fitschen | Stuart Lewis |
| Sylvie Matherat | Quintin Price | Garth Ritchie |
| Karl von Rohr | Marcus Schenck | Christian Sewing |
| Jeffrey Urwin | | |

# 3

# Corporate Governance Statement/Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 19, 2016.

# Management Board and Supervisory Board

## Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board are specified in its Terms of Reference, the current version of which is available on our website (www.db.com/ir/en/documents.htm).

With effect from July 1, 2015, John Cryan was appointed member of the Management Board for a five-year period and became Co-Chairman of the Management Board together with Jürgen Fitschen. With effect from November 1, 2015, Sylvie Matherat and Karl von Rohr were appointed members of the Management Board for a three-year period. With effect from January 1, 2016, Quintin Price, Garth Ritchie and Jeffrey Herbert Urwin were each appointed members of the Management Board for a three-year period.

Anshuman Jain and Rainer Neske stepped down from the Management Board at the end of June 30, 2015. Stefan Krause and Dr. Stephan Leithner stepped down from the Management Board at the end of October 31, 2015. Henry Ritchotte stepped down from the Management Board at the end of December 31, 2015.

The following paragraphs show information on the current members of the Management Board. The information includes the year in which they were born, the year in which they were appointed and the year in which their term expires and their current positions and area of responsibility according to the current Business Allocation Plan for the Management Board. Furthermore their other board mandates or directorships outside of Deutsche Bank Group are specified. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside Deutsche Bank Group.

### John Cryan

Year of birth: 1960
First appointed: 2015
Term expires: 2020

John Cryan became a member of our Management Board on July 1, 2015 and Co-Chairman of our Management Board together with Jürgen Fitschen. According to the Business Allocation Plan he is responsible for, among other things, the areas of Communications, Corporate Strategy, Non-Core Operations (NCOU) and Group Incident & Investigation Management.

Mr. Cryan became a member of Deutsche Bank's Supervisory Board in 2013, where he served as Chairman of the Audit Committee and member of the Risk Committee. Upon becoming Co-Chairman of the Management Board, he stepped down from the Supervisory Board. At the meeting of the Supervisory Board of June 7, 2015, it was resolved that Mr. Cryan will become sole Chairman of the Management Board when Jürgen Fitschen steps down in May 2016.

Mr. Cryan was President Europe, Head Africa, Head Portfolio Strategy and Head Credit Portfolio at Temasek Holdings Pte. Ltd., the Singaporean investment company, from 2012 to 2014. Previously, he was Group Chief Financial Officer of UBS AG from 2008 to 2011, having worked in corporate finance and client advisory roles at UBS and SG Warburg in London, Munich and Zurich from 1987.

He began his career as a trainee chartered accountant at Arthur Andersen in London. He is a graduate of the University of Cambridge.

Mr. Cryan is a non-executive Director of MAN Group Plc.

## Jürgen Fitschen

Year of birth: 1948
Appointed: 2009
Term expires: 2017

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been Co-Chairman of the Management Board. Mr. Fitschen decided to resign from his position as Co-Chairman of the Management Board before the end of his term and will step down as member of Deutsche Bank's Management Board and as its Co-Chairman at the end of the General Meeting on May 19, 2016.

Mr. Fitschen has been with Deutsche Bank since 1987, and was previously a member of the Management Board from 2001 to the beginning of 2002. He first took on functional responsibility for global Regional Management in 2005 and from June 2012 until end of 2015 has held functional responsibility for the bank's Regional Management worldwide, with the exception of the bank's European region but including Germany and the UK. Since January 2016 he is responsible for the global Regional Management with the exception of Germany and the UK.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a Master's degree in Business Administration.

Mr. Fitschen is a non-executive member of the Board of Directors of Kühne + Nagel International AG and a member of the Supervisory Board of METRO AG.

## Stuart Wilson Lewis

Year of birth: 1965
First appointed: 2012
Term expires: 2020

Stuart Wilson Lewis became a member of our Management Board.on June 1, 2012. He is our Chief Risk Officer and is responsible for, among other things, the functions managing Credit Risk, Market Risk, Liquidity Risk, Strategic Risk as well as for further Risk-Infrastructure entities.

He joined Deutsche Bank in 1996. Prior to assuming his current role, Mr. Lewis was Deputy Chief Risk Officer and subsequently Chief Risk Officer of Corporate & Investment Banking from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London. He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis is non-executive member of the Board of Directors of the London Stock Exchange.

## Sylvie Matherat

Year of birth: 1962
First appointed: 2015
Term expires: 2018

Sylvie Matherat became a member of our Management Board on November 1, 2015. She is our Chief Regulatory Officer and is responsible for, among other things, the functions Compliance, Anti-Financial Crime (AFC), and Group Regulatory Affairs (GRA).

Ms. Matherat joined Deutsche Bank from Banque de France where she was Deputy Director General and responsible for regulation and financial stability issues, payment and settlement infrastructures, banking services, and the Target 2 Securities project. Ms. Matherat previously held various positions at the Banking Supervisory Authority and in the private sector.

She studied public law and finance at the Institut d'Études Politiques de Paris, France, and holds a Master's degree in law and political sciences. In 2014 she was awarded the Légion d'Honneur.

Ms. Matherat does not have any external directorships subject to disclosure.

## Quintin Price

Year of birth: 1961
First appointed: 2016
Term expires: 2018

Quintin Price became a member of our Management Board on January 1, 2016. He is Head of our Deutsche Asset Management business division.

Prior to joining Deutsche Bank, Mr. Price was Global Head of Alpha Strategies at BlackRock and a member of the Global Executive Committee. He joined BlackRock in 2005 from Gartmore Investment Management.

He holds a Bachelor of Science in Economic and Social History from the University of Bristol (UK).

Mr. Price does not have any external directorships subject to disclosure.

## Garth Ritchie

Year of birth: 1968
First appointed: 2016
Term expires: 2018

Garth Ritchie became a member of our Management Board on January 1, 2016. He is Head of our Global Markets business division and is responsible for Regional Management for UK.

Mr. Ritchie joined Deutsche Bank in 1996 and became Head of Equities in the Corporate Banking & Securities Business Division in 2010. He held positions in trading and derivatives for over two decades.

Prior to joining Deutsche Bank, Mr. Ritchie held positions at Fergusson Brothers and First National Bank of South Africa.

He holds a Bachelor of Commerce in Finance and Economics from the University of Port Elizabeth (South Africa).

Mr. Ritchie does not have any external directorships subject to disclosure.

## Karl von Rohr

Year of birth: 1965
First appointed: 2015
Term expires: 2018

Karl von Rohr became a member of our Management Board on November 1, 2015. He is our Chief Administrative Officer and is responsible for the functions Legal, Global Corporate Governance and Human Resources.

Mr. von Rohr joined Deutsche Bank in 1998. From 2013 to 2015 he was Global Chief Operating Officer, Regional Management. Prior to this, he was Head of Human Resources for Deutsche Bank in Germany and member of the Management Board of Deutsche Bank PGK AG. During his time at Deutsche Bank he held various senior management positions in other divisions in Germany and Belgium.

He studied law at the universities of Bonn (Germany), Kiel (Germany), Lausanne (Switzerland) and at Cornell University (U.S.A.).

Mr. von Rohr does not have any external directorships subject to disclosure.

## Dr. Marcus Schenck

Year of birth: 1965
First appointed: 2015
Term expires: 2018

Dr. Marcus Schenck became a member of our Management Board on May 21, 2015. He is our Chief Financial Officer and is responsible for, among other things, the functions Finance, Group Tax and Group Treasury as well as Corporate M&A.

In January 2015, Dr. Schenck joined Deutsche Bank from Goldman Sachs International, where he was Partner and Head of Investment Banking Services for Europe, Middle East & Africa. Additionally, he was a member of the Operating Committee of the Investment Banking Division of Goldman Sachs. From 2006 to 2013, Dr. Schenck was Chief Financial Officer and a member of the Management Board of German energy supplier E.ON SE. From 1997 to 2006, he held a number of senior positions at Goldman Sachs in Frankfurt. Prior to that, he was a consultant at McKinsey & Company.

He holds a "Diplom-Volkswirt" degree from the University of Bonn and a PhD in Economics from the University of Cologne.

Dr. Schenck does not have any external directorships subject to disclosure.

## Christian Sewing

Year of birth: 1970
First appointed: 2015
Term expires: 2017

Christian Sewing became a member of our Management Board on January 1, 2015. Since January 2016 he is our Head of Private, Wealth & Commercial Clients as well CEO Germany. From January until June 2015, he was responsible on the Management Board for Legal, Incident Management Group and Group Audit, and thereafter he assumed responsibility for Private & Business Clients.

Prior to assuming his role on our Management Board, Mr. Sewing was Global Head of Group Audit and before that held a number of positions in Risk, including Deputy Chief Risk Officer (from 2012 to 2013) and Chief Credit Officer of Deutsche Bank (from 2010 to 2012).

From 2005 until 2007, Mr. Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank.

Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed a bank apprenticeship at Deutsche Bank in 1989.

Mr. Sewing does not have any external directorships subject to disclosure.

### Jeffrey Herbert Urwin

Year of birth: 1956
First appointed: 2016
Term expires: 2018

Jeffrey Herbert Urwin became a member of our Management Board on January 1, 2016. He is our Head of Corporate & Investment Banking. Mr. Urwin joined Deutsche Bank in 2015 as Co-Head of Corporate Banking & Securities and Head of Corporate Finance.

He joined from JP Morgan, most recently as Global Co-Head of Treasury Services, Corporate Banking and Investment Banking. During his career at JP Morgan, he was Chairman and CEO of JP Morgan Asia, Head of Global Investment Banking, Co-Head of North American Investment Banking, and Head of Americas Investment Banking Coverage. He joined JP Morgan following its acquisition of Bear Stearns Inc.

He holds an LLB from the University of Birmingham (UK) and is a Barrister at Law.

Mr. Urwin does not have any external directorships subject to disclosure.

## Group Executive Committee

The Group Executive Committee was established in 2002. In accordance with the Strategy 2020 objective to reduce organizational complexity, it was dissolved in October 2015. The Group Executive Committee comprised the members of the Management Board and senior representatives from the regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee was a body that is not required by the Stock Corporation Act. It served as a tool to coordinate our business and regions, discussed Group strategy and prepared recommendations for Management Board decisions. It had no decision-making authority.

## Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation of the bank as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. The Supervisory Board decides on the appointment and dismissal of members of the Management Board including long-term succession planning for the Management Board based on the recommendations of the Chairman's Committee taking into account the recommendations of the Nomination Committee. Based on the recommendation of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board, resolves on the compensation system for the Management Board and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Co-Chairmen of the Management Board, and consults with them on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Co-Chairmen of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets, if required, without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

In 2015, a total of 73 meetings of the Supervisory Board and its committees took place. The number of sessions in which committees jointly met was expanded from the previous year.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.db.com/ir/en/documents.htm).

The members representing our shareholders were elected at the Annual General Meeting on May 23, 2013, except for Katherine Garrett-Cox, who was elected at the Annual General Meeting on May 26, 2011, and Dr. Paul Achleitner, Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler, who were elected at the Annual General Meeting on May 31, 2012. Louise M. Parent was appointed to the Supervisory Board by the court with effect from July 1, 2014 and was elected at the Annual General Meeting on May 21, 2015. The election of employee representatives took place on April 16, 2013.

John Cryan stepped down from the Supervisory Board at the end of June 30, 2015 and was appointed a member and Co-Chairman of the Management Board by the Supervisory Board with effect from July 1, 2015. He was succeeded on the Supervisory Board by Richard Meddings, who was appointed to the Supervisory Board by the court with effect from October 13, 2015. Stephan Szukalski was a member of the Supervisory Board until the end of November 30, 2015. After he left the Supervisory Board, the substitute member elected to replace him for the remainder of his term of office was Wolfgang Böhr, who was first elected to the Supervisory Board in 2008 and whose first mandate ended in 2013.The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

| Member | Principal occupation | Supervisory board memberships and other directorships |
| --- | --- | --- |
| **Dr. Paul Achleitner**<br>Year of birth: 1956<br>First elected: 2012<br>Term expires: 2017 | Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt | Bayer AG; Daimler AG; Henkel AG & Co. KGaA (member of the Shareholders' Committee) |
| **Wolfgang Böhr***<br>Year of birth: 1963<br>Promoted to the post as Alternate Member: 2015<br>Term expires: 2018 | Chairman of the Staff Council of Deutsche Bank, Düsseldorf<br>Member of the Group Staff Council of Deutsche Bank,<br>Member of the General Staff Council of Deutsche Bank | Betriebskrankenkasse Deutsche Bank AG (member of the Advisory Board) |
| **Frank Bsirske***<br>Year of birth: 1952<br>First elected: 2013<br>Term expires: 2018 | Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin | RWE AG (Deputy Chairman); Deutsche Postbank AG (Deputy Chairman); IBM Central Holding GmbH; Kreditanstalt für Wiederaufbau (KfW) (member of the Advisory Board) |
| **Dina Dublon**<br>Year of birth: 1953<br>First elected: 2013<br>Term expires: 2018 | | Accenture Plc; PepsiCo Inc. |
| **Katherine Garrett-Cox**<br>Year of birth: 1967<br>First elected: 2011<br>Term expires: 2016 | Chief Executive Officer of Alliance Trust Plc (until February 2016), Dundee | Alliance Trust Savings Ltd. (Executive Chairperson) (until January 2016); Alliance Trust Investments Ltd. (Chief Executive) (until March 2016) |
| **Timo Heider***<br>Year of birth: 1975<br>First elected: 2013<br>Term expires: 2018 | Chairman of the Group Staff Council of Deutsche Postbank AG; Chairman of the General Staff Council of BHW Kreditservice GmbH; Chairman of the Staff Council of BHW Bausparkasse AG, BHW Kreditservice GmbH, Postbank Finanzberatung AG and BHW Holding AG; Member of the Group Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank | Deutsche Postbank AG; BHW Bausparkasse AG (Deputy Chairman); Pensionskasse der BHW Bausparkasse AG VVa.G. (Deputy Chairman); PBC Banking Services GmbH (member of the Advisory Board) (until end 2015) |
| **Alfred Herling***<br>Year of birth: 1952<br>First elected: 2008<br>Term expires: 2018 | Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank; Chairman of the Group Staff Council of Deutsche Bank | No memberships or directorships subject to disclosure |
| **Sabine Irrgang***<br>Year of birth: 1962<br>First elected: 2013<br>Term expires: 2018 | Head of Human Resources Management (Württemberg), Deutsche Bank AG | No memberships or directorships subject to disclosure |
| **Professor Dr. Henning Kagermann**<br>Year of birth: 1947<br>First elected: 2000<br>Term expires: 2018 | President of acatech – German Academy of Science and Engineering, Munich | Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Deutsche Post AG; BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH (until April 2015) |
| **Martina Klee***<br>Year of birth: 1962<br>First elected: 2008<br>Term expires: 2018 | Chairperson of the Staff Council Group COO Eschborn/Frankfurt of Deutsche Bank | Sterbekasse für die Angestellten der Deutsche Bank VVa.G. |

| Member | Principal occupation | Supervisory board memberships and other directorships |
| --- | --- | --- |
| **Peter Löscher**<br>Year of birth: 1957<br>First elected: 2012<br>Term expires: 2017 | Chief Executive Officer of Renova Management AG, Zurich | TBG AG; Sulzer AG (Chairman of the Board of Directors); Conscientia Investment Limited (until February 2015) |
| **Henriette Mark***<br>Year of birth: 1957<br>First elected: 2003<br>Term expires: 2018 | Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank | No memberships or directorships subject to disclosure |
| **Richard Meddings**<br>Year of birth: 1958<br>Appointment by court: 2015 | | HM Treasury Board; Legal & General Group Plc |
| **Louise M. Parent**<br>Year of birth: 1950<br>Appointment by court: 2014<br>Term expires: 2018 | Of Counsel, Cleary Gottlieb Steen & Hamilton LLP, New York | Zoetis Inc. |
| **Gabriele Platscher***<br>Year of birth: 1957<br>First elected: 2003<br>Term expires: 2018 | Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank | BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson);<br>BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson);<br>BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson) |
| **Bernd Rose***<br>Year of birth: 1967<br>First elected: 2013<br>Term expires: 2018 | Chairman of the Joint General Staff Council of Postbank Filialvertrieb AG and Postbank Filial GmbH; Member of the General Staff Council of Deutsche Postbank, Member of the General Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank | Deutsche Postbank AG; Postbank Filialvertrieb AG; ver.di Vermögensverwaltungsgesellschaft (Deputy Chairman) |
| **Rudolf Stockem***<br>Year of birth: 1956<br>Promoted to the post as Alternate Member: 2012<br>Term expires: 2018 | Secretary to the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin | Deutsche Bank Privat- und Geschäftskunden AG (until December 2015); PBC Banking Services GmbH (member of the Advisory Board) (until end 2015) |
| **Dr. Johannes Teyssen**<br>Year of birth: 1959<br>First elected: 2008<br>Term expires: 2018 | Chairman of the Management Board of E.ON SE, Dusseldorf | Salzgitter AG (until September 2015) |
| **Georg F. Thoma**<br>Year of birth: 1944<br>First elected: 2013<br>Term expires: 2018 | Of Counsel, Shearman & Sterling LLP, Frankfurt | Sapinda Holding B.V. (until December 2015) |
| **Professor Dr. Klaus Rüdiger Trützschler**<br>Year of birth: 1948<br>First elected: 2012<br>Term expires: 2017 | | Sartorius AG; Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilh. Werhahn KG |

*** Elected by the employees in Germany.**

# Objectives for the composition of the Supervisory Board and status of implementation

In accordance with the German Banking Act, members of the Supervisory Board must be reliable, must have the expertise required to perform their supervisory function and to assess and monitor the businesses the company operates, and must commit sufficient time to the performance of their tasks. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010, which were last amended in October 2015 and confirmed in January 2016.

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a whole possess the knowledge, ability and expert experience to properly complete its tasks. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The composition of the Supervisory Board should ensure the Supervisory Board's qualified supervision of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a whole to have all of the knowledge and experience considered to be essential while taking into account the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Section 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of, or perform advisory duties, at major competitors. Important and not just temporary conflicts of interest with respect to a member of the Supervisory Board should lead to a termination of the mandate. With effect from July 1, 2014 members of the Supervisory Board may not hold more than the allowed number of supervisory board mandates according to Section 25d of the German Banking Act (KWG) or mandates in supervisory bodies of companies which have similar requirements. There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Annual General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant. In October 2015, the Supervisory Board resolved that for members of the Supevisory Board to be elected or appointed in future, the length of each individual Supervisory Board membership shall not, as a rule, exceed 15 years.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers and private lives of four members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs or a comparable executive function of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30 % women and at least 30 % men. Special importance was already attached to an appropriate consideration of women in the selection process for the Supervisory Board elections in 2008 and also for those held in 2013. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the specified objectives, Ms. Garrett-Cox was elected by the 2011 General Meeting and Ms. Dublon by the 2013 General Meeting, in each case based on the proposals of the Supervisory Board. Ms. Parent was appointed by the court on July 1, 2014 and elected to the Supervisory Board by the General Meeting on May 21, 2015. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts seven women among its members, which corresponds to 35 % and three of them are shareholder representatives. The Supervisory Board strives to maintain this number. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting. The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition.

In accordance with Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank has business relations with. Business transactions with these companies are conducted under the same conditions as those between unrelated third parties. These transactions, in our opinion, do not affect the independence of the Supervisory Board members involved.

# Standing Committees

The Supervisory Board has established the following seven standing committees. The Report of the Supervisory Board in the Annual Report 2015 provides information on the concrete work of the committees over the preceding year.

**Chairman's Committee:** The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, while taking into account the recommendations of the Nomination Committee. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board's sole authority to decide on the compensation of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act (AktG) and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act (AktG). Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held twelve meetings in 2015, thereof two jointly with the Nomination Committee.

The current members of the Chairman's Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

**Nomination Committee:** The shareholder representatives on the Nomination Committee prepare the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, they orient their recommendations on the criteria specified by the Supervisory Board for its composition. In accordance with Section 25d (11) of the German Banking Act (KWG), which became effective on January 1, 2014, the Nomination Committee supports the Supervisory Board in identifying candidates to fill positions on the bank's Management Board, drawing up an objective to promote the representation of the underrepresented gender on the Supervisory Board as well as a strategy for achieving this. It supports the Supervisory Board with the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and makes recommendations regarding this to the Supervisory Board. It continues to support the Supervisory Board with the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively. The Nomination Committee reviews the management's principles for selecting and appointing persons to the upper management levels and the recommendations made to the Management Board in this respect. The Nomination Committee held seven meetings in 2015, thereof two jointly with the Chairman's Committee.

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling, Professor Dr. Henning Kagermann and Dr. Johannes Teyssen.

**Audit Committee:** The Audit Committee supports the Supervisory Board in the following matters in particular: in monitoring the financial accounting process; the effectiveness of the risk management system, particularly of the internal control system and the internal audit system; the auditing of the financial statements, especially with regard to the auditor's independence and the additional services provided by the auditor; and the Management Board's prompt remediation – through suitable measures – of the deficiencies identified by the auditor. The Audit Committee pre-reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on establishing the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor's remuneration and supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal audit process and issues relating to the audit. The Audit Committee supports the Supervisory Board in connection with its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the Principal Accountant Fees and Services section starting on page 386 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held seventeen meetings in 2015, thereof three jointly with the Risk Committee and four jointly with the Integrity Committee.

The current members of the Audit Committee are Richard Meddings (Chairman since October 13, 2015), Dr. Paul Achleitner, Henriette Mark, Gabriele Platscher, Bernd Rose and Professor Dr. Klaus Rüdiger Trützschler.

**Risk Committee:** The Risk Committee advises the Supervisory Board, in particular on the current and future overall risk appetite and overall risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the upper management level. The Risk Committee monitors all the major aspects of the bank's rating and valuation procedures. The Risk Committee monitors the terms and conditions in the client business to ensure they are in line with the bank's business model and risk structure. If this is not the case, the Risk Committee requests proposals from the Management Board on how the terms and conditions in the client business could be structured to bring them into line with the bank's business model and risk structure, and monitors their implementation. The Risk Committee examines whether the incentives set by the compensation system take into consideration the company's risk, capital and liquidity structure as well as the likelihood and timing of earnings. The Risk Committee also performs all of the tasks assigned to it by law or regulatory authorities. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies insofar as the value of the shareholding is more than 2 %, but does not exceed 3 % of our regulatory banking capital and if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail (for additional information on the disclosure of the risk management objectives and policies for individual risk categories, please see the Risk Report starting on page 79 of the Financial Report). The Risk Committee held eleven meetings in 2015, thereof two jointly with the Compensation Control Committee and three jointly with the Audit Committee.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman until January 28, 2015), Dina Dublon (Chairperson since January 28, 2015), Richard Meddings (since October 13, 2015), Louise M. Parent and Rudolf Stockem.

**Integrity Committee:** The Integrity Committee continually advises and monitors the Management Board with regard to whether management is committed to the economically sound, sustainable development of the company while observing the principles of sound, responsible management, fulfilling the company's social responsibilities and protecting the natural resources of the environment (environmental, social and governance (ESG) issues); and with regard to whether the business management is aligned to these with the objective of a holistic corporate culture. The Integrity Committee deals, in particular, with the following matters: It monitors the Management Board's measures to ensure the company's compliance with legal requirements, authorities' regulations and the company's own in-house policies. It regularly reviews the bank's Code of Business Conduct and Ethics to foster exemplary conduct on the part of company employees, both within and outside the company, and that such conduct is not just aligned to formal compliance with statutory requirements. It observes and analyzes the legal and reputational risks that are material to the bank and advocates their avoidance. For this purpose, it advises the Management Board on how to generate awareness of the importance of such risks. The Integrity Committee also prepares the Supervisory Board decisions on pursuing recourse claims or taking other measures against current or former members of the Management Board. The Integrity Committee held fifteen meetings in 2015, thereof four jointly with the Audit Committee.

The current members of the Integrity Committee are Georg Thoma (Chairman), Dr. Paul Achleitner, Sabine Irrgang, Timo Heider, Martina Klee and Peter Löscher.

**Compensation Control Committee:** The Compensation Control Committee supports the Supervisory Board in the appropriate structuring of the compensation systems for the Management Board. It monitors the appropriate structure of the compensation systems for the Manaagement Baord and employees and, in particular, the appropriate structure of the compensation for the heads of the risk control function and compliance function and for the employees who have a material influence on the bank's overall risk profile. It supports the Supervisory Board in monitoring the appropriate structure of the compensation systems for the company's employees and assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the bank's sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. The Compensation Control Committee prepares the Supervisory Board's resolutions on the compensation of the Management Board, considering, in particular, the effects of the resolutions on the company's risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It prepares the Supervisory Board's resolutions on setting the total amount of variable compensation for the members of the Management Board in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Compensation Control Committee held twelve meetings in 2015, thereof two jointly with the Risk Committee.

The current members of the Compensation Control Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

**Mediation Committee:** In addition to these six standing committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2015.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman), Wolfgang Böhr (since December 1, 2015), Alfred Herling and Professor Dr. Henning Kagermann.

Further details regarding the Chairman's Committee, the Nomination Committee, the Audit Committee, the Risk Committee, the Integrity Committee and the Compensation Control Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference for the Supervisory Board (see: www.db.com/ir/en/documents.htm).

## Share Plans

For information on our employee share programs, please refer to Note 35 "Employee Benefits" to the Consolidated Financial Statements.

# Reporting and Transparency

## Directors' Share Ownership

**Management Board.** For information on the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

**Supervisory Board.** The members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

| Members of the Supervisory Board | Number of shares | Number of share awards |
|---|---|---|
| Dr. Paul Achleitner | 0 | 0 |
| Wolfgang Böhr | 0 | 0 |
| Frank Bsirske | 0 | 0 |
| Dina Dublon | 0 | 0 |
| Katherine Garrett-Cox | 0 | 0 |
| Timo Heider | 0 | 0 |
| Alfred Herling | 1,561 | 10 |
| Sabine Irrgang | 735 | 10 |
| Professor Dr. Henning Kagermann | 0 | 0 |
| Martina Klee | 1,367 | 10 |
| Peter Löscher | 0 | 0 |
| Henriette Mark | 1,006 | 10 |
| Richard Meddings | 0 | 0 |
| Louise Parent | 0 | 0 |
| Gabriele Platscher | 1,060 | 10 |
| Bernd Rose | 0 | 0 |
| Rudolf Stockem | 0 | 0 |
| Dr. Johannes Teyssen | 0 | 0 |
| Georg Thoma | 2,250 | 0 |
| Professor Dr. Klaus Rüdiger Trützschler | 2,950 | 0 |
| Total | 10,929 | 50 |

The members of the Supervisory Board held 10,929 shares, amounting to less than 0.01 % of our shares as of February 19, 2016.

As listed in the "Number of share awards" column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2016.

As described in the "Management Report: Compensation Report: Compensation System for Supervisory Board Members", 25 % of each member's compensation for services as a member of the Supervisory Board for a given prior year is, rather than being paid in cash, converted into notional shares of Deutsche Bank in February of the following year. The cash value of the notional shares is paid to the member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the market price of the Deutsche Bank share near the payment date. The table in the section specified above shows the number of notional shares that were credited in February 2016 to members of the Supervisory Board as part of their 2015 compensation.

# Related Party Transactions

For information on related party transactions please refer to Note 38 "Related Party Transactions".

# Auditing and Controlling

## Audit Committee Financial Expert

The Supervisory Board determined that Dr. Paul Achleitner, Richard Meddings and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. These audit committee financial experts are "independent" of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the German Stock Corporation Act (AktG). In accordance with the provisions of Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG) as well as Section 25d (9) of the German Banking Act (KWG), they have the required expert knowledge in financial accounting and auditing.

## Compensation Control Committee Compensation Expert

Since January 1, 2014, pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company's overall risk appetite and strategy and the bank's capital base. The Supervisory Board determined that Dr. Paul Achleitner and Professor Dr. Henning Kagermann, members of the Compensation Control Committee, fulfill the requirements of Section 25d (12) of the German Banking Act (KWG) and therefore have the required expertise and professional experience in risk management and risk controlling.

For a description of the experience of the Supervisory Board members mentioned above, please see "Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board" on pages 423 to 428 of the Financial Report.

# Values and leadership principles

## Code of Business Conduct and Ethics

Deutsche Bank's Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern em-ployee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board. It reflects our values and believes. In addition, it forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a code of ethics with special obligations that apply to our "Senior Financial Officers", which currently consist of Deutsche Bank's Co-Chairmen of the Management Board, Chief Financial Officer, Group Controller and certain other Senior Financial Officers. There were no amendments or waivers to this code of ethics in 2015. Information regarding any future amendments or waivers will be published on Deutsche Bank's code of ethics website, referred to below.

The current versions of the codes of ethics are available from Deutsche Bank's website: www.db.com/ir/en/documents.htm.

### House of Governance Initiative

Deutsche Bank AG's House of Governance Initiative was successfully completed at the end of June 2015. The objective of this initiative was to improve the corporate governance structures of Deutsche Bank AG. For this initiative, a target model for assigning responsibilities was created and well-defined, transparent accountabilities with consistent delegation and escalation lines, as well as committee functions and information flows, were established. As part of this initiative, the "Governance Owner App" (GO App) was developed to enable the documentation and control of governance processes.

### Corporate Governance Fundamentals

The Policy "Corporate Governance Fundamentals – Deutsche Bank Group" was introduced in September 2015. The Policy defines the fundamental Corporate Governance principles that regulate the interaction between Deutsche Bank's internal corporate bodies and decision-makers. The Corporate Governance Fundamentals provide the internal structure through which Deutsche Bank's objectives are implemented. Furthermore, they institutionalize the roles, competencies and ownership within the legal framework governing Deutsche Bank, and support clear mandates and responsibilities. The Management Board and senior management support the Fundamentals and have made a commitment to work toward their full implementation.

# Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant's appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant's independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2014 and 2015 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftsprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) Audit fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit fees, (3) Tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).

| Fee category in € m. | 2015 | 2014 |
|---|---|---|
| Audit fees | 53 | 54 |
| Audit-related fees | 17 | 14 |
| Tax-related fees | 5 | 8 |
| All other fees | 1 | 2 |
| Total fees[1] | 76 | 78 |

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are not audited by KPMG. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Accounting Engagement Team and must thereafter be reported to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2014 and 2015, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services that was subject to such a waiver was less than 5 % for each year.

# Compliance with the German Corporate Governance Code

## Declaration pursuant to Section 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2015)

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 29, 2014, was reissued at the meeting of the Supervisory Board on October 28, 2015. The Management Board and Supervisory Board state according to Section 161 of the Stock Corporation Act:

1. The last Declaration of Conformity was issued on October 29, 2014. Since then Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" in the version dated June 24, 2014, published in the Bundesanzeiger on September 30, 2014, with the following exceptions:

- Relating to No. 5.3.3, according to which the Supervisory Board is to form a Nomination Committee composed exclusively of shareholder representatives. Due to the requirements of Section 25 (d) German Banking Act (KWG), Deutsche Bank AG does not fully comply with the recommendations in No. 5.3.3. Section 25 (d) KWG stipulates that the Nomination Committee of the Supervisory Board of Deutsche Bank AG must take on additional tasks that should be performed not solely by the shareholder representatives on the Supervisory Board. For this reason, the Nomination Committee also comprises representatives of the employees. However, it will be ensured that the candidate recommendations for the election proposals to the General Meeting will be made exclusively by the Committee's shareholder representatives.
- Relating to No. 4.2.3 (2) sentence 6, according to which the amount of compensation for the Management Board members is to be capped, both overall and with regard to variable compensation components. The existing employment contracts (in conjunction with equity plan conditions) of the members of the Management Board of Deutsche Bank AG do provide for a limit (cap) in the awarding of total compensation and their variable compensation components. In this context, however, some hold the view that such limits would have to apply not only to the granting and awarding of the compensation components but also to their later payout. Although Deutsche Bank AG does not consider this view to be convincing, we state merely as a precautionary measure that a limit (cap) has not been set for the payout amount of deferred equity-based compensation and that therefore Deutsche Bank AG has not complied with the recommendation in No. 4.2.3 (2) sentence 6 according to this interpretation.

2. On May 5, 2015, the "Government Commission on the German Corporate Governance Code" submitted a new version of the Code, which was published in the Bundesanzeiger on June 12, 2015. Deutsche Bank AG has also complied with the new version subject to the exceptions as stated in 1. above and with the further exception of the revised No. 5.4.1 (2), according to which a regular limit on the length of membership to be specified for the members of the Supervisory Board shall be taken into account for the composition of the Supervisory Board. Following the required in-depth discussion of the matter at its meeting on October 28, 2015, the Supervisory Board specified a regular limit on the length of Supervisory Board membership and on this basis resolved an adjustment and update of the objectives for its composition, with the result that the revised version of No. 5.4.1 (2) has been complied with since then.

3. As of today, Deutsche Bank AG complies with the recommendations of the "Government Commission on the German Corporate Governance Code" in the version of the Code dated May 5, 2015, published in the Bundesanzeiger on June 12, 2015, with the following exceptions:

- Relating to No. 5.3.3, based on the reason specified above in 1., first indentation.
- Relating to No. 4.2.3 (2) sentence 6, based on the reason specified above in 1., second indentation.

# Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated May 5, 2015, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.2). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for forming an opinion can no longer be expected after this point by shareholders who only participate through proxies.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.3) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

# Targets for the proportion of women in management positions/gender quota

As of the date of this Corporate Governance Statement, the percentage of women on the Supervisory Board of Deutsche Bank AG is 35 %. The statutory minimum of 30 % pursuant to Section 96 (2) of the German Stock Corporation Act (AktG) is thereby fulfilled.

On September 12, 2015, the Supervisory Board set a target for the Management Board of Deutsche Bank AG to have at least one female member by June 30, 2017. The number of women when the decision was made was zero. In the meantime, however, one female member has been appointed to the Management Board of Deutsche Bank AG, Ms. Matherat.

Furthermore, on September 16, 2015 the Management Board set targets for the percentage of women at 17 % for the first management level and 21 % for the second management level, to be reached by June 30, 2017 (when the decision was made the percentage of women in the first management level was 14 %, and 18 % in the second management level).

The populations of the first management level comprise managing directors and directors who report directly to the Management Board and managers with comparable responsibilities and those of the second management level comprise managing directors and directors who report to the first management level.

# Supplementary Information

# Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group's historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group's financial statements.

# Fully loaded CRR/CRD 4 Measures

As part of its measurements, the Group uses fully loaded CRR/CRD 4 metrics, including with respect to regulatory assets, exposures, risk-weighted assets, capital and ratios thereof. Such fully loaded metrics are are described in the "Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio", which also provides reconciliation to the respective CRR/CRD 4 transitional or IFRS values.

# Return on Equity Ratios

The Group reports a number of return on equity ratios. These ratios comprise the pre-tax and post tax return on average shareholders' equity, the pre-tax and post-tax return on average active equity and the post-tax return on average tangible shareholders' equity, each of which is a non-GAAP financial measure.

Pre-tax returns on average shareholders' equity and pre-tax return on average active equity, are defined as IBIT attributable to Deutsche Bank shareholders, as a percentage of average shareholders' equity or average active equity, respectively. Income before income taxes attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as income (loss) before income taxes excluding pre-tax income (loss) attributable to noncontrolling interests.

The post-tax returns on average shareholders' equity, average tangible shareholders' equity and average active equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders' equity, average tangible shareholders' equity and average active equity, respectively. Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests.

At the Group level, the post-tax return reflects the reported effective tax rate for the Group, which was (11) % for the full year 2015, 46 % for 2014 and 53 % for 2013. To calculate post-tax return for the segments, the applied tax rate was 35 % for the respective periods.

At the Group level, tangible shareholders' equity is the shareholders' equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from active equity as allocated to the segments. Active equity represents the shareholders' equity adjusted for dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. C&A contains the dividend accrual. Shareholders' equity, tangible shareholders' equity and active equity are presented on an average basis. The Group believes that a presentation of the measures average tangible shareholders' equity and average active equity makes comparisons to its competitors easier, and refers to these measures in a number of the return on equity ratios presented by the Group. However, average tangible shareholders' equity and average active equity are not measures provided for in IFRS, and the Group's ratios based on these measures should not be compared to other companies' ratios without considering differences in the calculations.

For the allocation of average active equity across the segments, please see Note 4 "Business Segments and Related Information" to the consolidated financial statements.

The reconciliation of the aforementioned ratios is set forth in the table below:

| | | | | | | | 2015 |
|---|---|---|---|---|---|---|---|
| in € m.<br>(unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consolidation & Adjustments | Total Consolidated |
| Income (loss) before income taxes (IBIT) | (2,035) | (3,291) | 1,439 | 1,250 | (2,732) | (729) | (6,097) |
| Less income (loss) before income taxes attributable to noncontrolling interests | 0 | 0 | 0 | 0 | 0 | 27 | 27 |
| IBIT attributable to Deutsche Bank Shareholders | (2,035) | (3,291) | 1,439 | 1,250 | (2,732) | (756) | (6,124) |
| | | | | | | | |
| Income (loss) before income taxes (IBIT) | (2,035) | (3,291) | 1,439 | 1,250 | (2,732) | (729) | (6,097) |
| Income tax expense | (720) | (1,165) | 509 | 443 | (967) | 2,575 | 675 |
| Net Income (loss) | (1,315) | (2,126) | 929 | 808 | (1,765) | (3,304) | (6,772) |
| Net income (loss) attributable to noncontrolling interests | 0 | 0 | 0 | 0 | 0 | (21) | (21) |
| **Net Income attributable to DB shareholders and additional equity components** | **(1,315)** | **(2,126)** | **929** | **808** | **(1,765)** | **(3,326)** | **(6,794)** |
| | | | | | | | |
| Average shareholders' equity | | | | | | | 69,055 |
| Add (deduct): Average dividend accruals | | | | | | | (696) |
| **Average active equity** | **30,948** | **15,099** | **7,607** | **8,023** | **6,674** | **7** | **68,359** |
| Add (deduct) | | | | | | | |
| Average dividend accruals | 0 | 0 | 0 | 0 | 0 | 696 | 696 |
| Average goodwill and other intangible assets | (3,897) | (3,407) | (1,053) | (5,362) | (573) | 383 | (13,909) |
| **Average tangible shareholders' equity** | **27,051** | **11,693** | **6,554** | **2,662** | **6,100** | **1,087** | **55,146** |
| Post-tax return on average tangible shareholders' equity (in %)[1] | (4.9) | (18.2) | 14.2 | 30.3 | N/M | N/M | (12.3) |
| Pre-tax return on average active equity (in %) | (6.6) | (21.8) | 18.9 | 15.6 | N/M | N/M | (9.0) |
| Post-tax return on average active equity (in %)[1] | (4.2) | (14.1) | 12.2 | 10.1 | N/M | N/M | (9.9) |

[1] The post-tax return on average shareholders' equity, average active equity and average tangible shareholders' equity, at the Group level reflects the reported effective tax rate for the Group.

2014

| in € m. (unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consoli-dation & Adjustments | Total Consolidated |
|---|---|---|---|---|---|---|---|
| Income (loss) before income taxes (IBIT) | 2,909 | 1,189 | 1,152 | 1,016 | (2,899) | (251) | 3,116 |
| Less income (loss) before income taxes attributable to noncontrolling interests | 0 | 0 | 0 | 0 | 0 | 28 | 28 |
| IBIT attributable to Deutsche Bank Shareholders | 2,909 | 1,189 | 1,152 | 1,016 | (2,899) | (279) | 3,088 |
| | | | | | | | |
| Income (loss) before income taxes (IBIT) | 2,909 | 1,189 | 1,152 | 1,016 | (2,899) | (251) | 3,116 |
| Income tax expense | 1,018 | 416 | 403 | 356 | (1,015) | 247 | 1,425 |
| Net Income (loss) | 1,891 | 773 | 749 | 661 | (1,884) | (498) | 1,691 |
| Net income (loss) attributable to noncontrolling interests | 0 | 0 | 0 | 0 | 0 | (28) | (28) |
| **Net Income attributable to DB shareholders and additional equity components** | **1,891** | **773** | **749** | **661** | **(1,884)** | **(526)** | **1,663** |
| | | | | | | | |
| Average shareholders' equity | | | | | | | 61,410 |
| Add (deduct): Average dividend accruals | | | | | | | (785) |
| **Average active equity** | **25,445** | **14,853** | **6,033** | **6,532** | **7,762** | **0** | **60,624** |
| Add (deduct) | | | | | | | |
| Average dividend accruals | 0 | 0 | 0 | 0 | 0 | 785 | 785 |
| Average goodwill and other intangible assets | (3,759) | (4,107) | (883) | (4,678) | (809) | (63) | (14,299) |
| **Average tangible shareholders' equity** | **21,686** | **10,746** | **5,151** | **1,854** | **6,953** | **722** | **47,111** |
| Post-tax return on average tangible shareholders' equity (in %)[1] | 8.7 | 7.2 | 14.5 | 35.6 | N/M | N/M | 3.5 |
| Pre-tax return on average active equity (in %) | 11.4 | 8.0 | 19.1 | 15.6 | N/M | N/M | 5.1 |
| Post-tax return on average active equity (in %)[1] | 7.4 | 5.2 | 12.4 | 10.1 | N/M | N/M | 2.7 |

[1] The post-tax return on average shareholders' equity, average active equity and average tangible shareholders' equity, at the Group level reflects the reported effective tax rate for the Group.

2013

| in € m. (unless stated otherwise) | Corporate Banking & Securities | Private & Business Clients | Global Transaction Banking | Deutsche Asset & Wealth Management | Non-Core Operations Unit | Consoli-dation & Adjustments | Total Consolidated |
|---|---|---|---|---|---|---|---|
| Income (loss) before income taxes (IBIT) | 2,891 | 1,363 | 1,053 | 762 | (3,478) | (1,136) | 1,456 |
| Less income (loss) before income taxes attributable to noncontrolling interests | 0 | 0 | 0 | 0 | 0 | 15 | 15 |
| IBIT attributable to Deutsche Bank Shareholders | 2,891 | 1,363 | 1,053 | 762 | (3,478) | (1,151) | 1,442 |
| | | | | | | | |
| Income (loss) before income taxes (IBIT) | 2,891 | 1,363 | 1,053 | 762 | (3,478) | (1,136) | 1,456 |
| Income tax expense | 917 | 432 | 334 | 242 | (1,103) | (46) | 775 |
| Net Income (loss) | 1,975 | 931 | 719 | 520 | (2,376) | (1,089) | 681 |
| Net income (loss) attributable to noncontrolling interests | 0 | 0 | 0 | 0 | 0 | (15) | (15) |
| **Net Income attributable to DB shareholders and additional equity components** | **1,975** | **931** | **719** | **520** | **(2,376)** | **(1,104)** | **666** |
| | | | | | | | |
| Average shareholders' equity | | | | | | | 56,080 |
| Add (deduct): Average dividend accruals | | | | | | | (646) |
| **Average active equity** | **20,161** | **13,976** | **5,136** | **5,864** | **10,296** | **0** | **55,434** |
| Add (deduct) | | | | | | | |
| Average dividend accruals | 0 | 0 | 0 | 0 | 0 | 646 | 646 |
| Average goodwill and other intangible assets | (4,423) | (3,704) | (788) | (4,657) | (1,775) | 1,199 | (14,149) |
| **Average tangible shareholders' equity** | **15,738** | **10,273** | **4,348** | **1,207** | **8,521** | **1,845** | **41,931** |
| Post-tax return on average tangible shareholders' equity (in %)[1] | 12.5 | 9.1 | 16.5 | 43.1 | N/M | N/M | 1.6 |
| Pre-tax return on average active equity (in %) | 14.3 | 9.8 | 20.5 | 13.0 | N/M | N/M | 2.6 |
| Post-tax return on average active equity (in %)[1] | 9.8 | 6.7 | 14.0 | 8.9 | N/M | N/M | 1.2 |

[1] The post-tax return on average shareholders' equity, average active equity and average tangible shareholders' equity, at the Group level reflects the reported effective tax rate for the Group.

# Adjusted Costs

Adjusted costs is one of the key performance indicator outlined in strategy 2020. Adjusted costs is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

| in € | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Noninterest expenses | (38,667) | (27,699) |
| Impairment of Goodwill and other intangible Assets | (5,776) | (111) |
| Litigation[1] | (5,218) | (1,971) |
| Policyholder benefits and claims | (256) | (289) |
| Restructuring and Severance | (965) | (375) |
| Adjusted cost | (26,452) | (24,953) |

[1] 2014 include 400 € milion charges from loan processing fees.

# Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank's total shareholders' equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank's total shareholders' equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

## Tangible Book Value

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Total shareholders' equity (Book value) | 62,678 | 68,351 | 54,719 | (5,673) | (8) | 13,633 | 25 |
| Goodwill and other intangible assets | (10,078) | (14,951) | (13,932) | 4,873 | (33) | (1,019) | 7 |
| Tangible shareholders' equity (Tangible book value) | 52,600 | 53,400 | 40,786 | (800) | (1) | 12,614 | 31 |

## Basic Shares Outstanding

| in € m. (unless stated otherwise) | 2015 | 2014 | 2013 | 2015 increase (decrease) from 2014 in € m. | 2015 increase (decrease) from 2014 in % | 2014 increase (decrease) from 2013 in € m. | 2014 increase (decrease) from 2013 in % |
|---|---|---|---|---|---|---|---|
| Number of shares | 1,379.3 | 1,379.3 | 1,068.5 | 0 | 0 | 310.7 | 29.1 |
| Shares outstanding: | | | | | | | |
| Treasury shares | (0.4) | (0.3) | (0.2) | (0.1) | 44.1 | (0.1) | 44.4 |
| Vested share awards | 8.9 | 6.8 | 8.8 | 2.1 | 31.6 | (2.0) | (22.9) |
| Basic shares outstanding | 1,387.8 | 1,385.8 | 1,077.1[1] | 2.0 | 0.1 | 308.7 | 28.7 |
| Book value per basic share outstanding in € | 45.16 | 49.32 | 50.80 | (4.16) | (8.4) | (1.48) | (2.9) |
| Tangible book value per basic share outstanding in € | 37.90 | 38.53 | 37.87 | (0.63) | (1.6) | 0.66 | 1.7 |

[1] The basic shares outstanding have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

# Valuation Adjustments

In the "Management Report: Operating and Financial Review", the Group refers to impacts on profit and loss from Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA), as well as from regulatory capital hedges in respect of Credit Valuation Adjustments (CVA).

DVA incorporates the impact of the Group's own credit risk in the fair valuing of financial liabilities, including derivative contracts.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized.

As described in Note 14 "Financial Instruments Carried at Fair Value", counterparty CVA is applied to derivative positions and is determined by assessing the potential credit exposure to a given counterparty. The calculation of CVA takes into account any collateral held, the effect of netting agreements, expected loss given default and the credit risk, based on available market information, including credit default swap spreads.

CVAs result in charges to the Group's Risk Weighted Asset (RWAs) under the CRR/CRD 4 capital rules. The Group has sought to mitigate these RWA charges through hedging with credit default swaps. These regulatory capital hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit and loss that are reported as a revenue item.

The Group believes that the presentation of these measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

# Declaration of Backing

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset & Wealth Management International GmbH, Frankfurt am Main

Deutsche Asset & Wealth Management Investment GmbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

DEUTSCHE BANK A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Europe GmbH, Frankfurt am Main

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Nederland N.V., Amsterdam

Deutsche Bank Polska Spółka Akcyjna, Warsaw

Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank, Sociedad Anónima Española, Madrid

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) SA, Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Futures Singapore Pte Ltd, Singapore

Deutsche Holdings (Malta) Ltd., St. Julians

Deutsche Immobilien Leasing GmbH, Düsseldorf

Deutsche Morgan Grenfell Group Public Limited Company, London

Deutsche Postbank AG, Bonn (until 30 June 2016)[1]

Deutsche Securities Inc., Tokyo

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Saudi Arabia LLC, Riyadh

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

norisbank GmbH, Bonn

Public joint-stock company "Deutsche Bank DBU", Kiev

OOO "Deutsche Bank", Moscow

Sal. Oppenheim jr. & Cie. AG & Co. KGaA, Köln

[1] We have withdrawn and terminated the declaration of backing for Deutsche Postbank AG, last-mentioned in the Annual Report 2014, effective at the end of 30 June 2016.

# The year at a glance

**19 January**
Deutsche Bank recognized as leader in corporate social media communications

**20 February**
Deutsche Bank to invest €1 billion in Green Bond Portfolio

**30 March**
Deutsche Bank and the Berliner Philharmoniker extend partnership until 2020

**27 April**
Announcement of Strategy 2020

**21 May**
Annual General Meeting in the Festhalle Frankfurt am Main

**03 June**
Deutsche Bank to open three innovation labs

**01 July**
John Cryan becomes the new Co-Chairman of the Management Board

**24 August**
Deutsche Bank launches another investment fund of approximately €90 million to support the microfinance sector EFSE in Southeast Europe.

**21 September**
Deutsche Bank contracted for payment services by the European Commission

**30 September**
Deutsche Bank sets gender quota targets for the Management Board and top two management levels in line with the new German gender quota legislation

**18 October**
Deutsche Bank announces comprehensive organizational restructuring and reorganization of key management roles

**29 October**
Press Conference and Analyst Meeting on Strategy 2020

**18 November**
Berliner Bank branches will become Deutsche Bank branches by the end of 2017

**28 December**
PICC Property and Casualty Company Limited to acquire Deutsche Bank's entire stake in Hua Xia Bank

# Imprint/Publications

Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone +49 69 91000
deutsche.bank@db.com

**Investor Relations**
Telephone: +49 69 91038080
db.ir@db.com

## We will be pleased to send you the following publications relating to our financial reporting

- Annual Report 2015
  (German/English)
- Annual Financial Statements and Management Report of Deutsche Bank AG 2015
  (German/English)

## How to order

**E-mail – Internet**
service-center@bertelsmann.de
www.db.com/15

**Post**
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

## Online

All publications relating to our financial reporting are available at:
www.db.com/15

## Publication

Published on March 11, 2016.

## Cautionary statement regarding forward-loowking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 11, 2016 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

## 2016

### Financial Calendar

April 28, 2016
Interim Report as of March 31, 2016

May 19, 2016
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

July 27, 2016
Interim Report as of June 30, 2016

October 27, 2016
Interim Report as of September 30, 2016

## 2017

### Financial Calendar

February 2, 2017
Preliminary results for the 2016 financial year

March 17, 2017
Annual Report 2016 and Form 20-F

April 27, 2017
Interim Report as of March 31, 2017

May 18, 2017
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

July 27, 2017
Interim Report as of June 30, 2017

October 26, 2017
Interim Report as of September 30, 2017

Annual Report 2015


Annual Report 2015

- Print version
- PDF download
- Online version: db.com/15

Corporate Responsibility Report 2015


Corporate Responsibility Report 2015

- PDF download
- Online version: cr-report.db.com/15

Human Resources Report 2015


Human Resources Report 2015

- PDF download
- Online version: hr-report.db.com/15